UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

2023 Universal Registration Document

1. Presentation of the Group and its activities

1.1 Overview

1.2 Business model, market and strategy

1.3 Significant events

1.4 Operating activities

1.5 Orange’s networks

1.6 Research and Development

1.7 Regulation of telecommunication activities

2. Risk factors and business control framework

2.1 Risk factors

2.2 Activity and risk management framework

3. Financial performance

3.1 Review of the Group’s financial position and results

3.2 Recent events and outlook

3.3 Consolidated financial statements

3.4 Orange SA Statutory Financial Statements

3.5 Statutory Auditors

4. Consolidated sustainability information

4.1 General disclosures

4.2 Environment

4.3 Social

4.4 Business conduct

4.5 Independent third party report

5. Corporate Governance

5.1 Composition of management and supervisory bodies

5.2 Operation of the management and supervisory bodies

5.3 Reference to a Code of Corporate Governance

5.4 Compensation and benefits paid to Directors, Officers and Senior Management

6. Shareholder Base and Shareholders’ Meeting

6.1 Share capital

6.2 Major shareholders

6.3 Dividend distribution policy

6.4 Statutory information on shares and Shareholders’ Meetings

6.5 Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024

6.6 Board of Directors’ Report on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024

6.7 Statutory Auditors’ Reports on resolutions and related party agreements

7. Additional information

7.1 Company identification

7.2 Glossaries

7.3 Cross-reference tables

2023 Universal Registration Document

including the Annual Financial Report

I hereby certify, that the information in this Universal Registration Document is, to the best of my knowledge, in accordance with the facts and makes no omission likely to affect its import.

I certify, to the best of my knowledge, that the financial statements have been prepared in accordance with applicable accounting standards and give a fair view of the assets, liabilities, financial position, and profit or loss of the Company and all the undertakings included in the consolidation, and that the Management Report, whose cross-reference table indicating its content is included in Section 7.3 of this Universal Registration Document, presents a fair review of the development and performance of the business and financial position of the Company and all undertakings included in the consolidation, and describes the main risks and uncertainties to which they are exposed.

Issy-les-Moulineaux, March 28, 2024

Chief Executive Officer

Christel Heydemann

The Universal Registration Document was filed on March 28, 2024, with the AMF as the competent authority under Regulation (EU) 2017-1129, without prior approval in accordance with Article 9 of said regulation.

The Universal Registration Document can be used for the purpose of offering financial securities to the public or admitting financial securities for trading on a regulated market, if it is supplemented by an offering circular relating to the securities and, where applicable, a summary and all amendments made to the Universal Registration Document. The document thus supplemented is approved by the AMF in accordance with Regulation (EU) No. 2017-1129.

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

Reports included in the Universal Registration Document

This Universal Registration Document includes:

−    the Annual Financial Report, prepared pursuant to Article L. 451-1-2 of the French Monetary and Financial Code;

−    the Management Report of the Board of Directors to the Shareholders’ Meeting, prepared pursuant to Articles L. 225-100 et seq. of the French Commercial Code;

−    the Corporate Governance Report of the Board of Directors, prepared pursuant to Article L. 225-37 of the French Commercial Code.

Cross-reference tables between the information legally required in these reports and the content of this document are provided in Section 7.3 Cross-reference tables.

Information incorporated by reference

Pursuant to Article 19 of Regulation (EU) 2017-1129, the following information is incorporated by reference in this Universal Registration Document:

−    the Consolidated Financial Statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 89 to 302 of Registration Document D. 23-0180;

−    the Consolidated Financial Statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 82 to 294 of Registration Document D. 22-0222.

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Forward-looking statements

This document contains forward-looking statements, including in Sections 1.2 Business model, market and strategy, 1.4 Operating activities, 3.1 Review of the Group’s financial position and results (in particular in Sections 3.1.1 Overview) and 3.2.2 Financial objectives.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there can be no assurance that the anticipated events will occur or that the objectives set out will actually be achieved.

The important factors that could cause Orange’s actual results to differ materially from the objectives set out are described in Section 2.1 Risk factors. Other than required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulations), Orange does not undertake any obligation to update forward-looking statements.

Documents available

Copies of the Universal Registration Document are available from Orange at its registered office.

This document, as well as Registration Documents No D. 22-0222 and D. 23-0180, some of whose information is incorporated by reference in this document, are also available on Orange’s website www.orange.com, under the heading Finance/Regulated information and on the AMF website: www.AMF-france.org.

Pursuant to Delegated Regulation (EU) No. 2019/815 of December 17, 2018, Orange’s Universal Registration Document is published in the European Single Electronic Format (xHTML). The Consolidated Financial Statements and their notes are subject to tags using the XBRL markup language specified in the annex to the regulation. This Universal Registration Document is a reproduction, translated in english, of the official version of the Universal Registration Document established in ESEF format in french, filed with the AMF on March 28, 2024 and available on the AMF website www.AMF-france.org. This reproduction is available on Orange’s website www.orange.com (https://www.orange.com/en/finance/investors/regulated-information).

All documents made available to shareholders under legal conditions can be viewed at Orange’s registered office, 111, quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France.

In addition, Orange’s Bylaws are available on www.orange.com, under the heading Group/Documentation links to Governance.

Orange’s Consolidated Financial Statements for the last three fiscal years are also available on the www.orange.com website under the Finance/Results (www.orange.com/resultats-consolides) heading and at www.info-financiere.fr.

In this document, unless otherwise indicated, the terms the "Company" and "Orange SA" refer to Orange, société anonyme (French public limited company), and the terms "Orange," the "Group" and the "Orange Group" refer to the Company together with its consolidated subsidiaries.

1.       Presentation of the Group and its activities

1.1 Overview

1.1.1 Group’s main footprint and key figures

1.1.2 Organizational structure

1.1.3 History

1.2 Business model, market and strategy

1.2.1 Business model

1.2.2 Key changes in the telecom services market

1.2.3 The Orange group strategy

1.3 Significant events

1.4 Operating activities

1.4.1 France

1.4.2 Europe

1.4.3 Africa & Middle East

1.4.4 Orange Business

1.4.5 Totem

1.4.6 International Carriers & Shared Services

1.4.7 Mobile Financial Services

1.5 Orange’s networks

1.5.1 Access networks

1.5.2 National transmission and IP transport and control networks

1.5.3 International networks

1.5.4 Network Integration Factory

1.5.5 Network resilience

1.6 Research and Development

1.6.1 Research and innovation

1.6.2 Intellectual Property and Licensing

1.6.3 Capital investment

1.7 Regulation of telecommunication activities

1.7.1 European Union

1.7.2 France

1.7.3 Spain

1.7.4 Poland

1.7.5 Other EU countries where the Orange group operates

1.7.6 Other non-EU countries where the Orange group operates

This chapter contains forward-looking statements about Orange, particularly in Sections 1.2 Business model, market and strategy and 1.4 Operating activities. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

1.1     Overview

Orange is one of the world’s leading telecommunications operators with revenue of 44.1 billion euros in 2023 and 137,000 employees worldwide at December 31, 2023, including 73,000 in France. The Group has a total customer base of 298 million customers worldwide at December 31, 2023, including 254 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business. In February 2023, the Group presented its strategic plan Lead the future, built on a new company model and guided by responsibility and efficiency. Lead the future capitalizes on network excellence to reinforce Orange’s leadership in service quality.

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Orange’s purpose is to be the trusted partner that gives everyone the keys to a responsible digital world.

1.1.1    Group’s main footprint and key figures

Financial performance

Revenues

44.1 billion euros

(+1.5% vs 2022,
+1.8% on a comparable basis)

France
€17,730 m
Europe
€11,574 m
Africa and Middle East
€7,152 m
Orange Business
€7,927 m
Totem
€686 m
International carriers
and Shared services €1,478 m
Eliminations €(2,426) m

EBITDAaL [1]

13.0 billion euros

(+0.6% vs 2022,
+1.3% on a comparable basis)

France
€6,364 m
Europe
€3,037 m
Africa and Middle East
€2,734 m
Orange Business
€679 m
Totem
€372 m
International carriers
and Shared services €(30) m
Mobile Financial Services
€(122) m
Eliminations €1 m

Operating income

5.0 billion euros

(+3.5% vs 2022,
+6.6% on a comparable basis)

France
€2,967 m
Europe
€770 m
Africa and Middle East
€1,755 m
Orange Business
€92 m
Totem
€251 m
International carriers
and Shared services €(563) m
Mobile Financial Services
€(306) m
Eliminations €1 m

Organic cash flow from telecom activities [1]

3.7 billion euros

(+19.7% vs 2022)

Net cash provided by operating telecom activities

12.5 billion euros

(+4.7% vs 2022)

Clients

Non-Financial performance

1.1.2    Organizational structure

Orange SA is the parent company of the Orange group and also carries the bulk of the Group’s activities in France.

The list of the main consolidated entities of the Orange group at December 31, 2023 is provided in Note 20 to the Consolidated Financial Statements (Section 3.3).

The Group’s organizational structure is reflected in the composition of the Executive Committee (see Section 5.1.3).

Geographical divisions - Orange France - Orange Europe (excluding France) - Orange Africa and Middle East (MEA)	Cross-cutting divisions - Orange Business - Orange Cyberdefense - Orange Wholesale (1) - Content - Mobile Financial Services	Cross-cutting functions - Communication - Corporate Social Responsibility - Finance, Performance and Development - General Secretariat - Human Resources - Strategy - Technology and Innovation

(1)   Created from April, 2023; brings together the Wholesale & International Networks and the Totem divisions.

1.1.3    History

Orange is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone. It was renamed France Telecom in 1991 and became a société anonyme (limited company) on December 31, 1996. In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. Between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. On December 31, 2023, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, the Group has, over that period, undertaken several strategic investments, in particular the acquisition of the mobile operator Orange Plc and its brand created in 1994, and the acquisition of a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel.

The Group is pursuing a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present. In the emerging markets of Africa and the Middle East where the Group is historically present (in particular Cameroon, Côte d’Ivoire, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Méditel in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Switzerland (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

In Europe where Orange implements a convergence strategy, this policy resulted in the takeover of Telekom Romania Communications,in the strengthening of the majority shareholding in Orange Belgium (2021), in the takeover of the Belgian operator VOO (2023) and in the merger agreement signed on March 21, 2024 with the Romanian State defining the terms of the merger by absorption of Orange Romania Communications by Orange Romania, the Romanian State keeping a stake in the combined entity. In 2022, Orange and MásMóvil signed an agreement to consolidate their activities in Spain (excluding Totem Spain and MásMóvil Portugal) which was completed on March 26, 2024, after authorisation from the European Commission on February 20, 2024 and agreement of the Spanish Government on the control of foreign investments on March12, 2024. This merger, which combines the activities of Orange Espagne and MásMóvil, takes the form of a 50/50 joint venture jointly controlled by Orange and MásMóvil’s shareholders with equal governance rights in the combined entity, and results in its equity method (see section 3.2 Recent events and note 3.2 to the consolidated accounts).

As part of its corporate services and since the acquisition of Equant in 2000, Orange has been pursuing its strategy of becoming a global player in digital transformation and has accelerated its shift to services through a number of targeted acquisitions, notably in the fields of Cloud services and cybersecurity, such as those of Business & Decision and Basefarm (2018) and SecureLink and SecureData (2019), Expertime (2023), a service company specializing in Microsoft technologies, and the launch of Bleu, a future "Trusted Cloud" platform in a 50/50 joint venture with Capgemini and in partnership with Microsoft (2023-2024). In 2023, Enovacom, a health subsidiary of Orange Business and French leader in medical data interoperability, acquired NEHS Digital and Xperis, two French companies specializing in the development of solutions for healthcare professionals. (see Sections 1.3 Significant events and 3.1.1.3 Significant Events).

Orange aims to optimize, develop and enhance the value of its fixed and mobile infrastructure while retaining control of its strategic assets. In 2021, to support its development in fiber, the Group partnered with long-term investors to create two FiberCos in Europe. It also launched Totem, its European TowerCo, to pool its mobile towers in order to enhance their value and optimize their management.

In 2006, Orange became the Group’s main brand for Internet, television and mobile telephony services in the majority of countries where it operated. In 2013, the Company adopted the Orange name, offering the full range of its telephony services in France under the Orange brand. This policy continued with the gradual adoption of the Orange brand by most of the Group’s subsidiaries in Europe and Africa. Corporate services in the world are offered primarily under the Orange Business brand.

In February 2023, the Group presented its strategic plan Lead the future (see Section 1.2 Business model, market and strategy). In line with this plan that refocuses Orange on its core business, the Group announced at the end of June 2023 the opening of exclusive negotiations with BNP Paribas in order to define a referral partnership for the Orange Bank customer portfolio in France, develop financing solutions for mobile devices and discuss the terms of a takeover of Orange Bank’s business in Spain. At the end of these negotiation, Orange announced, at the end of February 2024, that it had selected BNP Paribas to offer a banking continuity solution for its customers (subject to eligibility conditions) in France and Spain. Orange and BNP Paribas signed a number of agreements in February 2024 in relation to this partnership, which is part of Orange’s wider intention to progressively withdraw Orange Bank from the retail banking market in France and Spain. In January 2024, the Group sold all of OCS and Orange Studio’s titles to the Canal+ Group (see Section 3.1.1.3 Significant Events).

1.2     Business model, market and strategy

1.2.1    Business model

Building, rolling out and providing mutualized solutions for digital infrastructure

Offering connectivity, financial, IT and cybersecurity services

Orange Money

1.2.1.1  "Integrated" business model

Orange, France’s incumbent telecoms operator, is a leading digital company globally. Guided by its purpose and its Lead the Future strategic plan, its business model integrates environmental, social and societal challenges to create sustainable value for all its stakeholders.

Rolling out and operating reliable, useful and resilient networks

For Orange, creating sustainable value means first and foremost making essential digital services accessible to as many people as possible. To achieve this, the Group rolls out and operates fixed and mobile networks for consumers in Europe and in Africa & Middle East, and for businesses, its networks are among the most extensive in the world. Orange invests in new technologies to ensure that all these networks are increasingly more efficient, secure and resilient. Lastly, the Group contributes to European and African digital sovereignty through its Data centers, and through its stake in 450,000 kilometers of submarine cables. Guided by its Net Zero Carbon 2040 target, Orange has been using artificial intelligence to optimize network maintenance and has stepped up the decommissioning of older infrastructure. The Group encourages the decarbonization of its value chain, promoting the circular economy and ecodesign for customer, network and IT equipment, and applies sustainability criteria in the selection of suppliers in its calls for tender. It implements measures combining energy efficiency, renewable energies and carbon sequestration. Committed to digital inclusion, it takes action to maximize geographical coverage and is rolling out 5G in a targeted manner Satellite technology allows its customers in remote areas to benefit from a very high-speed broadband connection. In Europe, Orange is the leader in the fiber optical roll-out and its two FiberCos support the development of fiber in rural areas. Its Totem subsidiary is now one of Europe’s leading TowerCos.

Marketing innovative and secure digital services

For Orange, creating sustainable value also means guaranteeing services and a trusted customer experience in the 26 countries in Europe and Africa & Middle East where the Group is present. To market offers that include accessible and inclusive services, Orange relies on the power of its brand, the network of its distribution channels, and its digital channels. Thanks to its experience as an infrastructure operator and the roll-out of very high-speed broadband, Orange meets the connectivity and innovative mobile service needs of its 298 million B2C, business and operator customers. It allows 34.1 million active Orange Money customers in Africa & Middle East to easily complete financial transactions.

To help businesses boost their financial performance and reduce their own environmental footprint, Orange offers innovative solutions (Cloud, trust Cloud (Cloud de confiance), artificial intelligence, data analysis, Internet of Things, Security Operations Centers (SOC), etc.) tailored to their sector. With 2,800 experts and 32 cyber threat detection centers, Orange Cyberdefense has emerged as a leading European provider of cybersecurity services.

Lastly, to contribute to the development of digital services and new ethical and responsible technologies, Orange experts and researchers work with an ecosystem of partners, companies, start-ups, and public and private laboratories in France and abroad, to build the networks of the future and guarantee its customers - both B2C and B2B - access to the tools and services of tomorrow with complete confidence.

1.2.1.2  Value creation model

For Orange, creating sustainable value means taking action with the aim of sharing this value with all its stakeholders. To this end, the Group develops its activities as a fixed and mobile infrastructure operator, and markets connectivity, financial, IT and cybersecurity services.

To encourage the personal and professional development of its employees, Orange anticipates career changes, ensures the development of skills, and implements a policy of talent management, diversity and equal opportunities.

To offer its customers better connectivity and to put digital technology at the service of businesses and regions, Orange upgrades its networks and supports the development of digital skills.

For its shareholders, the Group works to strengthen the company’s profitability and improve its financial value. It has adopted a sustainable financing charter to issue financing instruments indexed to sustainable performance targets (Orange Sustainability Financing Framework).

To help protect the environment, the Group supplements its Net Zero Carbon commitments by taking into account the impact of its activities on resources and biodiversity.

To promote respect for ethics and human rights and responsible purchasing, Orange applies exacting criteria throughout its value chain, and works closely with its ecosystem within the JAC [1].

To help build a society of trust, Orange leads initiatives to raise awareness of responsible digital use, to ensure that digital tools are used in a healthy, reasonable and secure manner. And to promote digital inclusion, the Group offers free training programs, in addition to supporting digital entrepreneurship.

Assets	Value created
People 137,000 employees 97% of employees completed at least one training program 36.2% women in the workforce	People 85% of employees say they are proud to work at Orange 7.94% of shareholder base made up of employees and former employees 34.1% of women in management networks

Industrial assets

Fiber: 71.7 m households connectable to FTTH worldwide, including 48.9 m rolled out by Orange in Europe and 4.1 m in Africa and the Middle East

4G coverage reaching an average of nearly 99% of the population in Orange’s 8 operating countries in Europe and 17 operating countries in Africa and the Middle East

5G available in 7 countries in Europe and 2 countries in Africa and the Middle East

450,000 km of submarine cables owned or co-owned

Industrial assets

No.1 for mobile network quality in France for the 13th year running (Arcep)

European leadership in fiber with 14.3 m customers and in convergence with 11.9 m customers

1.2 m fiber customers in Africa and the Middle East

Commercial assets 4,900 stores worldwide 32 cyber threat detection centers worldwide USD 18.4 bn: Orange’s brand value in 2023 (Brand Finance ranking)	Commercial assets 298 m individual customers, businesses, and operators 34.1 m active Orange Money customers 60% of Orange countries leaders or at parity in NPS (Net Promoter Score)
Intellectual assets €613 m dedicated to Research & Development 7 research chairs funded as part of Orange Innovation 59 start-ups in the Orange Ventures portfolio

Intellectual assets

No.1 European telecom operator in intellectual property with over 10,500 patents, including more than 200 new patented inventions in 2023

Awarded the GEEIS-AI label for inclusive artificial intelligence

Financial assets €35.1 bn in equity 2.05x: controlled debt ratio €6.8 bn in eCAPEX

Financial assets

€13.0 bn in EBITDAaL, 6,7%: ROCE (4) of telecom activities

€3.7 bn in organic cash flow from telecom activities

€2.9 bn in free cash flow all-in from telecom activities

€0.85: net result per share (EPS (5)), €0.72: dividend per share (6)

Environmental assets

A 2025 decarbonization trajectory based on the Science Based Targets initiative (SBTi) and a commitment to net zero carbon by 2040

30 of our 50 largest suppliers in terms of expenditure committed (1) to SBTi

20% of our total supplier score in IT&N (2) purchase decisions are based on CSR criteria

Environmental assets

37.4% reduction in CO2 emissions between 2015 and 2023 (scopes 1 & 2) (7)

25.4%: collection rate for used mobiles vs sold by Europe

2.9% of mobile devices sold by Europe are reconditioned (8)

Nearly 1% of IT&N (2) equipment purchases made up of refurbished products

Social and societal assets

Member of the JAC (3), to assess, develop, and control the implementation of CSR principles among suppliers

22 Orange Digital Centers

22 countries offering affordable features phones

Social and societal assets

890 corrective action plans carried out after CSR audits conducted under the JAC (3)

1.8 m beneficiaries of our free digital training programs since 2021

250,000 households equipped with individual solar kits in 12 countries

Data as at 31 December 2023.

(1)   Representing around 60% of total Group spending in scope 3 purchase categories.

(2)   IT & Networks.

(3)   Joint Alliance for CSR.

(4)   Return on capital employed.

(5)   Earnings per share.

(6)   Subject to approval at the Shareholders Annual General Meeting (payable in 2024).

(7)   On a comparable basis.

(8)   Eight Orange countries in Europe.

1.2.1.3  Value sharing from telecom activities

1.2.1.4  Description of Orange’s value chain

In order to carry out its operations, Orange takes part in a set of activities that form its value chain, relying on two fundamental pillars of its integrated business model.

The first is the roll-out and maintenance of networks, with several stages being essential to the strength of the Group’s infrastructure:

−    obtaining licenses from the regulatory authorities in each country: in particular, the operation of mobile networks involves participating in spectrum allocation procedures, which may be accompanied by specific obligations such as geographical coverage. Orange must report to the public authorities about these obligations throughout the period of validity of these authorizations and licenses. Then, depending on geographical location and market, Orange either operates its own fixed and mobile infrastructure, or uses the networks of third-party operators under the technical, financial and regulatory conditions that apply locally;

−    the roll-out and maintenance of physical infrastructure networks, such as antennas, cables and switches, to guarantee extensive coverage and the best quality of service to meet customer expectations; the equipment required for these roll-outs, as well as the purchase of the devices needed to provide the service, are largely sourced from very large, globalized suppliers that are common to the various operators. Orange relies on its own workforce, employed in each of the countries where it operates, as well as entire workforce of companies acting locally on its behalf;

−    the roll-out of software infrastructure via IT platforms that allow for proactive, real-time management of our networks, facilitating the control of physical infrastructure, customer service and data collection. Orange relies on its own solutions as well as those of international players, in compliance with the interoperability rules and standards developed by the international institutions to which Orange contributes.

The second pillar of our value chain focuses on marketing digital services. This stage is fundamental to maintaining our position as a major telecommunications player, and includes several key elements:

−    product development: Orange must constantly innovate by developing new products and services to meet its customers’ needs. These offers can include mobile, fixed, Internet, television and Cloud services. Orange has its own research and development resources and favors an Open Innovation approach. Its experts and researchers work with an ecosystem of partners, companies, start-ups, and public and private laboratories in France and abroad;

−    the sale and distribution of Orange services and Orange or partner equipment; Orange caters to all customers, with specific offers to meet the needs of businesses through a dedicated entity with a global scope of activity (Orange Business). For B2C, small business and professional customers, Orange has its own distribution channels, both physical (stores, technical sales specialists, etc.) and digital (call centers, website, apps), in every country where it operates. It also relies on indirect distribution channels ranging from large groups to independent retailers;

−    after-sales service: after-sales service completes this value chain, resolving technical issues and providing continuity of service; after-sales service relies partially on Orange’s own resources and partially on a network of external service providers or subcontractors, whether global or local.

Recovery and end-of-life of products: Orange’s commitment to sustainability is reflected in its involvement in the recovery and recycling of products at end of life, thus helping to reduce the environmental impact of its activities. Product recovery relies on the Orange network, as well as partnerships with associations specializing in the social and solidarity economy. The recycling of customer equipment (mobile phones, set-top boxes, etc.) takes place through partnerships with specialized companies.

1.2.2    Key changes in the telecom services market

The telecoms services market as a whole is characterized by the following major trends. Specific market trends in the business segments are described in Section 1.4 Operating activities, while regulatory trends in national markets are described in Section 1.7 Regulation of telecommunication activities.

As the need for connectivity and digital services continues to grow worldwide, operators must transform themselves amidst a turbulent geopolitical, economic and regulatory environment marked by instability in conflict zones in Europe and Africa & Middle East, demographic variations and migration particularly affecting Africa & Middle East, climate disasters, the general economic slowdown due to the energy crisis and material shortages, inflation, intensifying competition between telecommunication operators and also with new non-telecommunication competitors, cyber threats, and changes in European regulations seeking to regulate markets in the face of security, sovereignty and sustainability issues.

Growth in usage and new customer expectations

The increased capacity of existing networks and the multiplicity of screens available (computers, smartphones, tablets, connected TVs, augmented reality glasses and headsets) are driving growth in usage. The development of 5G technology has prompted the emergence of new uses for businesses (optimization of production time, remote machine operation, predictive maintenance, etc.), and for B2C customers (connected devices, immersive videos, Web 3.0, Cloud gaming, etc.). Immersive technologies (metaverse), Web 3.0, and generative AI create the opportunity for new customer experiences. The rise in Internet traffic is driven by the increased digitization of essential services: education, health, finance, leisure, etc. The need for connectivity has become vital for individuals and businesses alike (teleworking, e-commerce, digitization of services, apps, etc.), with demand for digital services and content growing both in Europe and in Africa & Middle East, where the population is very young ("digital natives"). For businesses, better connectivity and services mean greater productivity and competitiveness. The need for coverage and continuity in the customer experience, as well as secure, on-demand connectivity (based on the number of users and their usage patterns), is growing. The digital transformation of companies exposes them to new cyber threats. Cybersecurity has become a need for individuals, businesses, and governments alike. More than ever, customers count on networks being reliable and resilient and on the protection of their personal data, highlighting the importance of a relationship of trust with their operator. To reduce inequalities in digital access, customers expect offers that are accessible to the most disadvantaged, as well as support for first-time users.

Network development

To face the increasingly steady growth of uses, operators must continue to invest in tomorrow’s very high-speed broadband (fiber, 5G, satellite), to increase their capacity and make them more efficient. This is made possible by the virtualization of network functions and automation, the emergence of "as a service" connectivity solutions that can be controlled and configured on demand, and the use of data and AI. As organizations are stepping up their digital transformation, app and data integration solutions are becoming critical elements for AI applications and roll-outs. Telecommunication operators are transforming their networks through an open platform approach and by integrating AI into their model. Digital technology is a growing challenge of sovereignty, leading economic players to implement sovereign telecommunication solutions through key technologies: Cloud & Edge, cybersecurity, satellite constellations (broadband connectivity solution resilient to climate and security disasters), AI. The growing digitization, complexity and interdependence of information systems are increasing the risk of cyber attacks, which are increasing in scale and intensity. Damage to property (following storms, floods, heat waves, cable theft, etc.) is multiplying, requiring immediate action to restore connectivity. Operators need to invest in the reliability of their networks and the resilience of their business processes in order to ensure business continuity. Storing a growing volume of data requires investment in Cloud infrastructure and datacenters.

In Europe, network investments are focused on very high-speed broadband access, with the development of fiber (supplemented by a satellite offer for remote areas), improved performance of 4G mobile networks and the roll-out of 5G. In Africa & Middle East, Internet access networks are developing primarily through the roll-out of 4G and 5G mobile networks, as well as fiber in targeted areas of large cities.

Transformation of the telecoms industry

Regulatory constraints (imposed rates, complex mergers, consolidation remedies) and competition (low cost, price wars) are still very intense in Europe. Competition is intensifying between telecommunication operators, as well as with disruptive new entrants like GAFAM [2] and other digital stakeholders (Starlink, start-ups and fintechs like Wave in Africa). More than 50% of network capacity in Europe is used by GAFAM1, which raises the question of fair value sharing. Smartphone manufacturers and digital service providers are challenging the operators’ ability to differentiate themselves. Over-The-Top (OTT) service providers are focusing on voice substitution in business to business (B2B) and in international wholesale. The major digital market players are also speeding up the development of their proprietary infrastructure by building new datacenters and international networks that they are promoting in the B2B and wholesale markets. At the same time, Chinese network and smartphone providers are increasingly being bypassed due to security and sovereignty risks.

Against this backdrop, the transformation of the telecoms industry is gathering pace.

For telecommunication operators, AI makes networks smarter and therefore more efficient. The emergence of generative AI represents a real revolution, as it can change professional practices by improving operational efficiency and the customer experience.

In terms of recruitment, there is high demand for multi-skilled and more software-development than physical-infrastructure-management oriented employees. To build team loyalty and to develop the digital skills required for the new technological revolution, operators are investing in employee training and seeking to increase their attractiveness.

Rising energy prices has put pressure on costs, while inflation has complicated the economic equation. To face the challenges of profitability, operators are seeking to raise rates, under both regulatory and competitive constraints. They have to decommission 2G, 3G and copper networks, and are seeking to pool and share their networks; some are even transferring all or part of their infrastructure to financial funds or infrastructure companies (TowerCos). "Coopetition" initiatives are on the rise, with alliances between telecommunications companies (APIs, Telco Cloud) and a growing number of RAN sharing projects (passive/active infrastructure). These have led to transformation and consolidation plans, particularly in Europe.

Working toward responsible digital technology

To reconcile growth in usage with the challenges of sustainability, operators have a role to play in guiding consumers toward more sustainable practices and transforming their ecosystems. They need to double down on their efforts to reach their Net Zero Carbon targets, limit the use of scarce resources, think strategically about access to critical materials (due to their limited availability and geopolitical risks), and preserve biodiversity. Levers for reducing greenhouse gas emissions include the use of energy-saving solutions, renewable energies and the development of the circular economy. The regulatory environment is becoming tougher, sustainable finance is shaping strategic guidelines, and CSR criteria are playing an increasingly important role in the choice of a supplier or product.

The digital sector also has a unique ability to help reduce CO2 emissions. Thanks to their network infrastructure and service platforms, operators are particularly well positioned to create solutions dedicated to better resource management (energy, rare metals, etc.) for businesses and governments. They also have a role to play from a social and societal standpoint: they have to make networks and practices accessible to everyone (people living in rural areas, people with disabilities, senior citizens, etc.), but also support their various audiences in adopting new technologies, developing trust by ensuring data protection and preventing social risks (harassment, dependency, etc.) that become more intense with innovations.

Changes in digital technology regulations

Against this backdrop of profound change, European regulations are evolving to support the digital transformation (see Section 1.7 Regulation of telecommunication activities).

The Digital Services Act (DSA) update to the e-Commerce Directive amends the obligations of intermediaries connecting consumers with goods, services and content to prevent illegal and harmful activities online, as well as the spread of misinformation. The DSA only provides for limited changes for electronic communications operators.

The Digital Market Act of September 14, 2022, applicable gradually from May 2, 2023, provides a framework for the economic activity of major digital platforms in the European Union, and should help establish fair relations between platforms and businesses. Telecommunication operators are outside the scope of the regulation.

The European Network and Information Security 2 (NIS 2) Directive, published in the Official Journal of the European Union in December 2022, succeeds the 2016 Directive by expanding it scope both in terms of sectors and entities covered, and by reinforcing sanctions. It also establishes CyCLONe, a network bringing together the French information systems security agency (Agence Nationale de Sécurité des Systèmes d’Information - ANSSI) and its European counterparts for coordinated responses in the event of a crisis. Member States must transpose these provisions into national law by October 2024.

The draft European Gigabit Infrastructure Act, which aims to improve the effectiveness of Directive 2014/61/EU to facilitate the roll-out of very high-speed broadband networks by reducing the associated costs and simplifying the administrative framework, was submitted in December 2023 and agreed upon on February 6, 2024. The provisional agreement, which has not yet been published, must still be submitted to the Council of the European Union and the European Parliament for formal adoption.

The Recommendation on Gigabit Connectivity was published on February 6, 2024. It updates two recommendations from 2010 and 2013, which dealt with the remedies that could be imposed on SMP operators (those with significant market power) during market analyses, particularly in the context of the transition from copper to fiber.

Lastly, on December 9, 2023, the Council of the European Union and the European Parliament reached a provisional agreement on AI legislation that harmonizes the rules on AI systems, ensuring that they are safe and respect the fundamental rights and values of the European Union. Once the final text of the law has been formally adopted by the Council of the European Union and the European Parliament, the AI legislation will come into force gradually until 3 years after its publication. In order to facilitate the transition to the new regulatory framework, the European Commission has launched the AI Pact, an initiative that aims to support implementation and invites AI developers to comply in advance with the main obligations of the AI legislation.

1.2.3    The Orange group strategy

Launched in February 2023, the strategic plan Lead the Future aims to generate value from the Group’s recognized excellence in its core business and to grow sustainably in Europe, Africa and the Middle East. Orange also intends to re-position its Enterprise activities in next generation connectivity solutions and accelerate in cybersecurity.

This plan was designed to project Orange into the future and capitalize on its unique strengths in the telecoms sector. The quality of its core assets combined with a solid financial position allow it to address the many structural and economic challenges facing the industry. The explosion of digital uses is accompanied by ever-increasing customer demands, notably in terms of resilience, making the telecoms sector essential for years to come.

Lead the Future aims to respond to these challenges and focus Orange on its core business. This ambitious and pragmatic plan aims to build on the Group’s strengths to create value. Orange, a pioneer in fiber, continues to deploy, innovate and invest in the best technologies to respond to its customers’ needs for reliability, security and resilience. In addition, Orange consolidates its strong position in cybersecurity and re-positions its B2B activities to better meet the expectations of its customers. Finally, this plan is expected to allow the Group to strengthen its position in Africa and the Middle East, a region of high growth.

Lead the Future is built on four pillars:

1.    Capitalizing on Orange’s core business to reinforce excellence and quality of service;

2.    Capitalizing on infrastructure in all the countries where the Group is active;

3.    Transforming Orange Business to accelerate growth in the Enterprise segment and strengthen Orange’s position in cybersecurity;

4.    Continuing to grow in Africa and the Middle East.

Accompanying the 2025 plan is a new company model.

Capitalizing on the core business to reinforce excellence and quality of service

Standing out for the quality of networks and service

The quality of Orange’s networks and the excellence of its customer service in Europe are widely recognized, as evidenced by the net promoter score (NPS). The power of the Orange brand, ranked the second most-valued telecoms brand in Europe in 2023, has thus been strengthened. As the leader in fiber optic deployment in Europe with nearly 48 million Fiber to the Home (FTTH) connections deployed by the Group by the end of 2023, Orange now has considerable technology assets. The excellence of the network, following significant investments, is expected to enable the Group to strengthen its leadership in terms of customer experience. Orange will continue to develop digital channels to seek to treat 70% of customer support requests in Europe by 2025 (compared with around 50% in 2022 and 66% in 2023).

Using Data and AI to offer customers a customized experience

Orange intends to develop its use of Data and AI to offer customers a customized and seamless experience across its digital and physical channels. The Group thus aims to continue to increase the share of digital technology in sales and in customer support. By leveraging AI, it intends to improve its ability to predict customer expectations, focusing on services that are secure (through network-integrated cybersecurity), transparent (offering customized, modular, seamless connectivity on-the-go) and "green" with, for example, repaired and refurbished devices.

Capitalizing on roll-out progress and leadership in networks

In addition to fiber, 5G and "4G Home" which are already widely available, Orange enhanced its satellite offer in 2023 by launching, in partnership with Eutelsat, a commercial offer in mainland France (see Section 1.5.1 Access networks).

In Spain, the combination with MásMóvil endows the created entity with the financial capacity and scale necessary to continue to invest and contribute to the development of competition through infrastructure, for the benefit of consumers and businesses.

Through this leadership in networks, customer satisfaction and enriched offers, Orange intends to improve average revenue per offer (ARPO) despite difficult macroeconomic conditions and intense competition.

The exceptional customer experience guided by the quality of its networks and of its digital interactions with customers has allowed the Group to implement its value-oriented strategy (a recent example of which is the targeted price increase) and convergence based on fiber and 5G networks. The consolidation of fixed and mobile services in Romania, Belgium and Spain will allow the Group’s convergent customer base, which reached 11.9 million at end-2023. Orange has set itself the target of becoming the leader - or on par - in customer satisfaction (NPS) in two-thirds (66%) of its geographical regions by 2025. In 2023, 60% of the branded Orange countries were NPS leaders or on par.

Lastly, with its sights firmly set on the usages of tomorrow, Lead the Future has capitalized on the expertise of researchers and other employees dedicated to innovation to build new services and applications such as Edge computing, virtualization of network operations, on-demand enterprise networks, the Wi-Fi of the future for the home, and services using generative AI.

Capitalizing on infrastructure in all the countries where the Group is active

Continuing the extension of very high-speed fixed and mobile broadband and increasing the value of Totem

The Group intends to continue to invest in the development of fixed and mobile networks within a responsible financial framework. To do so, Orange will continue to engage in strategic partnerships (radio access network (RAN) sharing and joint entities) to share financial costs and secure investments.

Across the fixed-line network, Orange continues to deploy, operate, and market fiber connections; by 2025, it plans to deploy five million additional fiber connections compared to 2022 in Europe, where peak investment has already been reached, and 2 million connections in Africa & Middle East. Across the mobile network, Orange has increased the value generated from its passive infrastructure by aiming to achieve, in 2026, a third-party operator hosting rate of 1.5 for pylons owned by Totem, the Group’s European TowerCo. Totem, a wholly owned Orange subsidiary, has all the strengths needed to be a key player in European consolidation.

The Group continues to modernize its fixed and mobile networks moving to very high-speed broadband with the decommissioning of the copper network in France and 2G and 3G networks in all its European countries by 2030. In Africa & Middle East, the Group’s entities own a portfolio of nearly 30,000 towers over which they have long-term control, and which represent significant potential for value enhancement in the coming years. Orange continues to roll out fixed and mobile networks (4G and 5G), to enable solid growth in its results and to support the African continent’s economic and social development.

Rolling out Network Integration Factories

Orange intends to enhance the value of its infrastructures through technology and strengthen the use of data and AI to put in place a new industrial model for the management of its network: more effective, more resilient, and higher performing. Group-wide Network Integration Factories will also accelerate the automation and virtualization of network operations. They will also make it possible to offer new on-demand network services operating in "Network-as-a-Service" mode (available via app programming interfaces), thus creating new business opportunities. Lastly, they will increase the resilience and security of networks thanks to considerably faster operations of network restoration, security updates or anomaly detection. This transformation is already contributing to optimizing capital and operating expenditure and reducing network electricity consumption by up to 20% (AI-assisted equipment standby, use of solar power at sites). (See Section 1.5.4 Network Integration Factory).

Transforming Orange Business to accelerate growth in the Enterprise segment and strengthen Orange’s position in cybersecurity

Positioning Orange Business as the leader for next generation connectivity solutions

The Internet, the Cloud and collaborative software have all revolutionized companies’ digital usage, for example through the shift away from fixed line telephony and private networks. These developments call into question the traditional B2B Telco operator model. With Lead the Future, Orange is profoundly transforming its model to adapt to the new realities of a market where the boundaries between networks and digital services are disappearing. Orange will therefore capitalize on its unique mastery of connectivity, security and resilience challenges.

Orange Business will position itself as the leader for next generation connectivity solutions. This ambition is rooted in its globally recognized expertise in secure and trusted connectivity solutions which provide the foundation for companies’ digital transformation. It will also rest on a re-focusing of the range of services it offers, the evolution of its company model and a far-reaching program of cost optimization. A large-scale employee training program supports this transformation.

This ambitious and demanding transformation plan is expected to enable Orange Business to return to growth in profitability (EBITDAaL) by 2025 at the latest.

Continuing the growth of Orange Cyberdefense to open up to new markets (B2C/micro-businesses)

In the cybersecurity sector, where the market is growing strongly, Orange has set itself the objective of becoming a European leader and is targeting revenues of 1.3 billion euros by 2025. Driven by the growing needs of both individuals and large businesses, the market is expected to experience double-digit growth over the coming years and the Group has already demonstrated its ability to outperform the market. With revenues of 1.1 billion euros at end-2023, an increase of 12.9% on a historical basis or 10.9% on a comparable basis, Orange Cyberdefense intends to continue with its organic growth and its strategy of targeted acquisitions, accelerate its push into the professional/ small- and medium-sized enterprise (SME) segment, and enter new markets such as business to consumer (B2C).

Continuing to grow in Africa and the Middle East

Maintaining growth in the Africa & Middle East region

The Africa and Middle East region has been a growth driver for the Group for many years and remains at the heart of its strategy. There is significant potential in this region, linked to strong demographics, the adoption of the Internet and increasing usage, the capture of which is made possible by the roll-out of networks and infrastructure. As the telecoms operator serving one in ten Africans, Orange intends to continue to invest in the deployment of its networks to further strengthen its position as a digital partner of reference in Africa and the Middle East. The Group has set the ambition of achieving average annual revenue growth above 7% between 2022 and 2025 as well as a significant increase in profitability over the same period.

Accelerating the transformation of Orange Money

On these solid foundations, the Group plans to accelerate the provision of services in the financial field (Orange Money, Orange Bank), content, energy, e-agriculture, health and B2B. Orange is thus accelerating the transformation of Orange Money toward a digital platform model that will offer other services in addition to transfers and payments. This will be offered to all consumers, whether or not they are Orange customers, across all the countries in which the Group is present. Following the success of its My Orange and Orange Money apps, Orange has launched its super-app Max it, which combines the telecommunications, financial services and e-commerce worlds, seeking to facilitate the everyday needs of its users. Developed by Orange teams in Africa for African customers, this new app was launched in 2023 in five countries. Since the end of 2022, Orange Money’s revenues has returned to growth, driven by the increase in its customer base to more than 34 million active users and by the volume of transactions made using Orange Money’s platforms, which exceeded 130 billion euros in value during the year.

Strengthening the Group’s foothold

Orange’s resilience in Africa & Middle East, fostered by the diversity of the countries in which it operates, its local ties and local management, demonstrates the Group’s ability to operate in complex geographical regions and deal with geopolitical and macroeconomic issues. A local partner in Africa and the Middle East through a dedicated subsidiary, Orange will continue to invest in infrastructure and work to promote digital inclusion across the African continent. In line with its digital inclusion policy - from the provision of offers at attractive prices to digital training - the Group will strengthen its local ties and its position as a multi-service operator, in particular by continuing to roll out its "Orange Digital Centers" and expanding Max it to the twelve other countries where Orange is present in Africa & Middle East.

A new company model guided by responsibility and efficiency

The Group’s environment is undergoing profound changes and Orange is therefore facing major challenges in terms of transformation. To overcome these challenges, Lead the Future will put in place a new company model guided by an ambitious policy of social and environmental responsibility.

Social and environmental responsibility

Environmental and social issues profoundly change the way Orange manages its activities. Its achievements are already recognized by high ESG scores. Orange now aims to transform itself and develop a more efficient and resilient company model. This sustainable transformation is underpinned by three major areas of commitment: Environment, Trust and Digital Inclusion.

In terms of the environment, the Group faces multiple challenges: climate emergencies as well as structural changes, such as access to natural resources, legislation and regulations, and society’s expectations. The long-term objective of being Net Zero Carbon in 2040 remains unchanged. The Group’s main source of energy consumption comes from networks and information system (85% of the Group’s energy consumption and 80% of its CO2 emissions across scopes 1 and 2 in 2023). In 2023, the Green ITN program saved nearly 1,150 GWh of electricity and 99 million liters of fuel. At a time when the fight against global warming is a major concern for everyone, the Group intends to be a driving force in the environmental transition and has continued its program to reduce CO2 emissions. At end-2023, Orange had already achieved its target (initially set for 2025) of reducing its scopes 1 and 2 carbon emissions by 30% compared with 2015, thanks to an increased share of renewable energies in its energy mix (notably through Power Purchase Agreements (PPAs) and efforts to use solar power at its sites). The next steps toward achieving the Group’s goal of being Net Zero Carbon in 2040 are to reduce scope 3 emissions by 14% in 2025 (compared to 2018), and to reduce emissions from all three scopes by 45% in 2030 (compared to 2020). Orange will also step up the roll-out of its European mobile device recycling program to reach 30% by 2025. The Group is also putting the eco-design of its products and services at the center of its decisions with the aim of reducing their environmental footprint from start to finish and promoting a circular economy in its processes and with its partners.

The Group’s second area of commitment is to work toward building a society of trust, to aim to become the leader in cybersecurity in Europe and a key player in digital trust. To achieve this, the Group intends to develop Orange Cyberdefense, reaffirm its policy of protecting customers’ personal data, promote the ethical use of AI and data (Code of Ethics, Positive AI initiative in France), raise awareness of responsible digital technology, and fight against cyberbullying. The Group has set itself the target of offering cybersecurity services in every country in which it operates in 2030.

Lastly, convinced that digital technology is a powerful tool for inclusion, the Group has made it its third area of commitment. Its promise of digital inclusion and empowerment focuses on three areas: access to networks and services; accessibility of offers; and the development of digital skills. It has set itself the target of reaching 2.5 million beneficiaries of free digital training programs between 2021 and 2025, and 6 million cumulatively by 2030.

Governance and social and environmental responsibility, which are at the heart of all the Group’s processes, are driven by the commitment of the Group’s management team, part of whose compensation is linked to non-financial performance indicators. Orange is also continuing to align its financing policy with its environmental, social and governance commitments by introducing sustainable financing indexed to environmental and/or social performance indicators.

A new company model

The success of Lead the Future is also linked to the development of the Group’s company model: simpler, faster, more efficient. People, organizational agility and the simplification of processes are at the heart of this transformation. The objective is to improve operational efficiency at Group level and accentuate its industrial approach geared towards excellence.

In a world of disruptive technologies, the Group is investing in training and has proactive skills management based on anticipating needs. The Group facilitates employee development toward new roles in data, Cloud Computing, cybersecurity and AI.

Lastly, the Group continues to closely manage its costs. Orange has set itself the target of saving an additional 600 million euros by 2025, on a cost base of around 12 billion euros after the integration of VOO in Belgium. Cost savings of 300 million euros by 2023 demonstrate that the Group is on track to meet its target in 2025.

Having reached a peak, Orange is aiming to reduce investments (eCAPEX) from 18% of revenues to around 15% from 2023 and for the duration of the plan. This reduction is particularly centered on France and Europe, where most of the investments in fiber have already been made. All the same, Orange will continue to invest to further strengthen its network leadership.

Within the framework of Lead the Future, the Group has set its financial ambitions for 2025. These ambitions are based on clear objectives for return on investment and long-term value creation, with a view to ROCE growth of 100 to 150 basis points by 2025 compared to end-2022, with an increase of 80 basis points in 2023. Orange intends to rigorously manage its asset portfolio, pursue its carefully considered strategy in respect of acquisitions and partnerships, and maintain self-discipline in terms of managing its debt and its balance sheet.

2025 financial objectives

Excluding ongoing or future acquisitions, the Group’s 2025 objectives include:

−    low single digit growth in EBITDAaL (CAGR 2022-2025);

−    discipline in eCAPEX;

−    continued growth of organic cash flow from telecom activities to reach 4 billion euros in 2025;

−    a ratio of net debt to EBITDAaL unchanged at 2x in the medium term;

−    an increase in the ROCE in 2025 versus 2022.

In line with the solid growth in its organic cash flow, the Group expects to increase its dividend to 72 cents in respect of the 2023 fiscal year (payable in 2024), and to reach 75 cents in respect of the 2024 fiscal year (payable in 2025). This remains subject to the approval of the Shareholder Meeting.

For fiscal year 2025, in addition to the objectives presented at the Capital Markets Day, Orange has set a dividend floor of 0.75 euros per share.

The deconsolidation of Spain does not change the objectives of slight growth in EBITDAaL and discipline in eCAPEX. Organic cash flow, excluding Orange Espagne, will continue to grow by more than 300 million euros between 2023 [3] and 2025, reaching 3.3 billion euros in 2024 and 3.5 billion euros in 2025.

1.3     Significant events

Significant financial events, in particular changes in the asset portfolio, are presented in Chapter 3 Financial performance, in Sections 3.1.1.3 Significant events and 3.2 Recent events.

Governance

On March 24, 2023, Céline Fornaro was appointed by ministerial decree as a member of the Orange Board of Directors to represent the French government, replacing Stéphanie Besnier.

On May 23, 2023, the Orange Shareholders’ Meeting approved the appointment of two new directors: Momar Nguer, replacing Jean-Michel Severino, and Gilles Grapinet, replacing Bernard Ramanantsoa (see Section 5.1.1 Board of Directors).

In February 2023, Orange presented Lead the future, its new strategic plan which aims to generate value from the recognized excellence of its core business and to grow sustainably in Europe, Africa and the Middle East. Orange also confirms the repositioning of its Enterprise activities in next generation connectivity solutions and the acceleration in cybersecurity. Accompanying the plan is an ambitious new company model placing, at its heart, social and environmental responsibility and operational excellence. (see Section 1.2.3 The Orange group strategy).

To accelerate the Group’s transformation and development, Christel Heydemann has made changes to part of her management team (see Section 5.1.3 Executive Committee). And as part of the implementation of the "New Company Model" project, which is the core of the Lead the Future strategy, the Group’s committee structure was reviewed with an eye to simplification and streamlining. The Group’s governance is now supported by 11 key committees. (See Section 5.2.2.3 Executive Committee and Group governance committees).

Capitalizing on the core business

Fixed-access networks

Partnership with Networth for the "All Fibre" offer

In March 2023 and in partnership with Networth, Orange Wholesale France (OWF) - the Orange entity dedicated to the telecommunication operator market in France - launched a complete voice over internet protocol (VoIP) telephony and fiber Internet connectivity offering called All Fibre. This offer is a turnkey solution for operators without a network or service platform operating in the professionals and very small businesses markets. It offers extensive national coverage and is simple, convenient, time-saving and cost-effective for telecommunication operators.

Launch of the new Livebox 7

In October 2023, Orange launched the XGS-PON-compatible Livebox 7, allowing all members of the same household to enjoy the best Orange Wi-Fi experience (gaming, video chat, ultra high-definition TV, etc.). Thanks to Wi-Fi 6E, several devices can be connected simultaneously on one of the three spectrum bands available, for an ultra-high-performance connection with improved latency. Livebox 7 is part of the eco-design approach recognized by Bureau Veritas’s "Footprint Progress" certification, a first for an Orange box in France. Bureau Veritas an internationally recognized certification body, focusing on the product’s life cycle. Livebox 7 is designed to be easily repairable, with a 100% recycled and recyclable shell, and offers a standby mode option to reduce energy consumption.

Widespread roll-out of fiber optic by 2025

In France, the roll-out of the FTTH network continued at a steady pace, and Orange consolidated its leadership with a total of 37.4 million households connectable to Orange fiber optic and 8.2 million customers at end-2023.

Orange and the French government announced on November 7, 2023 that they had reached a tentative new agreement on the widespread deployment of fiber optic by 2025. In the AMII (Appel à Manifestation d’Intention d’Investissement - call for expression of investment interest) zone, this new roll-out commitment will replace the 2022 milestone of the L. 33-13 commitments (i.e. the second milestone of the commitments made in 2018). This proposal is based on the following elements:

−    by 2025, 1,120,000 premises in the entire AMII zone will be made connectable (which would represent 98.5% of connectable premises, including cases of blockage/refusal);

−    by 2024, 140,000 premises within the perimeter of 55 inter-municipality cooperation zones with the lowest FTTH coverage.

Although this agreement is based on new commitments, it extends the deadline for Orange to meet its commitments. The agreement has been submitted to Arcep and the French government has accepted the commitments taken in Orange’s proposal by decision dated March 14, 2024.

In addition, a government order incorporating the terms of Orange’s commitment could be published following an advisory opinion from Arcep (Autorité de Régulation des Communications Electroniques, des Postes et de la Distribution de la Presse - the French Electronic Communications, Postal and Print Media Distribution Regulatory Authority), and may entail additional obligations.

The roll-out of FTTH networks is also continuing in Europe (excluding France), where Orange had more than 30.2 million households connected at end-2023 (including 16.8 million in Spain and 8.0 million in Poland) and 6.0 million customers (including 3.6 million in Spain and 1.3 million in Poland).

In Africa & Middle East, at end-2023, the Group had connected 4.1 million homes to FTTH in Morocco, Jordan, Côte d’Ivoire, Senegal, Mali, Burkina Faso, Egypt, the Democratic Republic of the Congo and Guinea. Orange has stepped up its fiber roll-out and had 1.2 million customers at end-December 2023.

2024 -2028 Framework for the regulation of fixed networks in France

On December 18, 2023 in France, Arcep published the framework for the regulation of fixed networks for the years 2024 to 2028, aimed in particular at defining the framework for unbundling and civil engineering access rates. On this occasion, Orange obtained an increase in its rates.

Mobile-access networks

Orange’s 5G is now marketed in a non-standalone (NSA) version (in other words based on a 5G spectrum but using a 4G core and an additional 4G anchor frequency band) in six countries in Europe (France, Luxembourg, Poland, Romania, Slovakia, Spain). It is initially being rolled out in urban areas where 4G is in high demand, and in areas with high levels of economic activity, as a complement to the other networks. In 2023, Spain and Belgium launched their 5G standalone (SA) network . The other four European countries that have already rolled out 5G NSA will commission 5G SA between 2024 and 2025.

In Africa & Middle East, Orange is pursuing a 4G roll-out strategy and is investing in all countries to upgrade and extend their access networks. The first 5G roll-outs took place in 2022, continued in 2023, and Orange is seeking to accelerate to cover almost the entire region by 2025.

In March 2023, Orange borrowed 500 million euros from the European Investment Bank (EIB) to help finance in France the rollout of its 5G mobile network and the reinforcement of its 4G mobile network capacity in rural areas. This financing is part of the roadmap of Orange’s new strategic plan, which aims, among other things, to capitalize on the Group’s infrastructure in order to consolidate Orange’s leading position in terms of quality of service and networks.

In October 2023, the results of Arcep’s annual survey on the quality of the mobile services of French telecoms operators confirmed for the thirteenth consecutive year that Orange remains the leader in voice, SMS and data, coming in first or tied for first in all 278 performance criteria measured. These results are a testament to the expertise and ongoing commitment of the teams to more efficient and more responsible networks.

Satellites

In March 2023, Orange announced that it had signed a distribution agreement with OneWeb (a low earth orbit satellite communications company) aimed at improving and expanding the Group’s global connectivity, particularly in rural and remote areas of Europe, Latin America and Africa. Thanks to this partnership, Orange will be able to offer telecommunication operators and businesses an enhanced connectivity offer incorporating OneWeb’s LEO (Low Earth Orbit) solution, making it possible to connect, with improved latency, hard-to-reach areas that could not be served until now. Other benefits of this partnership include increased resilience and geographical coverage of B2B and backhaul solutions in these remote areas.

In November 2023, Orange launched its Satellite offer, expanding its range of very high-speed broadband connectivity solutions to include satellite in its technological mix, in addition to fiber, ADSL, 4G Home and 5G Home. This new offer, marketed through Orange distribution channels, is operated by Nordnet, a Group subsidiary that has specialized in satellite Internet for 15 years. It is part of the French government’s Cohésion Numérique des Territoires (Digital Regional Cohesion) program, and meets the government’s objective of guaranteeing very high-speed broadband access for everyone by 2025. It relies on the Eutelsat Konnect VHTS satellite, designed by Thalès Alenia Space and launched in September 2022 by Ariane 5. This offer allows its most remotely located B2C and business customers to benefit from a very high-speed broadband experience (theoretically up to 200 Mbit/s downstream and 15 Mbit/s upstream) for the price of a fiber-optic offer.

In 2023, Orange was selected to participate in the IRIS [4] industrial consortium for the sovereign European satellite constellation project, which will contribute to the objectives of the European Union’s digital policy and Global Gateway strategy. The main objective is to provide European Union member states with guaranteed access to secure, sovereign connectivity services on a global scale, and to offer a commercial infrastructure that allows for seamless broadband connectivity.

Submarine cable

The Group continued to make substantial investments in international connectivity projects. In April 2023, Orange announced the roll-out of a new submarine cable linking Tunisia and France, co-financed by the European Commission as part of the "Connecting Europe Facility" (CEF) mechanism. The 1,050-kilometer cable is due to be commissioned at the end of 2025. Named Via Tunisia, this cable is part of the Medusa submarine cable system in the Mediterranean Sea. The entry into force of the construction contract for Via Tunisia was announced in July 2023.

In addition to the Dunant mega-submarine cable, which was commissioned in January 2021, the Amitié transatlantic submarine cable between New York and Europe, commissioned at the end of 2023, allows Orange to offer a unique, robust, ultra-low-latency transatlantic solution between the two continents. In France, Orange is in charge of operating and maintaining the system’s landing point, and also provides all Amitié cable partners with the terrestrial infrastructure required for its smooth operation, from the limit of French territorial waters to the new Equinix data center in Bordeaux. Orange also offers its wholesale and business customers connectivity from the United States to European hotspots thanks to the density of its European network, either in dark fiber or via its state-of-the-art WDM optical transport network, and in particular the main European hubs: Paris, Frankfurt, Madrid, Amsterdam, and London. The routes between Bordeaux and Marseille have been strengthened, to offer the most direct and efficient solution for connecting Africa & Middle East and Asia directly to the United States. From its design to its construction, the Amitié cable incorporates stringent environmental protection requirements. Lastly, by rolling out the latest optical fiber and transport technologies, the energy cost per megabit transported has been significantly reduced.

In September 2023 in La Seyne-sur-Mer, Orange Marine inaugurated the Sophie Germain, its new cable-laying ship. By investing in the construction of a state-of-the-art ship, Orange Marine is strengthening its position as a major player in submarine cable surveying, laying, repair and maintenance activities worldwide. Submarine cables play a major role in telecommunications, as they enable the transit of 99% of intercontinental telephone communications and data transfers. This investment is a testament to the Group’s determination to play a major role in long-distance network infrastructure, with guaranteed global connectivity as its compass. The ship’s modern, high-performance design and equipment allow it to operate more efficiently at sea and reduce its environmental footprint.

Capitalizing on infrastructure

In February 2023, Orange and Vodafone announced that they would cooperate to build and share an Open Radio Access Network (Open RAN) in rural areas of Europe where both operators have mobile networks. In mid-2023, Orange activated its first 4G (and soon 2G) Open RAN sites via a commercial network pilot in a rural area of Romania, sharing a network with Vodafone. This agreement, which is a first in Europe, demonstrates the two operators’ commitment to rolling out this technology for future mobile networks in Europe and also to supporting the European Commission’s goal of rolling out 5G to all populated areas by 2030. Thanks to this new operating model based on the integration of multi-provider equipment and software, Orange and Vodafone each benefit from greater agility when adding new radio sites or upgrading existing ones, while minimizing costs and energy consumption.

In April 2023, Totem, Orange’s European TowerCo, announced the roll-out of a next-generation 5G network within the Orange Vélodrome stadium in Marseille, to meet the expectations of the public, organizers and media for various sporting events. The four French telecommunication operators have been able to connect their equipment to the antenna infrastructure rolled out by Totem. Next-generation antennas have been developed for these locations with high mobile usage density, offering consistent high-quality network coverage and high energy efficiency.

Orange implemented its technological expertise and capacity for innovation to connect the planet to the Rugby World Cup 2023. Working hard for over two-and-a-half years, Orange teams provided all the connectivity required for the tournament, in particular through a secure very high-speed broadband image transport network (Broadcast Contribution Network), and offered immersive augmented reality experiences thanks to highly realistic 3D modeling. In order to minimize the environmental footprint of the network infrastructure rolled out for the competition, all installations will be reused for other events or left permanently. Precious metals from over 206,000 telephones were recycled to produce the nearly 1,500 recycled medals given to players.

In 2023, Orange was appointed coordinator of the FranceQCI consortium, which includes Airbus, CNRS, Cryptonext Security, France’s Directorate General for Civil Aviation, Orange, Sorbonne Université, Télécom Paris, Thales, Thales Alenia Space, Université Côte d’Azur, Veriqloud and Welinq. As part of the Digital Europe program, this project represents a significant contribution in France to the objective of rolling out a secure quantum communication infrastructure for the EU (EuroQCI), and paves the way for the future European Quantum Information Network (QIN).

Transforming Orange Business and strengthening cybersecurity

Orange Business transformation plan

In March 2023, Orange Business presented the operational implementation of its strategic priorities to the employee representative bodies. This plan carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes, toward a Digital Services Company (DSC) model. The simplification of the Orange Business product portfolio is on track to halve the number of products and services marketed in the first quarter of 2024. The training and retraining plan for key digital professions (virtualization, Cloud, data, AI and cybersecurity) resulted in 11,408 certifications out of the 20,000 targeted by 2025. Lastly, a provision was booked in the 2023 financial statements for the voluntary departure plan, to be implemented in 2024. (see Section 3.1.1.3 Significant events and Note 5.3 to the Consolidated Financial Statements).

Digital transformation of the business customer and cybersecurity solutions

To meet the expectations of businesses, particularly those related to the refocusing of their needs, Orange Business combines the expertise of a network operator with that of a DSC. With this in mind, and drawing on its secure, digitized infrastructure, Orange Business is focusing its expertise on five value propositions offering end-to-end solutions and combining networks, Cloud, security, data and AI.

Partnership with Palo Alto Networks

To this end, in June 2023 Orange Business, Orange Cyberdefense and Palo Alto Networks, a global leader in cybersecurity services, announced a new collaboration to deliver a managed Secure Access Service Edge (SASE) solution that seeks to meet business requirements for network and security, high performance, simplicity and Zero Trust 2.0 network access.This product seeks to meet the needs of businesses looking for agility and whose infrastructure is oriented toward the Cloud, while providing a high level of security.

Launch of the Mobile Private Network hybrid solution

In July 2023, Orange unveiled its first hybrid private mobile network, allowing businesses to access both private and public networks simultaneously. The Mobile Private Network hybrid is a two-in-one solution: it provides simultaneous access to both a private network and a public network, Orange France’s commercial mobile network. Relying on 5G Stand-Alone (5G SA) technology and utilizing Network Slicing, Edge Computing and Local Break Out functionalities, the solution proposed by Orange Business allows companies to benefit from the advantages of a private network (performance, low and stable latencies, enhanced data security) and the support of existing operator infrastructure.

Launch of the Flexible SD-WAN solution integrated into Evolution Platform

In November 2023, Orange Business announced it was strengthening its partnership with VMware by launching the Flexible SD-WAN solution integrated into Evolution Platform. The platform allows companies to define their own combination of services to meet their different needs, while benefiting from Orange Business’s top-notch infrastructure and expertise. The platform’s automation and service chaining simplify digital infrastructure management, guaranteeing secure user-to-Cloud and Cloud-to-Cloud connectivity, and better integration with unified communications services.

Commercial launch of Bleu, the future trust Cloud platform

After receiving approval from the European Commission in June 2023, in mid-January 2024 Orange and Capgemini announced the commercial launch of Bleu in strategic partnership with Microsoft. The platform is expected to be launched at the end of 2024 or later on a set of geographically distributed datacenters in France, meeting the most demanding requirements in terms of resilience and availability. The trust Cloud [5] platform project aims to meet the specific needs of the French government, local authorities, hospitals and healthcare facilities, and public or private entities recognized as Operators of Vital Importance (Opérateurs d’Importance Vitale, OIV) or Operators of Essential Services (Opérateurs de Services Essentiels, OSE), allowing them to use Microsoft 365 and Microsoft Azure services. Bleu is aiming for SecNumCloud 3.2 qualification for its services in 2025.

For Orange Business acquisitions, see Section 3.1.1.3 Significant events - Changes in the asset portfolio.

Pursuing growth in Africa & Middle East countries

Strategic partnerships

In June 2023, Orange Africa & Middle East and Digital Africa signed a strategic partnership to strengthen the support and growth of African start-ups in the "Orange Digital Centers" network. Selected start-ups can access a range of resources, including mentoring programs, technical assistance, funding, and networking opportunities through the Orange Digital Center (ODC) and the Digital Africa community.

In October 2023, Orange entered into a strategic partnership with start-up Koolboks to bring freezing and refrigeration solutions to 12 African countries through a single piece of equipment. This partnership falls within the scope of its new Orange Energies business, whose ambition is to make digital technology a lever for energy inclusion. With its Orange Smart Energies digital platform, Orange Energies allows households not connected to electricity to use its pay-as-you-go service to acquire solar energy solutions; and with the Orange Money service, these households can pay for and become owners of solar installations and the equipment connected to them. In this way, Orange contributes to the development of income-generating activities (IGA) in rural areas through clean electrification solutions, in line with the United Nations’ 7th Sustainable Development Goal.

Launch of the Max it app

At the end of November 2023, Orange launched an app designed to be a true mobile services portal, making life and the digital experience easier for all users on the continent, whether Orange customers or not. Max it brings together three essential service offers in a single smartphone interface: telecoms features for managing mobile and fixed lines; Orange Money, with all local and international money transfer services, payments to billing and merchant partners, credit and savings; and an e-commerce universe offering digital content services (online games, music, TV, videos, news, etc.) as well as innovative digital ticketing. The app has already been downloaded 10 million times. Developed by Orange teams in Africa for African customers, this new app is being launched in five countries (Cameroon, Senegal, Mali, Burkina Faso and Botswana) and will be expanded in 2024 to the 12 other countries where Orange is present in Africa & Middle East.

A responsible and efficient business model

Implementation of the new business model

AI at the heart of innovation to accelerate transformation

Orange is placing AI at the heart of its innovation model to support the company’s growth as well as its social and environmental objectives, focusing on three major areas: making networks smarter, improving operational efficiency and reinventing the customer experience. Automation with AI not only reduces energy consumption, but also optimizes network planning and investment decisions, and allows for faster analysis of the causes of incidents, thus improving preventive maintenance. Orange also uses AI to fine-tune marketing forecasts and anticipate the relevance of offers for customers, making revenue forecasts more reliable. In 2023, the Innovation teams developed an in-house Generative AI tool that incorporates the best AI models available, allowing employees to use it in their daily activities. In order to develop key skills around AI within all the Group’s business lines, Orange offers its employees a comprehensive range of training courses (see Sections 1.5 Orange networks and 1.6 Research and Development).

A new brand signature: "Orange is there"

In early January 2024, the Orange group launched a new brand signature to better reflect its commitment to being a trusted partner that is there for its customers at every stage of their journey and in any circumstance. This new approach underscores the importance the Group places on the quality of customer relations and meeting their needs. It also highlights the commitment of Orange’s employees. These three words express the Group’s commitment to greater proximity, accessibility and simplicity.

Orange’s sustainability commitment

Sustainable finance

In June 2023, Orange SA published its first sustainable financing charter indexed to environmental and/or CSR performance indicators, known as the Sustainability-Linked Financing Framework. In this way, Orange is continuing to align its financing policy with its environmental, social and governance commitments, as it has reaffirmed in the new Lead the Future strategic plan. Orange is further committed to reducing the impact of its activities on climate change and resource depletion, to supporting a more inclusive society where digital technology is a powerful driver of economic and social development, and to gender equality.

In September 2023, Orange successfully completed its inaugural sustainability-linked bond issuance, for a nominal amount of 500 million euros. The bonds are linked to the Group’s target of a 45% reduction in its greenhouse gas emissions (Scopes 1, 2 and 3) by 2030 (compared to 2020) and its commitment to provide digital support and training to external beneficiaries (6 million beneficiaries cumulatively between 2021 and 2030). This enables Orange to extend the maturity of its debt and diversify its sources of financing on optimal terms. With an oversubscription of five times, this bond issue was very well received by the markets, demonstrating their confidence in the Group’s financial strength, strategy and ability to achieve its ESG goals.

Achieving sustainability targets

In terms of the environment, the Group has exceeded its target of reducing its scopes 1 and 2 CO2 emissions by 30% in 2025 compared to 2015, two years ahead of schedule, with a 37.4% decrease in emissions in 2023 thanks to the increased share of renewable energies in its energy mix (notably through Power Purchase Agreements (PPAs) and efforts to use solar power at its sites). In 2023, the Green ITN program saved nearly 1,150 GWh of electricity and 99 million liters of fuel. The program to recover devices from customers has already reached its 2025 target of 30% in France, and is set to accelerate in Europe.

In terms of digital inclusion, the number of beneficiaries of the free training programs offered by Orange to develop digital skills increased by 45% in 2023. With 1.8 million people trained cumulatively by the end of 2023, the Group is on track to achieve its target of 2.5 million people trained between 2021 and 2025.

In terms of diversity, the proportion of women in the management network rose by 1 point to 34.1%.

Integrating sustainability into the business model

Orange has chosen to produce its 2023 Statement of Non-Financial Performance by adopting early the structure of the future sustainability report required under the European Corporate Sustainability Reporting Directive (CSRD), in order to prepare for this new framework which will be applicable to Orange in 2025 for the 2024 report. For Orange, the rationale for using this approach was not to try to comply with ESRS (European Sustainability Reporting Standards), nor to adapt its data collection and internal control processes to future requirements, but to prepare for them.

Orange has redefined its business model to incorporate sustainability issues (see Sections 1.2.1.1 Integrated business model and 1.2.1.2 Value creation model) and has described its value chain (see Section 1.2.1.4 Description of the value chain). The analysis of non-financial performance has thus been redefined and developed (see Chapter 4 Consolidated sustainability information).

1.4     Operating activities

Orange provides B2C and B2B customers and other telecommunication operators with a wide range of connectivity services, such as fixed and mobile telecommunications, data transmission and other value-added services, including Mobile Financial Services. The Group is present as an operator in 26 countries. In addition to its role as a supplier of connectivity, the Group provides enterprise services, primarily solutions in the fields of digital work, security and improving business line processes. As part of its global approach to development, it also offers access to some services (financial, energy, health, education) aiming at covering the essential needs of populations by leveraging its connectivity offer (see Section 4.3.3.4.5 Offering inclusive services that complement connectivity).

For consistency with the segment information in the Consolidated Financial Statements, the Group’s activities are presented below by business segment (or group of segments): France, Europe, Africa & Middle East, Orange Business, Totem [6], International Carriers & Shared Services, and Mobile Financial Services.

The results of Orange’s activities in 2023 and its principal operating indicators in its various business segments are set out in Section 3.1 Review of the Group’s financial position and results. Information on the business segments’ performance and objectives is also available in Section 1.2.3 The Orange group strategy.

Unless otherwise indicated, the market shares indicated in this chapter relate to market shares in terms of volume, and the data related to customers does not include SIM cards dedicated to connected devices (Machine to Machine - M2M).

1.4.1    France

Orange is France’s incumbent telecommunication operator (see Section 1.1.3 History). The bulk of its business is carried by Orange SA, which is also the parent company of the Orange group.

The France business segment includes all fixed and mobile communication services to individuals and companies with fewer than 50 employees [7] in France [8] as well as wholesale services. Activities developed for companies with more than 50 employees, content activities and Mobile Financial Services are covered in Sections 1.4.4, 1.4.6 and 1.4.7 of this document.

In 2023, the France business segment generated 38.5% of the Group’s consolidated revenues.

The market

In the first nine months of 2023, telecommunication operators’ revenues on the retail market rose by +2.2% on an annual basis (source: Arcep, third quarter 2023). In volume terms, however, market growth is decelerating.

While fixed narrowband telephony revenues continued their downward trend as a result of the steady decline in the number of copper network lines, fixed broadband telephony revenues continued to grow due to the increasing number of accesses. This growth was driven by the rapid development of FTTH. At the end of the third quarter of 2023, 20.6 million customer accesses were connected to FTTH, which represents year-on-year growth of 3.4 million, compared with year-on-year growth of 3.7 million at the end of the third quarter of 2022 (source: Arcep, third quarter 2023).

At September 30, 2023, revenues from mobile services on the retail market had also risen by 3.0% in the first nine months (source: Arcep, third quarter 2023).

The French broadband and very high-speed broadband Internet market is dominated by four main operators, which account for over 96% of broadband customers. Orange’s market share was virtually stable in 2023, at 39.0% in the third quarter of 2023, and Orange remains the leader on this market, ahead of Free, Altice-SFR and Bouygues Telecom (ranked second, third and fourth, respectively, by number of customers) (Source: Orange estimates).

The French mobile market is dominated by the same four operators as the fixed market, which account for 93% of mobile customers. With a market share estimated at 33.1% in the third quarter of 2023, Orange has maintained its position and remains the leader on this segment as well, ahead of competitors Altice-SFR, Bouygues Telecom and Free (ranked second, third and fourth, respectively, by number of mobile customers) and all MVNOs (Source: Orange estimates).

Orange’s business activities

Orange France’s core business involves the provision of fixed telephony, broadband and very high-speed broadband Internet and mobile telephony services for the B2C and Pro-SME markets. Its strategy is based on greater bandwidth in fixed (fiber) and mobile (4G and 5G) networks, promoting the take-up of new services and conquering new areas of growth, while continuing to transform its Customer Relations (see Section 1.2.3 The Orange group strategy).

Mobile

In the B2C mobile market, Orange segments its offers into several ranges covering all customers, from those looking for just the essentials in terms of communications or Internet connectivity to those wanting the best smartphones and who have very intense connectivity uses in France and internationally. The Orange brand has six offers for the mobile market, four of which are compatible with 5G technology.

Orange is present on all market segments, including on the entry-level market. In addition to the Orange brand, Orange France also proposes under the Sosh brand several types of mobile subscriptions at attractive prices, only available online, with no commitment and no handset. Since June 2023, 5G has been marketed on Sosh. At the end of December 2023, Sosh had 4.8 million mobile customers.

Since 2015, all the offers sold by Orange are at least 4G compatible, including entry-level market offers. Since 2020, some of these offers are also 5G compatible. Orange is continuing its family focused strategy with the development of multi-line plans through its flagship I+M (Open) offer. I+M (Open) mobile offers are available in the same ranges as conventional mobile offers and include the same levels of service.

Segmenting offers on the B2C and Pro-SME markets allows Orange to continue to grow its subscriber base while the decline in prepaid services continues (see Section 3.1.3.1.5 Additional information - France). At the same time, the MVNO customer base hosted on the Orange network reached more than 1 million customers at end-December 2023, down slightly from end-2022 due to the acquisition of two MVNOs by Bouygues Télécom and SFR.

Fixed telephony and Internet

In the B2C broadband Internet market, Orange segments its offers into three main categories: Livebox, aimed at customers looking for Internet and TV essentials; Livebox Up, which meets the needs of those wanting the best speeds and a premium TV experience; and, lastly, Livebox Max, which adds in a premium WiFi service. In October 2023, Orange updated this offer with Livebox 7, a new box compatible with Wi-Fi 6E and with speeds of 5 Gbit/s. Livebox 6 and Wi-Fi 6E are now part of the Livebox Up offer.

Sosh has also been present on the broadband Internet market since 2018, with affordable offers, available exclusively online and with no commitment.

The Orange and Sosh broadband Internet access offers are marketed using FTTH technology in eligible areas, or otherwise ADSL. Orange is the market leader in terms of the number of FTTH accesses sold, with a total of more than 8.2 million subscribers at end-2023 over a scope including B2C, professionals and small and medium-sized businesses.

With the steady growth in full unbundling, as well as wholesale subscriptions and naked ADSL access to third-party Internet service providers, the decline in revenues generated by the conventional telephony service business continues.

Since November 27, 2020, Orange is no longer the operator responsible for providing universal services including connection to a fixed network and telephony service (see Section 1.7.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet).

Orange also pursues advertising network activities through its websites, which have over 24.4 million unique visitors each month (source: Médiamétrie - Overall Internet Audience in France in November 2023).

Wholesale

Orange Wholesale France (OWF) markets infrastructure, connectivity, fixed and mobile network solutions, and wholesale services in France. In turn, it purchases these services from third-party operators for Orange France and its end-customers. The Group is the leader on this market in France. Its main rivals are other network operators as well as infrastructure operators, such as Altitude and Axione.

The OWF business includes the interconnection of competitive operators, wholesale subscription and traffic services (ADSL and fiber) regulated by Arcep (see Section 1.7.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet) and the construction and marketing of very high-speed broadband fiber optic networks.

The unbundling of access to the copper network is a structurally declining business due to the gradual closure of this network (see The network section below). The fiber network is marketed to rival operators according to two methods: leasing or co-financing of lines. Co-financing requires a basic investment for third-party operators, plus recurring maintenance fees. After having increased significantly in 2020, revenues from co-financing have been decreasing since 2021 as the fiber roll-out reached maturity. The timing of co-financing payments to be received by Orange is highly dependent on the purchasing strategies of third-party operators in connection with the development of fiber and the policies of investment funds.

On December 18, 2023, Arcep published the regulatory framework for fixed networks for 2024 to 2028, aimed at defining the framework for unbundling rates and access to civil engineering, while enabling Orange to increase its rates.

Lastly, since 2011, Orange has been providing Free Mobile with a nationwide roaming service on its 2G and 3G networks. That service was extended until the end of 2025. See Section 1.7.2.2 Regulation of mobile telephony - Infrastructure sharing.

Distribution

Since 2020 and the Covid-19 health crisis, the sales channel mix has been deeply disrupted.

Orange France is pressing ahead with its digital development strategy, with a fully digital customer experience in Orange online stores (available on Orange.fr) and Sosh (via Sosh.fr), with Sosh offers only available on the digital channel. In 2023, the number of sales made through the digital channel decreased by 0.3% compared to 2022, mainly due to changes in consumer habits. They account for one-third of all sales.

The dedicated customer call centers based on the type of services marketed account for 18% of sales. Their number decreased by 10% compared to the same period in 2022.

The network of retail stores across France consisted of more than 500 stores at the end of the fourth quarter of 2023. Retail stores accounted for 44% of sales year on year. The volume of sales made through this channel fell by 2% compared to 2022.

Lastly, the number of sales made through other channels, such as direct marketing, door-to-door and the multi-operator network, decreased by 10% compared to 2022. They account for 5% of overall sales volumes.

The network

Orange’s commercial leadership is built partly on its leadership in fixed and mobile networks.

Orange continued to roll out its fiber optic network at a steady pace in 2023. In France, the Group gave nearly 3.9 million additional premises access to Orange FTTH during the year (after nearly 5 million in 2022). At end-2023, just under 37.4 million premises were connectable to Orange fiber, a number that includes fiber rolled out to Orange’s own networks and third-party networks. According to the observatory report on subscriptions and the roll-out of high-speed and very high-speed broadband (Observatoire des abonnements et déploiements du haut et très haut débit) (source: Arcep, third quarter 2023), more than 18 million (i.e. nearly 49%) of the total connectable premises in France owe their connectability to Orange as an infrastructure operator (own infrastructure). This data does not take into account the networks built and operated by Orange Concessions in Public Initiative Networks (PIN) regions (see below).

On January 31, 2022, Orange submitted a copper network switch-off plan to Arcep. Arcep published the plan for public consultation from February 7 to April 4, 2022, and then on July 29, 2022 published a Q&A document with the clarifications and adjustments Orange had made to the plan. The plan states that, during the first phase of the transition, which began in 2020 and will continue until the fiber network roll-out is completed in 2025, copper connection sales will be discontinued on a case by case basis insofar as the four telecom operators have rolled out fiber up to the base point. At the end of 2022, sales had been discontinued on nearly 20 million copper connections. This phase also includes switch-off experiments on a few hundred thousand premises. The first batch of switch-offs was thus launched on December 13, 2022, with the actual shut-off expected in January 2025. From 2026, Orange will no longer sell new ADSL subscriptions and the large-scale switch-off of the copper network will begin. By 2030, it will concern the entire network.

For the mobile network, the roll-out of 4G continued, with an unchanged coverage rate of 99% of the French population, still the best 4G rate in the country (source: Orange estimates). At January 1, 2024, Orange had 31,916 authorized 4G sites in France [9] (source: Observatoire ANFr (French national spectrum agency observatory), January 1, 2024).

For the thirteenth consecutive time, Orange’s mobile network was ranked number one by Arcep in 2023 (see Section 1.3 Significant events).

On the 5G side, at January 1, 2024, France had 43,673 5G sites authorized by ANFr, of which 21,295 sites were technically operational in the 3.5 GHz spectrum. Orange operates 8,711 of these sites (source: Observatoire ANFr (French national spectrum agency observatory), January 1, 2024). Since November 2016, the spectrum managers of the European Union Member States have recommended the use of the 3.5 GHz band as the primary band for the introduction of 5G.

In March 2022, Orange announced the phasing out of its 2G and 3G mobile networks by 2030 in all countries where the Group is present in the European Union.

Orange Concessions

In 2021, to continue to roll out fiber in rural areas and enhance its infrastructure, Orange consolidated the 24 Public Initiative Networks (PINs) governed by contracts with local authorities, in mainland France and in French Overseas Territories, into one entity, Orange Concessions. For this project, it joined forces with long-term, well-known investors in both infrastructure and local development. Orange Concessions is 50/50 owned by Orange and the HIN consortium comprising La Banque des Territoires (Caisse des Dépôts et Consignations), CNP Assurances and EDF Invest. The joint venture is now recognized under associates and joint ventures in the Group’s financial statements (see Note 3.2 to the Consolidated Financial Statements).

Orange Concessions has been operational since November 2021. Assisting local authorities in the digital planning of their territory, it oversees the design, construction and operation of fiber networks, relying on Orange as the leading industrial partner, and handles the marketing to all commercial operators (ISP) in order to offer fiber to their end-customers. Orange Concessions continues to roll out fiber in rural areas in France while sharing the investment effort with its shareholders.

At December 31, 2023, Orange Concessions had made 3.4 million households connectable to fiber and had nearly 1.5 million connected customers. By 2026, the joint venture is expected to be operating nearly 4.6 million FTTH accesses, which will make it the leading infrastructure operator on Public Initiative Networks.

1.4.2    Europe

Outside France, the Group operates in seven countries in Europe, where it is implementing its convergence strategy based on the local context and drawing on the strengths of its subsidiaries:

−    in Spain, where the Group is number two in the fixed and mobile markets, and where it created a joint venture with MásMóvil to combine their Spanish activities;

−    in Poland, where the Group is the incumbent operator, leader in fixed-line and number two in mobile;

−    in Belgium and Luxembourg, where the Group launched its convergent offers via partnerships and acquired 75% minus one share in VOO SA; and

−    in other Central European countries (Romania, Slovakia and Moldova), where the Group, as the leader in the mobile segment, is a convergent player through the roll-out of fiber and its partnerships or acquisitions.

In 2023, the Europe segment represented 25.9% of the Group’s consolidated revenues.

1.4.2.1  Spain

The Group has been present in Spain since the deregulation of the telecommunication market in 1998. Initially operating in the fixed telephony market, it acquired mobile telephony operator Amena in 2005 before adopting the Orange brand in 2006. The acquisition of fixed telephony operator Jazztel in 2015 enabled Orange to consolidate its position in terms of convergence, thanks to Jazztel’s fiber coverage. In 2021, Orange Espagne consolidated its brand portfolio to focus on Orange, Jazztel and Simyo. In 2022, Orange and MásMóvil signed an agreement to combine their activities in Spain. In February 2024, the European Commission approved the Orange and MásMóvil joint venture project. This favorable decision takes into account the specific features of the highly competitive Spanish market and provides balanced remedies for an existing operator. The agreement allowed the creation in March 2024 of a company controlled equally by Orange and MásMóvil, with equal governance rights at the level of the combined entity, which will have the financial capacity to continue to invest in the development of Spanish telecom infrastructure.

In 2023, the Group generated 10.5% of its consolidated revenues in Spain.

The market

Since the consolidation that began in 2014, four operators have dominated the telecom market: Telefónica, the incumbent operator, which acquired D+ in 2014 and operates under the Movistar brand; Orange; Vodafone, which acquired ONO in 2014; and MásMóvil Ibercom, initially an MVNO, which acquired Yoigo in 2016 and then signed a commercial agreement for access to Orange’s fixed and mobile networks, before acquiring Euskaltel in 2021.

In addition to competing in the B2B and B2C segments through their main brands, these four operators also compete via other brands in the low-cost market: Orange with Jazztel and Simyo; Telefónica with Tuenti and O2; Vodafone with Lowi; and MásMóvil with Pepephone and Euskaltel.

Together, the four convergent operators have a combined market share of over 90%, with Telefónica ranked first, followed by Orange (whose market share in the second quarter 2023 reached 19.6% for broadband Internet and 24.2% for mobile), then Vodafone (source: CNMC).

In 2023, the Spanish market was marked by continued growth in the low-cost offer market segment.

Orange’s activities in Spain

In a particularly competitive Spanish market, Orange Espagne’s priority in 2023 was to build on its growth by focusing on value management and a disciplined promotions policy. Its fixed and mobile networks have been major differentiators, for example due to the launch in February of 5G+ (5G SA network), already rolled out in 51 towns and cities.

In this market, where volume growth is mainly in the low-cost segment, Orange Espagne has continued to create value with full market coverage. This is particularly true of the Orange brand in the premium segment (5G, soccer), where Orange is Movistar’s only significant competitor. Orange is also expanding in the entry-level and mid-range segments, owing to its fixed and mobile networks and its ability to adapt its cost structure.

In 2023, Orange Espagne launched the "Servicio impecable" program to significantly enhance the customer experience. It also continued to improve and simplify its IT systems and tools. Orange is a pioneer in Spain in the use of virtual robots, particularly in the context of improving its customer processes. In December 2023, Orange also launched a new channel on WhatsApp to share its offers and news more widely with the country’s population, irrespective of whether they are existing customers.

Orange Espagne has also accelerated its growth in B2B, particularly in the key accounts segment, with the addition of Adif, Port de Barcelona, Ayuntamiento de Madrid, Junta de Extremadura, Bosch, ING, Decathlon, Ibercaja, Iberdrola and Pelayo. Orange has continued to innovate for its B2B customers, for example through the use of its 5G SA network and a partnership with Ericsson enabling the creation of private 5G networks.

Ongoing efforts in customer satisfaction and network quality have helped reduce churn, with initiatives such as "HIT Wi-Fi AR," an augmented reality app developed by Orange, which allows its engineers to optimize Wi-Fi coverage throughout its customers’ premises.

The network

In 2023, Orange continued to roll out its fiber optic network by connecting 0.3 million additional households to FTTH over one year. At the end of 2023, Orange was able to offer an FTTH connection to 17.1 million Spanish households.

Orange also focused on the speed of its fixed network, accelerating the roll-out of XGSPON, reaching 1.5 million connectable households with a speed of more than 10 Gbps.

Orange Espagne completed the optimization of the 5G spectrum it had acquired at various auctions, enabling it to increase speeds by 60%. The network can now reach up to 1.5 Gbps. At the end of 2023, 5G population coverage reached 84%, beyond the coverage goal of 50%. Orange Espagne also continued to expand its 4G network, reaching coverage of 99% of the population at the end of 2023.

1.4.2.2  Poland

The Group has been present in Poland since 2000, when it acquired an interest in the incumbent operator, Telekomunikacja Polska (renamed Orange Polska). In 2006, Orange became the single brand for mobile activities and, in 2012, for all the fixed telephony services offered by the Group in Poland. Orange owns 50.67% of the shares of Orange Polska, which is listed on the Warsaw Stock Exchange.

In 2023, the Group generated 6.4% of its consolidated revenues in Poland.

Poland has four main mobile telephony operators: Orange, T-Mobile (owned by Deutsche Telekom), Polkomtel (operating under the Plus brand, owned by the Cyfrowy Polsat group) and P4 (owned by Iliad since end-2020, operating under the Play brand). At the end of 2023, these four mobile telephony operators accounted for 98% of the total number of SIM cards in Poland, and Orange was the leading operator, with market share of 28% (Source: Orange estimates).

Orange ranks first in the broadband Internet market, with market share of 27% at end-2023 (Source: Orange estimates). Its principal competition comes from cable TV operators (mainly UPC Polska and Vectra), as well as from Netia (part of the Cyfrowy Polsat group), a conventional telecommunication operator.

The Polish telecommunication market is highly competitive and relatively fragmented. Convergence has become a key element in new residential customer acquisitions. This environment has caused market consolidation to accelerate, in particular among fixed and mobile players. The Cyfrowy Polsat group acquired Netia in 2018. In 2020, Vectra acquired Multimedia Polska, creating the country’s leader in the cable market, Play completed the acquisition of Virgin Mobile, Poland’s biggest MVNO, and Iliad completed the acquisition of Play. In 2022, Iliad closed the acquisition of UPC Polska, the largest cable operator in Poland. This transaction made Iliad a convergent player in its own right on the Polish market. In the first half of 2023, Play transferred UPC’s infrastructure to a new company (Polski Światlowód Otwarty (PŚO)) and then sold 50% of PSO’s shares to InfraVia, a French investment fund. PŚO provides wholesale Internet access services to Play and has communicated its intention to open this network to other operators.

In 2021, Play and Polsat Plus Group also both sold their mobile infrastructure to Cellnex, a Spanish-based infrastructure investor. These transactions facilitated the arrival of a new player, who thus took a significant share of the mobile infrastructure market in Poland.

In 2021, Orange Polska completed the disposal of 50% of its FiberCo to the APG Group.

Orange’s activities in Poland

In 2023, Orange Polska continued to implement its strategic plan,.Grow, for the 2021-2024 period. Despite the many challenges posed by the macroeconomic environment and heightened competition, Orange Polska remains in line with its financial and operational ambitions.

Convergence remains a key growth driver, enabling the Group to gain and maintain customer trust and loyalty. In 2023, Orange Polska continued to focus its efforts on its Love convergent offers. Love is a package that includes both fixed and mobile services in its basic formula at an affordable price. It can be extended for higher fixed broadband speed, additional SIM cards, enhanced TV content and other value-added services.

The number of convergent customers continued to rise in 2023, reaching 1.70 million and now accounting for 71% of the total number of fixed broadband accesses. This growth was supported by strong sales for the fiber offer, with fiber customers accounting for 48% of the customer base at end-2023, an increase of six points compared with end-2022. Orange Polska now has more Internet customers on fiber than on copper, which is an important symbol of its technological transformation. This good performance was driven by strong demand for fixed broadband, as well as the continued growth of its presence in fiber, mainly due to partnerships with other fiber infrastructure providers. Orange Polska has been limiting the roll-out of its own fiber since it sold 50% of its shares in its FiberCo in 2021.

For several years, Orange Polska’s business strategy has focused on creating value by adjusting the price of its main online services according to the "more for more" principle. Orange Polska maintained this approach in 2023, taking high inflation into account as well, and thus increased the rates for its fixed and convergent offers.

In the B2B market, Orange Polska continued to strengthen its position as the preferred partner for the digital transformation of its customers. IT and Integration Services continued to enjoy robust growth, with a 14% increase in revenues compared with 2022 (on a comparable basis).

The network

Orange Polska continued the growth of its FTTH coverage in 2023, reaching almost 8 million connectable households at the end of the year.

In 2021, Orange Polska sold 50% of the capital of its Światlowód Inwestycje subsidiary (the Polish FiberCo) to the APG group. Orange and APG jointly control the Polish FiberCo, which is now recognized under associates and joint ventures in the Group’s financial statements (see Note 3.2 to the Consolidated Financial Statements). The FiberCo expects to connect approximately 1.7 million Polish households to fiber, mainly in areas with limited fixed broadband infrastructure. As a result of the creation of its FiberCo, future growth in Orange Polska’s fiber coverage will be achieved mainly through access to the FiberCo’s network, as well as the networks of other fixed infrastructure players.

In October 2023, Orange Polska acquired a 100 MHz spectrum block in the 3,400-3,800 MHz band ("C-band") for 15 years. The acquisition is expected to significantly boost the capacity of its mobile network, providing the necessary resources for the growth in traffic, as well as better quality of service. In the medium term, this spectrum should also open up opportunities for B2B customers.

Orange Polska is continuing to systematically modernize its radio network. As part of this project, active equipment is being replaced by more energy-efficient equipment that meets the latest technology standards.

In 2023, Orange Polska continued to operate its new 5G Lab, a place to develop and test solutions that use 5G, collaborate with start-ups, and present innovative solutions to businesses using the same 5G spectrum as the future Polish 5G network.

At end-2023, Orange’s 4G network covered 99.9% of the population (Source: Orange estimates).

1.4.2.3  Belgium & Luxembourg

In Belgium and Luxembourg, Orange operates via Orange Belgium and its subsidiary, Orange Communications Luxembourg. Orange Belgium is listed on the Brussels Stock Exchange. Following a takeover bid, completed on May 4, 2021, the Orange group now holds 78.32% of the capital of Orange Belgium. A long-standing player in the mobile segment in Belgium, in 2016 Orange launched convergent offers across the entire country based on the regulation of wholesale access to cable. In June 2023, in line with its convergence strategy, Orange Belgium finalized the acquisition of 75% minus one share of VOO, a cable and MVNO player in south Brussels and Wallonia.

In 2023, Orange Belgium generated 3.9% of the Group’s consolidated revenues.

Belgium

Orange has two main competitors in the mobile telephony market: Proximus (the incumbent operator, 53.5% owned by the Belgian State) and Telenet (100% owned by the Liberty Global Group, since the public takeover bid in October 2023), which acquired Base in 2016. With a market share of 30.9% in the third quarter of 2023, Orange ranks second behind Proximus (Source: Orange estimates).

The competitive structure of the fixed telephony market changed drastically in 2023, with three major events:

−    in January 2023, Orange Belgium and Telenet signed two commercial wholesale agreements providing mutual access to their respective fixed networks;

−    in June 2023, Orange Belgium finalized the acquisition of VOO. The transaction gives Orange Belgium 75% minus one share of VOO, with the rest of the capital still held by Nethys;

−    In July 2023, Telenet and Fluvius created Wyre, their new "NetCo," which became the owner of their respective networks. The new joint venture will roll out a fiber network in Flanders.

Orange’s activities in Belgium

Throughout 2023, Orange continued its value and innovation strategy for its customers by introducing new offers on the market. In particular, the company:

−    strengthened the Hey! brand by launching a new competitively priced fixed Internet subscription and doubling the volume of data in its mobile offers;

−    launched new gigabit fiber offers, among a complete set of fixed Internet packages, with a choice of speeds ranging from 150 Mbps and 400 Mbps to 1 Gbps.

In 2023, taking advantage of the acquisition of VOO, and in line with its Lead The Future strategy, Orange Belgium became the first Belgian telecom operator to have a national gigabit offer, enabling the country’s inhabitants to benefit from high speeds of up to 1 Gbps on its high-performance cable network.

Orange Belgium also continued to focus on its 5G network, renowned for its speed - Opensignal has rated its 5G download speed as the best in Belgium - and its ability to come up with innovative applications. As a result, the Belgian federal government has chosen Orange Belgium to run 11 different 5G pilot projects.

Luxembourg

Orange started its operations in Luxembourg in 2007, via the acquisition of Voxmobile. The company adopted the Orange brand in 2009.

In the mobile segment, Orange Communications Luxembourg, with market share of approximately 15%, ranks third behind incumbent operator Post Luxembourg, the market leader, and Proximus Luxembourg, a subsidiary of Belgian operator Proximus, with its Tango brand (source: ILR, June 2023). Post Luxembourg also has the largest market share in the fixed-line and Internet market.

In 2023, Orange continued to adapt its portfolio, in line with its position as a challenger, while taking advantage of the 5G launched in 2020. The company is focusing on innovation and customer experience via the launch of its Livebox. It has also introduced new, comprehensive fiber offers in a simpler format, allowing it to meet its customers’ needs at an attractive price point.

1.4.2.4  Central Europe

Romania

Orange Romania was founded in 1997 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange launched its satellite TV offers in 2013, then its fiber offer in 2016, following a wholesale agreement with Telekom. In 2021, in line with its convergent ambitions in Romania, Orange acquired 54% of fixed telephony operator Telekom Romania Communications (TKR, now Orange Romania Communications - OROC), the remaining 46% still being held by the Romanian government.

In 2023, the Group generated 3.5% of its consolidated revenues in Romania.

The Romanian telecommunication market is dominated by four operators, three of which provide convergent services, namely Orange, Vodafone, and RCS&RDS (operating under the Digi brand, owned by Digi Communications), and one mobile operator, Telekom (owned by OTE, itself jointly controlled by Deutsche Telekom and the Greek government).

On November 21, OTE announced that negotiations were under way for the sale of Telekom Romania Mobile to Quantum Projects Group, a company controlled by the owner of the Romanian media group Clever Media. According to a press release, an agreement has been signed and the deal has been submitted to the relevant authorities for approval.

In the mobile telephony market, Orange’s market share was estimated at 36% at the end of the first half of 2023. Orange has maintained its leading position, followed by Vodafone, Telekom and Digi (source: Ancom, first half 2023).

With the acquisition of OROC and the launch of its own fiber network, Orange has strengthened its position on the fixed market, which is nonetheless still dominated by Digi.

Orange’s activities in Romania

In 2023, Orange reached new milestones following the acquisition of OROC, successfully migrating OROC MVNO customers to the Orange network and finalizing the satellite migration. On December 29, Orange and the Romanian government announced an agreement to merge Orange Romania and Orange Romania Communications. The two shareholders confirmed their intention to create a fully converged telecommunication operator via the absorption of OROC by ORO. The deal was finalized with the merger agreement signed on March 21, 2024 with the Romanian State defining the terms of the merger by absorption of Orange Romania Communications by Orange Romania, the Romanian State keeping a stake in the combined entity.

At the end of 2023, Orange Romania had 9.5 million mobile customers, 1.1 million fixed Internet customers and 1.1 million television customers. Customers are counted by "RGUs" (revenue generating units).

On the network side, Orange continued to ramp up its 4G operations, with population coverage now reaching 98.77% nationwide and 99.72% in urban areas (source: Orange estimates).

In 2023, Ookla named Orange Romania as having the fastest fixed network in Romania. In addition, according to Ancom, Orange has had the highest average mobile and fixed speeds over the past six years. Meanwhile, independent auditor LCC International considers Orange Romania to be the best Romanian mobile network on account of the performance of its Voice and Data mobile services, both in urban and rural areas.

As the Group’s first country to market 5G, Orange Romania continued to roll out its 5G network, available in 38 cities at end-2023, and launched 5G+, with speeds reaching up to 1.5 Gbps. The second Orange 5G Lab opened in Iasi. Six new start-ups joined the Orange Fab program following a call for projects dedicated to 5G. Orange also announced its participation in six international consortia under the Horizon Europe program. This will contribute to the sustainable development of 5G and pave the way for 6G.

Orange Romania also came up with innovative new offers. For example, during the second half of 2023, 5G and eSIM technologies were rolled out for prepaid customers. In addition, Orange Romania launched Fibra 2300, the fastest fiber subscription in the country, with a download speed of up to 2,100 Mbps and an upload speed of 1,000 Mbps, as well as high-performance equipment such as the Wi-Fi 6 router and Mesh Ultra Wi-Fi 6 technology, which boosts Wi-Fi coverage.

In 2023, as part of its CO2 emissions reduction program, Orange Romania installed rooftop solar panels at two additional Data centers, in Brasov and Timisoara. Orange Romania also signed a contract with ENGIE for the virtual purchase of long-term renewable energy. Under this contract, Orange Romania will generate 30 GWh of its annual electricity needs from solar panels over the next six years. Orange Foundation Romania opened its new training facility, the Orange Digital Center, with the aim of bridging the digital divide.

In August 2023, Orange announced that it had reached an agreement on the transfer of Orange Money’s retail business to Alpha Bank Romania.

Slovakia

Orange Slovensko started operating in 1996 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange Slovensko strengthened its position in convergent offers thanks to its own fiber roll-out program and the launch of fixed solutions via LTE in 2017.

In 2023, the Group generated 1.3% of its consolidated revenues in Slovakia.

Slovakia’s fixed broadband market is dominated by the incumbent operator, Slovak Telekom (owned by the Deutsche Telekom group), which has infrastructure covering the entire country. Orange Slovensko ranks second, with a market share of 17.6% (source: Orange estimates). Nevertheless, the roll-out of its proprietary fiber optic network and regulated access to Slovak Telekom’s fixed network allow Orange Slovensko to provide fixed broadband services to the largest number of potential customers.

Orange Slovensko has three main competitors in the mobile telephony market: O2 (owned by Emirates Telecommunication Group Company), Slovak Telekom (owned by Deutsche Telekom) and Swan (national operator, operating under the 4ka brand). 4ka began offering mobile services in October 2015, but remains a marginal player. With a market share of 31.7% (source: Orange estimates), Orange Slovensko remains the market leader. In 2022, O2 moved into second place on this market, followed closely by Slovak Telecom.

Orange’s activities in Slovakia

In 2023, Orange Slovensko continued to implement its strategy, which consists of strengthening its position in the convergence market, backed up by its substantial market share in mobile telephony combined with growing market share in fixed telephony and TV.

Orange Slovensko markets a number of innovative offers, particularly its Love convergent services. In 2023, Orange Slovensko focused on streamlining its portfolio of fixed and mobile offers and making them more attractive, while enhancing its customer loyalty program and adding security services. In the B2B segment, Orange Slovensko has entered a new era of enterprise services thanks to 5G, while continuing to develop AI and IoT solutions with a focus on cybersecurity.

Alongside the improvement in its portfolio of offers and the customer experience, Orange Slovensko has demonstrated its commitment to climate action through an ambitious program to roll out solar panels to its mobile antennas. At the end of 2023, 470 had already been equipped. Orange is the only Slovak operator to implement such a large-scale program. Every base station that is equipped with solar panels prevents the emission of several hundreds of kilos of CO2 per year.

In 2023, Orange Slovensko continued its partnerships with the Slovak University of Technology and the University of Zilina to develop 5G solutions for Slovak industry. This partnership aims to improve students’ access to 5G technologies and create a space to develop 5G solutions for Industry 4.0.

Orange Slovensko also continued to invest in its network infrastructure. The 5G network, launched in 2021 in Bratislava and Banska Bystrica, reached 65.6% of the population at the end of 2023. The Orange mobile network was recognized as the best in Slovakia for the fourth consecutive year by Commsquare (formerly "Systemics PAB"). Orange also expanded its own FTTH network, reaching more than 585,000 connectable households at end-2023, and can provide fiber services to nearly 600,000 additional households through network partnerships.

Moldova

Orange Moldova started operating in 1998 and adopted the Orange brand in 2007, celebrating its 25th anniversary in October 2023. During this time, Orange Moldova has become the telecommunications market leader and a key player in the country’s economy. A long-standing player in the mobile segment, Orange Moldova launched its fixed and convergent telephony services in 2017, following the 2016 acquisition of SUN Communications, Moldova’s main cable operator. In 2023, Orange Moldova merged with Sun Communications to streamline its organizational structure.

In 2023, the Group generated 0.4% of its consolidated revenues in Moldova.

Moldova’s main telecommunication operators are Orange Moldova, Moldcell (part of a Nepal-based conglomerate since 2020) and Moldtelecom. Moldtelecom is the incumbent operator; its infrastructure provides both fixed and mobile services. It is the leader in Internet and fixed telephony. In 2023, with a market share of 50.1%, Orange maintained its number one position in the mobile telephony market, followed by Moldcell and Moldtelecom (source: Anrceti Report, third quarter 2023).

Orange’s activities in Moldova

In 2023, Orange Moldova continued to pursue its strategic goals, despite the challenging macroeconomic conditions and geopolitical uncertainty due to the armed conflict in neighboring Ukraine.

In 2023, in line with its ambition to bolster its position in fixed broadband and become the country’s first fully convergent operator, Orange Moldova rolled out fiber in more than 20 new locations and expanded coverage in the country’s two largest cities. Orange Moldova also successfully completed its fiber migration project, migrating all its cable customers to the new fiber technology. As a result of this project, it has been able to improve the customer experience and decommission its cable network.

Achieving a leadership position in the mobile segment remains a priority for Orange Moldova, which reached 2.3 million mobile lines at the end of the third quarter of 2023. Amid persistent inflation in 2023 and to promote revenue growth, Orange Moldova revised the price of its plans with a "more for more" approach. It also launched a more expensive prepaid kit. To boost value creation, a new portfolio of plans was unveiled in the fourth quarter of 2023. This included the flagship "Roam like Home" offer, a premium plan available in Europe from December 21.

In the B2B segment, Orange Moldova focused on IT&IS growth, differentiating itself and increasing its market share by expanding its portfolio of offers, with new services such as mobile PBX, customer satisfaction scoring and cybersecurity solutions.

The company doubled down on its CSR commitments by opening its Orange Digital Center, a digital training hub, and launching its "RE" platform, an umbrella for its circular economy projects (in-store recovery of unwanted phones, sale of refurbished devices). It also unveiled new initiatives in 2023, including the launch of the "Trade-in" program and the first "RE" space in an Orange store.

Orange Moldova also continued to invest in the country’s infrastructure. The company operates the most extensive and fastest 2G/3G/4G network, with 4G population coverage of 99%. For the eleventh consecutive year, Orange Moldova’s network was rated "Best Moldovan mobile network in the test" by Polish company Systemics PAB.

1.4.3    Africa & Middle East

The Orange group is present in 18 countries in Africa & Middle East, including 16 where it has controlling interests and two (Tunisia and Mauritius) where it has minority interests. Part of the activities are structured into sub-groups (Sonatel and Côte d’Ivoire). Orange operates in both the mobile and fixed markets.

The mobile markets are mainly prepaid markets, largely driven by the accelerated development of data and digital uses. Orange is pursuing a 4G roll-out strategy and is investing in all countries to upgrade and extend their access networks. The first 5G roll-outs took place in 2022, continued in 2023, and will accelerate to cover almost the entire region by 2025.

Despite increasingly intense competition, the Group also saw rapid development in multi-services, particularly Mobile Financial Services with its Orange Money offer and digital services with the mobile super-app Max it. Given the arrival of a new competitor in four countries in the region (Senegal, Côte d’Ivoire, Mali and Burkina Faso) in 2021, Orange changed the business model for its offer and accelerated its digitization, but was still significantly impacted in 2021 and 2022. By fostering a collective response, the Group was able to bounce back in its various geographical regions (with the exception of Senegal, where its leadership remains contested at this stage). At the same time, Orange Money reported revenue growth of 25.8% and an increase of 17.1 million in its customer base in 2023 (up 22.5% from 2022). It now has 92.9 million customers, 34.1 million of whom are active customers using the service each month (for more information, see Section 4.3.3.4.5.1 Access to online financial services).

In digital services, Orange aims to become the benchmark digital operator in Africa & Middle East. The sector has been a growth driver for the Group for many years and remains a key component of its strategy (see Section 1.2.3 The Orange group strategy). The digital strategy is spearheaded by the mobile super-app "Max it," initially launched in five countries in November 2023 (Cameroon, Senegal, Mali, Burkina Faso and Botswana). It will be rolled out across the sector by the third quarter of 2024. This is a perfect example of the Group’s strategy to diversify services in response to the needs of local communities. More than just an app, it is a services portal that everyone can access, designed to make day-to-day life easier and satisfy a wide variety of needs. It brings together three essential service offers in a single smartphone interface: telecom capabilities, mobile payment and money transfer solutions with Orange Money, and an e-commerce universe offering digital content as well as innovative digital ticketing. The service universe will be completed over the course of 2024 and 2025 through Orange Energy, Healthcare, Insurance and Education in particular.

In the fixed broadband market, Orange is speeding up the roll-out, particularly of fiber; it had 1.2 million customers at end-2023.

Besides a challenging geopolitical situation, countries in the Africa & Middle East business segment are tending to see tighter regulations on quality of service and compliance with environmental standards, as well as a high tax burden.

In 2023, the Africa & Middle East segment accounted for 15.8% of the Group’s consolidated revenues, versus 15.5% in 2022.

1.4.3.1  Sonatel sub-group

The Sonatel sub-group operates under the Orange brand in five countries. With operations in Senegal dating back to 1997, it began its international development in Mali in 2002. It also operates in Guinea, Guinea-Bissau (operations launched in 2007) and Sierra Leone, where it acquired Airtel Sierra Leone in 2016. In 2023, it generated 5.5% of the Group’s consolidated revenues. The Orange group owns 42.33% of the Sonatel sub-group and has control based on a shareholders’ agreement (see Note 20 to the Consolidated Financial Statements). Sonatel is listed on the West Africa Regional Stock Exchange (Bourse Régionale des Valeurs Mobilières - BRVM).

With mobile market volume shares of 57.7% in Senegal, 69.3% in Guinea, 55.6% in Mali, 63.5% in Guinea-Bissau and 53.4% in Sierra Leone (source: Orange estimates, fourth quarter of 2023), Orange is the leader in all its geographical areas.

Value market share is as follows: 84.4% in Guinea, 68.8% in Mali, 76.8% in Senegal and 80% in Bissau.

Depending on the country, the Group has two or three competitors: Free (whose brand was launched in October 2019 to replace Tigo) and Expresso (Sudatel group) in Senegal; Sotelma/Malitel (Maroc Telecom group) and Alpha Telecom (Planor-Monaco Telecom International consortium) in Mali; MTN and Cellcom in Guinea; MTN in Guinea-Bissau; and (the incumbent operator), Africell and QCell in Sierra Leone.

The Sonatel sub-group continues to develop very high-speed fixed and mobile broadband based on 4G/4G+ (and tests for 5G), FDD/TDD and fiber, as well as mobile data. In 2023, data services achieved double-digit growth in all sub-group countries.

The multi-services business gathered pace in 2023, both in relation to the Orange Money service - which continued to see overall growth in its active customer base and total annual transaction value - and in relation to digital multi-services with the launch of the mobile super-app Max it in Senegal and Mali.

Despite increasing competition, often unfavorable regulatory decisions and political instability in some countries, the Sonatel Group was able to maintain its financial equilibrium in 2023 owing to steady growth and increased profitability.

The Sonatel group is a key player in the economic development of all the countries where it operates through digital, financial and energy inclusion (see Section 4.3.3.4.5 Offering inclusive services that complement connectivity). It also helps support health care, education, local entrepreneurship and the development of a true digital ecosystem.

1.4.3.2  Côte d’Ivoire sub-group

The Côte d’Ivoire sub-group operates under the Orange brand in three countries. The activity covers Côte d’Ivoire, where the Group has operated since 1996, and Burkina Faso and Liberia, where it acquired Cellcom Liberia and Airtel Burkina Faso in 2016. This represents an area with a population of more than 56 million. In 2023, it generated 3.4% of the Group’s revenues. The Orange group owns 72.5% of the Côte d’Ivoire sub-group.

Orange is the leader in Côte d’Ivoire, Burkina Faso and Liberia. In Côte d’Ivoire, it has a 47.5% market share (source: Artci, third quarter 2023). In Burkina Faso, Orange holds a market share of 45.9% of mobile subscribers (source: Arcep BF, third quarter 2023). In Liberia, Orange strengthened its leadership position with a market share of 54.6% (source: GSMA, third quarter 2023).

The three entities each face the following main competitors in their geographical region: MTN and Moov Africa in Côte d’Ivoire; Moov Africa and Telecel in Burkina Faso; and MTN in Liberia.

Orange is also the market leader in Mobile Financial Services in Côte d’Ivoire and Burkina Faso. In light of the intense competitive pressure tied to Wave’s arrival in Côte d’Ivoire and Burkina Faso, the response plan implemented by Orange Money helped accelerate growth in uses and value in 2023.

In 2023, the sub-group’s activity was affected by widespread inflation in the countries in the region, stiff competition and a challenging security situation in Burkina Faso. In Liberia, the year saw a sharp depreciation of the Liberian dollar, presidential elections and the accession to power of a new President.

FTTH development became one of the sub-group’s most powerful growth drivers. At end-2023, Orange had close to 220,000 customers in Côte d’Ivoire. In Burkina Faso, Orange launched the FTTH service in June 2021 and had over 23,000 customers at the end of 2023.

The Côte d’Ivoire sub-group ensures that its strategy, investments and innovation create lasting value for all stakeholders. Digital equality and environmental footprint reduction are central to the CSR strategy of the sub-group, which has consistently strengthened its social impact through various initiatives based around entrepreneurship, financial inclusion (see Section 4.3.3.4.5 Offering inclusive services that complement connectivity) and the environmental transition. For the second consecutive year, the sub-group published its Social Report, aimed at all stakeholders, in which it presented its achievements and ambitions.

In December 2022, the Côte d’Ivoire sub-group reached a major milestone in its development strategy with its initial public offering on the BRVM through the sale of nearly 15 million shares owned by the Ivoirian government, equivalent to 9.95% of the capital.

1.4.3.3  Countries in North Africa and the Middle East

Egypt

The Orange group entered the Egyptian telecommunication market in 1998 through a partnership in the operator, Mobinil, with Orascom and Motorola. It gradually increased its stake following the withdrawal of Motorola in 2000 and Orascom in 2015. Since 2016, all services have been marketed under the Orange brand. In 2018, Orange Egypt was delisted from the Egyptian Exchange. In 2023, the Group generated 1.7% of its consolidated revenues in Egypt.

After a period of considerable market slowdown in 2017 and 2018 following the introduction of a tax on mobile subscriptions, and the impact of the health crisis in 2020, the pace of the increase in the number of mobile subscriptions that began in 2021 continued in 2023.

With a share of the mobile market of 26.25% (source: GSMA, third quarter 2023), Orange ranks second in the market, behind Vodafone but ahead of Etisalat and WE (Télécom Egypt).

In 2023, Orange Egypt recorded double-digit revenue growth, exceeding its growth in 2022 despite an unstable economic environment, significantly affected by high inflation and a series of sharp devaluations of the Egyptian pound from March 2022. The company continued to implement its transformation plan to increase its profitability.

Morocco

The Orange group entered the Moroccan telecommunication market in 2010 through a partnership with Médi Telecom. The company, which was operating under the Méditel brand, became a consolidated subsidiary of the Group in July 2015, after Orange increased its interest to 49% of the capital. Since the end of 2016, all services have been marketed under the Orange brand. In 2023, the Group generated 1.6% of its consolidated revenues in Morocco.

With 32.5% of the mobile market, Orange is the country’s second-largest mobile operator (behind the incumbent operator, Maroc Telecom, and ahead of Inwi) (source: ANRT (Agence Nationale de Regulations des Télécommunications - National Telecommunications Regulatory Agency) - fourth quarter 2023).

In a Moroccan market where growth remains below GDP, Orange Maroc continued to grow in mobile telephony and to pursue its development in fixed telephony, particularly in fiber. At the end of 2023 it passed the 300,000 customer mark, equivalent to a 38% market share (source: ANRT - third quarter 2023).

A powerful earthquake hit the country in September 2023. The resilience of the network and the rapid response of Orange Maroc’s employees, particularly its technical teams, allowed connectivity to be restored in less than 48 hours in most of the affected areas, providing support to the authorities and public.

Jordan

The Orange group entered the Jordanian telecommunication market in 2000, through a partnership with the incumbent operator, Jordan Telecom. The company became a consolidated subsidiary of the Group in 2006, after Orange increased its interest to 51% of the capital. Since the end of 2007, all services have been marketed under the Orange brand. In 2023, the Group generated 1.0% of its consolidated revenues in Jordan.

With a share of the mobile market of 30.2% (source: GSMA, fourth quarter 2023), Orange is the country’s second-largest mobile operator, behind Zain and ahead of Umniah.

Orange is also a leader in the fixed market through its ADSL Internet offers, together with FTTH, launched in 2016 (source: internal estimates). Orange continued its large-scale fiber roll-out to all of the country’s major towns and cities, exceeding the symbolic threshold of 250,000 customers in October 2023. Zain and Umniah are also growing competitors in this segment. In addition, 2023 saw the commercial launch of the first 5G offers.

Orange also consolidated its position as digital market leader with the accelerated expansion of Orange Money, which opened 1 million accounts in 2023, as well as on Jood, the market’s first digital app.

Tunisia

Orange Tunisie launched its activity in May 2010 after acquiring its license in July 2009. The Orange group is a partner, with 49% of the capital.

Orange’s volume share of the mobile market is 26.5% (source: INT Tunisie monthly report, October 2023), placing it in third position behind Ooredoo, which maintains its leading position, and Tunisie Telecom.

In 2023, Orange Tunisie continued to strengthen its market position with growing customer bases and revenues. Orange Tunisia’s value market share (excluding FSI) is 23.6% (source: INT Tunisie half-year report, H1 2023).

1.4.3.4  Countries of Central and Southern Africa

Democratic Republic of the Congo

The Orange group entered the Congolese telecommunication market in 2011 through the acquisition of Congo Chine Telecom. In 2016, Orange acquired the Congolese subsidiary of the Millicom group, which operated under the Tigo brand. In 2023, Orange RDC generated 1.0% of the Group’s consolidated revenues.

Orange’s volume share of the mobile market is 26.6% (source: ARPTC (mobile telephony observatory), second quarter 2023), placing Orange in third place behind Airtel and Vodacom, which remains the market leader, and ahead of Africell.

In 2023, despite a 40% depreciation of the Congolese franc year on year, Orange DRC enjoyed solid commercial momentum, with revenue growth buoyed by the significant expansion of mobile data, Orange Money, B2B and the fiber optic launch in Kinshasa.

Orange was the first operator to launch 4G, and in 2023 continued to roll out mobile broadband network infrastructure to DRC’s main towns and cities.

The year 2023 was also once again marked by the intensification of regulatory and tax-related investigations by the various Congolese authorities.

Cameroon

The Orange group has been present in Cameroon since the liberalization of the telecommunication sector in 1999. All services, initially launched under the Mobilis brand, have been marketed under the Orange brand since 2002. In 2023, the Group generated 1.1% of its consolidated revenues in Cameroon.

With a market share of 48.6% in 2023 (GSMA fourth quarter 2023 estimates), Orange has become the country’s leading operator ahead of MTN, Nexttel and Camtel.

In 2023, Orange Cameroun once again achieved a very high level of business growth of 13.4%, buoyed by the very strong development of mobile data and Orange Money services and by the robust resilience of outgoing voice.

Orange Cameroun has finalized the transfer of financial activities to the new entity Orange Money Cameroun.

In addition, the official pan-African launch of the super-app Max it took place in Douala on November 24, 2023. This mobile services portal can be accessed by everyone, whether Orange customers or not.

Botswana

The Orange group has been present in Botswana since 1998, and since 2003 under the Orange brand. In 2023, the Group generated 0.3% of its consolidated revenues in this country. The Group holds a 73.68% stake in the company.

In 2023, Orange Botswana cemented its new status as market leader with a value market share of 37.6% (Orange Botswana internal estimates, third quarter 2023), ahead of Mascom and Be Mobile. On the volume side, Mascom remains the market leader with 43.2% market share, closely followed by Orange at 38.9% (source: BOCRA, a regulator, second quarter 2023).

Orange Botswana enjoyed excellent growth in its business of 11.8% in 2023, thanks to the continued success of its mobile data and Orange Money services,

In 2023, Orange Botswana officially opened its new data center in Gaborone, the country’s first Tier III infrastructure and an asset for Botswana.

Madagascar

The Orange group has been present in Madagascar since 1998, and since 2003 under the Orange brand. In 2023, the Group generated 0.2% of its consolidated revenues in this country. The Group holds an 87.94% stake in the company.

Orange is Madagascar’s second-largest mobile operator, behind the incumbent operator Telma and ahead of Airtel and Blueline, with market share of 24.5% (source: GSMA, fourth quarter 2023).

In 2023, the growth of Orange Madagascar’s business was attributed to voice, mobile data, the ongoing expansion of TDD fixed services (with the Wifiber offer, which remains highly popular), Orange Money’s activities in digital services and international transfers and B2B activities. In addition, 2023 also saw the ramped-up roll-out of mobile broadband network infrastructure to the country’s main towns and cities and Orange Madagascar’s acquisition of a global license.

Central African Republic

In 2023, Orange Centrafrique confirmed its leadership position on the Central African Republic market, ahead of Telecel and Moov, with market share of 57.1% (source: GSMA, fourth quarter 2023).

A very high level of growth (19.9%) was recorded in 2023. The solid financial performance is supported by further strong growth in voice services revenue, as well as the development of Orange Money services.

Orange Centrafrique completed the construction of a new data center in Bangui, which had been planned since the fire in 2021.

Mauritius

The Orange group has been present in Mauritius since 2000, through a partnership with the incumbent operator, Mauritius Telecom, in which it holds 40% of the capital.

Mauritius Telecom is the leader in Internet and fixed telecommunication services in Mauritius, ahead of DCL, and in mobile services, ahead of Emtel and MTML, with market share of 52.24% at end-2023 (source: GSMA, fourth quarter 2023).

The operator offers a comprehensive range of fixed and mobile voice and data services. It also offers convergent services (voice, IP and TV) through its MyT service. The first operator to launch 4G and a mobile payment service in 2012, Mauritius Telecom launched its fiber optic network (FTTH) in 2013 and now covers almost all of the country’s households and businesses. Mauritius Telecom was also the first operator to launch 5G in 2021.

One of the main growth drivers for Mauritius Telecom is content, with, in particular, a strategy of investing in premium content, enabling the company to strengthen its position as market leader.

Mauritius Telekom also offers international connectivity via fiber optic submarine cables.

1.4.4    Orange Business

The Orange Business (formerly Enterprise) business segment includes telecommunication services and digital services to key accounts, local authorities and companies with over 50 employees in France, as well as multinationals around the world.

Operating under its new Orange Business brand, Orange is a world-leading provider of support for the digital transformation of businesses. As an infrastructure operator, technology integrator and value-added service provider, Orange Business provides a complete portfolio of offers designed to assist its customers in carrying out their digital transformation projects and implementing their communication projects (connectivity, Internet of Things, Cloud, AI, app development). Combining the precision of a network and connectivity expert with the agility of a global digital solutions integrator, Orange Business balances its international presence with a local approach to help its customers get the most out of digital, networks and the Cloud via data and service platforms. With Lead the future, Orange Business is profoundly transforming its model to adapt to the new realities of a market where the boundaries between networks and digital services are disappearing. (see Section 1.2.3 The Orange group strategy).

Orange Business leverages the standards expected of it as an operator in terms of reliability and performance to drive its expansion in IT services through an ambitious acquisitions policy in Cloud Computing and data. This led to the acquisition of Business & Decision and Basefarm in 2018, of Exelus in 2022 and of Expertime, a services company specializing in Microsoft technology, in 2023. It was followed in early 2024 by the launch of Bleu, a future "trust Cloud" platform set up as a 50/50 joint venture with Capgemini, in partnership with Microsoft. In 2023, Enovacom, a healthcare subsidiary of Orange Business and the French market leader in medical data interoperability, acquired NEHS Digital and Xperis, two French companies specializing in the development of solutions for healthcare professionals, a sector in which the Group plans to accelerate its service provision. (see Sections 1.3 Significant events and 3.1.1.3 Significant events).

In 2018, Orange merged its cybersecurity activities into Orange Cyberdefense to ensure a high level of internal cybersecurity and simultaneously develop Orange’s commercial activities in this strategic area. Orange Cyberdefense combines the legacy security expertise and infrastructure of Orange with those of Atheos and Lexsi, acquired in 2014 and 2016, respectively, of SecureData and SecureLink, both acquired in 2019, and of the Swiss companies SCRT and Telsys, acquired in 2022. These acquisitions give Orange Cyberdefense a presence in nine European countries.

In 2023, the Orange Business sector generated 17.2% of the Group’s consolidated revenues.

The market

The health crisis accelerated the digital transformation of businesses (cloudification and softwarization of networks and services, digitization of customer relations, cybersecurity), but also had a significant impact on conventional telecom services (voice and connectivity) which have come under increased pressure due to the acceleration of new ways of working as well as the adoption of Cloud-based collaboration and connectivity solutions. The global economy is proving more resilient than expected, slowly recovering from the long-term effects of the Covid pandemic, the inflation crisis and the conflict in Ukraine. The disruptions in the energy and food markets caused by the war and the tightening of global monetary conditions to control historically high inflation have led to a further slowdown in global GDP growth. Global inflation was estimated at around 6.9% in October 2023, versus 8.7% a year earlier. It is forecast to be 5.8% in 2024 (source: FMI, October 2023). However, the prospects for improvement could be overshadowed by the emergence of new conflicts, especially in the Middle East, with human and commercial implications (for example, disruptions to logistics in the Red Sea).

The global communication services and IT services market corresponding to Orange Business’s activities stood at 1,571 billion euros in 2023, up 6% compared to 2022 (1,478 billion euros in 2022). This breaks down into 489 billion euros for communication services and 1,082 billion euros for IT services. The global communication services market is nevertheless expected to experience an average annual growth of 1.2% between 2023 and 2027. This unexpected growth was mainly due to the slowing decline of certain sub-segments, such as enterprise networks using MPLS technology, a market that is expected to decrease sharply over the period (6.3% in 2023, vs. an 8.3% decrease in 2022). The strong momentum in IT services is expected to continue, with 10.2% average annual growth between 2023 and 2027 (sources: Gartner, third quarter 2023/PAC, February & September 2022/IDC, November 2021 for IoT and September 2022 for Fixed Voice in France).

Faced with a highly competitive and fragmented telecommunication services and IT enterprise services market, encompassing numerous players such as telecommunication operators, network integrators, IT service providers, or even players from the Internet, digital or cybersecurity worlds, Orange Business has positioned itself as a leading European network and digital integrator. On the IT services market, Orange Business was ranked third in France with a 4.6% market share (source: Teknowlogy Group/PAC - May 2023 survey).

In the specific cybersecurity services market, Orange ranks as a major player, with one of the broadest footprints in Europe. Orange has the critical mass needed in this consolidating market, and the ability to support its customers locally in all their geographies. With 1.1 billion euros in revenues in 2023, Orange has set a target of becoming a cybersecurity leader in Europe on this fast-growing market and is aiming for 1.3 billion euros in revenues by 2025.

Orange Business activities

Orange offers a wide range of products and services, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, designed to guide businesses in their digital transformation, and structured around their main challenges (connectivity, mobility, streamlining of processes, smoothness of exchanges with customers and support for their projects).

Orange has structured its portfolio of offers around four main types of products and services:

−    fixed telephony (conventional and IP) and audio conference services;

−    mobile telephony services;

−    network services, including certain service guarantee levels (mobile and fixed connectivity, data transfer, hybrid networks, fixed and mobile convergent services);

−    IT and Integration Services, including Cloud solutions, digital & data solutions, cybersecurity solutions, intelligent mobility solutions, unified communication and collaboration services, and customer services and consulting:

-     Cloud solutions include virtualization and the development of "aaS" (as a Service) solutions and business models that B2B customers are embracing. Orange Business has positioned itself as an integrator capable of orchestrating and building on the various application building blocks of its customers, including the most critical ones - end-to-end in a multi-cloud environment - for both the public or private Cloud. Beyond its own infrastructure (70 Data centers) and its 2,500 experts, Orange is developing a strategy of alliance with major industry players, such as Microsoft Azure, Google Cloud and Amazon Web Services,

-     Digital & Data solutions, including the Business & Decision subsidiary and its 3,700 experts in data intelligence and digital solutions, comprise the integration and provision of systems, business apps and application programming interfaces (API), as well as the design of digital solutions for customers in Big Data, data analytics and artificial intelligence. Through its Enovacom subsidiary, Orange also offers healthcare players tailored solutions to meet the challenges of digital transformation,

-     Cybersecurity solutions cover infrastructure and users, in managed and integrated or Cloud mode (safe work environments and infrastructure, cybersecurity, management and governance), and are supervised from a security operations center. Thanks to its 2,800+ experts and 32 detection centers, Orange Cyberdefense, which also has at its disposal multiple Orange Business locations around the world, leverages Orange’s 30 years of experience in making at-risk infrastructure secure, whether for SMEs, local authorities or multinational corporations around the world,

-     Smart mobility solutions, based not only on mobile technologies, but also on the IoT (Internet of Things),

-     unified communication and collaboration services, including interoperability between telephony, messaging and video conference solutions, in triple or quadruple play,

-     lastly, advice and services to customers, including needs analysis, solution architecture, support from roll-out to implementation, user training and administration of services and solutions in a range of areas: transition to all-IP, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, and the digital transformation of companies.

These services are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

As regards its core business as an operator, Orange relies on local and international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not provide a comprehensive solution. The Group is strengthening this type of partnership in the most developed markets, both on points of presence to optimally manage customer traffic, as with Equinix, and with leading operators in the geographic regions concerned, such as AT&T or NTT Communications.

Orange also works in close collaboration with an ecosystem of international technological partners, who are leaders in their respective fields of connectivity, unified communication, contact centers, Cloud infrastructure, effective data use and cybersecurity. In parallel with the digital transformation of enterprises, Orange strengthened various aspects of its solutions in 2023:

−    development of a managed, secure connectivity offer. This solution, which contributes to the gradual shift in customer practices, especially toward the Cloud, also balances the continuity of existing practices via SD-WAN, SASE and SSE type solutions. In 2023, Orange developed and strengthened its ecosystem with new signings such as Cisco, Fortinet, Netskope, Palo Alto, VMware and Zscaler, among others;

−    innovation around the Cloud. Since 2020, Orange has established strategic partnerships with the main hyperscalers (Microsoft Azure, Amazon Web Services, GCP) around data services, artificial intelligence, the Cloud, edge computing, mobile private networks and digital transformation. Furthermore, with sovereignty becoming a major topic of the digital transformation for businesses, Orange Business is pursuing two complementary development vectors: the first through an independent company named Bleu, a joint venture with Capgemini and in partnership with Microsoft as technology provider; and the second through its Cloud Avenue offering, developed in partnership with HPE and WMware.

Orange is developing partnerships with service players to enhance the operational performance of French manufacturers: for example, the partnership with Siemens in the Industry 4.0 segment in automation and digital transformation solutions, in order to allow French industrial groups to fully maximize the potential of digitization. In this perspective, the partnership proposes end-to-end support, ranging from consulting to integration and analysis.

Lastly, with regard to the Group’s CSR commitments, Orange is taking an increasingly green approach with its partners, particularly Apple (recycled mobiles) and Cisco (network equipment).

In 2023, Orange Business signed major contracts to support its customers worldwide, including Lucid Motors, the US electric vehicle manufacturer, to orchestrate the manufacturer’s customer experience in Europe via approved and tested electronic communication services (ECS) for Internet access services, as well as IoT; and with Stolt-Nielsen, the global expert in liquid product management and sustainable aquaculture, to provide it with a SASE (Secure Access Service Edge) solution combining SD-WAN connectivity with SSE (Security Service Edge) services to secure and optimize the connectivity of its teleworkers around the world.

1.4.5    Totem

Totem, Orange’s European TowerCo, was created on November 1, 2021. Orange has transferred all the key assets of its passive mobile infrastructure in France and Spain to this subsidiary. The creation of this independently managed entity allows Orange to strengthen its position as a manager and operator of mobile infrastructure and to benefit from new growth drivers. Totem manages close to 27,300 masts, flat rooftops and other mobile sites in its geographies, and aims to become a leading player in the European TowerCo market.

Totem offers infrastructure-sharing solutions to mobile operators, businesses and institutions; responds to requests to build new sites; and markets mobile coverage solutions to improve connectivity in dense and enclosed environments, such as stadiums, subways, shopping malls, offices, etc.

Totem has chosen a strong brand name that embodies its vision: mobile infrastructure is the totem of our digital civilization, offering connectivity solutions to everyone, everywhere, in both rural and urban areas. Totem’s mission is to unite all stakeholders - operators, local authorities, institutions, businesses and lessors - on its infrastructure to meet the growing need for connectivity.

Following the increase in the cost of debt (with the rise in interest rates), the leading TowerCos have prioritized operational efficiency over acquisitions, which dominated in previous years. The European leader Cellnex sold 49% of its subsidiaries in Denmark and Sweden and put its subsidiaries in Ireland and Austria up for sale to accelerate its deleveraging. American Tower sold its subsidiary in Poland to focus on its subsidiaries in Spain, Germany and France. In Western Europe, there were few transactions with low site volumes (Phoenix Towers: 2,400 sites in France; 200 sites in Germany; sale of 16.6% of Cornerstone (i.e. 15,000 sites) in the United Kingdom). The majority of transactions took place in Eastern Europe: E& (a UAE-based group) took control of five subsidiaries of the PPE group (10,000 sites), while Saudi TowerCo TAWAL took over 5,000 sites from United Group. In addition, the Austrian group Austria Telekom (A1) floated its 13,000 towers on the stock exchange.

In the second quarter of 2023, Totem remained the fifth-ranking European TowerCo by number of sites, behind Cellnex (107,000 sites), Vantage Towers (46,000 sites), GD Towers/Deutsche Funkturm (41,000 sites) and ATC Europe (31,000 sites). It is the only company controlled by a mobile telecommunication operator.

Totem is positioned to support the surging need for connectivity and to offer solutions to meet the emerging needs of operators who are looking for industrial partners. Its momentum is illustrated by the signing of new commercial contracts for the roll-out of 5G in the Orange Vélodrome, the construction of nearly 450 new sites in France to meet the connectivity needs of operators and the roll-out of small cell solutions in Spain and support for the 5G needs of operators in the country.

Totem is therefore positioned as a leading industrial TowerCo within the TowerCo ecosystem. Totem leverages its recognized strengths:

−    an exceptional portfolio, in terms of both the density of its network and the quality of its mostly fiber optic sites;

−    the expertise of its teams, who come mostly from the operator world and have extensive knowledge of customer expectations;

−    the ongoing optimization of its industrial model;

−    a 100% renewable energy supply in Spain where Totem is an energy supplier;

−    sound CSR fundamentals.

In 2023, Totem earned revenues of 686 million euros, with growth in revenues from hosting and reconfiguration, partially offset by the decrease in revenues from re-invoicing energy costs, which have fallen. At end-2023, 16.7% of hosting revenues came from external customers. The tenancy ratio stood at 1.40 co-tenants per site, an increase of 3 basis points compared with its level at the end of 2022, in line with the target of 1.5 co-tenants per site by 2026.

In 2023, Totem generated 0.3% of the Group’s consolidated revenues.

1.4.6    International Carriers & Shared Services

The operating activities of the International Carriers & Shared Services segment include:

−    international Carrier activities undertaken by the Orange Wholesale Division: roll-out of the international and long-haul network, sales of international telephony and international wholesale services, and installation and maintenance of submarine cable;

−    the content activities of OCS and Orange Studio.

The services marketed to operators in France are presented in Section 1.4.1 France. The content distribution activities are briefly presented below, but their revenues are included in the revenues for the France, Europe and Africa & Middle East segments.

The segment also includes other cross-cutting activities of the Group, in particular research and innovation (see Section 1.6), lease property restructuring, and support and shared activities, including corporate functions at the operational head office.

The operating activities of the segment accounted for 2.2% of the Group’s consolidated revenues in 2023.

1.4.6.1  International Carrier activities

The International Carrier activities include sales of international telephony and services to international carriers, the negotiation and conclusion of roaming agreements, the roll-out of the international and long-distance network and the installation and maintenance of submarine cables.

The wholesale operator market comprises three categories of players: global wholesalers, multinational retail operators (including Orange) and regional or specialist players.

The wholesale market’s customer base comprises voice market specialists (call shops, prepaid cards), fixed and mobile domestic retail carriers (including MVNOs), Internet service and content providers and OTT (Over-The-Top) players. International Carriers also sell wholesale traffic to each other.

Orange Wholesale offers a broad range of solutions on the international market. Its business is structured on an extensive infrastructure of long-haul networks. Its presence in both the retail and wholesale markets means the Group can develop solutions that are particularly well adapted to the needs of retail operators.

Roll-out of the international and long-distance network

Orange Wholesale designs, rolls out, oversees and protects long-distance international networks, whether terrestrial, submarine or satellite. The Group defines and supplies this international infrastructure and is involved in building the networks and services from the design phase to their operation, as well as in fraud and cyberattack protection. It makes every effort to anticipate developments and adapt its networks to new technologies and emerging needs, using increasingly agile and flexible solutions.

These networks serve both retail and operator customers.

Changes in uses, technological changes and customers’ rising expectations for faster speeds and higher quality have put pressure on the Group to accelerate the development of all of its networks.

Orange is notable for being heavily involved in the design, construction and operation of submarine cable. With its ownership or co-ownership of several cable systems, Orange ranks among the world’s largest owners of submarine links. This has enabled it to respond to the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

−    a seamless global network and an IPX protocol network (see Section 7.2.2 Glossary of technical terms) supporting voice and data with points of presence throughout the world;

−    a global network of dedicated IP routes with end-users in 177 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop;

−    99.99% network availability and centralized network supervision, 24/7.

In 2023, IP data traffic increased by 31%.

Other highlights of 2023 included the announcement in December that the transatlantic submarine cable Amitié between New York and Europe was ready for operation, and the launch in April of the construction of the new submarine cable linking Tunisia and France, in partnership with the operator Medusa Submarine Cable System and with the backing of the European Commission.

Orange Marine

A wholly owned subsidiary of the Group, Orange Marine has a fleet of six cable-laying ships, one vessel that researches new routes for submarine cable installation, and four marine bases. Its ships have laid more than 287,000 kilometers of cable since the 19th century and have made more than 890 repairs to submarine links, some at a depth of nearly 6,000 meters.

Its know-how, from project engineering to the installation and maintenance of submarine cables, is recognized worldwide. This allows it to play a major and strategic role at the global level, at a time when more efficient next-generation cables are being installed across all oceans.

Overall, 2023 was a busy year, with several flagship projects successfully completed:

−    ANJANA: cable between Santander and Myrtle Beach (USA); project awarded by NEC on behalf of its client Meta;

−    T3: cable between Mauritius and South Africa on behalf of Mauritius Telecom, as a co-contractor with ASN;

−    turnkey project for the customer Infratel, an Italian state-owned organization in charge of the roll-out of telecom infrastructure; Orange Marine connected 21 small islands with 31 landing points;

−    DEEP BLUE 1: project signed with Digicel for laying a cable in the Caribbean;

−    the Sophie Germain, a new cable-laying ship, joined the fleet.

For further information on the Group’s networks, see Section 1.5 Orange’s networks.

Orange Wholesale International Networks’ offers

Voice services

Voice service solutions enable operators worldwide to transit their customers’ calls internationally to over 1,200 destinations with 24/7 technical support. Orange is the leader in this market.

Global roaming services

With mobile services solutions, Orange offers global roaming thanks to direct connections with over 200 mobile operators, as well as broad connectivity that enables it to offer messaging services.

Messaging services

Orange is the trusted partner for mobile operators, brands and aggregators to safely deliver and charge for A2P (app to person) and P2P (person to person) text messages throughout the world.

Internet and transmission services

Orange’s data and IP network includes terrestrial, submarine and satellite systems which combine to create a vast global network. With its Internet network, Orange offers adjustable solutions to meet the needs of Internet service or content providers.

Convergence services

Orange provides operators with a multi-service offer to enable them to manage their voice and mobile data services over a single connection.

Security and anti-fraud services

To protect the value of its customers’ business, Orange Wholesale offers solutions covering the protection of identity and privacy and the protection of networks, mobile traffic and voice traffic.

The portfolio of anti-fraud and security services relies on voice, Internet and mobile service solutions. These offers include audit, detection and protection functions as well as the provision of analysis reports. The portfolio also contains offers that focus specifically on combating the dangers of cybercrime. Orange Wholesale’s customers can resell some of these offers to their own customers.

1.4.6.2  Content activities

In January 2023, Orange and the Canal+ Group announced that they had signed a memorandum of understanding for the Canal+ Group’s acquisition of Orange’s entire stake in the OCS pay-TV package and in Orange Studio, the film and TV co-production subsidiary. Orange Studio has more than 200 co-productions to its credit, as well as a catalog of nearly 1,800 audiovisual works and films. The leading film and TV studio in Europe, StudioCanal has many assets to promote this catalog. Since their founding in 2007 and 2008 respectively, competition in the audiovisual sector, particularly for OCS, has continued to intensify with the emergence of powerful international platforms. Through this agreement with the Canal+ Group, Orange’s longstanding partner and a recognized European player in the creation and distribution of content, the Group aimed to sustain the long-term development of these two subsidiaries, while preserving jobs and the p-financing of content. Canal+ has been a shareholder of OCS since 2012 (33.33% at the end of 2023) and is its leading distributor. On January 12, 2024, the French Competition Authority gave its approval for the transaction, which was finalized at the end of January. Following this transaction, the Canal+ Group is the sole shareholder of both companies.

The disposal allows Orange to focus on its role as an aggregator and distributor of content (TV/video, music, games) for its fiber and convergent offers. Its content strategy will continue to be based primarily on developing partnerships with rights holders and service publishers.

In Europe, Orange aggregates the best entertainment services, offering them to its 12.5 million TV customers via its very high-speed broadband networks. Throughout 2023, Orange strengthened and developed its offers by integrating services tailored to its customers’ various needs, distributing new offers with advertising from Netflix (France) and the sports streaming service DAZN (France). This has also enabled the Group to pursue its differentiation and premiumization strategy by offering premium content such as the Premier League (Romania), the Champions League & Liga (Spain) and BeTV (Belgium).

In Africa & Middle East, content activities are at the heart of the multi-service strategy and help to cement Orange as a responsible local operator. In 2023, Orange broadened its offers with flagship regional services such as OSN (Tunisia, Jordan), BeIN TOD (Morocco) and MBC Shahid (Tunisia, Morocco). Orange also entered into an exclusive partnership with Spotify to offer Orange customers access via the Group’s data offers to the world’s leading music streaming service. Lastly, in late November 2023, the Max it app was launched in five Africa & Middle East countries where Orange operates. In addition to Orange Money services and tools for managing its mobile and fixed lines, the app offers a range of content (online games, music, TV, videos, news, tickets, etc.).

1.4.7    Mobile Financial Services

The Mobile Financial Services Division includes the activities of Orange Bank and Orange Bank Africa. Orange Money’s business continues to be driven by geographical segments, particularly in Africa & Middle East (see Section 1.4.3 Africa & Middle East).

The banking market

The professional body for French fintech, insurtech and regtech companies (France FinTech) presented its 2023 annual ecosystem report. France FinTech players cover all areas of innovative finance, including banking and insurance services, asset management, payments, cryptoassets, regtech, enterprise services, etc. An analysis of fintech activity reveals that 939 million euros had been raised as of December 13, 2023, down nearly 70% from 2022, mainly due to a sharp decline in the participation of leading international investors.

According to France FinTech, France is the second-largest market in Europe after the UK (just over 2 billion euros raised). Fintech companies have made more significant use of debt as a result of wider finance options and crowdfunding.

Four key trends emerged during the year:

−    the increasing involvement of fintech companies in impact investing (green finance, ESG, etc.);

−    the growing use of technology such as artificial intelligence and tokenization;

−    the cooperation between fintech companies and large corporations, which has always been a feature of the French ecosystem; and

−    the burgeoning social role of fintech companies, at a time of resurgent inflation and pressure on purchasing power.

According to France FinTech, the outlook for 2024 is as follows:

−    the tight market conditions look set to continue for several quarters;

−    fundraising is likely to remain below 2021 and 2022 levels;

−    the overall level of activity should remain buoyant;

−    some sectors could accelerate, such as ESG, enterprise offers, tokenization or insurtech;

−    recruitment and internationalization are expected to gather pace, the latter already involving 30% of French fintech companies;

−    the various regulatory changes (PSD3, MiCA, AI Act, etc.) will have a significant impact on how the sector is structured.

Mobile Financial Services activities

Orange Bank

Launched in November 2017, Orange Bank, a wholly owned subsidiary of the Orange group, provides cutting-edge banking services natively designed based on the mobile uses of customers, in strong synergy with Telecom activities.

Accessible to everyone, the offer available in France requires no conditions in terms of income, savings or minimum balance. There are no bank charges attached to accounts and the associated bank cards (subject to certain terms and conditions of use). All basic banking services are offered: bank account, standard and premium bank card, checkbook, savings passbook, à la carte insurance and personal loans. In 2020, the bank expanded its range with the launch of the Premium Pack, the first offer on the market intended for parents and up to five children, from age ten.

The Orange Bank app offers innovative features, relying heavily on telecom uses. It enables customers to make contactless payments with bank cards or via mobile handsets using Apple Pay and Google Pay, immediately access their bank account balance, temporarily block and unblock their bank card, request and send money by text message, change their bank card code at any time, or add funds to their account by bank transfer or bank card. Customers can perform all their banking transactions on a mobile handset. Customer Relations are managed by a virtual advisor, available 24/7, with the option of using the customer relationship center in France.

To open a bank account, customers have access to a network of more than 395 Orange stores approved as IOBSPs [10]. A specific type of loan that allows customers to finance the purchase of products available in the store (mobile phones, accessories, etc.) is also offered across the Orange network.

After the acquisition of Orange Courtage in 2020, which enabled the bank to reach a new milestone in its cross-selling policy with Orange by becoming an insurance broker, and that of neobank Anytime, in January 2021, which specializes in business banking, Orange Bank launched Prêt Express (express loan) in 2022. The product of a partnership with Next 40 Younited’s fintech, the offer incorporates the latest generation of technology solutions with concrete benefits for customers: loans accessible to customers and non-customers of the bank, high approval rates, and faster and more streamlined processes. In addition, Orange Bank continues to offer car loans sold in the Groupama network alongside vehicle insurance.

On the international stage, Orange Bank was launched in Spain at the end of 2019. An all-mobile bank, it offers all its customers, whether or not they are Orange customers, a bank account, a Mastercard debit card and a savings account. Mobile payment is available on Apple Pay, Google Pay and Samsung Pay. Innovations include the Group management function, which enables funds and expenses to be shared or transferred between several people, giving customers the option to manage joint subscriptions such as water bills or Netflix accounts. Since the summer of 2020, Orange Bank Espagne has also been offering consumer credit and a financing solution for purchases of mobile phones in stores.

At December 31, 2023, Orange Bank had 1.9 million customers in France and Spain. This number includes customers who had opened an account with Orange Bank, as well as customers of credit and mobile insurance offers.

Disposal of Orange Bank and agreements with BNP Paribas

As part of its strategic asset review, Orange, after having started a search for a partner for its banking subsidiary, announced at the end of June 2023 the entry into exclusive negotiations in order to define a referencing partnership concerning Orange Bank’s client portfolio in France, develop financing solutions for mobile devices and discuss the modalities of a possible takeover of Orange Bank’s business in Spain. At the end of this negotiation, Orange announced at the end of February 2024 a partnership with BNP Paribas to offer a banking continuity solution for its clients in France and Spain. This partnership resulted in the signing of several agreements:

−    an SEO agreement in France whereby Hello bank!, the BNP Paribas mobile bank, offers Orange Bank customers in France an exclusive offer (subject to eligibility conditions); and

−    a commercial agreement to ensure a continuity solution for Orange Bank clients (subject to eligibility conditions) in Spain via the Spanish subsidiary of BNP Paribas Personal Finance, Banco Cetelem.

In parallel, Orange and BNP Paribas Personal Finance are collaborating on the implementation of a new credit solution for the financing of mobile devices.

This partnership is part of the intention of Orange’s wider intention to progressively withdraw Orange Bank from the retail banking market in France and Spain by the end of 2025. and the negotiation of a plan to safeguard employment for more than 600 jobs in France. In 2023, Orange Bank initiated an information-consultation with its employee representative bodies to cease its activities, and the negotiation of a plan to safeguard employment for more than 600 positions in France. Orange Bank has a solid balance sheet and will continue to meet all its regulatory obligations until its future withdrawal from the market. Orange Bank continues to offer a high-quality service.

Orange Bank Africa

In partnership with NSIA, a leading bancassurance provider, Orange launched Orange Bank Africa’s business activities in July 2020 in Côte d’Ivoire after obtaining a banking license from the Central Bank of West African States (BCEAO) in 2019. For populations still excluded from the conventional banking system, Orange Bank Africa has quickly become one of the most efficient ways of accessing credit and savings 24/7 from the Orange Money mobile account. In September 2023, the Banking Commission of the WAMU (West African Monetary Union) gave its approval for Orange Bank Africa to open a branch in Senegal.

Orange Bank Africa offers a fully digital microcredit and savings solution, allowing users to borrow smaller amounts instantly, from 5,000 CFA francs (around 8 euros), with an easy-to-use and innovative service which uses a scoring tool designed to accelerate decision-making and a dedicated artificial intelligence algorithm. It is accessible to everyone, regardless of location, time and mobile phone generation. In 2022, the offer was supplemented by a direct bank offer that includes consumer loans, business loans and a prepaid card offer. In 2023, the direct bank offer was supplemented by a real estate loan offer.

Orange Bank Africa had 1.3 million customers at the end of December 2023, with its pico-credit, micro-credit and savings offers via Orange Money and its direct bank offers (consumer loans, business loans, real estate loans, prepaid cards). In 2023, 1.3 million loans were granted for a total amount of 185.2 billion CFA francs, thereby contributing to the economic and social development of Côte d’Ivoire.

Orange Bank Africa enables the Group to participate more fully in the economic activity of its host countries and is thus completely in keeping with the regional financial inclusion strategy promoted by the BCEAO.

1.5     Orange’s networks

For the Orange group, the networks are a strategic asset and, as such, are subject to constant supervision, maintenance and upgrades. Launched in 2023, Orange’s strategic plan, Lead the future, is based on four key pillars, including capitalizing on infrastructure in all the countries where the Group is present (see Section 1.2.3 The Orange group strategy).

At end-2023, the Orange group operated networks in 26 countries in Europe, Africa & Middle East to serve its B2C customers; its business networks are among the most extensive in the world. Orange intends to continue to roll out, innovate and invest in the best technologies to meet the challenges of reliability, security and resilience for its customers in all its locations.

The Group’s investments in its networks, other than to maintain their quality (replacement of poles, cables and masts, and other equipment that has reached the end of its life) are designed to improve these networks in a number of respects:

−    the development of very high-speed fixed and mobile broadband (FTTH and 4G/5G), increased data transfer volumes and reduced connection latency. These investments concern all networks, from the mobile radio network and household Internet connectivity to satellite and submarine cables;

−    the migration of uses from old technologies (analog telephony, copper networks, 2G and 3G) to new technologies;

−    gradual virtualization of network control functions ("programmability" and "softwarization" of networks so that they can be adapted more quickly to new services and uses);

−    automation of network operation, which improves the quality of service for customers.

The networks are very extensive. In each country, they break down into (i) access networks (fixed and/or mobile), (ii) IP transmission and transport networks and (iii) control and service networks, supplemented by (v) international networks.

Access networks connect each customer - individuals or businesses - and provide a first level of customer data aggregation. IP transmission and transport networks connect access networks with each other and with the networks of other operators in the relevant country, as well as with international networks. Control and service networks, which drive access, transmission and IP transport networks, provide the connection between people and manage the services (voice, TV, Internet access and data). International terrestrial and submarine networks provide global connectivity for all services, voice and data, for which servers are often located on a different continent.

A glossary defining several of the technical terms used in this section can be found in Section 7.2.2 at the end of this Registration Document.

A common feature of all these networks is the continual increase in their capacity. Uses continue to expand, and traffic volumes are increasing across all Group networks. To anticipate this growth, which will continue over the coming years, the Group is investing in its networks to increase their capacity and performance while controlling their energy efficiency and reducing their environmental impact.

1.5.1    Access networks

Fixed-access networks

Analog access and ADSL/vDSL broadband access

Copper accesses comprise a pair of copper wires that connect individual customers to a concentration point and give them access, via the distribution and transport network, to a local switch. It is used to deliver analog voice services and broadband access services.

Orange operates copper access networks in France and Poland, and in various countries in Africa & Middle East (Côte d’Ivoire, Jordan and Senegal), to provide analog voice access services and data in the B2C, B2B and wholesale markets.

To supplement its coverage, Orange also uses the networks of third-party operators to provide these same services (Belgium, Slovakia, etc.).

Networks and services based on copper accesses are used less and less as users move to very high-speed broadband. They are constantly being optimized to deal with this decrease in usage while maintaining quality service. In France, a timetable has been established for the gradual closure of services (telephony and Internet) on the copper network (for more information, see also Section 1.4.1 Operating activities - France):

−    since the end of 2018: end of the marketing of new analog voice telephony lines;

−    since 2020: end of the marketing of Internet services on copper to B2C customers where fiber is available;

−    starting in 2026: complete discontinuation of the marketing of copper services;

−    gradual phase-out and complete shutdown of the copper access network starting at the end of 2022 by geographic areas with an estimated completion in 2030.

Very high-speed broadband fiber optic access

Orange has been rolling out FTTH access networks for over ten years, using a point-to-multipoint network architecture known as Passive Optical Network (PON). This architecture, based on passive fiber optic, has the advantage of being able to pool several technologies and several very high-speed broadband accesses on the same fiber.

These FTTH access networks make it possible to offer very high-speed broadband services: up to 2 Gbit/s using G-PON technology [11] and 10 Gbit/s using XGS-PON technology [12].

Most offers currently use G-PON technology, and offers using XGS-PON technology are available in Spain (since 2022) and France (since 2023).

Compared with other fixed access technologies, FTTH access networks offer improved performance in terms of bandwidth, response times and energy efficiency.

Orange offers FTTH connectivity in 17 countries and is the European leader in the number of accesses rolled-oud:

−    in France, the roll-out of the FTTH network started in 2007. In 2011 and 2012, Orange signed sharing arrangements with other telecom operators to speed up the roll-out. In 2023, it continued at a steady pace, and Orange consolidated its leadership with a total of 37.4 million households connectable to Orange fiber optic at end-2023;

−    the roll-out of FTTH networks is also continuing in Europe (excluding France), where by the end of 2023 Orange had more than 30.2 million connectable households, including 16.8 million in Spain and 8.0 million in Poland;

−    in Africa & Middle East, by the end of 2023, the Group had connected 4.1 million homes to FTTH in Morocco, Jordan, Côte d’Ivoire, Senegal, Mali, Burkina Faso, Egypt, the Democratic Republic of the Congo and Guinea.

Orange shares its fixed-access network in its three main countries - France, Spain and Poland - and plans to share some future FTTH roll-outs with other operators via FiberCos, involving third parties. In 2021, Orange joined forces with long-term investors to create Orange Concession. France’s leading operator of FTTH networks rolled out and operated on behalf of local authorities, Orange Concessions operates 24 Public Initiative Networks (PINs) representing 3.4 million homes connectable to fiber and nearly 1.5 million customers connected at end-2023, and nearly 4.6 million FTTH connections by 2025 (see Section 1.4.1 Operating activities - France). In Poland, Orange has created a 50%-owned FiberCo, whose objective is to roll out 1.7 million lines over the next five years to reach 2.4 million lines (see Section 1.4.2 Operating activities - Europe).

Radio and satellite fixed access

In certain European and African countries, fixed services are provided through 4G/LTE and now 5G, in addition to copper and fiber optic networks.

In addition to copper, fiber and radio accesses, fixed residential accesses and satellite television services are marketed via space capacity rental.

Since 2023, Orange has been offering a satellite service in mainland France through the Eutelsat Konnect VHTS satellite. This offer allows its most remotely located B2C and business customers to benefit from a very high-speed broadband experience (theoretically up to 200 Mbit/s downstream and 15 Mbit/s upstream) for the price of a fiber-optic offer.

Mobile-access networks

The GSM (2G), UMTS (3G), LTE (4G) and 5G access networks support voice and data communication services that reach average speeds of several tens of Mbit/s and up to several hundred in optimal conditions, allowing to easily send and receive voluminous content (audio, photo and video). The Group operates a mobile network in each of the countries where it offers B2C telecommunication services. The network supports GSM, UMTS and LTE technologies in all countries; in Europe, it also supports 5G. Between 2025 and 2030, the Group will gradually phase out its 2G and 3G networks in France and in all European Union countries where it operates. The phasing out of 2G and 3G will allow Orange to optimize the management of its networks and move them toward more secure, resilient, economical and energy-efficient technologies, such as 4G and 5G. Radio frequencies currently used for 2G and 3G will be re-used to improve the capacity and coverage of 4G and 5G networks in both urban and rural areas.

5G technology improves connection speed to mobile services, with average speeds three to four times faster than 4G, thanks to smart antennae installed on existing 4G sites. Orange’s 5G is now marketed in an NSA version (non-standalone, in other words based on a 5G spectrum but using a 4G core and an additional 4G anchor frequency band) in six countries in Europe (France, Luxembourg, Poland, Romania, Slovakia, Spain). It is initially being rolled out in urban areas where 4G is in high demand, and in areas with high levels of economic activity, as a complement to the other networks. On the African continent, Botswana and Jordan have commercially launched 5G NSA. 5G roll-outs are planned in all 17 countries in the very near future.

5G SA (standalone, in other words, operating completely independently of 4G and having its own core network) makes it possible to improve latency but also to adapt the network and the quality of service according to the user needs by using network slicing technology: This technology consists of virtually dividing the network into several slices operating independently and thus offering different levels of mobile network performance according to customer needs (B2C, businesses, industrial campuses, etc.).

In 2023, Spain and Belgium launched their 5G SA network. The other four European countries that have already rolled out 5G NSA will commission 5G SA between 2024 and 2025.

To reduce its environmental impact and operating costs, Orange shares more than 65% of its radio sites with a partner or TowerCo. Sharing can be either "passive" (confined to masts/rooftops only), or "active" (masts/rooftops and active equipment). Sharing of this nature, which previously concerned 2G/3G/4G technologies, now includes 5G. Passive sharing is in place in almost all of the Group’s host countries. Active sharing, which is more efficient, has mainly been adopted in the following countries:

−    Poland, for nearly all of the mobile access network;

−    Spain, where the mobile-access network is shared outside major cities;

−    France, for 4G coverage of dead zones, including the 2,000 new sites of the New Deal program;

−    Belgium, where an active mobile-access network sharing agreement was signed in 2019. Work to consolidate the two networks started at the end of 2021 and will take place over several years;

−    Romania, for sites in rural areas and expanded to sites in urban areas.

For several years now, Orange has been moving its RAN toward Open RAN and softwarization. As early as 2020, the first Cloud-native network was tested in France, then also in Spain, with the Pikeo initiative, which demonstrated some of the benefits of Open RAN: on the one hand, open interfaces make it possible to combine radio transmitters and processors from different vendors; on the other hand, disaggregation between hardware and software makes it possible to roll out virtualized RAN functions on unified servers. Orange was thus able to illustrate the benefits of automation and the CI/CD and "zero touch network" concepts, speeding up network management processes such as SW roll-out and upgrades, which will reduce operating expenses ("OPEX"). In mid-2023, Orange activated its first 4G (and soon 2G) Open RAN sites via a commercial network pilot in a rural area of, sharing a network with Vodafone in a world first. Open RAN is paving the way for more flexible network sharing, with independent vRAN software per operator, potentially from different vendors, on the same shared Cloud infrastructure. Initial results seem to confirm Open RAN’s ability to rival traditional RAN in terms of performance and functional parity. These experiments are preparing Orange for large-scale roll-outs from 2025.

At the end of 2021, the Group created a European TowerCo, Totem, which has a passive mobile infrastructure portfolio of nearly 27,300 sites in France and Spain. (See Section 1.4.5 Operating activities - Totem).

Energy savings

In 2023, the Group stepped up its Energy action plan to limit energy consumption and the associated CO2 emissions (scope 2) against a backdrop of increasing traffic and significant coverage, to achieve the objectives set by the Lead the future strategic program. To do so, it committed to the following actions:

−    maximizing the use of energy-saving features to minimize the consumption of mobile and fixed network equipment when traffic is low;

−    maximizing the use of renewable energies via ESCos (Energy Services Companies) and solar farms in Africa & Middle East, PPAs (Power Purchase Agreements) and solar on grid solutions in Europe;

−    stepping up the decommissioning of legacy technologies (e.g. copper, 2G, 3G) and migrating to more energy-efficient technologies;

−    measuring and optimizing energy consumption at Data centers and strategic sites;

−    rolling out a data collection solution for the technical environment and using a tool based on artificial intelligence and machine learning algorithms to optimize overall site consumption;

−    maximizing passive and active infrastructure sharing.

1.5.2    National transmission and IP transport and control networks

In each country where it has B2C customers, Orange operates a network that is layered as follows:

Transmission network

The transmission network primarily consists of terrestrial and submarine fiber optic, as well as radio relay systems rolled out mainly in Africa & Middle East countries. These networks support voice and data traffic, for fixed and mobile B2C, B2B and wholesale services. The technologies proposed by the equipment manufacturers selected by Orange on optical links make it possible to achieve speeds of up to 800 Gbits/s per wavelength, and Dense Wavelength Division Multiplexing (DWDM) technology allows capacities of 50 Tbits/s per fiber. Orange is one of the world leaders in the use of advanced optical functions to obtain more flexible and programmable transport networks.

IP transport network

The IP network consists of routers connected to the transmission network. In France, an IP network dedicated to businesses is also in operation, in addition to the network managing data for B2C customers. The main purpose of this network is to connect businesses’ French sites for internal data exchange on a Virtual Private Network (VPN) and provide them with Internet connectivity. It also provides Voice over IP transport to businesses.

Control network

The control network (also known as the signaling network) manages calls and data connections, updates of location data for mobile phones, roaming and SMS. This network is being upgraded to new standards, for example to manage 5G.

Voice services network

In the countries in which it has fixed operations, Orange operates a switched telephone network (PSTN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining uses. In France, Orange stopped marketing its analog voice services at the end of 2018 and announced the first zones where voice services will only be available using IP technology from the end of 2023.

Orange has also rolled out fixed VoIP networks using IMS (IP Multimedia Subsystem) technology in many countries for B2C and B2B uses.

Until 2015, all mobile voice traffic was managed in switched mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in European countries to offer VoLTE (VoIP over LTE) and VoWiFi (mobile Voice over WiFi) services. At end-2021, VoLTE and VoWiFi had been rolled out in all of the Group’s European networks and are being rolled out in some countries in the MEA region.

1.5.3    International networks

Terrestrial network

The international terrestrial network comprises four main networks, connected via submarine cable:

−    the European network, whose roll-out began in April 2012 in France, and which has been extended to include services in Frankfurt, London, Barcelona and Madrid, as well as submarine cable stations;

−    the North American network, one of Europe’s most strategic routes. According to Telegeography, "with 571 Tbps of international bandwidth used, the transatlantic remains by far the largest intercontinental route. It is twice as busy as the transpacific route, the second busiest in the world." (Source: TeleGeography’s Transport Networks - Transatlantic 2023);

−    the Asian backbone in Singapore, served by the SEA-ME-WE3, SEA-ME-WE4 and SEA-ME-WEA 5 submarine cable; and

−    Djoliba, the first pan-African backbone, commissioned in November 2020. This infrastructure is based on a terrestrial fiber optic network coupled with submarine cable, thereby offering secure international connectivity from West Africa. The new backbone covers eight countries: Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal.

In 2023, Orange was appointed coordinator of the FranceQCI consortium, which includes Airbus, CNRS, Cryptonext Security, France’s Directorate General for Civil Aviation, Orange, Sorbonne Université, Télécom Paris, Thales, Thales Alenia Space, Université Côte d’Azur, Veriqloud and Welinq. As part of the Digital Europe program, this project represents a significant contribution in France to the objective of rolling out a secure quantum communication infrastructure for the EU (EuroQCI), and paves the way for the future European Quantum Information Network (QIN).

Satellites

Orange uses satellite communications to provide VSAT (Very Small Aperture Terminal) services to Orange Business’s terrestrial or maritime B2B customers, to connect isolated mobile sites in Africa and to provide IP or voice connections to other operators. To provide these services, Orange uses space capacity rented from satellite operators (Eutelsat, Intelsat, SES and Arabsat). Orange is also forging partnerships with new players in the industry. In 2023, Orange announced a partnership with One Web and its low-Earth orbit constellation, which will improve and expand Orange’s global connectivity, particularly in rural and remote areas of Europe, Latin America and Africa, strengthen its leading position in the mobile backhaul market in hard-to-reach areas such as certain African countries, and enhance Orange Business’s offer for large, small and medium-sized businesses by providing resilient and low-latency broadband solutions.

In 2023, Orange was also selected to participate in the IRIS [13] industrial consortium for the sovereign European satellite constellation project. The program is linked to the European Commission’s proposal on the EU’s Global Gateway Strategy. It will enable the provision of affordable Internet access everywhere in Europe and will provide secure connectivity over geographical areas of strategic interest, such as the Arctic region and Africa.

Submarine cable

To address the strong growth in international telecommunication traffic and in a highly competitive market, Orange is maintaining its level of investment in submarine cable and is continuing to develop its network in order to meet the needs of its customers. Due to the high cost of the investments required to construct a cable, these investments are carried out with the various players involved (operators, private companies and GAFAM) and in various forms (consortiums, purchase of user rights, transmission capacity rental, etc.).

Orange is an investor in more than 40 submarine cables and consortiums covering various routes: North Atlantic, Caribbean, Europe-Asia and Europe-Africa.

The year 2023 was marked by the announcements in April that Orange had begun construction on the new submarine cable linking Tunisia and France as part of its association with the operator Medusa Submarine Cable System, with the support of the European Commission; and in December that the Amitié transatlantic submarine cable between New York and Europe had been commissioned. For more information about the announcements, see Section 1.3 Significant events.

In addition, over the course of 2023, the 2Africa consortium, of which Orange is a member, continued the gradual roll-out of the cable, with several landings in the Middle East (Saudi Arabia) and Africa (Kenya, South Africa, Madagascar, Mozambique, the Democratic Republic of the Congo, Senegal, etc.). More than 45,000 kilometers long, its full commissioning is scheduled for the end of 2024 and will connect 33 countries in Africa, Asia and Europe. The cable, rated up to 180 TBps in key parts of the system, will increase capacity and improve Internet reliability and performance across much of Africa, and supplement rapidly growing capacity demand in the Middle East.

Lastly, the roll-out of two new submarine cables continued in 2023:

−    Orange welcomed Digicel’s Deep Blue One cable to Cayenne in December. The roll-out of the cable will continue in early 2024, with commissioning scheduled for the second quarter of 2024. This will allow Orange to improve connectivity in French Guiana by linking the territory to Trinidad;

−    the SEA-ME-WE 6 consortium, in which Orange is heavily involved, is continuing construction of the 21,000-kilometer submarine cable that will link Singapore and Marseille in 2025. This will be connected to a cable serving four countries in the Middle East (Oman, UAE, Qatar, Bahrain).

International service control networks

Orange operates an international control network to manage the signaling associated with the voice, roaming and text message traffic of its mobile networks and those of its operator customers. This network is evolving to handle new standards such as 5G.

Orange also operates a network for the supply of voice services for international businesses, based on the international IP MPLS network.

In addition, several centralized platforms were rolled out on international transit points to provide value-added services to mobile operators.

1.5.4    Network Integration Factory

In 2023, the Network Integration Factory developed an industrial product to implement an automation chain for the integration and deployment of network functions. This automation chain is shared with all Orange subsidiaries and used by all manufacturers. It was deployed in Belgium and Spain in 2023, and is currently being rolled out in 2024 in France, Slovakia, Romania and Poland.

The first deployment in Belgium demonstrated that Orange is capable of automating the network functions of the 5G mobile core (SIG ORACLE) in "GitOps" mode, enabling deployment in a matter of hours compared with the several weeks required when these evolutions are carried out manually. The aim now is to capitalize on these developments to replicate these automated deployments in the Group’s other countries using this function.

Automation work began or continued over the year on network functions in the fixed access, transport and RAN domains, with a view to generalizing the model and enriching the number of network functions in the Network Integration Factory’s catalog of services. The Network Integration Factory has also supplied Orange France with automated switch testing solutions for B2B and wholesale requirements, to reduce the time taken to complete validation campaigns from 4 days to 30 minutes. Work has also begun with Orange Marine to limit the downtime of its fleet of ships at sea by reducing the time taken to repair fibers whose measurements are automated.

1.5.5    Network resilience

Network resilience ensuring continuity of services is an essential element of Orange’s purpose as a trusted operator. Orange’s network resilience approach focuses on:

−    anticipation, by choosing the architectures most likely to resist hazards. This includes anticipating future climate conditions and the weather events they will produce;

−    assessing the system’s ability to anticipate and absorb potential disruptions, to develop ways to adapt to changes in the system itself (such as the introduction of a new technology, or external changes), and to enhance its ability to withstand disruptions and recover as quickly as possible after a shock.

Orange’s network resilience is built on:

−    transmission and transport networks structured in loops in order to ensure a minimum service in the event of a branch outage;

−    redundancy at various levels (sites, energy chains, equipment and servers) in order to compensate for failures of individual units;

−    anticipation and prevention capabilities to detect and implement the first redundancy and diversity mechanisms. Historically, these capabilities referred to the robustness of the network;

−    absorption capabilities with defense mechanisms, including congestion or overload control mechanisms;

−    adjustment capabilities to reduce the impact of incidents on the services provided to customers;

−    repair capabilities to restore normal functioning.

1.6     Research and Development

In the Information and Communication Technologies (ICT) sector, which is undergoing major change in its value chain, with an increase in the number of players and the creation of new economic models, innovation is a major growth driver for the Orange group. In 2023, the Group devoted 613 million euros (i.e. 1.4% of its revenues) to furthering its research and innovation activities. This amount includes staff costs and operating and capital expenditure related to research and innovation in new products and services.

1.6.1    Research and innovation

Orange is a leading private player involved in digital research in France. The Group aims to be a committed player in current and future transformations including connectivity, especially with fiber, the networks of the future, responsible artificial intelligence, the Internet of Things on a large scale, and trusted digital technology with low environmental impact that meets the need for sovereignty. Orange aims to use research to improve daily life for everyone and to respond to major social challenges through innovative and responsible uses of new digital technologies. Bringing together its activities around the creation of strategic innovation, research and the implementation of technical and data policies for the Group, Orange Innovation is the driving force behind this innovation. Against the backdrop of rapid changes in its customers’ uses and expectations, Orange Innovation is building competitive and value-creating assets for the Group.

Orange is convinced that using data and AI in a responsible, useful and accessible way will open up new prospects for individuals, society and the planet. Orange is placing AI at the heart of its innovation model to support the company’s growth as well as its social and environmental objectives, focusing on three major areas: making networks smarter, improving operational efficiency and reinventing the customer experience. Orange established its Data and AI Ethics Council in 2021 with this in mind, and in 2022 it signed an Ethics and Responsibility Charter [14] in order to specify its values. To facilitate access to reliable, high-quality data, a "data democracy" strategy has been launched as part of a secure, controlled approach. It relies on the adoption of cutting-edge AI and data tools and a change in operating methods. Moreover, against a technological backdrop that has been profoundly transformed by the emergence of generative AI, Orange seeks to develop its use and step up its dissemination within the company itself to create more value in all its business lines, networks and interactions with customers. In order to develop key skills around AI within all the Group’s business lines, Orange offers its employees a comprehensive range of training courses, covering topics such as acculturation (in particular to generative AI) and technical training for business lines and experts. The Group has also enhanced its range of upskilling and professional retraining courses for its employees, as well as two Data Analyst and Data Scientist courses as part of the Orange Apprentice Training Center.

Supplying its customers with the best connectivity is key to Orange’s strategy. Several innovations are currently being developed or tested which are likely to provide solutions in the coming years to improve connectivity, achieve the "Net Zero Carbon by 2040" commitment, develop new services and improve the quality of service provided to its customers.

Thus, 5G technology improves connection speed to mobile services, with average speeds three to four times faster than 4G, thanks to 5G smart antennae installed on existing 4G sites. 5G is also more energy efficient than 4G, making it a significant lever for the Group to achieve its commitment to be Net Zero Carbon by 2040. In 2022, an important stage of preparing, testing and rolling out new 5G Stand Alone (SA) network cores was initiated in the European countries in which Orange operates. In 2023, Spain and Belgium launched their 5G SA networks. Other European countries that have already rolled out 5G NSA will commission 5G SA between 2024 and 2025. 5G SA brings increased performance in terms of upload speed for the end user and lower latency. With network slicing, which consists of virtually cutting the 5G network into slices, it will be possible to specialize certain slices to cover critical uses or specific needs and offer different levels of quality and security. 5G SA and network slicing will allow Orange to develop its range of mobile private network solutions. Through the Orange 5G Lab initiative launched in 2021, Orange is proposing a real network of 19 sites worldwide to help economic players better understand the opportunities, value and utility of 5G. Nearly 3,700 businesses, start-ups or local authorities have gone through an Orange 5G Lab since their launch, among which 275 businesses have been supported in testing use cases, particularly in environments benefiting from advanced private 5G network and/or edge computing features.

To optimize the management of its networks and move them toward more secure, resilient, energy-efficient and modern technologies such as 4G and 5G, Orange has announced the phasing out of 2G and 3G networks between 2025 and 2030 in all the European Union countries in which it is present. Radio frequencies currently used for 2G and 3G will be used to improve the capacity and coverage of 4G and 5G networks in both urban and rural areas. The customer experience on mobile will be improved with better voice quality via VoLTE, higher throughput, lower latency and enhanced security, with no major impact on almost every offer.

In order to best meet the connectivity needs of customers, Orange has carried out the first NB-IoT and 5G SA roll-outs in addition to the networks already rolled out in Europe. In the B2C market, since 2021 Orange has offered "Protected Home" remote surveillance in France, and has also marketed a service in Spain that allows users to monitor their homes themselves using a high-resolution WiFi camera and a mobile app. In the B2B market, Orange also provides two turnkey solutions, "smart operations" and "smart eco energy," in order to continue to support businesses and local authorities in the democratization of IoT uses. Also in response to customers’ connectivity needs, Orange confirmed its commitment to the IoT market and the LoRaWAN standard at Sido 2023, the Internet of Things trade show. This technology is renowned for its efficiency in both static and mobile environments, guaranteeing optimized energy consumption for connected devices.

Since 2021, Orange has launched several initiatives to realize its vision for the future of the networks. This vision is that of ambient connectivity. It relies on networks that are more versatile, secure, powerful, resilient and designed to limit their environmental impact. Increasingly mature key technologies such as software networks, edge computing, virtualization and AI are enabling a new era of connectivity capable of better meeting customer needs and adapting to services and breakdowns in real time, automatically and autonomously. For example, the work carried out in 2023 on Open RAN in Romania with Vodafone seems to confirm the ability of Open RAN to rival traditional RAN, allowing Orange to plan larger-scale roll-outs from 2025 onward. Orange is also involved in several initiatives with other operators and the telecoms industry to promote the emergence of open and interoperable European Open RAN and Telco Cloud solutions.

In terms of the environment, Orange is continuing to reduce the impact of its activities and those of its customers. Orange has continued to work on the energy efficiency of its infrastructure (networks and Data centers). The Green ITN program has already reduced the Group’s energy consumption linked to network and information system operations (see Section 4.2.4.1 Orange’s energy consumption and scopes 1, 2 and 3 CO2 emissions). It relies in particular on the energy efficiency of new equipment and next-generation Data centers designed to use air conditioning as little as possible, as well as the use of AI to further reduce energy consumption from networks. Since 2022, an app has enabled Orange subsidiaries to visualize the reduction in their energy consumption and the associated carbon emissions, in connection with the actions implemented. Orange has also continued to solarize mobile sites in Europe and particularly in the MEA region (Madagascar and Senegal). It has also worked to solarize Data centers in Côte d’Ivoire and Burkina Faso. In addition, Orange continues to expand its supply of renewable energy in Europe through long-term contracts with local suppliers. This has been the case in France, Spain and Poland in particular. Orange has also developed 2030 carbon trajectory models for use in assessing different emission reduction scenarios aiming to achieve the emission reduction targets set by the Group for 2030. Several 2030 trajectory models have already been implemented: mobile devices, home equipment, network infrastructure and Data centers. These models have been tested and validated in Orange France and will be rolled out to the Group’s other regions in 2024, so that each country can fine-tune the levers to be applied. In 2023, Orange Innovation created a guide to assess the carbon footprint of a digital service from concept to end of life. The guide identifies the main sources of carbon emissions and helps to implement actions to reduce them. Since 2022, Orange has been making it easier to calculate the carbon footprint of its Enterprise offers thanks to a tool made available to its sales force; in 2023, the tool was enhanced with new services. Orange aims to systematize the eco-design of its products and services in order to help reduce their environmental impact. A methodological framework and training course are now available to project managers, product managers, experts and project contributors for Group entities. Following the launch of Livebox 6 in France in 2022, Orange launched Livebox 7, whose eco-design approach has been awarded the "Footprint Progress" certification by Bureau Veritas. Livebox 7 is also designed to take full advantage of the latest generation of fiber, anticipating the uses that will expand in the years to come, as well as network capacities.

Orange wishes to advance the consideration of social and environmental expectations in relation to technology. After presenting its vision of 6G in a white paper published in 2022, the Group became a member of the Chaire 6G Durable with Centrale Supélec, the University of Paris Saclay and the CNRS. Involved in several major initiatives around this technology, Orange is coordinating a working group within the European research project Hexa-X-II, tasked with reflecting on the use cases and target characteristics of a 6G network, and establishing a dialogue with representatives of society with a view to co-designing what 6G will be like upstream of its specification.

Orange’s research and innovation activities are conducted within the framework of an Open Innovation strategy to capture trends, find original solutions and benefit from the Group’s partners’ skills and contributions.

This is reflected in a number of developments:

−    Orange signed and launched nearly 92 partnership contracts with the world’s top University research centers between 2020 and 2023, and has also set up four joint laboratories: one with INRIA on the virtualization of network functions; one on antennas with the University of Nice; and one with the University of Grenoble-Alpes on health, and with Lab’Optic on fiber measurements and bench testing. It is also involved in the b<>com Institut de Recherche Technologique, and is contributing to 77 national and European cooperative projects, including through its involvement in seven competitiveness clusters (including the chair of the Images & Réseaux cluster) as part of a network of more than 150 industrial and academic stakeholders. Orange also funds seven research chairs, including one with Centrale Supélec on sustainable 6G;

−    Orange is also involved in several research projects in France (Quantum@UCA, ParisRegionQCI, France QCI) and in Europe (EuroQCI, Prometheus) around quantum communication networks with numerous academic, industrial and start-up partners;

−    many start-ups benefit from Orange’s support through a number of initiatives, including the Orange Fab program, which offers programs to accelerate and internationalize start-up businesses in 21 countries. The Group also supports female start-up creators with #FemmesEntrepreuses and Women Start, as well as the best positive-impact technology projects in Africa & Middle East, with the Orange Prize for Social Entrepreneurship in Africa & Middle East (known by its French acronym, POESAM - Prix Orange de l’Entrepreneur Social en Afrique et au Moyen-Orient). It is also part of various global networks and events, including the Business France and French Tech networks;

−    lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

2023 was also the year of the first Orange Open Tech Days, which grew out of the Research and Innovation trade show, bringing all divisions and external partners to showcase the Group’s ability to unite its ecosystem around innovation. Business leaders, experts, institutions, research centers, academics, and journalists were presented a collection of the latest innovations and research work from all the Group’s entities through over 60 demonstrations and 20 mini-conferences. Several themes were highlighted: New retail connectivity, Cybersecurity, Telco as a platform and Customer experience. With its firm belief that the visibility of its innovations can generate opportunities and synergies, Orange Innovation has become a catalyst for innovation.

1.6.2    Intellectual Property and Licensing

The Intellectual Property and Licensing Department protects, manages and adds value to Orange’s patent portfolio, which is one of the Group’s intangible assets; it also derives value from software. It is an asset that sets Orange apart from its academic and industry partners. Its role is also to defend the Group’s interests in the event of disputes involving intellectual property:

−    at December 31, 2023, the Orange group had a portfolio of more than 10,500 patents or patent applications in France and abroad protecting its innovations. To maximize their value, some patents are licensed through patent pools for patents pertaining to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC, 5G, neural coding, VVC, VP9-AV1, etc.). Value maximization also concerns software such as engineering tools for the mobile network;

−    in 2023, 212 new inventions were patented, including major technical contributions to standardization (5G, coding, video, etc.). These inventions mainly come from the Group’s Innovation Research Centers in France and abroad;

−    in France, Orange is ranked twelfth in the INPI 2022 ranking (source: INPI 2022 ranking, March 2023).

1.6.3    Capital investment

As a keen major financer of innovation in information technology, the Orange group has made financial commitments to this area via two key complementary investment channels: Orange Ventures and Orange Digital Investment. As well as generating a profit, these investments aim to sustain the Group’s innovation, forge strategic, technological and/or commercial partnerships, and enhance the Group’s image within the innovation ecosystem and with its customers and other stakeholders:

−    Orange Ventures, wholly owned by the Group: at the end of 2020, Orange strengthened its venture capital activity by creating Orange Ventures, a new company with a budget of 350 million euros. Orange Ventures invests in fast-growing companies in Orange’s established business areas such as connectivity, cybersecurity, data AI, the digital enterprise or innovative financial services. Orange Ventures also invests in innovative companies in the fields of e-health, climate and the circular economy, in line with the Group’s inclusion and carbon footprint reduction targets.

Orange Ventures supports start-ups at all stages of their development, from the seed stage in Africa & Middle East, to more mature phases in Europe and the United States, with unit investments of up to 20 million euros per round of fundraising.

Orange Ventures serves to promote the emergence of future technological champions, helping drive the transition to an increasingly digital and responsible world in the service of the greatest number in order to share their innovation capabilities, for the Group’s customers or within operations, and the creation of synergies between Orange and start-ups;

−    investment funds run by management companies outside Orange. They have also helped respond to new challenges, particularly Orange’s commitment to achieving Net Zero Carbon by 2040. Over the last 20 years, the Group has made investment commitments of 350 million euros as follows:

-     the Iris Venture IV and Iris Next funds and the three Orange Publicis Ventures funds (Growth, Global and Early Stage), created within the framework of a partnership with the Publicis group,

-     the Raise Investissement, Raise Ventures and Raise Seed for Good funds,

-     several "thematic" funds, including Robolution Capital, Écomobilité Ventures focused on digital and sustainable mobility, Digital Health 2 focused on digital health, and Venture Reality Fund 2 focused on augmented reality,

-     two funds focused mainly on investments in Africa: Partech Africa, managed by Partech Partners, and the French-African Fund (AfricInvest),

-     two investment funds, Paris-Saclay Seed Fund and Seedcamp IV, investing in start-ups in the seed capital phase.

The Group is also committed to two natural capital funds whose purpose is to finance environmental carbon sequestration projects, with compensation in carbon credits (see Section 4.2.1.4 Implementation of the carbon sequestration program).

1.7     Regulation of telecommunication activities

In the countries where it operates, the Orange group has to comply with various regulatory obligations governing the provision of its electronic communications products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as oversight by the relevant regulatory authorities seeking to maintain effective competition in electronic communications markets. Orange is also subject to specific regulatory constraints in some countries due to its dominant position in the relevant markets. The risks related to the regulation of the electronic communications sector are described in Section 2.1.2 Legal risks.

1.7.1    European Union

1.7.1.1  Legal and regulatory framework

The European Union has laid down a common legal framework in order to harmonize the regulation of electronic communications. It is binding on the Member States and must be implemented by the National Regulatory Authorities.

The general legal framework of the European Union has been amended by the European Electronic Communications Code, which came into force on December 20, 2018. It revises and combines four main directives deriving from the 2002 Telecoms Package on:

−    a common regulatory framework for electronic communications networks and services;

−    the authorization of electronic communications networks and services;

−    access to and interconnection of electronic communications networks and associated facilities;

−    universal service and users’ rights relating to electronic communications networks and services.

Furthermore, Regulation (EC) 1211/2009 of November 25, 2009, canceled and replaced by Regulation (EU) 2018/1971 of December 11, 2018, established the Body of European Regulators for Electronic Communications (BEREC).

This legal framework is supplemented by sector-based texts (international roaming, open Internet, etc.), as well as broader texts aimed at the European digital ecosystem (protection of privacy, etc.).

1.7.1.2  Main community texts in force

The European Electronic Communications Code

The European Electronic Communications Code (Directive (EU) 2018/1972) came into force on December 20, 2018. The Member States then had 24 months to transpose it into national law. However, due to the health crisis, the transposition has not yet been fully completed in certain countries, particularly in some countries within Orange’s European area.

The Code includes a regulatory objective to support the roll-out and adoption of very high-connectivity networks, in line with Orange’s aim of seeing regulatory objectives redirected toward support for investment.

In addition, the rules governing access obligations imposed on operators with significant market power have been positively adjusted in relation to the previous framework:

−    access obligations should better target only the relevant fixed access infrastructure so as to address competition issues in the retail market;

−    the Code promotes co-investment in very high-connectivity networks. If an operator in a dominant position makes a co-investment offer that complies with certain provisions, it could be exempted from remedies related to its dominant status. Only co-investors will have access to the full capacity of these networks. The other operators will be able to enjoy the same quality of wholesale access as they did before the roll-out of the networks. National regulators will need to secure approval from the European Commission for such measures;

−    the Code also favors the wholesale operator model - not present in the retail market - by exempting it from certain remedies, even in cases of market dominance.

In addition, access obligations for fixed-access infrastructure serving subscribers may be imposed symmetrically on all operators when it is not technically feasible or economically reasonable to replicate such infrastructure. These obligations are subject to a joint veto by the European Commission and BEREC.

Concerning the allocation of radio spectrum needed for mobile services, the Code reinforces European rules designed to improve harmonization and cooperation between Member States, including the minimum 20-year visibility of spectrum licenses. The implementation and in particular the allocation of spectrum capacity remains a national matter, with only light oversight by Europe. Provisions facilitating the roll-out of "small-area wireless access points" and the availability schedule of the 5G spectrum were also adopted.

With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services, are only subject to a limited number of obligations.

However, regulation of the competitive markets for intra-European calls and SMS has been introduced through Regulation (EU) 2018/1971 of December 11, 2018, imposing a cap of 19 euro cents per minute and 6 euro cents per SMS, applicable since May 15, 2019.

Concerning universal service obligations, the Code abandons the principle of telephone service provision and calls on Member States to ensure the availability of an affordable Internet access service, upholding the principle of potential designation should Member States consider that the market does not provide such services under said conditions, but increasing the burden of proof for Member States. The financing system for the universal service remains in the hands of the Member States, with coverage from public funds or from a fund financed by the sector. In addition, the Code opens the door to an extension of universal service obligations to include the supply of affordable mobile services.

The Code and its associated regulation on changes in BEREC’s responsibilities and governance do not create a European regulator. However, the Code does adopt the principle of full standardization of the rights of end-users, subject to exceptions, and strengthens the control exercised by the European Commission over access regulation and over the spectrum.

Harmonization of analyses of relevant markets

On December 18, 2020, the European Commission published a new recommendation identifying two relevant product and service markets for which National Regulatory Authorities should carry out market analyses that may lead to the implementation of ex-ante regulation:

−    market 1: wholesale provision of local access at a fixed location (formerly market 3a/2014 of Recommendation 2014/710/EC);

−    market 2: wholesale provision of high-quality access at a fixed location (formerly market 4/2014 of Recommendation 2014/710/EC).

Call termination rates

The Code provides that fixed and mobile call termination rates will cease to be determined by National Regulatory Authorities but will be determined by the European Commission for all countries in the European Economic Area. This provision concerns European operators for calls terminating in a European country.

In this context, on April 22, 2021, the European Commission published Delegated Act 2021/654 determining call termination rates:

−    the fixed call termination rate is set at 0.07 euro cents per minute;

−    the mobile call termination rate is set at 0.2 euro cents per minute. However, a glide path is planned until the end of 2023: the maximum call termination rate for countries with rates above 0.2 euro cents per minute was 0.55 euro cents per minute in 2022 and then 0.4 euro cents per minute in 2023.

The Delegated Act entered into force on July 1, 2021.

International roaming

Regulation (EU) 2015/2120 of November 25, 2015 (Telecom Single Market or TSM), which aims to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets, expired on June 30, 2022. The new Regulation (EU) 2022/612 on international roaming was adopted by the European Parliament and by the Council of the European Union on April 6, 2022 and came into force on July 1, 2022 for a period of 10 years.

The new Regulation:

−    sets new wholesale roaming price caps:

-     Voice: 0.022 euros per minute from July 1, 2022 to the end of 2024 and 0.019 euros per minute starting in 2025,

-     SMS: 0.004 euros per SMS message from July 1, 2022 to the end of 2024, and 0.003 euros per SMS message starting in 2025,

-     data:

2022	2023	2024	2025	2026	Starting in 2027
2 euros/Gb	1.8 euros/Gb	1.55 euros/Gb	1.3 euros/Gb	1.1 euros/Gb	1 euro/Gb

−    requires that, if the same conditions are available in the country visited, the quality of service provided on roaming is identical to that offered on the domestic market (unless technically impossible);

−    provides for the creation by BEREC of databases on means of accessing emergency services and value-added services;

−    requires greater transparency vis-à-vis customers, in particular about rates, the risks of high rates, and the means to access emergency services.

BEREC has revised its guidelines to include the changes introduced by the new Roaming Regulation, in particular the rules related to the quality of service to be provided while roaming. In addition, the new guidelines recognize the principle of gradual transition to new generations of technologies and gradual updates of roaming agreements to provide conditions equivalent to those of the Member State of origin.

In addition, on December 6, 2022, a coalition of operators signed, under the aegis of the European Commission, a joint press release aimed at voluntarily implementing lower rates for data roaming with the Western Balkan countries starting in the summer of 2023.

Regulation of the open Internet

The TSM Regulation has introduced rules to ensure an open Internet within the European Union. Article 3.3 of the TSM Regulation states that in the provision of Internet access services, providers shall treat traffic equally and without discrimination, restriction or interference, irrespective of sender and recipient, the content consulted or broadcast, the apps or services used or provided, and the handset equipment used. It is up to the Member States to adapt their national law to comply with this provision.

On April 30, 2019, the European Commission published a report on the implementation of the net neutrality component of the TSM Regulation. The Commission, in the light of market developments, concluded that the principles of the Regulation are appropriate and that they effectively protect end-users by promoting the Internet as a driver of innovation. The Commission pointed out that operators have correctly applied the regulation governing net neutrality and that national regulators have imposed very few fines. It does not propose any amendments to this Regulation.

On the basis of that report, BEREC published a new version of its guidelines in June 2020, clarifying certain points:

−    the scope of the regulation is limited to the part between the interconnection and the customer-side network termination point, thus leaving the terminal equipment outside the scope when it is located beyond that termination point;

−    the possible compatibility of 5G slicing technologies with the regulation.

On June 15, 2022, BEREC published an update to its guidelines clarifying, following rulings by the Court of Justice of the European Union, that zero-rating practices do not comply with the Open Internet Regulation.

On April 28, 2023, the European Commission published its assessment of the rules on Open Internet access. According to this report [15], the Commission found that the Regulation continues to guarantee the essential balance between the protection of end-users’ rights and the support of a competitive environment in the EU’s Digital Single Market.

Personal data protection

The European Commission wishes to replace the sectoral Directive 2002/58/EC of July 12, 2002 on privacy and electronic communications, known as the e-Privacy Directive. The project, which dates from 2017, establishes rules to protect the privacy of online communications and the use of electronic communications data (metadata). It introduces a level of fines that is aligned with the General Data Protection Regulation (GDPR), which came into force in 2018 [16], and maintains the regulatory asymmetry between telecommunication operators and digital actors (OTT service providers) regarding metadata collection.

However, the e-Privacy regulation project is made less urgent by the fact that the Code has extended the scope of application of the confidentiality of communications to OTT services, and that the GDPR has strengthened the methods used to collect consent and the regime of sanctions to which the 2002 Directive refers. Moreover, the lack of political agreement on the new text makes its approval uncertain.

Digital Services Act and Digital Market Act

At the end of 2020, the European Commission published two pieces of legislation: an update of the e-Commerce Directive [17], known as the Digital Services Act (DSA), and a Regulation to combat the role of large online platforms, known as the Digital Market Act (DMA).

The DSA amends and updates the obligations of intermediaries connecting consumers with goods, services and content. Its main aim is to prevent illegal and harmful activities online, as well as the spread of disinformation. However, as far as electronic communications operators are concerned, the DSA only makes limited changes compared with the Electronic Commerce Directive.

The DSA [18], published in the Official Journal on October 27, 2022, entered into force on November 16, 2022. However, it will be implemented in stages:

−    platforms and search engines had until February 17, 2023 to report their number of users, which is used to designate the main platforms and Internet search engines provided for by the text, for which specific obligations exist;

−    since the end of August 2023, the new rules have therefore applied to the main platforms and engines. Of these, 17 are very large online platforms (VLOP) and 2 are very large online search engines (VLOSE), with more than 45 million users in the EU;

−    from February 17, 2024, the DSA rules will apply to all intermediaries.

For its part, the DMA ushers in an ex-ante regulatory framework for online platforms acting as gatekeepers, and also gives the European Commission broad powers to conduct market investigations. Telecommunication operators are outside the scope of the regulation. The DMA [19] was published in the Official Journal on October 12, 2022, entered into force on November 1, 2022, and became applicable from May 2, 2023. On September 5, 2023, Alphabet, Amazon, Apple, ByteDance, Meta and Microsoft were the first gatekeepers designated by the European Commission under the DMA. These companies will have to comply with their new obligations by early March 2024.

Access Recommendation (Gigabit Connectivity)

On February 6, 2024, the European Commission adopted the recommendation on the regulatory promotion of Gigabit connectivity. It replaces the 2010 Recommendation on Next Generation Access (NGA) and the 2013 Recommendation on Non-Discrimination and Pricing Methodologies (NDCM), collectively referred to as "Access Recommendations". It aims to update and align the Recommendation with the European Code of Electronic Communications (EECC), with particular emphasis on promoting access and adopting very high capacity networks (VHCN).

This Recommendation [20] aims to create regulatory incentives and generate the necessary investments to achieve connectivity objectives at EU level. In particular, it defines a common approach to promote "consistent and effective implementation" of access obligations imposed by National Regulatory Authorities on operators with significant market power under market analyses. In order to ensure fair competition, it intends to promote the deployment of gigabit networks by ensuring that all operators can have access to existing network infrastructures regulated under market analysis (especially in the context of the copper network shutdown).

Adopted by the European Commission on February 6, 2024, the text entered into force three days after its publication in the Official Journal on February 19, 2024.

This text is a non-binding act for National Regulatory Authorities, but will be applied by the European Commission when it receives an opinion from a regulatory authority on a draft market analysis under the procedure provided for in the European Code for Electronic Communications.

"Gigabit Infrastructure Act" (GIA) Regulation

This text will replace the current 2014 Broadband Cost Reduction Directive (BCRD). It follows the conclusions of the European Commission in 2018 which pointed to inconsistencies in implementation in the EU and inefficiencies.

The GIA, which focuses solely on Very High Connectivity Networks (VHCN) aims to align the rules for achieving the EU’s 2030 connectivity targets. It intends to promote the deployment of 5G and fibre optic networks within the European Union by harmonizing the systems in force (including simplification, harmonisation and acceleration of administrative authorisations, thus reducing the administrative burden and costs of deploying fibre and 5G).

The provisional agreement reached on this text on February 6, 2024 was validated by the European Council. It is expected to be formally adopted by the European Parliament plenary by the end of April 2024 and then formally adopted by the European Council. The regulation will enter into force 20 days after its publication in the Official Journal of the EU and will be directly applicable in all Member States 18 months after its entry into force (no transposition into national law is required, but flexibility in the application of the text is granted to Member States on certain provisions).

The main measures finally adopted are:

−    extension of the scope of the regulation, covering a large number of owners (not telecoms operators) of physical infrastructures that can be mobilized for the deployment of fixed and mobile networks, including the addition of public sector infrastructures;

−    details of pricing arrangements when telecom operators access regulated infrastructure. These tariff obligations (imposed through "fair and reasonable" conditions) still do not guarantee the recovery of all costs incurred, while not actually preventing excessive prices;

−    concerning the permitting procedures for the deployment of 5G and fibre networks, the tacit agreement principle initially proposed by the European Commission will now be optional for Member States if one of the following two possibilities is proposed: compensation mechanism for damages resulting from delay in proceedings or possibility of recourse to a court or supervisory authority;

−    transparency requirements for physical infrastructure (especially for operators and the public sector) to be reported in a single point of information;

−    specific provisions for fibre cabling inside buildings (obligation for new and renovated buildings with application for a permit), with the obligation to equip these buildings with an access point as a prerequisite for obtaining a permit.

In addition, the retail price cap for intra-EU international calls for residential customers, currently at €0.19 excluding taxes per minute for calls and €0.06 excluding taxes per SMS is maintained until the end of 2028. From 1 January 2029, the text provides for an alignment of the retail prices of intra-EU calls on domestic prices for residential offers.

1.7.2    France

1.7.2.1  Legal and regulatory framework

Legal framework

The electronic communications sector is mainly governed under national law by the CPCE (Code des Postes et des Communications Electroniques - French Postal and Electronic Communications Code), as well as by legal provisions relating to electronic commerce, the information society, consumer protection and personal data protection, which must comply with European directives.

France transposed the European Telecoms Package, as amended in 2009, via a Government Order dated August 24, 2011 and a Decree dated March 12, 2012 for the implementing regulations.

The European Code was transposed by Government Order 2021-650 of May 26, 2021 and implementing decrees 2021-1136 of August 31, 2021 and 2021-1281 of September 30, 2021, with the exception of the provisions relating to universal service (see below) and the obligations relating to geographical surveys of network coverage, which were transposed by the law of December 3, 2020 on various provisions for adaptation to European Union economic and financial law. Some provisions on the consumer side are also awaiting final regulations.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by Law 86-1067 of September 30, 1986 on the Freedom of Communication.

Regulatory Authorities

The French Postal, Electronic Communications and Media Distribution Regulatory Authority (Arcep) is an independent administrative body created by the Law of July 26, 1996 and is in charge of the nationwide regulation of the electronic communications and postal sectors and press distribution. Within the electronic communications sector, Arcep’s main missions are to define regulations for operators present in the markets in question. It has powers to sanction non-compliant operators and can rule, in particular, on disputes between operators over technical and pricing conditions for network access and interconnection. Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund universal service obligations and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent administrative authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business sectors, including electronic communications. It has powers to sanction anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national spectrum agency) is responsible for planning, managing and controlling the usage of radio spectrum and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided between 11 controlling authorities: public authorities, Arcep and ARCOM (Autorité de régulation de la communication audiovisuelle et numérique - French Regulatory Authority for Audiovisual and Digital Communication). Arcep and the ARCOM are in turn responsible for allotting to users the spectrum they control.

ARCOM (Autorité de régulation de la communication audiovisuelle et numérique - Regulatory Authority for Audiovisual and Digital Communication), created by Law 2021-1382 of October 25, 2021 on the regulation and protection of access to cultural works in the digital age, merged the CSA with Hadopi (Haute autorité pour la diffusion des œuvres et la protection des droits sur Internet - High Authority for the Distribution of Works and Protection of Rights on the Internet) on January 1, 2022. ARCOM protects the freedom of audiovisual communication, as well as the regulation and protection of access to cultural works in the digital age.

1.7.2.2  Regulation of mobile telephony

Spectrum

Main Orange spectrum allocations in mainland France

700 MHz	Authorization granted in December 2015 for 10 MHz duplex for 20 years (use between 2015 and 2035).
800 MHz	Authorization granted in January 2012 for 10 MHz duplex for 20 years for the roll-out of very high-speed mobile broadband (2012-2032).
900 MHz	Renewal in December 2018 of the 8.7 MHz duplex authorizations for 10 years (2021-2031).
1,800 MHz	Renewal in December 2018 of the 20 MHz duplex authorizations for 10 years (2021-2031).
2.1 GHz	Renewal in December 2018 of the 14.8 MHz duplex authorizations for 10 years (2021-2031).
2.6 GHz	Authorization granted in October 2011 for 4G services for 20 MHz duplex for 20 years for the roll-out of very high-speed mobile broadband (2011-2031).
3.4 -3.8 GHz	Authorization issued in November 2020 to use a 90 MHz spectrum block (3,710-3,800 MHz) in time-division duplexing (TDD) mode for a period of 15 years (2020-2035), with a possible extension of 5 years.

NB: This spectrum is technologically neutral if granted since May 2011, or since May 2016 if granted earlier, and Arcep may not oppose any request for neutralization.

The New Deal

The agreement signed on January 14, 2018 between the government, Arcep and the four mobile operators (Orange, SFR, Bouygues Telecom and Free Mobile) to ensure better mobile coverage of the country, and particularly rural areas, resulted in the modification, at the request of operators, of authorizations for 900 MHz, 1,800 MHz and 2.1 GHz spectrum bands to include commitments for better coverage in the form of obligations, and the launch of a ten-year procedure to re-allocate those spectrum bands, without auctions and with stable fees.

By Arcep Decision of July 3, 2018 (Decision 2018-0682), the coverage commitments under the New Deal (see below) for the period prior to 2021 apply with immediate effect under the amended authorizations. The obligations and commitments made by the operators beyond 2021 were incorporated into the new authorizations granted in December 2018 (Decision 2018-1392) for ten years from the expiration of the previous authorizations.

5G

3.4-3.8 GHz band in mainland France

At the end of the procedure for the allocation of 5G spectrum in the 3,490-3,800 MHz band, the spectrum use authorizations issued by Arcep came into effect on November 18, 2020. The spectrum allocated to Orange is in the 3,710-3,800 MHz band, i.e. a block of 90 MHz in time-division duplexing (TDD) mode. The spectrum is allocated for 15 years, with the possibility of a five-year extension if the licensee agrees to the terms of the extension. The total price of the spectrum allocated to Orange is 854 million euros. The payment of this sum is spread over 15 years (350 million euros for the 50 MHz block obtained at the reserve price in return for optional commitments), and over four years (504 million euros for the 40 MHz block obtained during the main auction phase). In the Official Journal of November 11, 2023, the government published a decree [21] deferring payment of the remaining fixed share of fees due for the use by operators of the 3.5 GHz band in mainland France. It alters the payment schedule for the remaining fixed share as follows:

−    the balance of 280 million euros due for the 50 MHz block obtained at the reserve price is divided into 8 equal installments over 8 years, payable annually from November 1, 2028;

−    the balance of 126 million euros due for the 40 MHz block obtained during the main auction phase is divided into 3 equal installments over 3 years, payable on January 1, 2026, January 1, 2027 and January 1, 2028.

The obligations are as follows:

−    for the roll-out of sites using spectrum in the 3.5 GHz band (i.e. 3,000 sites at end-2022, 8,000 sites at end-2024 and 10,500 sites at end-2025): 25% of the sites rolled out by the end of 2024 and the end of 2025 must be located in rural areas and industrial areas outside very densely populated areas;

−    widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

−    provision of a speed of at least 240 Mbits/s from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030;

−    coverage of the main highways (approximately 17,000 km) by the end of 2025 and major roadways (approximately 55,000 km) by the end of 2027, for moving vehicles, with 5G service and a download speed of 100 Mbit/s for these two types of roads;

−    the provision of differentiated services, i.e. the coexistence of several different services in terms of performance or quality of service on the same mobile network, by the end of 2023;

−    the activation of the IPv6 (Internet Protocol version 6) network protocol from December 31, 2020.

In addition, Orange made commitments (which became obligations in the authorization issued) to obtain a 50 MHz block at the reserve price:

−    from the end of 2023, Orange must provide a fixed Internet access service on its mobile network with sites using the 3.5 GHz band;

−    Orange must provide a very high-speed fixed wireless access offer and a very high-speed fixed wholesale access offer to provide an alternative solution to local users who receive fixed Internet access services from fixed-access radio networks for which the authorization expires no later than July 2026;

−    from the introduction of differentiated commercial service offers, Orange must respond to reasonable requests for the provision of services from "verticals" [22] who are end-users of electronic communications services;

−    for private sector companies, associations and public sector organizations, Orange must grant their requests for indoor coverage;

−    lastly, Orange must offer hosting for Mobile Virtual Network Operators (MVNOs) and be transparent about network outages and planned roll-outs.

26 GHz band

The government and Arcep called for the creation of experimentation platforms open to partners by way of an open window in January 2019. In this context, Orange carried out experiments to explore the technical and service prospects of this band. Arcep has maintained the experimental framework to learn more about this "millimetric" band, whose use cases and ecosystem are still to be established.

3.8-4.2 GHz band

In October 2021, the government commissioned a report from Philippe Herbert on industrial 5G. The report, published in March 2022, outlines recommendations for the development of industrial 5G in France. It led to the opening of an experimental window by the government and Arcep, giving access to the 3.8-4 GHz band for industrial players in any sector (including mobile operators) from March 2022. This was replicated in 2023.

Orange has several experimental authorizations. It should be noted that the entire 3.8-4.2 GHz band is currently allocated to satellite fixed stations. This is undergoing technical harmonization at the European level to establish a technical framework for the coexistence of satellite systems and 5G radio systems.

Allocations overseas

Departments of Réunion and Mayotte:

On May 24, 2022, following the auction for the allocation of 5G spectrum for the territories of Réunion and Mayotte, Arcep issued Orange authorizations for 10 MHz frequencies in the 700 MHz band and 100 MHz in the 3.5 GHz band for Réunion, and 10 MHz in the 700 MHz band for Mayotte, for a period of 15 years, i.e. until May 23, 2037, with the possibility of a five-year extension. Orange must comply with the obligations under these authorizations, namely:

−    coverage of seven predefined areas before May 1, 2025 and two sites at locations made available (roll-out for these two sites within 18 months, on a case-by-case basis);

−    supply, using the spectrum in the 700 MHz band, of very high-speed broadband mobile access from at least 50% of mobile network sites and, in any event, from at least 10 sites, as of May 24, 2027;

−    introduction of voice and SMS options over Wi-Fi, applicable to all its offers with a compatible device, no later than May 23, 2024 (in Réunion) and May 23, 2025 (in Mayotte), with the aim of providing indoor coverage;

−    provision of a fixed Internet access service on the mobile network no later than November 23, 2022, in the areas identified and made public in accordance with the provisions of Arcep Decision 2018-0169 of February 22, 2018 [23], particularly for premises without fixed access to an Internet service with a download speed of at least 8 Mbit/s;

−    lastly, Orange will also have to provide, using spectrum in the 3.4-3.8 GHz band, mobile access from at least 50% of sites with a power greater than 5 W and, in any case, at least 50 sites as of May 24, 2027.

West Indies - Guyana area

At the end of September 2022, the government launched procedures for allocating 5G spectrum in Guyana and in the northern islands (Saint-Martin and Saint-Barthélemy) by publishing decrees on the terms and conditions for the allocation of authorizations:

−    for Guyana, the allocations concern the 700 MHz bands (for the entire territory) and the 3.4-3.8 GHz band only for the coastal municipalities with the exception of Regina and Ouanari;

−    in Saint-Martin and Saint-Barthélemy, they concern the 700 MHz and the 3.4-3.8 GHz bands for each territory, and the 900 MHz and 2.1 GHz bands in Saint-Barthélemy.

The allocation procedures were completed in July 2023. Arcep granted the successful candidates spectrum licenses for these bands on July 25, 2023.

Orange received the following authorization:

−    Guyana: 10 MHz duplex in the 700 MHz band and 60 MHz in the 3.5 GHz band for a period of 15 years, i.e. until July 24, 2038, with the option of a 5-year extension;

−    Saint-Martin and Saint-Barthélemy: 10 MHz duplex in the 700 MHz band and 100MHz in the 3.5 GHz band for a period of 15 years, i.e. until July 24, 2038, with the option of a 5-year extension;

−    Saint-Barthélemy: 5 MHz duplex in the 2.1 GHz band, until April 30, 2025.

In Guyana, Orange must comply with the following obligations under its authorization:

−    coverage obligation for six p-identified zones and four zones at the locations made available;

−    supply, using the spectrum in the 700 MHz band, of very high-speed broadband mobile access from at least 50% of mobile network sites and, in any event, from at least 5 sites, as of July 24, 2028;

−    provision of a fixed Internet access service on the mobile network no later than January 24, 2024, in the areas identified and made public in accordance with the provisions of Arcep Decision 2018-0169 of February 22, 2018 [24], particularly for premises without fixed access to an Internet service with a download speed of at least 8 Mbit/s;

−    roll-out of a network providing mobile access in the 3.4-3.8 GHz band, allowing a theoretical maximum download speed of at least 100 Mbit/s per block of 10 MHz simplex with a latency of 5 ms or less, from at least 40% of mobile network sites and, in any event, from at least 15 sites, from July 24, 2028;

−    introduction of voice and SMS options over Wi-Fi, applicable to all its offers with a compatible device, to provide indoor coverage no later than January 24, 2026.

For Saint-Martin and Saint-Barthélemy ("the northern islands"), Orange must comply with the following obligations under its authorization:

−    coverage obligation for five p-identified zones in Saint-Martin and three zones in Saint-Barthélemy;

−    supply, using the spectrum in the 700 MHz band, of very high-speed broadband mobile access from at least 50% of mobile network sites and, in any event, from at least 2 sites, as of July 24, 2028;

−    roll-out of a network providing mobile access in the 3.4-3.8 GHz band, allowing a theoretical maximum download speed of at least 100 Mbit/s per block of 10 MHz simplex with a latency of 5 ms or less, from at least 50% of mobile network sites and, in any event, from at least 2 sites in each territory, from July 24, 2028;

−    provision of a fixed Internet access service on the mobile network no later than January 24, 2024, in the areas identified and made public in accordance with the provisions of Arcep Decision 2018-0169 of February 22, 2018 [25], particularly for premises without fixed access to an Internet service with a download speed of at least 8 Mbit/s;

−    introduction of voice and SMS options over Wi-Fi, applicable to all its offers with a compatible device, to provide indoor coverage no later than January 24, 2026.

Following the responses to Arcep’s public consultations in 2020 and 2021, particularly on an initial draft decision relating to the spectrum allocation procedure in Guadeloupe and Martinique (consultation launched in the second half of 2021), Arcep decided to amend its draft at the request of the government. More recently, it held a public consultation from October 27 to December 12, 2023 on how to allocate spectrum in the 900 MHz, 700 MHz and 3.4-3.8 GHz bands in Guadeloupe and Martinique.

An allocation procedure is due to be launched in the first half of 2024.

Mobile coverage

The New Deal

Under the New Deal, operators are committed to:

−    expanding coverage in mainland France by way of the "targeted coverage" scheme, making it possible for each operator to cover 5,000 new areas (most of which are shared between operators), replacing the existing programs ("town center dead zones," "800 strategic sites" and the "France Mobile" program), which will now be fully paid for by the operators;

−    generalizing access to very high-speed broadband by introducing 4G with a power rating in excess of 5W to all their own mobile sites by the end of 2020, and to 75% of the sites in the "town center dead zones" program by the end of 2020, upping this to 100% by the end of 2022;

−    accelerating the coverage of transport routes, so that the main highway and rail routes have 4G coverage. The agreement also includes provisions on coverage in regional trains;

−    improving coverage inside buildings, with two components: progressive availability of voice and SMS services via WiFi with the goal of enabling 80% of our customers who own a compatible handset to benefit from these services by the end of 2019; and marketing of an offering allowing public companies and individuals who so request to obtain improved multi-operator indoor coverage of their buildings at a reasonable rate;

−    improving reception quality throughout the country, and particularly in rural areas. The new performance standard applied to operator obligations will be that of "good coverage," defined as the "ability to be able to call and exchange SMS outside of buildings in most cases and within buildings in some cases".

These obligations were written into their current authorizations and in the newly allocated 900 MHz, 1,800 MHz and 2.1 GHz band authorizations for ten years.

Obligations to roll out and provide 4G coverage in mainland France, including those resulting from the New Deal

(as a % of the population)	Jan-17	Oct-19	Dec-20	Jan-22	Dec-22	Oct-23	Jan-24	Dec-25	Jan-27	End-2030
Regional rail network (coverage inside trains in each region as a % of track)									60%	80%
Regional rail network (national coverage inside trains as a % of track)				60%					80%	90%
Regional rail network (national coverage alongside tracks as a % of track)								90%
Priority highways (as a % of highways out of car)			100%
Priority highways (as a % of highways from inside vehicles)				100%
Town centers in the "dead zone" program (1)			75%		100%
In the priority roll-out zone (2) for very high-speed mobile broadband (3)	40% (800 MHz)			90% (800 MHz) 50% (700 MHz)					92% (700 MHz)	97.70% (700 MHz)
In each French department							90%		95%
Across the entire mainland France area		60%				75%			98%	99.60%

(1)   1% of the population and 3,300 town centers.

(2)   18% of the population, 63% of the country.

(3)   An operator has met its obligation to provide a very high-speed mobile broadband service when the equipment rolled out enables a theoretical peak speed of 60 Mbps.

Additionally, operators are obliged to provide a mobile radiotelephone service under the "good coverage" conditions set out by Arcep to 99.6% of the population by March 2024 at the latest, and to 99.8% by March 2028.

In June 2019, Arcep opened a sanctions procedure against Orange covering all the obligations laid down in the New Deal. The procedure is ongoing, with regular roll-out status reports sent to the regulator (Arcep).

At end-December 2023, Orange’s 4G coverage was 99.8% of the population and 95.1% of the country, compared to 99.7% and 94.1% respectively at end-2022. (source: Orange estimates - October 2023)

Infrastructure sharing

The New Deal agreement contains clauses relating to the sharing of networks, including active sharing where all four operators are present on a site as part of the targeted coverage arrangements. A mobile site sharing contract was signed in July 2019 between the four network operators for the roll-out of 4G on sites destined for active sharing. This agreement is gradually being implemented for the sites of the "town center dead zones" program and the new sites to be rolled out as part of the New Deal’s targeted coverage scheme.

Arcep has issued an opinion validating an amendment to the roaming agreement between Free Mobile and Orange in mainland France, which extends the national roaming termination period until December 31, 2025, while maintaining the maximum upload and download rates that roaming customers can reach at 384 Kbps.

1.7.2.3  Regulation of fixed telephony, broadband and very high-speed broadband Internet

Regulatory framework

Broadband and very high-speed fixed broadband market analyses for the 2024-2028 period

On December 18, 2023, Arcep adopted new Decisions within the framework of analyses of the fixed broadband and very high-speed fixed broadband markets for the 2024-2028 period.

They define the asymmetric regulation [26] of the fixed broadband and very high-speed fixed broadband markets:

−    a separate civil engineering market;

−    market "1" for passive services (formerly market 3a);

−    market "2" for specific activated B2B services (formerly market 4).

Lastly, by Decision 2023-2804, in order to take into account the European Commission’s observations, Arcep is extending for one year the current market analysis decision for activated mass market services (formerly "market 3b" - DSL bitstream offers). It will continue its work in 2024 to take into account ongoing developments in this market. Arcep did not see the need to maintain a comparable price framework to the one provided for in Decision 2020-1493. In the absence of a price framework, the price changes will be assessed on the basis of market 1 offer rates.

Arcep has not altered the framework for symmetrical fiber regulation adopted in 2020 and applicable to all operators with FTTH networks.

The regulatory changes focus on three key objectives:

−    to support the switch from the legacy copper network to fiber;

−    to continue pro-investment regulation to make the FTTH network the new benchmark for fixed infrastructure;

−    to boost the B2B market.

Current regulatory framework for the regulation of wholesale services for the 2024-2028 period

"Civil engineering" market analysis Decision 2023-2801 defines a new relevant market covering all civil engineering infrastructure for the deployment of networks and designates Orange as the operator exercising significant influence. Accordingly, Orange must grant reasonable requests for access to its civil engineering infrastructure (Civil Engineering for Optical Loops and Links) and associated resources and services (subscriber connection node/optical connection node hosting offer and LFO offer). [27]

"1" market analysis Decision 2023-2802 redefines the relevant market for access to copper and fiber local loop networks (to take into account the new "civil engineering" market) and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its copper local loop network and the associated resources and services (unbundling offer).

"2" market analysis Decision 2023-2803 maintains the relevant market for high-quality activated access to copper and fiber networks for the B2B market and designates Orange as the operator exercising significant influence. Accordingly, Orange must grant reasonable requests for high-quality activated access to its copper and fiber networks (Business DSL/FTTO offers). [28]

These Decisions impose on Orange obligations of transparency, non-discrimination, service quality publication of reference offers, price control and accounting separation.

Other regulatory provisions relating to fixed broadband and very high-speed networks

Bouygues Telecom has filed a complaint with Arcep for the settlement of a dispute against Orange in October 2021 regarding refunds of contributions to the costs of commissioning CCF (câblage client final - end customer cabling) connections.

Bouygues Telecom challenged the mechanism in force in Orange’s FTTH offer, where the contribution for a given CCF connection is refunded to the commercial operator selling it when the line is taken over by a new commercial operator. Bouygues Telecom has asked Arcep to change the payment-triggering event, so that from now on the contribution is refunded when the line is terminated. Bouygues Telecom also requested that the formula for calculating the refund amount be modified. In its dispute settlement decision 2022-0682 adopted on March 29, 2022, Arcep ruled in favor of granted Bouygues Telecom’s initial request for a change in the triggering event for the payment of refunds. However, Arcep did not agree to the specific calculation formula requested by Bouygues Telecom.

In execution of this decision, on June 1, 2022 Orange offered Bouygues Telecom a contract for modified access to FTTH lines in very densely populated areas and entered into negotiations with Bouygues Telecom. To date, the contract has not been accepted by Bouygues Telecom.

On June 2, 2022, Orange appealed Arcep’s decision before the Paris Court of Appeal and requested that the decision be annulled.

Management of FTTH roll-outs

Commitments made by Orange in the AMII zone under Article L. 33-13

In early 2018, Orange formalized its proposed FTTH roll-out commitments in nearly 3,000 municipalities under Article L. 33-13 of the CPCE. Orange proposed to ensure that, for its FTTH roll-out in the AMII (Appel à Manifestation d’Intention d’Investissement - Call for Investment Intentions) zone:

−    (i) at end-2020, 100% of homes and business premises would be connectable or connectable on demand (including a maximum of 8% of premises connectable on demand), excluding refusals by third parties;

−    (ii) at end-2022, 100% of homes and business premises would be made connectable (excluding refusals by third parties). These commitment proposals took into account the agreement reached at the end of May 2018 between Orange and SFR, which led to Orange withdrawing from 236 municipalities in favor of SFR.

The commitments proposed by Orange (and by SFR) were accepted by the French government on July 26, 2018 [29]. In March 2022, as part of a sanctions procedure opened in 2019, Arcep gave Orange formal notice to meet the first milestone of its L. 33-13 commitments by the end of September 2022 at the latest.

In the summer of 2022, Orange appealed against this formal notice decision before the litigation division of the French Council of State, challenging the calculation basis now used by Arcep (i.e. enhanced prior information files, or files exchanged between operators for access to FTTH networks) to assess commitments under Article L. 33-13 (commitments made in 2018 by Orange on the basis of INSEE housing data). As part of this dispute, Orange also filed a QPC (Question Prioritaire de Constitutionnalité - Priority Question of Constitutionality) on February 3, 2023, contesting the constitutional basis of Article L. 33-13 and Arcep’s actual authority.

The French Council of State decided not to refer the QPC to the Constitutional Council. In April 2023, it upheld Arcep’s formal notice under Article L. 33-13 by rejecting Orange’s complaints on the merits. On November 8, 2023, Arcep’s restricted committee ordered Orange to pay a sanction of 26 million euros for failing to meet the 2020 milestone for its FTTH roll-out commitments. Orange contested this decision by filing an appeal with the French Council of State on January 5, 2024. It argued that the sanction was unjustified and disproportionate, and had been imposed on the operator that had invested the most in the roll-out of fiber in France.

In parallel, the government indicated on November 7 that Orange had proposed a new roll-out commitment in its AMII zone to replace the 2022 milestone for its commitments under Article L. 33-13 (see second milestone of the commitments made in 2018). A government order incorporating the terms of Orange’s commitment could therefore be published following an advisory opinion from Arcep. The proposed commitment is based on the following elements:

−    by 2025, 1,120,000 premises in the entire AMII zone will be made connectable (representing 98.5% of connectable premises, including cases of blockage/refusal);

−    by 2024, 140,000 premises within the perimeter of 55 inter-municipality cooperation zones with the lowest FTTH coverage will be made connectable;

−    within three months, all remaining buildings will be declared connectable on demand, excluding refusals and unless there are exceptional construction difficulties;

−    within six months, propose a retail offer to process on-demand connection requests from Orange customers before the copper network is switched off.

This commitment under Article L. 33-13, once accepted, will supersede the 2022 milestone of the 2018 L.33-13 commitment.

The sanctions procedure for the 2022 milestone will continue to apply until the government has formally approved the new commitments.

AMEL (Appels à manifestation d’engagements locaux - Calls for Local Commitments) and "equity" roll-outs

In December 2017, the Government announced the launch of a Call for Local Commitments (AMEL) through which to identify operators wishing to roll out privately funded FTTH connections beyond the current AMII zone.

Orange proposed making commitments with respect to Article L. 33-13 as part of AMEL procedures for the French departments of Lot-et-Garonne, Vienne, Deux-Sèvres and Haute-Vienne. Arcep has issued a favorable opinion on Orange’s proposed commitments in these four departments.

Completeness of FTTH networks

Under the obligation of completeness imposed in Decision 2010-1312, all infrastructure operators must have made connectable (except in the event of refusal) all housing and professional premises in the rear area of a shared access point within a reasonable period of time (between two and five years depending on the reasons for the Decision) from the roll-out of the shared access point.

On several occasions, Arcep has given Orange formal notice to comply with the obligation of completeness, each time with a list of shared access points (which had been in service for more than five years and which had not reached the required completeness rate) to be brought into compliance within one year.

Price framework for access to the copper local loop

On December 14, 2023, Arcep adopted Decision 2023-2821, which defines a price framework for full unbundling for the years 2024 and 2025. This decision sets rate caps, which are no longer based on costs derived from Orange’s regulatory accounting but instead are based on the bottom-up cost model of a shared local optical loop network:

−    for fully unbundled access, the monthly recurring rate is capped at 9.20 euros from 2024 and 2025 excluding IFER;

−    the rate including IFER is 11.27 euros as of January 1, 2024;

−    the rate including IFER 2025 will reflect changes in taxation.

Market 1 analysis decision 2023-2821 also sets out the price control arrangements for the copper local loop. Arcep decided that, in view of the fiber roll-out and the retirement of the copper network, keeping the cost orientation remedy may no longer be justified in some parts of the territory for the 2024-2028 round. Arcep has therefore identified three access categories for the current round:

−    access for which cost orientation is maintained, with prices set by Decision 2023-2821;

−    access reflecting changes in competitive conditions, and for which:

-     either maintaining a price control obligation for access to the copper local loop is no longer justified,

-     or keeping the cost-oriented obligation is no longer justified but, in view of the level of competition identified, it seems appropriate to impose an obligation of non-excessive pricing.

For prices in the "non-excessive" zone, Orange set out its price proposal in a letter to Arcep’s Chairwoman on June 23, 2023. The proposal was then put to a public consultation with all stakeholders. Orange proposed a monthly recurring access rate (excluding IFER) of 9.95 euros/month in 2024 and 10.70 euros/month in 2025.

Orange is free to set prices in zones where price obligations have been lifted. However, Arcep is planning to conduct a price replicability test if Orange charges a higher price than in the "non-excessive" zone.

Economic conditions for access to Orange’s civil engineering infrastructure: amendment of Decision 2017-1488

On December 18, 2023, Arcep adopted Decision 2023-2820 which defines the economic conditions for access to Orange’s civil engineering infrastructure.

This decision changes the reference year for the copper and fiber access numbers used for pricing access to Orange’s civil engineering infrastructure. For the prices in a given year Y, the calculation will now use the provisional access for year Y, and not the access recorded at the end of year Y-2, once the prices are set for 2024. However, smoothing over time is planned so that for operators who take up the offer, prices increase gradually over two years. Thus, for 2024 and 2025, the prices of the reference offer for access to local loop civil engineering are calculated so as to recover the local loop civil engineering costs allocated to the local optical loops for those two years and:

−    for 2024, the prices only take into account at most three quarters of the price increase resulting from the change in reference year provided for in Article 1 of the decision;

−    for 2025, the prices take into account all the projected costs for 2025 and the share of projected costs for 2024 that could not be recovered from 2024 prices by applying the previous indent.

Closure of the copper network

In accordance with the framework defined by the market analysis decisions of December 2020, in January 2022 Orange submitted its draft copper network closure plan to Arcep, which put it to a public consultation from February 7 to April 4, 2022.

On July 29, 2022, Arcep published a question-and-answer type document with clarifications and adjustments made by Orange to its copper closure plan. Adjustments to the regulatory framework relating to Orange’s copper network closure plan are planned under market 1 analysis decision 2023-2802. These include the relaxation of commercial switch-off criteria and a reduced notice period for the commercial switch-off in areas that are 95% connectable to FTTH. The decision also provides a framework for data-sharing obligations.

The first batch of switch-offs was launched on December 13, 2022, with the commercial switch-off due to take effect on January 31, 2024 and the technical switch-off in January 2025.

A trial was carried out in six towns where the commercial switch-off took place on March 31, 2022 and the technical switch-off on March 31, 2023. The outcomes were presented in October 2023.

The second batch of switch-offs was launched on June 28, 2023, with the commercial switch-off scheduled for January 27, 2025 and the technical switch-off for January 27, 2026.

Since the end of the 1Q 2023, a trial has been taking place in a very densely populated area (the towns of Vanves and Rennes). The commercial switch-off is due to take place on March 31, 2024 and the technical switch-off on March 31, 2025.

Wholesale service quality for B2C and B2B markets

In the market analysis decisions adopted in December 2023 for the new round (2024-2028), Arcep kept the minimum quality of service thresholds to be met by Orange for its wholesale copper offers (unbundling) intended for businesses.

In April 2021, Arcep extended the September 2018 sanctions procedure relating to the quality of service for wholesale copper offers and closed it for wholesale offers intended for businesses.

In Decision 2020-1432 on the symmetric regulation of FTTH offers adopted in December 2020, Arcep introduced minimum quality of service thresholds to be respected by each infrastructure operator for its wholesale FTTH offers from the start of 2023, in particular for offers with enhanced quality of service for businesses.

Regulation of fixed telephony

Universal telephony service

Orange has not been a Universal Service Operator since November 27, 2020, when the last three-year designation period expired.

In its Decision 2021-0644 of April 13, 2021, Arcep set the definitive assessment of the net cost of universal service and operators’ contributions for 2020.

1.7.3    Spain

1.7.3.1  Legal and regulatory framework

The transposition of the European Electronic Communications Code [30] was made via a law amending the Telecommunications Code of June 28, 2022 with effect from June 30, 2022. Some provisions will apply 12 months later (June 30, 2023).

On June 9, 2022, Parliament approved an amendment to the law governing the telecommunication sector, in application of various national plans including the plan for connectivity, digital infrastructure and the promotion of 5G technology. One of the notable provisions concerns the obligation to provide 100 Mbps connectivity to 100% of the population within 12 months.

The telecommunication sector is also covered by Law 15-2007 of July 3, 2007 relating to the implementation of competition rules.

The CNMC (National Commission for Markets and Competition), established by Law 3-2013 of June 4, 2013, brings together regulatory authorities from different economic sectors, including telecommunications, and the antitrust authority. It is responsible for the numbering plan and the settlement of disputes between operators.

The Ministry of the Economy and the Digital Transition [31] is in charge of managing authorizations, spectrum allocation, approval of the cost of universal service, service quality and the settlement of disputes between consumers and operators that do not hold a dominant position.

1.7.3.2  Regulation of mobile telephony

Spectrum

-  Summary of national spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.5 GHz	26 GHz
10 MHz duplex (2041)	10 MHz duplex (2031)	10 MHz duplex (2030)	20 MHz duplex (2030)	15 MHz duplex +5 MHz (2030)	20 MHz duplex (2030)	40 MHz duplex (2030) 70 MHz (2038)	400 MHz (2042)

Internal source.

Mobile termination market

In its public consultation launched on September 26, 2022, considering that the mobile call termination service is now provided in an environment of effective competition following the adoption of Delegated Act (EU) 2021/654 [32], the CNMC proposed abolishing the obligations imposed on mobile operators and deregulating this market. On March 14, 2023, finding that this market does not meet the three-criteria test and is moving toward effective competition, the European Commission agreed to the abolition of the obligations. The final decision was published on May 5, 2023 and the obligations were lifted six months after the decision.

5G

As part of the spectrum auction in the 700 MHz band organized in July 2021 by the Ministry of the Economy and the Digital Transformation, Orange acquired 2 blocks of 2x5 MHz for 350 million euros. These authorizations have a term of 20 years, with a possible extension of 20 years. The coverage obligations extend from December 2022 to June 2025.

To allow the more efficient use of 5G, the government has proposed the reorganization of the spectrum obtained by operators in the 3.4-3.8 GHz band, so that each has a continuous block. On November 4, 2021, the CNMC issued a favorable opinion on the government’s draft resolution, based on an agreement reached between Telefónica, Orange, Vodafone and Másmóvil in July 2021. The reorganization of this band was concluded in August 2022; the spectrum band allocated to Orange is 3,600-3,710 MHz.

In addition, on December 1, 2021, the Spanish government presented a plan for connectivity, digital infrastructure and the promotion of 5G technology, with a public investment of 4.32 billion euros by 2025, of which 883 million euros are included in the 2021 budget. The connectivity plan includes measures to encourage the roll-out of very high-speed broadband in urban centers and unpopulated areas, so that by 2025, 100 Mbps speed will be achieved for 100% of the population. The 5G promotion plan includes measures to support network roll-out, with the goal of covering 75% of the Spanish population with 5G, as well as uninterrupted 5G coverage by 2025 on major roads, on railways and in airports.

On October 26, 2022, the Ministry of Economic Affairs and Digital Transformation (Mineco) launched a public consultation on an auction in the 26 GHz band. The order submitted for consultation provides for the auctioning of 12 government licenses in a 2,400 MHz band and 38 regional concessions in a 400 MHz band, in blocks of 200 MHz. The consultation ended on October 27, 2022 and the auction took place on December 21, 2022. Orange obtained 400 MHz. Licenses are valid for 20 years and renewable for an additional 20 years.

1.7.3.3  Regulation of fixed telephony, broadband and very high-speed broadband Internet

Wholesale broadband access markets

The CNMC adopted on October 6, and published on October 15, 2021, its Decision to analyze the markets for wholesale provision of local access and central access at a fixed location, corresponding to the 1/2020 (formerly 3a/2014) and 3b/2014 markets, whereby it decided:

−    regarding market 1/2020:

-     to retain the copper network unbundling obligations introduced in the previous 2016 market analysis and to retain access to Telefónica’s civil engineering infrastructure,

-     not to impose ex-ante asymmetrical obligations on Telefónica for the fiber network in 696 municipalities considered effectively competitive (compared with 66 municipalities in the 2016 market analysis), i.e., 70% of the Spanish population, given that a virtual unbundling of local access (VULA) offer must be made available for the rest of Spain at a rate that satisfies the economic replicability test; This deregulation of access to fiber came into force six months after the publication of the decision;

−    regarding market 3b/2014:

-     to deregulate bitstream access in the area declared non-competitive for copper and NGA [33] and to impose a NEBA fiber (bitstream) offer at rates that satisfy the economic replicability test (ERT) with no time limit.

Regarding the 2/2020 market (formerly the 4/2014 market), the CNMC launched a consultation in December 2020, proposing to maintain most of the obligations on Telefónica. After accepting the draft decision on March 21, 2022, it published the final decision on March 29, 2022.

Furthermore, the spin-off of Telefónica’s copper network does not lead to a change in Telefónica’s regulatory obligations, nor in the conditions for Orange’s access to its network.

NEBA reference offers (bitstream)

On April 27, 2023, the CNMC revised downward (by 10% per year on average) the new prices that operators will have to pay over the next two years for the indirect access point (PAI) capacity of the NEBA wholesale broadband service. The current price (2023) of PAI capacity has dropped from 1.97 euros/Mbps to 1.75 euros/Mbps (down 11.17%). For 2024, the accepted price is 1.61 euros/Mbps (down 8%).

The change is due to the updated cost model, irrespective of the decrease in the number of lines and accesses in Telefónica’s network.

Since 2018, the CNMC has been revising the economic replicability test (ERT) of Telefónica’s services, with a view to setting the wholesale price of fiber. This test consists of verifying whether the prices of Telefónica’s fiber optic wholesale offers (NEBA-local and NEBA-fiber) allow alternative operators to replicate the main fiber services of the incumbent operator.

On August 17, 2023, after Telefónica passed the fifth revision of the ERT, the CNMC announced that it was not necessary to change the wholesale prices.

Following a CNMC consultation on the cost of capital (closed on September 19, 2022 and notified to the European Commission on November 18, 2022), the latter issued a favorable opinion on December 16, 2022 concerning the increase in the cost of capital from 4.82% to 5.20%.

1.7.4    Poland

1.7.4.1  Legal and regulatory framework

Orange’s business activities are governed by several laws:

−    the Law of July 16, 2004 relating to telecommunications which transposes into national law the 2002 Telecoms Package on electronic communications;

−    the Law of February 16, 2007 on competition and consumer protection;

−    the Law of December 2012, transposing EU directives issued in 2009, which came into force on January 21, 2013;

−    the Law of May 7, 2010, on developing telecommunication networks and services, which provides access to telecommunication and other technical infrastructure financed through public funds. This law was revised and amended on August 30, 2019, by transposing Directive 2014/61/EU on broadband cost reduction.

Since July 2020, Poland has been working on transposing the Code with a new law on electronic communications. The legislative work is still ongoing.

The Ministry of Digitization, created in November 2015, then incorporated into the Prime Minister’s Office on November 6, 2020 as a result of the government reshuffle, became a separate entity again on April 20, 2023.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunication regulation and spectrum management, as well as certain functions related to broadcasting services. In May 2021, the government introduced changes to the Telecommunications Act that concern the appointment and removal of the UKE President. However, in September 2021, the European Commission referred Poland to the EU Court of Justice for infringing the freedom of the national regulator.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, M&A control and consumer protection.

1.7.4.2  Regulation of mobile telephony

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.6 -3.8 GHz
10 MHz duplex (2030)	7 MHz duplex (2029)	10 MHz duplex (2027)	15 MHz duplex (2037)	15 MHz duplex (2030)	100 MHz (2038)

Internal source.

3G

On September 26, 2023, Orange Poland began switching off its 3G network. This process is under way in six departments and will be completed in 2025. In 2023, only 2.5% of traffic on Orange Poland’s network used 3G technology.

5G

3.4-3.8 GHz frequency band: on December 20, 2022, the regulator launched a consultation on the documentation for auctions of C-band spectrum. The UKE wanted to auction 4 blocks (4x80 MHz) in the 3,480-3,800 MHz band for a period of 15 years. The starting price was set at 450 million zlotys (96 million euros). Since the auction is reserved for operators already holding another spectrum band (in 800, 900, 1,800, 2,100 or 2,600 MHz), it was not open to new entrants. The UKE wanted to impose bandwidth and coverage obligations ranging from 85% to 95% after 84 months. On October 18, 2023 Orange secured 100 MHz for 487 million zlotys (around 110 million euros), i.e. 8.2% above the minimum bid price.

700 MHz band: as part of the deregulation of 700 MHz spectrum for mobile networks, the UKE has initiated a coordination process with neighboring countries, including Russia. On January 11, 2019, Poland asked the European Commission to extend the deadline to June 2022 due to spectrum coordination problems at its borders. In addition, a draft law on cybersecurity, introduced by the government, currently provides for the creation of a State-owned strategic security network using the 700 MHz band to provide telecommunication and cybersecurity services in the areas of defense, national security and public safety. However, the work is still in progress and the draft law has not yet been adopted by Parliament. As a result, the allocation of spectrum in the 700 MHz band was postponed to 2024.

Infrastructure sharing

The network sharing agreement between Orange Polska and T-Mobile Polska, which dates from 2011, was extended to 4G in December 2016. On May 22, 2018, Orange and T-Mobile Polska decided to end spectrum sharing in the 900 MHz and 1,800 MHz bands.

1.7.4.3  Regulation of fixed telephony, broadband and very high-speed broadband Internet

The ex-ante regulation of Orange’s fixed services, for the areas defined as non-competitive, relates solely to wholesale services.

Analysis of the wholesale very high-speed broadband market (markets 3a/2014 and 3b/2014)

On October 22, 2019, the UKE published the Decisions relating to markets 3a/2014 and 3b/2014.

According to the regulator, market development and increasing competition justify further market deregulation. As a result, UKE decided to increase the number of deregulated zones:

−    in market 3a/2014, to 51 municipalities;

−    in market 3b/2014, to 151 municipalities.

Under these new Decisions, out of a total of approximately 14.6 million households, around 6 million households are deregulated for bitstream access, of which around 2.3 million households are deregulated for unbundling.

The regulator has started collecting data as well as considering the next review of the very high-speed broadband markets. The draft decision is expected in 2024.

Reference offer for fixed markets

The reference offer relates to all wholesale fixed services: call origination and termination, wholesale subscription, partial and total unbundling, and bitstream access.

Following the approval by the European Commission of the modifications to Orange’s reference offer concerning the new fiber connection speed options, the decision was published on October 23, 2022.

In addition, on February 15, 2022, the UKE notified the changes to Orange’s reference offers concerning service access fees. After approval by the European Commission, the UKE published the decision on July 8, 2022.

1.7.5    Other EU countries where the Orange group operates

1.7.5.1  Belgium

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1400 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.6 GHz
10 MHz duplex (2042)	10 MHz duplex (2033)	10 MHz duplex (2022)	30 MHz (2040)	15 MHz duplex (2022)	15 MHz duplex (2042)	20 MHz duplex (2027)	100 MHz (2040)

Internal source.

On January 14, 2022, the regulator BIPT (Belgian Institute for Postal Services and Telecommunications) launched calls for applications as part of the procedure for allocating spectrum in the 700 MHz, 1,400 MHz and 3,600 MHz bands for 5G and existing 2G and 3G spectrum (900 MHz, 1,800 MHz and 2,100 MHz). On June 21, 2022, BIPT closed the main phase of the auction.

Orange obtained 2x10 MHz in the 700 MHz frequency band, 100 MHz in the 3.6 GHz frequency band, 2x10 MHz in the 900 MHz frequency band, 2x15 MHz in the 1,800 MHz frequency band and 2x15 MHz in the 2,100 MHz frequency band, for a total of 322 million euros. The positioning of the different spectrum blocks was finalized between the operators without requiring auctions. The rights of use are valid for a period of 20 years, with the exception of the 3.6 GHz band spectrum, which will expire in May 2040. The start date for the 700 MHz and 3.6 GHz licenses was September 1, 2022. The start date for the new 900, 1,800 and 2,100 MHz licenses is January 1, 2023. The existing licenses for this spectrum were extended until December 31, 2022, allowing operators to implement the new spectrum positions following the outcomes of the auctions.

On July 20, 2022, the supplemental auction to allocate 90 MHz of spectrum in the 5G 1,400 MHz frequency band for a 20-year term ended. Orange obtained 30 MHz for a price of 70 million euros. This license took effect in July 2023.

BIPT approved the reorganization of the spectrum for Orange on the 905 MHz-915 MHz/950 MHz-960 MHz bands and for Proximus on the 895 MHz-905 MHz/940 MHz-950 MHz bands, as of November 21, 2022. During the transition period, the quantity of spectrum used by Orange and Proximus on each base station could not exceed 2x11.6 MHz and 2x12.5 MHz respectively. This reorganization freed the 885 MHz-890 MHz/930 MHz-935 MHz band for use by the new entrant Citymesh Mobile. Reserving some spectrum for a new entrant has led to the entry of new stakeholders: Citymesh formed an alliance with DIGI, obtained the spectrum reserved for a new entrant (2x5 MHz in 700, 2x5 MHz in 900, 2x15 MHz in 1,800 MHz and 2x5 MHz in 2,100 MHz), as well as 50 MHz in the 3.6 GHz band. In turn, the company NRB obtained 20 MHz of spectrum in the 3.6 GHz band.

On September 26, 2023, BIPT approved a spectrum lease between Network Research Belgium and e-BO (20 MHz of spectrum in the 3.6 GHz band in 12 urban areas). Since e-BO has no spectrum, BIPT does not consider this a spectrum sharing agreement, or that there are any competitive constraints given their market positions.

On September 1, 2023, BIPT relaunched a consultation to assess the existence of demand for the 26 GHz band in the Belgian market. During the previous consultation in April 2019, market participants had not expressed an interest in using this band to offer future 5G services. The new consultation ended on November 4, 2023.

Infrastructure sharing

Mobile

On November 22, 2019, Orange Belgium and Proximus signed a mobile-access network sharing agreement providing for the creation of a 50/50 joint venture co-owned by each party for the planning, roll-out and management of their mobile networks. This agreement covers 2G, 3G, 4G and 5G mobile technologies at the national level. The operators share active and passive infrastructure but not their spectrum. This agreement optimizes the network, decreases energy consumption and reduces roll-out costs. It accelerates the roll-out of 5G in Belgium, but was challenged on November 19, 2019 by Telenet before the Belgian Competition Authority (BCA). Finally, on December 23, 2022, the BCA rejected Telenet’s request on the grounds that the agreement between Orange and Proximus does not have a negative effect on competition.

Fixed

On January 30, 2023, Orange Belgium and Telenet signed two commercial wholesale agreements for fixed services. Their entry into force was subject to the completion of the transaction relating to the acquisition of 75% minus one share of VOO by Orange Belgium. The agreements provide access to the other party’s fixed networks for a period of 15 years and cover both current hybrid fiber-coaxial technologies and future fiber-to-the-home technologies in both network areas. In addition, Orange Belgium provides Telenet with wholesale access to the hybrid fiber-coaxial network of VOO and Brutélé and its future fiber-to-the-home network in the Wallonia and Brussels-Capital regions. Telenet has thus become a wholesale customer, which increases network penetration and the return on modernization investments.

Cable wholesale broadband markets

As part of the review of the wholesale cable broadband markets launched in July 2017 by the Conference of Electronic Communications Regulators (CRC) [34], the new Decision was published by the CRC on June 29, 2018. Various reference offer Decisions have been made by BIPT or the CRC concerning regulated access to cable networks and regulated access to the Proximus fiber network.

Regarding regulated access to cable networks:

−    the Decision adopted on May 26, 2020 defined the monthly rates for wholesale access to cable operators’ networks;

−    the June 24, 2021 Decision defined the one-time charges and the monthly rental charge "SLA Pro Repair";

−    the March 25, 2021 Decisions concerning the approval of the reference offers of Telenet, Brutélé and Nethys/Brutélé for access to the TV offer and for access to the broadband offer, define the technical and operational framework of regulated wholesale access.

Regarding the reference offer "Bitstream Fiber GPON" for regulated access to the Proximus fiber network, the Decision of April 28, 2020 concerns the obligation imposed on Proximus regarding the compensation system for the "Basic SLA" and the adjustment of the parameters of the "Basic SLA Repair," and the Decision of March 9, 2021 on monthly rates.

Other products or services that are the subject of ongoing consultations include wholesale fiber prices, which are based on "cost plus," and one-time rates such as activation and installation rates for fiber and cable.

Moreover, the CRC launched the new review of the broadband and broadcasting markets on April 1, 2021. This work will be linked in particular with the procedure under way for Orange Belgium to acquire the operator VOO, which operates in Wallonia and the Brussels region, and with the Telnet and Fluvius cooperation procedure in the north of the country. Furthermore, within this framework, BIPT has launched a project with a view to a future symmetrical fiber regulation.

Following the acquisition of VOO by Orange (June 2, 2023), BIPT is preparing a new market study to reflect the new competitive landscape in the market. The first draft decision is expected in 2024.

On October 10, 2023, BIPT published a position statement on co-investment in fiber optic. BIPT confirms that the parallel roll-out of two FTTH networks has a significant impact on the return on investment, especially in less densely populated areas. BIPT is therefore open to FTTH co-investment initiatives, provided they meet the following characteristics:

−    are open to third parties (in terms of equipment or wholesale offers);

−    comply with the principle of non-discrimination;

−    allow for effective competition (including on prices) between operators;

−    guarantee rapid national coverage.

1.7.5.2  Romania

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1500 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4 -3.8 GHz
10 MHz duplex (2048)	10 MHz duplex (2029)	10 MHz duplex (2029)	40 MHz (2048)	20 MHz duplex (2029)	15 MHz duplex +5 MHz (2031)	20 MHz duplex (2029)	25 MHz duplex 10 MHz duplex +45 MHz (2025) +160 MHz (2029)

Internal source.

Orange won additional spectrum on August 14, 2018, at a private auction organized by 2K Telecom for the allocation until 2025 of 2x10 MHz blocks in the 3.5 GHz band for 3.35 million euros.

On September 19, 2022, Ancom launched the spectrum allocation process for 5G, which covers 555 MHz in the 700 MHz, 1,500 MHz, 2,600 MHz and 3,400-3,800 MHz bands.

On November 15, 2022, Ancom allocated Orange Romania two blocks of 2x5 MHz in the 700 MHz band, all eight blocks of 5 MHz in the 1,500 MHz band, as well as 16 blocks of 10 MHz in the 3,400-3,800 MHz band, for a price of 264.6 million euros. In the 700 MHz and 1,500 MHz bands, licenses are valid for 25 years from January 1, 2023, and in the 3,400-3,800 MHz band, for 22 years from January 1, 2026. In the 2,600 MHz band, licenses are valid for the period from January 1, 2023 to April 5, 2029. The operator must cover with broadband services at least 70% of the country’s population, most urban areas, highways, international airports and modernized railways, as well as 240 localities identified as not covered or poorly covered by mobile communication services.

Wholesale broadband markets

In the context of its third round of analysis of the 3a and 3b markets, on October 19, 2020, Ancom confirmed that the retail broadband market is effectively competitive, and that, as a consequence, no obligation should be imposed on the two wholesale markets. The European Commission approved the conclusions, while suggesting that the market be monitored. On July 26, 2022, Ancom launched the public consultation on the high-quality access market (market 4/1014 - market 2/2020). The consultation proposes to extend the deregulation of this market. Ancom has included the review of market 3a/2014 - now market 1/2020 - in its 2023 work program. Data collection began in late 2023 and the final decision is expected in third quarter 2024.

Call termination markets

On September 25, 2023, Ancom launched a consultation on the withdrawal of regulatory obligations for voice call termination services in fixed and mobile networks. At the end of this consultation, which ended on October 23, 2023, the regulator concluded that the market was sufficiently competitive and that prices fell under a delegated act on single European rates. On January 30, 2024, Ancom submitted its draft decision to the European Commission, which accepted it on February 22, 2024.

1.7.5.3  Slovakia

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4 -3.8 GHz
10 MHz duplex (2040)	10 MHz duplex (2028)	10 MHz duplex (2025)	15 MHz duplex (2025) +5 MHz duplex (2026)	20 MHz duplex +5 MHz (2026)	30 MHz duplex (2028)	40 MHz duplex (2025) +100 MHz (2045)

Internal source.

1,800 MHz band

Between February and June 2022, all mobile telephony operators in Slovakia completed a reorganization of the 1,800 MHz spectrum band in order to obtain a continuous spectrum block and improve spectrum efficiency. This is the result of commercial agreements between the parties, backed by the regulator. For spectrum re-arrangement, the country has been divided into four regions. Each operator now has 2x20 MHz of spectrum in three regions of the country and 2x15 MHz in the fourth region.

900-2,100 MHz band

The regulator is preparing the auction of the 900-2,100 MHz spectrum band. It held public consultations between August 21, 2023 and September 21, 2023 to canvass the views of candidates on the regulatory conditions to be applied and the incentives to be offered to new entrants. The auction will take place in 2024 and successful candidates will be able to use the spectrum bands from September 8, 2026. The licenses will be valid until December 31, 2045.

The auction format is SMRA-Clock Hybrid. Participants will bid for an abstract block of spectrum.

In the 900 MHz band, the regulator is offering:

−    4 blocks of 2x5 MHz at a starting price of 16 million euros per block; and

−    3 blocks of 2x5 MHz at a starting price of 12 million euros per block.

In the 2,100 MHz band, there will be 12 blocks of 2x5 MHz at a starting price of 2.4 million euros.

3.4-3.6 GHz band

In August 2019, Orange acquired a total of 40 MHz from Slovanet in two 20 MHz coupled-spectrum blocks (3,470 MHz-3,490 MHz/3,570 MHz-3,590 MHz), with licenses valid until 2025.

5G

On November 23, 2020, the Slovak regulator (RU) announced the results of the auction for the 5G spectrum in the 700 MHz and 900 MHz bands.

A total of 82.4 MHz was offered at auction, consisting of 2x30 MHz in the 700 MHz band, 2x4.2 MHz in the 900 MHz band, and 2x9 MHz in the 1,800 MHz band. Licenses in the 700 MHz band are valid for 20 years, until December 31, 2040. Licenses in the 900 MHz and 1,800 MHz band are valid until December 31, 2025. In this context, Orange acquired 2x10 MHz in the 700 MHz frequency band for 33.6 million euros.

In the 3.4-3.8 GHz band, on March 1, 2022, the RU launched a tender for licenses for a period of use between 2025 and 2045. On May 6, 2022, the RU published the outcomes of the auction: Orange SK obtained 100 MHz for a price of 16 million euros. The licenses are valid from September 1, 2025 to December 31, 2045.

Wholesale broadband and very high-speed fixed broadband markets

The Slovakian regulator completed its third round of analysis of the 3a, 3b and 4/2014 markets and published its Decisions on markets 3a and 3b on January 19, 2018, and on market 4 on November 7, 2016. The regulator eased regulations:

−    in market 3a, by excluding unbundling of the local sub-loop, while maintaining unbundling in the copper local loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

−    in market 3b, by imposing a replicability test of 2P services and multicast IPTV wholesale access, instead of regulated prices;

−    in market 4, by eliminating the sector-based regulatory obligations, because of the competitive nature of the market.

The RU published rate caps for access to fixed physical infrastructure (civil engineering) on October 17, 2018. The maximum monthly fees are as follows: access to ducts (0.257 euros/month/meter), HDPE tube (0.128 euros/month/meter) and micro-tube (0.116 euros/month/meter). This is a significant decrease in the access rates for the infrastructure.

The regulator intends to start the market revision this year however, the exact timing remains unknown.

1.7.6    Other non-EU countries where the Orange group operates

Moldova

Spectrum

-  Summary of spectrum allocated to Orange Moldova and expiration year

800 MHz	900 MHz	900 MHz (e-GSM)	1,800 MHz	2.1 GHz	2,600 MHz
(2029)	(2029)	(2029)	(2029)	(2023)	(2027)

Internal source.

2,100 MHz: on December 8, 2023, ANRCETI extended the current mobile licenses in the 2,100 MHz band for Orange Moldova (1,940-1,960/2,130-2,150 MHz in FDD mode) and for two other mobile operators: Moldtelecom and Moldcell. Each operator will get 2x20 MHz in FDD mode, instead of 2x14.8 MHz in FDD mode and 1x5 MHz in TDD mode. The licenses are valid for six years from December 9, 2023, the aim being to synchronize the expiration dates of the other spectrums held by the operators (800, 900, 1,800).

The 2,100 MHz spectrum licenses were reallocated at the reserve price. Following the extension of the standard license term, the reserve price initially set for a 15-year term now applies to a 25-year term. Orange Moldova will therefore have to pay around 1.5 million euros for a license in two equal installments by March 31, 2024 and May 31, 2024. The terms of the license require operators to cover almost all national highways and expressways with a download speed of at least 2 Mbps with a 95% probability by October 2029. These obligations are divided into three parts: the majority by 2026, and the remainder by 2028 and October 2029. In addition, operators will need to provide an average download speed of 50 Mbps across their network by 2026. They may use any technology and spectrum for this purpose.

Renewal of licenses in the MEA region

The following table shows the type of licenses held by Orange and their expiration dates at December 31, 2023 in each country in which it operates in Africa & Middle East:

	Expiration of current license	Type of license
Botswana	December 2036	5G spectrum
Botswana	December 2036	4G spectrum
Botswana	January 2036	4G TDD spectrum
Botswana	September 2033	2G - 3G spectrum and network
Botswana	September 2033	Services and apps
Botswana (1)	August 2028	4G spectrum
Botswana (2)	August 2025	4G spectrum
Burkina Faso (3)	May 2035	Fixed, mobile 2G-3G-4G
Cameroon	January 2030	2G-3G-4G
Côte d’Ivoire (4)	April 2032	Global (2G-3G-4G)
Egypt	October 2031	2G-3G-4G, virtual fixed license
Egypt	July 2026	Fixed
Egypt	April 2025	Internet
Guinea-Bissau	April 2025	3G
Guinea-Bissau	May 2026	4G
Guinea-Bissau	January 2027	2G
Guinea	March 2029	2G-3G-4G
Jordan	May 2039*	2G (900)
Jordan	June 2041*	3G (2,100 MHz)
Jordan	September 2040*	4G
Jordan	September 2043*	4G (2,600 MHz)
Jordan	January 2048*	5G (3,500 MHz)
Jordan	May 2024	Fixed
Jordan	December 2023	Internet
Liberia	July 2030	Global (2G-3G-4G)
Madagascar	December 2038	Global (Fixed_mobile 2G-3G-4G)
Mali	July 2032	Global (2G-3G-4G)
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2026	2G-3G-4G
Mauritius	November 2026	Fixed
Central African Republic	May 2027	Global (2G-3G)
Democratic Republic of the Congo	October 2031	2G-3G
Democratic Republic of the Congo	May 2038	4G
Democratic Republic of the Congo	September 2040	Fixed Internet, TDD spectrum
Democratic Republic of the Congo	August 2041	Fixed FTTX
Democratic Republic of the Congo	August 2041	Mainland France fiber
Senegal	August 2034	Global (2G-3G-4G)
Senegal	November 2038	5G
Sierra Leone	July 2031	2G-3G
Sierra Leone	March 2034	4G
Tunisia	July 2024	Global (2G-3G)
Tunisia	March 2031	4G

Source: data from national regulators.

(1)   Spectrum allocated in the 2,500-2,600 MHz band.

(2)   Spectrum allocated in the 1,800 MHz band.

(3)   To replace the two previous licenses, with an effective date of May 2020.

(4)   Global: refers to the type of license that allows an operator to offer both fixed and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

*      The agreement signed in August 2022 guarantees a 10-year extension of the license term.

[1]     (Joint Alliance for CSR, an association bringing together 27 telecommunication operators as of the end of 2023, to audit, assess and develop the implementation of CSR standards in the production chain by the industry’s global suppliers).

[2]     GAFAM or GAMAM: Google, Apple, Facebook (now Meta), Amazon and Microsoft.

[3]     2023 organic cash flow adjusted for Orange Espagne: 3.18 billion euros.

[4]     Infrastructure for Resilience, Interconnectivity and Security by Satellite.

[5]     A "trust Cloud" solution, in line with the French government’s Cloud doctrine, requires SecNumCloud 3.2 certification from ANSSI, as well as compliance with legal provisions.

[6]     Totem’s entry into the operational phase at end-2021 resulted in a change in internal reporting by management, and the segment information now presented reflects the Group’s decision to present Totem as a separate business segment as of January 1, 2022 (see Section 3.3, Note 1.1 Change in segment information).

[7]     Respectively, the B2C and Pro-SME markets.

[8]     Mainland France, Overseas Departments and Overseas Territories.

[9]     Mainland France, excluding Overseas Departments and Overseas Territories.

[10]    Intermediaries in banking operations and payment services (Intermédiaires en opérations de banque et en services de paiement).

[11]    G-PON: Gigabit PON.

[12]    XGS-PON: 10 Gigabit Symmetric-PON.

[13]    Infrastructure for Resilience, Interconnectivity and Security by Satellite.

[14]    https://www.orange.com/sites/orangecom/files/2022-11/Charte %20%C3%A9thique %20ENG.pdf

[15]    https://digital-strategy.ec.europa.eu/en/news/commission-reports-implementation-eu-rules-safeguarding-open-Internet-access

[16]    Up to 20 million euros, or 4% of worldwide revenues, for the most serious offenses.

[17]    Directive 2000/31/EC of the European Parliament and of the Council of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market.

[18]    Regulation (EU) 2022-2065 of October 19, 2022 on a Single Market for Digital Services and amending Directive 2000/31/EC (Digital Services Act).

[19]    Regulation (EU) 2022/1925 of September 14, 2022 on contestable and fair markets in the digital sector and amending Directives (EU) 2019/1937 and (EU) 2020/1828 (Digital Market Act).

[20]    As for GIA, see next paragraph.

[21]    Decree 2023-1033 of November 10, 2023 amending Decree 2007-1532 of October 24, 2007 on the radio spectrum license fees payable by holders of spectrum licenses awarded by Arcep.

[22]    The term "vertical" means all private sector companies in any field and public sector organizations.

[23]    Areas covered by the authorization holder’s mobile network and in which the premises (residential buildings, offices) do not have fixed access to Internet service with at least 8 Mbits/s in downlink speed.

[24]    Areas covered by the authorization holder’s mobile network and in which the premises (residential buildings, offices) do not have fixed access to Internet service with at least 8 Mbits/s in downlink speed.

[25]    Areas covered by the authorization holder’s mobile network and in which the premises (residential buildings, offices) do not have fixed access to Internet service with at least 8 Mbits/s in downlink speed.

[26]    I.e. applying only to Orange as an operator exercising significant influence.

[27]    See Section 7.2.2 Glossary of technical terms.

[28]    See Section 7.2.2 Glossary of technical terms.

[29]    Decrees published in the Official Journal of July 31, 2018.

[30]    EU Directive 2018/1972.

[31]    Ministerio de Asuntos Económicos y Transformación Digital, which replaced the Ministerio de Economia y Empresa (MINECO) in February 2020.

[32]    See § 1.7.1.2. above.

[33]    See Section 7.2.2 Glossary of technical terms.

[34]    The CRC includes the IBPT, CSA, Mediensat and VRM.

2.       Risk factors and business control framework

2.1 Risk factors

2.1.1 Operational risks

2.1.2 Legal risks

2.1.3 Financial risks

2.1.4 Non-financial risk factors

2.2 Activity and risk management framework

2.2.1 Group Audit, Control and Risk Management

2.2.2 Specific Financial Internal control procedures

2.2.3 Control framework for non-financial risks

2.1     Risk factors

In addition to the information contained in this Universal Registration Document, investors should carefully consider the risks outlined below before making their investment decision. Orange’s view at the date of the Universal Registration Document is that these riskscould have a material adverse effect (i) on its business, financial position, earnings, reputation or outlook, or (ii) on its stakeholders. In addition, other risks and uncertainties, as yet unidentified or, at the date of this Universal Registration Document, not currently considered to be material by Orange, could have similar adverse effects. Investors could lose all or part of their investment if these risks were to materialize.

The assessment of the materiality of these risks is based on criteria that are stable over time. They take into account the results of mitigation policies implemented by Orange. Only the risks still deemed material at Group level, despite these policies, are set out below. See Section 2.2.1 Group Audit, Control and Risk Management.

Risks are presented in this section in four categories:

−    for Orange:

-     operational risks relating to Orange’s business activities (see Section 2.1.1),

-     risks of a legal nature (see Section 2.1.2),

-     financial risks (see Section 2.1.3),

−    and for Orange and its stakeholders: the main "non-financial" risks associated with the employee-related, social and environmental consequences of Orange’s business activities, and the effects of those activities in terms of respect for human rights, anti-corruption measures and tax avoidance (see Section 2.1.4).

These categories are not presented in order of importance. However, within each category, risk factors are presented in descending order of importance as determined by Orange at the date of this Universal Registration Document. Orange may change its view of their relative importance at any time, notably in the event of external or internal developments.

Several other sections of this Universal Registration Document also discuss risks in some detail:

−    with respect to risks relating to the global telecommunication services market, Orange’s overall strategy and its business model, see Section 1.2;

−    with respect to risks relating to regulation and regulatory pressure, see Section 1.2.2 Key changes in the telecom services market and Note 18 Litigation to the Consolidated Financial Statements (Section 3.3);

−    with respect to risks relating to litigation involving the Group, see also Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements;

−    with respect to risks relating to the Group’s environmental and social responsibility, see Chapter 4 and, in particular, the double-materiality matrix;

−    with respect to financial risks, see:

-     note 7 to the Consolidated Financial Statements for the key assumptions used to determine the recoverable amount of the main activities and specific risk factors that may affect this amount,

-     notes 7 and 8 to the Consolidated Financial Statements for asset impairment,

-     note 13.8 to the Consolidated Financial Statements for derivatives,

-     note 14 to the Consolidated Financial Statements for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risk are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees;

−    for the insurance plan, see Section 2.2.2.3 Insurance;

−    more generally, risk management policies throughout the Orange group are discussed in Section 2.2 Activity and risk management framework, which is an integral part of the Management Report;

−    with respect to how the energy crisis and its economic fallout affects Orange, see Section 3.1.1.3 Significant events.

2.1.1      Operational risks

Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks.

The proliferation of national and international crises and conflicts affects the general business climate and the conduct of the Group’s activities. In that sense, the population movements following the conflicts in Ukraine and the Middle East put pressure on the operations of Orange’s subsidiaries bordering the conflict areas.

In addition, Orange has a large presence in countries and geographical areas marked by political or economic instability. This instability exposes Orange to decisions by governmental or judicial authorities contrary to its interests, sometimes combined with heightened tax or regulatory pressure. While certain additional taxes or fines can be disputed, the authorities can also decide to suspend services.

In some countries where the Group is present, its contribution to local economic activity is significant. However, its image is sometimes linked to that of the French government, exposing the Group to potential abuse or reprisals.

Lastly, threats to certain geopolitical, diplomatic or trade-related balances may result in tighter protectionist measures and/or current or future international economic sanctions against certain countries, which could affect the value or sustainability of investments made in those countries.

Such situations could call into question the profitability outlook used when making investment decisions and could adversely impact the Group’s financial position and earnings.

Orange is exposed to risks of disclosure or inappropriate modification of data, particularly in the event of cyber-attacks.

Orange’s business activities require the transmission through its networks and storage on its infrastructure of data, including that belonging to its B2B or government customers, suppliers, partners and all stakeholders other than natural persons (see Section 2.1.4 for information relating to risks regarding personal data).

Despite its infrastructure protection systems, Orange’s business activities expose it to risks of service disruption, loss, disclosure, unauthorized communication to third parties or inappropriate modification of data, in particular when setting up new services or apps or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices).

The occurrence of these risks could, in particular, result from malicious acts (such as cyber-attacks) aimed in particular at the data in Orange’s possession, and also inadvertently from within Orange or Group partners to which certain business activities are outsourced.

The Group could be held liable if these risks were to materialize. In addition, its reputation could be seriously harmed because Orange’s positioning as a trusted operator comes with high expectations from its stakeholders in terms of security, which could have a significant adverse effect on future earnings.

The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telecommunication actors to take an increasing share of the service and network value chain.

Competition with numerous actors, such as Over-The-Top (OTT) service providers and Internet market leaders, is spreading to the majority of the value-added services that use existing networks offered by Orange, leading to fiercer competition at certain points along the value chain. In that sense, new players (SD-WAN, etc.) and other solution and service providers, particularly Cloud solution and service providers, are positioning themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange. At the same time, disruptive technologies, such as the development of voice traffic via videoconferencing apps, allow new non-telecommunication actors to capture revenue streams historically going to telecommunication operators.

Furthermore, the evolution of the ecosystem is marked by the massive investments made by new actors in infrastructure, specifically in that based on new technologies such as the Cloud and network virtualization, but also in submarine cables in which Orange is no longer necessarily a partner.

Lastly, the opening up and fragmentation of networks enable existing actors (such as infrastructure managers, network businesses not in the telecommunication sector such as railways and local authorities) to offer network services.

Operators such as Orange, for which the direct relationship with customers is a source of value, could therefore be marginalized. Likewise, the massive investment by new actors in infrastructure could, over time, make the Group increasingly dependent on them; some already control, for example, 80% of submarine cables or their capacity.

These developments could adversely affect Orange’s revenues and margins.

The high concentration of Orange’s critical suppliers, the growing use of outsourcing, as well as global supply tensions represent a risk for the Group’s activities.

Orange depends, particularly in the areas of network infrastructure, information systems and mobile handsets, on a limited number of critical suppliers operating in highly concentrated markets. As such, any unilateral decision made by a key partner could be detrimental to the economic, strategic or compliance interests of the Group.

Despite Orange’s secure and alternative purchasing policies, this dependence poses a risk to the Group’s current or future business in the event that one of these suppliers defaults or decides to change its business practices, regardless of the cause, including in the event of international economic sanctions against such critical supplier or its country of origin.

The risk of supply disruption, including in the energy sector, is heightened by shortages linked to specific conditions in some markets, such as the market for electronic components or the supply of essential resources, and by the intensity of the global economic recovery which has caused tension in the supply of many products and raw materials, including minerals and rare resources needed for the production of electronic equipment.

If one of its critical suppliers failed to deliver on Orange’s purchasing requirements, Orange’s business, earnings and reputation could be adversely affected on a long-term basis.

A large part of Orange’s revenues is generated in both highly competitive and regulated markets where pressure on prices remains strong in an inflationary context.

In the current period of inflation, during which customers may question the need for some premium services, the service price increases by Orange may not be enough to maintain its margins in the highly competitive environment in which the Group operates, and given the technological and societal disruption that affect its markets. In addition, the decisions of sector regulators and competition authorities that regulate some of these prices or markets do not always allow a fair valuation of Orange’s services, similarly affecting its revenues and margins.

Furthermore, the difficult economic environment, marked by inflation and rising energy costs, is weighing on Orange’s operating margins and, considering its pricing model, it is not certain that it will be able to pass on to customers all the cost increases that it may incur.

Orange is exposed to the risk of interruption to its services, particularly in the event of cyberattacks, conflicts or a shortage of strategic resources.

Due to the essential nature of telecommunication, compounded by the widespread take-up of teleworking and the digitization of businesses, the networks of telecommunication operators are particularly exposed to risks of service disruption due to deliberate malicious and sometimes criminal acts, such as cyber-attacks. Increasingly sophisticated, these currently constitute a permanent threat to individuals and businesses alike. Moreover, in the event of conflicts, telecommunication networks and associated infrastructure are also the preferred target of sabotage or pressure from governmental or judicial authorities.

Interruptions to the service provided to customers may also be unintentional. They may occur as a result of extreme weather events, a shortage of essential resources, human error, particularly when subcontractors work on shared infrastructure, in the event of the failure of a critical supplier, or when new apps or software are rolled out or updated. They could also occur following capacity saturation linked to exceptional events such as population displacements in a context of war. With specific reference to the Paris 2024 Olympic Games, where Orange will be the sole network provider for broadcasts, service interruption would have negative financial impacts and significantly harm the Group’s brand image and reputation.

Despite the business continuity and crisis management measures taken by Orange to protect its networks, resize them and maintain control of its outsourced infrastructure, the ever-increasing occurrence of cyber-attacks, the implementation of all-IP technologies, the increase in the size of service platforms as well as the consolidation of equipment in a reduced number of locations mean that service interruptions could in the future affect a larger number of customers simultaneously or even several countries at the same time.

Such events may disrupt the activity, not only of Orange customers but - more widely - of all citizens, and may even affect their health and safety. They could thus cause Orange to be held liable, lead to a reduction in traffic and revenues, and therefore in earnings and outlook, and cause serious damage to its reputation. If they were to occur at the level of one or several countries, they could also trigger crisis situations, potentially affecting the security of the countries concerned.

Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change.

In the context of wars, terrorism, social or activist movements, or any other situation of internal or external conflict, Orange’s infrastructure is vulnerable and may be the target of sabotage or other intentional damage. In addition, accidental events such as fires or errors or negligence during civil engineering work on infrastructure could also lead to significant destruction of Orange’s facilities.

Lastly, Orange’s infrastructure can also be damaged by natural disasters (earthquakes, floods, storms) whether or not related to weather phenomena, the occurrence and intensity of which are increasing with ongoing climate change. Thus, in the medium term, rising sea levels could affect sites and facilities located near the coast more often.

Whether such damage is intentional or not, it can lead to service interruptions in a context where the expectations of Orange’s customers and other stakeholders remain very high regarding Orange’s capacity to provide service continuity, including in the case of extreme weather events.

Furthermore, while large-scale disasters are likely to aggravate losses and associated damage, the coverage of such losses by insurers could further decrease, leaving Orange to bear significant costs that could significantly affect its financial position and outlook.

Faced with the high connectivity needs linked to changing uses, Orange must accelerate the roll-out of its networks while improving the quality of service, but such investments are constrained by the availability of its resources.

Orange must accelerate the roll-out of its fixed and mobile broadband and very high-speed broadband networks in the regions and improve the quality of service of its networks to meet the high demand for connectivity linked to changing uses. Moreover, Orange has made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange’s investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

Mobile Financial Services activities pose risks to Orange that are specific to this sector in each country covered by its services.

Mobile Financial Services, including banking services, expose Orange to industry-specific risks such as money laundering, terrorist financing and non-compliance with economic sanctions programs, as well as common risks that are particularly sensitive in Mobile Financial Services, such as fraud, cyber-attacks and service interruption.

If they were to materialize, these risks could have a material adverse effect on the Group’s reputation and financial position.

The Group’s brand policy represents a risk for the Orange brand image.

The vast majority of the Group’s business activities are operated under the single Orange brand. Although the Group takes great care to preserve the value of the major asset that is the Orange brand, the execution risks inherent in each of its business activities could, if they materialize, affect the image of the Orange brand and thus damage the reputation of the entire Group, particularly in 2024 when Orange will be the sole network provider for Olympic and Paralympic Games broadcasts.

In the event of significant damage to the Orange brand image, the Group’s earnings and outlook could be adversely affected.

Orange’s new strategy may not yield the expected results.

The success of the strategy Lead the Future (see Section 1.2.3 The Orange group strategy) could depend on the accomplishment of the transformation projects which require, in particular, the support of Orange’s employees and customers. It could also depend on changes in the legal and regulatory framework and a fairer application of the existing legal and regulatory framework to telecommunication operators. The implementation of this new strategy also involves the continuation of operational efficiency programs such as the digitization of processes and cost management and capital allocation policies centered on the creation of value, which may not bring the expected results. Lastly, current geopolitical tensions could also affect how this strategy plays out (see Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks above).

Should Orange only be able to partially implement its new strategy under the proposed plan, the Group may not be able to achieve all of the objectives it has set for itself, which would adversely affect its growth and profitability outlook.

The scope of Orange’s business activities and the interconnection of its networks expose it to numerous acts of technical fraud, specific to the telecommunication sector.

Orange has to deal with various types of fraud on its telecommunication services activities, which may target it directly or its customers. In a context of increasing technological complexity, network virtualization, and acceleration of the implementation of new services or new applications, types of fraud that are more difficult to detect or control may also appear, favored for instance by the development of mass data processing and artificial intelligence, which increases the scope for possible attacks, particularly cyber-attacks.

If a material fraud were to occur, Orange’s revenues, margins, service quality and reputation could be adversely affected.

2.1.2      Legal risks

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy.

In most of the countries where it operates, Orange has little flexibility to manage its business activities because it must comply with numerous restrictive requirements relating to the provision of its products and services, primarily relating to obtaining and renewing licenses to conduct its activities. Orange also has to comply with its own regulatory obligations and oversight by authorities seeking to maintain effective market competition, as well as, in some countries, additional constraints owing to its historically dominant position in the fixed telecommunication market.

Orange’s business and earnings could be materially affected by changes in laws or regulations, some of which may be extraterritorial in nature, or by changes in government policy, including decisions made by regulatory or competition authorities regarding:

−    the modification or renewal under unfavorable conditions, or even the withdrawal, of fixed or mobile operator’s licenses;

−    conditions for accessing networks (primarily in connection with roaming or infrastructure sharing) or rolling-out new networks such as Fiber;

−    service rates;

−    the introduction of new taxes or increases in existing taxes on telecommunication companies, including the introduction of taxes aimed at facilitating the achievement of countries’ carbon neutrality targets (such as taxes on use or handset purchases);

−    banking and financial supervision, and any related compliance regulations such as laws and regulations on economic sanctions;

−    non-financial corporate obligations;

−    data security;

−    merger and acquisition policy;

−    regulations affecting operators in competing sectors, such as cable;

−    consumer legislation.

Such changes, developments or decisions could materially adversely affect the Group’s revenues and earnings.

For further information on regulatory risks, see Section 1.7 Regulation of telecommunication activities.

Orange is regularly involved in litigation, the outcome of which could have a material adverse effect on its earnings, financial position or reputation.

Orange believes that, in general and in all the countries where it operates, it complies in all material respects with the regulations in force relating to its activities and its relations with its partners, suppliers, subcontractors and customers, as well as with the conditions governing its operator’s licenses. However, it is not able to predict the decisions of supervisory or judicial authorities, which are regularly asked to rule on such issues. If Orange were to be ordered by the competent authorities of a country in which it operates to pay an indemnity or a fine, or to suspend certain of its business activities, based on a breach of applicable regulations, its financial position and earnings could be significantly adversely affected.

In addition, Orange (particularly in France and Poland) is frequently involved in proceedings with its competitors and the Regulatory Authorities due to its p-eminent position in some of the markets where it operates, and the claims made against Orange can be very substantial. In the past, the Group has been fined several tens of millions of euros or even several hundreds of millions of euros for cartel practices or for abuse of dominant position. The Group is also involved in commercial disputes where the stakes can be very high. The outcome of lawsuits is inherently unpredictable.

For proceedings before the European competition authorities, the maximum amount of fines provided for by law is 10% of the consolidated revenues of the offending company (or the Group to which it belongs, as the case may be).

Lastly, due in particular to its relationships with numerous partners, suppliers and subcontractors, Orange is exposed to a growing risk of legal action by various stakeholders from civil society alleging shortcomings on environmental, employee-related or social matters. This could be the case, for instance, if Orange were to distribute products found to contain rare minerals extracted under non-compliant conditions. These legal actions could also aim to compel Orange to finance measures intended to limit the effects of climate change. Such actions could cause significant damage to Orange’s reputation and adversely affect its financial position.

The main proceedings involving Orange are described in Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements. Developments in, or the outcome of, some or all of these ongoing proceedings could have a material adverse effect on Orange’s earnings or financial position.

2.1.3      Financial risks

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

At December 31, 2023, the gross value of goodwill recognized by Orange following acquisitions was 33.9 billion euros.

The carrying values of long-term assets, including goodwill, fixed assets and interests in associates and joint ventures, are sensitive to any change in the environment that is different from the assumptions used. Orange recognizes impairment on those assets if events or circumstances occur that entail material adverse changes of a lasting nature, affecting the economic environment or the assumptions or objectives adopted at the time of the acquisition.

Over the past five years, Orange has recognized material impairment of its investments in Romania, Spain, the Democratic Republic of Congo and Jordan. At December 31, 2023, the cumulative amount of goodwill impairment was 10.1 billion euros, excluding impairment of interests in associates and joint ventures which, in certain cases, include goodwill in their carrying value.

New events or unfavorable circumstances could prompt Orange to review the current value of its assets and to recognize further material impairment with an adverse effect on its earnings.

In addition, in the event of a disposal or IPO, the value of certain subsidiaries may be affected by changes in the equity and bond markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Impairment losses and goodwill and Note 8.3 Impairment of fixed assets to the Consolidated Financial Statements included in Item 18.

Credit-rating risk

A change in Orange’s credit rating could increase the cost of debt and in some cases limit access to the financing it needs.

Orange’s credit rating from rating agencies is based partly on factors beyond its control, namely conditions affecting the telecommunication industry in general or conditions affecting certain countries or regions in which it operates. It may be changed at any time by the rating agencies, in particular as a result of changing economic conditions, a downturn in the Group’s earnings or performance, or changes to its shareholding structure. A prolonged multi-notch downgrade in Orange’s credit rating would have a material adverse effect on its financing terms.

Liquidity risk

Orange’s earnings and outlook could be affected if conditions of access to capital markets were to become difficult.

Orange mainly finances itself through the bond markets. Very unfavorable changes in the macroeconomic environment could restrict Orange’s access to its usual sources of funds or significantly increase its financing costs due to an increase in market interest rates and/or the spreads applied to its borrowings.

Any inability to access the financial markets for a lasting period and/or obtain financing on reasonable terms would have a material adverse effect on Orange. In particular, the Group may not be able to carry out certain projects or could be forced to allocate a significant portion of its available cash to servicing or repaying its debt, to the detriment of investment or shareholder returns. In any event, Orange’s earnings, cash flows and, more generally, its financial position and flexibility could be adversely affected.

See Note 14.3 Liquidity risk management to the Consolidated Financial Statements, which sets out the various sources of funding available to Orange, the maturity of its debt and changes in its credit rating, as well as Note 14.4 Financial ratios, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Market risks

Interest rate risk

Orange’s business activities could be affected by the changes in interest rates.

In the normal course of business, Orange obtains most of its funding from capital markets (particularly the bond market) and makes little use of bank credit.

Since most of its current debt is at a fixed rate, Orange has limited exposure to a short-term rise in interest rates. The Group remains exposed to a sustained and continuous increase in interest rates for its future financing.

To limit exposure to interest rate fluctuations, Orange uses financial instruments (derivatives), but the Company cannot guarantee that transactions carried out with such financial instruments will completely limit its exposure, or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instruments strategy proves ineffective, its cash flows and earnings may be adversely affected.

In addition, the costs of hedging against interest rate fluctuations could increase in line with market liquidity, banks’ positions, and, more broadly, the macroeconomic situation (or how it is perceived by investors).

Foreign exchange risk

Currency markets can be volatile due to economic and geopolitical conditions which may expose Orange to foreign exchange risk.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham. Intra-period variations in the average exchange rate of a particular currency could materially affect revenues and expenses denominated in that currency, which could materially affect Orange’s results, such as for example the near 50% devaluation of the Egyptian pound in November 2016. In addition, Orange operates in other monetary zones, in particular in Africa and the Middle East. Depreciation of the currencies of the countries in this region would negatively affect the Group’s consolidated revenues and earnings.

When preparing the Consolidated Financial Statements, the assets and liabilities of foreign subsidiaries are translated into euros at the fiscal year closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of these subsidiaries.

The management of foreign exchange risk and an analysis of the sensitivity of the Group’s position to changes in exchange rates are set out in Note 14.2 Foreign exchange risk management to the Consolidated Financial Statements.

2.1.4      Non-financial risk factors

Non-financial risks included in the scope of Orange’s Statement of Non-Financial Performance (SNFP) are identified, assessed and managed using the same methodology as that used for operational risks related to its business, legal risks and financial market risks.

In its SNFP, Orange presents the material environmental, employee-related and social risks to which its business activities may give rise, whether for itself or its stakeholders, as well as risks relating to governance, such as corruption risks, and matters relating to business ethics and the fight against tax avoidance. These risks were assessed in relation to the non-financial challenges that appear in the Group’s double-materiality matrix (see Section 2.2.2).

Combating tax avoidance, food waste and food insecurity and promoting respect for animal welfare and responsible food practices were all taken into account in Orange’s non-financial risk assessment. However, they were not considered likely to give rise to material risks to the Group’s operations or reputation, or to have a material impact on stakeholders, because of the Group’s activities.

Orange is exposed, particularly as a result of cyber-attacks, to risks of disclosure or inappropriate modification of personal data, especially those of its customers.

Orange’s business activities require the transmission via its networks and the storage on its infrastructure of the personal data of its customers, employees or the general public.

Despite its infrastructure protection systems, Orange’s business activities expose it - in terms of infringement of human rights and fundamental freedoms - to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of such personal data, in particular when setting up new services or apps or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices). The occurrence of these risks could result in particular from (i) malicious acts (such as cyber-attacks) targeting personal data, (ii) negligence or errors committed within Orange or within the Group’s partners to whom certain operations are outsourced, or (iii) government requests that are not compliant with legal or regulatory requirements (see also the risk factor The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of violating human rights and fundamental freedoms).

Orange may be held liable in various countries, under personal data protection laws (such as the General Data Protection Regulation (EU) 2016/679 of April 27, 2016, GDPR), which strengthen the rights of individuals and increase the obligations of companies involved in data processing, such as telecommunication operators and financial services providers. If these risks were to materialize, the owners of the data disclosed or modified could suffer damage, and the Group could be held liable, compliance with its purpose could be called into question and its reputation could be materially affected.

Orange faces various internal and external risks relating to human health and safety.

Owing to the specific nature of Orange’s business as an operator and its geographical scope, international conflicts and a context where social tensions and industrial unrest are increasing expose Orange employees and subcontractors to risks to their safety while performing their professional activities.

In addition, in a context of more regular teleworking, Orange’s employees and its subcontractors are exposed to the risks associated with these new working conditions, which are sometimes sources of social isolation, which can also have direct or indirect repercussions on their health or even their safety.

In addition, the Group’s transformation program, the rapid acceleration of the virtualization of interactions and the development of digital tools could generate psychosocial risks, potential sources of physical or psychological disability for individuals. Such risks could also slow the Group’s strategy roll-out and have a material impact on its reputation and operation.

Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

Every year, a significant number of employees leave the Group or, in France, benefit from end-of-career part-time work arrangements. This trend accelerated in 2023, particularly within the central functions of the various operational headquarters, as part of the implementation of the new intergenerational agreement in December 2021.

At the same time, the need for new skills is growing, whether related to technological developments or the Group’s line of development specifically in terms of rare skills or occupations experiencing shortages in the job market. If Orange’s attractiveness as an employer or its training programs were to prove insufficient, this could reduce its ability to effectively pursue its activities and successfully implement its strategy; its earnings and outlook could be adversely affected by it, and some of the human risks described in the risk factor "Orange faces various internal and external risks relating to human health and safety" could increase.

In addition, without the necessary skills, the Group’s commitment to provide digital support to stakeholders could prove harder to keep.

The commitments made by Orange in terms of reducing its environmental impacts may not be met because they are largely based on its value chain and depend on the rapid development of new uses and technologies.

Orange has made a commitment to be Net Zero Carbon by 2040 and has set itself intermediate objectives to achieve this. The plan initiated by Orange should enable it to limit its environmental footprint and that of its value chain. The implementation of the principles of the circular economy, the many actions aimed at strengthening the control of its energy consumption, and the use of renewable energies or investments in carbon sinks fully contribute to this approach.

A predominant part of Orange’s environmental footprint is, however, linked to its value chain. As such, Orange’s efforts to achieve its commitment to be Net Zero Carbon in 2040 could be jeopardized both by the difficulties that its suppliers and subcontractors could encounter to reduce the footprint of the products and equipment supplied to Orange and by the sharp increase in digital traffic linked in particular to the development of uses.

If Orange’s environmental action plans, particularly during the period of technological transition on fixed and mobile networks, prove insufficient or require the mobilization of unavailable resources, the Group could fail to meet its commitment. This situation could have a significant negative effect on its image and could consequently lead to a loss of confidence among its stakeholders. This could lead, among other things, to a reduction in the number of customers, a loss of attractiveness as an employer, or an increase in the cost of financing. Should they materialize, these risks could, in addition, render Orange liable since these factors as a whole could affect the earnings and outlook of the Group. Beyond potential adverse effects on Orange, this could curb the development of the digital society.

The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of violating human rights and fundamental freedoms.

As the Group’s activities and those of its suppliers and subcontractors are carried out in all parts of the world, Orange could, in spite of the implementation of its Vigilance Plan, be exposed to violations of human rights and fundamental freedoms involving third parties with which a direct or indirect link may be established. Such violations may relate to forced labor, modern slavery or human trafficking, the rights of children, non-decent, discriminatory or dangerous working conditions, interference with freedom of association or expression, or privacy. In particular, they could occur in regions where minerals are mined, processed and traded in conflict zones, or areas where human rights are not respected.

If they were to materialize, these risks could have a material adverse impact on Orange, or the relevant suppliers and subcontractors, in terms of image and reputation, and could result in liability for the Group.

In addition, Orange could be forced to comply with injunctions from local authorities other than what is formally required by law and regulations in the sense of having to suspend the operation of certain networks for which Orange is responsible or intercept communications, or even disclose personal data to third parties. Orange may also be compelled by local authorities to suspend or intercept communications that are routed by it.

Such situations could tarnish Orange’s reputation and result in the infringement of the freedom of expression and respect for privacy of the populations of the offending countries.

Orange is exposed to risks of corruption or individual or collective behavior that is not in line with its business ethics.

As the Group’s activities and those of its suppliers, subcontractors and partners cover all regions of the world, Orange could, despite its efforts to continually improve its anti-corruption system in accordance with applicable laws, be exposed to or implicated in cases related to corrupt practices or influence peddling. Similarly, despite its fraud prevention and detection program, Orange could also be the victim of fraudulent behavior or behavior that does not comply with international conventions, its Code of Ethics or its supplier code of conduct. Such behavior may originate from persons or companies with which a direct or indirect link can be established, and may directly or indirectly target Orange, its customers, its business relationships or its employees.

In any event, the Group could be held liable, and Orange’s earnings, service quality and reputation could be adversely affected.

Orange and some of its stakeholders are exposed to physical and transition risks related to climate change.

In addition to the impacts on Orange’s infrastructure (see Section 2.1.1 Operational risks "Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change"), climate change could also worsen the health or economic situation of Orange’s customers and employees, and more generally of populations, potentially generating significant migration flows, particularly in the Africa & Middle East region on which part of the Group’s growth outlook depends.

Despite the climate change mitigation and adaptation measures implemented by Orange, if such events were to occur, Orange could find it more difficult to fulfill its purpose, particularly in terms of its commitment to digital inclusion.

In addition, climate change could have other material impacts on Orange’s business activities; for example, the availability and price of certain raw materials that are in the composition of the products sold or used by Orange as part of its telecommunication services (see Section 2.1.1 Operational risks "A large part of Orange’s revenue is achieved in markets that are both highly competitive and regulated where pressure on price remains strong"); or changes in the regulations applicable to Orange (such as, for example, the introduction of a carbon tax or the ban on the sale of certain products (see Section 2.1.2 Legal risks "Orange operates in highly regulated markets and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy"). These transition risks could have direct and indirect financial impacts for the telecommunication industry and specifically for Orange.

Exposure to electromagnetic fields from telecommunication equipment could have harmful effects on health and the perception of such a risk could hinder the development of services. Excessive and inappropriate use of telecommunication services and equipment could also have harmful consequences on health.

The concerns raised in many countries regarding the possible human health risks of exposure to electromagnetic fields from telecommunication equipment have generally led public authorities to adopt binding regulations and health authorities to issue various precautions on usage.

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). The complementary scientific studies conducted to date on some of the spectrums used for 5G have come up with similar findings. Nevertheless, Orange cannot prejudge the findings of future publications on these issues. If an adverse health effect were to be scientifically established, it would have a material adverse effect on Orange’s business and brand image and on the Group’s earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

Any public perception of a risk to human health or biodiversity could lead to a reduction in the number of customers and their level of use, as well as an increase in litigation, particularly against the installation of mobile antennas. This could lead to difficulties in creating new sites, in a context where certain stakeholders question the usefulness of rolling out 5G networks. There could also be a tightening of regulations, resulting in reduced coverage, failure to meet Orange’s coverage commitments to the authorities, deteriorating quality of service and an increase in network roll-out costs.

The ubiquity of connected digital equipment may lead to inappropriate use due to overuse or exposure to inappropriate content and online harassment. Negative consequences on users could be both physical and psychological, particularly on young adults and children. If this ubiquity were perceived as a risk for the most vulnerable groups, it could undermine confidence in digital technology and act as a brake on innovation, and, for Orange, result in a decrease in the use of its services and a deterioration of its image.

Moreover, the use of new technologies such as generative artificial intelligence presents human and social risks that we do not yet fully comprehend.

In any event, the Group could be held liable, and Orange’s revenues, earnings, service quality and reputation could be adversely affected.

2.2     Activity and risk management framework

Orange’s risk management and internal control systems consist of an organization, procedures and management systems implemented by General Management and all employees under the authority of the Board of Directors. They are designed to provide reasonable assurance regarding the achievement of operational and strategic objectives, compliance with applicable laws and regulations, and the reliability of financial and non-financial information.

The measures in place notably enable Orange to meet its obligations under certain laws such as the US Sarbanes-Oxley Act, France’s Financial Security Law of July 17, 2003, Government Order 2008-1278 of December 8, 2008 transposing Directive 2006/43/EC of May 17, 2006 on statutory audits, the Government Order of March 17, 2016 transposing Directive 2014/56/EU, and also French Law 2016-1691 of December 9, 2016 on transparency, the fight against corruption, and the modernization of economic life, known as Sapin II, as well as Law 2017-399 of March 27, 2017 relating to the duty of vigilance of parent companies and ordering companies, which requires the implementation of a Vigilance Plan, and Directive 2014/95/EU of October 22, 2014, as regards the disclosure of non-financial information, transposed into French law by Decree 2017-1265 of August 9, 2017.

The activity and risk management framework is steered by General Management’s Risk Committee, and is supported by the work of the other governance committees (see Section 5.2.2.3 Executive Committee and Group governance committees and Section 5.2.1.6 Committees of the Board of Directors). It is coordinated, in particular by the Group Audit, Control and Risk Management Department, with a contribution from the Group’s Corporate Social Responsibility Department, the Security Department and Compliance Department. The systems are rolled out in all Group entities as part of a continuous improvement process.

Non-financial risks are presented separately in Section 2.2.3 Control framework for non-financial risks of the Statement of Non-Financial Performance.

The activity and risk management framework is based on a cross-functional and collaborative structure, organized into three lines of control:

−    the first line provides operational products and services and manages risks in operations in line with the requirements of the second line;

−    the second line defines, rolls out, coordinates and assesses the Group’s risk management and internal control systems, and provides expertise and assistance;

−    the third line provides independent and objective assurance.

The diagram below shows the various players and their interactions, highlighting the central role of the Group Audit, Control and Risk Management Department in relation to the other players in the support functions contributing to the second line.

Furthermore, the Group’s General Inspection Department investigates any Group entity, exclusively at the request of the Group’s Managing Director, to whom it reports directly. It is informed about the work of General Control and Internal Audit and may request their input. The Group’s Inspector General sits on the Risk Committee, the CSR and Ethics Committee and the Group Investment Committee.

Finally, in accordance with the provisions of Directives 2006/43/EC and 2014/56/EU, the Audit Committee of the Board of Directors is tasked with monitoring the effectiveness of internal control and risk management systems, particularly for financial purposes, in addition to reviewing exposure to employee-related and environmental risks, in accordance with the Afep-Medef Code. Furthermore, the application of the ordinance of 6 December 2023 transposing the directive of 16 December 2022 called "CSRD" (Corporate Sustainability Reporting Directive) on sustainability reporting led the Board of Directors, at the meeting on 14 February, on the recommendation of the CGRSE, to entrust the Audit Committee with the responsibility of monitoring the non-financial reporting process.

2.2.1      Group Audit, Control and Risk Management

A new Audit Control Risk charter was signed in December 2023 by the Chief Executive Officer and the Group Executive Director Finance, Performance and Development. It defines the framework of the missions of the ACR community (Audit, Control and Risks) under the guidance of the Group Audit, Control and Risk Management Department (DACRG) and the integrated insurance approach (synergies between local and central ACR functions, and operational departments) to meet the company’s objectives. The charter reminds of the independence of internal audit in its operation as an actor in the third line of control.

The DACRG is under the authority of the Group Executive Director Finance, Performance and Development. It combines the following functions within a single body: internal audit, risk management, general control, credit management, internal control and fraud and revenue assurance.

Its role is to define, roll out, manage and assess the activities and risk management system of the Group as a whole on behalf of General Management with a view to providing integrated assurance, offering the optimum balance between risks and opportunities, working closely with the operational departments and addressing their concerns, capitalizing on a team of experts and co-constructing innovative approaches, in cooperation with the other teams responsible for Group risk management, while preserving audit independence.

At the heart of the Group’s challenges and strategy, the DACRG supports developments in the Group’s activities through this integrated assurance. To this end, its role is to protect revenues (through revenue assurance and customer risk management), control fraud (prevention, detection and handling), provide support to the second line of control and strengthen governance, while offering solutions to improve risk control and create value.

The continuous improvement process in risk management and internal control is reflected, for instance, in:

−    updates of the fraud prevention processes, the modules of which are distributed and evaluated on a regular basis;

−    risk management training for Directors and Chief Executive Officers of subsidiaries;

−    the matching of audit assignments with the Group’s major risks;

−    the dissemination of defined policies and practices, which cover the main activities and may be accompanied by a self-assessment process to enable entities to position themselves in relation to the practices and levels of control expected by the Group;

−    the development and implementation of procedures for analyzing large volumes of data to improve the effectiveness of the actions of the teams.

The DACRG coordinates the organization of Audit, Control and Risk Management reviews with members of the Executive Committee in collaboration with the divisions’ Internal Control functions. They are designed to provide assurance that the internal control system is effective, namely that the principal risks have been identified and the appropriate steps have been taken to limit their potential impact. Audit, Control and Risk Management reviews are part of the integrated assurance approach between operational departments and functions in charge of risk management.

Under the Strategic Plan, the DACRG and the ACR community have been strengthened to support business growth internationally and its diversification into multi-services, particularly in Mobile Financial Services.

Lastly, the DACRG’s activities are in line with the best practices promoted by IFACI (Institut français de l’Audit et du Contrôle Interne - French Institute for Audit and Internal Control) and AMRAE (Association pour le Management des Risques et des Assurances de l’Entreprise - French Association for Enterprise Risk and Assurance).

ISO 9001 Quality Certification for the Group Audit, Control and Risk Management Department

The 2015 version of the ISO 9001 certification for the DACRG was confirmed in June 2023.

This quality approach, which supports the DACRG’s aim of becoming a "trusted business partner" contributes to the improvement and simplification of all processes with a view to adopting best practices that meet the requirements of Orange’s stakeholders.

This certification covers all activities carried out by the DACRG in the field of risk management within the Group.

Group Internal Audit

Group Internal Audit has around 50 qualified auditors working as a shared service for all Group entities. They are located in France for the most part. Group Internal Audit includes dedicated experts for the IT system, the networks and financial services. Group Internal Audit cooperates with local audit teams, in accordance with their governance rules, sharing of audit plans, follow-up of recommendations, joint audits and methodological exchanges. This mainly concerns operator subsidiaries that are not wholly owned (notably Orange Polska and Orange Belgium in Europe and the Sonatel and Orange Côte d’Ivoire Groups in Africa). Group Internal Audit, Orange Polska’s Internal Audit, Orange Côte d’Ivoire’s Internal Audit and Sonatel Group’s Internal Audit are subject to annual certification by IFACI (Institut Français de l’Audit et du Contrôle Internes - the French Institute for Audit and Internal Control), in accordance with the French professional standards for internal audit.

In February 2024, the Chairman of the Audit Committee, the Chief Executive Officer and the Group Executive director Finance, Performance and Development signed a Group Audit Charter specifying the powers, scope and operating rules of the Group Internal Audit. This Charter strengthens the link with local audit teams, in particular by establishing a functional link.

Issues may be referred directly to Group Internal Audit by the Chair of the Audit Committee in the course of his duties or by General Management. The Group Audit Director may inform the Executive Committee and the Audit Committee directly.

Each year, the audit plan is endorsed by the Risk Committee and approved by the Audit Committee. An annual report, with the main results and findings, is also presented to the Risk Committee of the General Management and then the Audit Committee.

The joint operation with Deutsche Telekom (BuyIn) is jointly audited by the Internal Audit Departments of the Orange group and Deutsche Telekom.

Through its assignments, Internal Audit helps the Group maintain an appropriate control system by assessing its effectiveness and efficiency and issuing observations and recommendations for its continuous improvement. The recommendations arising from internal audit assignments are systematically monitored, and give rise to action plans that are drawn up and implemented by the Group’s divisions and subsidiaries. These assignments notably include work performed at the request of the Group’s Internal Control Department as part of the systematic assessment of management systems, particularly through cyclical audits of subsidiaries’ internal control systems. Internal Audit also contributes to the process of identifying, assessing and handling risks through the results of audit assignments and recommendations.

Risk Management

The Group’s Risk Management Department defines the strategy and rolls out the Group’s risk management approach, within the framework of the integrated approach promoted by the ACR charter. To that end:

−    it coordinates the risk identification and assessment processes on behalf of the Risk Committee (see Section 5.2.2.3 Executive Committee and Group governance committees);

−    it ensures that the corresponding action plans are followed up on, with support from Group Internal Control and networks of risk managers and internal controllers from the entities and subsidiaries;

−    it supports Group entities in mapping risks of all kinds, including supporting the Group Corporate Social Responsibility Department with regard to non-financial risks;

−    it contributes to crisis management by presenting forecast scenarios and by analyzing the causes and consequences of undesirable events;

−    it anticipates, in collaboration with the Group Strategy Department, the risks related to the strategic plan.

A risk is defined as a potential event, the consequences of which, if it occurred, would prevent Orange or one of its entities from carrying out its missions, meeting its commitments or achieving its objectives, or which could affect Orange’s employees, assets, earnings and financial position, the environment, or the reputation of the entity or the Group.

The various sources of risk identification combine the views of management and those of the operating entities. The analysis of causes and consequences complements and fine-tunes the description of the event and respectively influences the risk probability level or risk impact level. The context analysis makes it possible to characterize the risk in each particular situation, to fine-tune its causes and consequences, and to assess the probability and impacts in a way that is suited to the location of the organization where the risk is observed. Risk mapping reflects the principle of the prevalence of impact analysis (consequence-related) over probability analysis (cause-related).

Group departments identify and assess, at least annually, the risks that fall within their scope. This risk map forms the cornerstone on which the management systems are built. It creates a connection to the additional action plans aimed at stepping up the internal control required for the coverage of these risks. The list of significant events, changes in risks and the monitoring of action plans are examined in relation to each department’s Audit, Control and Risk Management reviews.

At Group level, risks are monitored by General Management’s Risk Committee. The report on overall risk management is reviewed at least once a year by this committee. It is presented to the Directors at a special meeting of the Audit Committee, during which major risks are discussed in the presence of the Directors concerned. This process includes a review of all the risks described in Section 2.1 Risk factors of this document.

In 2021, an audit of the Group’s risk management system, carried out by a firm of external auditors, concluded that the principles and practices mentioned above are assets and knowledge on which the Group has built a robust risk management system.

General Control and investigations

General Control is tasked, at the request of Executive Committee members or their respective Management Committees, or following a report from the whistleblowing system, with investigating matters involving employees that may run counter to the Group’s interests. These matters may involve instances of fraud, conflicts of interest, damage to Group assets, behavioral problems and in general any acts by employees that are inconsistent with Group rules. In this respect, General Control works in a complementary manner to the various departments within the DACRG as well as to Group General Inspection. In France, General Control is represented by the investigations unit, which was merged in 2020 into a single team, and at Group level, for international affairs and central functions, by the General Controllers. Some countries, such as Poland, Spain, Romania and Senegal, have dedicated internal structures and operate in a network with General Control.

Credit Management

Group Credit Management is tasked with minimizing financial risks related to credit granted to Group customers. Its objective is to have a consolidated view of credit risks with customers and partners (periodic Credit Committee meetings) and to implement tools to manage those risks. To do this, it relies on local teams or contacts and on the processes in place in each operating entity.

It promotes the Credit Management culture and supervises customer risk management within the Group. It heads the Group Credit Committee, which meets periodically with the various divisions to review bad debt, which is recognized in other operating income and expenses (see Note 4.3 Trade receivables and Note 5.2 Other operating expenses to the Consolidated Financial Statements).

As in the previous year, the teams pursued measures to harmonize, consolidate and control the financial impacts related to the current crises.

Internal Control

Group Internal Control develops and leads the Internal Control strategy within Orange. To that end, it defines a methodology, processes and the tools necessary for its application. It implements them annually, in particular with:

−    the management and dissemination of the Group’s internal control framework through Orange’s internal control policy, on governance, control environment and operational processes, and other policies and practices coordinated in association with the relevant second-line players, in order to capitalize on and reinforce all the existing systems;

−    support for Group entities in their risk review procedures and associated control systems (governance, control environment, operational processes). These procedures are based on an end-to-end cross-functional vision, the aim being to identify the main improvements to be made in terms of risk coverage and therefore internal control, and to take corrective actions as needed;

−    the monitoring of entities in the control of their internal control assessment system based on risk analysis. In addition, internal audits can be used, as part of the Standard Entity Reviews, to confirm the results of the self-assessment and ensure the effectiveness of the action plans implemented.

Group Internal Control coordinates the Internal Control functions of divisions and entities by providing them with support and advice on the quality and control of their systems. The aim of the local Internal Control functions is to assist the operating managers of their entities in order to help them structure and maintain an efficient Internal Control system meeting both their own needs and the Group’s standards. To that end, they apply the Group’s activity and risk management control guidelines within their entities.

Group Internal Control assists the various departments through Internal Control assignments designed to provide reasonable assurance that activities are properly controlled in various areas (e.g. compliance with laws and regulations, governance, operational or decision-making processes, integration of new entities, support for the implementation of action plans, etc.).

Group Internal Control is a stakeholder in the overarching project to implement the requirements of the EU Corporate Sustainability Reporting Directive (CSRD), alongside the Sustainable Finance Department and the Group’s executive management for Corporate Social Responsibility.

Among its recurring actions, it follows up with the heads of the governance committees (see Section 5.2.2.3 Executive Committee and Group governance committees).

The Orange group’s Internal Control function coordinates the Group’s GRC (Governance, Risk & Compliance) solution, in particular for internal control and risk management system documentation, assessments and action plans, and internal audit recommendations. The GRC solution, which is regularly updated, meets the company’s expectations with a view to strengthening the integrated assurance strategy developed and rolled out by the DACRG.

The Internal Control assessment is presented to the Group Risk Committee and then to the Audit Committee.

Fraud and Revenue Assurance

Revenue recognition in the telecommunication industry is based on data capture, involving various components of the access network (supporting and collecting uses), valuation via the IT systems (supporting the customer bases and valuation of individual items), and recording via the accounting and financial systems (supporting the production of financial statements). The complexity of this technical and commercial architecture has led Orange, through its Fraud and Revenue Assurance Department, to develop its own revenue protection strategy. It is supported by a methodology that ensures the correct measurement, substance, comprehensiveness and valuation of the individual elements underlying customer invoicing, through a risk-oriented overview of the entire process chain.

Group Fraud and Revenue Assurance (GFRA) also defines the Group’s strategy and approach to fraud prevention and detection. To support the roll-out of this strategy, GFRA works very closely with the Internal Control and Risk Management teams, along with other central and operating entity teams.

Orange has adopted an approach based on risk analysis and anticipation in order to manage fraud. GFRA continuously monitors existing and emerging fraud risks, as well as any new fraud-related legislation. This enables Orange to adapt its anti-fraud strategy accordingly. GFRA maintains up-to-date mapping of the Group’s fraud risks, covering all risks anticipated in this area (including financial statement fraud, technical (cyber) fraud, identity theft and social engineering fraud, missing trader VAT carousels, money laundering and terrorist financing).

Orange has implemented preventive controls to reduce the likelihood of the occurrence of fraud that could constitute a major risk.

Since prevention cannot be 100% effective, the Group has also defined a control framework designed to detect instances of fraud. Any case or suspicion of fraud identified through these controls is investigated and dealt with in accordance with the law and Orange’s ethical principles.

Orange believes that to manage fraud risk and protect revenues effectively, the cost of fraud and revenue loss must be controlled at the entity level and consolidated at the Group level, allowing major incidents to be analyzed and handled, and any emerging trends to be identified. With regard to the production of Group financial information, the approach defined by GFRA includes the relevant risks in this area, such as fraud committed by management or financial statement fraud.

Fraud detection is the responsibility of management, assisted by GFRA and local fraud detection specialists in the Group’s entities.

A Group whistleblowing system is in place, as provided for under the Sarbanes-Oxley Act, France’s Sapin II law of December 9, 2016 and the Law of March 27, 2017 relating to the duty of vigilance of parent companies and ordering companies. The system is presented in Section 4.3.3.8.2 Group whistleblowing system.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to General Control. The investigation services are responsible for establishing the materiality of the facts. In cases of internal fraud, company management determines the penalties. For all cases detected (internal or external fraud), the legal, civil or criminal consequences are considered after consulting the company’s Legal Department.

As part of a continuous improvement process, cases of fraud are analyzed by GFRA in order to improve controls and the measures to be taken, and thus better prevent and detect similar cases.

A report on fraud prevention and detection is reviewed at least once a year by the Group Risk Committee and presented at a Joint meeting of Board Committees.

2.2.2      Specific Financial Internal control procedures

The specific Financial Internal Control procedures relate to the preparation and processing of accounting and financial information, and the Internal Control work carried out pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, an insurance policy translates certain operational risks into financial commitments.

2.2.2.1     Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The Group Accounting Department and the Group Controlling Department, which both report to the Group Executive Director, Finance, Performance and Development, play a decisive role in the Internal Control system.

The Group Accounting Department and the Group Controlling Department have the following key duties:

−    producing the Group’s Consolidated Financial Statements and the Statutory Financial Statements of Orange SA and certain French subsidiaries within timeframes that meet financial market requirements and legal obligations; ensuring that the statements provide a true and fair view of the company in compliance with the accounting policies adopted by the Group;

−    preparing reports on the Consolidated Financial Statements and the Statutory Financial Statements and producing the documentation necessary for the financial communication of results and the management reporting summary for the Executive Committee;

−    managing the monthly and quarterly reporting cycle, allowing management to measure the Group’s performance on a regular basis;

−    designing and implementing Group accounting and management methods, procedures and standards;

−    and identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

Within these departments, Internal Control of accounting and financial information is organized around the following elements:

−    the Disclosure Committee;

−    the Group accounting and controlling function;

−    unified accounting and management reporting;

−    and Group-wide accounting standards and methods.

Disclosure Committee

The Disclosure Committee operates under the authority of the Group Executive Director Finance, Performance and Development. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant department heads within the accounting, legal, internal audit, management control, investor relations and communications fields. It ensures the integrity, accuracy, compliance with applicable laws and regulations and recognized practices, consistency and quality of the Group’s financial information. It carries out this task within the procedural framework for the preparation and validation of financial information as defined for the entire Group. Accordingly, it examines all financial disclosures made by the Company: the Consolidated Financial Statements, the annual and half-yearly financial reports, the Universal Registration Document filed with the AMF and the US Annual Report (Form 20-F) filed with the SEC, as well as any press releases containing financial information and presentations to institutional investors. In addition, the Committee looks at the financial communication of the principal listed subsidiaries. It met 13 times in 2023.

Unified accounting and management reporting

All Group entities are part of the Group’s management and steering cycle, which has three fundamental components:

−    the forecast process (plan, budget and periodic internal forecasts);

−    the process of preparing the companies’ Statutory Financial Statements and the Group’s Consolidated Financial Statements; and

−    the management reporting process.

Forecast process (plan, budget and periodic internal forecasts)

The Group’s budget process requires regular updates of internal projections and management’s close involvement. It is applied to all the Group’s countries, divisions, business units and subsidiaries.

The budget must reflect the Group’s ambitions at each level of the organization. The budget is drawn up once a year in the fourth quarter, and is presented to and approved by the Group’s governance bodies. Further forecasts are made during the year to determine the allocation of resources with a view to achieving the budget objectives.

The budget dossier is composed of:

−    packages of financial data along with summary comments, particularly on major actions, and detailed analyses on revenue, cost trajectories and planned sales initiatives;

−    investments detailed by nature;

−    and an analysis of risks and opportunities.

As part of the budget process, the divisions establish and analyze performance measurement indicators. The budget is broken down by month to serve as a reference for the Group’s monthly reporting.

The Group also draws up a multi-year plan for all countries and divisions, setting out medium-term financial trajectories for the Group.

Process of preparing the companies’ Statutory Financial Statements and the Group’s Consolidated Financial Statements

Orange’s financial statements are prepared in accordance with the following principles:

−    p-closing of accounts at the end of May and the end of November;

−    anticipation of estimates and handling of complex accounting operations;

−    and formalization of closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the entry of consolidation packages constitutes a common framework for all contributors, thereby strengthening Internal Control within the accounting and controlling function.

Instructions from the Consolidation Department specifying the process and agreed timeline for each closing are disseminated within the Group, and then broken down by subsidiary.

Consolidation packages are prepared monthly by Group entities in accordance with IFRS and entered into the Group’s consolidation and reporting tool.

Where they are compatible with local rules applicable to the Statutory Financial Statements, the Group principles are preferred in order to limit subsequent restatements. However, if an entity applies principles that are not consistent with those of the Group in its Statutory Financial Statements and they have a material impact on the assessment of its earnings and assets, the entity concerned will make adjustments to ensure consistency.

Each entity is responsible for identifying, periodically measuring and reconciling differences in accounting methods between the Statutory Financial Statements and the Group standards.

The identification and assessment of the Group’s unrecognized contractual commitments are covered by a specific report drawn up annually by the Legal Department and the Finance Department, working in close collaboration. The Group’s significant litigations that are likely to have a material impact on its financial position are brought to the attention of the Claims and Commitments Committee (see Section 5.2.2.3 Executive Committee and Group governance committees).

Management reporting process

The reporting process is a major part of the financial control and information system. It is the preferred tool for monitoring, controlling and steering the Group’s General Management. The reconciliation of accounting information with forecast data, combined with monthly analysis at each level of the Group, contributes to the quality and reliability of the information produced. This operating principle, established by the controlling and accounting functions, applies to all Group entities and at each level of the organization (business unit, division and Group).

The Group’s reporting content and supporting documents, which are used to track the achievement of Group objectives, are established on a regular and consistent basis. The financial data used for reporting are derived mainly from the Group’s consolidation and reporting tool, and reporting formats are standardized. The reports are validated by the heads of the Controlling Department in each country.

This reporting allows for the Group’s management and performance indicators to be monitored, and consists of:

−    a reporting in the second and third months of each quarter, including financial and operational indicators and identifying the main changes by business segment, country and business line;

−    a quarterly dashboard designed to provide the Chairman and Chief Executive Officer and the Executive Committee with key operational indicators for the Group as well as major events and alerts.

Business reviews at the Executive Committee level are organized by country under the authority of the Group Executive Director Finance, Performance and Development. Their purpose is to steer the business. They bring together the Chief Executive Officer, Group Finance Department and the country CEO and Finance function, as well as HR, on a quarterly basis. These reviews are based on formalized and standardized reporting. The collection of information for these reports is organized for each country in accordance with the Group’s reporting instructions.

Group-wide accounting standards and methods

For the preparation of projected and actual Consolidated Financial Statements, the Group has opted for the unification principle, which implies:

−    consistency of the reference framework, accounting methods and consolidation rules;

−    standardization of reporting formats;

−    and use of a common IT consolidation and reporting tool within the Group.

The Group Accounting Department is responsible for defining and disseminating the Group’s accounting policies under IFRS. It also monitors changes in standards and formalizes the Group’s accounting policies under IFRS in a systematic and structured manner through the Group accounting manual, closing instructions and information or training meetings.

The system is supplemented by the establishment of standards liaison officers in the various countries and divisions. They form a network tasked with identifying accounting issues locally, disseminating the Group’s accounting policies among divisions, countries, entities, and accounting departments, and taking into account the training needs of employees responsible for the proper application of Group accounting policies.

2.2.2.2     Summary of internal control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act

Due to its listing on the New York Stock Exchange, Orange is subject to the provisions of the US Sarbanes-Oxley Act.

Pursuant to the provisions of Section 404 of this Act, the Chief Executive Officer and the Group Executive Director Finance, Performance and Development are required to prepare a report in which they make a statement on the effectiveness of internal control procedures relating to the preparation of the Group’s financial statements under IFRS, as presented in the annual report (Form 20-F), which is filed with the US Securities and Exchange Commission (SEC). The Statutory Auditors conduct their own assessment of Internal Control. The management and Statutory Auditors’ reports are included in Form 20-F each year.

To better meet the requirements of Section 404 of the Act, Orange has implemented, under the guidance of the Group Internal Control Department, a permanent program to strengthen Internal Control culture across the entire Group.

By applying principles issued by the SEC, Orange focuses its Financial Internal Control system on areas of significant risk, making it both more relevant and more effective, and limiting the assessment work to controls covering those areas.

Regarding the reliability of financial information, Orange relies on the internationally recognized 2013 framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Orange organizes the five components of the COSO under two headings:

−    control environment (governance committees, overall policies and procedures);

−    and operational control (flows and processes).

The annual work program, which covers the control environment and operational control, comprises the following main actions, based on the risks identified:

−    identification of the scope: this concerns the Group’s governance committees, control environment areas and consolidated entities whose scope is aligned with the audit of the financial statements;

−    scoping: identification by entity of the relevant control environment domains and flows and information systems supporting those flows;

−    documentation of the Internal Control system implemented and assessment of its effectiveness.

The work relating to the assessment of Financial Internal Control takes into account the work undertaken by those responsible for the second line of control, such as risk management analyses, work on fraud (prevention, detection and investigation) as well as the work of the third line, i.e. internal audit.

The operational effectiveness of the Internal Control system for the production of the financial statements was assessed by the company and did not reveal any major weaknesses.

In addition, the Statutory Auditors carry out an independent assessment of the Financial Internal Control system.

2.2.2.3     Insurance

The Orange group’s insurance policy is designed to secure the exposure of the Group’s assets and earnings to its main risks. Orange implements a strategy aimed at organizing the transfer of those risks to players whose solvency and management capacity (production and claims) must meet the Group’s security requirements and needs in an optimized protection/cost ratio.

An insurance plan has accordingly been negotiated in the insurance and reinsurance market for risk financing, and the players involved in this plan (insurers and brokers) are periodically reassessed in calls for tenders.

This insurance plan reflects the nature of the Orange group’s risks and is adapted to the capacities offered by the markets to international companies of Orange’s size and in its area of business. The suitability of its policies in meeting the Group’s needs is confirmed by regular studies and benchmarking.

Negotiations conducted during the most recent policy renewals confirmed that the hard market is persisting and impacting the majority of business lines (property damage and business interruption losses, financial lines, third-party liability, etc.).

This year, the underwriting policies followed by the vast majority of insurance companies involve the application of significant rate increases related to inflation, among other things.

Negotiated coverage has been impacted by new exclusions related to the international context (Russia, Ukraine, Belarus) and the loss ratio trends for key accounts (natural events).

Despite this context and market trend, the Group was able to renew its main policies while preserving most of the capacity and coverage underwritten.

This policy has also made it possible to gradually expand the scope of insurance coverage to virtually all Group subsidiaries, activities and revenues, taking into account their specific regional or regulatory constraints.

In addition, the insurance policy in place includes a risk management strategy designed to identify potential vulnerabilities within the Group and to carry out preventive actions in line with changes in the Group’s activities, sites and environment. This strategy is reflected in the organization of regular visits to Orange’s main sites in France and internationally, in partnership with the Group’s insurers and brokers.

In the same vein, Orange’s insurance policy includes a contractual risk prevention part concerning agreements made with key customers, suppliers and other Group partners.

The transformation of the core business from telecom operator to multi-service operator has generated new risks, requiring it to constantly adapt financing in line with the nature of the business activities. The Group’s insurers and service providers are kept regularly informed of developments, and dedicated insurance policies are taken out where necessary.

The main insurance policies that make up the current plan are designed to protect against the following risks:

−    risks of property damage, consequential financial losses and technology risks;

−    third-party and customer civil liability risks incurred during the management of the company and the performance of its activities;

−    risks associated with the company’s vehicle fleets.

The risk of damage to the telephone poles and open-wire lines of the overhead fixed network remains self-insured. The resulting financial expense is monitored in conjunction with the Group’s experts as the traditional markets (insurance and reinsurance) no longer offer an appropriate risk transfer solution.

Specific policies are also negotiated and implemented, including:

−    assistance for employees on business trips or professional assignments, or expatriates;

−    work site insurance (real estate or construction projects);

−    new activities (financial activities, banking).

2.2.3      Control framework for non-financial risks

2.2.3.1     Corporate Social Responsibility governance

The Corporate Social Responsibility (CSR) division of the Orange group covers corporate, social and environmental issues. Its Executive Director reports regularly to the Executive Committee, directly and through the work of the CSR and Ethics Committee (CSREC - see Section 5.2.2.3. Executive Committee and Group governance committees), and to the Board of Directors through the work of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC - see Section 5.2.1.6. Committees of the Board of Directors). Furthermore, the Group’s non-financial risks and their control framework are reviewed by the Audit Committee.

Based on proposals by the General Management, the Board of Directors sets the long-term strategic guidelines in corporate, social and environmental matters. The General Management presents to the Board of Directors the ways in which the strategy will be applied along with an action plan and timelines for such actions. The Executive Committee holds special work sessions on the subject twice a year, informing the Board of Directors annually of the results. The Executive Committee and the Board of Directors also review and approve the Statement of Non-Financial Performance (SNFP), the Vigilance Plan and its implementation, as well as the Declaration on Modern Slavery and Human Trafficking.

The Group CSR Division collaborates in particular with the Group Audit, Control and Risk Management Department (see Section 2.2.1 Group Audit, Control and Risk Management). In particular, it relies on the work on non-financial risks presented by other divisions to Orange’s Risk Committee and on the Group’s risk assessment and management methodology. It also uses the Group’s methodology for rolling out its risk management approach to the entities and takes part in the divisions’ Internal Control Reviews.

It works closely with the Sustainable Finance Department on coordinating and monitoring the various social and environmental programs, drawing on the Group’s financial reporting standards, processes and information system.

The Group CSR Division consists of three separate departments:

−    Environmental, which coordinates climate change adaptation and transition plans, monitoring the Group’s commitments on issues such as energy management;

−    Social, which drives the Group’s ambitions in terms of digital inclusion, equal opportunities and respect for human rights;

−    CSR governance and trust, which oversees compliance with the Group’s various obligations on non-financial issues (reporting, duty of vigilance), seeks to identify CSR skills within the Group, determines stakeholder expectations (monitoring the Group’s purpose, stakeholder dialog), and manages Orange’s commitments as a supplier and trusted custodian of data.

The assignments within the Group are organized around three pillars:

−    developing and expressing a CSR ambition and demonstrating the value it generates;

−    establishing an operational model and governance to guide the environmental and social trajectories;

−    developing a CSR culture and skill sets in order to create lasting commitment across the Group.

The CSR Division reports on the Group’s performance within its scope of activity, specifically through non-financial reporting. It oversees the trajectories, objectives and financial implications associated with the CSR commitments through forecast exercises (budget and strategic plan) along with half-yearly CSR-themed reviews of the divisions in liaison with the Finance Department and the Strategy Department. It relies on a network of CSR managers within the entities, on the support function networks (finance, purchasing and logistics, innovation and strategy) and on those responsible for the implementation of the Vigilance Plan, who contribute to the operational roll-out of this process. The Sustainable Finance Department, reporting directly to the Group’s Finance Director, was created in early 2023 to strengthen this process.

Orange’s executive compensation factors in CSR criteria, which reflect the most important social and environmental issues for the Group (see Section 5.4.3 Compensation of members of the Executive Committee).

2.2.3.2     Specific non-financial internal control procedures

The specific internal control procedures described below, together with the policies and measures implemented, help mitigate the risks identified by the Group in its risk mapping and in its Vigilance Plan [1]. In its Statement of Non-Financial Performance (SNFP), the Group outlines the risks corresponding to the non-financial issues identified by its dual materiality analysis. The analysis is consistent with the Group’s risk mapping and the risk factors described in Section 2.1.4 Non-financial risks.

Orange uses the definition and criteria found in reporting based on the United Nations Guiding Principles (UNGP), implemented in February 2015 on matters related to human rights [2], in order to assess the impacts of its activities on stakeholders. It is an approach based on:

−    an assessment of the severity of risks in terms of their effects on people, independently of any policies or action plans implemented by Orange to mitigate their consequences;

−    the probability of their occurrence given the Group’s scope, independently of any policies or action plans implemented by Orange to mitigate their occurrence; and

−    Orange’s ability to propose a solution, i.e. to the impact that the policies or action plans developed by Orange may have.

2.2.3.3     Group Security Policy

Orange’s purpose is embodied in its commitment toward employees, customers and stakeholders to develop a comprehensive, beneficial and straightforward approach to security.

A Global Security Management System (GSMS) is in place to manage risks. It provides a means of organizing security, the human and financial resources for the implementation of the following functional policies:

Using a risk-based approach, the Group Security Policy (GSP) defines the main security principles aligned with the Group’s strategic goals and adds value to its commercial offers. It complies with supranational and national laws and regulations where the Group operates and adopts practices consistent with international standards and guidelines. The aim of security is to protect people, in particular employees; the Group’s information and customer data; its offers, products and services (telecom services, financial products and services, etc.); its business processes; and all intangible assets and property, plant and equipment, including IT&Networks (ITN) infrastructure.

The GSP applies to all Group entities, i.e. Orange SA and the subsidiaries, according to the arrangements made by their Board of Directors. The policy is enforced by Executive Committee members with delegated powers and by the directors of the various entities, who implement it by allocating the necessary resources. To that end, they appoint a Chief Security Officer (CSO) and a Head of IT and Network Security. They also set targets for them. In a constant search for efficiency, each entity applies the principles operationally by implementing and monitoring action plans. Any departure from the policy’s principles is formalized through an exemption process. Regular assessment checks (audits, target tracking, etc.) are carried out both locally and at Group level and used to update the risk mapping. The Group Security Department ensures that policies are applied in areas within its remit. It also proposes the introduction of shared services and pooled expertise, ensuring that these are implemented so that the Group can meet its targets. Transparent and functional, the GSP is used by everyone and is posted on the orange.com website.

The mechanisms for keeping people, assets, information and the environment safe are described in the consolidated sustainability report. Details of the data protection policy can be found in Section 4.3.3.2 Data security and personal data protection.

2.2.3.4     Cybersecurity management framework

Risk management and strategy

To assess, identify and manage material cybersecurity risks, Orange has put in place a general data security framework covering both corporate information and personal data [3].

This framework is incorporated into Orange’s overall risk management approach as part of its Global Security Management System ("GSMS"), which is guided by internationally recognized standards. The aim of the GSMS is to continually improve security by managing and assessing risks, particularly those related to cyber threats. The Group Security Policy (see Section 1.1.1.3 Group Security Policy) is a core component of the GSMS. It sets out a risk-based approach along with various security guidelines and strategic objectives for Orange’s business sectors.

Orange’s cybersecurity risk management is implemented by the Group Security Department ("SECD"). It is responsible for defining the parameters of Orange’s cybersecurity risk profile and presenting its analysis of key cybersecurity issues to its management. Through the SECD, the implementation of the Group Security Policy is regularly assessed and monitored to ensure that it is properly applied and followed. The SECD is also responsible for identifying the Group’s main cybersecurity risks. These are presented to and approved by the Risk Committee, which in turn reports to the Group Executive Committee. The SECD handles any cybersecurity incidents, which it reports to the Risk Committee and, if necessary, to the Board of Directors, depending on the circumstances.

Employees are also informed of cybersecurity issues and risks via a range of internal training modules covering both data security principles and compliance requirements with regard to personal data protection.

Orange may also call upon service providers to help it assess, improve, implement and monitor its cybersecurity risk management programs. Orange has processes in place to monitor and identify risks related to cybersecurity threats associated with the use of those service providers. A dedicated team within the SECD is responsible for assessing third-party cybersecurity risks. The Group conducts a cybersecurity review and seeks contractual assurances regarding cybersecurity from its suppliers.

At the time of writing, the Group is not aware of any cybersecurity incident that has occurred since the start of 2023 that would have affected or would be reasonably likely to affect Orange, its business strategy, results of its operations or its financial position. For more information on risks related to cybersecurity threats (see Section 2.1.1 Operational risks and Section 2.1.4 Non-financial risks).

Governance

The SECD has day-to-day responsibility for monitoring cybersecurity risks. It also periodically presents to the Risk Committee its cybersecurity risk analysis, the risk mitigation plan, the security objectives and KPIs, the findings from its cybersecurity audits and the results of self-assessments carried out by the various Orange entities.

The SECD chairs the Group Operational Security Committee ("GOSC"), which meets regularly to review Orange’s overall cybersecurity strategy and resilience.

Within the Executive Committee, the Risk Committee receives regular reports from the SECD. A report on cybersecurity risks is also presented to the Audit Committee (see Section 5.2.2.3 Group management and governance committees). The Audit Committee regularly assesses the Group’s risks, including the effectiveness of risk monitoring tools, the major risks facing the Group and the preventive measures taken. The Audit Committee submits its analysis to the Board of Directors, which may suggest improvements and oversees the implementation of the proposed measures.

The Board of Directors is responsible for overseeing risk management, including monitoring risks related to cyber threats [4].

2.2.3.5     2024 Vigilance Plan

The 2024 Vigilance Plan is in line with the 2023 Vigilance Plan: it takes into account the Group’s strategic policies expressed through its purpose, its commitments and its strategic plans.

For more details, the full version of Orange’s 2024 Vigilance Plan and the 2023 Vigilance Plan report are available at https://gallery.orange.com/RSE.

2.2.3.5.1      Policy and governance

The Vigilance Plan and its report are presented to the CSR and Ethics Committee and to the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC), before being approved by the Board of Directors.

The Group CSR Department is responsible for defining and actually implementing the plan. It coordinates with other Group functions, such as internal control, risk management, compliance, purchasing, human resources, the legal department, security, and the operational divisions (entities, geographic regions), to roll the plan out to the Group entities and Orange departments.

The Group CSR Department first appointed a manager to roll out the Vigilance Plan in 2020. This manager is tasked with developing the Vigilance Plan and its report, ensuring its implementation, and instilling a culture of vigilance within the Group and across its upstream value chain.

The person responsible for the roll-out of the Vigilance Plan has a network of contributors in the Group’s entities and departments to ensure its implementation and measure its effectiveness.

2.2.3.5.2      Scope of the Plan’s roll-out

The plan is intended to be rolled out across all of the Group’s consolidated subsidiaries and departments.

Orange measures the roll-out of its plan based on three criteria:

−    appointment or designation of the person responsible for the Vigilance Plan at the entity; in 2023, 29 of the 34 entities, representing 98% of the Group’s revenue, met this criterion;

−    local implementation of Group mapping in the entity;

−    approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance (General Management or Board of Directors).

2.2.3.5.3      Duty of vigilance risk mapping

The 2024 Vigilance Plan includes risk mapping. The risks are assessed according to a common reference framework and are divided into four risk categories. Each Group entity and department updates the risk mapping annually for its local scope of activity. Risk mapping is subject to approval by local management. The Group’s duty of vigilance risk mapping is updated using the feedback from local management, combined with analysis from business experts within the various Orange departments (such as HR, Purchasing, Security and CSR). The updated risk mapping is then incorporated into the Vigilance Plan and presented to the Group’s governance committees (see Section 0). It is also incorporated into the CSR Department’s risk mapping, which is presented to the Group’s Audit, Control and Risk Management Department during an annual internal control review.

The four risk categories shown in the mapping below reflect the assessment for fiscal year 2023.

In 2023, the assessment of all risk categories remained unchanged from the previous year. However, the following points are worth noting:

−    for the risk category "inadequacy or shortcomings of the Vigilance Plan," the draft EU Corporate Sustainability Due Diligence Directive (CS3D) could lead to stricter requirements and mechanisms under French law. In view of this regulatory context and higher stakeholder expectations, Orange aims to maintain the robustness of its central system and plans to step up the roll-out and monitoring of its Vigilance Plan, with more checks, more formalization and enhanced local governance;

−    for the risk category "severe harm to human health, safety and security," the rise in the number of assaults and abuse in distribution channels and the decline in the perception of well-being at work in France and Europe are contextual elements that are incorporated into the risk mapping. Orange has increased its support measures as a result. Enhanced monitoring is still necessary to ensure that subcontractors working on Orange infrastructure follow safety guidelines;

−    for the risk category "severe environmental damage," the hardest risks to manage are in the Africa & Middle East region due to recycling and hazardous waste management facilities, which are still underdeveloped in some countries. In addition, the Group’s CO2 emission reduction commitments remain a challenge;

−    for the risk category "serious violations of human rights and fundamental freedoms," the increasingly complex geopolitical context (national crises, armed conflict, rise in nationalism, etc.) are major concerns for the Group. Orange continually strives to ensure that its management systems are able to protect all its stakeholders.

2.2.3.5.4      2023 roll-out progress report

The roll-out and implementation of the Vigilance Plan continued in 2023. The key points were as follows:

−    Orange published its Duty of Vigilance policy (signed by its Chief Executive Officer), demonstrating the company’s commitment to the duty of vigilance;

−    Orange scaled up the plan’s roll-out:

-     Duty of Vigilance liaison officers were appointed, thereby improving the Group’s coverage of the plan; the appointments mainly concern the MEA region and Orange Business,

-     the Group stepped up its coordination and support for the network of employees assisting with the implementation of the duty of vigilance, with more frequent meetings and a more precise prioritization framework for the expected targets. The policy’s slogan "together, let’s all do our part for the duty of vigilance" emerged naturally from these discussions and interactions,

-     Orange worked jointly with its social partners on the duty of vigilance risk mapping. Trade unions were invited to express their views at three workshops held to evaluate the risks and provide context for their assessment. The workshops gave them a better understanding of the scope of the law and the system in place at the company to comply with it;

−    Orange has improved the underlying basis for its risk assessment methodology:

-     the duty of vigilance risk framework has been updated to take into account internal and external developments relating to the duty of vigilance,

-     the supplier assessment methodology has been enhanced. It is now mandatory for all procurement professionals, regardless of location, with a view to standardizing practices and the sector’s upskilling in the field of CSR. The JAC prioritization process has also been reviewed to facilitate the handling of supplier duty of vigilance audits.

2.2.3.5.5      Outlook for 2024

To improve the management of the Vigilance Plan, the following guidelines have been set for 2024.

The roll-out will continue, with upskilling support for those appointed in 2023. There will be ongoing dialog with the social partners, with regular feedback and discussions.

All Group entities and departments are expected to take ownership of the new risk framework. A new project will be set up in 2024 using case studies to define and contextualize the severity levels of each risk in the duty of vigilance framework.

The work carried out in 2023 on the third-party assessment system will be regularly monitored to ensure that the Group’s entities and departments have taken steps to implement the system within their operational processes, to test its effectiveness and to adapt it if necessary as part of the ongoing drive for improvement.

From a legal and organizational point of view, Orange will continue to analyze the implications of the draft EU CS3D and its future transposition into French law.

Communication and awareness-raising on the duty of vigilance and its plan remain key to disseminating the culture and reinforcing the management system.

A pilot program to introduce operational oversight on the use of child labor will be set up in 2024 at one of the entities in the MEA region. Feedback from the pilot will determine how the program will be extended to other countries in the region thereafter.

2.2.3.5.6      Monitoring of action plans by risk

The monitoring of the plan by type of risk is summarized in the table below:

Risk	Governance	Indicator	2023	2022	2021
Inadequacy or shortcomings of the Vigilance Plan cluster
1. Lack of risk identification in its operations and in those of its suppliers (risk mapping)	GCSERC, ESPC, Cross-functional Steering Group, CSR/Procurement Steering Committee	Local implementation of Group mapping in the entity (% of consolidated revenues)	92%	81%	N/A (1)
2. Failure in the design of preventive measures	GCSERC, ESPC, Cross-functional Steering Group	Approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance (% of consolidated revenues)	90%	67%	N/A (1)
3. Failures in the implementation of preventive measures: execution of operations and processes (control systems)	GCSERC, ESPC, BoD, or Management Committee of the Group Entities for Cross-functional Steering	Approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance (% of consolidated revenues)	90%	67%	N/A (1)
4. Failure to provide evidence to authorities on time	ESPC, BoD or Management Committee of the Group Entities for Cross-functional Steering	Appointment or designation of the person responsible for the Vigilance Plan at the entity (% of consolidated revenues)	98%	95%	N/A (1)
Human health, safety and security cluster
1. Physical or mental disability (death, occupational accident, occupational illness, disability, etc.)	GCSERC, Executive Committee, RPOQLD, WWC, SEC	Frequency rate of occupational accidents (number of occupational accidents with lost time per million theoretical hours worked)	2.26 (2)	2.39 (3)	2.21
2. Deterioration of working conditions jeopardizing human health, safety and security	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (4)	397	231	178
Human rights and fundamental freedoms cluster
1. Modern slavery or human trafficking within the framework of a known established contractual relationship	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (4)	31	14	17
2. Non-decent working conditions at suppliers’ and subcontractors’ premises: compensation that does not allow an adequate standard of living, right to rest, etc.	GCSERC, CSREC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (4)	243	118	133
3. Infringement of a child’s right to harmonious education and development: prohibition of child labor, protection against content unsuitable for a young audience	GCSERC, CSREC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (4)	21	9	5
4. Infringement of freedom of association and the right to collective bargaining on working conditions	GCSERC, CSREC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (4)	21	8	6
5. Any act of discrimination: recruitment, work, salary, diversity, unfair procedures	GCSERC, CSREC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (4)	10	8	2
6. Violation of freedom of expression (in civil society)	GCSERC, CSREC, CSR Department	Number of countries that have received one or more service interruption requests from the authorities	2	1	4
Environment cluster
1. Inadequate treatment of hazardous waste (poles, batteries, etc.)	GCSERC, CSREC, Environmental Strategy Committee	% hazardous waste recovery	91.9%	92.9%	95.5%
2. Ineffective recovery of used equipment (WEEE)	GCSERC, CSREC, Environmental Strategy Committee	% of mobile phones recovered by Europe	25.4%	23.1%	20.4%
	GCSERC, CSREC, Environmental Strategy Committee	Box recovery rate % of terminations:	68%	66%	67%
3. Circular economy model (4Rs) not implemented in businesses (Marketing and Networks)	GCSERC, CSREC, Environmental Strategy Committee	% of products for which an eco-design approach was used	9.5%	5.6%	N/A
4. Failure to adapt to a 2°C world (related financial risks)	GCSERC, CSREC, Environmental Strategy Committee	CO2 emitted in million metric tons (Scopes 1 & 2)	1.088	1.245	1.303
	GCSERC, CSREC, Environmental Strategy Committee	% renewable electricity used	46.6%	37.4% (5)	36.3%

GCSERC: Governance and Corporate Social and Environmental Responsibility Committee (Board committee).

CSREC: CSR and Ethics Committee.

RPOQLD: Department of Risk Prevention and Quality of Life at Work.

WWC: Worldwide Works Council.

HSWCC: Health, Safety and Working Conditions Committee.

(1)   The 2021 data for the "Local implementation of Group mapping in the entity," "Approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance," and "Appointment or designation of the person responsible for the Vigilance Plan at the entity" indicators expressed as a % of consolidated revenues has not been calculated. It had previously been based on a calculation by entity. In 2021, 56% of entities had implemented the Group mapping, 48% had had their action plan approved by their governance body, and 100% had appointed or were in the process of appointing a Vigilance Plan liaison officer.

(2)   The number given for Orange SA is for fiscal year 2023, recorded at December 31, 2023. It will be updated to the final number in next year’s document.

(3)   The 2022 results were updated by the final number for Orange SA and those reported by international entities as part of the quarterly reporting process set up in 2023.

(4)   The 2023 data for the year related to JAC’s corrective action plans came from JAC’s Suppliers database as of 31 December 2023; data for 2021 and 2022 came from the JAC Suppliers database as of January 31, 2023. To be consistent over the 3 years, the number of action plans mentioned includes action plans initiated during the year, whether they are closed or in progress. This definition leads to changes in some figures for 2021 and 2022 compared to previous publications.

(5)   Data on a comparable basis.

[1]     https://gallery.orange.com/RSE

[2]     https://www.ungpreporting.org/resources/salient-human-rights-issues/

[3]     This consists of the Group Security Policy (general framework document), the Global Security Management System and the Group Security Standard (detailed information on specific security requirements).

[4]     See the Internal Guidelines of Orange’s Board of Directors: https://gallery.orange.com/_h/mhdPYI

3.       Financial performance

3.1 Review of the Group’s financial position and results

3.1.1 Overview

3.1.2 Analysis of the Group’s results and capital expenditure

3.1.3 Review by business segment

3.1.4 Cash flow, equity and financial debt

3.1.5 Financial indicators not defined by IFRS

3.1.6 Additional information

3.2 Recent events and outlook

3.2.1 Recent events

3.2.2 Financial objectives

3.3 Consolidated financial statements

3.4 Orange SA Statutory Financial Statements

3.4.1 Orange SA Statutory Financial Statements

3.4.2 Other information on the financial statements

3.5 Statutory Auditors

3.5.1 Identity of Statutory Auditors

3.5.2 Reports on the financial statements

3.1     Review of the Group’s financial position and results

3.1.1 Overview

3.1.1.1 Financial data and workforce information

3.1.1.2 Summary of results for the fiscal year 2023

3.1.1.3 Significant events

3.1.2 Analysis of the Group’s results and capital expenditure

3.1.2.1 Group revenue

3.1.2.1.1 Revenue

3.1.2.1.2 Number of accesses of telecom activities

3.1.2.2 Group operating results

3.1.2.2.1 Group EBITDAaL

3.1.2.2.2 Group operating income

3.1.2.3 Group net income

3.1.2.4 Group comprehensive income

3.1.2.5 Group capital expenditure

3.1.2.5.1 Capital expenditure

3.1.2.5.2 Investment commitments

3.1.2.5.3 Investment projects

3.1.3 Review by business segment

3.1.3.1 France

3.1.3.1.1 Revenue - France

3.1.3.1.2 EBITDAaL - France

3.1.3.1.3 Operating income - France

3.1.3.1.4 Economic CAPEX - France

3.1.3.1.5 Additional information - France

3.1.3.2 Europe

3.1.3.2.1 Revenue - Europe

3.1.3.2.2 EBITDAaL - Europe

3.1.3.2.3 Operating income - Europe

3.1.3.2.4 Economic CAPEX - Europe

3.1.3.2.5 Additional information - Europe

3.1.3.2.6 Additional information - Spain

3.1.3.3 Africa & Middle East

3.1.3.3.1 Revenue - Africa & Middle East

3.1.3.3.2 EBITDAaL - Africa & Middle East

3.1.3.3.3 Operating income - Africa & Middle East

3.1.3.3.4 Economic CAPEX - Africa & Middle East

3.1.3.3.5 Additional information - Africa & Middle East

3.1.3.4 Orange Business

3.1.3.4.1 Revenue - Orange Business

3.1.3.4.2 EBITDAaL - Orange Business

3.1.3.4.3 Operating income - Orange Business

3.1.3.4.4 Economic CAPEX - Orange Business

3.1.3.4.5 Additional information - Orange Business

3.1.3.5 Totem

3.1.3.5.1 Revenue - Totem

3.1.3.5.2 EBITDAaL - Totem

3.1.3.5.3 Operating income - Totem

3.1.3.5.4 Economic CAPEX - Totem

3.1.3.6 International Carriers & Shared Services

3.1.3.6.1 Revenue - International Carriers & Shared Services

3.1.3.6.2 EBITDAaL - International Carriers & Shared Services

3.1.3.6.3 Operating income - International Carriers & Shared Services

3.1.3.6.4 Economic CAPEX - International Carriers & Shared Services

3.1.3.7 Mobile Financial Services

3.1.3.7.1 Operating activities

3.1.3.7.2 Assets, liabilities and cash flows

3.1.4 Cash flow, equity and financial debt

3.1.4.1 Liquidity and cash flows from telecom activities

3.1.4.1.1 Organic cash flow and free cash flow all-in from telecom activities

3.1.4.1.2 Cash flows from telecom activities

3.1.4.2 Financial debt and liquidity position of telecom activities

3.1.4.2.1 Net financial debt

3.1.4.2.2 Management of financial debt and liquidity position

3.1.4.2.3 Exposure to market risks and financial instruments

3.1.4.2.4 Change in Orange’s credit rating

3.1.4.3 Equity

3.1.4.4 ROCE of telecom activities

3.1.5 Financial indicators not defined by IFRS

3.1.5.1 Data on a comparable basis

3.1.5.1.1 2022 fiscal year - Group

3.1.5.1.2 2022 fiscal year - Segments

3.1.5.2 EBITDAaL

3.1.5.3 eCAPEX

3.1.5.4 EBITDAaL - eCAPEX

3.1.5.5 Organic cash flow from telecom activities

3.1.5.6 Free cash flow all-in from telecom activities

3.1.5.7 Net financial debt

3.1.5.8 Ratio of net financial debt to EBITDAaL of telecom activities

3.1.5.9 ROCE of telecom activities

3.1.6 Additional information

3.2.1 Recent events

3.2.2 Financial objectives

This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements).

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, free cash flow all-in from telecom activities, net financial debt, the ratio of net financial debt to EBITDAaL from telecom activities, and the ROCE (Return On Capital Employed) of telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Data on a historical basis (see Section 7.2.1 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the 2022 fiscal year is set out in Section 3.1.5.1 Data on a comparable basis.

The segment information (see Note 1 to the Consolidated Financial Statements) that is presented in the following sections is understood to be, unless stated otherwise, before eliminations for transactions with other segments.

As part of the Lead the Future strategic plan, presented in February 2023, the Group announced its intention to transform its B2B telecommunication operator model (in order to adapt to the changing B2B market) and strengthen its position in cybersecurity. In line with this announcement, the Enterprise business segment is changing its name to Orange Business (see Section 3.1.1.3 Significant events and Note 1.1 to the Consolidated Financial Statements).

Unless stated otherwise, data in the tables are presented in millions of euros, without a decimal point. This presentation may lead to non material differences in the totals and sub-totals in the tables in certain cases. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

3.1.1      Overview

3.1.1.1     Financial data and workforce information

Group operating data

(at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues (2)	44,122	43,332	43,471	1.8%	1.5%
EBITDAaL (1)	13,035	12,870	12,963	1.3%	0.6%
Telecom activities	13,157	12,987	13,080	1.3%	0.6%
EBITDAaL/Revenue from telecom activities	29.8%	30.0%	30.1%	(0.2 pt)	(0.3 pt)
Mobile Financial Services	(122)	(118)	(118)	(3.9)%	(3.9)%
Operating income	4,969	4,661	4,801	6.6%	3.5%
Telecom activities	5,274	4,860	5,000	8.5%	5.5%
Mobile Financial Services	(306)	(200)	(200)	(53.1)%	(53.1)%
eCAPEX (1)	6,815	7,303	7,371	(6.7)%	(7.5)%
Telecom activities	6,783	7,267	7,335	(6.7)%	(7.5)%
eCAPEX/Revenue from telecom activities	15.4%	16.8%	16.9%	(1.4 pt)	(1.5 pt)
Mobile Financial Services	33	35	35	(8.3)%	(8.3)%
Investments in property, plant and equipment and intangible assets	8,062	8,812	9,007	(8.5)%	(10.5)%
Telecom activities	8,030	8,776	8,971	(8.5)%	(10.5)%
Investments in property, plant and equipment and intangible assets/Revenue from telecom activities	18.2%	20.3%	20.6%	(2.1 pt)	(2.4 pt)
Mobile Financial Services	33	35	35	(8.3)%	(8.3)%
EBITDAaL - eCAPEX (1)	6,220	5,567	5,593	11.7%	11.2%
Telecom activities	6,374	5,720	5,745	11.4%	10.9%
Mobile Financial Services	(155)	(153)	(153)	(1.1)%	(1.1)%
Average number of employees (full-time equivalents) (3)	127,109	131,107	130,307	(3.0)%	(2.5)%
Number of employees (active employees at end of period) (3)	137,094	138,109	136,430	(0.7)%	0.5%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Revenue from telecom activities. The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

(3)   See Section 7.2.1 Financial glossary.

Group net income

(at December 31, in millions of euros)	2023	2022 on a historical basis
Operating income	4,969	4,801
Finance costs, net	(1,206)	(920)
Income taxes	(871)	(1,265)
Consolidated net income	2,892	2,617
Net income attributable to owners of the parent company	2,440	2,146
Net income attributable to non-controlling interests	451	471

Key indicators of telecom activities

(at December 31, in millions of euros)	2023	2022 on a historical basis
Organic cash flow from telecom activities (1) (2)	3,661	3,058
Free cash flow all-in from telecom activities (1) (2)	2,940	1,845
ROCE of telecom activities (1)	6.7%	5.8%
Net financial debt (1) (3)	27,002	25,298

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   See Note 1.9 to the Consolidated Financial Statements.

(3)   See Note 13.3 to the Consolidated Financial Statements.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.1.2     Summary of results for the fiscal year 2023

In an environment still marked by the effects of inflation, the Group achieved a robust 2023 fiscal year, meeting all its 2023 targets under the Lead the Future strategic plan (see Section 1.2.3 The Orange group strategy).

Revenues totaled 44,122 million euros in 2023, up 1.5% on a historical basis and 1.8% on a comparable basis with 2022. This was largely due to the performance of retail services (B2C+B2B, see Section 7.2.1 Financial glossary) and equipment sales. On a comparable basis, the Africa & Middle East countries were the main contributor to growth, with revenues rising by 729 million euros (i.e. 11.4%), followed by the European countries, which grew by 248 million euros (i.e. 2.2%). Revenues in France declined by 248 million euros (down 1.4%) on a comparable basis, mainly due to lower revenues from wholesale services and, to a lesser degree, conventional telephony services (narrowband). Excluding fixed-only narrowband services, other retail services (B2C+B2B) rose by 3.0%, mainly driven by growth in convergent services. Orange Business and Totem were flat overall compared with 2022 (respective growth of 0.2% and 0.3% on a comparable basis).

Commercial activity posted good results in 2023, mainly due to fiber optic. The convergent customer base had 11.9 million customers across the Group, up 0.7% year on year on a comparable basis. Mobile services totaled 254 million accesses, of which 103.9 million were contracts (up by 4.8% and 10.1% year on year, respectively, on a comparable basis). Fixed services totaled 44.5 million accesses, including 16.5 million very high-speed broadband accesses, are still growing strongly (up 11.9% year on year on a comparable basis). In line with the downward trend in conventional fixed telephony, fixed narrowband access continued its structural decline, falling by 14.4% year on year.

EBITDAaL totaled 13,035 million euros in 2023, up 0.6% on a historical basis and 1.3% on a comparable basis with 2022, in line with the announced target for slight growth. On a comparable basis, the excellent performance of the Africa & Middle East countries (up 12.7%) offset by more than twofold the decrease in Orange Business (down 15.4% year on year), which is beginning to reverse its trend. Thanks to the value-based strategy combined with strict cost discipline, the European countries also posted growth of 5.8% on a comparable basis, attributable mainly to Spain (up 12.2%). On a comparable basis, France decreased by 3.6%, adversely affected by the downward trend in wholesale services and higher energy access costs for fixed and mobile networks.

Operating income stood at 4,969 million euros in 2023, up 3.5% on a historical basis and 6.6% on a comparable basis versus 2022. This increase mainly reflected the counter-effect of the recognition in 2022 of goodwill impairment in Romania, and the growth of EBITDAaL. These positive changes were partially offset by increased restructuring costs related to Orange Business and Orange Bank (see Section 3.1.1.3 Significant events), the increase in depreciation and amortization of fixed assets (mainly in France) and the increase in charges related to French part-time for seniors plans, due to the effect of pension reform enacted in France in April 2023 (see Section 3.1.1.3 Significant events).

Consolidated net income totaled 2,892 million euros in 2023, an increase of 275 million euros compared with 2022. This increase resulted from both a decrease in income tax and an increase in operating income, partially offset by a decline in finance costs, net.

Economic CAPEX stood at 6,815 million euros in 2023, down 7.5% on a historical basis and 6.7% on a comparable basis versus 2022. With a decline of 487 million euros on a comparable basis, economic CAPEX was sharply lower in 2023, and now represents 15.4% of revenues, in line with the target announced. On a comparable basis, the main contributor to this decline was France (down 10.2%, i.e. 344 million euros), due to the maturing of the fiber optic roll-out, and Spain (down 12.5%, i.e. 107 million euros). At December 31, 2023, Orange had 71.7 million households connectable to FTTH worldwide (up 10.4% year on year on a comparable basis) and an FTTH access base of 15.4 million accesses (up 12.5% year on year on a comparable basis).

Organic cash flow from telecom activities stood at 3,661 million euros in 2023, in line with the announced target of at least 3.5 billion euros. The growth of 602 million euros in the organic cash flow from telecom activities between the two periods mainly reflects the decrease in economic CAPEX and the increase in the EBITDAaL from telecom activities.

Net financial debt totaled 27,002 million euros at December 31, 2023, an increase of 1,704 million euros compared with December 31, 2022, mainly reflecting the takeover of VOO by Orange Belgium (see Section 3.1.1.3 Significant events).

Value creation, a pillar of the Lead the Future strategic plan, is demonstrated by the following three indicators compared with 2022:

−    free cash flow all-in from telecom activities reached 2,940 million euros in 2023, up 1,095 million euros;

−    the ROCE of telecom activities improved by 0.8 points to reach 6.7% in 2023, close to the target announced for 2025;

−    and the earnings per share attributable to owners of the parent company of 0.85 euros was up by more than 16% (see Note 15.7 to the Consolidated Financial Statements).

With regard to the dividend, see Section 6.3 Dividend distribution policy.

3.1.1.3     Significant events

Lead the Future, Orange’s new strategic plan

In February 2023, Orange presented Lead the Future, its new strategic plan which aims to generate value from the recognized excellence of its core business and to grow sustainably in Europe, Africa and the Middle East. Orange also confirms the repositioning of its Enterprise services activities in next generation connectivity solutions and the acceleration in cybersecurity (see Orange Business transformation plan below). Accompanying the plan is an ambitious new company model placing, at its heart, social and environmental responsibility and operational excellence.

For more information on the strategic plan Lead the Future, see Section 1.2.3 The Orange group strategy.

Inflationary environment

In 2023, widespread inflation continued to weigh on the Group’s operating margins, particularly through higher energy costs, higher wages and employee benefit expenses and higher costs of other products and services (in particular through indexation effects: rent, operating taxes and levies payable, services, etc.). In this macroeconomic environment (see Note 2.5.4 to the Consolidated Financial Statements), Orange continued its efforts to achieve its financial objectives. The Group has several key strengths in this inflationary environment.

Orange has opted for a value-based strategy. Due to its high level of customer satisfaction and the quality of its network, the Group has some capacity to raise prices. In France, price increases took place during the first half-year of 2023, representing an additional one or two euros per contract on B2C fixed and mobile contracts under the Orange and Sosh brands. In addition to France, all European countries began introducing rate increases in 2022, which continued in 2023. In terms of revenue, the effect of these price increases is gradual. In 2023, the price increases partially offset the impact of inflation on the Group’s costs.

In terms of energy, Orange has significant coverage of its electricity needs (the Group’s main energy component) at prices set through Power Purchase Agreements (PPAs - see Note 14.6 to the Consolidated Financial Statements) and purchases already made on the markets. In addition to the measures already taken, Orange is also continuing the work undertaken across its scope to optimize its energy consumption. Energy purchases, the main component of which is electricity, amounted to just over one billion euros in 2023, up 28.0% compared with 2022 on a comparable basis (see Note 5.1 to the Consolidated Financial Statements).

With regard to labor expenses, only some Group entities are required to adjust all salaries to inflation, as is the case in Belgium and Luxembourg. In France, Orange SA implemented an overall salary budget increase of 4.8% in 2023, maintaining a particular focus on the lowest compensation levels. Orange is thus strengthening its action in favor of the purchasing power of employees, while preserving the Group’s financial balances.

In addition, BuyIn, the Orange and Deutsche Telekom procurement joint venture, provides some negotiating power to the Group to secure supplies and limit price increases. Orange also relies on its operational efficiency plan to offset the inflationary effects that the Group is experiencing (see Progress of the operational efficiency plan below).

The Group’s lead in terms of network roll-out, and particularly of fiber optic, also allows Orange to limit its exposure to the increase in associated costs. In addition, the choice made by Orange to retain control of its infrastructure, in particular via Totem, its European TowerCo, makes it possible to partially limit the Group’s exposure to the effects of indexing rent for this asset class to inflation.

Lastly, on the financial front, the Group’s robust balance sheet, its diversified financing and interest rate risk management policy, as well as Orange’s creditworthiness, help limit the Group’s exposure to the effect of interest rate increases.

Progress of the operational efficiency plan

The Group continues to closely manage its costs. Orange has set a target to save an additional 600 million euros by 2025, on a defined cost base of 12.0 billion euros at the end of 2022 (after the integration of telecommunication operator VOO, see Changes in the asset portfolio below). To this end, the Group relies on initiatives taken within the new business model detailed by management and related to the new Lead the Future strategic plan (see Section 1.2.3 The Orange group strategy).

Based on the defined cost base at the end of 2022, the Group achieved net savings of around 300 million euros in fiscal year 2023.

Effect of French pension reform

In France, the pension reform law, gradually raising the legal retirement age to 64, was enacted on April 14, 2023. The effects of this reform have been recognized in the consolidated income statement as a plan amendment (see Note 6.2 to the Consolidated Financial Statements), via:

−    an additional provision of 241 million euros recognized for the French part-time for seniors plans signed in 2018 and 2021. These agreements provided for the extension of the measures in the event of pension reform for the employees concerned;

−    and a provision reversal of 22 million euros on capital-based or annuity-based defined-benefit plans.

Orange Business transformation plan

As part of the Lead the Future strategic plan presented in February 2023 (see Section 1.2.3 The Orange group strategy), the Group announced that it wanted to transform its B2B telecommunication operator model in order to adapt to the changing B2B market. Orange Business aims to become the benchmark European network and digital integrator. This ambition is rooted in its recognized expertise in secure and trusted connectivity solutions which provide the foundation for companies’ digital transformation. It will also rest on a re-focusing of the range of services it offers, the evolution of its company model and a far-reaching program of cost optimization.

In line with this desire to change, the Enterprise business segment is changing its name to Orange Business (see Note 1.1 to the Consolidated Financial Statements).

In France, Orange Business has also presented the operational implementation of its strategic priorities within the framework of the strategic plan, Lead the Future. This plan, which carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes, includes the discontinuation of around 150 products and services and the elimination of around 650 jobs in France, on a voluntary basis.

Restructuring costs were recognized in the consolidated income statement for a total of 215 million euros for the year ended December 31, 2023 for the Orange Business transformation plan in France and abroad (see Significant events 2023 in the Consolidated Financial Statements and Note 5.3 to the Consolidated Financial Statements).

Changes in the asset portfolio

Acquisition of approximately 75% of VOO by Orange Belgium

Following the agreements signed in December 2021, in June 2023 Orange Belgium finalized the acquisition from Nethys of 75% of the capital minus one share of telecommunication operator VOO. This acquisition represents an investment of 1.373 billion euros net of cash acquired. At the end of the transaction, Nethys retains a minority interest in VOO and now has protective rights to ensure the completion of the industrial and social project. The Group has granted Nethys a put option on its remaining stake in VOO, exercisable for three years. As of the acquisition date, a current financial liability of 279 million euros was recognized in this respect (see Notes 3.2 and 13.3 to the Consolidated Financial Statements).

In addition, in late 2023, Nethys announced its intention to convert its stake into Orange Belgium shares. When this transaction is complete (see Notes 3.2 to the Consolidated Financial Statements), Nethys could obtain an 11% stake in Orange Belgium.

The acquisition of VOO marks an important step in Orange’s convergence ambitions in Belgium, and is expected to generate significant synergies, mainly related to the transfer of VOO’s Mobile Virtual Network Operator (MVNO) business to the Orange Belgium network.

Acquisition of NEHS Digital and Xperis by Enovacom (an Orange Business healthcare subsidiary)

In September 2023, Enovacom, a healthcare subsidiary of Orange Business, announced the acquisition of NEHS Digital and Xperis.

NEHS Digital is a publisher and distributor of healthcare solutions and a service operator, specializing in medical imaging, and Xperis is a specialist in healthcare data interoperability. Together, these two entities cover five key areas of expertise: medical imaging, telemedicine, the organization of medical interpretation services, the production and coordination of care services, and the security and interoperability of information systems. These acquisitions strengthen the strategy of Orange Business in the development of solutions for healthcare professionals. With the integration of these companies, Enovacom’s teams now benefit from the expertise of more than 600 e-healthcare professionals.

Acquisition of Expertime by Orange Business

In December 2023, Orange Business announced the acquisition of Expertime, a services company specializing in Microsoft solutions and recognized for its expertise in apps, collaborative solutions and data. Its 165 employees will strengthen the Microsoft expertise of the Orange Business teams in the areas of Public Cloud, Artificial Intelligence and Data. This acquisition, in line with the Lead the Future strategic plan, furthers the ambition of Orange Business to accelerate its growth in digital services in France and Europe and to become a certified network and digital integrator on the best technologies on the market to support companies in their digital transformation.

Merger of Orange Romania Communications into Orange Romania

In September 2021, Orange acquired a majority stake of 54% in fixed operator Telekom Romania Communications (TKR, renamed Orange Romania Communications), with the Romanian government retaining the remaining 46% of the capital.

In December 2023, an agreement was signed with the Romanian state defining the main principles of the merger of Orange Romania Communications into Orange Romania and the entry of the Romanian government into the capital of Orange Romania. The signing of this agreement has no impact on the Consolidated Financial Statements at December 31, 2023 (see Note 3.2 to the Consolidated Financial Statements).

The merger, which is expected to take place in the first half of 2024, will enable Orange to implement its convergent operator strategy in Romania.

Disposal of all OCS and Orange Studio securities to the Canal+ Group

In line with its announcement of January 2023, in January 2024 Orange finalized the disposal to the Canal+ Group of all of its securities in the OCS pay-TV package and in Orange Studio, the film and TV co-production subsidiary. The leading distributor of OCS, Canal+ had been a shareholder of OCS since 2012, with a holding of 33.33%. Following the deal, the Canal+ Group becomes the sole shareholder of both companies.

Since their founding in 2007 and 2008 respectively, competition in the audiovisual sector, particularly for OCS, has continued to intensify with the emergence of powerful international platforms. Through this agreement with the Canal+ Group, historic partner of Orange and a recognized European player in the creation and distribution of content, the Group aims to sustain the long-term development of these two subsidiaries, while preserving jobs and the p-financing of content creation.

As part of this transaction, Orange has granted Canal+ standard and specific guarantees. In addition, the transaction, which was finalized at the end of January 2024, is expected to result in a loss of around 170 million euros in the Group’s Consolidated Financial Statements in the first half of 2024 (see Notes 3.2 and 19 to the Consolidated Financial Statements).

Discontinuation of Orange Bank activity and agreements with BNP Paribas

As part of a strategic review of its assets, Orange, after seeking a partner for its banking subsidiary, announced in late June 2023 that it was entering into exclusive negotiations with BNP Paribas to define a partnership for the referral of Orange Bank’s client portfolio in France, develop mobile terminal financing solutions, and discuss the terms of a potential resumption of Orange Bank’s activity in Spain.

At the end of these negotiations, Orange Bank announced in late February 2024 a partnership with BNP Paribas to offer a banking continuity solution for its clients in France and Spain. This partnership was formalized by the signing of several agreements:

−    a referral agreement in France, through which Hello bank!, BNP Paribas’ mobile bank, offers an exclusive offer to Orange Bank’s clients in France (subject to eligibility conditions); and

−    a commercial agreement to provide a continuity solution to Orange Bank’s clients in Spain (subject to eligibility conditions) through BNP Paribas Personal Finance’s Spanish subsidiary, Banco Cetelem.

In parallel, Orange and BNP Paribas Personal Finance are collaborating on the implementation of a new credit solution for mobile terminal financing.

Additionally, in 2023, Orange Bank initiated an information-consultation process with its employee representative bodies to cease its activities and negotiate a job safeguard plan concerning over 600 positions in France. As of December 31, 2023, this plan was still under negotiation. Therefore, a restructuring provision, corresponding to the best estimate at this date of the costs of this plan, was recognized for a total amount of 122 million euros as of December 31, 2023 (see notes 3.2 and 5.3 of the appendix to the Consolidated Financial Statements).

3.1.2      Analysis of the Group’s results and capital expenditure

3.1.2.1     Group revenue

3.1.2.1.1      Revenue

Group revenue by segment (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
France	17,730	17,977	17,983	(1.4)%	(1.4)%
Europe	11,574	11,327	10,962	2.2%	5.6%
Spain	4,698	4,647	4,647	1.1%	1.1%
Other European countries	6,889	6,693	6,329	2.9%	8.9%
Eliminations	(12)	(14)	(14)	(11.9)%	(11.7)%
Africa & Middle East	7,152	6,423	6,918	11.4%	3.4%
Orange Business	7,927	7,912	7,930	0.2%	(0.0)%
Totem	686	685	685	0.3%	0.3%
International Carriers & Shared Services	1,478	1,536	1,540	(3.7)%	(4.0)%
Eliminations	(2,426)	(2,527)	(2,547)
Group revenue (2)	44,122	43,332	43,471	1.8%	1.5%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Revenue from telecom activities (see Notes 1.2 and 4.1 to the Consolidated Financial Statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

Group revenue by offer (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Retail services (B2C+B2B) (2)	32,729	31,621	31,711	3.5%	3.2%
Convergent services	8,153	7,825	7,687	4.2%	6.1%
Mobile-only services	11,406	10,769	11,093	5.9%	2.8%
Fixed-only services	9,029	9,204	9,120	(1.9)%	(1.0)%
IT & integration services	4,141	3,823	3,811	8.3%	8.7%
Wholesale services	6,830	7,305	7,356	(6.5)%	(7.1)%
Equipment sales	3,503	3,265	3,254	7.3%	7.6%
Other revenues	1,060	1,142	1,150	(7.2)%	(7.8)%
Group revenue (3)	44,122	43,332	43,471	1.8%	1.5%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   See Section 7.2.1 Financial glossary.

(3)   Revenue from telecom activities (see Notes 1.2 and 4.1 to the Consolidated Financial Statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

In 2023, Orange group revenues totaled 44,122 million euros, an increase of 1.5% on a historical basis and 1.8% on a comparable basis with 2022.

Change on a historical basis

On a historical basis, the 1.5% increase in Group revenues between 2022 and 2023, i.e. an increase of 652 million euros, includes:

−    the negative effect of foreign exchange fluctuations, which amounted to 461 million euros, mainly due to changes in the Egyptian pound of 380 million euros, and to a lesser extent, in the US dollar of 43 million euros, against the euro;

−    the favorable effect of changes in the scope of consolidation and other changes, which stand at 322 million euros and primarily include (i) the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 281 million euros (see Section 3.1.1.3 Significant events), and (ii) to a lesser extent, the effect of the acquisition of SCRT and Telsys by Orange Cyberdefense on November 8, 2022 for 32 million euros;

−    and the organic change on a comparable basis, i.e. an increase in revenues of 790 million euros.

Change on a comparable basis

On a comparable basis, the increase of 790 million euros, i.e. 1.8%, in Group revenues between 2022 and 2023 is mainly attributable to:

−    the increase of 637 million euros (i.e. 5.9%), in Mobile-only services related to (i) strong growth in mobile services (prepaid and contracts) in nearly all Africa & Middle East countries, driven largely by growth in data services and (ii) to a lesser extent, the increase in mobile-only contracts in the European countries (linked in particular to the value-based strategy, see Section 3.1.1.3 Significant events) and for Orange Business;

−    the increase of 319 million euros (i.e. 8.3%) in IT & Integration Services, primarily for Orange Business (driven by cybersecurity, integration and digital & data services), and, to a lesser degree, in the European countries (Poland, Spain and Romania);

−    the increase of 329 million euros (i.e. 4.2%), in Convergent services, which grew in all European countries except Romania, in connection with the value-based strategy (see Section 3.1.1.3 Significant events), the penetration of fiber optic offers in access bases, and the increase in the number of convergent services customers;

−    and the increase of 238 million euros (i.e. 7.3%), in Equipment sales, in all European countries, with marked growth in Spain, Poland and Belgium, due to upgrading to higher-value products, growth in equipment sales to businesses and the increased unit price of equipment in an inflationary environment.

These positive changes are partially offset by:

−    the decrease of 474 million euros (i.e. 6.5%) in Wholesale services, mainly in France, and to a lesser degree in the European countries:

-     in France, the decline in wholesale services was mainly due to (i) the decline in unbundling revenues on the copper network, (ii) the reduction in the construction of fiber optic networks (Public Initiative Networks or PINs), (iii) the decline in mobile and fixed interconnection (mainly due to the decrease in voice and message traffic and to regulatory cuts in call termination rates), (iv) the decrease in FTTH line co-financing received from other operators, (v) partially offset by the increase in FTTH lines leased to third-party carriers, and by the growth in visitor roaming revenues,

-     in the European countries and for international wholesale services, the decrease in wholesale services was mainly due to (i) the decline in international transit for services to international wholesale services (structural decrease in the market and refocusing of services on higher value-added activities) and in Spain, and (ii) regulatory cuts in mobile and fixed call termination rates in Europe,

-     at the Group level, these changes were partially offset (i) by the sale of rights of use for a submarine cable in the Caribbean and (ii) the increase in wholesale services in the Africa & Middle East countries, mainly due to the implementation of a national roaming agreement in Egypt;

−    the decrease of 175 million euros (down 1.9%) in Fixed-only services, primarily due to:

-     the decrease in the fixed-only services of Orange Business, due to (i) the decline in voice services, with the downward trend in conventional fixed telephony, and (ii) the decrease in data services, mainly owing to the general trend toward the transformation of data services technologies,

-     the downward trend in fixed-only narrowband services (conventional telephony), mainly in France,

-     partially offset by the growth of fixed-only broadband services in the Africa & Middle East countries (mainly due to the growth of fixed-only broadband access bases) and in France (in line with the value-based strategy, see Section 3.1.1.3 Significant events);

−    and to a lesser extent, the decrease of 82 million euros (i.e. 7.2%), in Other revenues, mainly in France, primarily due to the decline in the construction of build-to-suit mobile sites.

The analysis of the change in revenues by business segment is detailed in Section 3.1.3 Review by business segment.

3.1.2.1.2      Number of accesses of telecom activities

Number of accesses of telecom activities (at December 31, in thousands, at the end of the period)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	11,917	11,836	11,628	0.7%	2.5%
Mobile services
Number of mobile accesses (2)	253,981	242,235	241,855	4.8%	5.0%
o/w: Convergent customers mobile accesses	21,944	21,647	21,325	1.4%	2.9%
Mobile-only accesses	232,037	220,588	220,530	5.2%	5.2%
o/w: Contract customers mobile accesses	103,906	94,396	94,015	10.1%	10.5%
Prepaid customers mobile accesses	150,076	147,840	147,840	1.5%	1.5%
Fixed services
Number of fixed accesses	44,504	45,850	45,358	(2.9)%	(1.9)%
Fixed retail accesses	30,802	31,397	30,904	(1.9)%	(0.3)%
o/w: Fixed broadband accesses	25,175	24,824	24,332	1.4%	3.5%
o/w: Very high-speed fixed broadband accesses	16,463	14,710	14,217	11.9%	15.8%
o/w: Convergent customers fixed accesses	11,917	11,836	11,628	0.7%	2.5%
Fixed-only accesses	13,258	12,988	12,704	2.1%	4.4%
Fixed narrowband accesses	5,627	6,572	6,572	(14.4)%	(14.4)%
Fixed wholesale accesses	13,702	14,453	14,453	(5.2)%	(5.2)%
Number of mobile and fixed accesses of telecom activities (2)	298,485	288,085	287,212	3.6%	3.9%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

3.1.2.2     Group operating results

3.1.2.2.1      Group EBITDAaL

This section presents the transition from Group revenues to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	44,122	43,332	43,471	1.8%	1.5%
External purchases (2) (3)	(19,295)	(18,743)	(18,707)	2.9%	3.1%
Commercial expenses, equipment and content costs (2) (3)	(8,166)	(7,778)	(7,758)	5.0%	5.2%
Service fees and inter-operator costs (2)	(3,972)	(4,174)	(4,251)	(4.8)%	(6.6)%
Other network expenses and IT expenses (2)	(3,928)	(3,606)	(3,590)	8.9%	9.4%
Other external purchases (2) (3)	(3,230)	(3,185)	(3,108)	1.4%	3.9%
Other operating income and expenses (2) (3)	447	421	378	6.2%	18.1%
Labor expenses (2) (3)	(8,523)	(8,555)	(8,537)	(0.4)%	(0.2)%
Operating taxes and levies (2) (3)	(1,797)	(1,839)	(1,879)	(2.3)%	(4.4)%
Depreciation and amortization of financed assets	(129)	(107)	(107)	20.5%	20.5%
Depreciation and amortization of right-of-use assets (3)	(1,518)	(1,496)	(1,507)	1.4%	0.7%
Impairment of right-of-use assets (3)	(1)	(1)	(1)	(2.8)%	(5.1)%
Interest on debts related to financed assets (4)	(14)	(3)	(3)	313.5%	313.5%
Interest on lease liabilities (4)	(258)	(139)	(145)	85.0%	78.4%
EBITDAaL (1) (4)	13,035	12,870	12,963	1.3%	0.6%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   See Section 7.2.1 Financial glossary.

(3)   Adjusted data (see Section 3.1.5 Financial indicators not defined by IFRS and Note 1 to the Consolidated Financial Statements).

(4)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

In 2023, the Orange group’s EBITDAaL amounted to 13,035 million euros (comprising 13,157 million euros from telecom activities and a loss of 122 million euros from Mobile Financial Services), up 0.6% on a historical basis and 1.3% on a comparable basis with 2022. The ratio of EBITDAaL from telecom activities to revenues was 29.8% in 2023, a decrease of 0.3 points on a historical basis and 0.2 points on a comparable basis with 2022.

Change on a historical basis

On a historical basis, the 0.6% increase in Group EBITDAaL between 2022 and 2023, i.e. an increase of 72 million euros, includes:

−    the negative effect of foreign exchange fluctuations of 154 million euros, mainly due to changes in the Egyptian pound against the euro of 141 million euros;

−    the favorable effect of changes in the scope of consolidation and other changes, which represent 61 million euros and primarily include the effect of the takeover of VOO by Orange Belgium on June 2, 2023 for 76 million euros (see Section 3.1.1.3 Significant events);

−    and the organic change on a comparable basis, i.e. an increase of 165 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 165 million euros in the Group’s EBITDAaL between 2022 and 2023, i.e. an increase of 1.3%, is mainly attributable to:

−    the increase of 1.8%, i.e. 790 million euros, in revenues;

−    the decrease of 4.8%, i.e. 202 million euros, in service fees and inter-operator costs (see Section 7.2.1 Financial glossary), mainly resulting from the widespread decrease in interconnection charges (except for the Africa & Middle East countries), directly connected to the decrease in revenues from wholesale services (see Section 3.1.2.1.1 Revenue);

−    the increase of 13.7%, i.e. 108 million euros, in adjusted other operating income (see Section 7.2.1 Financial glossary), mainly related to the increase in the net banking income (NBI, see Notes 1.3, 1.4 and 4.2 to the Consolidated Financial Statements) of Mobile Financial Services;

−    the decrease of 2.3%, i.e. 42 million euros, in adjusted operating taxes and levies payables (see Section 7.2.1 Financial glossary). This decrease is mainly due to (i) the decrease in business value added tax (cotisation sur la valeur ajoutée des entreprises - CVAE), the main component of the territorial economic contribution (contribution économique territoriale - CET), in France (see Note 10.1 to the Consolidated Financial Statements), (ii) partially offset by the increase recorded in the Africa & Middle East countries, mainly related to the growth in activity and the increase in spectrum fees;

−    and the decrease of 0.4%, i.e. 32 million euros in labor expenses (see Section 7.2.1 Financial glossary). Wages and employee benefit expenses decreased slightly between the two periods, with the decrease in the average number of employees (full-time equivalent) being offset in particular by the effect of policies relating to employee wages in France and abroad in an inflationary environment (see Section 3.1.1.3 Significant events).

These positive changes are partially offset by:

−    the increase of 5.0%, i.e. 388 million euros, in adjusted commercial expenses, equipment and content costs (see Section 7.2.1 Financial glossary), mainly due to the rising cost of handsets and other equipment sold, in the European countries (in line with the growth in equipment sales), for Orange Business (in particular unified communication and collaboration services) and for international wholesale services (in connection with the sale of rights of use for a submarine cable in the Caribbean);

−    the increase of 8.9%, i.e. 322 million euros, in other network expenses and IT expenses (see Section 7.2.1 Financial glossary), due to (i) higher energy access costs for fixed and mobile networks, mainly in France and, to a lesser extent, in Other European countries (see Section 3.1.1.3 Significant events), (ii) the growth in traffic and the ongoing network roll-outs in the Africa & Middle East countries, and (iii) increased IT expenses for Orange Business (related in particular to the growth in cybersecurity services);

−    the increase of 85.0%, i.e. 118 million euros, in interest on lease liabilities, mainly resulting from (i) the rise in interest rates affecting the discount rates applied to contracts and the effects of rent indexation in an inflationary environment (see Section 3.1.1.3 Significant events), and (ii) the development of the secondary market for co-financing and leased lines in France (see Note 9.1 to the Consolidated Financial Statements);

−    the increase of 22.4% i.e. 82 million euros, in adjusted other operating expenses (Section 7.2.1 Financial glossary), essentially due to (i) developments in various litigations between the two periods, (ii) the increase in the cost of bank credit risk (see Notes 1.3, 1.4 and 5.2 to the Consolidated Financial Statements), and (iii) the increase in impairment and losses on trade receivables in telecom activities (see Notes 4.3 and 5.2 to the Consolidated Financial Statements);

−    the increase of 1.4%, i.e. 45 million euros, in adjusted other external purchases (see Section 7.2.1 Financial glossary), mainly due to (i) the increase in overheads (travel, consulting and support missions, use of temporary staff, vehicle energy costs, etc.), and (ii) the increase in real estate fees (in particular due to rent indexation and the impact of higher energy costs on lease expenses in an inflationary environment, see Section 3.1.1.3 Significant events), (iii) partially offset by the decrease in building costs for resale in France (fiber optic networks and mobile sites);

−    and secondarily, (i) the increase of 20.5%, i.e. 22 million euros, in depreciation and amortization of financed assets in France (set-top boxes financed by a bank intermediary, see Note 8.5 to the Consolidated Financial Statements) and (ii) the increase of 1.4%, i.e. 22 million euros, in depreciation of right-of-use assets (commencement of new leases, development of the secondary market for co-financing and leased lines in France, see Note 9.1 to the Consolidated Financial Statements).

3.1.2.2.2      Group operating income

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis
EBITDAaL (1)	13,035	12,870	12,963
Significant litigation	30	(9)	(9)
Specific labor expenses	(503)	(372)	(372)
Review of fixed assets, investments and business portfolio	90	157	233
Restructuring programs costs	(526)	(177)	(177)
Acquisition and integration costs	(53)	(74)	(74)
Depreciation and amortization of fixed assets	(7,312)	(7,007)	(7,035)
Effects of takeovers	11	-	-
Impairment of goodwill	-	(817)	(817)
Impairment of fixed assets	(47)	(54)	(56)
Share of profits (losses) of associates and joint ventures	(29)	2	(2)
Elimination of interest on debts related to financed assets (2)	14	3	3
Elimination of interest on lease liabilities (2)	258	139	145
Operating income	4,969	4,661	4,801

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

In 2023, the Orange group’s operating income amounted to 4,969 million euros (comprising 5,274 million euros from telecom activities and a loss of 306 million euros from Mobile Financial Services), up 3.5% on a historical basis and 6.6% on a comparable basis with 2022.

Change on a historical basis

On a historical basis, the increase of 168 million euros in Group operating income between 2022 and 2023, i.e. an increase of 3.5%, includes:

−    the negative effect of foreign exchange fluctuations of 80 million euros, mainly due to changes in the Egyptian pound against the euro of 70 million euros;

−    the unfavorable impact of changes in the scope of consolidation and other changes, amounting to 60 million euros, mainly including the counter-effect of the gain on disposal related to the remeasurement of Deezer shares at fair value (following the merger of Deezer into the SPAC I2PO, and the initial public offering of the new entity in July 2022), recognized as a review of fixed assets, investments and business portfolio for 77 million euros in 2022 (see Note 3.2 to the Consolidated Financial Statements);

−    and the organic change on a comparable basis, i.e. an increase of 308 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 308 million euros, i.e. 6.6%, in Group operating income between 2022 and 2023 is mainly attributable to:

−    the counter-effect of the recognition, in 2022, of impairment of goodwill of 817 million euros, mainly due to impairment of goodwill of 789 million euros in Romania. This impairment mainly reflected (i) a significant increase in the discount rate due to changes in market assumptions, (ii) increased competitive pressure, and (iii) the downward revision of the business plan compared with the one used at December 31, 2021, particularly in the first few years (see Note 7 to the Consolidated Financial Statements);

−    and the 295 million euro increase in EBITDAaL excluding interest on lease liabilities and on debts related to financed assets (with no effect on operating income).

These positive changes are partially offset by:

−    the increase of 349 million euros in restructuring programs costs (mainly departure plans), largely related to the recognition in 2023 of (i) restructuring costs related to Orange Business (in France and abroad) and to Orange Bank, of 215 million euros and 122 million euros, respectively (see Section 3.1.1.3 Significant events and 2023 Highlights in the Consolidated Financial Statements and Note 5.3 to the Consolidated Financial Statements), and (ii) impairment losses on right-of-use assets and restructuring costs (departure plans) in Poland;

−    the 305 million euro increase in depreciation and amortization of fixed assets (see Note 8.2 to the Consolidated Financial Statements), mainly in France and, to a lesser extent, in the Africa & Middle East countries, essentially linked to the material investments made in recent years (especially in connection with the roll-out of fixed and mobile networks) and to the recognition of accelerated depreciation in 2023;

−    the increase of 131 million euros in specific labor expenses. This increase was mainly due to the French part-time for seniors plans (TPS, a program relating to agreements for the employment of older workers in France) and related bonuses, and mainly reflects (i) the recognition, in 2023, of a charge of 241 million euros corresponding to the additional provision relating to the pension reform enacted in France in April 2023 (see Section 3.1.1.3 Significant events and Note 6.2 to the Consolidated Financial Statements), (ii) partially offset by the counter-effect of the recognition, in 2022, of a substantial number of employees signing up for these plans;

−    and the decrease of 67 million euros in the gain on the review of fixed assets, investments and business portfolio, due to the decrease in the gain on the disposal of fixed assets (see Note 8.1 to the Consolidated Financial Statements) in the Africa & Middle East countries (mainly due to the counter-effect of the recognition in 2022 of asset disposals in the Democratic Republic of the Congo - DRC) and for shared services (under the programs for the optimization of real estate assets).

3.1.2.3     Group net income

(at December 31, in millions of euros)	2023	2022 on a historical basis
Operating income	4,969	4,801
Cost of gross financial debt excluding financed assets	(1,073)	(775)
Interest on debts related to financed assets (1)	(14)	(3)
Gains (losses) on assets contributing to net financial debt	283	48
Foreign exchange gain (loss)	(32)	(97)
Interest on lease liabilities (1)	(258)	(145)
Other net financial expenses	(112)	52
Finance costs, net	(1,206)	(920)
Income taxes	(871)	(1,265)
Consolidated net income	2,892	2,617
Net income attributable to owners of the parent company	2,440	2,146
Net income attributable to non-controlling interests	451	471

(1)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

The consolidated net income of the Orange group totaled 2,892 million euros in 2023, compared with 2,617 million euros in 2022, i.e. an increase of 275 million euros. This change reflects (i) the decrease of 393 million euros in income tax and (ii) the increase of 168 million euros in operating income on a historical basis, (iii) partially offset by the deterioration of 286 million euros in finance costs, net.

The year-on-year deterioration of 286 million euros in finance costs, net (see Note 13.2 to the Consolidated Financial Statements) was essentially due to:

−    the increase in the cost of gross financial debt excluding financed assets, mainly due to (i) higher interest charges on the variable-rate portion of debt and on short-term financing in a context of rising interest rates, (ii) the counter-effect, in 2022, of the change in fair value of derivatives set up in anticipation of debt issuances, and (iii) the change in the interest-rate effect of derivatives hedging the Polish zloty-denominated debt;

−    the deterioration of other net financial expenses, mainly due to the increase in the discounting expense on employee benefits (see Notes 6.1 and 13.2 to the Consolidated Financial Statements);

−    and the increase in interest on lease liabilities, mainly resulting from (i) the rise in interest rates affecting the discount rates applied to contracts and the effects of rent indexation in an inflationary environment (see Section 3.1.1.3 Significant events), and (ii) the development of the secondary market for co-financing and leased lines in France (see Note 9.1 to the Consolidated Financial Statements);

−    partially offset by (i) the increase in gains (losses) on assets contributing to net financial debt, due to higher returns on investments as a result of rising interest rates, and (ii) to a lesser extent, the improvement in foreign exchange gains (losses).

The decrease of 393 million euros in income tax (see Note 10.2 to the Consolidated Financial Statements) between the two periods primarily stems from:

−    the decrease in the income tax payable of the Orange SA tax consolidation group, mainly due to changes in the income of the entities in the tax consolidation group in France;

−    and the recognition, in 2023, of deferred tax income of 190 million euros for Belgian subsidiaries (other than the Orange Belgium group) to reflect the favorable change in the business projections for the recoverability of deferred tax assets.

Net income attributable to non-controlling interests amounted to 451 million euros in 2023, compared with 471 million euros in 2022 (see Note 15.6 to the Consolidated Financial Statements). After taking into account net income attributable to non-controlling interests, net income attributable to owners of the parent company totaled 2,440 million euros in 2023, compared with 2,146 million euros in 2022, an increase of 294 million euros.

3.1.2.4     Group comprehensive income

The transition from Group consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income.

3.1.2.5     Group capital expenditure

Group investments in property, plant and equipment and intangible assets (2) (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
eCAPEX (1)	6,815	7,303	7,371	(6.7)%	(7.5)%
Elimination of proceeds from sales of property, plant and equipment and intangible assets (3)	292	345	347	(15.2)%	(15.7)%
Telecommunication licenses	721	935	1,060	(22.8)%	(31.9)%
Financed assets (4)	233	229	229	1.6%	1.6%
Group investments in property, plant and equipment and intangible assets (2)	8,062	8,812	9,007	(8.5)%	(10.5)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   See Notes 1.6 and 8 to the Consolidated Financial Statements.

(3)   Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(4)   Financed assets include set-top boxes (STBs) in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16 (see Note 8.5 to the Consolidated Financial Statements).

In 2023, Orange group investments in property, plant and equipment and intangible assets totaled 8,062 million euros, down 10.5% on a historical basis and 8.5% on a comparable basis with 2022.

Change on a historical basis

On a historical basis, the 10.5% decrease in Group investments in property, plant and equipment and intangible assets between 2022 and 2023, i.e. a decrease of 944 million euros, includes:

−    the negative effect of foreign exchange fluctuations, which amounted to 220 million euros, mainly due to changes in the Egyptian pound against the euro of 201 million euros;

−    the favorable impact of changes in the scope of consolidation and other changes amounting to 25 million euros;

−    and the organic change on a comparable basis, i.e. a decrease in Group investments in property, plant and equipment and intangible assets of 750 million euros.

Change on a comparable basis

On a comparable basis, the decrease of 750 million euros in Group investments in property, plant and equipment and intangible assets between 2022 and 2023, i.e. a decrease of 8.5%, is mainly due to the combined effect of (i) the decrease in investments in property, plant and equipment and intangible assets excluding telecommunication licenses and (ii) the decrease in expenses relating to telecommunication licenses.

The Group’s financial investments (see Section 7.2.1 Financial glossary) are described in Section 3.1.4 Cash flow, equity and financial debt.

3.1.2.5.1      Capital expenditure

3.1.2.5.1.1       Economic CAPEX

In 2023, the Orange group’s economic CAPEX represented 6,815 million euros (comprising 6,783 million euros from telecom activities and 33 million euros from Mobile Financial Services), down 7.5% on a historical basis and 6.7% on a comparable basis. The ratio of economic CAPEX to revenue from telecom activities was 15.4% in 2023, a fall of 1.5 percentage points on a historical basis and 1.4 percentage points on a comparable basis with 2022.

Change on a historical basis

On a historical basis, the 7.5% decrease in Group economic CAPEX between 2022 and 2023, i.e. a decrease of 555 million euros, includes:

−    the negative effect of foreign exchange fluctuations of 93 million euros, mainly due to changes in the Egyptian pound against the euro of 74 million euros;

−    the positive impact of changes in the scope of consolidation and other changes for 25 million euros;

−    and the organic change on a comparable basis, i.e. a decrease of 487 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 487 million euros in the Group’s economic CAPEX between 2022 and 2023, a decline of 6.7%, is mainly attributable to:

−    the decline in gross investment in very high-speed broadband fixed networks (FTTH), mainly in France, Spain and Poland, after the major roll-outs of recent years. At December 31, 2023, the Group had 71.7 million households connectable to FTTH worldwide (up 10.4% year on year on a comparable basis), including 37.4 million in France, 16.8 million in Spain, 13.4 million in other European countries and 4.1 million in Africa & Middle East countries. The total number of households connectable to all very high-speed broadband networks (FTTH and cabled networks) was 75.4 million at December 31, 2023;

−    the decline in economic CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises in France, in connection with financed assets (also recognized in investments in property, plant and equipment and intangible assets);

−    and the decline in investment in very high-speed broadband mobile networks (4G/5G) in Spain, following the major roll-outs in the country in previous years;

−    partially offset by (i) increased investments in the networks of the Africa & Middle East countries, mainly in very high-speed broadband mobile networks (4G/5G), in order to support business growth (capacity investments) and changes in usage, (ii) the decrease in co-financing received from third-party operators in France, (iii) the decrease in disposals of fixed assets, mainly due to the counter-effect of the recognition, in 2022, of asset disposals in the Democratic Republic of the Congo (DRC) and Côte d’Ivoire, and (iv) the counter-effect of the recognition in 2022 of investments by Orange Marine in the construction of a new cable-laying ship, the Sophie Germain (see Section 1.3 Highlights).

Regarding some investments, particularly for the fiber optic roll-out, the Group’s investments benefit from co-financing received from third-party operators and subsidies that reduce economic CAPEX.

3.1.2.5.1.2       Telecommunication licenses

Capital expenditure relating to telecommunication licenses includes the acquisition and renewal of telecommunication licenses and the capitalization of associated spectrum fees (see Notes 8.4 and 16.1 to the Consolidated Financial Statements). Telecommunication licenses may, in some cases, give rise to annual fees recognized as operating taxes and levies payables in the Consolidated income statement (see Note 10.1 to the Consolidated Financial Statements).

In 2023, capital expenditure relating to telecommunication licenses totaled 721 million euros and mostly concerned (i) Belgium for 303 million euros (second tranche within the general framework of the acquisition of 5G licenses and renewal of the existing 2G/3G spectrum), (ii) Poland for 121 million euros (acquisition of 5G licenses), (iii) Egypt for 113 million euros (second tranche for the acquisition of 4G licenses), (iv) Senegal for 53 million euros and (v) Botswana for 38 million euros (see Note 8.4 to the Consolidated Financial Statements).

In 2022, on a historical basis, capital expenditure relating to telecommunication licenses totaled 1,060 million euros. This mostly concerned (i) Romania for 319 million euros (acquisition of 5G licenses), (ii) Egypt for 311 million euros (first tranche for the acquisition of 4G licenses), (iii) Belgium for 254 million euros (mainly within the general framework of the acquisition of 5G licenses and the renewal of the existing 2G/3G spectrum), (iv) Poland for 75 million euros and (v) Jordan for 67 million euros.

3.1.2.5.2      Investment commitments

Investment commitments are set out in Notes 16 and 17.3 to the Consolidated Financial Statements.

3.1.2.5.3      Investment projects

In line with the Lead the Future strategic plan (see Section 1.2.3 The Orange group strategy), Orange has confirmed the decrease in its investments in 2023, with a ratio of economic CAPEX to revenues of close to 15%. This decrease is the result, first of all, of the slowdown in investments in fiber optic, after several years of intensive roll-outs in Europe, including France. However, Orange is maintaining its investments in active and passive mobile networks (in particular through Totem, the Group’s European TowerCo) and for wholesale services, in order to strengthen its leading position in terms of network quality. Going forward, the Orange group will continue to invest, while systematically seeking to maximize value creation, while disposing of non-strategic assets.

The Group will focus on its core business in order to confirm its leadership, while optimizing and adding further value to its fixed networks (particularly FTTH) and mobile networks (particularly 5G). It will use its data in partnership with major Cloud and artificial intelligence (AI) players, while rolling out more efficient IT infrastructure, such as Data centers and next-generation supply chain information systems. The aim of this approach is to make the networks more efficient, thus contributing to a better financial performance. The establishment of "Network Integration Factories" will also accelerate the automation and virtualization of network management, while providing new services for customers.

For the fixed network, whether using own infrastructure or third-party networks via co-financing or optimized leasing, Orange has high ambitions when it comes to marketing its fiber optic offers. As for FTTH infrastructure, Orange will continue to invest directly, particularly in France, under the new agreement on the widespread roll-out of fiber optic by 2025 (see Section 1.3 Highlights and Note 16.1 to the Consolidated Financial Statements). Aware of the disparities in the roll-out between different urban centers in France, additional efforts will be deployed in areas with the least fiber coverage from 2024. In addition, Orange is offering to make connectable on demand all customers not eligible for fiber optic who so request, until the copper network is shut down (see Section 1.4.1 Operating activities - France). This change in the steering of roll-outs in medium-density areas ("AMII areas" - appel à manifestation d’intérêt d’investissement or "Call for Investment Intentions"), through connection on demand, complements the industrial-scale roll-out by geographical area. This initiative will help to achieve widespread fiber optic coverage in medium-density areas (AMII areas) by the end of 2025. Orange is also committed to continuing roll-outs in very densely populated areas ("ZTD" - Zones Très Denses). In 2024, the Group plans to carry out a test of roll-out on demand for its customers in two major cities within this perimeter. To continue the industrial effort in certain areas while controlling its investments, Orange will rely on its FiberCos, such as Orange Concessions, which brings together the FTTH connections of the Public Initiative Networks (PIN) in France.

On the mobile network, the Group will focus on continuing to roll out 5G, characterized by lower latency and the possibility of network slicing. Generally speaking, in order to optimize the roll-outs of its mobile networks, Orange will continue to develop network sharing agreements whenever this is relevant. In addition, Orange will accelerate the development of its passive mobile infrastructure in Europe via Totem, the Group’s European TowerCo. Lastly, as part of its modernization drive, Orange is committed to pursuing the transformation of its mobile networks, with plans for the gradual shutdown of 2G and 3G networks in all European countries by 2030.

In the Africa & Middle East region, Orange will maintain its investments in rolling out fixed network infrastructure (FTTH) and mobile network infrastructure (4G/5G) for high-growth markets. The aim of this approach is to strengthen its position as a benchmark digital partner. At the same time, Orange is committed to innovative ventures, such as Maxit, a super-app that brings together telecommunications, financial services and e-commerce.

In enterprise services, Orange Business will continue to expand into IT, Cloud, data, service integration and cybersecurity to become a value-generating service orchestrator. This shift in direction will be enabled by (i) accelerating the internal transformation of networks and modes of operation by geographic region, while maintaining the level of investment, (ii) continuing the migration of customer networks to software to meet the needs of companies concerned with making their networks more reliable and optimizing their connectivity costs, with, among other things, the development of SD-WAN (Software-Defined Wide Area Network) technology, and (iii) positioning itself as a trusted partner in cybersecurity.

To meet growing demand for international connectivity, the Group will continue to invest in submarine cable projects, including to meet its own capacity requirements. In the second half of 2023, Orange strengthened its position in the maintenance and laying of submarine cables, with the inauguration of the new cable-laying ship, the Sophie Germain, a state-of-the-art vessel designed to minimize its environmental impact (see Section 1.3 Highlights). Through its subsidiary, Orange Wholesale, the Group will also take on an advisory role for major international connectivity projects.

See also Section 1.2.3 The Orange group strategy.

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3.1.3      Review by business segment

The following table presents the Orange group’s main operating data (financial data and workforce information) by segment for fiscal years 2023 and 2022 on a comparable basis and 2022 on a historical basis.

As part of the Lead the Future strategic plan, presented in February 2023, the Group announced its intention to transform its B2B telecommunication operator model (in order to adapt to the changing B2B market) and strengthen its position in cybersecurity. In line with this announcement, the Enterprise business segment is changing its name to Orange Business (see Note 1.1 to the Consolidated Financial Statements).

For more details on segment information, see Note 1 to the Consolidated Financial Statements.

Fiscal years ended December 31 (in millions of euros)	France				Europe	Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Europe total
2023
Revenue	17,730	4,698	6,889	(12)	11,574	7,152
EBITDAaL (1)	6,364	1,246	1,791	-	3,037	2,734
Operating income	2,967	238	533	-	770	1,755
eCAPEX (1)	3,039	755	1,076	-	1,831	1,248
Investments in property, plant and equipment and intangible assets	3,432	787	1,572	-	2,359	1,535
Average number of employees	42,737	6,096	21,031	-	27,127	14,620
2022 - Data on a comparable basis (1)
Revenue	17,977	4,647	6,693	(14)	11,327	6,423
EBITDAaL (1)	6,599	1,111	1,761	-	2,871	2,427
Operating income	3,328	12	(164)	-	(151)	1,589
eCAPEX (1)	3,382	863	1,104	-	1,966	1,172
Investments in property, plant and equipment and intangible assets	3,746	873	1,827	-	2,700	1,518
Average number of employees	46,262	6,168	22,113	-	28,281	14,444
2022 - Data on a historical basis
Revenue	17,983	4,647	6,329	(14)	10,962	6,918
EBITDAaL (1)	6,645	1,111	1,662	-	2,772	2,584
Operating income	3,361	12	(190)	-	(177)	1,665
eCAPEX (1)	3,429	863	1,020	-	1,883	1,271
Investments in property, plant and equipment and intangible assets	3,793	873	1,739	-	2,612	1,747
Average number of employees	46,282	6,168	21,437	-	27,605	14,436

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities	Total telecom activities	Mobile Financial Services	Eliminations Group	Group total

7,927	686	1,478	(2,416)	44,132	-	(9)	44,122
679	372	(30)	1	13,157	(122)	1	13,035
92	251	(563)	1	5,274	(306)	1	4,969
296	144	225	-	6,783	33	-	6,815
315	144	245	-	8,030	33	-	8,062
29,574	193	12,005	-	126,257	852	-	127,109

7,912	685	1,536	(2,518)	43,341	-	(9)	43,332
802	371	(84)	-	12,987	(118)	1	12,870
321	252	(478)	-	4,860	(200)	1	4,661
326	142	278	-	7,267	35	-	7,303
338	142	333	-	8,776	35	-	8,812
28,772	165	12,282	-	130,205	902	-	131,107

7,930	685	1,540	(2,538)	43,480	-	(9)	43,471
804	371	(96)	-	13,080	(118)	1	12,963
317	252	(417)	-	5,000	(200)	1	4,801
332	142	278	-	7,335	35	-	7,371
344	142	333	-	8,971	35	-	9,007
28,786	165	12,134	-	129,406	902	-	130,307

3.1.3.1     France

France (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	17,730	17,977	17,983	(1.4)%	(1.4)%
EBITDAaL (1)	6,364	6,599	6,645	(3.6)%	(4.2)%
EBITDAaL/Revenue	35.9%	36.7%	37.0%	(0.8 pt)	(1.1 pt)
Operating income	2,967	3,328	3,361	(10.8)%	(11.7)%
eCAPEX (1)	3,039	3,382	3,429	(10.2)%	(11.4)%
eCAPEX/Revenue	17.1%	18.8%	19.1%	(1.7 pt)	(1.9 pt)
Investments in property, plant and equipment and intangible assets	3,432	3,746	3,793	(8.4)%	(9.5)%
Investments in property, plant and equipment and intangible assets/Revenue	19.4%	20.8%	21.1%	(1.5 pt)	(1.7 pt)
Average number of employees	42,737	46,262	46,282	(7.6)%	(7.7)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

3.1.3.1.1      Revenue - France

France (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	17,730	17,977	17,983	(1.4)%	(1.4)%
Retail services (B2C+B2B)	11,154	10,976	10,976	1.6%	1.6%
Convergent services	5,065	4,857	4,857	4.3%	4.3%
Mobile-only services	2,364	2,332	2,332	1.4%	1.4%
Fixed-only services	3,725	3,787	3,787	(1.6)%	(1.6)%
Fixed-only broadband services	3,018	2,955	2,955	2.1%	2.1%
Fixed-only narrowband services	707	831	831	(15.0)%	(15.0)%
Wholesale services	4,514	4,932	4,938	(8.5)%	(8.6)%
Equipment sales	1,394	1,323	1,323	5.3%	5.3%
Other revenues	668	746	746	(10.4)%	(10.4)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Change on a historical basis

On a historical basis, the decrease of 253 million euros in revenues from France between 2022 and 2023 results from (i) the unfavorable impact of changes in the scope of consolidation and other changes of 5 million euros, and (ii) the organic change on a comparable basis i.e. a decrease in revenues of 248 million euros.

Change on a comparable basis

On a comparable basis, the decrease of 248 million euros, i.e. 1.4%, in France revenues between 2022 and 2023 is mainly attributable to:

−    the decline in Wholesale services, due to (i) the decline in unbundling revenues on the copper network, (ii) the reduction in the construction of fiber optic networks, particularly for Public Initiative Networks (PINs), (iii) the decline in mobile and fixed interconnection (mainly due to the decrease in voice and message traffic and to regulatory cuts in call termination rates), and, to a lesser extent, (iv) the decrease in FTTH line co-financing received from other operators, (v) partially offset by the increase in FTTH lines leased to third-party operators, and by the growth in visitor roaming revenues;

−    the decline in Fixed-only narrowband services, due to the downward trend in conventional telephony revenues (down 15.0%, i.e. a decrease of 124 million euros), linked to customer migration to fixed broadband (particularly FTTH) and convergent offers;

−    and the decline in Other revenues, mainly due to the decrease in the construction of build-to-suit mobile sites.

This decrease is partially offset by:

−    the growth in Convergent services (up 208 million euros, i.e. 4.3%), mainly reflecting the growth in 12-month convergent ARPO (see Section 7.2.1 Financial glossary), which increased by 3.5% between 2022 and 2023, driven by both (i) the rate increases in the first half of 2023 (see Section 3.1.1.3 Significant events) and (ii) a favorable mix effect, with higher-value convergent offers, notably thanks to fiber. This growth in terms of value is also accompanied by growth in volume, with a year-on-year increase of 0.6% in the convergent customer base. Furthermore, the number of mobile phones in households continues to grow, with 10.3 million convergent mobile customers at December 31, 2023 (up 1.3% year-on-year);

−    the increase in Equipment sales, mainly related to demand for more expensive mobile handsets;

−    the increase in Fixed-only broadband services (up 63 million euros, i.e. 2.1%). This increase was mainly the result of the 2.2% growth in 12-month fixed-only broadband ARPO (see Section 7.2.1 Financial glossary) due to (i) the rate increases in the first half of 2023 (see Section 3.1.1.3 Significant events) and (ii) a favorable mix effect, mainly thanks to growth in very high-speed fixed broadband accesses (FTTH);

−    and the increase of 32 million euros from Mobile-only services, mainly driven by the 4.0% increase in 12-month mobile-only ARPO (see Section 7.2.1 Financial glossary). This growth was mainly due to the increase in rates in the first half of 2023 (see Section 3.1.1.3 Significant events) and offsets the year-on-year decrease of 2.7% in the mobile-only access base (essentially the result of the downward trend in the prepaid mobile access base).

The change in mobile, fixed and convergent access bases is presented in Section 3.1.3.1.5 Additional information - France.

3.1.3.1.2      EBITDAaL - France

Change on a historical basis

On a historical basis, the decrease of 282 million euros in EBITDAaL in France between 2022 and 2023 is attributable to:

−    on the one hand, (i) the negative effect of changes in the scope of consolidation and other changes of 48 million euros, (ii) partially offset by the favorable effect of foreign exchange fluctuations of 2 million euros;

−    on the other hand, the organic change on a comparable basis, i.e. a decrease of 235 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decrease of 235 million euros in EBITDAaL in France between 2022 and 2023 is mainly attributable to:

−    (i) the decrease of 248 million euros in revenues, (ii) the increase in energy access costs for fixed and mobile networks (see Section 3.1.1.3 Significant events), (iii) the decline in other operating income and expenses (mainly the increase in impairment and losses on trade receivables), (iv) the growth in interest on lease liabilities (with, notably, the rise in interest rates affecting the discount rates applied to contracts and the effects of rent indexation in an inflationary environment, see Section 3.1.1.3 Significant events), (v) the increase in the cost of handsets and other equipment sold (excluding capitalized costs), reflecting the increase in equipment sales, and (vi) the decrease in service fees and inter-operator costs, directly connected with the contraction in revenues from wholesale services, see Section 3.1.3.1.1 Revenue - France);

−    partially offset by (i) the decrease in labor expenses, mainly due to the decrease in the average number of employees (full-time equivalent), (ii) the decrease in building costs for resale (fiber optic networks and mobile sites), and (iii) the decrease in business value added tax (cotisation sur la valeur ajoutée des entreprises - CVAE), the main component of the territorial economic contribution (contribution économique territoriale - CET, see Note 10.1 to the Consolidated Financial Statements).

3.1.3.1.3      Operating income - France

Change on a historical basis

On a historical basis, the decrease of 394 million euros in operating income in France between 2022 and 2023 is attributable to:

−    on the one hand, (i) the negative effect of changes in the scope of consolidation and other changes of 35 million euros, (ii) partially offset by the favorable effect of foreign exchange fluctuations of 2 million euros;

−    on the other hand, the organic change on a comparable basis, i.e. a decrease of 360 million euros in operating income.

Change on a comparable basis

On a comparable basis, the fall of 360 million euros in operating income in France between 2022 and 2023 is largely attributable to:

−    the increase in depreciation and amortization of fixed assets, mainly due to the material investments made in recent years (especially in connection with the roll-out of fixed networks, mainly FTTH, and mobile networks), and with the recognition of accelerated depreciation in 2023;

−    and the decrease in EBITDAaL excluding interest on lease liabilities and on debts related to financed assets (with no effect on operating income);

−    partially offset by the recognition, in 2023, of a provision reversal of 97 million euros for the litigation relating to Digicel (see Notes 5.2 and 14 to the Consolidated Financial Statements).

3.1.3.1.4      Economic CAPEX - France

Change on a historical basis

On a historical basis, the decrease of 391 million euros in economic CAPEX in France between 2022 and 2023 is due to (i) the negative impact of changes in the scope of consolidation and other changes of 47 million euros, and (ii) the organic change on a comparable basis, i.e. a decrease in economic CAPEX of 344 million euros.

Change on a comparable basis

On a comparable basis, the decrease of 344 million euros in economic CAPEX in France between 2022 and 2023 was mainly due to (i) the contraction in investments in very high-speed broadband fixed networks (FTTH), after the major investments made in recent years, (ii) the decrease in economic CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, in connection with financed assets (also recognized in investments in property, plant and equipment and intangible assets), partially offset by (iii) the decrease in co-financing received from third-party operators.

3.1.3.1.5      Additional information - France

France (at December 31, in thousands, at the end of the period)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	5,993	5,955	5,955	0.6%	0.6%
12-month convergent ARPO (in euros) (3)	73.6	71.1	71.1	3.5%	3.5%
Mobile services
Number of mobile accesses (2)	21,818	22,008	22,008	(0.9)%	(0.9)%
o/w: Convergent customers mobile accesses	10,277	10,149	10,149	1.3%	1.3%
Mobile-only accesses	11,541	11,859	11,859	(2.7)%	(2.7)%
o/w: Contract customers mobile accesses	20,848	20,635	20,635	1.0%	1.0%
Prepaid customers mobile accesses	970	1,373	1,373	(29.3)%	(29.3)%
12-month mobile-only ARPO (in euros) (3)	17.8	17.1	17.1	4.0%	4.0%
Fixed services
Number of fixed accesses	26,869	28,288	28,288	(5.0)%	(5.0)%
Fixed retail accesses	14,555	15,174	15,174	(4.1)%	(4.1)%
o/w: Fixed broadband accesses	12,309	12,425	12,425	(0.9)%	(0.9)%
o/w: Very high-speed fixed broadband accesses	8,233	7,170	7,170	14.8%	14.8%
o/w: Convergent customers fixed accesses	5,993	5,955	5,955	0.6%	0.6%
Fixed-only accesses	6,317	6,471	6,471	(2.4)%	(2.4)%
12 -month fixed-only broadband ARPO (in euros) (3)	36.8	36.0	36.0	2.2%	2.2%
o/w: Fixed narrowband accesses	2,245	2,748	2,748	(18.3)%	(18.3)%
o/w: PSTN accesses	2,225	2,716	2,716	(18.1)%	(18.1)%
Other fixed accesses	20	32	32	(36.1)%	(36.1)%
Fixed wholesale accesses	12,315	13,114	13,114	(6.1)%	(6.1)%
o/w: FTTH accesses	7,082	6,260	6,260	13.1%	13.1%
Copper accesses	5,233	6,854	6,854	(23.7)%	(23.7)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 7.2.1 Financial glossary.

3.1.3.2     Europe

Europe (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	11,574	11,327	10,962	2.2%	5.6%
EBITDAaL (1)	3,037	2,871	2,772	5.8%	9.5%
EBITDAaL/Revenue	26.2%	25.4%	25.3%	0.9 pt	0.9 pt
Operating income	770	(151)	(177)	na	na
eCAPEX (1)	1,831	1,966	1,883	(6.9)%	(2.7)%
eCAPEX/Revenue	15.8%	17.4%	17.2%	(1.5 pt)	(1.4 pt)
Investments in property, plant and equipment and intangible assets	2,359	2,700	2,612	(12.6)%	(9.7)%
Investments in property, plant and equipment and intangible assets/Revenue	20.4%	23.8%	23.8%	(3.4 pt)	(3.4 pt)
Average number of employees	27,127	28,281	27,605	(4.1)%	(1.7)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

3.1.3.2.1      Revenue - Europe

Europe (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	11,574	11,327	10,962	2.2%	5.6%
Retail services (B2C+B2B)	7,947	7,713	7,388	3.0%	7.6%
Convergent services	3,088	2,967	2,830	4.1%	9.1%
Mobile-only services	2,932	2,893	2,869	1.4%	2.2%
Fixed-only services	1,361	1,366	1,219	(0.4)%	11.7%
IT & integration services	565	487	471	16.0%	19.9%
Wholesale services	1,700	1,849	1,828	(8.0)%	(7.0)%
Equipment sales	1,757	1,582	1,559	11.1%	12.7%
Other revenues	170	183	187	(7.1)%	(8.9)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Europe (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	11,574	11,327	10,962	2.2%	5.6%
Spain	4,698	4,647	4,647	1.1%	1.1%
Poland	2,855	2,749	2,666	3.9%	7.1%
Belgium & Luxembourg	1,749	1,672	1,391	4.6%	25.8%
Central Europe (2)	2,292	2,280	2,280	0.5%	0.5%
Eliminations	(20)	(22)	(22)

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Central Europe: entities in Moldova, Romania and Slovakia.

Change on a historical basis

On a historical basis, the 612 million euro increase in revenues in the European countries between 2022 and 2023 was due to (i) the favorable effect of changes in the scope of consolidation and other changes of 281 million euros due to the takeover of VOO by Orange Belgium on June 2, 2023 (see Section 3.1.1.3 Significant events), (ii) the positive effect of foreign exchange fluctuations of 84 million euros, mainly reflecting the change in the Polish zloty against the euro, and (iii) the organic change on a comparable basis, i.e. a 248 million euro increase in revenues.

Change on a comparable basis

On a comparable basis, the increase of 248 million euros, i.e. 2.2%, in revenues in the European countries between 2022 and 2023 is mainly attributable to:

−    the growth in Equipment sales, mainly due to the increase in sales of equipment and mobile accessories in all European countries;

−    the increase in Convergent services, mainly in Belgium (up 10.8% year on year), in Poland (up 8.5% year on year) and, to a lesser extent, in Spain and Slovakia. On a comparable basis, the convergent customer base of European countries grew by 0.7% year on year, reaching 5.9 million customers at December 31, 2023;

−    the growth of IT & Integration Services, mainly in Poland, and, to a lesser extent, in Spain and Romania;

−    and the growth in Mobile-only services in all countries except Spain and Romania, mainly driven by growth in 12-month mobile-only ARPO (linked in particular to rate increases, see Section 3.1.1.3 Significant events). On a comparable basis, the mobile-only access base increased by 1.7% year on year and reached 44.3 million accesses at December 31, 2023;

−    partially offset by the decrease in Wholesale services in all European countries, mainly due to regulatory cuts in call termination rates (mobile and fixed) and the decline in international transit (particularly in Spain).

The change in mobile, fixed and convergent access bases is presented in Section 3.1.3.2.5 Additional information - Europe.

3.1.3.2.2      EBITDAaL - Europe

Change on a historical basis

On a historical basis, the 265 million euro increase in EBITDAaL in the European countries between 2022 and 2023 is the result of (i) the favorable effect of changes in the scope of consolidation and other changes of 76 million euros, due to the takeover of VOO by Orange Belgium on June 2, 2023 (see Section 3.1.1.3 Significant events), (ii) the positive effect of foreign exchange fluctuations of 23 million euros, and (iii) the organic change on a comparable basis, i.e. a 165 million euro increase in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 165 million euros in the EBITDAaL in European countries between 2022 and 2023 can essentially be attributed to:

−    (i) the 248 million euro increase in revenue, (ii) the decrease in interconnection costs, as a direct result of the regulatory cuts in call termination rates and the decrease in international transit, and (iii) the increase in other operating income (net of other operating expenses);

−    partially offset by (i) the increase in commercial expenses, equipment and content costs, reflecting growth in equipment sales, (ii) the increase in labor expenses, mainly for the entities in Romania (development of a shared services center) and in Belgium (wage indexation), (iii) the increase in network access connectivity costs, mainly in Belgium and Poland, due to the rise in the number of customers on third-party very high-speed broadband networks, and (iv) the rise in interest on lease liabilities, mainly due to the increase in interest rates affecting the discount rates applied to contracts in an inflationary environment (see Section 3.1.3 Significant events).

3.1.3.2.3      Operating income - Europe

Change on a historical basis

On a historical basis, the increase of 948 million euros in the operating income in the European countries between 2022 and 2023 was due to (i) the favorable effect of changes in the scope of consolidation and other changes of 16 million euros, (ii) the positive effect of foreign exchange fluctuations of 11 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 921 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 921 million euros in operating income in the European countries between 2022 and 2023 is primarily due to:

−    (i) the counter-effect of the recognition in 2022 of goodwill impairment of 789 million euros in Romania (see Note 7 to the Consolidated Financial Statements), and (ii) the increase of 165 million euros in EBITDAaL;

−    partially offset by the increase in restructuring programs costs, mainly in Poland, mainly due to departure plans (see Note 5.3 to the Consolidated Financial Statements).

3.1.3.2.4      Economic CAPEX - Europe

Change on a historical basis

On a historical basis, the 51 million euro decrease in economic CAPEX in the European countries between 2022 and 2023 includes (i) the favorable effect of changes in the scope of consolidation and other changes of 72 million euros due to the takeover of VOO by Orange Belgium on June 2, 2023 (see Section 3.1.1.3 Significant events), (ii) the positive effect of foreign exchange fluctuations of 11 million euros, and (iii) the organic change on a comparable basis, i.e. a 135 million euro decrease in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 135 million euros in economic CAPEX in the European countries between 2022 and 2023 was mainly due to (i) lower investment in networks in Spain (see Section 3.1.3.2.6 Additional information - Spain), and, to a lesser extent, in Poland, (ii) partially offset by higher investment in mobile networks in Belgium and increased IT investments in Poland and Romania.

3.1.3.2.5      Additional information - Europe

Europe (at December 31, in thousands, at the end of the period)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	5,924	5,882	5,674	0.7%	4.4%
o/w: Spain	2,869	2,959	2,959	(3.0)%	(3.0)%
Poland	1,700	1,625	1,625	4.7%	4.7%
Belgium & Luxembourg	627	578	370	8.4%	69.2%
Central Europe (4)	728	720	720	1.1%	1.1%
12 -month convergent ARPO (3)
Spain (in euros)	55.9	53.8	53.8	3.9%	3.9%
Poland (in zlotys)	118.9	114.7	114.7	3.6%	3.6%
Mobile services
Number of mobile accesses (2)	55,980	55,073	54,693	1.6%	2.4%
o/w: Convergent customers mobile accesses	11,667	11,499	11,177	1.5%	4.4%
Mobile-only accesses	44,313	43,575	43,516	1.7%	1.8%
o/w: Contract customers mobile accesses	45,000	42,907	42,526	4.9%	5.8%
Prepaid customers mobile accesses	10,980	12,166	12,166	(9.7)%	(9.7)%
o/w: Spain	17,715	16,948	16,948	4.5%	4.5%
Poland	17,628	17,630	17,630	(0.0)%	(0.0)%
Belgium & Luxembourg	6,698	5,919	5,539	13.2%	20.9%
Central Europe (4)	13,940	14,576	14,576	(4.4)%	(4.4)%
12 -month mobile-only ARPO (3)
Spain (in euros)	10.2	10.1	10.1	1.0%	1.0%
Poland (in zlotys)	21.9	20.3	20.3	7.7%	7.7%
Fixed services
Number of fixed accesses	12,407	12,831	12,339	(3.3)%	0.6%
Fixed retail accesses	11,020	11,492	11,000	(4.1)%	0.2%
o/w: Fixed broadband accesses	9,289	9,373	8,881	(0.9)%	4.6%
o/w: Very high-speed fixed broadband accesses	6,986	6,627	6,134	5.4%	13.9%
o/w: Convergent customers fixed accesses	5,924	5,882	5,674	0.7%	4.4%
Fixed-only accesses	3,365	3,492	3,207	(3.6)%	4.9%
o/w: Spain	3,938	3,982	3,982	(1.1)%	(1.1)%
Poland	2,821	2,804	2,804	0.6%	0.6%
Belgium & Luxembourg	1,011	958	466	5.5%	117.0%
Central Europe (4)	1,520	1,629	1,629	(6.7)%	(6.7)%
12 -month fixed-only broadband ARPO (3)
Spain (in euros)	26.2	25.8	25.8	1.5%	1.5%
Poland (in zlotys)	64.2	61.7	61.7	4.0%	4.0%
o/w: Fixed narrowband accesses	1,731	2,119	2,119	(18.3)%	(18.3)%
Fixed wholesale accesses	1,387	1,339	1,339	3.6%	3.6%
o/w: Spain	1,002	946	946	5.9%	5.9%
Poland	385	393	393	(2.0)%	(2.0)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   See Section 7.2.1 Financial glossary.

(4)   Central Europe: entities in Moldova, Romania and Slovakia.

3.1.3.2.6      Additional information - Spain

Spain (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	4,698	4,647	4,647	1.1%	1.1%
EBITDAaL (1)	1,246	1,111	1,111	12.2%	12.2%
EBITDAaL/Revenue	26.5%	23.9%	23.9%	2.6 pt	2.6 pt
Operating income	238	12	12	N/A	N/A
eCAPEX (1)	755	863	863	(12.5)%	(12.5)%
eCAPEX/Revenue	16.1%	18.6%	18.6%	(2.5 pt)	(2.5 pt)
Investments in property, plant and equipment and intangible assets	787	873	873	(9.8)%	(9.8)%
Investments in property, plant and equipment and intangible assets/Revenue	16.8%	18.8%	18.8%	(2.0 pt)	(2.0 pt)
Average number of employees	6,096	6,168	6,168	(1.2)%	(1.2)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Revenue - Spain

Spain (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	4,698	4,647	4,647	1.1%	1.1%
Retail services (B2C+B2B)	3,192	3,136	3,136	1.8%	1.8%
Convergent services	1,894	1,870	1,870	1.3%	1.3%
Mobile-only services	782	790	790	(0.9)%	(0.9)%
Fixed-only services	457	436	436	5.0%	5.0%
IT & integration services	58	41	41	41.9%	41.9%
Wholesale services	793	878	878	(9.6)%	(9.6)%
Equipment sales	711	632	632	12.5%	12.5%
Other revenues	2	1	1	113.3%	113.3%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the increase of 50 million euros, i.e. 1.1%, in revenues in Spain between 2022 and 2023 was mainly due to:

−    the increase in Equipment sales, mainly due to the increase in sales of equipment and mobile accessories;

−    the increase in Convergent services, mainly driven by the growth in 12-month convergent ARPO (up 3.9% year on year). This growth in value, enabled by the focus on customer value management combined with a moderate promotional policy, more than offsets the erosion of the customer base (down 3.0% year on year);

−    the growth of IT and Integration Services;

−    and the growth of Fixed-only broadband services, due to both (i) the 4.4% growth in the fixed-only broadband access base year on year, and (ii) the 1.5% growth in 12-month fixed-only broadband ARPO;

−    partially offset (i) by the decline in Wholesale services, mainly related to the decrease in international transit and the regulatory cuts in call termination rates, and (ii) to a lesser extent, by the decrease in Mobile-only services, mainly due to the 6.4% contraction in the prepaid mobile access base, partially offset by growth of 1.0% in 12-month mobile-only ARPO between the two periods.

EBITDAaL - Spain

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the increase of 135 million euros in EBITDAaL in Spain between 2022 and 2023 was mainly due to:

−    (i) the decrease in service fees and inter-operator costs, directly connected to the contraction in revenues from wholesale services (see Revenue - Spain above), (ii) the decrease in network operating and maintenance expenses, mainly due to the counter-effect of higher energy access costs in 2022 for the fixed and mobile network, (iii) the increase of 50 million euros in revenues, and (iv) the increase in other operating income;

−    partially offset (i) by the increase in the cost of handsets and other equipment sold, mainly due to the growth in mobile equipment sales, and (ii) higher interest on lease liabilities.

Operating income - Spain

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the 225 million euro increase in operating income in Spain between 2022 and 2023 was mainly due to (i) the 135 million euro increase in EBITDAaL, and (ii) the decrease in the depreciation and amortization of fixed assets, mainly due to the counter-effect of the end of the amortization of Jazztel’s subscriber base assets in 2022.

Economic CAPEX - Spain

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the 107 million euro decrease in economic CAPEX in Spain between 2022 and 2023 was due to the decrease in investments in networks, resulting mainly from lower capital expenditure on very high-speed broadband mobile networks (4G/5G) and very high-speed broadband fixed networks (FTTH) and capacity investments, following the material investments made in recent years.

3.1.3.3     Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,152	6,423	6,918	11.4%	3.4%
EBITDAaL (1)	2,734	2,427	2,584	12.7%	5.8%
EBITDAaL/Revenue	38.2%	37.8%	37.3%	0.4 pt	0.9 pt
Operating income	1,755	1,589	1,665	10.5%	5.4%
eCAPEX (1)	1,248	1,172	1,271	6.5%	(1.8)%
eCAPEX/Revenue	17.5%	18.3%	18.4%	(0.8 pt)	(0.9 pt)
Investments in property, plant and equipment and intangible assets	1,535	1,518	1,747	1.1%	(12.2)%
Investments in property, plant and equipment and intangible assets/Revenue	21.5%	23.6%	25.3%	(2.2 pt)	(3.8 pt)
Average number of employees	14,620	14,444	14,436	1.2%	1.3%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Africa and the Middle East continue to suffer political, security or economic instability and sometimes by tax or regulatory pressures that may affect the general business climate, the activity and earnings of subsidiaries and shareholdings, and these could continue to affect them in the future. In some cases, these situations have led the Group to recognize asset impairments (see Notes 7, 8.3 and 11 to the Consolidated Financial Statements). For further information on these risk factors, see Section 2.1 Risk factors.

3.1.3.3.1      Revenue - Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,152	6,423	6,918	11.4%	3.4%
Retail services (B2C+B2B)	6,356	5,715	6,112	11.2%	4.0%
Mobile-only services	5,456	4,924	5,272	10.8%	3.5%
Fixed-only services	847	752	800	12.6%	5.9%
IT & integration services	53	38	40	40.6%	34.0%
Wholesale services	666	584	663	14.1%	0.4%
Equipment sales	90	92	104	(1.9)%	(13.2)%
Other revenues	40	33	39	23.2%	2.8%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Africa & Middle East (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,152	6,423	6,918	11.4%	3.4%
Sonatel sub-group (2)	2,470	2,178	2,217	13.4%	11.4%
Côte d’Ivoire sub-group (3)	1,549	1,468	1,471	5.6%	5.3%
Egypt	779	603	992	29.3%	(21.5)%
Morocco	731	687	705	6.4%	3.7%
Jordan	470	453	465	3.8%	1.1%
Cameroon	477	421	421	13.4%	13.4%
Congo (DRC)	435	414	425	5.0%	2.3%
Other countries (4)	309	268	290	15.4%	6.6%
Eliminations	(68)	(68)	(68)	0.1%	0.3%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)   Other countries: mainly entities in Botswana, Central African Republic (CAR) and Madagascar.

Change on a historical basis

On a historical basis, the increase of 234 million euros in the revenues in Africa & Middle East countries between 2022 and 2023 includes (i) the negative effect of foreign exchange fluctuations for 495 million euros, mainly related to movements in the Egyptian pound against the euro of 380 million euros, and (ii) the organic change on a comparable basis, i.e. an increase of 729 million euros in revenues.

Change on a comparable basis

On a comparable basis, the increase of 729 million euros, i.e. 11.4%, in the revenues in Africa & Middle East countries between 2022 and 2023 is mainly attributable to:

−    the increase in Mobile-only services, driven by (i) the growth in data services, up 17.7% year on year, driven largely by the vibrant 4G customer base, which grew by 17.4% year on year to reach 61.7 million customers at December 31, 2023, and (ii) the year-on-year growth of 25.8% in the revenues of Orange Money (which reached 567 million euros in 2023), mainly due to 16.9% growth in the active customer base. The mobile access base also continued to grow, recording a year-on-year increase of 4.3%;

−    the growth of Fixed-only services, driven by the development of fixed-only broadband services, which rose by 12.6% year on year. The fixed-only broadband access base grew by 20.2% year on year reaching 3.3 million customers at December 31, 2023;

−    and the increase in Wholesale services, largely due to the introduction of a national roaming agreement in Egypt.

3.1.3.3.2      EBITDAaL - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 151 million euros in EBITDAaL in Africa & Middle East countries between 2022 and 2023 includes (i) the negative effect of foreign exchange fluctuations for 185 million euros, mainly as a result of movements in the Egyptian pound against the euro, (ii) the positive impact of changes in the scope of consolidation and other changes for 28 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 307 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 307 million euros in EBITDAaL in Africa & Middle East countries between 2022 and 2023 is primarily explained by the growth of 729 million euros in revenues, partially offset by:

−    the increase in commercial expenses and equipment costs, due to (i) higher fees, related to the growth in the revenues of Orange Money, (ii) increased equipment costs in Egypt resulting from a new distribution agreement, and (iii) the increase in the costs of SIM cards in several countries;

−    the rise in other operating expenses, mainly reflecting the change in various risks between the two periods;

−    the increase in network operating and maintenance expenses as a result of traffic growth, ongoing network roll-outs in all countries and higher energy access costs for fixed and mobile networks (see Section 3.1.1.3 Significant events);

−    higher operating taxes and levies payables, mainly as a result of business growth and higher spectrum fees;

−    higher service fees and inter-operator costs, directly in line with revenue growth in wholesale services and mostly related to the introduction of a national roaming agreement in Egypt;

−    and rising labor expenses in almost all countries, relating to the commercial performance in the region.

3.1.3.3.3      Operating income - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 90 million euros in operating income in Africa & Middle East countries between 2022 and 2023 includes (i) the negative effect of foreign exchange fluctuations for 104 million euros, mainly as a result of movements in the Egyptian pound against the euro, (ii) the positive impact of changes in the scope of consolidation and other changes for 28 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 166 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 166 million euros in operating income in Africa & Middle East countries between 2022 and 2023 is primarily explained by the rise of 307 million euros in EBITDAaL, partially offset by:

−    the increase in depreciation and amortization of fixed assets, mainly due to growth in investments in recent years and the amortization of the new telecommunication licenses acquired;

−    the counter-effect of the recognition in 2022 of gains on disposal of 73 million euros related to the review of fixed assets, investments and business portfolio (mainly linked to the disposal of assets in the Democratic Republic of the Congo (DRC) and Côte d’Ivoire);

−    and the recognition in 2023 of a net expense on significant litigation of 38 million euros.

3.1.3.3.4      Economic CAPEX - Africa & Middle East

Change on a historical basis

On a historical basis, the decrease of 22 million euros in economic CAPEX in Africa & Middle East countries between 2022 and 2023 includes (i) the negative effect of foreign exchange fluctuations for 98 million euros, and (ii) the organic change on a comparable basis, i.e. an increase of 76 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 76 million euros in economic CAPEX in Africa & Middle East countries between 2022 and 2023 is chiefly the result of the growth in investments in very high-speed broadband mobile networks (4G/5G) to support business growth (capacity investments) and changes in usage.

3.1.3.3.5      Additional information - Africa & Middle East

Africa & Middle East (at December 31, in thousands, at the end of the period)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Mobile services
Number of mobile accesses (2)	149,179	143,068	143,068	4.3%	4.3%
o/w: Contract customers mobile accesses	11,054	8,768	8,768	26.1%	26.1%
Prepaid customers mobile accesses	138,125	134,301	134,301	2.8%	2.8%
o/w: Sonatel sub-group (3)	39,902	37,897	37,897	5.3%	5.3%
Côte d’Ivoire sub-group (4)	31,671	28,964	28,964	9.3%	9.3%
Egypt	29,166	28,225	28,225	3.3%	3.3%
Morocco	14,638	14,774	14,774	(0.9)%	(0.9)%
Jordan	2,773	2,545	2,545	9.0%	9.0%
Cameroon	12,251	11,272	11,272	8.7%	8.7%
Congo (DRC)	12,412	13,302	13,302	(6.7)%	(6.7)%
Other countries (5)	6,366	6,089	6,089	4.5%	4.5%
Fixed services
Number of fixed accesses	4,225	3,591	3,591	17.7%	17.7%
Fixed retail accesses	4,225	3,591	3,591	17.7%	17.7%
o/w: Fixed broadband accesses	3,343	2,782	2,782	20.2%	20.2%
Fixed narrowband accesses	882	809	809	9.0%	9.0%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(4)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(5)   Other countries: mainly entities in Botswana, Central African Republic (CAR) and Madagascar.

3.1.3.4     Orange Business

Orange Business (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,927	7,912	7,930	0.2%	(0.0)%
EBITDAaL (1)	679	802	804	(15.4)%	(15.5)%
EBITDAaL/Revenue	8.6%	10.1%	10.1%	(1.6 pt)	(1.6 pt)
Operating income	92	321	317	(71.4)%	(71.0)%
eCAPEX (1)	296	326	332	(9.3)%	(11.0)%
eCAPEX/Revenue	3.7%	4.1%	4.2%	(0.4 pt)	(0.5 pt)
Investments in property, plant and equipment and intangible assets	315	338	344	(6.7)%	(8.3)%
Investments in property, plant and equipment and intangible assets/Revenue	4.0%	4.3%	4.3%	(0.3 pt)	(0.4 pt)
Average number of employees	29,574	28,772	28,786	2.8%	2.7%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

As part of the Lead the Future strategic plan, presented in February 2023, the Group announced its intention to transform its B2B telecommunication operator model (in order to adapt to the changing B2B market) and strengthen its position in cybersecurity. In line with this announcement, the Enterprise business segment is changing its name to Orange Business (see Note 1.1 to the Consolidated Financial Statements). Orange Business aims to become the leading European network and digital integrator.

3.1.3.4.1      Revenue - Orange Business

Orange Business (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	7,927	7,912	7,930	0.2%	(0.0)%
Fixed-only services	3,220	3,450	3,466	(6.7)%	(7.1)%
Voice services (2)	890	1,015	1,018	(12.3)%	(12.5)%
Data services (3)	2,330	2,435	2,448	(4.3)%	(4.8)%
IT & integration services	3,706	3,487	3,489	6.3%	6.2%
Mobile services and equipment sales (4)	1,001	975	975	2.6%	2.6%
Mobile-only services	693	659	659	5.1%	5.1%
Wholesale services	41	41	41	(0.8)%	(0.8)%
Equipment sales	267	275	275	(2.9)%	(2.9)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Voice services include (i) legacy voice offers (Public Switched Telephone Network or PSTN accesses), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, (iv) incoming traffic for call centers, and (v) network equipment sales related to the operation of voice services.

(3)   Data services include (i) legacy data solutions still offered by Orange Business (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN (Internet Protocol virtual personal network), and broadband infrastructure products such as satellite or fiber optic accesses, (iii) satellite TV broadcast services, (iv) Business Everywhere roaming offers and (v) network equipment sales related to the operation of data services.

(4)   Mobile services and equipment sales include (i) mobile-only services, (ii) wholesale services, corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales.

Change on a historical basis

On a historical basis, the decrease of 4 million euros in the revenues of Orange Business between 2022 and 2023 includes:

−    the negative effect of foreign exchange fluctuations of 59 million euros;

−    the positive effect of changes in the scope of consolidation and other changes of 41 million euros, mainly related to (i) the acquisition of SCRT and Telsys by Orange Cyberdefense on November 8, 2022 and (ii) the acquisition of NEHS Digital and Xperis by Enovacom (a healthcare subsidiary of Orange Business) on September 26, 2023;

−    and the organic change on a comparable basis, i.e. an increase in revenues of 14 million euros.

Change on a comparable basis

On a comparable basis, the increase of 14 million euros in Orange Business revenues between 2022 and 2023, i.e. an increase of 0.2%, is mainly attributable to:

−    the growth in IT & Integration Services, driven by the growing requirements of businesses in the field of (i) cybersecurity services (reflected in revenues of 1,103 million euros for Orange Cyberdefense in 2023, up 10.9% year on year), (ii) digital & data services (up 7.2% year on year), relating to data gathering, analysis and use and (iii) integration services (up 7.3% year on year), mainly including unified communication and collaboration services;

−    and to a lesser extent, the growth in Mobile services and equipment, largely as a result of the increase in the mobile access base and the development of new mobile services such as private mobile networks (PMRs, Private Mobile Radio);

−    partially offset by the decline in Fixed-only services, impacted by both (i) the decline in Voice services, which continue to be affected by the downward trend in conventional fixed telephony, mainly in France, and (ii) the decrease in Data services, owing to the general trend toward transformation of data services technologies.

3.1.3.4.2      EBITDAaL - Orange Business

Change on a historical basis

On a historical basis, the decrease of 125 million euros in the EBITDAaL of Orange Business between 2022 and 2023 is attributable to:

−    the negative effect of foreign exchange fluctuations for 3 million euros, partially offset by the favorable impact of changes in the scope of consolidation and other changes for 2 million euros;

−    and the organic change on a comparable basis, i.e. a decrease of 123 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decrease of 123 million euros in the EBITDAaL of Orange Business between 2022 and 2023 can essentially be attributed to:

−    the increase in commercial expenses and equipment costs in connection with higher sales of equipment for unified communication and collaboration services;

−    higher IT costs, related notably to increased cybersecurity services;

−    the rise in labor expenses, mainly due to the increase in the average salary and the number of employees connected with the development of IT & Integration Services and information technologies as part of the transformation of Orange Business into a Digital Services Company model (DSC, see Section 3.1.1.3 Significant events);

−    and the increase in other external purchases, relating to (i) the increase in overheads, (ii) the increase in building costs for resale, due to the development of integration services and information technologies, and (iii) the increase in real estate fees in an inflationary environment (see Section 3.1.1.3 Significant events);

−    partially offset by (i) the decrease in service fees and inter-operator costs, directly connected with the contraction in revenues from voice services, (ii) the decrease in other operating expenses (net of other operating income), (iii) the decrease in operating taxes and levies payables, and (iv) the increase of 14 million euros in revenues.

3.1.3.4.3      Operating income - Orange Business

Change on a historical basis

On a historical basis, the decrease of 225 million euros in operating income of Orange Business between 2022 and 2023 included (i) the positive effect of foreign exchange fluctuations of 2 million euros, (ii) the favorable effect of changes in the scope of consolidation and other changes for 2 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 229 million euros in operating income.

Change on a comparable basis

On a comparable basis, the decrease of 229 million euros in the operating income of Orange Business between 2022 and 2023 is largely attributable to:

−    the increase in restructuring programs costs, mainly due to the recognition in 2023 of costs totaling 215 million euros for the Orange Business transformation plan in France and abroad, mainly relating to departure plans, and, to a lesser extent, the discontinuation of products and services (see Section 3.1.1.3 Significant events and 2023 Highlights of the Consolidated Financial Statements and Note 5.3 to the Consolidated Financial Statements);

−    the decrease of 123 million euros in EBITDAaL;

−    and the increase in specific labor expenses, mainly related to the French part-time for seniors plans and the related bonuses (see Section 3.1.1.3 Significant events - Effect of French pension reform);

−    partially offset by (i) the decline in depreciation and amortization of fixed assets and (ii) decreased impairment of fixed assets.

3.1.3.4.4      Economic CAPEX - Orange Business

Change on a historical basis

On a historical basis, the decrease of 36 million euros in the economic CAPEX of Orange Business between 2022 and 2023 is due to (i) the negative effect of foreign exchange fluctuations for 6 million euros and (ii) the organic change on a comparable basis, i.e. a decrease of 30 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 30 million euros in the economic CAPEX of Orange Business between 2022 and 2023 can essentially be attributed to the refocusing on investments on strategic areas, and, to a lesser extent, the increase in disposals of fixed assets.

3.1.3.4.5      Additional information - Orange Business

Orange Business (at December 31, in thousands, at the end of the period)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Mobile services
Number of mobile accesses in France (2)	27,004	22,086	22,086	22.3%	22.3%
Fixed services
Number of fixed accesses in France	1,002	1,140	1,140	(12.1)%	(12.1)%
Fixed retail accesses	1,002	1,140	1,140	(12.1)%	(12.1)%
o/w: Fixed broadband accesses	233	244	244	(4.6)%	(4.6)%
Fixed narrowband accesses	769	896	896	(14.2)%	(14.2)%
IP-VPN accesses worldwide (3)	326	343	343	(4.9)%	(4.9)%
o/w: IP-VPN accesses in France (3)	284	297	297	(4.4)%	(4.4)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3)   Accesses of customers outside the Orange group, not including the carrier market.

3.1.3.5     Totem

Totem (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	686	685	685	0.3%	0.3%
EBITDAaL (1)	372	371	371	0.4%	0.4%
EBITDAaL/Revenue	54.2%	54.2%	54.2%	0.1 pt	0.1 pt
Operating income	251	252	252	(0.2)%	(0.2)%
eCAPEX (1)	144	142	142	1.0%	1.0%
eCAPEX/Revenue	20.9%	20.8%	20.8%	0.1 pt	0.1 pt
Investments in property, plant and equipment and intangible assets	144	142	142	1.0%	1.0%
Investments in property, plant and equipment and intangible assets/Revenue	20.9%	20.8%	20.8%	0.1 pt	0.1 pt
Average number of employees	193	165	165	17.2%	17.2%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

3.1.3.5.1      Revenue - Totem

Totem (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	686	685	685	0.3%	0.3%
Wholesale services	686	685	685	0.3%	0.3%
Other revenues	-	-	-	-	-

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the increase of 2 million euros, i.e. 0.3%, in Totem’s revenues between 2022 and 2023 was mainly due to:

−    the 3.7% year-on-year rise in hosting revenues. In 2023, 16.7% of hosting revenues came from external customers, representing an increase of 0.5 points compared with 2022;

−    and the increase in studies and site redevelopment work in France;

−    largely offset by the decrease in revenues due to the rebilling of energy costs (see below).

At December 31, 2023, Totem had 27,292 sites with 38,116 active occupants, i.e. an occupation rate of 1.40 occupants per site.

3.1.3.5.2      EBITDAaL - Totem

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the increase of 2 million euros in Totem’s EBITDAaL between 2022 and 2023 was mainly due to:

−    (i) the decrease in energy access costs, mainly due to the decrease in average energy prices between the two periods, and (ii) the increase of 2 million euros in revenues;

−    mostly offset by (i) the increase in interest on lease liabilities and depreciation and amortization of right-of-use assets, mainly due to the rise in interest rates in an inflationary environment (see Section 3.1.1.3 Significant events) and the increase in the number of leased sites accompanying the growth in hosting activity, and (ii) the increase in building costs for resale.

3.1.3.5.3      Operating income - Totem

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, Totem’s operating income was flat between 2022 and 2023. Between the two periods, the increase in EBITDAaL excluding interest on lease liabilities (with no effect on operating income) was offset by the increase in depreciation and amortization of fixed assets and the rise in restructuring programs costs.

3.1.3.5.4      Economic CAPEX - Totem

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the 1 million euro increase in Totem’s economic CAPEX between 2022 and 2023 was primarily due to the increase in the construction of new mobile sites, partially offset by the decrease in tower reinforcement works.

3.1.3.6     International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	1,478	1,536	1,540	(3.7)%	(4.0)%
EBITDAaL (1)	(30)	(84)	(96)	63.8%	68.4%
EBITDAaL/Revenue	(2.0)%	(5.4)%	(6.2)%	3.4 pt	4.2 pt
Operating income	(563)	(478)	(417)	(17.8)%	(34.9)%
eCAPEX (1)	225	278	278	(19.0)%	(19.0)%
eCAPEX/Revenue	15.2%	18.1%	18.1%	(2.9 pt)	(2.8 pt)
Investments in property, plant and equipment and intangible assets	245	333	333	(26.4)%	(26.4)%
Investments in property, plant and equipment and intangible assets/Revenue	16.6%	21.7%	21.6%	(5.1 pt)	(5.1 pt)
Average number of employees	12,005	12,282	12,134	(2.3)%	(1.1)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

3.1.3.6.1      Revenue - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenue	1,478	1,536	1,540	(3.7)%	(4.0)%
Wholesale services	982	1,058	1,060	(7.1)%	(7.3)%
Other revenues	496	478	480	3.7%	3.4%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Change on a historical basis

On a historical basis, the decrease of 61 million euros in the revenues of International Carriers & Shared Services between 2022 and 2023 results from (i) the negative effect of changes in foreign exchange fluctuations of 3 million euros, (ii) the unfavorable effect of changes in the scope of consolidation and other changes of 1 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 57 million euros in revenues.

Change on a comparable basis

On a comparable basis, the decrease of 57 million euros, i.e. 3.7%, in revenues from International Carriers & Shared Services between 2022 and 2023 is attributable to:

−    the 75 million euro decrease in Wholesale services related to the downward trend in voice traffic and the refocusing of voice services toward higher-value activities, partially offset by (i) the sale of rights of use for a submarine cable in the Caribbean and (ii) the increase in mobile services and data services (resulting from market growth and increased travel);

−    partially offset by the increase of 18 million euros in Other revenues. That increase was mainly due to (i) higher Sofrecom revenues, and (ii) higher Orange Marine revenues due, on the one hand, to the increase in submarine cable-laying in a dynamic market, and, on the other, to the sale of cables and a submarine robot, (iii) partially offset by the decline in revenues from content activities (OCS and Orange Studio, see Section 3.1.1.3 Significant events).

3.1.3.6.2      EBITDAaL - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the improvement of 65 million euros in the EBITDAaL of International Carriers & Shared Services between 2022 and 2023 included (i) the positive effect of foreign exchange fluctuations of 10 million euros, (ii) the favorable effect of changes in the scope of consolidation and other changes for 2 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 53 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the improvement of 53 million euros in the EBITDAaL of International Carriers & Shared Services between 2022 and 2023 was mainly due to:

−    the sharp decline in interconnection fees, directly linked to lower wholesale services revenues and relating for the most part to the drop in voice traffic;

−    the decrease in content costs, due to the reduced activity of OCS and Orange Studio (see Section 3.1.1.3 Significant events);

−    the decrease in the depreciation and amortization of right-of-use assets, chiefly related to the termination of leases on tertiary buildings (offices and stores) and technical sites;

−    and the decrease in labor expenses, in line with the reduction in the average number of employees (full-time equivalent), particularly for shared services;

−    partially offset by (i) the decrease of 57 million euros in revenues, (ii) the increase in commercial expenses and equipment costs due to production transferred from inventory following the sale of rights of use for a submarine cable in the Caribbean, (iii) higher IT expenses, primarily as a result of increased outsourcing, and (iv) the increase in other external purchases, particularly due to higher real estate fees in an inflationary environment (see Section 3.1.1.3 Significant events).

3.1.3.6.3      Operating income - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the deterioration of 146 million euros in the operating income of International Carriers & Shared Services between 2022 and 2023 included:

−    the unfavorable impact of changes in the scope of consolidation and other changes, amounting to 71 million euros, mainly including the counter-effect of the gain on disposal related to the remeasurement of Deezer shares at fair value (following the merger of Deezer into the SPAC I2PO, and the initial public offering of the new entity in July 2022), recognized as a review of fixed assets, investments and business portfolio for 77 million euros in 2022 (see Note 3.2 to the Consolidated Financial Statements);

−    the positive impact of foreign exchange fluctuations of 10 million euros;

−    and the organic change on a comparable basis, i.e. a decrease of 85 million euros in operating income.

Change on a comparable basis

On a comparable basis, the downturn of 85 million euros in the operating income of International Carriers & Shared Services between 2022 and 2023 was mainly attributable to:

−    (i) the increase in specific labor expenses, mainly associated with French part-time for seniors plans and the related bonuses (see Section 3.1.1.3 Significant events - Effect of French pension reform), (ii) the increase in depreciation and amortization of fixed assets, (iii) the decrease in gains on disposal of fixed assets, mainly due to the decrease in disposals of real estate assets, and (iv) the increase in restructuring programs costs;

−    partially offset by (i) the growth in EBITDAaL excluding interest on lease liabilities (with no effect on operating income) and (ii) the decrease in acquisition and integration costs.

3.1.3.6.4      Economic CAPEX - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the decrease of 53 million euros in the economic CAPEX of International Carriers & Shared Services between 2022 and 2023 stems from the organic change on a comparable basis, i.e. a decrease of 53 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 53 million euros in the economic CAPEX of International Carriers & Shared Services between 2022 and 2023 mainly reflects the counter-effect of the recognition in 2022 of investments by Orange Marine for the construction of the new cable-laying ship, the Sophie Germain (see Section 1.3 Highlights).

3.1.3.7     Mobile Financial Services

Mobile Financial Services (at December 31, in millions of euros)	2023	2022 on a comparable basis (1)	2022 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Net banking income (NBI) (2)	150	115	115	29.6%	29.6%
Cost of bank credit risk (3)	(63)	(45)	(45)	39.5%	39.5%
Operating income	(306)	(200)	(200)	(53.1)%	(53.1)%
eCAPEX (1)	33	35	35	(8.3)%	(8.3)%
Investments in property, plant and equipment and intangible assets	33	35	35	(8.3)%	(8.3)%
Average number of employees	852	902	902	(5.5)%	(5.5)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Net banking income (NBI) recognized as other operating income (see Notes 1.3, 1.4 and 4.2 to the Consolidated Financial Statements).

(3)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.3, 1.4 and 5.2 to the Consolidated Financial Statements).

In 2023, Mobile Financial Services activities continued to grow, particularly:

−    in Europe, with the ongoing development of value offers and the continuous improvement in quality of service. At December 31, 2023, Orange Bank had nearly 1.9 million customers in France and Spain (this number includes customers of all offers sold by Orange Bank for individuals, professionals and businesses: accounts, loans and mobile insurance);

−    and in Africa, with the launch of new Prestige loans and real estate loans and steady growth in business loans and microcredit. At December 31, 2023, Orange Bank Africa had 1.3 million customers.

As part of a strategic review of its assets, Orange, after seeking a partner for its banking subsidiary, announced in late June 2023 that it was entering into exclusive negotiations with BNP Paribas to define a partnership for the referral of Orange Bank’s client portfolio in France, develop mobile terminal financing solutions, and discuss the terms of a potential resumption of Orange Bank’s activity in Spain. At the end of these negotiations, Orange Bank announced in late February 2024 a partnership with BNP Paribas to offer a banking continuity solution for its clients in France and Spain. This partnership was formalized by the signing of several agreements (see Section 3.1.1.3 Significant events).

3.1.3.7.1      Operating activities

The segment information for Mobile Financial Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.3, 1.4 and 1.6 to the Consolidated Financial Statements.

3.1.3.7.1.1       Operating income - Mobile Financial Services

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the decrease of 106 million euros in the operating income of Mobile Financial Services between 2022 and 2023 was mainly due to:

−    (i) the recognition, in 2023, of a provision of 122 million euros for restructuring costs in connection with the termination of Orange Bank activities (see Section 3.1.1.3 Significant events and 2023 Highlights of the Consolidated Financial Statements and Note 5.3 to the Consolidated Financial Statements), and (ii) to a lesser extent, the increase in the cost of bank credit risk (see Notes 1.3, 1.4 and 5.2 to the Consolidated Financial Statements);

−    partially offset by (i) the increase in net banking income (NBI, see Notes 1.3, 1.4 and 4.2 to the Consolidated Financial Statements), driven by the increase in interest on banking investments in the context of rising interest rates, and the development of banking activities in Côte d’Ivoire, and (ii) the reduction in the depreciation and amortization of fixed assets.

3.1.3.7.1.2       Economic CAPEX - Mobile Financial Services

Change on a historical basis and on a comparable basis

On both a historical basis and a comparable basis, the decrease of 3 million euros in the economic CAPEX of Mobile Financial Services between 2022 and 2023 was mainly due to the decrease in IT investments.

3.1.3.7.2      Assets, liabilities and cash flows

The segment information for Mobile Financial Services (assets, liabilities and cash flows) is presented in Notes 1.7, 1.8 and 1.9 to the Consolidated Financial Statements, and the activities of Mobile Financial Services (financial assets and liabilities) are described in Note 17 to the Consolidated Financial Statements.

Since 2020, Orange Espagne has had in place a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Espagne (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Notes 4.3 and 17.1.1 to the Consolidated Financial Statements).

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions. Outstanding customer loans and receivables at December 31, 2023 came to 2.4 billion euros, a decrease of 123 million euros compared with December 31, 2022, due to the slowdown of commercial activity in France. Loans to B2C customers made up 97.6% of that total. 57.1% were consumer loans (see Note 17.1.1 to the Consolidated Financial Statements).

Payables related to Orange Bank transactions are composed of customer deposits and bank’s payables with credit institutions. Outstanding payables to customers (deposits and savings) at December 31, 2023 amounted to 2.6 billion euros, up 814 million euros compared with December 31, 2022 (see Note 17.1.2 to the Consolidated Financial Statements).

For more information on the risks related to Mobile Financial Services activities, see Section 2.1.3 Financial risks.

3.1.4      Cash flow, equity and financial debt

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Financial Services activities, the analysis and financial commentary are split to reflect these two business scopes. Accordingly, Section 3.1.4.1 Liquidity and cash flows from telecom activities and Section 3.1.4.2 Financial debt and liquidity position of telecom activities deal with telecom activities, and Section 3.1.3.7 Mobile Financial Services covers the Group’s banking activities.

3.1.4.1     Liquidity and cash flows from telecom activities

3.1.4.1.1      Organic cash flow and free cash flow all-in from telecom activities

Organic cash flow and free cash flow all-in from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Organic cash flow and free cash flow all-in from telecom activities (1) (at December 31, in millions of euros)	2023	2022 on a historical basis
EBITDAaL from telecom activities (1)	13,157	13,080
eCAPEX of telecom activities (1)	(6,783)	(7,335)
EBITDAaL - eCAPEX of telecom activities	6,374	5,745
Increase (decrease) in eCAPEX trade payables (2)	(290)	65
Decrease (increase) in working capital requirement (3)	319	(284)
Interest paid and interest rate effects on derivatives, net (net of dividends received) (4)	(731)	(804)
Income tax paid	(1,128)	(1,033)
Other operating items (5)	(883)	(630)
Organic cash flow from telecom activities (1)	3,661	3,058
Telecommunication licenses paid (6)	(521)	(981)
Significant litigation paid (and received)	(23)	(20)
Coupon on subordinated notes (7)	(177)	(213)
Free cash flow all-in from telecom activities (1)	2,940	1,845

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Including investing donations received in advance.

(3)   See Section 7.2.1 Financial glossary.

(4)   Excluding (i) interest paid on lease liabilities of 247 million euros in 2023 and 141 million euros in 2022, and (ii) interest paid on debts related to financed assets of 14 million euros in 2023 and 3 million euros in 2022 (see Note 1.9 to the Consolidated Financial Statements).

(5)   Including (i) disbursements related to the French part-time for seniors plans (plans relating to agreements for the employment of older workers in France) and restructuring programs costs, (ii) repayment of lease liabilities and payables related to financed assets, (iii) the change in receivables and payables related to operating taxes and levies, and (iv) elimination of non-monetary effects.

(6)   Mainly disbursements relating to (i) in 2023, 5G licenses in Belgium and 4G licenses in Egypt, and (ii) in 2022, 5G licenses in Belgium, France and Romania, and 4G licenses in Egypt and Poland.

(7)   See Section 3.1.4.3 Equity and Note 15 to the Consolidated Financial Statements.

3.1.4.1.1.1       Organic cash flow from telecom activities

Organic cash flow from telecom activities stood at 3,661 million euros in 2023, compared with 3,058 million euros in 2022 on a historical basis (see Note 1.9 to the Consolidated Financial Statements).

Between 2022 and 2023, the increase of 602 million euros in organic cash flow from telecom activities on a historical basis was mainly due to:

−    the decrease of 552 million euros in economic CAPEX of telecom activities on a historical basis (see Section 3.1.2.5.1.1 Economic CAPEX);

−    the change in working capital requirement of 603 million euros between the two periods, mainly due to the decrease in trade receivables in 2023, compared with an increase in trade receivables in 2022;

−    and to a lesser extent, to (i) the 76 million euro increase in EBITDAaL from telecom activities on a historical basis (see Section 3.1.2.2.1 Group EBITDAaL), and (ii) the 73 million euro decrease in interest paid and interest rate effects on derivatives, net (net of dividends received, and including interest paid on lease liabilities and on debts related to financed assets);

−    partially offset by:

-     the change of 354 million euros in economic CAPEX trade payables for telecom activities between the two periods, in line with the decline in economic CAPEX of telecom activities on a historical basis,

-     the decrease of 253 million euros in other operating items, mainly due to the increase in disbursements related to the French part-time for seniors plans (relating to agreements on the employment of older workers in France),

-     and, to a lesser extent, the increase of 95 million euros in income tax paid.

3.1.4.1.1.2       Free cash flow all-in from telecom activities

Free cash flow all-in from telecom activities stood at 2,940 million euros in 2023, compared with 1,845 million euros in 2022 on a historical basis (see Note 1.9 to the Consolidated Financial Statements).

Between 2022 and 2023, the increase of 1,095 million euros in free cash flow all-in from telecom activities on a historical basis was mainly due to (i) the increase of 602 million euros in organic cash flow from telecom activities and (ii) the decrease of 460 million euros in telecommunication licenses paid (see Section 3.1.2.5.1.2 Telecommunication licenses).

3.1.4.1.2      Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.9 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1) (at December 31, in millions of euros)	2023	2022 on a historical basis
Net cash provided by operating activities	12,480	11,921
Net cash used in investing activities	(7,297)	(10,625)
Net cash used in financing activities	(5,557)	(3,577)
Cash change in cash and cash equivalents	(374)	(2,281)
Cash and cash equivalents in the opening balance	5,846	8,188
Cash change in cash and cash equivalents	(374)	(2,281)
Non-cash change in cash and cash equivalents	32	(61)
Cash and cash equivalents in the closing balance	5,504	5,846

(1)   See Note 1.9 to the Consolidated Financial Statements.

3.1.4.1.2.1       Net cash provided by operating activities (telecom activities)

Net cash provided by operating activities (telecom activities) was 12,480 million euros in 2023, versus 11,921 million euros in 2022 on a historical basis.

In 2023, Orange pursued its policy of managing its working capital requirement. The effects on the change in working capital requirement (i) of the receivables disposal program, and (ii) the extended payment terms on the payables of certain suppliers of goods and services and fixed assets, are respectively described in Notes 4.3 and 5.6 to the Consolidated Financial Statements.

Change in net cash provided by operating activities (telecom activities) - 2023 vs. 2022 (at December 31, in millions of euros)	Decrease/ (Increase)
Net cash provided by operating activities in 2022	11,921
Increase (decrease) in operating income from telecom activities	274
Change in working capital requirement	603
Decrease (increase) in operating taxes and levies paid	236
Decrease (increase) in net interest paid and interest rate effects on derivatives, net (net of dividends received)	(43)
Decrease (increase) in income tax paid	(95)
Change in non-monetary items included in operating income and reclassified items for presentation (1)	(415)
Net cash provided by operating activities in 2023	12,480

(1)   Reclassified items for presentation include the elimination of operating taxes and levies included in operating income and presented separately above.

Between 2022 and 2023, the increase of 559 million euros in net cash provided by operating activities (telecom activities) on a historical basis was largely attributable to:

−    the change in working capital requirement of 603 million euros between the two periods, mainly due to the decrease in trade receivables in 2023, compared with an increase in trade receivables in 2022;

−    the increase of 274 million euros in operating income from telecom activities on a historical basis;

−    and the decrease of 236 million euros in operating taxes and levies paid, mainly relating to the decrease in business value added tax (cotisation sur la valeur ajoutée des entreprises - CVAE), the main component of the territorial economic contribution (contribution économique territoriale - CET), in France (see Note 10.1 to the Consolidated Financial Statements);

−    partially offset by (i) the change of 415 million euros in non-monetary items included in operating income and reclassified items for presentation between the two periods, mainly with the counter-effect of the recognition in 2022 of the impairment of goodwill in Romania and with the increase in depreciation and amortization of fixed assets, and (ii) to a lesser extent, the increase of 95 million euros in income tax paid.

3.1.4.1.2.2       Net cash used in investing activities (telecom activities)

The net cash used in investing activities (telecom activities) represented a negative 7,297 million euros in 2023, compared with a negative 10,625 million euros in 2022 on a historical basis.

Net cash used in investing activities (telecom activities) (at December 31, in millions of euros)	2023	2022 on a historical basis
Purchases and sales of property, plant and equipment and intangible assets (1) (5)	(7,594)	(8,251)
Purchases of property, plant and equipment and intangible assets paid (1)	(7,910)	(8,576)
Purchases of property, plant and equipment and intangible assets	(7,797)	(8,742)
eCAPEX (2)	(6,783)	(7,335)
Elimination of proceeds from sales of property, plant and equipment and intangible assets (3)	(292)	(347)
Telecommunication licenses	(721)	(1,060)
Increase (decrease) in fixed asset payables (4)	(113)	166
Sales of property, plant and equipment and intangible assets received (5)	316	324
Acquisitions and sales of investments securities (6)	(1,463)	(84)
Acquisitions of investments securities (6)	(1,500)	(101)
Acquisition of approximately 75% of VOO by Orange Belgium (7)	(1,373)	-
Acquisition of 54% of Telekom Romania Communications (TKR, renamed Orange Romania Communications) (8)	-	11
Other acquisitions	(126)	(112)
Disposals of investments securities (6)	37	17
Disposal of 50% of Światlowód Inwestycje (FiberCo in Poland) (8)	25	18
Disposal of 50% of Orange Concessions (8)	-	(8)
Other disposals	12	7
Other decreases (increases) in investments and other financial assets	1,760	(2,289)
Investments at fair value (excluding cash equivalents)	1,837	(2,256)
Other	(78)	(33)
Net cash used in investing activities	(7,297)	(10,625)

(1)   Net of the change in fixed asset payables. Furthermore, financed assets have no effect on net cash flows when acquired (see Section 3.1.2.5 Group capital expenditure and Notes 1.6 and 8.5 to the Consolidated Financial Statements).

(2)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(3)   Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(4)   Including investing donations received in advance.

(5)   Net of change in receivables and advances on disposals of fixed assets.

(6)   Investments securities (i) in subsidiaries (net of cash acquired or transferred), (ii) in associates and joint ventures, and (iii) measured at fair value.

(7)   See Section 3.1.1.3 Significant events.

(8)   See Note 3.2 to the Consolidated Financial Statements.

Between 2022 and 2023, the decrease of 3,328 million euros in net cash used in investing activities (telecom activities) on a historical basis is largely attributable to:

−    the change in investments and other financial assets between the two periods (mainly investments at fair value), with a decrease of 1,760 million euros in 2023, compared with an increase of 2,289 million euros in 2022, due to the Group’s active cash management policy;

−    and the decrease of 666 million euros in purchases of property, plant and equipment and intangible assets (net of the change in fixed asset trade payables), mainly due to:

-     the decrease in telecommunication licenses paid, primarily with (i) the counter-effect of the amounts paid for 5G licenses in Belgium, France and Romania and for 4G licenses in Egypt and Poland in 2022, (ii) partially offset by amounts paid for 5G licenses in Belgium and 4G licenses in Egypt in 2023 (see Section 3.1.2.5.1.2 Telecommunication licenses),

-     and the decrease in economic CAPEX paid, due to the decrease in economic CAPEX of telecom activities on a historical basis;

−    partially offset by the acquisition, in 2023, of around 75% of VOO by Orange Belgium for 1,373 million euros net of cash acquired (see Section 3.1.1.3 Significant events).

3.1.4.1.2.3       Net cash used in financing activities (telecom activities)

Net cash flows related to the financing of telecom activities were a negative 5,557 million euros in 2023, versus a negative 3,577 million euros in 2022 on a historical basis.

Net cash used in financing activities (telecom activities) (at December 31, in millions of euros)	2023	2022 on a historical basis
Change in medium and long-term debt (1)	(1,153)	721
Medium and long-term debt issuances	1,442	1,809
Medium and long-term debt redemptions and repayments	(2,595)	(1,088)
Repayment of lease liabilities	(1,652)	(1,514)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	164	(367)
Net change in cash collateral deposits (1)	(470)	673
Exchange rate effects on derivatives, net	5	(91)
Subordinated notes issuances (purchases) and other related fees (2) (3)	177	(451)
Coupon on subordinated notes (2) (3)	(177)	(213)
Proceeds (purchase) of treasury shares (2)	(15)	14
Capital increase (decrease) (2)	(198)	(173)
Capital increase (decrease) of owners of the parent company	-	-
Capital increase (decrease) - Non-controlling interests	2	0
Capital increase (decrease) - Telecom activities/Mobile Financial Services	(200)	(173)
Changes in ownership interests with no gain or loss of control	(9)	(11)
Dividends paid (2)	(2,230)	(2,164)
Dividends paid to owners of the parent company (3)	(1,862)	(1,861)
Dividends paid to non-controlling interests	(368)	(304)
Net cash used in financing activities	(5,557)	(3,577)

(1)   See Note 13 to the Consolidated Financial Statements.

(2)   See Note 15 to the Consolidated Financial Statements.

(3)   See Section 3.1.4.3Equity.

Between 2022 and 2023, the increase of 1,980 million euros in net cash flows related to the financing of telecom activities is largely attributable to:

−    the change of cash collateral deposits (with a decrease of 470 million euros in 2023 compared with an increase of 673 million euros in 2022), reflecting the change in the fair value of derivatives used for hedging the Group’s bonds (see Notes 13.8 and 14.5 to the Consolidated Financial Statements);

−    and the change in medium and long-term borrowings, with (i) an increase of 1,507 million euros in debt repayments, and (ii) a decrease of 367 million euros in debt issuances (see Notes 13.5 and 13.6 to the Consolidated Financial Statements);

−    partially offset by:

-     the change in issuances, redemptions and other expenses on subordinated notes, with net issuances of 177 million euros in 2023 compared with net redemptions of 451 million euros in 2022 (see Note 15.4 to the Consolidated Financial Statements),

-     and the change in bank overdrafts and short-term borrowings, with a 164 million euro increase in 2023, compared with a 367 million euro decrease in 2022, primarily related to the change in the use of negotiable debt securities (NEU Commercial Paper).

3.1.4.2     Financial debt and liquidity position of telecom activities

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.4.2.1      Net financial debt

Net financial debt (see Note 13.3 to the Consolidated Financial Statements) and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

(at December 31)	2023	2022 on a historical basis
Net financial debt (1) (2)	27,002	25,298
Ratio of net financial debt/EBITDAaL from telecom activities (1)	2.05	1.93

(1)   See Section 3.1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

Between December 31, 2022 and December 31, 2023, net financial debt increased by 1,704 million euros, mainly due to the effect of the takeover of VOO by Orange Belgium (see Section 3.1.1.3 Significant events).

Change in net financial debt - 2023 vs. 2022 (at December 31, in millions of euros)	Decrease/ (Increase)
Net financial debt at December 31, 2022	(25,298)
Free cash flow all-in from telecom activities (1)	2,940
Net impact of changes in the scope of consolidation (2)	(1,959)
Subordinated notes issuances (purchases) and other related fees (3) (4)	(22)
Dividends paid to owners of the parent company (3)	(1,862)
Dividends paid to non-controlling interests	(368)
Other financial items (5)	(433)
Decrease (increase) in net financial debt	(1,704)
Net financial debt at December 31, 2023	(27,002)

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. See also Section 3.1.4.1.1 Organic cash flow and free cash flow all-in from telecom activities and Note 1.9 to the Consolidated Financial Statements.

(2)   Mainly the effect of the takeover of VOO by Orange Belgium (see Section 3.1.1.3 Significant events), comprising for the most part (i) an investment of 1,373 million net of cash acquired, and (ii) Orange’s promise to Nethys to buy out majority shareholders for 279 million euros, and (iii) the consolidation of the entity’s gross debt.

(3)   See Section 3.1.4.3 Equity and Note 15 to the Consolidated Financial Statements.

(4)   Including 198 million euros reclassified as short-term borrowings (see Notes 13.3 and 15.4 to the Consolidated Financial Statements).

(5)   Including (i) the capital increase of Orange Bank subscribed by the Group for 200 million euros (see Note 1.9 to the Consolidated Financial Statements), (ii) the change in debt on financed assets, and (iii) the change in foreign exchange fluctuations and derivatives, accrued interest not yet due and amortized cost.

3.1.4.2.2      Management of financial debt and liquidity position

Financial assets, liabilities and financial results of telecom activities and information relating to market risks and the fair value of the financial assets and liabilities of telecom activities are described in Notes 13 and 14, respectively, to the Consolidated Financial Statements.

At December 31, 2023, the liquidity position of telecom activities amounted to 14,302 million euros and exceeded the repayment obligations of gross financial debt in 2024. At December 31, 2023, the liquidity position of telecom activities comprised (i) 6,120 million euros available to be drawn on credit lines, (ii) cash and cash equivalents of 5,504 million euros and (iii) investments at fair value of 2,678 million euros (see Note 14.3 to the Consolidated Financial Statements).

3.1.4.2.3      Exposure to market risks and financial instruments

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, financial ratios and equity market risk, is described in Note 14 to the Consolidated Financial Statements.

For further information on risks relating to financial markets, see Section 2.1.3 Financial risks.

3.1.4.2.4      Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for some outstanding financing, affect the compensation paid to investors via Step-up clauses (a clause that triggers an increase in the coupon interest rate in the event of a downgrade of Orange’s long-term credit rating by the rating agencies, according to contractually defined rules - this clause may also stipulate a downward revision of the coupon interest rate in the event of an improvement in the rating, as long as the interest rate does not drop below the initial interest rate on the loan - see Note 14.3 to the Consolidated Financial Statements).

Orange’s credit rating at December 31, 2023 is as follows:

Orange’s credit rating (at December 31, 2023)	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Positive	Stable
Short-term debt	A2	P2	F2

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.1.3 Financial risks.

3.1.4.3     Equity

At December 31, 2023, the French State held 22.95% of the share capital of Orange SA and 28.95% of the voting rights, directly or in concert with Bpifrance Participations (see Note 15 to the Consolidated Financial Statements).

The payment of dividends by Orange took place as follows (see Note 15.3 to the Consolidated Financial Statements):

−    in 2023, payment of (i) the balance of the dividend of 0.40 euros per share for the 2022 fiscal year, and (ii) the interim dividend of 0.30 euros per share for the 2023 fiscal year;

−    in 2022, payment of (i) the balance of the dividend of 0.40 euros per share for the 2021 fiscal year, and (ii) the interim dividend of 0.30 euros per share for the 2022 fiscal year.

Additionally, Orange has not exercised its right to defer the coupon payment for the subordinated notes since their issuance (see Note 15.4 to the Consolidated Financial Statements) and accordingly paid the noteholders compensation of 185 million euros in 2023 (including 177 million euros paid and 8 million euros reclassified as short-term borrowings) and 215 million euros in 2022 (including 213 million euros paid and 2 million euros reclassified as short-term borrowings).

Following the transactions on subordinated notes in 2023, the Group’s outstanding subordinated notes amounted to 4,950 million euros at December 31, 2023 (see Note 15.4 to the Consolidated Financial Statements).

Capital management is described in Note 14.8 to the Consolidated Financial Statements. Changes in equity are described in the consolidated statement of changes in shareholders’ equity and in Note 15 to the Consolidated Financial Statements.

3.1.4.4     ROCE of telecom activities

The ROCE of telecom activities is a financial indicator not defined by IFRS. For further information on the calculation of the ROCE of telecom activities and the reasons why the Orange group uses this indicator, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

The ROCE of telecom activities came to 6.7% in 2023 compared with 5.8% in 2022.

ROCE of telecom activities (1) (at December 31, in millions of euros)		2023	2022 on a historical basis
Net operating profit after taxes (NOPAT) for fiscal year N (2)	(a)	3,890	3,383
Net operating assets (NOA) at December 31, N-1 (2)	(b)	58,330	58,078
ROCE of telecom activities (1)	(a)/(b)	6.7%	5.8%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   See Section 7.2.1 Financial glossary.

Between December 31, 2022 and December 31, 2023, the ROCE of telecom activities increased by 0.8 points, due to the growth in net operating profit after taxes (NOPAT) between 2022 and 2023. This growth was mainly due to the increase in EBITDAaL on a historical basis (despite the negative effect of foreign exchange fluctuations), as well as:

−    (i) the counter-effect of the recognition in 2022 of goodwill impairment in Romania (see Note 7 to the Consolidated Financial Statements), and (ii) the decrease in adjusted income tax;

−    partially offset by (i) the growth in the depreciation and amortization of fixed assets (see Section 3.1.2.2.2 Group operating income), (ii) the increase in restructuring programs costs (see Section 3.1.2.2.2 Group operating income), and (iii) the effect of French pension reform on French part-time for seniors plans (see Section 3.1.1.3 Significant events and Section 3.1.2.2.2 Group operating income).

3.1.5      Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for, or to be confused with, the financial indicators as defined by IFRS.

3.1.5.1     Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the fiscal year ended and restating the results for the corresponding period in the previous fiscal year, in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the previous fiscal year the methods and the scope of consolidation for the period just ended, as well as the average exchange rates used for the consolidated income statement in the Consolidated Financial Statements for the period just ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group to monitor its operating activities. Changes on a comparable basis better reflect organic business changes.

Data on a comparable basis are financial indicators not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of the Group’s historical data for the past fiscal year or previous periods.

3.1.5.1.1      2022 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for fiscal year 2022.

2022 fiscal year - Group (at December 31, 2022, in millions of euros)	Revenue	EBITDAaL (1)	Operating income	eCAPEX (1)	Investments in property, plant and equipment and intangible assets	Average number of employees
Data on a historical basis	43,471	12,963	4,801	7,371	9,007	130,307
Foreign exchange fluctuations (2)	(461)	(154)	(80)	(93)	(220)	-
Egyptian pound (EGP)	(380)	(141)	(70)	(74)	(201)	-
US dollar (USD)	(43)	(15)	(16)	(4)	(6)	-
Leone (SLE)	(34)	(8)	(4)	(9)	(9)	-
Moroccan dirham (MAD)	(16)	(5)	(1)	(4)	(4)	-
Botswanan pula (BWP)	(13)	(5)	(4)	(3)	(3)	-
Norwegian krone (NOK)	(13)	(1)	1	(3)	(3)	-
Jordanian dinar (JOD)	(12)	(5)	(2)	(2)	(4)	-
Polish zloty (PLN)	82	20	8	11	15	-
Other	(32)	6	8	(5)	(5)	-
Changes in the scope of consolidation and other changes	322	61	(60)	25	25	799
Acquisition/Takeover of VOO (3)	281	76	7	72	72	679
Acquisition of SCRT and Telsys by Orange Cyberdefense	32	-	(1)	-	-	82
Acquisition of NEHS Digital and Xperis by Enovacom (3)	10	(4)	(2)	-	-	73
Elimination of the gain on disposal relating to Deezer (4)	-	-	(77)	-	-	-
Other	(1)	(11)	13	(47)	(47)	(35)
Data on a comparable basis	43,332	12,870	4,661	7,303	8,812	131,107

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Foreign exchange fluctuations between the average exchange rates for the 2022 fiscal year and the average exchange rates for the 2023 fiscal year.

(3)   See Section 3.1.1.3 Significant events.

(4)   See Note 3.2 to the Consolidated Financial Statements.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2022 fiscal year include:

−    foreign exchange fluctuations between the average exchange rates for the 2022 fiscal year and the average exchange rates for the 2023 fiscal year;

−    and changes in the scope of consolidation and other changes, mainly including:

-     the takeover of VOO by Orange Belgium (Europe segment) on June 2, 2023 (see Section 3.1.1.3 Significant events and Note 3.2 to the Consolidated Financial Statements), effective as of June 1, 2022 on a comparable basis,

-     the acquisitions of SCRT and Telsys by Orange Cyberdefense (Orange Business segment) on November 8, 2022, effective as of January 1, 2022 on a comparable basis,

-     the acquisitions of NEHS Digital and Xperis by Enovacom (Orange Business segment) on September 20, 2023 (see Section 3.1.1.3 Significant events), effective as of October 1, 2022 on a comparable basis,

-     and the gain on disposal related to the remeasurement of Deezer shares at fair value following the merger of Deezer into the SPAC I2PO, and the initial public offering of the new entity in July 2022 (International Carriers & Shared Services segment), recognized as a review of fixed assets, investments and business portfolio in 2022 (see Note 3.2 to the Consolidated Financial Statements) and eliminated in the data on a comparable basis.

3.1.5.1.2      2022 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for fiscal year 2022.

2022 fiscal year - Segments (at December 31, 2022, in millions of euros)	Revenue	EBITDAaL (1)	Operating income	eCAPEX (1)	Investments in property, plant and equipment and intangible assets	Average number of employees
France
Data on a historical basis	17,983	6,645	3,361	3,429	3,793	46,282
Foreign exchange fluctuations (2)	-	2	2	-	-	-
Changes in the scope of consolidation and other changes (3)	(5)	(48)	(35)	(47)	(47)	(20)
Data on a comparable basis	17,977	6,599	3,328	3,382	3,746	46,262
Europe
Data on a historical basis	10,962	2,772	(177)	1,883	2,612	27,605
Foreign exchange fluctuations (2)	84	23	11	11	15	-
Changes in the scope of consolidation and other changes (3)	281	76	16	72	72	676
Acquisition/Takeover of VOO (4)	281	76	7	72	72	679
Other changes (3)	0	0	9	0	0	(3)
Data on a comparable basis	11,327	2,871	(151)	1,966	2,700	28,281
Africa & Middle East
Data on a historical basis	6,918	2,584	1,665	1,271	1,747	14,436
Foreign exchange fluctuations (2)	(495)	(185)	(104)	(98)	(229)	-
Changes in the scope of consolidation and other changes (3)	(0)	28	28	(0)	(0)	9
Data on a comparable basis	6,423	2,427	1,589	1,172	1,518	14,444
Orange Business
Data on a historical basis	7,930	804	317	332	344	28,786
Foreign exchange fluctuations (2)	(59)	(3)	2	(6)	(6)	-
Changes in the scope of consolidation and other changes (3)	41	2	2	0	0	(14)
Acquisition of SCRT and Telsys by Orange Cyberdefense	32	-	(1)	-	-	82
Acquisition of NEHS Digital and Xperis by Enovacom (4)	10	(4)	(2)	-	-	73
Other changes (3)	(1)	6	5	0	0	(169)
Data on a comparable basis	7,912	802	321	326	338	28,772
Totem
Data on a historical basis	685	371	252	142	142	165
Foreign exchange fluctuations (2)	-	-	-	-	-	-
Changes in the scope of consolidation and other changes (3)	-	-	-	-	-	-
Data on a comparable basis	685	371	252	142	142	165
International Carriers & Shared Services
Data on a historical basis	1,540	(96)	(417)	278	333	12,134
Foreign exchange fluctuations (2)	(3)	10	10	(0)	(0)	-
Changes in the scope of consolidation and other changes (3)	(1)	2	(71)	0	0	148
Elimination of gains (losses) on disposal relating to Deezer (5)	-	-	(77)	-	-	-
Other changes (3)	(1)	2	6	0	0	148
Data on a comparable basis	1,536	(84)	(478)	278	333	12,282
Mobile Financial Services
Data on a historical basis	-	(118)	(200)	35	35	902
Foreign exchange fluctuations (2)	-	-	-	-	-	-
Changes in the scope of consolidation and other changes (3)	-	-	-	-	-	-
Data on a comparable basis	-	(118)	(200)	35	35	902

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Foreign exchange fluctuations between the average exchange rates for the 2022 fiscal year and the average exchange rates for the 2023 fiscal year.

(3)   Including the effect of internal reorganizations between segments, which have no effect at Group level.

(4)   See Section 3.1.1.3 Significant events.

(5)   See Note 3.2 to the Consolidated Financial Statements.

3.1.5.2     EBITDAaL

EBITDAaL (or "EBITDA after Leases") corresponds to operating income (i) before depreciation and amortization of fixed assets, before effects resulting from business combinations, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, review of fixed assets, investments and business portfolio, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1.10 to the Consolidated Financial Statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

(at December 31, in millions of euros)	2023			2022 on a historical basis
	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	44,122	-	44,122	43,471	-	43,471
External purchases	(19,295)	(26)	(19,322)	(18,707)	(24)	(18,732)
Other operating income	894	-	894	745	2	747
Other operating expenses	(447)	(5)	(452)	(367)	(47)	(413)
Labor expenses	(8,523)	(495)	(9,018)	(8,537)	(383)	(8,920)
Operating taxes and levies	(1,797)	3	(1,794)	(1,879)	(3)	(1,882)
Gains (losses) on disposal of fixed assets, investments and activities	-	90	90	-	233	233
Restructuring costs	-	(456)	(456)	-	(125)	(125)
Depreciation and amortization of financed assets	(129)	-	(129)	(107)	-	(107)
Depreciation and amortization of right-of-use assets	(1,518)	(4)	(1,522)	(1,507)	-	(1,507)
Impairment of right-of-use assets	(1)	(67)	(69)	(1)	(52)	(54)
Interest on debts related to financed assets (2)	(14)	14	na	(3)	3	na
Interest on lease liabilities (2)	(258)	258	na	(145)	145	na
EBITDAaL	13,035	(690)	na	12,963	(251)	na
Significant litigation	30	(30)	na	(9)	9	na
Specific labor expenses	(503)	503	na	(372)	372	na
Review of fixed assets, investments and business portfolio	90	(90)	na	233	(233)	na
Restructuring programs costs	(526)	526	na	(177)	177	na
Acquisition and integration costs	(53)	53	na	(74)	74	na
Depreciation and amortization of fixed assets	(7,312)	-	(7,312)	(7,035)	-	(7,035)
Effects of takeovers	11	-	11	-	-	-
Impairment of goodwill	-	-	-	(817)	-	(817)
Impairment of fixed assets	(47)	-	(47)	(56)	-	(56)
Share of profits (losses) of associates and joint ventures	(29)	-	(29)	(2)	-	(2)
Elimination of interest on debts related to financed assets (2)	14	(14)	na	3	(3)	na
Elimination of interest on lease liabilities (2)	258	(258)	na	145	(145)	na
Operating income	4,969	-	4,969	4,801	-	4,801
Finance costs, net			(1,206)			(920)
Income taxes			(871)			(1,265)
Consolidated net income			2,892			2,617
Net income attributable to owners of the parent company			2,440			2,146
Net income attributable to non-controlling interests			451			471

(1)   The presentation adjustments allow reassignment of specific line items identified in the segment information (see Note 1 to the Consolidated Financial Statements) to the lines for operating income and expenses presented in the consolidated income statement.

(2)   Interest on debts related to financed assets and interest on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

Orange’s management believes that presenting the EBITDAaL indicator is relevant because it is the key operational performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or net cash provided by operating activities.

3.1.5.3     eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets, less the price of disposal of fixed assets, and (ii) purchases of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, less the price of disposal of fixed assets.

The table below shows the transition from (i) investments in property, plant and equipment and intangible assets as presented in Note 1.6 to the Consolidated Financial Statements, and (ii) purchases of property, plant and equipment and intangible assets, excluding the change in fixed asset payables, as presented in the consolidated statement of cash flows, to (iii) eCAPEX.

(at December 31, in millions of euros)	2023	2022 on a historical basis
Investments in property, plant and equipment and intangible assets	8,062	9,007
Financed assets	(233)	(229)
Purchases of property, plant and equipment and intangible assets (1)	7,829	8,777
Price of disposal of fixed assets	(292)	(347)
Telecommunication licenses	(721)	(1,060)
eCAPEX	6,815	7,371

(1)   See the consolidated statement of cash flows. Excluding the change in fixed asset payables. Financed assets have no effect on net cash flows upon acquisition.

Orange’s management believes that the presentation of eCAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on net cash flows upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber optic economic model, more accurate measurement of the actual amount of investments by excluding the price of disposal of fixed assets. It is the indicator used internally by the Group in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for purchases of property, plant and equipment and intangible assets, or investments in property, plant and equipment and intangible assets.

3.1.5.4     EBITDAaL - eCAPEX

The "EBITDAaL - eCAPEX" indicator corresponds to EBITDAaL (see Section 3.1.5.2 EBITDAaL) minus eCAPEX (see Section 3.1.5.3 eCAPEX).

Orange’s management believes that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the key operating performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for analysis of net cash provided by operating activities and net cash used in investing activities.

3.1.5.5     Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, minus (i) repayment of lease liabilities and debts related to financed assets, and (ii) purchases (sales) of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding telecommunication licenses paid and significant litigation paid (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities, as presented in Note 1.9 to the Consolidated Financial Statements.

Organic cash flow from telecom activities (at December 31, in millions of euros)	2023	2022 on a historical basis
Net cash provided by operating activities (telecom activities)	12,480	11,921
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)
Repayment of lease liabilities	(1,652)	(1,514)
Repayment of debts related to financed assets	(117)	(97)
Elimination of telecommunication licenses paid	521	981
Elimination of significant litigation paid (and received)	23	20
Organic cash flow from telecom activities	3,661	3,058

Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case for disbursements (and receipts) relating to significant litigation and disbursements relating to acquisitions of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it notably includes the effects of financial expenses, income taxes and changes in working capital requirements. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities. This indicator is commonly used by companies in the telecommunication sector.

Organic cash flow from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for analysis of net cash provided by operating activities and net cash used in investing activities.

3.1.5.6     Free cash flow all-in from telecom activities

Free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases (sales) of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (ii) repayment of lease liabilities and debts related to financed assets, and (iii) payments of coupons on subordinated notes.

The following table presents, for telecom activities, the transition from net cash provided by operating activities to free cash flow all-in from telecom activities, as presented in Note 1.9 to the Consolidated Financial Statements.

Free cash flow all-in from telecom activities (at December 31, in millions of euros)	2023	2022 on a historical basis
Net cash provided by operating activities (telecom activities)	12,480	11,921
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)
Repayment of lease liabilities	(1,652)	(1,514)
Repayment of debts related to financed assets	(117)	(97)
Payments of coupons on subordinated notes	(177)	(213)
Free cash flow all-in from telecom activities	2,940	1,845

Orange’s management believe that the presentation of free cash flow all-in from telecom activities is relevant in measuring the Group’s ability to generate cash through its telecom activities taken as a whole. Orange’s management believes that this is a more comprehensive indicator than organic cash flow from telecom activities, as it includes payments of coupons on subordinated notes, as well as the main items that are not under its control and which may vary significantly from one year to the next, which is the case for amounts paid (and received) relating to significant litigation and disbursements relating to acquisitions of telecommunication licenses. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities. This indicator is commonly used by companies in the telecommunication sector.

Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of net cash flows.

3.1.5.7     Net financial debt

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 13.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of all assets and liabilities.

3.1.5.8     Ratio of net financial debt to EBITDAaL of telecom activities

The ratio of net financial debt to EBITDAaL of telecom activities is calculated as the ratio of the Group’s net financial debt (see Section 3.1.5.7 Net financial debt) to EBITDAaL from telecom activities (see Section 3.1.5.2 EBITDAaL) calculated over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Financial Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in the scope of consolidation significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account the EBITDAaL from those entities over the previous 12 months.

The table below shows the calculation of the ratio of net financial debt to EBITDAaL of telecom activities.

(at December 31, in millions of euros)	2023	2022 on a historical basis
Net financial debt (a)	27,002	25,298
EBITDAaL from telecom activities (b)	13,157	13,080
Ratio of net financial debt/EBITDAaL of telecom activities (a / b)	2.05	1.93

The ratio of net financial debt to EBITDAaL of telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

Ratio of net financial debt to EBITDAaL of telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

3.1.5.9     ROCE of telecom activities

The return on capital employed (ROCE) of telecom activities corresponds to net operating profit after taxes (NOPAT) for the last fiscal year as a proportion of net operating assets (NOA) for the previous fiscal year:

−    net operating profit after tax (NOPAT) for the last fiscal year corresponds to operating income (i) after interest on lease liabilities and on debts related to financed assets and (ii) after income tax adjusted for the effect on tax of finance costs, net, excluding interest on lease liabilities and on debts related to financed assets (tax charge calculated on the basis of the tax rate applicable in France, the tax jurisdiction of the parent company Orange SA);

−    the net operating assets of the previous fiscal year correspond (i) to equity and (ii) to financial liabilities and current and non-current derivative liabilities, excluding debts related to financed assets, (iii) minus financial assets and current and non-current derivatives (assets) and cash and cash equivalents, including investments in Mobile Financial Services.

The table below shows the calculation of the ROCE of telecom activities.

ROCE of telecom activities (at December 31, in millions of euros)		2023	2022 on a historical basis
Operating income from telecom activities (1)		5,274	5,000
Interest on lease liabilities (1)		(258)	(144)
Interest on debts related to financed assets (1)		(14)	(3)
Adjusted operating income from telecom activities for fiscal year N	(a)	5,003	4,853
Income tax of telecom activities (1)	(b)	(871)	(1,270)
Elimination of the theoretical effect on tax of finance costs, net, excluding interest on lease liabilities and on debts related to financed assets		(241)	(199)
Statutory tax rate in France (2)	(c)	25.83%	25.83%
Finance costs, net, excluding interest on lease liabilities and on debts related to financed assets	(d)	(933)	(772)
Finance cost, net (1) (3)		(1,205)	(920)
Elimination of interest on lease liabilities (1) (3)		258	144
Elimination of interest on debts related to financed assets (1) (3)		14	3
Theoretical effect on tax of finance costs, net, excluding interest on lease liabilities and on debts related to financed assets	(e) = - (c) × (d)	241	199
Adjusted income tax of telecom activities for fiscal year N	(f) = (b) - (e)	(1,112)	(1,470)
Net operating profit after taxes (NOPAT) from telecom activities for fiscal year N	(g) = (a) + (f)	3,890	3,383
Equity of telecom activities at December 31, N-1 (4)	(h)	35,589	35,806
Total financial liabilities of telecom activities (5) excluding debts related to financed assets at December 31, N-1	(i)	36,708	35,387
Total financial liabilities of telecom activities (5)		37,024	35,633
Elimination of debts related to financed assets (6)		(316)	(245)
Total financial assets of telecom activities (7), including investments in Mobile Financial Services at December 31, N-1	(j)	(13,967)	(13,115)
Total financial assets of telecom activities (7)		(12,846)	(12,168)
Investments in Mobile Financial Services (8)		(1,121)	(947)
Net operating assets (NOA) of telecom activities at December 31, N-1	(k) = (h) + (i) + (j)	58,330	58,078
ROCE of telecom activities	(g) / (k)	6.7%	5.8%

(1)   See Notes 1.3 and 1.4 to the Consolidated Financial Statements.

(2)   Statutory tax rate in France, the tax jurisdiction of parent company Orange SA (see Note 10.2 to the Consolidated Financial Statements).

(3)   See Note 13.2 to the Consolidated Financial Statements.

(4)   See Note 1.8 to the Consolidated Financial Statements.

(5)   Total financial liabilities of telecom activities: financial liabilities (non-current and current) and derivative liabilities (non-current and current) of telecom activities (see Note 13.1 to the Consolidated Financial Statements).

(6)   See Note 13.3 to the Consolidated Financial Statements.

(7)   Total financial assets of telecom activities: financial assets (non-current and current), derivative assets (non-current and current), and cash and cash equivalents of telecom activities (see Note 13.1 to the Consolidated Financial Statements).

(8)   Investments securities in Mobile Financial Services eliminated during consolidation.

Orange’s management believes that the presentation of the ROCE of telecom activities is relevant for measuring the Group’s capacity to create long-term value in relation to the capital invested in its telecom activities taken as a whole, including in its calculation the elements regarded as contributing to the generation of operating profit, as well as an adjusted income tax charge. It is the indicator used internally by the Group to monitor and steer the performance of resource allocation, in order to measure the effectiveness of the strategic allocation of capital through the profitability of operations and asset rotation. For this reason, this indicator has been chosen by Orange under the Lead the Future strategic plan as a key performance indicator for telecom activities. This indicator is commonly used by companies in the telecommunication sector.

The ROCE of telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of operating income and operating assets and liabilities.

3.1.6      Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 16 and 17.3 to the Consolidated Financial Statements.

Fees paid to the statutory auditors

Fees paid to the statutory auditors of Orange SA and its networks for fully consolidated entities are presented in Note 21 of the appendix to the consolidated financial statements.

Services other than certification of the financial statements include assurance services, in particular in respect of non-financial performance reporting, other services required by law and other permissible services (in particular attestation engagements and agreed-upon procedures).

3.2     Recent events and outlook

3.2.1      Recent events

Creation of the joint venture in Spain with MásMóvil

Orange and MásMóvil announced on March 26, 2024 the creation of a joint venture, which brings together their activities in Spain (excluding Totem Spain and MásMóvil Portugal). The combination of Orange Spain and MásMóvil activities takes the form of an equal joint venture, co-controlled by Orange and MásMóvil, with equal governance rights in the combined entity.

The new company is positioned as one of the leading operators in the Spanish market in terms of customers, user experience, talent and network coverage (fiber and mobile) and a sustainable actor with the financial capacity to continue investing in the development of telecom infrastructure in Spain. It will serve more than 7.3 million fixed customers, more than 30 million mobile services and more than 2.2 million TV customers and will manage important network and IT assets to assure a nationwide FTTH and 4G/5G coverage. In financial terms, it will become a stronger and solid market player with estimated revenues of above 7.4 billion euros and EBITDAaL of over 2.3 billion euros. The company’s value reaches 18.6 billion euros, before synergies. According to revised estimates, the new company is expected to generate synergies of more than 490 million euros per year by the fourth year following the completion of the operation. Based on preliminary closing accounts, the respective proceeds at closing will be approximately 4.4 billion euros for Orange and approximately 1.65 billion euros for MásMóvil shareholders.

This transaction was made possible by the European Commission’s authorization on February 20, 2024, and the Spanish government’s agreement on March 12, 2024 to control foreign investment. As part of the proposed remedies, the parties have agreed to cede frequencies to Digi in three spectrum bands and proposed an optional national roaming agreement at market conditions.

The new company will be operational from the beginning of the second quarter and will be accounted for by the equity method in the Orange Group financial statements. Jean François Fallacher, Executive Director in charge of Orange France, has been appointed non-executive Chairman of the joint venture and Meinrad Spenger as its Chief Executive Officer.

New issue and tender offer of subordinated notes

Orange issued on March 27, 2024 700 million euros undated deeply subordinated fixed to reset rate notes with a first call date as of 15 December 2030 and with a fixed coupon of 4.50% until the first reset date and launched a tender offer up to the same amount to repurchase existing Euro-denominated hybrid notes.

TDIRA

Following a Buyback, as of March 28, 2024, 43,813 TDIRAs remain outstanding for a total par value of 618 million euros.

3.2.2      Financial objectives

Orange confirms its financial targets to 2025, as presented at the Capital Markets Day on February 16, 2023 (on a comparable basis and without taking into account mergers and acquisitions that have not yet been finalized).

In 2024, Orange aims to achieve the following targets within its current scope:

−    slight growth in EBITDAaL (see Section 3.1.5.2 EBITDAaL);

−    discipline on eCAPEX (see Section 3.1.5.3 eCAPEX);

−    organic cash flow from telecom activities (see Section 3.1.5.5 Organic cash flow from telecom activities) of at least 3.8 billion euros;

−    and a ratio of net financial debt to EBITDAaL from telecom activities (see Section 3.1.5.8 Ratio of net financial debt to EBITDAaL from telecom activities) unchanged at around 2x in the medium term.

The deconsolidation of Spain does not change the targets of slight growth in EBITDAaL and discipline on eCAPEX. Organic cash flow from telecom activities, within the scope excluding Orange Spain, will continue to grow by more than 300 million euros between 2023 and 2025, to reach at least 3.3 billion euros in 2024 and 3.5 billion euros in 2025 (organic cash flow from telecom activities restated for Orange Spain was 3.18 billion in 2023).

For more information on the outlook and objectives beyond 2024, see Section 1.2.3 The Orange group strategy.

Regarding the dividend, see Section 6.3 Dividend distribution policy.

These objectives are based on the assumptions stated in the presentation of the key changes in the telecom services market and the Group strategy (see Section 1.2 Business model, market and strategy) as well as in the presentation of the Group’s operating activities, which include a description of the various business segment markets (see Section 1.4 Operating activities).

They were compiled and prepared on a comparable basis with the historical financial information and in line with the Group’s accounting policies.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

3.3     Consolidated financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statement of changes in shareholders’ equity

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

Consolidated statement of cash flows

Note 1 Segment information

1.1 Basis of preparation of segment information

1.2 Segment revenue

1.3 Segment revenue to consolidated net income in 2023

1.4 Segment revenue to consolidated net income in 2022

1.5 Segment revenue to consolidated net income in 2021

1.6 Segment investments

1.7 Segment assets

1.8 Segment equity and liabilities

1.9 Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

1.10 Definition of operating segments and performance indicators

Note 2 Description of business and basis of preparation of the Consolidated Financial Statements

2.1 Description of business

2.2 Basis of preparation of the financial statements

2.3 New standards and interpretations applied from January 1, 2023

2.4 Standards and interpretations compulsory after December 31, 2023 with no early adoption

2.5 Accounting policies, use of judgment and estimates

Note 3 Gains and losses on disposal and main changes in scope of consolidation

3.1 Gains (losses) on disposal of fixed assets, investments and activities

3.2 Main changes in the scope of consolidation

Note 4 Sales

4.1 Revenue

4.2 Other operating income

4.3 Trade receivables

4.4 Customer contract net assets and liabilities

4.5 Other assets

Note 5 Purchases and other expenses

5.1 External purchases

5.2 Other operating expenses

5.3 Restructuring costs

5.4 Broadcasting rights and equipment inventories

5.5 Prepaid expenses

5.6 Trade payables (goods and services)

5.7 Other liabilities

Note 6 Employee benefits

6.1 Labor expenses

6.2 Employee benefits

6.3 Share-based compensation

6.4 Executive compensation

Note 7 Impairment losses and goodwill

7.1 Impairment losses

7.2 Goodwill

7.3 Key assumptions used to determine recoverable amounts

7.4 Sensitivity of recoverable amounts

Note 8 Fixed assets

8.1 Gains (losses) on disposal of fixed assets

8.2 Depreciation and amortization

8.3 Impairment of fixed assets

8.4 Other intangible assets

8.5 Property, plant and equipment

8.6 Fixed assets payables

8.7 Dismantling provisions

Note 9 Lease agreements

9.1 Right-of-use assets

9.2 Lease liabilities

Note 10 Taxes

10.1 Operating taxes and levies

10.2 Income taxes

10.3 Developments in tax disputes and audits

10.4 International tax reform - Pillar Two

Note 11 Interests in associates and joint ventures

11.1 Change in interests in associates and joint ventures

11.2 Key figures from associates and joint ventures

11.3 Contractual commitments on interests in associates and joint ventures

Note 12 Related party transactions

Note 13 Financial assets, liabilities and financial results (telecom activities)

13.1 Financial assets and liabilities of telecom activities

13.2 Profits and losses related to financial assets and liabilities

13.3 Net financial debt

13.4 TDIRA

13.5 Bonds

13.6 Loans from development organizations and multilateral lending institutions

13.7 Financial assets

13.8 Derivatives

Note 14 Information on market risk and fair value of financial assets and liabilities (telecom activities)

14.1 Interest rate risk management

14.2 Foreign exchange risk management

14.3 Liquidity risk management

14.4 Financial ratios and commitments to sustainability targets

14.5 Credit risk and counterparty risk management

14.6 Commodity risk management (energy contracts)

14.7 Equity market risk

14.8 Capital management

14.9 Fair value of financial assets and liabilities

Note 15 Equity

15.1 Changes in share capital

15.2 Treasury shares

15.3 Dividends

15.4 Subordinated notes

15.5 Translation adjustments

15.6 Non-controlling interests

15.7 Earnings per share

Note 16 Unrecognized contractual commitments (telecom activities)

16.1 Operating activities commitments

16.2 Consolidation scope commitments

16.3 Financing commitments

Note 17 Mobile Financial Services activities

17.1 Financial assets and liabilities of Mobile Financial Services

17.2 Information on market risk management with respect to Orange Bank activities

17.3 Orange Bank’s unrecognized contractual commitments

Note 18 Litigation

Note 19 Subsequent events

Note 20 Main consolidated entities

Note 21 Auditors’ fees

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Significant events 2023

Takeover of VOO in Belgium	French pension reform	Restructuring programs

Following the approval of the European Commission, Orange Belgium has finalized on June 2nd, 2023, the acquisition of 75% of the capital minus one share of VOO for 1,369 million euros from Nethys.

The Group has granted Nethys a put option on its remaining stake, exercisable for three years.

In France, the pension reform enacted on April 14, 2023 led to the recognition of an additional provision of 241 million euros in respect of the French part-time for seniors plans (Temps Partiel Senior - TPS), which provided for the extension of measures for employees affected by the reform, and to the recognition of a provision reversal of 22 million euros for post-employment benefits.

In 2023, the Group launched transformation programs in France and abroad.

These programs notably involve the implementation of departure plans for Orange Business and Orange Bank activities, for which discussions with employee representative bodies in France are in progress at December 31, 2023.

In view of the progress of discussions, costs and provisions were recognized for a total of

(215) million euros at December 31, 2023 for the Orange Business restructuring program in France and abroad and (122) million euros for the Orange Bank plan.

Note 3.2	Note 6	Note 5.3

The accompanying notes form an integral part of the consolidated financial statements. The accounting principles are split within each note in gray areas.

Consolidated income statement

(in millions of euros, except for per share data)	Note	2023	2022	2021
Revenue	4.1	44,122	43,471	42,522
External purchases	5.1	(19,322)	(18,732)	(17,973)
Other operating income	4.2	894	747	783
Other operating expenses	5.2	(452)	(413)	(700)
Labor expenses	6.1	(9,018)	(8,920)	(9,917)
Operating taxes and levies	10.1.1	(1,794)	(1,882)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	90	233	2,507
Restructuring costs	5.3	(456)	(125)	(331)
Depreciation and amortization of fixed assets	8.2	(7,312)	(7,035)	(7,074)
Depreciation and amortization of financed assets	8.5	(129)	(107)	(84)
Depreciation and amortization of right-of-use assets	9.1	(1,522)	(1,507)	(1,481)
Effects resulting from business combinations		11	-	-
Impairment of goodwill	7.1	-	(817)	(3,702)
Impairment of fixed assets	8.3	(47)	(56)	(17)
Impairment of right-of-use assets	9.1	(69)	(54)	(91)
Share of profits (losses) of associates and joint ventures	11.1	(29)	(2)	3
Operating income		4,969	4,801	2,521
Cost of gross financial debt excluding financed assets		(1,073)	(775)	(829)
Interests on debts related to financed assets		(14)	(3)	(1)
Gains (losses) on assets contributing to net financial debt		283	48	(3)
Foreign exchange gain (loss)		(32)	(97)	65
Interests on lease liabilities		(258)	(145)	(120)
Other net financial expenses		(112)	52	106
Finance costs, net	13.2	(1,206)	(920)	(782)
Income taxes	10.2.1	(871)	(1,265)	(962)
Consolidated net income		2,892	2,617	778
Net income attributable to owners of the parent company		2,440	2,146	233
Non-controlling interests	15.6	451	471	545
Earnings per share (in euros) attributable to parent company	15.7
Net income
- basic		0.85	0.73	0.00
- diluted		0.85	0.73	0.00

Consolidated statement of comprehensive income

(in millions of euros)	Note	2023	2022	2021
Consolidated net income		2,892	2,617	778
Remeasurements of the net defined benefit liability	6.2	(96)	176	59
Assets at fair value	13.7-17.1	3	(116)	9
Income tax relating to items that will not be reclassified	10.2.2	20	(47)	(14)
Share of other comprehensive income in associates and joint ventures that will not be reclassified		14	0	(4)
Items that will not be reclassified to profit or loss (a)		(59)	13	51
Assets at fair value	13.7-17.1	2	4	1
Cash flow hedges	13.8.2	(269)	295	317
Translation adjustment gains and losses	15.5	(28)	(374)	200
Income tax relating to items that are or may be reclassified	10.2.2	66	(70)	(84)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		(26)	51	5
Items that are or may be reclassified subsequently to profit or loss (b)		(255)	(93)	439
Other consolidated comprehensive income (a) + (b)		(314)	(80)	490
Consolidated comprehensive income		2,578	2,537	1,267
Comprehensive income attributable to the owners of the parent company		2,108	2,050	687
Comprehensive income attributable to non-controlling interests		470	487	580

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Assets
Goodwill	7.2	23,775	23,113	24,192
Other intangible assets	8.4	15,098	14,946	14,940
Property, plant and equipment	8.5	33,193	31,640	30,484
Right-of-use assets	9.1	8,175	7,936	7,702
Interests in associates and joint ventures	11	1,491	1,486	1,440
Non-current financial assets related to Mobile Financial Services activities	17.1	297	656	900
Non-current financial assets	13.1	1,036	977	950
Non-current derivatives assets	13.1	956	1,458	683
Other non-current assets	4.5	192	216	254
Deferred tax assets	10.2.3	598	421	692
Total non-current assets		84,811	82,847	82,236
Inventories	5.4	1,152	1,048	952
Trade receivables	4.3	6,013	6,305	6,029
Other customer contract assets	4.4	1,795	1,570	1,460
Current financial assets related to Mobile Financial Services activities	17.1	3,184	2,742	2,381
Current financial assets	13.1	2,713	4,541	2,313
Current derivatives assets	13.1	37	112	7
Other current assets	4.5	2,388	2,217	1,875
Operating taxes and levies receivables	10.1.2	1,233	1,265	1,163
Current taxes assets	10.2.3	240	149	181
Prepaid expenses	5.5	868	851	851
Cash and cash equivalents	13.1	5,618	6,004	8,621
Total current assets		25,241	26,803	25,834
Total assets		110,052	109,650	108,071

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		4,950	4,950	5,497
Retained earnings		(625)	(666)	(656)
Equity attributable to the owners of the parent company		31,825	31,784	32,341
Non-controlling interests		3,274	3,172	3,020
Total equity	15	35,098	34,956	35,361
Non-current financial liabilities	13.1	30,535	31,930	31,922
Non-current derivatives liabilities	13.1	225	397	220
Non-current lease liabilities	9.2	7,099	6,901	6,696
Non-current fixed assets payables	8.6	1,608	1,480	1,370
Non-current financial liabilities related to Mobile Financial Services activities	17.1	73	82	0
Non-current employee benefits	6.2	2,551	2,567	2,798
Non-current dismantling provisions	8.7	698	670	876
Non-current restructuring provisions	5.3	196	43	61
Other non-current liabilities	5.7	299	276	306
Deferred tax liabilities	10.2.3	1,143	1,124	1,185
Total non-current liabilities		44,427	45,471	45,434
Current financial liabilities	13.1	5,451	4,702	3,421
Current derivatives liabilities	13.1	40	51	124
Current lease liabilities	9.2	1,469	1,509	1,369
Current fixed assets payables	8.6	2,926	3,101	3,111
Trade payables	5.6	7,042	7,067	6,738
Customer contract liabilities	4.4	2,717	2,579	2,512
Current financial liabilities related to Mobile Financial Services activities	17.1	3,073	3,034	3,161
Current employee benefits	6.2	2,632	2,418	2,316
Current dismantling provisions	8.7	40	26	21
Current restructuring provisions	5.3	281	119	124
Other current liabilities	5.7	2,779	2,526	2,338
Operating taxes and levies payables	10.1.2	1,483	1,405	1,436
Current taxes payables	10.2.3	460	538	425
Deferred income		135	149	180
Total current liabilities		30,526	29,223	27,276
Total equity and liabilities		110,052	109,650	108,071

Consolidated statement of changes in shareholders’ equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of January 1, 2021		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		-	-	-	-	233	454	687	545	36	580	1,267
Share-based compensation	6.3	-	-	-	-	165	-	165	6	-	6	171
Purchase of treasury shares	15.2	-	-	-	-	(179)	-	(179)	-	-	-	(179)
Dividends	15.3	-	-	-	-	(2,127)	-	(2,127)	(218)	-	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	-	-	-	(306)	(6)	-	(311)	-	-	-	(311)
Subordinated notes remuneration	15.4	-	-	-	-	(238)	-	(238)	-	-	-	(238)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(185)	-	(185)	(213)	-	(213)	(398)
Changes in ownership interests with gain/loss of control (1)	3.2	-	-	-	-	-	-	-	249	-	249	249
Other movements		-	-	-	-	(28)	-	(28)	(28)	-	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361
Consolidated comprehensive income		-	-	-	-	2,146	(96)	2,050	471	16	487	2,537
Share-based compensation	6.3	-	-	-	-	11	-	11	3	-	3	14
Purchase of treasury shares	15.2	-	-	-	-	(7)	-	(7)	-	-	-	(7)
Dividends	15.3	-	-	-	-	(1,861)	-	(1,861)	(328)	-	(328)	(2,189)
Issues and purchases of subordinated notes	15.4	-	-	-	(547)	51	-	(496)	-	-	-	(496)
Subordinated notes remuneration	15.4	-	-	-	-	(215)	-	(215)	-	-	-	(215)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(10)	-	(10)	0	-	0	(10)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	(0)	-	(0)	0	-	0	(0)
Other movements		-	-	-	-	(29)	-	(29)	(10)	-	(10)	(39)
Balance as of December 31, 2022		2,660,056,599	10,640	16,859	4,950	(313)	(353)	31,784	2,960	211	3,172	34,956
Consolidated comprehensive income		-	-	-	-	2,440	(332)	2,108	451	19	470	2,578
Share-based compensation	6.3	-	-	-	-	13	-	13	3	-	3	16
Purchase of treasury shares	15.2	-	-	-	-	(15)	-	(15)	-	-	-	(15)
Dividends	15.3	-	-	-	-	(1,862)	-	(1,862)	(381)	-	(381)	(2,242)
Issues and purchases of subordinated notes	15.4	-	-	-	-	(22)	-	(22)	-	-	-	(22)
Subordinated notes remuneration	15.4	-	-	-	-	(185)	-	(185)	-	-	-	(185)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(6)	-	(6)	(2)	-	(2)	(8)
Changes in ownership interests with gain/loss of control (2)	3.2	-	-	-	-	-	-	-	0	-	0	0
Other movements		-	-	-	-	10	-	10	11	-	11	21
Balance as of December 31, 2023		2,660,056,599	10,640	16,859	4,950	61	(686)	31,825	3,043	230	3,274	35,098

(1)   Related to the takeover of Telekom Romania Communications (see Note 3.2).

(2)   Includes the fair value of the minority interests in VOO’s equity at the acquisition date, offset by the effect of the initial recognition of the financial liability related to the put option granted to Nethys by Orange (see Note 3.2).

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total other comprehensive income
	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures	Total	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures	Total
Balance as of January 1, 2021	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	0	-	159	(552)
Variation (1)	11	318	160	63	(98)	1	454	0	(1)	40	(4)	(0)	-	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	-	195	(62)
Variation (1)	(111)	267	(360)	179	(112)	42	(96)	(0)	28	(14)	(3)	(4)	9	16	(80)
Balance as of December 31, 2022	(33)	487	(455)	(337)	(16)	3	(353)	(4)	25	198	(14)	(4)	9	211	(142)
Variation (1)	5	(254)	(71)	(89)	81	(6)	(332)	(0)	(15)	43	(7)	4	(6)	19	(314)
Balance as of December 31, 2023	(28)	233	(526)	(426)	65	(3)	(686)	(4)	10	240	(21)	1	3	230	(456)

(1)   Including in 2023 a variation of (269) million euros related to hedging instruments (of which (236) million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial loss of (80) million euros mainly related to the decrease in discount rates and translation adjustments of (28) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2022 a variation of 295 million euros related to hedging instruments (of which 187 million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial gain of 176 million euros mainly related to the increase in discount rates and translation adjustments of (374) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in American dollar and pound sterling held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies).

Associates and joint ventures: entities accounted for using the equity method; amount before currency translation adjustments.

Consolidated statement of cash flows

(in millions of euros)	Note	2023	2022	2021
Operating activities
Consolidated net income		2,892	2,617	778
Non-monetary items and reclassified items for presentation		12,971	13,298	14,592
Operating taxes and levies	10.1.1	1,794	1,882	1,926
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(90)	(233)	(2,507)
Other gains and losses		(44)	(22)	(28)
Depreciation and amortization of fixed assets	8.2	7,312	7,035	7,074
Depreciation and amortization of financed assets	8.5	129	107	84
Depreciation and amortization of right-of-use assets	9.1	1,522	1,507	1,481
Changes in provisions	4-5-6-8	117	(133)	803
Effects resulting from business combinations		(11)	-	-
Impairment of goodwill	7.1	-	817	3,702
Impairment of fixed assets	8.3	47	56	17
Impairment of right-of-use assets	9.1	69	54	91
Share of profits (losses) of associates and joint ventures	11	29	2	(3)
Operational net foreign exchange and derivatives		5	28	30
Finance costs, net	13.2	1,206	920	782
Income tax	10.2.1	871	1,265	962
Share-based compensation		16	14	179
Changes in working capital and operating banking activities (1)		(8)	(792)	(177)
Decrease (increase) in inventories, gross		(84)	(108)	(126)
Decrease (increase) in trade receivables, gross		441	(289)	64
Increase (decrease) in trade payables		(100)	297	36
Changes in other customer contract assets and liabilities		(103)	(26)	140
Changes in other assets and liabilities (2)		(163)	(666)	(292)
Other net cash out		(3,801)	(3,888)	(3,956)
Operating taxes and levies paid		(1,680)	(1,906)	(1,880)
Dividends received		44	13	12
Interest paid and interest rates effects on derivatives, net (3)		(1,035)	(963)	(1,134)
Income tax paid		(1,129)	(1,033)	(954)
Net cash provided by operating activities (a)		12,054	11,235	11,236
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(7,630)	(8,282)	(8,580)
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(7,829)	(8,777)	(8,749)
Increase (decrease) in fixed assets payables		(133)	170	(72)
Investing donations received in advance		16	1	24
Sales of property, plant and equipment and intangible assets		316	324	217
Cash paid for investment securities, net of cash acquired	3.2	(1,416)	(58)	(211)
VOO		(1,373)	-	-
Telekom Romania Communications		-	11	(206)
Other		(43)	(68)	(5)
Investments in associates and joint ventures		(38)	(10)	(3)
Purchases of investment securities measured at fair value		(46)	(34)	(76)
Proceeds from sales of investment securities, net of cash transferred	3.2	34	12	891
Światlowód Inwestycje Sp. z o.o (FiberCo in Poland)		25	18	132
Orange Concessions		-	(8)	758
Other		9	2	-
Other proceeds from sales of investment securities at fair value		3	5	95
Decrease (increase) in securities and other financial assets		2,085	(2,081)	1,908
Investments at fair value, excluding cash equivalents		1,831	(2,256)	936
Other (5)		254	175	972
Net cash used in investing activities (b)		(7,008)	(10,448)	(5,976)

(in millions of euros)	Note	2023	2022	2021
Financing activities
Medium and long-term debt issuances	13.5-13.6	1,442	1,809	2,523
Medium and long-term debt redemptions and repayments	13.5-13.6	(2,595)	(1,088)	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings		56	(400)	1,143
Decrease (increase) of cash collateral deposits		(466)	771	988
Exchange rates effects on derivatives, net		5	(91)	201
Repayments of lease liabilities	9.2	(1,657)	(1,519)	(1,625)
Subordinated notes issuances (purchases) and other related fees	15.4	177	(451)	(311)
Coupon on subordinated notes	15.4	(177)	(213)	(238)
Proceeds (purchases) treasury shares	15.2	(15)	14	(199)
o/w employee share offering (Orange Together 2021)	6.3	-	20	(188)
Capital increase (decrease) - non-controlling interests		2	0	5
Changes in ownership interests with no gain/loss of control	3.2	(9)	(11)	(403)
Dividends paid to owners of the parent company	15.3	(1,862)	(1,861)	(2,127)
Dividends paid to non-controlling interests	15.6	(368)	(304)	(218)
Net cash used in financing activities (c)		(5,465)	(3,343)	(4,834)
Cash change in cash and cash equivalents (a) + (b) + (c)		(419)	(2,556)	427
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		6,004	8,621	8,145
Cash change in cash and cash equivalents		(419)	(2,556)	427
Non-cash change in cash and cash equivalents (6)		32	(61)	50
Cash and cash equivalents in the closing balance		5,618	6,004	8,621

(1)   Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.

(2)   Excluding operating tax receivables and payables.

(3)   Including interests paid on lease liabilities for (247) million euros in 2023, (141) million euros in 2022 and (120) million euros in 2021 and interests paid on debt related to financed assets for (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

(4)   Acquisitions of financed assets for 233 million euros in 2023, 229 million euros in 2022 and 40 million euros in 2021 have no effect on the net cash used in investing activities.

(5)   Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2).

(6)   Of which effect of exchange rates changes and other non-monetary effects.

Note 1        Segment information

1.1  Basis of preparation of segment information

Changes in segment information

The Orange group has announced its intention to transform its business model in the Enterprise business segment and to strengthen its position in cybersecurity. In line with these announcements, the Enterprise segment is changing its name to Orange Business.

The segment information presented herein takes into account the following changes in organization and scope:

−    in 2023, the Other European countries segment includes the contribution of VOO from June 2, 2023 (see Note 3.2);

−    since January 1, 2022, Totem’s figures have been presented in a distinct operating segment. In 2021, these figures were included in the France, Spain and International Carriers & Shared Services segments;

−    in 2021, the Other European countries segment included the contribution of Telekom Romania Communications from September 30, 2021 (see Note 3.2).

Definition of Group operating performance indicators

The key operating performance indicators used by the Group are described in Note 1.10.

The description of different sources of revenue is presented in Note 4.1.

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1.2  Segment revenue

(in millions of euros)	France	Europe
		Spain	Other European countries	Eliminations Europe	Total
December 31, 2023
Revenue	17,730	4,698	6,889	(12)	11,574
Convergence services	5,065	1,894	1,194	-	3,088
Mobile services only	2,364	782	2,150	-	2,932
Fixed services only	3,725 (4)	457	904	-	1,361
IT & integration services	-	58	507	-	565
Wholesale	4,514	793	919	(12)	1,700
Equipment sales	1,394	711	1,047	-	1,757
Other revenues	668	2	168	-	170
External	17,007	4,643	6,795	-	11,438
Inter-operating segments	723	55	93	(12)	136
December 31, 2022
Revenue	17,983	4,647	6,329	(14)	10,962
Convergence services	4,857	1,870	959	-	2,830
Mobile services only	2,332	790	2,079	-	2,869
Fixed services only	3,787 (4)	436	783	-	1,219
IT & integration services	-	41	430	-	471
Wholesale	4,938	878	964	(14)	1,828
Equipment sales	1,323	632	927	-	1,559
Other revenues	746	1	185	-	187
External	17,238	4,586	6,219	-	10,805
Inter-operating segments	745	61	109	(14)	157
December 31, 2021
Revenue	18,092	4,720	5,870	(11)	10,579
Convergence services	4,697	1,870	850	-	2,720
Mobile services only	2,276	880	2,007	-	2,887
Fixed services only	3,872 (4)	435	652	-	1,087
IT & integration services	-	14	338	-	352
Wholesale	5,313	900	998	(11)	1,886
Equipment sales	1,226	621	869	-	1,490
Other revenues	708	1	155	0	157
External	17,489	4,672	5,776	-	10,449
Inter-operating segments	603	48	94	(11)	131

(1)   Including, in 2023, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,703 million euros in other European countries and 1,079 million euros in other countries.

Including, in 2022, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,762 million euros in other European countries and 1,023 million euros in other countries.

Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

(2)   Including, in 2023, revenue of 492 million euros in France and 195 million euros in Spain.

Including, in 2022, revenue of 473 million euros in France and 212 million euros in Spain.

(3)   Including revenue of 1,283 million euros in France in 2023, 1,361 million euros in 2022 and 1,353 million euros in 2021.

(4)   Including, in 2023, fixed-only broadband revenue of 3,018 million euros and fixed-only narrowband revenue of 707 million euros.

Including, in 2022, fixed-only broadband revenue of 2,955 million euros and fixed-only narrowband revenue of 831 million euros.

Including, in 2021, fixed-only broadband revenue of 2,862 million euros and fixed-only narrowband revenue of 1,010 million euros.

(5)   Including, in 2023, revenue of 890 million euros from voice services and revenue of 2,330 million euros from data services.

Including, in 2022, revenue of 1,018 million euros from voice services and revenue of 2,448 million euros from data services.

Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Africa & Middle East	Orange Business (1)	Totem (2)	International Carriers & Shared Services (3)	Eliminations	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange Consolidated Financial Statements

7,152	7,927	686	1,478	(2,416)	44,132	-	(9)	44,122
-	-	-	-	-	8,153	-	-	8,153
5,456	693	-	-	(37)	11,408	-	(2)	11,406
847	3,220 (5)	-	-	(124)	9,030	-	(1)	9,029
53	3,706	-	-	(177)	4,146	-	(5)	4,141
666	41	686	982	(1,759)	6,830	-	-	6,830
90	267	-	-	(6)	3,503	-	(0)	3,503
40	-	-	496	(313)	1,061	-	(1)	1,060
6,988	7,579	137	973	-	44,122	-	-	44,122
164	347	549	505	(2,416)	9	-	(9)	-

6,918	7,930	685	1,540	(2,538)	43,480	-	(9)	43,471
-	-	-	-	-	7,687	-	-	7,687
5,272	659	-	-	(38)	11,093	-	(0)	11,093
800	3,466 (5)	-	-	(150)	9,121	-	(1)	9,120
40	3,489	-	-	(184)	3,817	-	(6)	3,811
663	41	685	1,060	(1,859)	7,356	-	-	7,356
104	275	-	-	(7)	3,255	-	(0)	3,254
39	-	-	480	(299)	1,152	-	(2)	1,150
6,750	7,548	113	1,017	-	43,471	-	-	43,471
168	383	572	523	(2,538)	9	-	(9)	-

6,381	7,757	N/A	1,515	(1,795)	42,530	-	(7)	42,522
-	-	N/A	-	-	7,417	-	-	7,417
4,884	636	N/A	-	(31)	10,652	-	(0)	10,652
664	3,633 (5)	N/A	-	(168)	9,089	-	(1)	9,088
31	3,195	N/A	-	(167)	3,411	-	(4)	3,407
654	42	N/A	1,056	(1,249)	7,702	-	-	7,702
112	250	N/A	-	(8)	3,070	-	(0)	3,070
36	-	N/A	460	(172)	1,188	-	(2)	1,186
6,216	7,371	N/A	998	-	42,522	-	-	42,522
165	386	N/A	517	(1,795)	7	-	(7)	-

1.3  Segment revenue to consolidated net income in 2023

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Total
Revenue	17,730	4,698	6,889	(12)	11,574	7,152
External purchases	(7,518)	(2,814)	(4,046)	12	(6,848)	(2,754)
Other operating income	1,214	125	302	(2)	426	101
Other operating expenses	(535)	(150)	(170)	2	(318)	(247)
Labor expenses	(3,280)	(275)	(830)	-	(1,106)	(584)
Operating taxes and levies	(765)	(125)	(100)	-	(225)	(678)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(129)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(273)	(175)	(208)	-	(384)	(199)
Impairment of right-of-use assets	-	-	(0)	-	(0)	-
Interests on debts related to financed assets (2)	(14)	-	-	-	-	-
Interests on lease liabilities (2)	(66)	(37)	(46)	-	(83)	(58)
EBITDAaL	6,364	1,246	1,791	-	3,037	2,734
Significant litigation	68	-	-	-	-	(38)
Specific labor expenses	(349)	-	-	-	-	-
Fixed assets, investments and businesses portfolio review	(1)	-	32	-	32	28
Restructuring programs costs	(4)	-	(63)	-	(63)	(4)
Acquisition and integration costs	1	(6)	(33)	-	(39)	-
Depreciation and amortization of fixed assets	(3,154)	(1,040)	(1,223)	-	(2,263)	(1,041)
Effects resulting from business combinations	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-
Impairment of fixed assets	(1)	-	(10)	-	(10)	(3)
Share of profits (losses) of associates and joint ventures	(36)	-	(8)	-	(8)	22
Elimination of interests on debts related to financed assets (2)	14	-	-	-	-	-
Elimination of interests on lease liabilities (2)	66	37	46	-	83	58
Operating Income	2,967	238	533	-	770	1,755
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (2)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income

(1)   Mobile Financial Services’ net banking income is recognized in other operating income and amounts to 149 million euros in 2023. The cost of risk is included in other operating expenses and amounts to (63) million euros in 2023.

(2)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange Business	Totem	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (1)	Eliminations telecom activities/mobile financial services	Total	Presentation adjustments (2)	Orange Consolidated Financial Statements
7,927	686	1,478	(2,416)	44,132	-	(9)	44,122	-	44,122
(4,383)	(116)	(1,943)	4,379	(19,183)	(125)	13	(19,295)	(26)	(19,322)
201	0	2,111	(3,307)	746	151	(4)	894	-	894
(601)	(1)	(29)	1,345	(388)	(60)	1	(447)	(5)	(452)
(2,229)	(17)	(1,231)	-	(8,446)	(77)	-	(8,523)	(495)	(9,018)
(65)	(7)	(51)	-	(1,790)	(7)	-	(1,797)	3	(1,794)
-	-	-	-	-	-	-	-	90	90
-	-	-	-	-	-	-	-	(456)	(456)
-	-	-	-	(129)	-	-	(129)	-	(129)
(158)	(163)	(337)	-	(1,514)	(4)	-	(1,518)	(4)	(1,522)
(1)	-	0	-	(1)	-	-	(1)	(67)	(69)
-	-	-	-	(14)	-	-	(14)	14	N/A
(10)	(11)	(29)	-	(258)	(0)	-	(258)	258	N/A
679	372	(30)	1	13,157	(122)	1	13,035	(690)	N/A
-	-	-	-	30	-	-	30	(30)	N/A
(61)	(0)	(92)	-	(502)	(1)	-	(503)	503	N/A
16	-	15	-	90	-	-	90	(90)	N/A
(210)	(4)	(119)	-	(405)	(121)	-	(526)	526	N/A
(1)	(0)	(14)	-	(53)	-	-	(53)	53	N/A
(361)	(127)	(345)	-	(7,291)	(21)	-	(7,312)	-	(7,312)
11	-	-	-	11	-	-	11	-	11
-	-	-	-	-	-	-	-	-	-
8	-	1	-	(5)	(42)	-	(47)	-	(47)
0	-	(8)	-	(29)	-	-	(29)	-	(29)
-	-	-	-	14	-	-	14	(14)	N/A
10	11	29	-	258	0	-	258	(258)	N/A
92	251	(563)	1	5,274	(306)	1	4,969	-	4,969
							(1,073)	-	(1,073)
							(14)	-	(14)
							283	-	283
							(32)	-	(32)
							(258)	-	(258)
							(112)	-	(112)
				(1,205)	(0)	(1)	(1,206)	-	(1,206)
				(871)	(0)	-	(871)	-	(871)
				3,198	(307)	0	2,892	-	2,892

1.4  Segment revenue to consolidated net income in 2022

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Total
Revenue	17,983	4,647	6,329	(14)	10,962	6,918
External purchases	(7,429)	(2,879)	(3,684)	14	(6,550)	(2,740)
Other operating income	1,229	97	270	(0)	367	69
Other operating expenses	(486)	(162)	(187)	0	(350)	(171)
Labor expenses	(3,435)	(266)	(736)	-	(1,002)	(575)
Operating taxes and levies	(834)	(140)	(101)	-	(241)	(660)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(107)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(254)	(169)	(201)	-	(371)	(194)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets (2)	(3)	-	-	-	-	-
Interests on lease liabilities (2)	(18)	(17)	(27)	-	(44)	(64)
EBITDAaL	6,645	1,111	1,662	-	2,772	2,584
Significant litigation	(3)	-	-	-	-	-
Specific labor expenses	(330)	-	0	-	0	-
Fixed assets, investments and businesses portfolio review	(0)	-	29	-	29	76
Restructuring programs costs	(18)	(8)	(14)	-	(22)	(8)
Acquisition and integration costs	-	-	(41)	-	(41)	-
Depreciation and amortization of fixed assets	(2,922)	(1,107)	(1,057)	-	(2,164)	(1,075)
Impairment of goodwill	-	-	(789)	-	(789)	-
Impairment of fixed assets	(15)	-	(3)	-	(3)	2
Share of profits (losses) of associates and joint ventures	(18)	-	(3)	-	(3)	22
Elimination of interests on debts related to financed assets (2)	3	-	-	-	-	-
Elimination of interests on lease liabilities (2)	18	17	27	-	44	64
Operating Income	3,361	12	(190)	-	(177)	1,665
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (2)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1)   Mobile Financial Services’ net banking income is recognized in other operating income and amounted to 116 million euros in 2022. The cost of risk is included in other operating expenses and amounted to (45) million euros in 2022.

(2)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange Business	Totem	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (1)	Eliminations telecom activities/mobile financial services	Total	Presentation adjustments (2)	Orange Consolidated Financial Statements
7,930	685	1,540	(2,538)	43,480	-	(9)	43,471	-	43,471
(4,240)	(131)	(1,997)	4,491	(18,594)	(129)	15	(18,707)	(24)	(18,732)
191	0	2,101	(3,331)	627	128	(10)	745	2	747
(657)	(0)	(49)	1,377	(335)	(36)	4	(367)	(47)	(413)
(2,179)	(14)	(1,255)	-	(8,461)	(76)	-	(8,537)	(383)	(8,920)
(82)	(5)	(55)	-	(1,877)	(2)	-	(1,879)	(3)	(1,882)
-	-	-	-	-	-	-	-	233	233
-	-	-	-	-	-	-	-	(125)	(125)
-	-	-	-	(107)	-	-	(107)	-	(107)
(154)	(159)	(372)	-	(1,504)	(3)	-	(1,507)	-	(1,507)
(1)	-	0	-	(1)	-	-	(1)	(52)	(54)
-	-	-	-	(3)	-	-	(3)	3	N/A
(6)	(4)	(10)	-	(144)	(0)	-	(145)	145	N/A
804	371	(96)	-	13,080	(118)	1	12,963	(251)	N/A
-	-	(6)	-	(9)	-	-	(9)	9	N/A
(35)	-	(9)	-	(373)	1	-	(372)	372	N/A
8	-	120	-	233	-	-	233	(233)	N/A
(47)	-	(89)	-	(184)	7	-	(177)	177	N/A
(1)	(1)	(33)	-	(76)	2	-	(74)	74	N/A
(398)	(122)	(311)	-	(6,992)	(44)	-	(7,035)	-	(7,035)
-	-	-	-	(789)	(28)	-	(817)	-	(817)
(20)	0	0	-	(36)	(21)	-	(56)	-	(56)
1	-	(3)	-	(2)	-	-	(2)	-	(2)
-	-	-	-	3	-	-	3	(3)	N/A
6	4	10	-	144	0	-	145	(145)	N/A
317	252	(417)	-	5,000	(200)	1	4,801	-	4,801
							(775)	-	(775)
							(3)	-	(3)
							48	-	48
							(97)	-	(97)
							(145)	-	(145)
							52	-	52
				(920)	1	(1)	(920)	-	(920)
				(1,270)	5	-	(1,265)	-	(1,265)
				2,810	(194)	0	2,617	-	2,617

1.5  Segment revenue to consolidated net income in 2021

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,092	4,720	5,870	(11)	10,579	6,381
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)	(2,502)
Other operating income	1,274	161	192	(0)	353	52
Other operating expenses	(526)	(171)	(179)	0	(350)	(243)
Labor expenses	(3,657)	(268)	(665)	-	(932)	(535)
Operating taxes and levies	(838)	(163)	(96)	-	(259)	(644)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(84)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	-	(446)	(176)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets (2)	(1)	-	-	-	-	-
Interests on lease liabilities (2)	(8)	(14)	(15)	-	(29)	(67)
EBITDAaL	6,867	1,251	1,579	-	2,830	2,265
Significant litigation	(128)	-	-	-	-	-
Specific labor expenses	(959)	-	(2)	-	(2)	-
Fixed assets, investments and businesses portfolio review	(2)	-	359	-	359	2
Restructuring programs costs	(10)	(180)	(31)	-	(211)	(41)
Acquisition and integration costs	(7)	-	(25)	-	(25)	-
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	-	(2,204)	(1,012)
Impairment of goodwill	-	(3,702)	-	-	(3,702)	-
Impairment of fixed assets	(1)	-	(13)	-	(13)	(1)
Share of profits (losses) of associates and joint ventures	(8)	-	5	-	5	10
Elimination of interests on debts related to financed assets (2)	1	-	-	-	-	-
Elimination of interests on lease liabilities (2)	8	14	15	-	29	67
Operating Income	2,653	(3,724)	791	-	(2,933)	1,291
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (2)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (2)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1)   Mobile Financial Services’ net banking income is recognized in other operating income and amounted to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounted to (46) million euros in 2021.

(2)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

Orange Business	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (1)	Eliminations telecom activities/mobile financial services	Total	Presentation adjustments (2)	Orange Consolidated Financial Statements
7,757	1,515	(1,795)	42,530	-	(7)	42,522	-	42,522
(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
173	2,096	(3,328)	620	114	(4)	730	53	783
(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
(2,119)	(1,298)	-	(8,542)	(84)	-	(8,626)	(1,291)	(9,917)
(80)	(66)	-	(1,887)	(3)	-	(1,890)	(36)	(1,926)
-	-	-	-	-	-	-	2,507	2,507
-	-	-	-	-	-	-	(331)	(331)
-	-	-	(84)	-	-	(84)	-	(84)
(147)	(407)	-	(1,478)	(3)	-	(1,481)	-	(1,481)
-	0	-	0	-	-	0	(91)	(91)
-	-	-	(1)	-	-	(1)	1	N/A
(7)	(8)	-	(119)	(0)	-	(120)	120	N/A
970	(237)	-	12,696	(131)	1	12,566	744	N/A
-	(6)	-	(134)	-	-	(134)	134	N/A
(123)	(190)	-	(1,274)	(3)	-	(1,276)	1,276	N/A
3	2,146	-	2,507	-	-	2,507	(2,507)	N/A
(5)	(145)	-	(412)	(11)	-	(422)	422	N/A
(1)	(16)	-	(49)	(2)	-	(51)	51	N/A
(378)	(335)	-	(7,038)	(36)	-	(7,074)	-	(7,074)
-	-	-	(3,702)	-	-	(3,702)	-	(3,702)
0	(2)	-	(17)	-	-	(17)	-	(17)
1	(5)	-	3	-	-	3	-	3
-	-	-	1	-	-	1	(1)	N/A
7	8	-	119	0	-	120	(120)	N/A
474	1,217	-	2,702	(182)	1	2,521	-	2,521
						(829)	-	(829)
						(1)	-	(1)
						(3)	-	(3)
						65	-	65
						(120)	-	(120)
						106	-	106
			(781)	1	(1)	(782)	-	(782)
			(963)	0	-	(962)	-	(962)
			958	(181)	0	778	-	778

1.6  Segment investments

(in millions of euros)	France	Europe
		Spain	Other European countries	Eliminations Europe	Total
December 31, 2023
eCAPEX	3,039	755	1,076	-	1,831
Elimination of proceeds from sales of property, plant and equipment and intangible assets	158	-	60	-	60
Telecommunications licenses	2	32	436	-	468
Financed assets	233	-	-	-	-
Total investments	3,432	787	1,572	-	2,359
Including other intangible assets
Including property, plant and equipment
December 31, 2022
eCAPEX	3,429	863	1,020	-	1,883
Elimination of proceeds from sales of property, plant and equipment and intangible assets	126	-	56	-	56
Telecommunications licenses	9	10	664	-	674
Financed assets	229	-	-	-	-
Total investments	3,793	873	1,739	-	2,612
Including other intangible assets
Including property, plant and equipment
December 31, 2021
eCAPEX	4,117	980	913	-	1,893
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	-	66
Telecommunications licenses	264	618	32	-	650
Financed assets	40	-	-	-	-
Total investments	4,471	1,598	1,010	-	2,609
Including other intangible assets
Including property, plant and equipment

(1)   Including investments in intangible assets and property, plant and equipment in France for 222 million euros in 2023, 209 million euros in 2022 and 206 million euros in 2021.

(2)   Including investments in intangible assets and property, plant and equipment in France for 115 million euros in 2023 and 110 million euros in 2022.

(3)   Including investments in intangible assets and property, plant and equipment in France for 238 million euros in 2023, 325 million euros in 2022 and 271 million e euros in 2021.

Africa & Middle East	Orange Business (1)	Totem (2)	International Carriers & Shared Services (3)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/bank	Orange Consolidated Financial Statements

1,248	296	144	225	-	6,783	33	-	6,815
35	19	-	20	-	292	-	-	292
251	-	-	-	-	721	-	-	721
-	-	-	-	-	233	-	-	233
1,535	315	144	245	-	8,030	33	-	8,062
								2,365
								5,698

1,271	332	142	278	-	7,335	35	-	7,371
99	11	-	55	-	347	-	-	347
377	-	-	-	-	1,060	-	-	1,060
-	-	-	-	-	229	-	-	229
1,747	344	142	333	-	8,971	35	-	9,007
								2,678
								6,329

1,064	318	N/A	243	-	7,636	24	-	7,660
5	7	N/A	36	-	163	-	-	163
12	-	N/A	-	-	926	-	-	926
-	-	N/A	-	-	40	-	-	40
1,082	325	N/A	279	-	8,766	24	-	8,789
								2,842
								5,947

1.7  Segment assets

(in millions of euros)	France	Europe
		Spain	Other European countries	Eliminations Europe	Total
December 31, 2023
Goodwill	13,176	2,734	2,558	-	5,291
Other intangible assets	4,093	1,864	2,828	-	4,691
Property, plant and equipment	17,077	3,518	5,631	-	9,149
Right-of-use assets	2,248	1,220	1,018	-	2,238
Interests in associates and joint ventures	1,035	-	339	-	339
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	8	13	38	-	51
Total non-current assets	37,637	9,348	12,411	-	21,759
Inventories	507	88	199	-	287
Trade receivables	1,807	587	1,321	2	1,910
Other customer contract assets	391	213	461	-	674
Prepaid expenses	62	374	87	-	461
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	756	20	165	-	184
Total current assets	3,522	1,282	2,233	2	3,517
Total assets	41,159	10,630	14,644	2	25,276
December 31, 2022
Goodwill	13,176	2,734	1,852	-	4,586
Other intangible assets	4,331	1,994	2,287	-	4,280
Property, plant and equipment	16,906	3,640	4,239	-	7,879
Right-of-use assets	1,946	1,035	1,023	-	2,058
Interests in associates and joint ventures	1,070	-	313	-	313
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	12	43	-	55
Total non-current assets	37,438	9,415	9,755	-	19,171
Inventories	429	73	187	-	260
Trade receivables	2,055	601	1,176	(1)	1,776
Other customer contract assets	371	174	425	-	600
Prepaid expenses	41	373	61	-	434
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	789	77	215	-	292
Total current assets	3,685	1,298	2,064	(1)	3,361
Total assets	41,123	10,714	11,819	(1)	22,532
December 31, 2021
Goodwill	14,364	3,170	2,910	-	6,079
Other intangible assets	4,543	2,259	1,727	-	3,985
Property, plant and equipment	16,975	3,834	3,967	-	7,801
Right-of-use assets	2,014	1,093	1,104	-	2,197
Interests in associates and joint ventures	1,061	-	303	-	303
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	16	15	-	31
Total non-current assets	38,966	10,372	10,025	-	20,396
Inventories	438	61	176	-	237
Trade receivables	2,125	643	1,147	1	1,791
Other customer contract assets	379	176	407	-	583
Prepaid expenses	35	417	69	-	486
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	737	72	183	-	255
Total current assets	3,713	1,368	1,982	1	3,351
Total assets	42,679	11,740	12,007	1	23,747

(1)   Including intangible and tangible assets in France for 791 million euros in 2023 and 748 million euros in 2022.

(2)   Including intangible and tangible assets in France for 548 million euros in 2023, 526 million euros in 2022 and 564 million euros in 2021.

(3)   Including intangible and tangible assets in France for 1,639 million euros in 2023, 1,746 million euros in 2022 and 1,687 million euros in 2021. Intangible assets also include the Orange brand for 3,133 million euros.

(4)   Including 1,430 million euros of current assets related to the restriction of electronic money in 2023, 1,242 million euros in 2022 and 1,028 million euros in 2021.

Africa & Middle East	Orange Business	Totem (1)	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange Consolidated Financial Statements

1,403	2,263	1,624	18	(0)	23,775	-	-	23,775
1,957	585 (2)	9	3,739 (3)	-	15,074	24	-	15,098
4,522	391 (2)	980	1,065 (3)	0	33,184	10	-	33,193
754	392	665	1,859	-	8,155	20	-	8,175
106	3	-	8	0	1,491	-	-	1,491
-	-	-	-	916	916	-	-	916
21	36	4	20	1,670	1,812	378 (5)	(27)	2,162
8,763	3,670	3,282	6,709	2,586	84,406	432	(27)	84,811
169	82	-	107	0	1,152	0	-	1,152
996	1,322	336	1,121	(1,445)	6,046	38	(71)	6,013
10	721	-	-	-	1,795	-	-	1,795
189	88	14	52	(31)	835	34	(0)	868
-	-	-	-	8,210	8,210	-	-	8,210
2,002 (4)	255	27	436	244	3,903	3,316 (6)	(16)	7,203
3,366	2,468	377	1,715	6,977	21,942	3,387	(87)	25,241
12,128	6,138	3,659	8,424	9,563	106,347	3,819	(115)	110,052

1,420	2,289	1,624	18	-	23,113	-	-	23,113
1,956	577 (2)	6	3,741 (3)	-	14,892	54	-	14,946
4,315	417 (2)	943	1,169 (3)	-	31,630	10	-	31,640
819	438	649	2,002	-	7,912	23	-	7,936
89	3	-	12	(0)	1,486	-	-	1,486
-	-	-	-	1,390	1,390	-	-	1,390
27	36	4	21	1,430	1,583	781 (5)	(27)	2,337
8,626	3,761	3,226	6,964	2,820	82,005	869	(27)	82,847
127	91	-	141	-	1,048	0	-	1,048
954	1,339	272	1,042	(1,200)	6,237	130	(62)	6,305
11	588	-	-	-	1,570	-	-	1,570
178	125	19	61	(28)	830	22	(0)	851
-	-	-	-	10,451	10,451	-	-	10,451
1,720 (4)	278	13	424	150	3,666	2,931 (6)	(18)	6,579
2,991	2,421	304	1,668	9,373	23,801	3,083	(81)	26,803
11,616	6,182	3,530	8,631	12,192	105,807	3,951	(108)	109,650

1,465	2,237	N/A	18	-	24,163	28	-	24,192
1,974	622 (2)	N/A	3,728 (3)	-	14,852	88	-	14,940
4,113	466 (2)	N/A	1,125 (3)	(0)	30,479	5	-	30,484
918	478	N/A	2,074	-	7,681	21	-	7,702
67	2	N/A	6	(0)	1,440	-	-	1,440
-	-	N/A	-	709	709	-	-	709
32	43	N/A	39	1,725	1,878	919 (5)	(27)	2,769
8,569	3,848	N/A	6,990	2,433	81,202	1,062	(27)	82,236
93	70	N/A	114	(0)	951	0	-	952
833	1,162	N/A	904	(774)	6,040	91	(103)	6,029
13	485	N/A	-	-	1,460	-	-	1,460
200	95	N/A	53	(30)	839	14	(1)	851
-	-	N/A	-	10,462	10,462	-	-	10,462
1,484 (4)	214	N/A	389	163	3,241	2,848 (6)	(9)	6,080
2,623	2,026	N/A	1,460	9,821	22,994	2,953	(113)	25,834
11,192	5,873	N/A	8,450	12,255	104,196	4,015	(140)	108,071

(5)   Including 367 million euros of non-current financial assets related to Mobile Financial Services in 2023, 772 million euros in 2022 and 900 million euros in 2021 (see Note 17.1).

(6)   Including 3,192 million euros of current financial assets related to Mobile Financial Services in 2023 (of which 604 million euros related to receivables sold by Orange Espagne), 2,747 million euros in 2022 and 2,385 million euros in 2021 (see Note 17.1).

1.8  Segment equity and liabilities

(in millions of euros)	France	Europe
		Spain	Other European countries	Eliminations Europe	Total
December 31, 2023
Equity	-	-	-	-	-
Non-current lease liabilities	2,026	1,117	847	-	1,964
Fixed assets payables	589	398	487	-	886
Non-current employee benefits	1,466	5	23	-	28
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	272	9	346	-	355
Total non-current liabilities	4,352	1,529	1,704	-	3,233
Current lease liabilities	257	199	228	-	427
Current fixed assets payables	1,168	464	468	-	932
Trade payables	2,962	883	1,068	2	1,953
Customer contracts liabilities	743	219	569	-	788
Current employee benefits	1,339	58	153	-	211
Deferred income	-	50	23	-	73
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	780	136	341	-	477
Total current liabilities	7,248	2,008	2,850	2	4,860
Total equity and liabilities	11,600	3,538	4,554	2	8,093
December 31, 2022
Equity	-	-	-	-	-
Non-current lease liabilities	1,740	961	870	-	1,831
Non-current fixed assets payables	468	429	396	-	825
Non-current employee benefits	1,522	5	18	-	23
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	347	13	247	-	259
Total non-current liabilities	4,076	1,408	1,531	-	2,939
Current lease liabilities	214	178	194	-	373
Current fixed assets payables	1,383	451	460	-	911
Trade payables	2,924	868	971	(1)	1,839
Customer contracts liabilities	830	228	513	-	740
Current employee benefits	1,243	56	125	-	181
Deferred income	-	67	20	-	86
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	763	143	269	-	412
Total current liabilities	7,357	1,992	2,552	(1)	4,542
Total equity and liabilities	11,433	3,399	4,083	(1)	7,481
December 31, 2021
Equity	-	-	-	-	-
Non-current lease liabilities	1,668	1,015	941	-	1,956
Non-current fixed assets payables	639	462	165	-	627
Non-current employee benefits	1,643	5	21	-	26
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	578	57	327	-	385
Total non-current liabilities	4,528	1,539	1,454	-	2,993
Current lease liabilities	312	193	198	-	391
Current fixed assets payables	1,402	551	450	-	1,001
Trade payables	2,804	782	992	1	1,774
Customer contracts liabilities	942	182	518	-	700
Current employee benefits	1,210	43	111	-	154
Deferred income	-	84	20	-	104
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	795	218	266	-	485
Total current liabilities	7,465	2,053	2,555	1	4,609
Total equity and liabilities	11,993	3,592	4,009	1	7,602

(1)   Including in 2023, 119 million euros of non-current financial liabilities related to Mobile Financial Services, 171 million euros in 2022 and 86 million euros in 2021 (see Note 17.1).

(2)   Including 3,074 million euros of current financial liabilities related to Mobile Financial Services in 2023, 3,034 million euros in 2022 and 3,161 million euros in 2021 (see Note 17.1).

(3)   Including 1,430 million euros of current liabilities related to the restriction of electronic money in 2023, 1,242 million euros in 2022 and 1,028 million euros in 2021.

Africa & Middle East	Orange Business	Totem	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange Consolidated Financial Statements

-	-	-	-	36,040	36,040	(941)	-	35,098
675	285	490	1,641	-	7,081	18	-	7,099
133	-	-	-	-	1,608	-	-	1,608
98	229	3	721	0	2,545	7	-	2,551
-	-	-	-	30,741	30,741	-	-	30,741
121	27	140	46	1,247	2,207	248 (1)	(27)	2,428
1,027	540	633	2,409	31,987	44,181	273	(27)	44,427
163	128	139	351	-	1,464	4	-	1,469
657	52	23	92	(0)	2,923	3	-	2,926
1,472	936	305	883	(1,445)	7,065	48	(71)	7,042
87	929	10	191	(31)	2,716	1	(0)	2,717
103	504	5	450	(0)	2,612	20	-	2,632
39	10	-	9	(0)	132	2	-	135
-	-	-	-	5,498	5,498	-	(7)	5,490
2,279 (3)	495	11	575	(900)	3,716	4,409 (2)	(9)	8,116
4,800	3,053	494	2,551	3,121	26,126	4,487	(87)	30,526
5,827	3,593	1,126	4,960	71,148	106,347	3,819	(115)	110,052

-	-	-	-	35,589	35,589	(633)	-	34,956
691	320	476	1,820	-	6,879	23	-	6,901
188	-	-	-	-	1,480	-	-	1,480
89	242	2	682	0	2,560	7	-	2,567
-	-	-	-	32,265	32,265	-	-	32,265
96	16	115	43	1,235	2,112	172 (1)	(27)	2,257
1,064	579	593	2,545	33,500	45,296	202	(27)	45,471
209	134	142	433	-	1,504	4	-	1,509
589	68	9	134	(0)	3,094	6	-	3,101
1,307	909	256	942	(1,200)	6,976	153	(62)	7,067
93	750	9	184	(27)	2,580	-	(0)	2,579
88	455	6	421	-	2,394	24	-	2,418
40	8	-	10	(0)	145	5	(0)	149
-	-	-	-	4,759	4,759	-	(6)	4,753
2,031 (3)	311	11	572	(630)	3,470	4,190 (2)	(12)	7,647
4,358	2,636	432	2,696	2,901	24,922	4,382	(81)	29,223
5,422	3,215	1,026	5,240	71,989	105,807	3,951	(108)	109,650

-	-	N/A	-	35,806	35,806	(445)	-	35,361
805	378	N/A	1,863	-	6,669	27	-	6,696
104	-	N/A	-	-	1,370	-	-	1,370
80	277	N/A	760	(0)	2,787	11	-	2,798
-	-	N/A	-	32,083	32,083	-	-	32,083
74	20	N/A	52	1,312	2,421	93 (1)	(27)	2,487
1,063	676	N/A	2,675	33,395	45,330	131	(27)	45,434
181	106	N/A	375	-	1,364	4	-	1,369
543	58	N/A	107	(0)	3,110	1	-	3,111
1,139	771	N/A	969	(774)	6,684	157	(103)	6,738
130	599	N/A	170	(28)	2,513	-	(1)	2,512
82	446	N/A	395	(0)	2,289	27	-	2,316
31	35	N/A	9	(2)	176	3	(0)	180
-	-	N/A	-	3,549	3,549	-	(4)	3,545
1,833 (3)	278	N/A	570	(587)	3,374	4,136 (2)	(5)	7,505
3,939	2,294	N/A	2,595	2,158	23,060	4,329	(113)	27,276
5,002	2,970	N/A	5,270	71,360	104,196	4,015	(140)	108,071

1.9  Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

(in millions of euros)	2023
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange Consoli- dated Financial Statements
Operating activities
Consolidated net income	3,198	(307)	(0)	2,892
Non-monetary items and reclassified items for presentation	12,755	216	1	12,971
Changes in working capital and operating banking activities	319	(327)	(0)	(8)
Decrease (increase) in inventories, gross	(84)	0	-	(84)
Decrease (increase) in trade receivables, gross	341	92	9	441
Increase (decrease) in trade payables	18	(109)	(9)	(100)
Changes in other customer contract assets and liabilities	(102)	(0)	(0)	(103)
Changes in other assets and liabilities	147	(310)	-	(163)
Other net cash out	(3,792)	(8)	(1)	(3,801)
Operating taxes and levies paid	(1,671)	(9)	-	(1,680)
Dividends received	44	-	-	44
Interest paid and interest rates effects on derivatives, net	(1,036) (1)	1	(1)	(1,035)
Income tax paid	(1,128)	(1)	-	(1,129)
Net cash provided by operating activities (a)	12,480 (2)	(426)	-	12,054
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,594)	(36)	-	(7,630)
Purchases of property, plant and equipment and intangible assets	(7,797)	(33)	-	(7,829)
Increase (decrease) in fixed assets payables	(129)	(3)	-	(133)
Investing donations received in advance	16	-	-	16
Sales of property, plant and equipment and intangible assets	316	-	-	316
Cash paid for investment securities, net of cash acquired	(1,416)	-	-	(1,416)
Investments in associates and joint ventures	(38)	-	-	(38)
Purchases of equity securities measured at fair value	(46)	(0)	-	(46)
Proceeds from sales of investment securities, net of cash transferred	34	-	-	34
Other proceeds from sales of investment securities at fair value	3	-	-	3
Other decrease (increase) in securities and other financial assets	1,760	324	1	2,085
Net cash used in investing activities (b)	(7,297)	288	1	(7,008)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,442	-	-	1,442
Medium and long-term debt redemptions and repayments	(2,595) (4)	-	-	(2,595)
Increase (decrease) of bank overdrafts and short-term borrowings	164	(107)	(1)	56
Decrease (increase) of cash collateral deposits	(470)	4	-	(466)
Exchange rates effects on derivatives, net	5	-	-	5
Other cash flows
Repayments of lease liabilities	(1,652)	(4)	-	(1,657)
Subordinated notes issuances (purchases) and other related fees	177	-	-	177
Coupon on subordinated notes	(177)	-	-	(177)
Proceeds (purchases) from treasury shares	(15)	-	-	(15)
Capital increase (decrease) - non-controlling interests	2	-	-	2
Capital increase (decrease) - telecom activities/mobile financial services (5)	(200)	200	-	-
Changes in ownership interests with no gain/loss of control	(9)	-	-	(9)
Dividends paid to owners of the parent company	(1,862)	-	-	(1,862)
Dividends paid to non-controlling interests	(368)	-	-	(368)
Net cash used in financing activities (c)	(5,557)	93	(1)	(5,465)
Cash change in cash and cash equivalents (a) + (b) + (c)	(374)	(45)	-	(419)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	5,846	158	-	6,004
Cash change in cash and cash equivalents	(374)	(45)	-	(419)
Non-cash change in cash and cash equivalents (6)	32	-	-	32
Cash and cash equivalents in the closing balance	5,504	113	-	5,618

(in millions of euros)	2022
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange Consoli- dated Financial Statements
Operating activities
Consolidated net income	2,810	(194)	(0)	2,617
Non-monetary items and reclassified items for presentation	13,283	14	1	13,298
Changes in working capital and operating banking activities	(284)	(508)	1	(792)
Decrease (increase) in inventories, gross	(108)	(0)	-	(108)
Decrease (increase) in trade receivables, gross	(209)	(39)	(41)	(289)
Increase (decrease) in trade payables	260	(4)	41	297
Changes in other customer contract assets and liabilities	(26)	-	1	(26)
Changes in other assets and liabilities	(201)	(465)	-	(666)
Other net cash out	(3,889)	1	(1)	(3,889)
Operating taxes and levies paid	(1,907)	1	-	(1,906)
Dividends received	13	-	-	13
Interest paid and interest rates effects on derivatives, net	(962) (1)	0	(1)	(963)
Income tax paid	(1,033)	(0)	-	(1,033)
Net cash provided by operating activities (a)	11,921 (2)	(686)	-	11,235
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,251)	(31)	-	(8,282)
Purchases of property, plant and equipment and intangible assets	(8,742)	(35)	-	(8,777)
Increase (decrease) in fixed assets payables	165	5	-	170
Investing donations received in advance	1	-	-	1
Sales of property, plant and equipment and intangible assets	324	-	-	324
Cash paid for investment securities, net of cash acquired	(57)	(0)	-	(58)
Investments in associates and joint ventures	(10)	-	-	(10)
Purchases of equity securities measured at fair value	(34)	-	-	(34)
Proceeds from sales of investment securities, net of cash transferred	12	-	-	12
Other proceeds from sales of investment securities at fair value	5	-	-	5
Other decrease (increase) in securities and other financial assets	(2,289)	206	2	(2,081)
Net cash used in investing activities (b)	(10,625)	175	2	(10,448)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,809	-	-	1,809
Medium and long-term debt redemptions and repayments	(1,088) (4)	-	-	(1,088)
Increase (decrease) of bank overdrafts and short-term borrowings	(367)	(32)	(2)	(400)
Decrease (increase) of cash collateral deposits	673	99	-	771
Exchange rates effects on derivatives, net	(91)	-	-	(91)
Other cash flows
Repayments of lease liabilities	(1,514)	(4)	-	(1,519)
Subordinated notes issuances (purchases) and other related fees	(451)	-	-	(451)
Coupon on subordinated notes	(213)	-	-	(213)
Proceeds (purchases) from treasury shares	14	-	-	14
Capital increase (decrease) - non-controlling interests	0	0	-	0
Capital increase (decrease) - telecom activities/mobile financial services (5)	(173)	173	-	-
Changes in ownership interests with no gain/loss of control	(11)	-	-	(11)
Dividends paid to owners of the parent company	(1,861)	-	-	(1,861)
Dividends paid to non-controlling interests	(304)	-	-	(304)
Net cash used in financing activities (c)	(3,577)	236	(2)	(3,343)
Cash change in cash and cash equivalents (a) + (b) + (c)	(2,281)	(275)	-	(2,556)
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	8,188	433	-	8,621
Cash change in cash and cash equivalents	(2,281)	(275)	-	(2,556)
Non-cash change in cash and cash equivalents (6)	(61)	-	-	(61)
Cash and cash equivalents in the closing balance	5,846	158	-	6,004

(in millions of euros)	2021
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange Consoli- dated Financial Statements
Operating activities
Consolidated net income	958	(181)	0	778
Non-monetary items and reclassified items for presentation	14,504	86	1	14,592
Changes in working capital and operating banking activities	119	(297)	0	(178)
Decrease (increase) in inventories, gross	(126)	(0)	-	(126)
Decrease (increase) in trade receivables, gross	37	(21)	47	64
Increase (decrease) in trade payables	47	37	(47)	36
Changes in other customer contract assets and liabilities	140	-	0	140
Changes in other assets and liabilities	21	(313)	-	(292)
Other net cash out	(3,947)	(8)	(1)	(3,956)
Operating taxes and levies paid	(1,874)	(6)	-	(1,880)
Dividends received	12	-	-	12
Interest paid and interest rates effects on derivatives, net	(1,130) (1)	(3)	(1)	(1,134)
Income tax paid	(955)	1	-	(954)
Net cash provided by operating activities (a)	11,636 (2)	(399)	-	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,557)	(23)	-	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)	(24)	-	(8,749)
Increase (decrease) in fixed assets payables	(73)	1	-	(72)
Investing donations received in advance	24	-	-	24
Sales of property, plant and equipment and intangible assets	217	-	-	217
Cash paid for investment securities, net of cash acquired	(210)	(1)	-	(211)
Investments in associates and joint ventures	(3)	-	-	(3)
Purchases of equity securities measured at fair value	(75)	(0)	-	(76)
Proceeds from sales of investment securities, net of cash transferred	891	-	-	891
Other proceeds from sales of investment securities at fair value	95	-	-	95
Other decrease (increase) in securities and other financial assets	1,632	274	2	1,908
Net cash used in investing activities (b)	(6,227)	249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523	27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572) (4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148	(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973	15	-	988
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Repayments of lease liabilities	(1,621)	(4)	-	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)	-	-	(311)
Coupon on subordinated notes	(238)	-	-	(238)
Proceeds (purchases) from treasury shares	(199)	-	-	(199)
Capital increase (decrease) - non-controlling interests	1	4	-	5
Capital increase (decrease) - telecom activities/mobile financial services (5)	(317)	317	-	-
Changes in ownership interests with no gain/loss of control	(403)	-	-	(403)
Dividends paid to owners of the parent company	(2,127)	-	-	(2,127)
Dividends paid to non-controlling interests	(218)	-	-	(218)
Net cash used in financing activities (c)	(5,160)	328	(2)	(4,834)
Cash change in cash and cash equivalents (a) + (b) + (c)	249	177	(0)	427
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance	7,891	254	-	8,145
Cash change in cash and cash equivalents	249	177	(0)	427
Non-cash change in cash and cash equivalents (6)	48	2	-	50
Cash and cash equivalents in the closing balance	8,188	433	-	8,621

(1)   Including interests paid on lease liabilities for (247) million euros in 2023, (141) million euros in 2022 and (119) million euros in 2021 and interests paid on debt related to financed assets for (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

(2)   Including significant litigation paid and received for (23) million euros in 2023, (20) million euros in 2022 and (306) million euros in 2021.

(3)   Including telecommunication licenses paid for (521) million euros in 2023, (981) million euros in 2022 and (717) million euros in 2021.

(4)   Including repayment of debt related to financed assets for (117) million euros in 2023, (97) million euros in 2022 and (80) million euros in 2021.

(5)   Including Orange Bank’s share capital invested by Orange group for 200 million euros in 2023, 150 million euros in 2022 and 300 million euros in 2021.

(6)   Of which effect of exchange rates changes and other non-monetary effects.

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	2023	2022	2021
Net cash provided by operating activities (telecom activities)	12,480	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)	(8,557)
Repayment of lease liabilities	(1,652)	(1,514)	(1,621)
Repayment of debt related to financed assets	(117)	(97)	(80)
Elimination of telecommunication licenses paid	521	981	717
Elimination of significant litigation paid (and received)	23	20	306
Organic cash flow from telecom activities	3,661	3,058	2,401

The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and free cash flow all-in from telecom activities.

(in millions of euros)	2023	2022	2021
Net cash provided by operating activities (telecom activities) (1)	12,480	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(7,594)	(8,251)	(8,557)
o/w telecommunication licenses paid	(521)	(981)	(717)
Repayment of lease liabilities	(1,652)	(1,514)	(1,621)
Repayment of debt related to financed assets	(117)	(97)	(80)
Payment of coupons on subordinated notes (2)	(177)	(213)	(238)
Free cash flow all-in from telecom activities	2,940	1,845	1,140

(1)   The net cash provided by operating activities of telecom activities includes significant litigation paid for (23) million euros in 2023 ((20) million euros in 2022 and (306) million euros in 2021).

(2)   See Note 15.4.

1.10      Definition of operating segments and performance indicators

Accounting policies

Segment information

Decisions regarding the allocation of resources and the assessment of the performance of Orange (hereinafter referred to as "the Group") are made by the Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−    France (excluding Orange Business);

−    Spain and each of the Other European countries (including the Poland, Belgium and Luxembourg business segments and each of the Central European countries). The Europe aggregate thus includes all the business segments in this region;

−    the Sonatel sub-group (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire sub-group (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa & Middle East. The Africa & Middle East aggregate thus presents all the business segments in this region;

−    Orange Business, which combines communication solutions and services as well as integration and information technology services for businesses in France and around the world (including the cybersecurity activity);

−    Totem, which combines the activities of the European TowerCo and operates a portfolio of some 27,000 tower sites in France and Spain;

−    International Carriers & Shared Services (IC&SS) activities, which includes certain resources, mainly in the areas of networks, information systems, Research and Development and other shared Group activities, as well as the Orange brand;

−    Mobile Financial Services, which includes Orange Bank.

The use of shared resources, mainly provided by International Carriers & Shared Services, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in the other income of the service provider, and the use of these resources is included in the expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results presented from one fiscal year to another.

Operating performance indicators

EBITDAaL and eCAPEX are the key operating performance indicators used by the Group to:

−    manage and assess its operating and segment results; and

−    implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

EBITDAaL relates to operating income before depreciation and amortization of fixed assets, effects resulting from takeovers, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interest on lease liabilities and on debt relating to financed assets, adjusted for:

−    significant litigation effects;

−    specific labor expenses;

−    review of fixed assets, investments and business portfolio;

−    restructuring programs costs;

−    acquisition and integration costs;

−    where appropriate, other specific items.

This measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

−    significant litigation: significant litigation expenses relate to risk reassessments regarding various disputes. The associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occur over a different period from the activities at the source of the litigation. Costs are by nature difficult to predict in terms of their source, amount and period;

−    specific labor expenses: irrespective of any departure plans included in restructuring programs costs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

−    review of fixed assets, investments and business portfolio: the Group conducts an ongoing review of its fixed assets, investments and business portfolio. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

−    restructuring programs costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

−    acquisition and integration costs: the Group incurs costs directly related to the acquisition of entities and their integration in the months following their acquisition. These are primarily fees, registration costs and earn-outs;

−    where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or cash flows provided by operating activities.

eCAPEX relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets. It is used internally as an indicator to allocate resources. eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash flows provided by telecom activities minus (i) repayment of lease liabilities and debt related to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and significant litigation paid (and received). Organic cash flow is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

The Group uses free cash flow all-in from telecom activities as an operating performance measure for telecom activities as a whole. Free cash flow all-in from telecom activities relate to net cash provided by telecom activities minus (i) repayment of lease liabilities and debt relating to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, and (iii) payments of coupons on subordinated notes. Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

Assets and liabilities

Inter-segment assets and liabilities are reported in each business segment.

Non-allocated assets and liabilities of telecom activities mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities and equity. Financial debt and investments between these segments are presented as unallocated items.

For Mobile Financial Services, the line "Other" includes the assets and liabilities listed above as well as loans and receivables and payables related to Mobile Financial Services transactions.

The other accounting policies are presented within each note to which they refer.

Note 2        Description of business and basis of preparation of the Consolidated Financial Statements

2.1  Description of business

Orange provides B2C and B2B customers and other telecommunication operators with a wide range of connectivity services, including fixed telephony, mobile telecommunication, data transmission and other value-added services, including Mobile Financial Services. In addition to its role as a supplier of connectivity, the Group provides enterprise services, primarily solutions in the fields of digital work, security and improving business line processes.

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

2.2  Basis of preparation of the financial statements

The Consolidated Financial Statements were approved by the Board of Directors at its meeting of February 14, 2024 and will be submitted for approval by the Shareholders’ Meeting on May 22, 2024.

The 2023 Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures are presented for 2022 and 2021 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group’s financial statements. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2023 financial data are based on:

−    all the standards and interpretations endorsed by the European Union that were compulsory at December 31, 2023;

−    the options taken relating to the date and methods of first-time adoption (see 2.3 below);

−    the recognition and measurement options allowed under IFRS:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories according to the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net cash provided by operating activities
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or according to the portion of the identifiable net assets of the acquired entity

−    accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of Consolidated Financial Statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests: change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, the Group’s management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−    present a true and fair view of the Group’s financial position, financial performance and cash flows;

−    reflect the economic substance of transactions;

−    are neutral;

−    are prepared on a prudent basis; and

−    are complete in all material respects.

2.3  New standards and interpretations applied from January 1, 2023

Only the amendments of the standards applicable to the Group whose effective date is January 1, 2023 are described below.

2.3.1      Amendment to IAS 1: Disclosure of accounting policies

The amendment to the standard indicates that an entity must now disclose their material accounting policies rather than their significant accounting policies. This amendment only marginally changes the information provided by the Group in its notes to the annual Consolidated Financial Statements.

2.3.2      Amendment to IAS 8: Definition of accounting estimates

The amendment to the standard revised the definition of accounting estimates without changing the concept. The implementation of this amendment has had no impact on the Group’s Consolidated Financial Statements and should only marginally change the information provided by the Group in its notes to the annual Consolidated Financial Statements.

2.3.3      Amendment to IAS 12: Deferred tax related to assets and liabilities acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible and taxable temporary differences of identical amounts.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right-of-use asset are recognized under IFRS 16 at the inception of a lease. The Group’s accounting policies were already aligned with the proposals of the amendment.

2.3.4      Amendment to IAS 12: International tax reform - Pillar Two model rules

Amendments have been made to IAS 12 in response to the OECD’s "Pillar Two" reform of international taxation, which mainly aims to establish a minimum tax rate of 15%, to be applied in France from the 2024 fiscal year.

This amendment includes:

−    a temporary, mandatory exception for the recognition of deferred tax resulting from the implementation of this Pillar Two reform; and

−    various disclosures to be made prior to the implementation of this reform in order to inform users of the financial statements of the Group’s exposure to the consequences of its implementation.

The Group has launched a working group to identify the consequences and organize the processes needed to comply with this tax reform. Given the current progress of the work done by the Group and the regulations of the countries in which the Group operates, the financial consequences are expected to be limited (see Note 10.4).

2.3.5      IFRS 17 and amendments to IFRS 9: Insurance Contracts

The Group is not subject to the provisions of the new IFRS 17 on the recognition and measurement of insurance contracts. The amendments to IFRS 9 propose provisions enabling the disclosure of comparative information to companies adopting IFRS 17 for the first time.

2.4  Standards and interpretations compulsory after December 31, 2023 with no early adoption

2.4.1      Amendment to IAS 21: Lack of exchangeability

IAS 21 has been amended to specify how to assess whether a currency is exchangeable or not and how to determine the exchange rate when it is not. As the Group does not operate in countries with non-exchangeable currencies, the implementation of this amendment is not expected to have any impact. The date of entry into force of this amendment is January 1, 2025.

2.4.2      Amendment to IAS 7 and IFRS 7: Reverse factoring - Supplier finance arrangements

The amendment to the two standards is added to the list of disclosures, with a specific focus on reverse factoring transactions. This amendment should only marginally change the information provided by the Group in its notes to the Consolidated Financial Statements, as such factoring transactions are already described in the Group’s notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1, 2024.

2.4.3      Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard sets out new provisions for assessing the presentation of a liability in the balance sheet at the reporting date, based on conditions that might make the liability payable within the 12 months following the reporting date. This amendment is not expected to have any impact on the Group’s Consolidated Financial Statements and is only expected to marginally change the information provided by the Group in its notes to the Consolidated Financial Statements. The date of entry into force of this amendment is January 1, 2024.

2.4.4      Amendment to IFRS 16: Lease liability in a sale and leaseback

The amendment clarifies the accounting treatment of changes in the lease liability arising from the sale of an asset followed by the leaseback of the asset at variable rents. This amendment does not change the initial accounting treatment of the lease liability, but specifies that in the event of subsequent changes in rents, the difference between the rent actually paid and the reduction in the liability is recognized in the income statement. The Group does not expect the implementation of this amendment to have a significant impact, as sale and leaseback transactions are not common within the Group. The provisions of this amendment will apply as of January 1, 2024.

2.5  Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of fixed assets	X	X
8.4	Other intangible assets	X	X
8.5	Property, plant and equipment	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Related-party transactions	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X
20	Scope		X

(1)   See Notes 2.5.1 and 2.5.2.

2.5.1      Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 3 and 20	Control

Exercise of judgment in certain circumstances with respect to the existence or not of control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Sales	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 18	Purchases and other expenses, tax and litigation

Litigation (including tax disputes and audits): measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Note 5	Purchases and other expenses	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 9	Leases

Determination of the non-cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 13 and 15	Financial assets, liabilities and financial results (telecom activities) Equity	Distinguishing equity and debt: assessing specific contractual clauses

2.5.2      Use of estimates

In preparing the Group’s financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2023 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Notes 4, 14 and 17	Sales	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 18	Risk of resources outflow linked to litigation (including tax disputes and audits) Onerous contracts	Underlying assumptions of the assessment of legal and tax positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, property, plant and equipment and intangible assets interests in associates and joint ventures)

Sensitivity to the discount rate, perpetual growth rate and business plan assumptions affecting expected cash flows (revenue, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the time frame for recovering deferred tax assets when a tax entity returns to profit or when tax legislation limits the use of tax loss carryforwards
Note 8	Fixed assets

Assessing the useful life of assets based on changes in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Site dismantling and restoration provisions: dismantling time frame, discount rate, expected cost

Note 9	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease Determination of the term of certain leases
Note 6.2	Employee benefits	Sensitivity to discount rates
Notes 14 and 17	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, assessment of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 14).

2.5.3      Consideration of climate change risks

Natural disasters and other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange group’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g. floods, storms and heat waves) continue to increase, which could aggravate claims and increase the related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Orange group and thus affect its financial position and outlook.

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Group’s commitment to be Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group’s activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will require the Group to better assess the risks to which it is exposed. The Group has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2023, the Group has not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

2.5.4      Changes in the macroeconomic environment

The judgment and estimates made by the Group also take into account the volatility of certain data linked to the complexity of the current macroeconomic context, and the Group has paid particular attention to:

−    possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

−    consequences of changes in market data on the valuation of certain Group assets and liabilities;

−    changes to the list of countries whose economies are suffering from hyperinflation and the materiality of the restatements required by IAS 29;

−    price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Note 3        Gains and losses on disposal and main changes in scope of consolidation

3.1  Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	Note	2023	2022	2021
Gains (losses) on disposal of fixed assets	8.1	91	159	52
Gains (losses) on disposal of investments and activities	3.2	(1)	74	2,455 (1)
Gain (losses) on disposal of fixed assets, investments and activities		90	233	2,507

(1)   Includes gains arising from the loss of exclusive control on Orange Concessions for 2,124 million euros and on the FiberCo in Poland for 340 million euros.

3.2  Main changes in the scope of consolidation

Changes in the scope of consolidation during 2023

Takeover of VOO in Belgium

On June 2, 2023, Orange Belgium finalized the acquisition from Nethys of 75% of the capital minus one share of VOO for 1,369 million euros. VOO’s contribution is consolidated in the Group’s financial statements from this date.

This transaction is intended to support Orange Belgium’s national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO’s MVNO business to the Orange Belgium network.

At the end of the transaction, Nethys retains a minority interest in VOO and now has protective rights to ensure the completion of the industrial and social project.

A put option granted by Orange to Nethys on its stake in VOO, exercisable until June 2026, led to the recognition of a current financial liability of 279 million euros at the acquisition date, corresponding to the fair value of equity attributable to minority interests.

The transaction also gives Nethys the option of converting its stake in VOO into Orange Belgium shares until June 2025. If necessary, Nethys has a put option granted by Orange on these shares, exercisable until June 2026.

The Board of Directors of Nethys has announced its intention to convert its stake into Orange Belgium shares. This transaction is currently being analyzed by a committee of independent directors of Orange Belgium and remains subject to the opinion of the Board of Directors and the approval of the General Assembly of Orange Belgium.

Following this process, Nethys could obtain an 11% stake in Orange Belgium and retain, once in the capital of Orange Belgium, the governance rights associated with its stake in VOO.

(in millions of euros)	At acquisition date
Acquisition cost, net of transaction costs	1,369
Transaction costs	24
Cash acquired	(19)
Cash paid for investment securities, net of cash acquired	1,373

In accordance with IFRS 3 - Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was completed in the 2023 fiscal year. The purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 75% share	1,369
Fair value of the non-controlling interests	279
Acquisition cost (a)	1,648
Net book value acquired before purchase price allocation	760
Effects of fair value measurement:
Tangible assets	152
Customer relationship	114
Trademark	16
Other intangibles	(11)
Net deferred tax	(68)
Net asset remeasured at fair value (b)	964
Goodwill (a) - (b)	684

Liability guarantees, which are customary in this type of transaction, were also granted to Orange (see Note 16.2 Consolidation scope Commitments).

Below is VOO’s contribution to the Group’s consolidated statement of financial position at the acquisition date:

(in millions of euros)	2023
Assets
Goodwill	684
Other intangible assets	166
Property, plant and equipment	1,132
Right-of-use assets	30
Other	8
Total non-current assets	2,020
Inventories	24
Trade receivables	86
Cash and cash equivalents	19
Other	58
Total current assets	187
Total assets	2,207

(in millions of euros)	2023
Equity and liabilities
Total equity	1,648
Non-current financial liabilities	86
Non-current lease liabilities	30
Deferred tax liabilities	56
Other	43
Total non-current liabilities	214
Current financial liabilities	119
Trade payables	145
Operating taxes and levies payables	31
Current taxes payables	18
Other	32
Total current liabilities	345
Total equity and liabilities	2,207

The contribution of VOO and its subsidiaries to the Group’s consolidated income statement at December 31, 2023, since its acquisition on June 2, 2023, is shown below:

(in millions of euros)	2023
Revenue	300
Operating income	(18)
Finance costs, net	(6)
Income taxes	5
Consolidated net income	(19)

Ongoing transactions at December 31, 2023

Decision of the European Commission expected by the end of February 2024 on the consolidation of the activities of Orange and MásMóvil in Spain

On July 23, 2022, Orange and MásMóvil have signed a binding agreement relating to the combination of their activities in Spain (excluding Totem Spain and MásMóvil Portugal). This business combination will take the form of a 50-50 joint venture, co-controlled by the Orange group and the shareholder of MásMóvil. The Orange group would then lose exclusive control over its activities in Spain, and the joint venture would be consolidated using the equity method in the Orange group’s Consolidated Financial Statements.

At the reporting date, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities and to the relevant and/or contractual conditions precedent.

In view of the progress of the transaction and the need to obtain the green light from the relevant antitrust and administrative authorities, the Group considers that IFRS 5 criteria relating to measurement and presentation of operations held for sale are not met at December 31, 2023.

The European Commission, after conducting a preliminary investigation (Phase I), has launched a thorough investigation (Phase II) which is expected to return on February 22, 2024.

Agreement signed for the sale of Orange’s OCS and Orange Studio shares to the Canal+ Group

On January 9, 2023, Orange and the Canal+ Group announced the signature of a memorandum of understanding anticipating the sale to the Canal+ Group of all capital held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

At December 31, 2023, completion of the transaction remains subject to the approval of the competent administrative, regulatory and antitrust authorities and to the relevant and/or contractual conditions precedent.

On January 12, 2024, the French Competition Authority granted conditional authorization for the transaction to go ahead (see Note 19 Subsequents events).

Agreement signed for the merger of Orange Romania Communications into Orange Romania

On September 30, 2021, Orange Romania completed for an amount of 296 million euros the acquisition of a 54% majority block in the capital of Telekom Romania Communications, since renamed Orange Romania Communications, and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile. As of the completion of this transaction, Orange Romania Communications is jointly owned by Orange (54%) and the Romanian government (46%).

On December 6, 2023, an agreement was signed with the Romanian state defining the main principles of the merger of Orange Romania Communications into Orange Romania and the entry of the Romanian state into the capital of Orange Romania.

The signing of this agreement has no impact on the Consolidated Financial Statements at December 31, 2023. The merger is expected to be completed in the first half of 2024.

Other ongoing projects in 2023

Conclusions from the Orange Bank strategic review and exclusive negotiations entered into with BNP Paribas

On June 28, 2023, the Orange group announced that it was entering into exclusive negotiations with BNP Paribas to define a referral partnership for the Orange Bank customer portfolio in France, and to develop financing solutions for mobile devices. The two groups are also discussing the terms of a takeover of Orange Bank’s business in Spain. This partnership will provide a continuity solution for Orange Bank customers and is in line with the intention to progressively withdraw Orange Bank from the retail banking market in France and Spain.

Changes in the scope of consolidation during 2022

Merger by incorporation of Deezer by the SPAC I2PO and initial public offering of the global music streaming platform

On April 19, 2022, I2PO, a SPAC (Special Purpose Acquisition Company) publicly traded since July 2021, and Deezer (the global music and audio streaming platform) announced that they had reached a definitive agreement for a business combination.

On July 4, 2022, Deezer’s shareholders contributed their shares to the SPAC in exchange for newly issued shares of the latter. A capital increase was carried out at the same time.

The merged entity, renamed Deezer, was floated on the stock exchange on July 5, 2022, and is now listed on the professional compartment of the Euronext Paris regulated market. Before the initial public offering, the transaction valued Deezer’s shares at 1.05 billion euros.

Prior to the transaction, the Group held an equity interest of 10.42% in Deezer and exercised a significant influence over the entity due to its presence on the Board of Directors.

After the transaction, Orange holds 8.13% of the new entity and no longer exercises a significant influence. Pursuant to IAS 28 and IFRS 9, the transaction entailed the disposal of all of Deezer’s interests in associates and joint ventures and the purchase at fair value of 9,061,723 shares in the new entity. Orange also purchased 500,000 additional shares by participating in the capital increase that followed the merger.

The Deezer shares had been fully impaired in the Group’s financial statements and the fair value of the I2PO shares was calculated on the basis of the price proposed for the initial public offering of July 5, 2022, i.e. 8.50 euros per share.

This transaction thus resulted in the Orange group recognizing a gain on disposal of 77 million euros in the income statement for the second half-year.

The shares of the new entity are presented in the balance sheet as investment securities at fair value through other comprehensive income.

Changes in the scope of consolidation during 2021

Disposal of 50% of the capital of Orange Concessions

On November 3, 2021, after receiving final approvals from the antitrust and local authorities, the Orange group sold a 50% stake in Orange Concessions to the HIN consortium (bringing together La Banque des Territoires, CNP Assurances and EDF Invest) for an amount of 1,053 million euros, resulting in the loss of Orange’s exclusive control over this entity and its subsidiaries.

The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of the years 2026 to 2027. Guarantees, which are customary in this type of transaction, have also been granted (see Note 16 Contractual obligations and off-balance sheet commitments).

As part of the transaction, 43 million euros was also received as compensation for a shareholder loan between Orange and Orange Concessions that existed prior to the disposal date. In addition, in November 2021, Orange Concessions repaid approximately 620 million euros of loans contracted, before the transaction date, with Orange SA following the issuance of bank loans by Orange Concessions.

Following this transaction, Orange Concessions is 50% owned by Orange and 50% owned by the consortium, which have joint control over this entity, which combines 24 subsidiaries that hold Public Initiative Networks (PIN) contracts with local authorities in mainland France and the French overseas territories.

This investment has been accounted for using the equity method since November 3, 2021. The fair value of the remaining stake retained by the Orange group (corresponding to 50% of the capital of Orange Concessions) amounted to 1,053 million euros at the transaction date (see Note 11 Interests in associates and joint ventures).

This transaction was reflected in the Group’s consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions’ shares to the Consortium	1,053
Remeasurement at fair value of remaining interests held by Orange	1,053
Fair Value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a) + (b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions’ shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94
Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

Disposal of 50% of a subsidiary of Orange Polska in the context of the creation of a FiberCo in Poland

On August 31, 2021, Orange Polska and the APG Group finalized a share sale agreement under which the Group sold a 50% stake in Światlowód Inwestycje Sp. z o.o., Orange Polska’s wholly owned "FiberCo" entity, whose scope of activity includes building fiber infrastructure and offering wholesale access services to other operators.

The net tax gain associated with the loss of control in the FiberCo, recognized in the consolidated income statement, amounted to 310 million euros and breaks down as follows:

(in millions of euros)	At disposal date
Sale price of 50% of FiberCo’s shares sold to APG Group	292
Reameasurement at fair value of remaining interests hold by Orange Polska	292
Fair value of the FiberCo shares at the disposal date (a)	584
Net book value and transaction costs related to sale of the FiberCo (b)	(244)
Gain resulting from the loss of control on the FiberCo (a) + (b)	340
Tax cost related to sale of the shares	(30)
Net gain resulting from the loss of exclusive control on FiberCo	310

The sale price of the shares sold amounts to 292 million euros, of which 202 million euros was received in cash and 90 million euros to be received during the fiscal years 2022 through 2026, subject to compliance with the FiberCo entity’s network deployment schedule.

Below are the effects of the disposal of FiberCo’s shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	297
Tangible assets	87
Operating taxes assets and tax receivable	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

−    an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026;

−    a call option for an additional stake of approximately 1% in Światlowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

As of August 31, 2021, Światlowód Inwestycje became a jointly controlled entity with the APG Group accounted for using the equity method (see Note 11 Interests in associates and joint ventures).

Completion of the purchase price allocation for Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority block in Telekom Romania Communications and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros. This transaction aims to accelerate Orange Romania’s ambitions to become a major convergent operator for customers in the Romanian market.

In accordance with standard practice in this type of transaction, the amount paid by Orange Romania was subject to price adjustments in the months following the transaction.

(in millions of euros)	At acquisition date
Acquisition cost	296
Acquisition cost adjustment	(11)
Cash acquired	(90)
Cash paid for investment securities, net of cash acquired	195

In accordance with IFRS 3 - Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was finalized in the 2022 fiscal year. The final purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share (1)	285
Fair value of the non-controlling interests	245
Acquisition price (a)	530
Net book value acquired	261
Effects of fair value measurement:
Tangible assets (2)	261
Customer relationship	29
Other intangibles	2
Other	(3)
Net deferred tax	(20)
Net asset remeasured at fair value (b)	530
Badwill/Goodwill (a) - (b)	-

(1)   The amount paid by Orange Romania as of September 30, 2021 had been subject to price adjustments in the months following the transaction.

(2)   The fair value measurement of property, plant and equipment mainly relates to land and buildings.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange (see Note 16.2 Consolidation scope Commitments).

Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer for 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to April 23, 2021 and then voluntarily reopened from April 28, 2021 to May 4, 2021, under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounted to 316 million euros. This share offer did not change the Orange group’s p-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the Consolidated Financial Statements, this transaction resulted in an effect of (316) million euros on equity (including (172) million euros relating to the portion attributable to owners of the parent company and (144) million euros relating to the portion attributable to minority shareholders).

The cash paid out to acquire these minority interests in Orange has been presented in the financing flows in the statement of cash flows.

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

−    power over the investee; and

−    exposure, or rights, to variable returns from its involvement with the investee; and

−    the ability to use its power over the investee to affect the amount of its returns.

IFRS 10 requires the exercise of judgment and continuous assessment of the control situation.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 20, which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date are taken into account.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

−    the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of a contingent consideration are accounted for either through profit or loss or in equity, in accordance with the applicable standards, facts and circumstances;

−    goodwill is the difference between the consideration transferred, plus the non-controlling interests and the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair value measurements of the identifiable assets mainly relate to licenses, customer bases and brands (which cannot be capitalized when developed in-house), generating associated deferred tax. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases);

−    when the consideration transferred, plus the non-controlling interests, is less than the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, a badwill is recognized as income for the period in the income statement on the line "Effects resulting from business combination".

For each takeover involving an equity investment below 100%, the fraction of the interest not acquired (non-controlling interests) is measured:

−    either at its fair value, in which case goodwill is recognized for the portion relating to non-controlling interests;

−    or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the portion acquired.

Costs directly attributable to the acquisition are recognized directly in operating expenses in the period in which they are incurred.

When a takeover is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss. When the previous portion was measured at fair value through other comprehensive income, the remeasurement was recognized in other comprehensive income.

Loss of exclusive control resulting from the partial disposal of consolidated shares

A loss of exclusive control by the Group over one of its subsidiaries results in the recognition in profit or loss of a capital gain or loss on the disposal, and in the remeasurement at fair value of the residual interest retained in accordance with the requirements of IFRS 10 applicable in the event of a loss of control.

Loss of significant influence or joint control leading to the discontinuation of the equity method while retaining a residual interest

A loss of significant influence or joint control by the Group over one of its associates or joint ventures while retaining a residual interest results in the recognition in profit or loss of a capital gain or loss on the disposal of the shares sold, and, in accordance with the provisions of IAS 28, the remeasurement at fair value of the residual interest retained. The fair value of the retained interest constitutes the entry value of the financial asset within the scope of IFRS 9.

Internal transfer of consolidated shares

The IFRS do not address the accounting treatment of a transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

−    the transferred shares are carried at historical cost and the gain or loss on disposal is fully eliminated in the acquirer’s accounts;

−    the non-controlling interests are adjusted to reflect the change in their share in equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

−    the management is committed to a plan to sell;

−    the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

−    the disposal is highly likely to take place within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entity concerned on a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale is a major component of a business segment, its contribution to the income statement is presented separately below "net income from continuing operations" and its cash flow contribution is presented in the statement of cash flows.

Note 4        Sales

4.1  Revenue

Revenue is presented by category and segment in Note 1. The breakdown of revenue by type is as follows:

−    Convergent services: these include revenue from convergent services in the B2C market (combined Internet + Mobile offers);

−    Mobile-only services: mobile-only services revenue includes call revenues (voice, SMS and data), mainly outgoing, excluding convergent services (see below);

−    Fixed-only services: revenue from fixed-only services includes revenue from retail sales of fixed broadband and narrowband services, excluding convergent services (see below) and B2B fixed solutions and networks services, including voice and data services;

−    IT & Integration Services: these services include unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), application services (customer relations management and other application services), security services, video conferencing offers and equipment sales related to the above products and services;

−    Services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international roaming), from Mobile Virtual Network Operators (MVNO), from network sharing and from equipment sales to operators;

−    Equipment sales: equipment sales include all sales of equipment (handsets, broadband equipment, connected devices and accessories) with the exception of equipment sales related to IT & Integration Services (presented on the "IT & Integration Services" line), sales of network equipment related to the operation of voice and data services in the Orange Business segment (presented on the "Fixed-only services" line), equipment sales to external distributors or brokers (presented on the "Other revenues" line) and equipment sales to operators;

−    other revenues: these revenues include, in particular, equipment sales to external distributors and brokers, revenue from portals, online advertising and the Group’s cross-functional activities and miscellaneous other revenues.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from Contracts with Customers." Orange’s products and services are offered to customers under services-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

−    Standalone service offers (mobile-only services, fixed-only services, convergent services)

Orange offers its B2C and B2B customers a range of fixed and mobile telephony services, fixed and mobile Internet access offers and content offers (TV, video, media, value-added audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

For some content services, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third party.

Contracts with customers generally do not include a material right, as the price invoiced for subscriptions and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. There is no significant impact from contract modification for this type of service contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses relating to commercial discounts (initial discount on signing the contract or conditional on reaching a consumption threshold) or items provided free of charge (for example: a free three-month subscription), the Group spreads these discounts or free items over the term of the contract (the period during which the Group and the customer have firm commitments). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line basis over the contract term. One of the main applications of this method is the initial service connection in the context of a subscription and communication offer. It is not generally separable from the subscription and communication offer and its invoicing is therefore recognized in income over the average term of the expected contractual relationship.

−    Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile devices): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in installments over a period of up to 24 months. Where payment is received in installments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in finance costs, net.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sale proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

−    Bundled equipment and service offers

Orange proposes numerous offers to its B2C and B2B customers comprising equipment (e.g. a mobile device) and services (e.g. a talk & text plan).

Equipment revenue is recognized separately from service revenue if the two components are distinct (i.e. if the customer can receive one or other of the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice. The amount allocated to equipment sales is recognized under revenue on delivery in exchange for a contract asset, spread over the term of the service contract.

The provision of a Livebox® (proprietary Internet box) is neither a separate component of the Internet access service offer nor a lease, as Orange maintains control of the box.

−    Services including both a build and run phase

For B2B customers, some contracts have two phases: build and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the build phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset being built, then revenues for this phase are recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification and its impact on the contract price in order to determine whether the modification should be treated as a separate contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

−    Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with wholesale customers for domestic wholesale activities or international carrier offers:

−    "pay-as-you-go" model: contract generally applied to "legacy" regulated activities (bitstream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which relates to transfer of control) over the contractual term;

−    "send-or-pay" model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (mobile virtual network operator), IDD (international direct dialing) or hubbing (call free floating) contracts. The relevant revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

−    mix model: hybrid contract combining the "pay-as-you-go" and "send-or-pay" models, comprising a fixed entry fee paid by the customer providing access to preferential pricing conditions for a given volume ("send-or-pay" component). In addition to this entry fee, an amount is invoiced based on traffic consumption ("pay-as-you-go" component). The amount invoiced for the entry fee included in this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Current agreements between major transit carriers are not invoiced or cross-invoiced ("free peering") and are therefore not recognized in revenue.

−    Quality of service commitment clause

The contracts entered into by the Group and its customers include service level commitments regarding the processing of orders, delivery and after-sales support (delivery time, performance, recovery time). If the Group fails to comply with one of these commitments, it then compensates the customer, usually in the form of a price reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

−    Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the Public Initiative Networks implemented in France to roll out fiber optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 "Service Concession Arrangements." When the Group builds a network, construction revenue is recognized in consideration of a right to receive compensation from either a public entity or users of the public service. This right is accounted for as:

−    an intangible asset for the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure and is amortized over the term of the contract; and/or

−    a financial receivable for the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

−    Lease agreements

Orange’s lease revenue is related either to its regulatory obligations to lease technical sites to its competitors, to the supply of equipment in certain contracts with B2B customers, or to the granting of rights of use meeting the criteria for leasing network equipment, i.e. occasional leases of surplus space in certain buildings to third parties.

Lease revenue is recognized on a straight-line basis over the contract term, except for certain equipment leases to B2B customers, which are classified as finance leases; in such cases the equipment is considered sold on credit.

4.2  Other operating income

(in millions of euros)	2023	2022	2021
Net banking income (NBI)	156	124	119
Income from customer collection	87	91	89
Site rentals and franchises income	38	34	87
Tax credits and subsidies	47	48	44
Income from universal service	6	3	4
Other income	560	447	441
Total	894	747	783

Net banking income (NBI) represents the net balance between income from banking operations (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid on loans, commissions paid and other bank operating expenses). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Income from customer collection mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as losses.

Other income predominantly comprises re-invoicing of network sharing costs, income received from litigation and income relating to line damage.

4.3  Trade receivables

(in millions of euros)	2023	2022	2021
Gross book value of trade receivables	7,070	7,301	7,041
Allowances on trade receivables	(1,058)	(996)	(1,012)
Net book value of trade receivables	6,013	6,305	6,029

(in millions of euros)	2023	2022	2021
Net book value of trade receivables - in the opening balance	6,305	6,029	5,620
Business related variations	(379)	299	(53)
Changes in the scope of consolidation (1)	96	(3)	389
Translation adjustment	(2)	(76)	36
Reclassifications and other items	(7)	56	36
Net book value of trade receivables - in the closing balance	6,013	6,305	6,029

(1)   In 2023, changes in the scope of consolidation mainly include the acquisition of VOO for 86 million euros.

In 2021, changes in the scope of consolidation included the externalization of Orange SA’s trade receivables from concession contracts resulting from the loss of exclusive control on Orange Concessions for 288 million euros and the acquisition of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The amount received for the receivables disposed of was around 806 million euros in 2023, 640 million euros in 2022, 740 million euros in 2021 and mainly relates to Spain, Poland, Romania and France.

Since 2020, Orange Espagne has implemented a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Espagne (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Net trade receivables, depreciated according to their age	1,440	1,191	1,204
Net trade receivables, depreciated according to other criteria	383	324	422
Net trade receivables past due	1,823	1,515	1,627
Net trade receivables not past due (1)	4,190	4,790	4,402
Net trade receivables	6,013	6,305	6,029
o/w short-term trade receivables	5,681	6,022	5,793
o/w long-term trade receivables (2)	332	283	236

(1)   Not past due receivables are presented net of the balance of expected losses on trade receivables, which amount to (43) million euros at December 31, 2023, (46) million euros at December 31, 2022 and (54) million euros at December 31, 2021.

(2)   Includes receivables from sales of handsets with installments that are payable in more than 12 months and receivables from equipment financial lease offers for business.

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

The Group has assessed the risk of non-recovery of trade receivables at December 31, 2023 and has recognized impairment and losses on trade receivables in the income statement for an amount of (218) million euros over the period.

For Mobile Financial Services, the bank credit risk is described in Note 17.2.1.

The table below provides an analysis of the change in allowances on trade receivables in the statement of financial position:

(in millions of euros)	2023	2022	2021
Allowances on trade receivables - in the opening balance	(996)	(1,012)	(983)
Net addition with impact on income statement	(218)	(208)	(212)
Losses on trade receivables	280	218	283
Changes in the scope of consolidation (1)	(126)	(6)	(91)
Translation adjustment	4	16	(7)
Reclassifications and other items	(2)	(4)	(1)
Allowances on trade receivables - in the closing balance	(1,058)	(996)	(1,012)

(1)   Changes in the scope of consolidation mainly include the acquisition of VOO for (124) million euros in 2023 and the acquisition of Telekom Romania Communications for (89) million euros in 2021.

Accounting policies

Trade receivables are mainly short-term with no stated interest rate and are measured in the statement of financial position at the par value of the receivable, in accordance with IFRS 15. Those trade receivables which include deferred payment terms over 12 or 24 months for customers buying a mobile phone are discounted and classified as current items in the statement of financial position. Receivables from B2B equipment finance leases are recognized as current operating receivables because they are acquired in the normal course of business.

In order to meet the requirements of IFRS 9, the impairment of trade receivables is based on three methods:

−    a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogeneous group of receivables with similar credit characteristics because they belong to a customer category (B2C, professionals);

−    a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (aging of late payment, other balances with the counterparty, rating from independent agencies, geographical area). This method is mainly used for carrier customers (national and international), administrations and public authorities, as well as for businesses services key accounts;

−    a provisioning method based on expected loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the p-existing provisioning system, the Group applies a simplified approach of early impairment at the time the asset is recognized. The rate applied depends on the maximum revenue non-recoverability rate.

Recognition of impairment losses for a group of receivables is the step preceding identification of impairment losses on individual receivables. As soon as information is available (customers in bankruptcy or subject to court-ordered liquidation), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of non-recourse programs. When they are assigned to consolidated securitization mutual funds, they remain on the statement of financial position. Other disposals to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

4.4  Customer contract net assets and liabilities

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Customer contract net assets (1)	786	733	740
Costs to fulfill a contract	687	539	426
Costs of obtaining a contract	322	298	294
Total customer contract net assets	1,795	1,570	1,460
Prepaid telephone cards	(170)	(175)	(186)
Connection fees	(436)	(507)	(563)
Loyalty programs	(10)	(31)	(29)
Other deferred revenue (2)	(2,082)	(1,847)	(1,717)
Other customer contract liabilities	(19)	(19)	(17)
Total deferred revenue related to customer contracts	(2,717)	(2,579)	(2,512)
Total customer contract net assets and liabilities	(922)	(1,009)	(1,052)

(1)   Assets net of performance obligations.

(2)   Includes in particular subscriptions. The change in Other deferred revenue is detailed below.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling contracts in the statement of financial position.

(in millions of euros)	2023	2022	2021
Customer contract net assets - in the opening balance	733	740	709
Business related variations (1)	39	(1)	30
Changes in the scope of consolidation (2)	14	-	4
Translation adjustment	2	(1)	0
Reclassifications and other items	(2)	(6)	(3)
Customer contract net assets - in the closing balance	786	733	740

(1)   Mainly includes new contract assets net of related liabilities, transfers of net contract assets directly to trade receivables and impairment in the period.

(2)   In 2023, the change in scope of consolidation is mainly related to the acquisition of VOO (see Note 3.2).

(in millions of euros)	2023	2022	2021
Costs of obtaining a contract - in the opening balance	298	294	262
Business related variations	15	6	20
Changes in the scope of consolidation	-	(0)	12
Translation adjustment	9	(2)	(1)
Reclassifications and other items	-	-	-
Costs of obtaining a contract - in the closing balance	322	298	294

(in millions of euros)	2023	2022	2021
Costs to fulfill a contract - in the opening balance	539	426	265
Business related variations	118	122	31
Changes in the scope of consolidation	28	-	-
Translation adjustment	(1)	(5)	11
Reclassifications and other items	3	(4)	118
Costs to fulfill a contract - in the closing balance	687	539	426

Below is presented the change in deferred income related to customer contracts (prepaid telephone cards, connection fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2023	2022	2021
Deferred revenue related to customer contracts - in the opening balance	2,579	2,512	1,984
Business related variations	72	101	220
Changes in the scope of consolidation (1)	39	1	183
Translation adjustment	24	(23)	13
Reclassifications and other items	2	(13)	112
Deferred revenue related to customer contracts - in the closing balance	2,717	2,579	2,512

(1)   In 2021, changes in the scope of consolidation mainly concerned prepayment of services for the construction of the network of FiberCo in Poland to Orange Polska and the acquisition of Telekom Romania Communications.

Accounting policies

Customer contract net assets and liabilities

The timing of income recognition may differ from the timing of customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been provided.

In contrast, contract assets mainly refer to amounts allocated under IFRS 15 as consideration for goods or services provided to customers, but for which the right to collect payment is contingent on the provision of other services or goods under the same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile telecommunication services for a fixed period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for the telecommunication service to the supply of the mobile phone. The excess amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, including to cover the risk of impairment loss should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and received for goods or services not yet provided, for example for subscriptions payable in advance or prepaid contracts (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

Costs of obtaining a contract

Where a telecommunication service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each subscription or invoice-indexed commission. Where the Group considers that these commissions are incremental and would not have been paid in the absence of the customer contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining a contract as an expense at the time they are incurred, if the amortization period of the asset that the Group would recognize for them does not exceed one year.

The costs of obtaining fixed-period mobile services contracts are capitalized and expensed on a pro rata basis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed services contracts for a p-determined term for B2C market customers are expensed on a pro rata basis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they are directly related to a contract, are capitalized and expensed on a pro rata basis over the enforceable period of the contract.

At Group level, these costs mainly concern contracts for B2B customers, with, for example, design, installation, connection and migration costs that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying value of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services yet to be incurred, the excess amount is similarly immediately expensed.
The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2023. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2023
Less than one year	6,975
Between 1 and 2 years	2,761
Between 2 and 3 years	852
Between 3 and 4 years	344
Between 4 and 5 years	144
More than 5 years	168
Total remaining performance obligations	11,242

Accounting policies

Unfulfilled performance obligations

During allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with B2B and operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

4.5  Other assets

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Orange Money - restriction of electronic money (1)	1,430	1,242	1,030
Submarine cable consortiums (1)	272	230	194
Advances and downpayments	191	177	147
Security deposits paid	108	96	105
Other	578	688	654
Total	2,579	2,433	2,130

(1)   These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).

(in millions of euros)	2023	2022	2021
Other assets - in the opening balance	2,433	2,130	1,837
Business related variations (1)	174	304	236
Changes in the scope of consolidation	11	5	24
Translation adjustment	(10)	(17)	28
Reclassifications and other items	(29)	11	5
Other assets - in the closing balance	2,579	2,433	2,130
o/w other non-current assets	192	216	254
o/w other current assets	2,388	2,217	1,875

(1)   Including the restriction of electronic money related to Orange Money for 199 million euros.

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

−    assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

−    UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

Note 5        Purchases and other expenses

5.1  External purchases

(in millions of euros)	2023	2022	2021
Commercial, equipment expenses and content rights	(8,163)	(7,772)	(7,385)
o/w costs of terminals and other equipment sold	(4,830)	(4,459)	(4,234)
o/w advertising, promotional, sponsoring and rebranding costs	(784)	(804)	(783)
Service fees and inter-operator costs	(3,972)	(4,251)	(4,349)
o/w interconnexion costs	(2,359)	(2,703)	(2,956)
Other network expenses, IT expenses	(3,928)	(3,590)	(3,530)
Other external purchases	(3,259)	(3,119)	(2,709)
o/w building cost for resale	(1,170)	(1,236)	(1,047)
o/w overhead	(1,292)	(1,172)	(1,044)
o/w rental expenses	(111)	(134)	(147)
Total external purchases (1)	(19,322)	(18,732)	(17,973)

(1)   Energy purchases, mainly comprising electricity, represent (1,017) million euros in 2023, (798) million euros in 2022 and (579) million euros in 2021.

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

Since the application of IFRS 16, on January 1, 2019, lease expenses have included rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2  Other operating expenses

(in millions of euros)	2023	2022	2021
Litigation (1)	(41)	(50)	(218)
Allowances and losses on trade receivables - telecom activities	(218)	(206)	(213)
Cost of bank credit risk	(64)	(49)	(48)
Expenses from universal service	(26)	(28)	(22)
Operating foreign exchange gains (losses)	(18)	(23)	(20)
Acquisition and integration costs	(28)	(40)	(14)
Other expenses	(55)	(17)	(165)
Total other operating expenses	(452)	(413)	(700)

(1)   See Note 18.

Allowances and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 17.2.1).

Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2023	2022	2021
Provisions for litigation - in the opening balance	387	405	525
Additions with impact on income statement	49	26	162
Reversals with impact on income statement (1)	(132)	(12)	(10)
Discounting with impact on income statement	0	1	0
Utilizations without impact on income statement (2)	(24)	(34)	(317)
Changes in consolidation scope	2	2	(0)
Translation adjustment	1	0	1
Reclassifications and other items	1	(0)	44
Provisions for litigation - in the closing balance	283	387	405
o/w non-current provisions	40	47	51
o/w current provisions	244	340	353

(1)   Mainly corresponds to the provision reversal of (97) million euros for the Digicel litigation after a favorable decision by the French Supreme Court in 2023 (see Note 18).

(2)   Corresponded mainly to the conviction for anti-competitive practices in the "enterprise" market segment in 2021 (see Note 18).

The Group’s significant litigation are described in Note 18.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 18.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation toward a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Acquisition and integration costs

Acquisition and integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new employees, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.3  Restructuring costs

(in millions of euros)	2023	2022	2021
Departure plans (1)	(355)	(54)	(241)
Lease property restructuring	(18)	(21)	(6)
Distribution channels	(3)	(12)	(22)
Other (2)	(80)	(38)	(63)
Total restructuring costs	(456)	(125)	(331)

(1)   In 2023, mainly relates to the costs and provisions associated with the departure plans at Orange Business for 180 million euros (of which 141 million euros in France for around 650 jobs) and Orange Bank for around 600 jobs for 122 million euros.

In 2022, mainly related to the Equant departure plan for around 300 people.

In 2021, mainly related to departure plans at Orange Polska, for around 1,400 people, and Orange Espagne, for around 400 people.

(2)   In 2023, includes 35 million euros of costs related to the discontinuation of the commercialization of products and services as part of the Orange Business restructuring plan.

Orange Business restructuring plan in France

Orange Business has presented the operational implementation of its strategic priorities within the framework of the strategic plan Lead the future. This plan carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes. The plan includes the discontinuation of the commercialization of around 150 products and services and the elimination of around 650 jobs in France, on a voluntary basis. As a result, restructuring costs (including provisions corresponding to the best estimate to date of the costs of the plan) were recognized at December 31, 2023, for 176 million euros.

End of Orange Bank activities

On June 28, 2023, the Orange group announced its intention to withdraw from retail banking in France and Spain, as well as the launch of discussions with BNP Paribas with a view to providing Orange Bank customers with a dedicated offering, customer journey and support. Since then, Orange Bank has embarked on negotiations with employee representatives to initiate a departure plan (around 600 jobs in France). At December 31, 2023, this plan is still being negotiated. A restructuring provision totalling 122 million euros was recognized at December 31, 2023, corresponding to the best estimate to date of the costs of the plan.

Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2023	2022	2021
Restructuring provisions - in the opening balance	162	185	117
Additions with impact on income statement (1)	393	98	277
Reversals with impact on income statement	(26)	(26)	(17)
Discounting with impact on income statement	(1)	(5)	(1)
Utilizations without impact on income statement	(54)	(90)	(191)
Changes in consolidation scope	0	-	-
Translation adjustment	1	(1)	(0)
Reclassifications and other items	0	0	(1)
Restructuring provisions - in the closing balance	477	162	185
o/w non-current provisions	196	43	61
o/w current provisions	281	119	124

(1)   In 2023, mainly relates to provisions of 173 million euros for the Orange Business departure plans (including 134 million euros in France) and 122 million euros for the Orange Bank departure plan.

In 2022, related to provisions of 30 million euros for the Equant departure plans.

In 2021, related to provisions of 155 million euros for the departure plans in Spain.

Accounting policies

Restructuring costs

The adaptation of the Group’s activities to changes in the environment may generate costs related to the discontinuation or major transformation of an activity. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

−    employee departure plans;

−    termination of contracts linked to a fundamental reorganization of the activity (compensation paid to suppliers to terminate contracts, etc.);

−    cost of vacant buildings (outside the scope of IFRS 16);

−    fundamental transformation plans for communication network infrastructures;

−    onerous contracts related to the termination or fundamental reorganization of business: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments toward the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

5.4  Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Handset inventories (1)	787	629	593
Other products/services sold	96	125	77
Available broadcasting rights	80	102	102
Other supplies	265	258	242
Gross value	1,228	1,114	1,015
Depreciation	(76)	(67)	(64)
Net book value of equipment inventories and broadcasting rights	1,152	1,048	952

(1)   Of which inventories treated as consignment with distributors amounting to 47 million euros at December 31, 2023, 42 million euros at December 31, 2022 and 68 million euros at December 31, 2021.

(in millions of euros)	2023	2022	2021
Net balance of inventories - in the opening balance	1,048	952	814
Business related variations	77	104	125
Changes in the scope of consolidation (1)	25	3	9
Translation adjustment	2	(4)	3
Reclassifications and other items	0	(6)	(1)
Net balance of inventories - in the closing balance	1,152	1,048	952

(1)   In 2023, this mainly relates to the acquisition of VOO (see Note 3.2).

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net carrying value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5  Prepaid expenses

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Prepaid external purchases	800	780	611
Other prepaid operating expenses	68	72	240
Total	868	851	851

(in millions of euros)	2023	2022	2021
Prepaid expenses - in the opening balance	851	851	850
Business related variations	19	57	5
Changes in the scope of consolidation	16	0	0
Translation adjustment	(27)	(49)	10
Reclassifications and other items	10	(8)	(13)
Prepaid expenses - in the closing balance	868	851	851

5.6  Trade payables (goods and services)

(in millions of euros)	2023	2022	2021
Trade payables - in the opening balance	7,067	6,738	6,475
Business related variations	(124)	297	41
Changes in the scope of consolidation (1)	126	9	125
Translation adjustment	(36)	(71)	47
Reclassifications and other items	10	95	49
Trade payables - in the closing balance	7,042	7,067	6,738
o/w trade payables from telecom activities	7,031	6,951	6,652
o/w trade payables from Mobile Financial Services	11	116	86

(1)   Including 123 million euros related to the acquisition of VOO in 2023 and 108 million euros related to the acquisition of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirement at the end of the period, amounted to approximately 354 million euros at December 31, 2023, 377 million euros at December 31, 2022, and 460 million euros at December 31, 2021.

Accounting policies

Trade payables resulting from commercial transactions and settled in the normal operating cycle are classified as current items. They include payables that the supplier may have assigned, with or without notification, to financial institutions as part of direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to have the characteristics of trade payables, in particular due to the ongoing commercial relationship, the payment schedules ultimately consistent with the operating cycle of a telecommunication operator, in particular for the purchase of primary infrastructure, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

5.7  Other liabilities

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Orange Money - units in circulation (1)	1,430	1,242	1,030
Provisions for litigation (2)	283	387	405
Submarine cable consortium (1)	272	230	191
Security deposits received	103	111	128
Cable network access fees (URI)	14	25	38
Other	976	806	852
Total	3,078	2,802	2,644
o/w other non-current liabilities	299	276	306
o/w other current liabilities	2,779	2,526	2,338

(1)   These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).

(2)   See Note 5.2.

(in millions of euros)	2023	2022	2021
Other liabilities - in the opening balance	2,802	2,644	2,574
Business related variations	176	129	54
Changes in the scope of consolidation (1)	63	6	9
Translation adjustment	(13)	(0)	29
Reclassifications and other items	52	23	(22)
Other liabilities - in the closing balance	3,078	2,802	2,644

(1)   Including 41 million euros related to the acquisition of VOO in 2023 (see Note 3.2).

Note 6        Employee benefits

6.1  Labor expenses

(in millions of euros)	Note	2023	2022	2021
Average number of employees (full-time equivalents) (1)		127,109	130,307	132,002
Wages and employee benefit expenses		(8,863)	(8,754)	(9,587)
o/w wages and salaries		(6,343)	(6,328)	(6,232)
o/w social security charges		(2,083)	(2,132)	(2,148)
o/w French part-time for seniors plans	6.2	(364)	(313)	(1,209)
o/w capitalized costs (2)		788	818	849
o/w other labor expenses (3)		(860)	(799)	(847)
Employee profit sharing		(134)	(149)	(145)
Share-based compensation (4)	6.3	(21)	(16)	(185)
o/w free share award plans		(21)	(16)	(13)
o/w employee shareholding plan Together 2021		-	-	(172)
Total in operating income		(9,018)	(8,920)	(9,917)
Net interest on the net defined liability in finance costs		(86)	(13)	(10)
Actuarial (gains)/losses in other comprehensive income		(96)	176	59
Total in comprehensive income		(9,200)	(8,756)	(9,867)

(1)   Of whom 25% were Orange SA’s civil servants at December 31, 2023 (compared with 28% at December 31, 2022 and 31% at December 31, 2021).

(2)   Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).

(3)   Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans (TPS)).

(4)   Includes social security contributions of (2) million euros in 2023, (1) million euros in 2022 and (13) million euros in 2021, whose counterpart on the balance sheet is not presented in equity.

6.2  Employee benefits

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Post-employment benefits (1)	837	739	881
Other long-term benefits	2,389	2,358	2,318
o/w French part-time for seniors plans	1,711	1,753	1,720
Provisions for employment termination benefits	2	1	2
Other employee-related payables and payroll taxes due	1,923	1,857	1,862
Provisions for social risks and litigation	32	29	50
Total	5,183	4,985	5,113
o/w non-current employee benefits	2,551	2,567	2,798
o/w current employee benefits	2,632	2,418	2,316

(1)   Does not include defined contribution plans.

The accrued post-employment and other long-term benefits are presented below. These are estimated based on Group headcounts at December 31, 2023, including vested and unvested rights at December 31, 2023, but which the Group estimates will be vested by approximately 2050:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2024	2025	2026	2027	2028	2029 and beyond
Post-employment benefits	88	53	58	88	111	2,701
Other long-term benefits (1)	626	562	453	324	132	30
o/w French part-time for seniors plans	534	478	392	282	120	20
Total	714	614	510	411	243	2,732

(1)   Provisions for Time Savings Account (Compte Epargne Temps (CET)) and long-term sick leave and long-term leave not included.

6.2.1      Effect of French pension reform

In France, the pension reform law, gradually raising the legal retirement age to 64, was enacted on April 14, 2023.

The effects of this reform have been recognized in the income statement as a plan amendment and break down as follows:

−    an additional provision of (241) million euros was recognized for the French part-time for seniors plans (Temps Partiel Senior (TPS)) signed in 2018 and 2021. These agreements provided for the extension of the measures in the event of pension reform for the employees concerned;

−    a provision reversal of 22 million euros was recognized on capital-based or annuity-based defined-benefit plans.

6.2.2      Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

−    with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law no. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (667) million euros in 2023 (compared with (691) million euros in 2022 and (727) million euros in 2021);

−    the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 215 million euros in 2023 and a plan for senior managers in France for 187 million euros in 2023. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to vesting;

−    the Group is also committed to capital-based defined-benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (643 million euros for Orange SA, i.e. 79% of the capital-based plans) and for civil servants (13 million euros, i.e. 2% of capital-based plans);

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (Temps Partiel Senior (TPS)) detailed below.

French part-time for seniors plans

The French part-time for seniors plans (TPS) are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 (before the application of the 2023 pension reform) and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    base compensation of between 65% and 80% of a full-time job;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

−    and a minimum compensation level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (Compte Epargne Temps (CET)) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

As part of the intergenerational agreement renegotiations, a French part-time for seniors (TPS) plan was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros at December 31, 2021.

At December 31, 2023, the number of employees who are participating in the French part-time for seniors plans (TPS), and thus included in the provision, is approximately 9,150 employees.

6.2.3      Key assumptions used to calculate obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans (TPS) had been sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries ultimately made between the different plans proposed. At December 31, 2023, with sign-ups to the 2018 and 2021 French part-time for seniors plans (TPS) no longer possible, the sensitivity to the sign-up rate was not presented.

The discount rates used for the French entities (which accounts for 95% of Orange’s pension and other long-term employee benefit obligations at December 31, 2023) are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
More than 10 years	3.25% to 4.20%	3.75% to 3.85%	0.80% to 1.05%
Less than 10 years	3.20% to 4.15% (1)	3.20% to 3.75%	- 0.15% to 0.40%

(1)   Rates of 3.45% and 3.20%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (TPS) (compared with 3.40% and 3.55% at December 31, 2022 and - 0.15% at December 31, 2021).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3% used) up to 5%.

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of a change in the key assumption would be as follows:

(1)   Including (16) and 16 million euros for the French part-time for seniors plans (TPS) (short-term duration).

6.2.4      Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	401	710	2	1,753	605	3,471	3,740	2,812
Service cost	0	38	0	29	140	208	131	1,379 (4)
Plan amendment (1)	(0)	(23)	(0)	241	1	219	-	-
Net interest on the defined benefit liability	16	31	0	53	1	101	19	15
Actuarial losses/(gains) arising from changes of assumptions	(2)	57	(0)	13	0	68	(490)	(5)
o/w arising from change in discount rate	3	39	(0)	10	(0)	52	(495) (2)	(76)
Actuarial losses/(gains) arising from experience (3)	8	32	-	79	0	120	459	(47)
Benefits paid	(21)	(36)	(0)	(459)	(71)	(587)	(374)	(439)
Translation adjustment and others	4	20	-	2	(0)	26	(14)	25
Total benefit obligations in the closing balance (a)	405	828	2	1,711	678	3,625	3,471	3,740
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	405	41	-	-	-	446	419	571
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	(0)	788	2	1,711	678	3,179	3,052	3,169
Weighted average duration of the plans (in years)	8	11	15	2	2	4	4	6

(1)   Mainly includes the effect of the French pension reform enacted on April 14,2023.

(2)   Including (352) million euros in France and (130) million euros in the United Kingdom related to the increase in discount rates in 2022.

(3)   In 2023, actuarial gains and losses were primarily related to experience effects and mainly included the effect of salary revaluations.

In 2022, actuarial gains related to experience effects mainly took into account an increase in the number of sign-ups for the French part-time for seniors plans (TPS), and particularly the plan signed in 2021.

In 2021, actuarial gains related to experience effects took into account a slowdown in the number of sign-ups for the French part-time for seniors plans (TPS).

(4)   Including 1,225 million euros related to the French part-time for seniors plan (TPS) signed in December 2021.

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	373	1	-	-	-	373	541	474
Net interest on the defined benefit liability	16	0	-	-	-	16	7	4
(Gains)/Losses arising from experience	(0)	(0)	-	-	-	(0)	(154)	40
Employer contributions	9	1	-	-	-	10	11	20
Benefits paid by the fund	(18)	(0)	-	-	-	(19)	(18)	(20)
Translation adjustment and other	4	15	-	-	-	19	(13)	23
Fair value of plan assets in the closing balance (b)	383	16	-	-	-	399	373	541

Funded annuity-based plans represent 12% of Group social commitments.

The funded annuity-based plans are primarily located in the United Kingdom (51%) and France (43%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to any asset capping adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	28	709	2	1,753	605	3,097	3,199	2,337
Net expense for the period	1	46	0	415	143	605	443	1,356
of which plan amendment (1)	0	22	0	(241)	(1)	(220)	-	-
Employer contributions	(9)	(1)	-	-	-	(10)	(11)	(20)
Benefits directly paid by the employer	(3)	(36)	(0)	(459)	(71)	(568)	(355)	(419)
Actuarial (gains)/losses generated during the year through other comprehensive income	6	91	(0)	-	-	96	(176)	(59)
Other	0	2	-	2	(0)	5	(2)	3
Employee benefits in the closing balance - Net position (a) - (b)	22	812	2	1,711	678	3,226	3,097	3,199
o/w non-current	21	746	2	1,177	672	2,618	2,605	2,799
o/w current	2	66	0	534	6	608	492	400

(1)   Mainly includes the effect of the French pension reform enacted on April 14, 2023.

The following table details the net expense:

(in millions of euros)	Post-employment benefits			Long-term benefits		2023	2022	2021
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(0)	(37)	(0)	(29)	(140)	(207)	(131)	(1,379) (1)
Plan amendment (2)	0	22	0	(241)	(1)	(220)	-	-
Net interest on the net defined benefit liability	(1)	(31)	(0)	(53)	(1)	(86)	(12)	(10)
Actuarial gains/(losses)	-	(0)	-	(92)	(1)	(93)	(299)	33
Total	(1)	(46)	(0)	(415)	(144)	(606)	(443)	(1,356)
o/w expenses in operating income	0	(16)	0	(362)	(143)	(521)	(430)	(1,346)
o/w net interest on the net defined liability in finance cost	(1)	(31)	(0)	(53)	(1)	(86)	(12)	(10)

(1)   Including (1,225) million euros related to the French part-time for seniors plan (TPS) signed on December 17, 2021.

(2)   Mainly includes the effect of the French pension reform enacted on April 14, 2023.

Accounting policies

Post-employment benefits are granted through:

−    defined-contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

−    defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-     their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, inflation, etc.) defined at the level of each entity concerned,

-     the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). It is calculated on the basis of external indices commonly used as a reference for the eurozone,

-     actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

-     the Group’s defined-benefit plans are not generally funded. In the rare cases where they are, the plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administered by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (mainly equities and bonds) and the use of other asset classes is limited.

Other long-term employee benefits may be granted, such as seniority awards, long-term compensated absences and the French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in net income for the period when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments entailing the payment of termination benefits, actuarial gains and losses are recognized in net income for the period when modifications take place.

6.3  Share-based compensation

Free share award plans in force at December 31, 2023

The Board of Directors approved the implementation of free share award plans (Long-Term Incentive Plans - LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as "Executives" or "Leaders."

Main characteristics

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Implementation date by the Board of Directors	July 25, 2023	July 27, 2022	July 28, 2021
Maximum number of free share units (1)	1.9 million	1.8 million	1.8 million
Estimated number of beneficiaries	1,200	1,300	1,300
Acquisition date of the rights by the beneficiaries	March 31, 2026	December 31, 2024	December 31, 2023
Delivery date of the shares to the beneficiaries	March 31, 2026	March 31, 2025	March 31, 2024

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the market price of Orange stock at the delivery date of the shares.

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Assessment of the employment continuation	From July 25, 2023 to March 31, 2026	From July 27, 2022 to December 31, 2024	From July 28, 2021 to December 31, 2023

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2021-2023, 2022-2024 and 2023-2025;

−    the Corporate Social Responsibility (CSR) internal performance condition, two-thirds of which comprises the reduction of CO2 emissions and one-third the proportion of women in the Group’s management networks for the Long Term Incentive Plan (LTIP) 2023-2025. For the 2021-2023 and 2022-2024 plans, half of the performance condition is based on reducing customer CO2 emissions, and half on the proportion of women in the Group’s management networks. This performance condition is assessed at the end of the three-year plan against the targets set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement):

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Organic cash flow from telecom activities	40%	50%	50%
Total Shareholder Return (TSR)	30%	30%	30%
Corporate Social Responsability (CSR)	30%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan.

Valuation assumptions

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Measurement date	July 25, 2023	July 27, 2022	July 28, 2021
Vesting date	March 31, 2026	December 31, 2024	December 31, 2023
Price of underlying instrument at measurement date	10.73 euros	10.16 euros	9.63 euros
Price of underlying instrument at closing date	10.30 euros	10.30 euros	10.30 euros
Expected dividends (% of the share price)	6.7%	6.9%	7.3%
Risk free yield	3.09%	0.59%	- 0.68%
Fair value per share of benefit granted to employees	8.31 euros	7.53 euros	6.33 euros
o/w fair value of internal performance condition	8.86 euros	8.30 euros	7.74 euros
o/w fair value of external performance condition	7.02 euros	5.74 euros	3.04 euros

For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends. The fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, the fair value was determined based on the market price of Orange shares.

Accounting effect

In 2023, an expense of (13) million euros (including social security contributions) was recognized with corresponding entries in equity (11 million euros) and employee benefits (2 million euros).

In 2022, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2021, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

Closure of the free share award plan LTIP 2020-2022

In 2020, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2023.

Main characteristics

LTIP 2020-2022
Implementation date by the Board of Directors	July 29, 2020
Maximum number of free share units (1)	1.7 million
Estimated number of beneficiaries at the beginning	1,300
Number of free share units delivered at delivery date (1)	0.9 million
Number of beneficiaries	1,191
Acquisition date of the rights by the beneficiaries	December 31, 2022
Delivery date of the shares to the beneficiaries	March 31, 2023

(1)   In countries where the regulatory conditions, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash amount value based on the market price of Orange stock at the delivery date of the shares, on March 31, 2023.

Continued employment condition

The allocation of rights to beneficiaries was subject to a continued employment condition:

LTIP 2020-2022
Assessment of the employment continuation	From July 29, 2020 to December 31, 2022

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, i.e.:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

−    the internal CSR performance condition, comprising the reduction in the level of CO2 per customer use and the change in the proportion of renewable electricity used by the Group;

−    the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

LTIP 2020-2022
Organic cash flow from telecom activities	40%
Total Shareholder Return (TSR)	40%
Corporate Social Responsability (CSR)	20%

Performance was assessed for the years 2020, 2021 and 2022 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. The internal condition relating to organic cash flow from telecom activities was partially met, and the internal condition for CSR (Corporate Social Responsibility) was met, for 2020, 2021 and 2022. In addition, the condition relating to TSR was not met for the period 2020-2022.

Valuation assumptions

LTIP 2020-2022
Measurement date	July 29, 2020
Vesting date	December 31, 2022
Price of underlying instrument at measurement date	10.47 euros
Price of underlying instrument at vesting date	9.28 euros
Price of underlying instrument at delivery date	10.95 euros
Expected dividends (% of the share price)	6.7%
Risk free yield	-0.61%
Fair value per share of benefit granted to employees	6.06 euros
o/w fair value of internal performance condition	8.58 euros
o/w fair value of external performance condition	2.27 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the award date and the expected dividends. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange share price.

Accounting effect

The cost of the plan including social security contributions is presented below:

(in millions of euros)	2023	2022	2021	2020
LTIP 2020-2022 (1)	1	(5)	(5)	(2)

(1)   With corresponding entries in equity for (10) million euros and in employee-related payables for (1) million euros settled on delivery of the shares in 2023.

Together 2021 Employee Shareholding Plan

On April 21, 2021, the Board of Directors approved the implementation of the Together 2021 Employee Shareholding Plan, designed to strengthen the Group’s employee shareholding. The offer covered a maximum of 260 million euros of subscriptions including matching contributions, expressed as the reference price before discount, and was carried out by buying back existing shares of Orange SA.

The number of shares subscribed at the price of 6.64 euros (taking into account a discount of 30% on the reference market price) amounted to 12 million shares, to which were added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

The average fair value of the benefit granted to employees and former employees of the Group was at 6.47 euros per share allocated (including free shares), i.e. an expense of (172) million euros (including social security contributions) recognized though equity for 169 million euros and through employee benefits for 3 million euros at December 31, 2021.

Other plans

The other share-based compensation and similar plans implemented in the Orange group are not material at Group level.

Accounting policies

Employee share-based compensation: the fair value of stock options and free shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with corresponding entries for:

−    employee benefit liabilities for cash-settled plans, remeasured in profit or loss at each year-end; and

−    equity for equity-settled plans.

6.4  Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Short-term benefits excluding employer social security contributions (1)	(12)	(12)	(14)
Short-term benefits: employer’s social security contributions	(4)	(4)	(5)
Post-employment benefits (2)	(0)	(0)	(0)
Share-based compensation (3)	(2)	(1)	(2)

(1)   Includes all compensation; gross salaries, the variable component, bonuses and benefits (excluding termination benefits), benefits in kind, incentives and profit-sharing attendance compensation and the share-based Long Term Incentive Plan (LTIP) which matured at December 31, 2022 and was paid out in 2023.

(2)   Service cost.

(3)   Includes employee shareholding plans and share-based Long-Term Incentive Plans (LTIP) in force.

The total amount of retirement benefits (contractual retirement bonuses and supplementary defined-benefit pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the fiscal year is 1 million euros in 2023 (compared with 2 million euros in 2022 and 4 million euros in 2021).

The Chief Executive Officer, appointed on April 4, 2022, does not have an employment contract.

In the event of dismissal or non-renewal of the corporate office not motivated by serious misconduct or gross negligence, Orange will pay the Chief Executive Officer gross severance pay equal to 12 months of fixed compensation and annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to departure from the Company. This severance pay will only be due if the performance conditions for annual variable compensation for the two years prior to departure from the Company were achieved at an average of at least 90%.

In accordance with the Afep-Medef Code, the total amount of severance pay and non-compete compensation that would be paid to the Chief Executive Officer may not exceed 24 months of fixed compensation and annual variable compensation.

The employment contract of the Delegate Chief Executive Officer was suspended at the date of his appointment as a Corporate Officer. His employment contract may be reinstated at the end of his term of office, with recovery of rights.

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

Orange has not acquired any other goods or services from persons who are, at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7        Impairment losses and goodwill

7.1  Impairment losses

(in millions of euros)	2023	2022	2021
Romania	-	(789)	-
Mobile Financial Services	-	(28)	-
Spain	-	-	(3,702)
Total of impairment of goodwill	-	(817)	(3,702)

Impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill (see Note 7.2) and on fixed assets (see Note 8.3).

At December 31, 2023

At December 31, 2023, impairment tests do not result in the Group recognizing any impairment losses.

At December 31, 2022

Romania

In Romania, the goodwill impairment of (789) million euros mainly reflected:

−    a material increase in the discount rate due to changes in market assumptions;

−    greater competitive pressure; and

−    the downward revision of the business plan compared with the plan used at December 31, 2021, particularly in the early years.

Following the impairment of goodwill in Romania, the net carrying value of the assets of the CGU was reduced to the value in use of current and long-term assets at 100% at December 31, 2022, i.e. 1.7 billion euros.

Mobile Financial Services

Impairment of (49) million euros was recorded on Mobile Financial Services (including (28) million euros on goodwill and (21) million euros on fixed assets) due to deterioration of the business plan.

At December 31, 2022, the net carrying value of goodwill was reduced to zero and the value in use of the CGU amounted to 0.4 billion euros.

At December 31, 2021

In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of:

−    a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user); and

−    uncertainties surrounding the continuation of the health crisis (delay in the forecasts for economic recovery).

The revision of the business plan in Spain has led to the recognition during the first-half of 2021 of (3,702) million euros impairment of goodwill, bringing the net carrying value of tested assets down to the value in use of current and long-term assets, i.e. 7.7 billion euros.

7.2  Goodwill

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	13,189	(13)	13,176	13,176	14,364
Europe	13,862	(8,571)	5,291	4,586	6,079
Spain	6,550	(3,816)	2,734	2,734	3,170
Belgium	1,733	(713)	1,020	336	336
Slovakia	806	-	806	806	806
Romania	1,806	(1,359)	447	447	1,504
Poland	2,815	(2,664)	151	135	135
Moldova	84	-	84	78	80
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,252	(849)	1,403	1,420	1,465
Burkina Faso	428	-	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	255	-	255	249	265
Jordan	284	(170)	114	118	111
Liberia	88	-	88	91	86
Sierra Leone	58	-	58	73	114
Cameroon	134	(90)	44	44	44
Other	589	(548)	41	42	42
Orange Business	2,913	(650)	2,263	2,289	2,237
Totem (1)	1,624	-	1,624	1,624	N/A
Mobile Financial Services	28	(28)	-	-	28
International Carriers & Shared Services	18	-	18	18	18
Goodwill	33,886	(10,112)	23,775	23,113	24,192

(1)   In 2021, Totem’s figures were included in France and Spain segments (see Note 1.1).

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
Gross Value in the opening balance		33,140	33,626	33,273
Acquisitions (1)	3.2	675	(206)	266
Disposals		-	-	(4)
Translation adjustment		71	(280)	91
Reclassifications and other items		0	-	-
Gross Value in the closing balance		33,886	33,140	33,626
Accumulated impairment losses in the opening balance		(10,028)	(9,435)	(5,678)
Impairment	7.1	-	(817)	(3,702)
Disposals		-	-	(0)
Translation adjustment		(84)	225	(55)
Accumulated impairment losses in the closing balance		(10,112)	(10,028)	(9,435)
Net book value of goodwill		23,775	23,113	24,192

(1)   In 2023, mainly includes goodwill on the acquisition of VOO of 684 million euros (see Note 3.2).

In 2022, mainly included the finalization of the purchase price allocation for Telekom Romania Communications, resulting in the revision of the amount of preliminary goodwill recognized in 2021 for (272) million euros.

In 2021, mainly included preliminary goodwill of 272 million euros related to the acquisition of Telekom Romania Communications.

7.3  Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected and could continue to significantly affect these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and result in impairment of goodwill and fixed assets.

In 2023, the Group updated its financial trajectories.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2023:

−    discount rates have risen as a result of the deteriorating macroeconomic environment (higher interest rates), and may include a specific premium reflecting an assessment of the risks of achieving certain business plans, or of country risks;

−    perpetual growth rates were maintained for most geographical areas.

At December 31, 2023, the business plans and key operating assumptions were sensitive to the following:

−    inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

−    the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and market concentration; and

−    specifically in the Middle East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2023	Basis of recoverable amount	Used source	Methodology	Cost of equity	Discount rate		Perpetuity growth rate
					Post-tax	p-tax
France	Value in use	Internal plan	Discounted cash flow	N/A	6.3%	8.4%	0.8%
Spain				N/A	7.8%	10.3%	1.5%
Poland				N/A	8.0%	9.4%	2.0%
Enterprise				N/A	8.5%	11.7%	0.5%
Mobile Financial Services				13.0%	N/A	N/A	2.1%
Romania	Fair value	N/A	N/A	N/A	N/A	N/A	N/A
Belgium/ Luxembourg				N/A	N/A	N/A	N/A

December 31, 2022	Basis of recoverable amount	Used source	Methodology	Cost of equity	Discount rate		Perpetuity growth rate
					Post-tax	p-tax
France	Value in use	Internal plan	Discounted cash flow	N/A	6.3%	8.4%	0.8%
Spain				N/A	7.5%	10.0%	1.5%
Poland				N/A	7.8%	9.1%	2.0%
Enterprise				N/A	6.8%	9.2%	0.5%
Romania				N/A	10.5%	11.8%	2.5%
Belgium				N/A	7.0%	8.8%	0.8%
Mobile Financial Services				12.3%	N/A	N/A	2.0%
Côte d’Ivoire/Burkina Faso/Liberia	Fair value	N/A	N/A	N/A	N/A	N/A	N/A

December 31, 2021	Basis of recoverable amount	Used source	Methodology	Cost of equity	Discount rate		Perpetuity growth rate
					Post-tax	p-tax
France	Value in use	Internal plan	Discounted cash flow	N/A	5.8% (1)	7.6%	0.8%
Spain				N/A	6.8%	8.4%	1.5%
Poland				N/A	7.3%	8.5%	1.5%
Enterprise				N/A	8.3%	11.1%	0.3%
Romania				N/A	7.0%	7.9%	2.5%
Belgium/ Luxembourg	Fair value	N/A	N/A	N/A	N/A	N/A	N/A

(1)   The post-tax discount rate for France included a corporate tax reduction of 25.83% since 2022.

The work done by the Group to take into account ESMA’s position on the inclusion of leases (IFRS 16) in impairment testing (IAS 36) confirms that there is no impact on the conclusions of the Group’s impairment tests at December 31, 2023.

At December 31, 2023, the fair value of the Belgium/Luxembourg combination is defined according to the conversion ratio that would be expected in the context of the transaction for Nethys to acquire a stake in Orange Belgium by converting its stake in VOO into Orange Belgium shares (see Note 3.2).

At December 31, 2023, the fair value of Romania is defined on the basis of the expected merger of Orange Romania Communications (formerly Telekom Romania Communications) into Orange Romania, with the Romanian state acquiring a stake in Orange Romania (see Note 3.2).

At December 31, 2021, the fair value of the Belgium/Luxembourg combination had been defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium, which closed on May 4, 2021 (see Note 3.2).

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)), and, since December 30, 2022, Orange Côte d’Ivoire (BRVM). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated revenues, operating income and net income excluding non-recurring transactions.

7.4  Sensitivity of recoverable amounts

Because of the correlation between operating cash flows and investment capacity, a sensitivity of net cash flows is used. As cash flows at the terminal point represent a significant portion of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

The cash flows are those generated by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including a tax expense at a standard rate, repayment of lease liabilities and debt related to financed assets, related interest expenses and excluding other interest expenses). An additional analysis was carried out on the most sensitive CGUs for which the amount of lease liabilities was material in order to confirm the absence of impairment losses or additional impairment losses.

A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flows, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
December 31, 2023
France	+134 bp	(115) bp	-25%
Spain	+67 bp	(71) bp	-12%
Poland	+254 bp	(295) bp	-33%
Enterprise	+279 bp	(369) bp	-36%
December 31, 2022
France	+139 bp	(120) bp	-26%
Spain	+44 bp	(47) bp	-8%
Poland	+249 bp	(272) bp	-32%
Enterprise	+100 bp	(115) bp	-19%
Belgium	+97 bp	(97) bp	-15%
Sierra Leone	+50 bp	(72) bp	-6%
December 31, 2021
France	+234 bp	(217) bp	-39%
Spain	+19 bp	(21) bp	-4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%

Mobile Financial Services

At December 31, 2023, the value in use of the Mobile Financial Services CGU was revised on the basis of key valuation assumptions established by local governance. The revised assumptions resulted in the identification of a negative margin, however, the impairment of fixed assets of (42) million euros recognized over the period (see Note 8.3), represents all the assets eligible for impairment under IAS 36 at December 31, 2023. Sensitivity analyses are therefore not relevant.

Romania

At December 31, 2023, the fair value of Romania is defined on the basis of the expected merger of Orange Romania Communications (formerly Telekom Romania Communications) into Orange Romania, with the Romanian state acquiring a stake in Orange Romania (see Note 3.2). Sensitivity analyses, calculated on cash flows and financial parameters, are therefore not relevant for this CGU at December 31, 2023.

Jordan

At December 31, 2023, a sensitivity analysis was carried out on each of the following criteria, taken individually:

−    1% increase in the discount rate;

−    1% decrease in the perpetual growth rate;

−    10% decrease in terminal-year cash flows.

This sensitivity analysis identified an estimated impairment risk of up to 11% of the net value of goodwill.

Other entities not shown above individually represent less than 4% of the recoverable amount of the consolidated entities, or do not present a recoverable amount close to the net value.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

−    either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, with no subsequent changes for any additional purchases of non-controlling interests); or

−    on a 100% basis, leading to the recognition of goodwill relating to non-controlling interests.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, changes in general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the deterioration of local economic environments, changes in the market capitalization of telecommunication operators, as well as financial performance compared to market expectations represent external impairment indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash-Generating Unit (CGU) (or group of CGUs). These generally correspond to business segments or to each country in the Africa and Middle East region and Europe. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount, for which Orange uses mostly the value in use.

Value in use is estimated as the present value of the expected future cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and sales activity and investment forecasts drawn up by the Group’s management, as follows:

−    cash flow projections are based on three-to-five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding the impact of deferred tax and unrecognized tax loss carryforwards at the date of valuation). In the case of recent acquisitions, longer-term business plans may be used;

−    post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then a perpetual growth rate reflecting the expected long-term growth in the market;

−    post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would result from discounting p-tax cash flows at p-tax discount rates.

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. Key assumptions for most CGUs include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

The tested net carrying values include goodwill, land and assets with finite useful lives (property, plant and equipment, intangible assets and net working capital requirements including intra-group balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

Note 8        Fixed assets

8.1  Gains (losses) on disposal of fixed assets

(in millions of euros)	2023	2022	2021
Transfer price (1)	292	347	163
Net book value of assets sold	(201)	(187)	(111)
Proceeds from the disposal of fixed assets	91	159	52

(1)   The proceeds from disposal of fixed assets is used to calculate eCAPEX. This operating performance indicator relates to acquisition of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, net of the price of disposal of fixed assets.

8.2  Depreciation and amortization

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plant and equipment

Accounting policies

Assets are amortized to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 21 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3  Impairment of fixed assets

(in millions of euros)	2023	2022	2021
Mobile Financial Services (1)	(42)	(21)	-
Poland	(5)	(2)	(11)
France	(1)	(15)	(1)
International Carriers & Shared Services	1	0	(2)
Orange Business	8	(20)	0
Other	(8)	1	(2)
Total of impairment of fixed assets	(47)	(56)	(17)

(1)   In 2023, the impairment of fixed assets is the result of the freezing of some IT developments.

In 2022, the impairment of fixed assets resulted from impairment tests on Cash-Generating Units (CGUs), described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Basis of recoverable amount	Value in use	Value in use	Value in use
Used source	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.4%	1.4%	1.3%
Post-tax discount rate	8.5%	8.2%	7.7%
p-tax discount rate	11.0%	10.5%	9.8%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash inflows independent of those of the Cash-Generating Units. The recoverable amount is therefore determined at the level of the CGU (or group of CGUs) to which the assets belong, according to a method similar to that described for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties discounted in perpetuity (and included in the business plan), less costs attributable to the brand’s owner.

8.4  Other intangible assets

(in millions of euros)	December 31, 2023				December 31, 2022	December 31, 2021
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	12,891	(5,962)	(52)	6,878	6,869	6,691
Software	14,400	(9,951)	(106)	4,344	4,280	4,331
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,106	(145)	(897)	65	60	69
Customer bases	5,443	(5,085)	(14)	344	246	346
Other intangible assets	2,089	(1,553)	(201)	335	358	370
Total	39,063	(22,695)	(1,269)	15,098	14,946	14,940

(in millions of euros)	2023	2022	2021
Net book value of other intangible assets - in the opening balance	14,946	14,940	15,135
Acquisitions of other intangible assets	2,365	2,678	2,842
o/w telecommunications licenses (1)	721	1,060	926
Impact of changes in the scope of consolidation (2)	208	35	(888)
Disposals	(7)	(5)	(4)
Depreciation and amortization	(2,332)	(2,418)	(2,363)
Impairment	(48)	(33)	(40)
Translation adjustment	(69)	(245)	92
Reclassifications and other items (3)	35	(7)	165
Net book value of other intangible assets - in the closing balance	15,098	14,946	14,940

(1)   In 2023, mainly includes the purchase of 5G licenses in Belgium for 303 million euros and the 5G license in Poland for 121 million euros.

In 2022, mainly included the acquisition of the 5G licenses in Romania for 319 million euros and in Belgium for 213 million euros, and for the 2600 MHz band license in Egypt for 311 million euros.

In 2021, included the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million euros.

(2)   In 2023, mainly includes the effects of the acquisition of VOO for 166 million euros (see Note 3.2).

In 2021, mainly included the effects of the loss of exclusive control on Orange Concessions (see Note 3.2).

(3)   In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets include to labor expenses and amount to 423 million euros in 2023, 418 million euros in 2022, and 399 million euros in 2021.

Information on telecommunications licenses at December 31, 2023

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

To take into account the principle of technological neutrality, Orange now presents licenses by frequency band rather than by technology. As a result, the presentation of information relating to licenses was changed with effect from 2023.

(in millions of euros)	Frequency band	Gross value	Net book value	Residual useful life (1)
France	700 MHz	960	699	11.9 to 14.6
	800 MHz	932	413	8.0 to 12.9
	900 MHz	93	67	1.3 to 7.3
	1,800 MHz	117	83	1.3 to 12.9
	2.1 GHz	343	135	1.3 to 7.6
	2.6 GHz	302	126	7.8 to 12.9
	3.4-3.8 GHz	876	695	11.9 to 14.6
		3,624	2,219
Spain	700 MHz	547	498	17.8
	800 MHz	474	221	7.3
	900 MHz	127	57	7.0
	2.6 GHz	102	54	7.0 to 19.4
	3.4-3.8 GHz	494	397	7.0 to 14.9
	Other	851	28
		2,596	1,254
Poland	800 MHz	703	334	7.1
	2.1 GHz	81	76	14.0
	3.4-3.8 GHz	126	126	15.0
	Other	217	58
		1,127	594
Morocco	900 MHz	742	122	7.2
	Other	214	118
		956	241
Romania	700 MHz	136	131	24.0
	900 MHz	173	50	5.3
	1,500 MHz	62	60	24.0
	3.4-3.8 GHz	120	120	22.0
	Other	417	136
		909	497
Egypt	2.1 GHz	237	132	7.8
	2.6 GHz	294	283	10.1
	Other	311	65
		842	481
Belgium	700 MHz	146	137	18.7
	800 MHz	138	75	10.9
	900 MHz	83	79	19.0
	1,400 MHz	89	87	19.6
	2.1 GHz	82	78	19.0
	3.4-3.8 GHz	67	62	16.3
	Other	75	56
		680	573
Jordan	900 MHz	196	71	25.4
	2.6 GHz	68	51	29.4 to 34.8
	3.4-3.8 GHz	64	62	24.2
	Other	190	71
		518	255
Other countries		1,639	762
Total		12,891	6,878

(1)   In number of years, at December 31, 2023.

Main telecommunication licenses obtained or renewed in 2023

−    Orange Belgium obtained 303 million euros of licenses on the 900 MHz, 1,400 MHz, 1,800 MHz and 2,100 MHz frequency bands. This purchase resulted in the recognition of an intangible asset of 303 million euros after the auctions in 2022.

−    Orange Egypt obtained 113 million euros on the 2.6 GHz frequency band. This purchase resulted in the recognition of an intangible asset of 113 million euros.

−    Orange Polska obtained 121 million euros on the 3.4 GHz-3.8 GHz frequency band. This purchase resulted in the recognition of an intangible asset of 121 million euros.

−    Sonatel obtained 53 million euros on the 700 MHz and 3.4 GHz-3.8 GHz frequency bands. This purchase resulted in the recognition of an intangible asset of 53 million euros.

Accounting policies

Intangible assets mainly consist of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

The operating rights granted under certain concession arrangements are recognized in other intangible assets and correspond to the right to charge users of the public service (see Note 4.1).

8.5  Property, plant and equipment

(in millions of euros)	December 31, 2023				December 31, 2022	December 31, 2021
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and devices	104,303	(74,208)	(388)	29,707	28,088	27,155
Land and buildings	8,302	(5,783)	(230)	2,289	2,299	2,117
IT equipment	3,767	(3,001)	(2)	763	793	784
Other property, plant and equipment	1,739	(1,299)	(6)	434	460	428
Total property, plant and equipment	118,111	(84,291)	(627)	33,193	31,640	30,484

Networks and devices are broken down as follows:

(in millions of euros)	2023	2022	2021
Net book value of property, plant and equipment - in the opening balance	31,640	30,484	29,075
Acquisitions of property, plant and equipment	5,698	6,329	5,947
o/w financed assets	233	229	40
Impact of changes in the scope of consolidation (1)	1,142	262	130
Disposals and retirements	(192)	(181)	(102)
Depreciation and amortization	(5,109)	(4,725)	(4,796)
o/w fixed assets (2)	(4,980)	(4,618)	(4,712)
o/w financed assets	(129)	(107)	(84)
Impairment	1	(23)	(5)
Translation adjustment	13	(291)	129
Reclassifications and other items (3)	1	(216)	105
Net book value of property, plant and equipment - in the closing balance	33,193	31,640	30,484

(1)   In 2023, mainly includes the effects of the acquisition of VOO for 1,132 million euros (see Note 3.2).

In 2022, included 261 million euros for the purchase price allocation of Telekom Romania Communications (see Note 3.2).

In 2021, mainly related to the effects of the acquisition of Telekom Romania Communications and the loss of exclusive control on the FiberCo in Poland (see Note 3.2).

(2)   Includes the effect of extending the amortization period for the copper network in France from 2022, resulting in a reduction in depreciation and amortization of around 130 million euros from 2022.

(3)   In 2022, mainly included the effect of the increase in discount rates on dismantling assets (see Note 8.7).

Financed assets

Financed assets include at December 31, 2023 the set-up boxes in France financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The associated payables to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3)

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment mainly include labor expenses and amount to 365 million euros in 2023, 400 million euros in 2022, and 450 million euros in 2021.

Accounting policies

Property, plant and equipment is made up of tangible fixed assets and financed assets. It mainly comprises network facilities and equipment.

The gross value of property, plant and equipment is made up of its acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling and removing the fixed asset and restoring the site where it was located under the obligation incurred by the Group.

The roll-out of assets by stage, particularly network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the last mile of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes in its assets the portions (built or acquired) in networks that it has co-financed or built.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active network and even spectrum equipment.

8.6  Fixed assets payables

(in millions of euros)	2023	2022	2021
Fixed assets payable - in the opening balance	4,581	4,481	4,640
Business related variations	(45)	124	(206)
o/w telecommunication licences payable (1)	214	51	143
Changes in the scope of consolidation (2)	9	(0)	(199)
Translation adjustment	(15)	(54)	31
Reclassifications and other items (3)	4	30	216
Fixed assets payable - in the closing balance	4,534	4,581	4,481
o/w long-term fixed assets payable	1,608	1,480	1,370
o/w short-term fixed assets payable	2,926	3,101	3,111

(1)   In 2023, includes 85 million euros for the acquisition of the 5G license in Belgium and 77 million euros for the acquisition of the 5G license in Poland.

In 2022, included 241 million euros relating to the acquisition of the 5G license in Romania, and (153) million euros paid out for 5G licenses in France.

In 2021, included 192 million euros relating to the acquisition of 5G in Spain and (150) million euros paid out for the 5G license in France.

(2)   In 2021, included (241) million euros resulting from the loss of exclusive control on Orange Concessions (see Note 3.2).

(3)   In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Accounting policies

These payables are generated from trading activities. The payment terms may be over several years in the case of infrastructure roll-out and license acquisition. Payables due in more than 12 months are presented in non-current items. Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

Trade payables also include payables that the supplier may have disposed of, with or without notifying financial institutions, in a direct or reverse factoring arrangement (see Note 5.6).

Firm commitments to purchase fixed assets are presented as unrecognized contractual commitments (see Note 16), net of any down payments which are recorded as down payments on fixed assets.

8.7  Dismantling provisions

Asset dismantling obligations mainly relate to the restoration of mobile telephony antenna sites, the treatment of telephone poles, management of waste electrical and electronic equipment and the dismantling of telephone booths.

(in millions of euros)	2023	2022	2021
Dismantling provisions - in the opening balance	696	897	901
Provision reversal with impact on income statement	(0)	(0)	(0)
Discounting with impact on income statement	23	36	11
Utilizations without impact on income statement	(29)	(20)	(18)
Changes in provision with impact on assets (1)	35	(221)	3
Changes in the scope of consolidation	2	-	-
Translation adjustment	11	(5)	(0)
Reclassifications and other items	-	10	-
Dismantling provisions - in the closing balance	738	696	897
o/w non-current provisions	698	670	876
o/w current provisions	40	26	21

(1)   In 2023 and 2022, mainly includes the effect of the increase in discount rates.

Accounting policies

The Group has an obligation to dismantle installed technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantling asset is recognized against a dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, devices and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate that will allow the obligation to be settled. This estimate is reviewed annually and the provision is adjusted where necessary against the dismantling asset recognized and the underlying assets, if any. The provision is discounted at a rate set by geographical area corresponding to the average risk-free rate of a 15-year government bond.

When the obligation is settled, the provision is reversed against the net carrying value of the dismantling asset and the net carrying value of the underlying assets if the dismantling asset is less than the financial provision reversal.

Note 9        Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases are divided between the following asset categories:

−    Land and buildings;

−    Networks and devices;

−    IT equipment;

−    other.

Accounting policies

The mandatory IFRS 16 "Leases", has been applied within the Group since January 1, 2019.

IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset. All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease obligations (see Notes 9.1 and 9.2). In the income statement, amortization of right-of-use assets (see Note 9.1) is presented separately from interest on lease liabilities. In the statement of cash flows, cash outflows relating to interest expenses impact cash flows provided by operating activities, while principal repayments on lease liabilities impact cash flows related to financing activities.

For the lessor, assets subject to leases must be presented in the balance sheet according to the nature of the asset and the associated lease revenues as income on a straight-line basis over the lease term.

When the Group carries out a transaction categorized as sale and leaseback in accordance with IFRS 16, a right-of-use asset is recognized in proportion to the previous carrying value of the asset corresponding to the right-of-use asset retained to offset a lease liability. Gains (losses) on disposal of fixed assets are recognized in the income statement in proportion to the rights actually transferred to the buyer-lessor. The adjustment of the gains (losses) on disposal recognized in the income statement for the share on which the Group retains its user rights via the lease corresponds to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions provided for in IFRS 16, i.e. leases with a term of 12 months or less that are not automatically renewable and those where the replacement value of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these two exemptions are presented in off-balance sheet commitments and an expense is recognized in "external purchases" in the income statement.

The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined 4 major categories of leases:

−    Land and buildings: these leases mainly concern commercial (point of sale) or service activity (offices and headquarters) leases, as well as leases of technical buildings not owned by the Group. Real-estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as "3/6/9 leases") (see Note 9.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment;

−    Networks and devices: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case for land for antenna installation, mobile sites leased from third-party operators and certain "TowerCos" contracts (companies operating telecom masts). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (full or partial unbundling), as well as the lease of land transmission cables;

−    IT equipment: this asset category primarily comprises leases for servers and hosting space in Data centers;

−    other: this asset category primarily comprises leases for vehicles and technical equipment.

9.1  Right-of-use assets

(in millions of euros)	December 31, 2023				December 31, 2022	December 31, 2021
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	8,574	(3,704)	(446)	4,424	4,667	4,930
Networks and devices (1)	5,112	(1,590)	-	3,522	3,049	2,516
IT equipment	132	(73)	(0)	59	59	55
Other	385	(215)	(0)	170	161	201
Total right-of-use assets	14,203	(5,582)	(446)	8,175	7,936	7,702

(1)   The increase in right-of-use assets includes the effect of the development of a secondary market for co-financed and leased lines.

(in millions of euros)	2023	2022	2021
Net book value of right-of-use assets - in the opening balance	7,936	7,702	7,009
Increase (new right-of-use assets) (1)	1,317	1,930	2,172
Changes in the scope of consolidation	30	-	34
Depreciation and amortization	(1,522)	(1,507)	(1,481)
Impairment (2)	(69)	(54)	(91)
Changes in the assessments	472	(49)	74
Translation adjustment	10	(35)	46
Reclassifications and other items	1	(52)	(62)
Net book value of right-of-use assets - in the closing balance	8,175	7,936	7,702

(1)   In 2021, included the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.

(2)   Impairment losses on right-of-use assets mainly concern real estate leases classified as onerous contracts.

Depreciation and amortization of right-of-use assets

In 2023, the rental expense recognized in external purchases in the income statement amounts to (111) million euros, compared with (134) million euros in 2022 and (147) million euros in 2021 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not automatically renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not taken into account in the measurement of the lease liability.

Accounting policies

A right-of-use asset is recognized in assets, with a corresponding lease liability (see Note 9.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases, such as fees, lease negotiation expenses or administration costs, and less rent-free period liabilities and lessor financial contributions.

This right-of-use asset is depreciated in the income statement on a straight-line basis over the lease term chosen by the Group, in accordance with the lease terms defined in IFRS 16.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

9.2  Lease liabilities

(in millions of euros)	2023	2022	2021
Lease liabilities - in the opening balance	8,410	8,065	7,371
Increase with counterpart in right-of-use	1,289	1,915	2,158
Changes in the scope of consolidation	30	1	34
Decrease in lease liabilities following rental payments	(1,645)	(1,514)	(1,624)
Changes in the assessments	493	(43)	74
Translation adjustment	1	(29)	47
Reclassifications and other items	(10)	16	4
Lease liabilities - in the closing balance	8,568	8,410	8,065
o/w non-current lease liabilities	7,099	6,901	6,696
o/w current lease liabilities	1,469	1,509	1,369

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2023:

(in millions of euros)	Total	2024	2025	2026	2027	2028	2029 and beyond
Undiscounted lease liabilities	9,658	1,618	1,492	1,248	1,090	952	3,257

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where termination is reasonably certain).

The Group only takes the lease component of the contract into account when measuring the lease liability. For certain asset classes where leases include both service and lease components, the Group may recognize a single contract, classified as a lease (i.e. without distinguishing between the service and lease components).

Orange systematically determines the lease term as the period during which leases cannot be terminated, plus periods covered by any extension options that the lessee is reasonably certain to exercise and any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract-by-contract basis.

The term is also defined taking into account any laws and practices specific to each jurisdiction or business sector regarding firm lease commitment terms granted by lessors. The Group nonetheless assesses the enforceable term, based on the circumstances of each lease, taking into account certain indicators such as the existence of significant penalties in the event of termination by the lessee. To determine the length of this enforceable period, the Group considers the economic importance of the leased asset and the assumptions made in its strategic plan.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable term of the lease.

When a lease includes a purchase option, the Group considers the enforceable term to be equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each lease, the discount rate used is determined based on the yield on government bonds in the lessee country, taking into account the term and currency of the lease, plus the Group’s credit spread.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced by the following main cases:

−    a change in term resulting from a contract amendment or a change in the assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−    a change in the amount of lease payments, for example following the application of a new index or rate in the case of variable payments;

−    a change in the assessment of whether a purchase option will be exercised;

−    any other contractual change, for example a change to the scope of the lease or its underlying asset.

Note 10     Taxes

10.1      Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to States and local authorities.

10.1.1     Operating taxes and levies recognized in profit or loss

(in millions of euros)	2023	2022	2021
Territorial Economic Contribution, IFER and similar taxes	(559)	(642)	(652)
Spectrum fees	(374)	(373)	(360)
Levies on telecommunication services	(314)	(333)	(329)
Other operating taxes and levies	(547)	(534)	(586)
Total	(1,794)	(1,882)	(1,926)

The 2023 French Finance Act has enacted the reduction of the applicable rate of the contribution on the added value of companies (Cotisation sur la Valeur Ajoutée des Entreprises (CVAE)) in France, from January 1, 2023, with the aim of eliminating this tax by 2027. The applicable rate for this tax will be gradually reduced over 4 years. It was reduced from 0.75% to 0.375% for 2023.

The Territorial Economic Contribution (Contribution Économique Territoriale (CET)) of Orange SA fell by 109 million euros in 2023 compared with 2022, mainly due to its main component, the contribution on the added value of companies (CVAE).

The breakdown of operating taxes and levies per geographical area is as follows:

10.1.2     Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Value Added Tax (VAT)	1,111	1,114	1,025
Other operating taxes and levies	122	151	138
Operating taxes and levies - receivables	1,233	1,265	1,163
Value added tax (VAT)	(743)	(687)	(682)
Territorial Economic Contribution, IFER and similar taxes	(109)	(96)	(89)
Spectrum fees	(21)	(19)	(18)
Levies on telecommunication services	(132)	(107)	(143)
Other operating taxes and levies	(479)	(496)	(504)
Operating taxes and levies - payables	(1,483)	(1,405)	(1,436)
Operating taxes and levies - net	(251)	(140)	(273)

Changes in operating taxes and levies

(in millions of euros)	2023	2022	2021
Net tax liabilities and operating taxes and levies - in the opening balance	(140)	(273)	(175)
Operating taxes and levies recognized in profit or loss	(1,794)	(1,882)	(1,926)
Operating taxes and levies paid (1)	1,680	1,906	1,914
Changes in the scope of consolidation (2)	(33)	-	(67)
Translation adjustment	21	42	(19)
Reclassifications and other items	16	68	(1)
Net tax liabilities and operating taxes and levies - in the closing balance	(251)	(140)	(273)

(1)   In 2021, included the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement by Orange Polska in connection with the loss of exclusive control on the FiberCo in Poland (see Note 3.2).

(2)   In 2023, includes mainly the acquisition of VOO.

In 2021, included the losses of exclusive control on Orange Concessions in France and on the FiberCo in Poland.

Accounting policies

Value Added Tax (VAT) receivables and payables correspond to the VAT collected or deductible from various states. Collections and remittances to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates its tax assets and liabilities (including provisions) based on the technical merits of the positions it defends versus the tax authorities.

10.2      Income taxes

10.2.1     Income tax expense

(in millions of euros)	2023	2022	2021
Orange SA tax group	(243)	(541)	3
- Current tax	(150)	(417)	(129)
- Deferred tax	(92)	(124)	133
Spanish tax group	6	50	(115)
- Current tax	1	0	(0)
- Deferred tax	5	50	(115)
Africa & Middle East	(552)	(528)	(431)
- Current tax	(544)	(536)	(420)
- Deferred tax	(9)	8	(11)
United Kingdom	(103)	(74)	(264)
- Current tax	(104)	(75)	(76)
- Deferred tax	1	1	(188)
Other subsidiaries	20	(172)	(156)
- Current tax	(178)	(140)	(125)
- Deferred tax (1)	198	(32)	(31)
Total Income taxes	(871)	(1,265)	(962)
- Current tax	(975)	(1,168)	(750)
- Deferred tax	103	(97)	(212)

(1)   In 2023, includes a deferred tax income of 190 million euros recognized for Belgian subsidiaries (other than the Orange Belgium group) to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

The breakdown of current tax by geographical area or by tax group is as follows:

Orange SA tax group

Current tax expense

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

In 2023, the reduction in the current tax expense is due in particular to changes in the income of entities in the French tax group.

In 2022, the applicable corporate tax rate in France had declined from 28.41% to 25.83%. This decline in the corporate tax rate resulted in a reduction in the current tax expense of 35 million euros in 2022.

In 2021, the current tax expense included a tax income resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

Deferred tax expense

Deferred taxes are recorded at the tax rate applicable at the time of their reversal, i.e. 25.83%.

In 2021, the deferred tax expense included a deferred tax income of 316 million euros related to the recognition of an employee benefit liability for the French part-time for seniors plans (Temps Partiel Seniors - TPS).

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% for all fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% limit on the use of available tax loss carryforwards. This tax expense may then be reduced by the use of tax credits.

A temporary measure was introduced in the Corporate Income Tax Law applicable in 2023 for the determination of the year tax base under the tax consolidation regime. This measure limits to 50% the allocation of the individual negative tax bases generated by the entities that compose the Group. The 50% not allocated may be used in the following ten years, in equal parts.

In 2023, as in 2021, the Spanish tax group is profitable. The use of tax credits explains the absence or the low current tax expense recognized for the fiscal years.

In 2022, the Spanish tax group was in deficit, which explained the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2022 and 2023, deferred tax incomes of respectively 53 million euros and 30 million euros were recognized, to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

In 2021, a deferred tax expense was recognized for (162) million euros, to reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets.

Africa & Middle East

The main contributors to the income tax expense are the entities of the Group operating in Guinea, Mali, Côte d’Ivoire and Senegal:

−    in Guinea, the corporate tax rate is 35% and the current tax expense amounts to (110) million euros in 2023, (94) million euros in 2022 and (63) million euros in 2021;

−    in Mali, the corporate tax rate is 30% and the current tax expense amounts to (75) million euros in 2023, (64) million euros in 2022 and (67) million euros in 2021;

−    in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense amounts to (74) million euros in 2023, (86) million euros in 2022 and (91) million euros in 2021;

−    in Senegal, the corporate tax rate is 30% and the current tax expense amounts to (58) million euros in 2023, (55) million euros in 2022 and (53) million euros in 2021.

United Kingdom

Current tax expense

The applicable corporate tax rate in the United Kingdom increased from 19% in 2022 to 25% from 2023. This increase in the corporate tax rate results in an increase in the current tax expense of (20) million euros in 2023.

The current tax expense primarily reflects the taxation of activities related to the Orange brand.

Deferred tax expense

In 2021, the corporate tax rate increase to 25% applicable from 2023 was passed (compared with 19% before). The deferred tax expense for the fiscal year therefore included an increase of (188) million euros in deferred tax liabilities recognized on the Orange brand.

Other subsidiaries

Deferred tax expense

In 2023, a deferred tax income of 190 million euros has been recognized for Belgian subsidiaries (other than the Orange Belgium group), to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Group tax proof

(in millions of euros)	Note	2023	2022	2021
Profit before tax		3,763	3,882	1,740
Statutory tax rate in France		25.83%	25.83%	28.41%
Theoretical income tax		(972)	(1,003)	(494)
Reconciling items:
Impairment of goodwill (1)	7.1	-	(211)	(1,052)
Impact related to the loss of exclusive control on Orange Concessions		-	-	557
Share of profits (losses) of associates and joint ventures		(8)	(0)	1
Adjustment of prior-year taxes		8	(13)	(23)
Recognition/(derecognition) of deferred tax assets (2)		190	83	(149)
Difference in tax rates (3)		(27)	10	85
Change in applicable tax rates (4)		-	-	(235)
Other reconciling items (5)		(62)	(130)	348
Effective income tax		(871)	(1,265)	(962)
Effective tax rate (ETR)		23.16%	32.59%	55.31%

(1)   Reconciliation effect calculated based on the tax rate applicable to the parent company of the Group. The difference in tax rates between the parent company and the subsidiary locally is presented below in "Difference in tax rates".

In 2021 and 2022, the impairment losses recorded on goodwill generated a reconciliation effect at the Group tax rate of (1,052) million euros and (211) million euros, respectively. Excluding these effects, the Group ETR was 17.7% in 2021 and 26.9% in 2022.

(2)   In 2023, deferred tax incomes of respectively 190 million euros and 30 million euros have been recognized for Belgian subsidiaries (other than the Orange Belgium group) and in Spain, to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

In 2021, a deferred tax expense was recognized in Spain for (162) million euros, to reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets.

(3)   The Group is present in jurisdictions in which tax rates are different from the French tax rate, mainly in Guinea (tax rate of 35%), in Poland (tax rate of 19%), in Senegal (tax rate of 30%), in Mali (tax rate of 30%) and in Côte d’Ivoire (tax rate of 30%).

(4)   Takes into account the remeasurement of deferred tax following tax legislation introducing changes in tax rates, as well as the impact of recognizing deferred tax in the period at tax rates different from the rate applicable in the current fiscal year.

(5)   In 2021, included a tax income resulting from the reassessment of an income tax expense booked in periods prior to those presented.

10.2.2     Income tax on other comprehensive income

(in millions of euros)	2023		2022		2021
	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits	(96)	20	176	(47)	59	(14)
Assets at fair value	5	-	(112)	-	11	-
Cash flow hedges	(269)	66	295	(70)	317	(84)
Translation adjustment	(28)	-	(374)	-	200	-
Other comprehensive income of associates and joint ventures	(12)	-	51	-	1	-
Total presented in other comprehensive income	(400)	86	37	(117)	587	(98)

10.2.3     Tax position in the statement of financial position

(in millions of euros)	December 31, 2023			December 31, 2022			December 31, 2021
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
Orange SA tax group
- Current tax	59	-	59	-	31	(31)	26	-	26
- Deferred tax	123	-	123	135	-	135	362	-	362
Spanish tax group
- Current tax	9	-	9	1	-	1	13	-	13
- Deferred tax (1)	-	156	(156)	-	161	(161)	-	211	(211)
Africa & Middle East
- Current tax	92	343	(251)	68	395	(327)	62	328	(266)
- Deferred tax	134	59	75	128	58	70	127	93	34
United Kingdom
- Current tax	(0)	0	(0)	2	-	2	-	5	(5)
- Deferred tax (2)	-	785	(785)	-	786	(786)	-	787	(787)
Other subsidiaries
- Current tax	80	117	(37)	77	112	(34)	80	92	(12)
- Deferred tax (3)	341	143	198	157	120	38	202	94	109
Total
- Current tax	240	460	(220)	149	538	(389)	181	425	(244)
- Deferred tax	598	1,143	(545)	421	1,124	(704)	692	1,185	(493)

(1)   The recognized deferred tax assets are offset by deferred tax liabilities on goodwill which is tax deductible.

(2)   Mainly deferred tax liabilities on the Orange brand.

(3)   In 2023, a deferred tax asset of 190 million euros has been recognized for Belgian subsidiaries (other than the Orange Belgium group), to reflect the favorable effect of the change in business projections for the recoverability of deferred tax assets.

Change in net current tax

(in millions of euros)	2023	2022	2021
Net current tax assets/(liabilities) - in the opening balance	(389)	(244)	(545)
Cash tax payments/(reimbursements) (1) (2)	1,133	1,022	1,028
Change in income statement (2)	(975)	(1,168)	(750)
Change in retained earnings (3)	6	(2)	29
Changes in the scope of consolidation	(13)	(0)	1
Translation adjustment	6	2	(7)
Reclassifications and other items	11	1	0
Net current tax assets/(liabilities) - in the closing balance	(220)	(389)	(244)

(1)   In 2022 and 2023, includes tax payments/(reimbursements) related to the loss of exclusive control on the FiberCo in Poland, reclassified in investing activities in the consolidated statement of cash flows.

(2)   In 2021, included disbursements and tax expenses on gains arising from the losses of exclusive control on Orange Concessions in France and on the FiberCo in Poland, of 47 million euros and 27 million euros respectively, reclassified in investing activities in the consolidated statement of cash flows.

(3)   Mainly corresponds to the tax effect of the remeasurement of the portion of subordinated notes denominated in foreign currency (until 2022) and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2023	2022	2021
Net deferred tax assets/(liabilities) - in the opening balance	(704)	(493)	(181)
Change in income statement	103	(97)	(212)
Change in other comprehensive income	86	(117)	(98)
Change in retained earnings	-	-	5
Change in the scope of consolidation (1)	(51)	(21)	(1)
Translation adjustment	20	25	(5)
Reclassifications and other items	1	(0)	(1)
Net deferred tax assets/(liabilities) - in the closing balance	(545)	(704)	(493)

(1)   In 2023, mainly corresponds to the acquisition of VOO.

Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2023			December 31, 2022			December 31, 2021
	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	747	-	46	679	-	22	705	-	218
Fixed assets	477	1,603	(32)	465	1,481	(75)	528	1,476	(218)
Tax loss carryforwards	4,037	-	(21)	3,935	-	20	3,958	-	37
Other differences	2,717	3,216	(84)	2,658	3,168	(145)	2,673	2,960	(76)
Deferred tax	7,978	4,819	(90)	7,736	4,649	(178)	7,865	4,436	(38)
Depreciation of deferred tax assets	(3,704)	-	193	(3,791)	-	80	(3,922)	-	(174)
Netting	(3,676)	(3,676)	-	(3,525)	(3,525)	-	(3,251)	(3,251)	-
Total	598	1,143	103	421	1,124	(97)	692	1,185	(212)

At December 31, 2023, tax loss carryforwards mainly relate to Spain and Belgium.

At December 31, 2023, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgian subsidiaries (other than the Orange Belgium group) for 0.6 billion euros, and mostly include tax losses that can be carried forward indefinitely.

In Spain, tax loss carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2028, unless affected by changes in current tax rules and changes in business projections. The deferred tax assets recognized for Spain amount to 0.5 billion euros at December 31, 2023.

The deferred tax assets recognized for Belgium amount to 0.3 billion euros at December 31, 2023.

Most of the other tax loss carryforwards for which no deferred tax assets have been recognized will expire beyond 2028.

10.3      Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of several tax audits for the years 2017-2018 and 2019-2020, for which the tax adjustments notified to date total approximately 535 million euros (including default penalties and interest). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communication services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits, as well as the inclusion in the tax base of income from the sale of equipment in 2019 and 2020, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are being challenged by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended, for which the effects are non-material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This adjustment request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities, which are still ongoing. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in the rest of the Group

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In the Democratic Republic of Congo, Orange was the subject of a tax audit for the years 2017-2019, for which the legal tax adjustments notified total approximately 146 million euros at December 31, 2023. These adjustments mainly relate to the recognition method for mobile prepaid revenue and the non-taxation of electronic money flows in third-party accounts to be transferred to end customers. All of these adjustments are being challenged by Orange RDC, which has appealed to the Finance Minister.

There were no major developments in other tax disputes and audits in the rest of the Group over the period.

10.4      International tax reform - Pillar Two

The Group has launched a working group in order to identify consequences and organize processes that will enable it to comply with this tax reform.

The Group simulated the Transitional Safe Harbour tests of the OECD based on CbCR (also known as Country-by-Country Reporting) and the Consolidated Financial Statements for 2020, 2021 and 2022. Over the three years tested, some 15 jurisdictions failed the tests, and this may vary from one fiscal year to the next. The main reasons identified were the use of tax loss carryforwards, non-taxed items that affect p-tax profit such as capital gains on disposals and low corporate tax rates (below 15%) in some jurisdictions where the Group operates.

Given the current progress of the work done by the Group and the regulations of the countries in which the Group operates, the financial consequences are expected to be limited (see Note 2.3.4).

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

−    the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

−    it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax losses carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

−    entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

−    entities have not yet begun to use the tax loss carryforwards;

−    entities do not expect to use the losses within the timeframe allowed by tax regulations;

−    it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

Note 11     Interests in associates and joint ventures

11.1      Change in interests in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

Company (in millions of euros)	Main activity	Main co-shareholder	% interest	December 31, 2023	December 31, 2022	December 31, 2021
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation/maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,012	1,057	1,049
Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction/operation in Poland	APG Group (50%)	50%	332	306	298
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	86	72	65
Other				14	17	10
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	20	17	2
Savoie connectée	Fiber infrastructure operator	XPFibre.Co (70%)	30%	17	7	7
IRISnet	Telecommunications operator in Belgium	Ministry of the Brussels-Capital Region (MBCR) (53%)	22%	7	6	6
Other				4	3	3
Total associates and joint ventures				1,491	1,486	1,440

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2023	2022	2021
Interests in associates and joint ventures - in the opening balance	1,486	1,440	98
Dividends	(16)	(5)	(3)
Share of profits (losses)	(29)	(2)	3
Change in components of other comprehensive income (1)	(12)	51	3
Changes in the scope of consolidation (2)	4	(3)	1,345
Change in capital	33	11	3
Translation adjustment	21	(2)	(4)
Reclassifications and other items	4	(3)	(6)
Interests in associates and joint ventures - in the closing balance	1,491	1,486	1,440

(1)   In 2023, includes the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in the other comprehensive income of Orange Concessions for. (14) million euros and of the FiberCo in Poland for (12) million euros.

In 2022, included the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in the other comprehensive income of Orange Concessions for. 33 million euros and of the FiberCo in Poland for 18 million euros.

(2)   In 2021, changes in the scope of consolidation mainly concerned Orange Concessions and the FiberCo in Poland.

The main transactions between the Group and companies consolidated using the equity method are presented in Note 12.

11.2      Key figures from associates and joint ventures

The key figures relating to Orange Concessions and Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures from financial statements of entities taken as a whole):

(in millions of euros)	December 31, 2023		December 31, 2022		December 31, 2021
	Orange Concessions	Światlowód Inwestycje Sp. z o.o.	Orange Concessions	Światlowód Inwestycje Sp. z o.o.	Orange Concessions	Światlowód Inwestycje Sp. z o.o.
Assets
Non-current assets	3,639	577	3,699	372	3,029	168
Current assets	408	186	417	197	519	171
Total assets	4,046	763	4,115	569	3,548	339
Liabilities
Shareholder’s equity	2,026	306	2,117	281	1,991	257
Non-current liabilities	1,540	359	1,494	198	1,054	45
Current liabilities	480	97	505	90	502	36
Total equity and liabilities	4,046	763	4,115	569	3,548	339
Income statement
Revenue	623	45	768	29	112	7
Operating income	(61)	(8)	(7)	(4)	(16)	(3)
Finance costs, net	(25)	(13)	(35)	(5)	(5)	16
Income tax	15	4	8	1	7	(3)
Net income	(71)	(17)	(35)	(8)	(14)	10

11.3      Contractual commitments on interests in associates and joint ventures

Public Initiative Networks commitments

As part of the roll-out of the high-speed and very high-speed broadbrand network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium HIN, comprising La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF resulting in the loss of Orange’s exclusive control over this entity and its subsidiaries. The Orange Concessions group is jointly controlled with the consortium and is consolidated in the financial statements of the Orange group according to the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, i.e. 1,336 million euros at December 31, 2023.

Accounting policies

The carrying value of interests in associates or joint ventures corresponds to the initial acquisition cost plus the share of net income for the period. If an associate or joint venture incurs losses and the carrying value of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and whenever there is objective evidence of impairment loss, such as a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying value, the recoverable amount being the higher of the value in use and the fair value less transaction costs. The unit of account is the whole investment. Any impairment loss is recognized in the "share of profits (losses) of associates and joint ventures". Impairment losses can be reversed once the recoverable amount exceeds the carrying value.

Note 12     Related party transactions

Transactions with the French State and affiliated bodies

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA.

The communication services provided to the French State are awarded as part of a competitive process arranged by each department according to the nature of the service. They have no material impact on consolidated revenues.

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except for the use of spectrum resources. These resources are allocated after a competitive process.

Transactions with the main associates and joint ventures

The transactions between the Group and its associates and joint ventures are reflected as follows in Orange’s Consolidated Financial Statements:

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Assets
Non-current financial assets	43	43	43
Trade receivables	226	254	417
o/w Orange Concessions (1)	177	209	372
Current financial assets	10	12	12
Other current assets	16	40	52
Liabilities
Current financial liabilities	3	0	0
Trade payables	13	11	14
Other current liabilities	1	2	1
Customer contract liabilities	204	154	153
o/w Światlowód Inwestycje Sp.z o.o. (2)	202	146	151
Income statement
Revenue	639	726	139
o/w Orange Concessions	600	705	124
Operating income	588	700	135
Finance costs, net	(0)	2	1
Net income	588	702	129

(1)   Transactions between the Group and Orange Concessions mainly comprise Orange SA receivables from Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.

(2)   Customer contract liabilities mainly correspond to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to the FiberCo in Poland.

Accounting policies

Orange group’s related parties are listed below:

−    the Group’s key management personnel and their families (see Note 6.4);

−    the French State, Bpifrance Participations, central State departments and companies controlled by the French state (see Notes 10 and 15);

−    associates, joint ventures and companies in which the Group holds a significant stake (see Note 11);

−    shareholders legal entities exercising ultimate control, joint control or significant influence over subsidiaries and affiliates.

Note 13     Financial assets, liabilities and financial results (telecom activities)

13.1      Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and distinguish the performance of telecom activities from the performance of the Mobile Financial Services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas. Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 presents the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2023.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities/mobile finance services
Non-current financial assets related to Mobile Financial Services activities	297	-		297	17.1.1	-
Non-current financial assets	1,036	1,063	13.7	-		(27) (1)
Non-current derivatives assets	956	886	13.8	70	17.1.3	-
Current financial assets related to Mobile Financial Services activities	3,184	-		3,192	17.1.1	(7)
Current financial assets	2,713	2,713	13.7	-		-
Current derivatives assets	37	37	13.8	-	17.1.3	-
Cash and cash equivalents	5,618	5,504	14.3	113		-
Total	13,841	10,204		3,672		(35)
Non-current financial liabilities related to Mobile Financial Services activities	73	-		100	17.1.2	(27) (1)
Non-current financial liabilities	30,535	30,535	13.3	-		-
Non-current derivatives liabilities	225	205	13.8	19	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,073	-		3,073	17.1.2	-
Current financial liabilities	5,451	5,458	13.3	-		(7)
Current derivatives liabilities	40	40	13.8	-	17.1.3	-
Total	39,396	36,238		3,193		(35)

(1)   Loan granted by Orange SA to Orange Bank.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities/mobile finance services
Non-current financial assets related to Mobile Financial Services activities	656	-		656	17.1.1	-
Non-current financial assets	977	1,004	13.7	-		(27) (1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,742	-		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	-		-
Current derivatives assets	112	112	13.8	-	17.1.3	-
Cash and cash equivalents	6,004	5,846	14.3	158		-
Total	16,489	12,846		3,677		(33)
Non-current financial liabilities related to Mobile Financial Services activities	82	-		109	17.1.2	(27) (1)
Non-current financial liabilities	31,930	31,930	13.3	-		-
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,034	-		3,034	17.1.2	-
Current financial liabilities	4,702	4,708	13.3	-		(6)
Current derivatives liabilities	51	51	13.8	-	17.1.3	-
Total	40,196	37,024		3,205		(33)

(1)   Loan granted by Orange SA to Orange Bank.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2021.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities/mobile finance services
Non-current financial assets related to Mobile Financial Services activities	900	-		900	17.1.1	-
Non-current financial assets	950	977	13.7	-		(27) (1)
Non-current derivatives assets	683	682	13.8	0	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,381	-		2,385	17.1.1	(4)
Current financial assets	2,313	2,313	13.7	-		-
Current derivatives assets	7	7	13.8	-	17.1.3	-
Cash and cash equivalents	8,621	8,188	14.3	433		-
Total	15,855	12,168		3,719		(32)
Non-current financial liabilities related to Mobile Financial Services activities	-	-		28	17.1.2	(27) (1)
Non-current financial liabilities	31,922	31,922	13.3	-		-
Non-current derivatives liabilities	220	161	13.8	59	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,161	-		3,161	17.1.2	-
Current financial liabilities	3,421	3,426	13.3	-		(4)
Current derivatives liabilities	124	124	13.8	-	17.1.3	-
Total	38,848	35,633		3,247		(32)

(1)   Loan granted by Orange SA to Orange Bank.

13.2      Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains & losses mainly include the revaluation in euros of bonds (Note 13.5) and bank loans denominated in foreign currencies as well as the symmetrical revaluation, where applicable, of the associated hedges as defined by IFRS 9.

In 2022 and 2021, foreign exchange gains and losses also included the effects of the revaluation of trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value. Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

Income and expenses on assets included in net financial debt mainly comprise interest on the Group’s financial assets of 283 million euros in 2023, 48 million euros in 2022 and (3) million euros in 2021.

Other net financial expenses are mainly composed of interests on lease liabilities for (258) million euros in 2023, (145) million euros in 2022 and (120) million euros in 2021 (see Note 9.2).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Other gains and losses related to financial assets and liabilities are recognized in operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedge derivatives) in the amount of (17) million euros in 2023, (31) million euros in 2022 and (19) million euros in 2021.

(in millions of euros)	Finance costs, net						Other comprehensive income
	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2023
Financial assets	-	283	283	36	13		5
Financial liabilities	(1,152)	-	(1,152)	59	(0)		-
Lease liabilities	-	-	-	-	(258)		-
Derivatives	65	-	65	(128)	-		(297)
Discounting expense	-	-	-	-	(125)		-
Total	(1,087)	283	(804)	(32)	(370)	(1,206)	(292)
2022
Financial assets	-	48	48	(38)	55		(110)
Financial liabilities	(1,023)	-	(1,023)	(196)	0		-
Lease liabilities	-	-	-	-	(145)		-
Derivatives	245	-	245	137	(0)		288
Discounting expense	-	-	-	-	(3)		-
Total	(779)	48	(731)	(97)	(92)	(920)	178
2021
Financial assets	-	(3)	(3)	47	75		11
Financial liabilities	(1,018)	-	(1,018)	(637)	(0)		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	188	-	188	655	0		322
Discounting expense	-	-	-	-	31		-
Total	(830)	(3)	(833)	65	(14)	(782)	332

(1)   Includes interests on debts related to financed assets of (14) million euros in 2023, (3) million euros in 2022 and (1) million euros in 2021.

13.3      Net financial debt

The definition of net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 9.2) and includes debt related to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31, 2023	December 31, 2022	December 31, 2021
TDIRA	13.4	643	638	636
Bonds	13.5	28,919	29,943	29,010
Bank loans and from development organizations and multilateral lending institutions	13.6	3,339	3,309	3,206
Debt relating to financed assets		411	316	245
Cash collateral received	14.5	586	1,072	389
NEU Commercial Paper (1)		1,247	1,004	1,457
Bank overdrafts		234	250	342
Other financial liabilities (2)		615	105	64
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt		35,993	36,638	35,348
Current and non-current derivatives (liabilities)	13.8	245	386	285
Current and non-current derivatives (assets)	13.8	(923)	(1,455)	(689)
Other comprehensive income components related to unmatured hedging instruments	13.8	(110)	114	(192)
Gross financial debt after derivatives (a)		35,205	35,684	34,751
Cash collateral paid (3)	14.5	(21)	(38)	(27)
Investments at fair value (4)	14.3	(2,678)	(4,500)	(2,266)
Cash equivalents	14.3	(2,444)	(3,178)	(5,479)
Cash		(3,060)	(2,668)	(2,709)
Other financial assets		(0)	(2)	(0)
Assets included in the calculation of net financial debt (b)		(8,203)	(10,386)	(10,481)
Net financial debt (a) + (b)		27,002	25,298	24,269

(1)   Negotiable European Commercial Paper (formerly called "commercial paper").

(2)   Includes 279 million euros recognized in relation to the purchase option granted by Orange Belgium to Nethys in connection with the acquisition of VOO in 2023 (Note 3.2), and also includes 198 million euros in subordinated notes reclassified as current financial liabilities following the announcement on December 13, 2023 of Orange’s intention to exercise its redemption option on February 7, 2024 in respect of these notes (Note 15.4).

(3)   Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, is deducted from gross financial debt.

(4)   Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mainly held by the Group’s parent company, Orange SA.

The debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.9):

(in millions of euros)	December 31, 2022	Cash flows	Other changes with no impact on cash flows			December 31, 2023
			Changes in the scope of consolidation	Foreign exchange movement	Other (1)
TDIRA	638	-	-	-	4	643
Bonds	29,943	(979)	-	(54)	9	28,919
Bank loans and from development organizations and multilateral lending institutions	3,309	(117)	147	(16)	16	3,339
Debt relating to financed assets	316	(117)	-	-	212	411
Cash collateral received	1,072	(487)	-	-	-	586
NEU Commercial Paper	1,004	235	-	-	8	1,247
Bank overdrafts	250	15	-	(31)	-	234
Other financial liabilities	105	(26)	336 (2)	(3)	202 (3)	615
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	36,638	(1,476)	483	(104)	452	35,993
Net derivatives	(1,069)	5	-	59	326	(678)
Cash collateral paid	(38)	17	-	0	-	(21)
Cash flows from financing activities		(1,454)

(1)   Mainly includes changes in accrued interests not yet due.

(2)   Includes 279 million euros recognized in relation to the purchase option granted by Orange Belgium to Nethys in connection with the acquisition of VOO in 2023 (Note 3.2).

(3)   Includes 198 million euros in subordinated notes reclassified as current financial liabilities following the announcement on December 13, 2023 of Orange’s intention to exercise its redemption option on February 7, 2024 in respect of these notes (Note 15.4).

(in millions of euros)	December 31, 2021	Cash flows	Other changes with no impact on cash flows			December 31, 2022
			Changes in the scope of consolidation	Foreign exchange movement	Other (1)
TDIRA	636	-	-	-	2	638
Bonds	29,010	813	-	88	32	29,943
Bank loans and from development organizations and multilateral lending institutions	3,206	135	6	(28)	(11)	3,309
Debt relating to financed assets	245	(97)	-	-	168	316
Cash collateral received	389	684	-	-	(0)	1,072
NEU Commercial Paper	1,457	(456)	-	-	3	1,004
Bank overdrafts	342	(39)	0	(46)	(7)	250
Other financial liabilities	64	(1)	4	4	35	105
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,348	1,038	10	18	222	36,638
Net derivatives	(405)	(91)	-	(213)	(360)	(1,069)
Cash collateral paid	(27)	(12)	-	0	-	(38)
Cash flows from financing activities		936

(1)   Mainly includes changes in accrued interest not yet due.

(in millions of euros)	December 31, 2020	Cash flows	Other changes with no impact on cash flows			December 31, 2021
			Changes in the scope of consolidation	Foreign exchange movement	Other (1)
TDIRA	636	-	-	-	(0)	636
Bonds	29,848	(1,385)	-	599	(52)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	0	27	3	3,206
Debt relating to financed assets	295	(80)	-	-	30	245
Cash collateral received	31	358	-	-	0	389
NEU Commercial Paper	555	903	-	-	(1)	1,457
Bank overdrafts	154	173	-	15	-	342
Other financial liabilities	70	(136)	(41)	3	168	64
Current and non-current financial liabilities excluding derivatives included in the calculation of net financial debt	35,260	(663)	(41)	644	148	35,348
Net derivatives	510	201	-	(457)	(659)	(405)
Cash collateral paid	(642)	615	-	0	-	(27)
Cash flows from financing activities		153

(1)   Mainly includes changes in accrued interest not yet due.

Net financial debt by currency

Net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operating items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	25,647	3,992	2,936	52	183	99	542	1,754	35,205
Financial assets included in the calculation of net financial debt	(6,533)	(105)	(1)	(35)	(65)	(84)	(76)	(1,304)	(8,203)
Net debt by currency before effect of foreign exchange derivatives (1)	19,114	3,888	2,934	17	118	15	465	450	27,002
Effect of foreign exchange derivatives	6,680	(4,016)	(2,932)	839	-	-	-	(571)	-
Net financial debt by currency after effect of foreign exchange derivatives	25,795	(129)	3	856	118	15	465	(121)	27,002

(1)   Including the market value of derivatives in local currency.

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalents in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

−    held in order to face short-term cash commitments; and

−    short-term and highly liquid assets at the acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to repurchase non-controlling interests are recognized at fair value through profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the liability, using the effective interest rate method.

Some financial liabilities at amortized cost, including borrowings, are subject to hedging. This mainly relates to the hedging of payables in foreign currencies against the exposure of their future cash flows to foreign exchange risk (cash flow hedging).

13.4      TDIRA

Perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or TDIRAs) with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers or AMF - French Financial Markets Authority) on February 24, 2003. At December 31, 2023, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 622.844 shares to one TDIRA (i.e. a conversion price of 22.638 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor + 2.5%.

TDIRAs are subject to split accounting with one part treated as equity and another part as a liability. For the securities outstanding at December 31, 2023, the "equity" component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Number of securities	44,880	44,880	44,880
Equity component before deferred taxes	152	152	152
Debt component	643	638	636
o/w accrued interests not yet due	10	6	3
Paid interests	36	16	13

Accounting policies

Some Group financial instruments include both a financial debt component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the debt component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issuance to comparable instruments providing substantially the same conditions, but without the option to convert to or redeem for shares. This debt component is subsequently recognized at amortized cost.

The equity component, originally calculated as the difference between the notional value of the instrument and the fair value of the debt component, remains the same throughout the life of the instrument.

13.5      Bonds

In 2023, the Group carried out the following bond issues:

Notional currency	Initial nominal amount (in millions of currency)	Maturity	Interest rate (%)	Issuer	Type of operations	Amounts (in millions of euros)
EUR	500	September 11, 2035	3.875 (1)	Orange SA	Issuance	500
Total of issuances						500
EUR	500	March 1, 2023	2.500	Orange SA	Repayment at maturity	(500)
EUR	750	September 11, 2023	0.750	Orange SA	Repayment at maturity	(744)
HKD	700	October 6, 2023	3.230	Orange SA	Repayment at maturity	(85)
HKD	410	December 22, 2023	3.550	Orange SA	Repayment at maturity	(48)
MAD	1,090	December 18, 2025	3.970	Médi Telecom	Regular annual basis repayment	(14)
MAD	720	December 18, 2025	1Y BDT + 1.00 (2)	Médi Telecom	Regular annual basis repayment	(9)
MAD	1,002	December 10, 2026	3.400	Médi Telecom	Regular annual basis repayment	(13)
MAD	788	December 10, 2026	1Y BDT + 0.85 (2)	Médi Telecom	Regular annual basis repayment	(10)
MAD	300	June 3, 2026	2.600	Médi Telecom	Regular annual basis repayment	(7)
MAD	1,200	June 3, 2026	1Y BDT + 0.55 (2)	Médi Telecom	Regular annual basis repayment	(27)
XOF	100,000	July 16, 2027	6.500	Sonatel	Regular annual basis repayment	(30)
Total of repayments						(1,488)

(1)   Bond with a Step-up clause (clause that triggers a change in the coupon rate if Orange breaches its sustainable performance commitments, see Note 14.4).

(2)   The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

The unmatured bonds at December 31, 2023, presented below, were all issued by Orange SA, with the exception of three commitments (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom and Sonatel which are redeemable on a regular annual basis, at December 31, 2023, the bonds issued by the Group are redeemable at maturity. No specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance at the request of the issuer.

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2023	December 31, 2022	December 31, 2021
Bonds matured before December 31, 2023				-	1,377	1,876
EUR	650	January 9, 2024	3.125	650	650	650
EUR	1,250	July 15, 2024	1.125	1,250	1,250	1,250
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	800	800
NOK	500	September 17, 2025	3.350	44	48	50
CHF	400	November 24, 2025	0.200	432	406	387
GBP	350	December 5, 2025	5.250	302	296	312
MAD	1,090	December 18, 2025	3.970	28	42	59
MAD (1)	720	December 18, 2025	1Y BDT + 1.00	19	28	39
MAD	300	June 3, 2026	2.600	17	24	-
MAD (1)	1,200	June 3, 2026	1Y BDT + 0.55	69	94	-
EUR	700	June 29, 2026	0.000	700	700	700
EUR	750	September 4, 2026	0.000	750	750	750
EUR	75	November 30, 2026	4.125	75	75	75
MAD	1,002	December 10, 2026	3.400	39	51	68
MAD (1)	788	December 10, 2026	1Y BDT + 0.85	31	40	54
EUR	750	February 3, 2027	0.875	750	750	750
EUR	750	July 7, 2027	1.250	750	750	750
XOF	100,000	July 15, 2027	6.500	122	152	152
EUR	500	September 9, 2027	1.500	500	500	500
EUR	1,000	March 20, 2028	1.375	1,000	1,000	1,000
EUR	50	April 11, 2028	3.220	50	50	50
NOK	800	July 24, 2028	2.955	71	76	80
GBP	500	November 20, 2028	8.125	575	564	595
EUR	1,250	January 15, 2029	2.000	1,250	1,250	1,250
EUR	150	April 11, 2029	3.300	150	150	150
CHF	100	June 22, 2029	0.625	108	102	97
EUR	500	September 16, 2029	0.125	500	500	500
EUR	1,000	January 16, 2030	1.375	1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875	1,200	1,200	1,200
EUR	105	September 17, 2030	2.600	105	105	105
EUR	100	November 6, 2030	0.000 (2)	100	100	100
USD	2,500	March 1, 2031	9.000 (3)	2,227	2,308	2,173
EUR	300	May 29, 2031	1.342	300	300	300
EUR	750	November 16, 2031	3.625	750	750	-
EUR	50	December 5, 2031	4.300 (zero coupon)	82	79	75
EUR	50	December 8, 2031	4.350 (zero coupon)	83	80	77
EUR	50	January 5, 2032	4.450 (zero coupon)	80	77	74
GBP	750	January 15, 2032	3.250	863	846	893
EUR	750	April 7, 2032	1.625	750	750	750

(1)   Bonds issued by Médi Telecom. The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

(2)   Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years × 166% fixed annually (0% for November 2024 maturity), floored at 0% and capped at 4% until 2023 and at 5% thereafter.

(3)   Bond with a Step-up clause (clause that triggers a change in the coupon rate if Orange’s credit rating from the rating agencies changes - see Note 14.3).

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2023	December 31, 2022	December 31, 2021
EUR	500	May 18, 2032	2.375	500	500	-
EUR	1,000	September 4, 2032	0.500	1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
EUR	1,000	December 16, 2033	0.625	1,000	1,000	1,000
GBP	500	January 23, 2034	5.625	575	564	595
HKD	939	June 12, 2034	3.070	109	113	106
EUR	800	June 29, 2034	0.750	800	800	800
EUR	300	July 11, 2034	1.200	300	300	300
EUR	500	September 11, 2035	3.875 (4)	500	-	-
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	814	844	795
USD	850	February 6, 2044	5.500	769	797	750
EUR	750	September 4, 2049	1.375	750	750	750
GBP	500	November 22, 2050	5.375	575	564	595
Outstanding amount of bonds				28,623	29,654	28,737
Accrued interests				443	454	445
Other				(147)	(164)	(172)
Total				28,919	29,943	29,010

(4)   Bond with a Step-up clause (clause that triggers a change in the coupon rate if Orange’s breaches its sustainable performance commitments, see note 14.4).

13.6      Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Médi Telecom	336	183	167
Orange Côte d’Ivoire	304	253	140
Sonatel	238	266	244
Orange Mali	217	201	207
Orange Egypt	167	163	137
VOO	85	-	-
Orange Bail	36	12	3
Orange Burkina Faso	33	36	42
Orange Madagascar	24	12	18
Orange Jordanie	18	35	49
Orange Cameroon	12	36	78
Orange Polska	9	10	6
Other	15	15	15
Bank loans	1,493	1,222	1,105
Orange SA (1)	1,846	2,087	2,101
Loans from development organizations and multilateral lending institutions (2)	1,846	2,087	2,101
Total	3,339	3,309	3,206

(1)   In 2023, Orange SA negotiated a new loan of 500 million euros, maturing in 2030 and repaid a loan at maturity of 750 million euros. In 2021, Orange SA repaid at maturity a loan of 190 million euros.

(2)   Entirely the European Investment Bank.

13.7      Financial assets

Financial assets break down as follows:

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	490	-	490	419	431
Investments securities	490	-	490	419	431
Financial assets at fair value through profit or loss	194	2,678	2,871	4,745	2,496
Investments at fair value (1)	-	2,678	2,678	4,500	2,266
Investments securities	173	-	173	206	203
Cash collateral paid (2)	21	0	21	38	27
Other	-	-	-	2	-
Financial assets at amortized cost	379	36	415	381	363
Receivables related to investments (3)	69	25	94	106	105
Other	310	11	321	275	258
Total financial assets	1,063	2,713	3,776	5,545	3,290

(1)   NEU Commercial Paper and bonds only (see Note 14.3).

(2)   See Note 14.5.

(3)   Including a loan of 27 million euros from Orange SA to Orange Bank.

Equity securities

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	2023	2022	2021
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the opening balance	419	432	431
Acquisitions (1)	72	98	85
Changes in fair value (2)	(2)	(108)	11
Sales	(4)	(7)	(95)
Other movements	5	3	0
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the closing balance	490	419	432

(1)   In 2022, included the effect of Deezer’s initial public offering for 77 million euros (see Note 3.2).

(2)   Deezer’s share price at December 31, 2022 led to a decrease in the fair value of (54) million euros (see Note 3.2).

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Equity securities measured at fair value through profit or loss

(in millions of euros)	2023	2022	2021
Investment securities measured at fair value through profit or loss - in the opening balance	205	203	141
Changes in fair value	(25)	10	34
Other movements	(8)	(8)	27
Investment securities measured at fair value through profit or loss - in the closing balance	173	205	203

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and UCITS (Undertakings for Collective Investment in Transferable Securities), which are compliant with the Group’s liquidity risk management policy, may be designated by Orange as recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in fair value are recorded in net financial costs, net.

−    Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

−    Financial assets at amortized cost (AC)

This category mainly includes miscellaneous loans and receivables. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset’s carrying value is higher than its recoverable amount. For these financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8      Derivatives

13.8.1     Market value of derivatives

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Hedging derivatives	583	893	484
Cash flow hedge derivatives	583	893	484
Derivatives held for trading (1)	95	176	(79)
Net derivatives (2)	678	1,069	405

(1)   Mainly related to the effect of the economic hedges of subsidiaries for 35 million euros in 2023, 140 million euros in 2022 and 90 million euros in 2021, the effect of hedges entered into in the context of future issuances for 56 million euros in 2023, 64 million euros in 2022 and 18 million euros in 2021, and the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4)) for (70) million euros in 2022 and (165) million euros in 2021.

(2)   Of which foreign exchange effects of the cross currency swaps (classified as hedging or trading) hedging foreign exchange risk on the notional amount of gross debt for 635 million euros in 2023, 694 million euros in 2022 and 657 million euros in 2021. The foreign exchange effect of the cross currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in the case of a new instrument).

The risks hedged by these derivatives are described in Note 14. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 14.5.

Accounting policies

Derivatives are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading derivatives).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are economic hedge derivatives not classified as hedges for accounting purposes. Changes in the value of these instruments are recognized directly in profit or loss.

Hedge accounting is applicable when:

−    at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

−    the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged item to be almost fully offset by changes in the fair value of the hedging instrument.

There are three types of hedging accounting:

−    a fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is remeasured at fair value in the statement of financial position. Changes in this fair value are recognized in the income statement and offset by symmetrical changes in the fair value of financial hedging instruments to the extent of the hedge effectiveness;

−    a cash flow hedge is a hedge of exposure to changes in cash flows attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a transaction believed to be highly probable (such as a future purchase or sale) which could affect profit or loss. As the hedged item is not recognized in the statement of financial position, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

−    a net investment hedge is a hedge of exposure to changes in value attributable to the foreign exchange risk of a net investment in a foreign operation, which could affect profit or loss on the disposal of the foreign operation. The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on disposal of the net investment.

For transactions qualified as fair value hedges and for economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item is a commercial transaction and in finance costs, net when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

−    fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

−    cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight-line basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the foreign currency basis spread of cross currency swaps designated as cash flow hedges, the Group has chosen to designate these as hedging costs. This option enables recognition of these effects in other comprehensive income and amortization of the cost of the basis spread in profit or loss over the period of the hedge.

13.8.2     Cash flow hedges

The main purpose of the Group’s cash flow hedges is to neutralize foreign exchange risk on future cash flows (notional, coupons) or to switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in the income statement was not significant during the periods presented. The main hedges unmatured at December 31, 2023, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	583	Cross currency swap	Forward FX swap Option	Interest rate swap Option	Commodity contracts
Carrying amount - asset	735	703	1	0	31
Carrying amount - liability	(152)	(143)	(5)	(3)	-
Change in cash flow hedge reserve	(263)	(236)	9	1	(38)
Gain (loss) recognized in other comprehensive income	(227)	(200)	10	1	(38)
Reclassification in financial result	(36)	(36)	0	-	-
Reclassification in operating income	2	-	2	-	-
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	-	-
Cash flow hedge reserve	237	218	(2)	(0)	22
o/w related to unmatured hedging instruments	(110)	(129)	(2)	(0)	22
o/w related to discontinued hedges	347	347	-	-	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

The main hedges unmatured at December 31, 2022, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	893	Cross currency swap	Forward FX swap Option	Interest rate swap Option	Commodity contracts
Carrying amount - asset	1,065	1,002	3	-	74
Carrying amount - liability	(172)	(156)	(11)	(5)	-
Change in cash flow hedge reserve	288	225	(6)	9	60
Gain (loss) recognized in other comprehensive income	304	244	(8)	9	59
Reclassification in financial result	(19)	(19)	-	0	-
Reclassification in operating income	(1)	-	(1)	-	(0)
Reclassification in initial carrying amount of hedged item	4	-	4	-	0
Cash flow hedge reserve	497	457	(4)	(5)	49
o/w related to unmatured hedging instruments	114	74	(4)	(5)	49
o/w related to discontinued hedges	383	383	-	(0)	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	484	Cross currency swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	576	575	1	-
Carrying amount - liability	(91)	(76)	(0)	(14)
Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	-
Reclassification in operating income	(0)	-	0	(0)
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	0
Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	-	0
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Finance Lease
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Current and non-current financial liabilities

The nominal amounts of the main cash flow hedges as of December 31, 2023 are presented below.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2024	2025	2026	2027	2028 and beyond
Orange SA
Cross currency swaps
CHF	-	400	-	-	100 (1)
GBP	-	262	-	-	2,250 (2)
HKD	-	-	-	-	939 (3)
NOK	-	500	-	-	800 (4)
USD	-	-	-	-	4,200 (5)
Interest rate swaps
EUR	-	-	-	-	350 (6)
FX Forward
USD	120	-	-	-	-
Commodity hedging
PLN	10	16	17	19	71

(1)   100 million Swiss francs maturing in 2029.

(2)   500 million pounds sterling maturing in 2028, 750 million pounds sterling maturing in 2032, 500 million pounds sterling maturing in 2034 and 500 million pounds sterling maturing in 2050.

(3)   939 million Hong Kong dollars maturing in 2034.

(4)   800 million Norwegian kroner maturing in 2028.

(5)   2,450 million US dollars maturing in 2031, 900 million US dollars maturing in 2042 and 850 million US dollars maturing in 2044.

(6)   350 million euros maturing in 2030.

Note 14     Information on market risk and fair value of financial assets and liabilities (telecom activities)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.10) and net financial debt (see Note 13.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee member in charge of Finance, Performance and Development and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions carried out, financial results).

Macroeconomic events and their consequences on the financial market did not call into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1      Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, is estimated at 91% at December 31, 2023, 96% at December 31, 2022 and 94% at December 31, 2021.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would increase the annual cost of gross financial debt by 14 million euros, while a decrease of 1% would lower it by 12 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would improve the market value of derivatives designated as cash flow hedges and increase the associated cash flow hedge reserves by approximately 695 million euros. A 1% decrease in euro interest rates would reduce their market value and decrease the cash flow hedge reserve by approximately 696 million euros.

14.2      Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of devices and equipment sold or leased to customers and purchases from or sales to international carriers.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 13.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

−    dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk from the date of the relevant subsidiary’s Shareholders’ Meeting;

−    financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

−    Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling and Swiss franc). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, Orange Polska and Orange Egypt, and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA and Orange Egypt are the entities bearing the main foreign exchange risk, including internal transactions that generate a net foreign exchange gain or loss in the Consolidated Financial Statements.

(in millions of currency units)	Exposure in currency units						Sensitivity analysis
	EUR	USD	GBP	PLN	CHF	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	8	0	(1)	(13)	(7)	1	(1)
Orange Polska	(116)	(6)	-	-	-	(121)	11	(13)
Orange Egypt	-	(83)	-	-	-	(75)	7	(8)
Total (currencies)	(116)	(80)	0	(1)	(13)	(202)

Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of the assets of subsidiaries and shareholdings denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account Mobile Financial Services activities (mainly in euros).

(in millions of euros)	Contribution to consolidated net assets									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a) (1)	51,599	232	68	3,591	732	547	1,012	4,320	62,101	(955)	1,167
Net debt by currency including derivatives (b) (2)	(25,795)	129	(3)	(856)	(118)	(15)	(465)	121	(27,002)	110	(134)
Net assets by currency (a) + (b)	25,804	360	65	2,735 (3)	614	532	547	4,441	35,098	(845)	1,033

(1)   Excluding components of net financial debt.

(2)   Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).

(3)   Share of net assets attributable to owners of the parent company in zlotys amounts to 1,386 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the Consolidated Financial Statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenue	31,620	1,154	272	2,822	751	462	700	6,340	44,122	(1,137)	1,389
EBITDAaL	9,310	183	6	695	298	189	200	2,154	13,035	(339)	414
Operating income	2,876	108	(7)	270	171	107	62	1,382	4,969	(190)	233

14.3      Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

−    regular issues in the bond markets;

−    occasional financing through loans from multilateral or development lending institutions;

−    issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial Paper, formerly called "commercial paper").

Liquidity of investments

Orange invests its cash surpluses in cash equivalents that meet IAS 7 cash equivalent criteria or at fair value investments (negotiable debt securities, bonds with a maturity of no more than two years, UCITS and term deposits). These investments prioritize minimizing the risk of capital loss over performance.

Cash, cash equivalents and fair value investments are held mainly in France and other European Union countries, which are not subject to restrictions on convertibility or exchange controls.

Smoothing debt maturities

The policy followed by Orange is to apportion debt maturities evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

−    amounts in foreign currencies are translated into euros at the year-end closing rate;

−    future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

−    TDIRAs being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, as the interest payable on the bonds is due over an undetermined period (see Note 13.4), only interest payable for the first period is included (including interest payments for other periods would not provide relevant information);

−    the maturities of revolving credit lines are the contractual maturity dates;

−    "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2023	2024	2025	2026	2027	2028	2029 and beyond	Other items (1)
TDIRA	13.4	643	10	-	-	-	-	-	633
Bonds	13.5	28,919	2,455	2,440	1,596	2,031	1,697	18,848	(147)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,339	825	895	489	490	116	536	(13)
Debt relating to financed assets	13.3	411	124	108	91	70	17	-	-
Cash collateral received	13.3	586	586	-	-	-	-	-	-
Neu Commercial Papers (2)	13.3	1,247	1,254	-	-	-	-	-	(7)
Bank overdrafts	13.3	234	234	-	-	-	-	-	-
Other financial liabilities	13.3	615	562	5	5	5	0	38	-
Derivatives (liabilities)	13.3	245	1	27	12	-	20	3	-
Derivatives (assets)	13.3	(923)	(6)	(80)	(6)	(6)	(6)	(652)	-
Other Comprehensive Income related to unmatured hedging instruments	13.3	(110)	-	-	-	-	-	-	-
Gross financial debt after derivatives		35,205	6,047	3,395	2,188	2,590	1,843	18,772	466
Trade payables		11,597	9,989	193	149	188	590	488	-
Total financial liabilities (including derivatives assets)		46,803	16,035 (3)	3,588	2,337	2,778	2,433	19,260	466
Future interests on financial liabilities (4)			1,440	933	816	905	807	4,128	-

(1)   Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.

(2)   Negotiable European Commercial Paper (formerly called "commercial paper").

(3)   Amounts presented for 2024 correspond to notional and accrued interests not yet due (for 494 million euros).

(4)   Mainly future interests on bonds for 8,150 million euros, on bank loans for 323 million euros and on derivatives instruments for (1,366) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other groups.

At December 31, 2023, the liquidity position of Orange’s telecom activities amounts to 14,302 million euros and exceeds the repayment obligations of its gross financial debt in 2024. It breaks down as follows:

At December 31, 2023, the Orange group’s telecom activities has access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. The available undrawn amount of the credit facilities is 6,120 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amounted to 2,444 million euros, mainly at Orange SA, comprising 1,979 million euros of UCITS and 100 million euros of term deposits.

Investments at fair value amounted to 2,678 million euros, exclusively at Orange SA, comprising 2,485 million euros of NEU Commercial Paper and 166 million euros of bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

−    one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion US dollars maturing in 2031 (equivalent to 2.3 billion euros at December 31, 2023) is subject to a Step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%. And since then, the bond has been bearing interest of 9%;

−    the margin of the 6 billion euro syndicated credit facility signed on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2023, this credit facility was undrawn.

Orange’s rating did not change during 2023. For Moody’s Investors Service (Moody’s), the outlook included in the rating changed during 2023, from stable to positive.

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Positive	Stable
Short-term debt	A2	P2	F2

14.4      Financial ratios and commitments to sustainability targets

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA have pledged to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main commitments are as follows:

−    Orange Egypt: in respect of bank financing agreements signed in 2018 and 2022, of which the total amount outstanding at December 31, 2023 is 3,050 million Egyptian pounds and 83 million US dollars (i.e. 164 million euros), Orange Egypt is required to comply with a "net senior debt to reported EBITDA" ratio;

−    Médi Telecom: in respect of its bank financing agreements signed in 2022, of which the total amount outstanding at December 31, 2023 is 3,659 million Moroccan dirhams (i.e. 335 million euros), Médi Telecom is required to comply with ratios relating to its "net financial debt", "net financial debt/EBITDA" and "net equity";

−    Orange Côte d’Ivoire: in respect of its bank financing agreements signed in 2016 and 2019, of which the total amount outstanding at December 31, 2023 is 70 billion CFA francs (i.e. 107 million euros), Orange Côte d’Ivoire is required to comply with a "net debt to reported EBITDA" ratio;

These ratios were complied with at December 31, 2023.

Main commitments to sustainability targets

Orange SA is committed to social and environmental responsibility. This commitment is expressed, among other things, by the introduction of financial liabilities that include a Step-up clause to change the coupon rates if Orange fails to meet its sustainability target:

−    on November 23, 2022, Orange signed with 27 international banks a 6 billion euros multi-currency syndicated revolving credit facility indexed on environmental and social indicators, to refinance in advance its previous syndicated loan maturing in December 2023. This sustainable refinancing illustrates the Group’s environmental, social and governance (ESG) commitments, with an indexation of the margin to the achievement of objectives relating to CO2 emissions (scopes 1 & 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversify its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. In October 2023, Orange exercised the first option enabling the initial maturity to be extended with the agreement of the lenders as follows: 5,872 million euros maturing in November 2028 and 128 million euros retaining the initial maturity of November 2027;

−    on September 11, 2023 Orange carried out its first sustainability-linked bond issue, for a total nominal amount of 500 million euros, maturing in 2035, with a coupon rate of 3.875%. The bonds are linked to the Group’s target of reducing its greenhouse gas emissions (Scopes 1, 2 and 3) and its commitment to provide digital support and training to external beneficiaries.

Default or material adverse change clauses

Most of Orange’s financing agreements, notably including the 6 billion euros syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. However, most of these agreements include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

14.5      Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange considers that it has limited concentration in counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. Loans and other receivables mainly include elements for which the amount due but not provisioned is not material.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivative agreements. This selection takes particular note of the institutions’ credit ratings. Therefore:

−    for each non-banking counterparty selected for investments, limits are based on the ratings and maturities of the investments;

−    for each bank counterparty selected for investments and for derivatives, limits are based on equity, rating, CDS (credit default swaps, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for the netting of payables and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in the market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk of derivatives

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Collateralised Derivatives (net) (a)	647	1,014	408
Fair value of collateralised derivatives assets	867	1,374	690
Fair value of collateralised derivatives liabilities	(220)	(360)	(282)
Amount of cash collateral paid/(received) (b)	(565)	(1,034)	(362)
Amount of cash collateral paid	21	38	27
Amount of cash collateral received	(586)	(1,072)	(389)
Residual exposure to counterparty risk (a) + (b) (1)	82	(20)	46
Non collateralised Derivatives (net)	31	55	(3)
Fair value of non collateralised derivatives assets	56	81	-
Fair value of non collateralised derivatives liabilities	(25)	(26)	(3)

(1)   The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

The change in net cash collateral deposits between 2022 and 2023 is mainly due to the depreciation of the US dollar and the interest rate effect of derivatives hedging bonds denominated in US dollar. The change in net cash collateral received between 2021 and 2022 was mainly due to the appreciation of the US dollar and the depreciation of the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market interest rates (mainly euros) of +/- 1% would affect the fair value of derivatives hedging interest rate risk as follows:

A 10% increase or decrease in the euro exchange rate would affect the fair value of derivatives hedging foreign exchange risk as follows:

14.6      Commodity risk management (energy contracts)

The majority of the Group’s electricity needs are met through fixed-price or indexed forward purchase contracts, depending on the situation. In accordance with IFRS 9, contracts concluded on non-financial assets (electricity) to meet the normal business needs of the company and used solely for its business, rather than for speculation or arbitrage on energy price fluctuations, are not considered as derivatives (application of the "own-use" exemption in IFRS 9). The Group’s commitments under those contracts are presented as off-balance sheet commitments in Note 16.1.

To meet its commitments in terms of Net Zero Carbon by 2040, the Group enters into Power Purchase Agreements (PPA) for electricity generated by renewable sources.

These contracts may be physical (with physical delivery of electricity and therefore not leading to the recognition of derivative instruments), or virtual. Energy supply is achieved through a portfolio of contracts mixing PPA, Solar/Energy As A Service, power purchase contracts with different terms (market), and supply contracts (aggregation and distribution).

The Group is considering Virtual Power Purchase Agreements (VPPAs). These contracts result in the recognition of derivatives at fair value through profit or loss since there is no physical delivery of electricity. At December 31, 2023, the Group has only Virtual Power Purchase Agreements in Poland and Romania. These contracts are classified as cash flow hedges, the ineffective portion of which has a direct impact on the income statement. Fluctuations in the fair value of the effective portion of the hedge are recognized in other comprehensive income (see Note 13.8.2).

The table below sets out the Group’s main energy supply agreements at December 31, 2023.

	Energy Source	Overall contract volume (in GWh)	Signature date	Value Date	Maturity	Duration	Nature	Accounting Model
France
Boralex	Wind power	67	2021	2021	2025	5 years	Physical PPA	Own Use exemption
ENGIE	Solar power	76	2023	2025	2040	15 years	Physical PPA	Own Use exemption
Total Énergie	Solar power	100	2023	2025	2045	20 years	Physical PPA	Own Use exemption
ENGIE	Solar power	102	2023	2025	2045	20 years	Physical PPA	Own Use exemption
Poland
Enertrag-Dunowo Sp.	Wind power	1,274	2021	2024	2035	12 years	Virtual PPA	Cash Flow Hedge
EDF	Wind power	1,686	2022	2023	2030	8 years	Physical PPA	Own Use exemption
RPower	Solar power	585	2023	2024	2034	10.5 years	Physical PPA	Own Use exemption
WPD	Wind power	480	2020	2021	2031	10 years	Physical PPA	Own Use exemption
Romania
ENGIE Romania	Solar power	145	2023	2025	2029	4.5 years	Virtual PPA	Cash Flow Hedge
Enery Group	Solar power	400	2023	2025	2032	8 years	Virtual PPA	Cash Flow Hedge

The volumes hedged by renewable electricity supply contracts represent a proportion of around 10% of the Group’s annual consumption in 2023 (5,700 GWh in 2023, 5,594 GWh in 2022 and 5,154 GWh in 2021).

14.7      Equity market risk

Orange SA has no call options on its own shares and no commitments for forward purchases of shares. At December 31, 2023, it held 2,429,143 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The UCITS in which Orange invests for cash management purposes do not hold equities.

The Orange group is also exposed to equity risk through some of its retirement plan assets (see Note 6.2).

At December 31, 2023, the Group is not materially exposed to market risk on the shares of listed companies.

14.8      Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 13.3), this policy translates into liquidity management as described in Note 14.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

14.9      Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 26.3 billion euros at December 31, 2023, for a book value of 27.0 billion euros.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2023
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,046	6,046	-	6,046	-
Financial assets	13.7		3,777	3,777	99	3,286	392
Equity securities		FVOCI	490	491	99	-	392
Equity securities		FVR	173	173	-	173	-
Investments at fair value		FVR	2,678	2,678	-	2,678	-
Cash collateral paid		FVR	21	21	-	21	-
Financial assets at amortized cost		AC	415	415	-	415	-
Cash and Cash equivalents	13.3		5,504	5,504	5,504	-	-
Cash		AC	3,060	3,060	3,060	-	-
Cash equivalents		FVR	2,444	2,444	2,444	-	-
Trade payables		AC	(11,596)	(11,596)	-	(11,596)	-
Financial liabilities	13.3		(35,993)	(35,241)	(28,080)	(6,870)	(291)
Financial debts		AC	(35,702)	(34,950)	(28,080)	(6,870)	-
Other		FVR	(291)	(291)	-	-	(291)
Derivatives (net amount) (2)	13.8		678	678	-	678	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss".

(2)   The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2022	355	(8)
Gains (losses) taken to profit or loss	-	(5)
Gains (losses) taken to other comprehensive income	(4)	-
Acquisition (sale) of securities	37	-
Other	4	(279)
Level 3 fair values at December 31, 2023	392	(291)

The market value of the net financial debt carried by Orange was estimated at 23.8 billion euros at December 31, 2022, for a book value of 25.3 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2022
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,237	6,237	-	6,237	-
Financial assets	13.7		5,545	5,545	65	5,124	355
Equity securities		FVOCI	421	421	65	-	355
Equity securities		FVR	205	205	-	205	-
Investments at fair value		FVR	4,500	4,500	-	4,500	-
Cash collateral paid		FVR	38	38	-	38	-
Financial assets at amortized cost		AC	381	381	-	381	-
Cash and Cash equivalents	13.3		5,846	5,846	5,846	-	-
Cash		AC	2,668	2,668	2,668	-	-
Cash equivalents		FVR	3,178	3,178	3,178	-	-
Trade payables		AC	(11,551)	(11,551)	-	(11,551)	-
Financial liabilities	13.3		(36,638)	(35,121)	(27,681)	(7,432)	(8)
Financial debts		AC	(36,630)	(35,113)	(27,681)	(7,432)	-
Other		FVR	(8)	(8)	-	-	(8)
Derivatives (net amount)	13.8		1,069	1,069	-	1,069	-

The market value of the net financial debt carried by Orange was estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2021
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,040	6,040	-	6,040	-
Financial assets	13.7		3,291	3,291	55	2,859	377
Equity securities		FVOCI	432	432	55	-	377
Equity securities		FVR	203	203	-	203	-
Investments at fair value		FVR	2,266	2,266	-	2,266	-
Cash collateral paid		FVR	27	27	-	27	-
Financial assets at amortized cost		AC	363	363	-	363	-
Cash and Cash equivalents	13.3		8,188	8,188	8,188	-	-
Cash		AC	2,709	2,709	2,709	-	-
Cash equivalents		FVR	5,479	5,479	5,479	-	-
Trade payables		AC	(11,163)	(11,163)	-	(11,163)	-
Financial liabilities	13.3		(35,348)	(42,534)	(33,058)	(9,466)	(9)
Financial debts		AC	(35,339)	(42,524)	(33,058)	(9,466)	-
Other		FVR	(9)	(9)	-	-	(9)
Derivatives (net amount)	13.8		405	405	-	405	-

Accounting policies

The fair values of financial assets and liabilities in the statement of financial position have been classified based on three hierarchy levels:

−    level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

−    level 2: inputs that are observable for the asset or liability, either directly or indirectly;

−    level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI" and "FVOCIR") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the carrying value of cash, trade receivables and various deposits provides a reasonable approximation of fair value, due to the high liquidity of these items.

Among financial assets at fair value through profit or loss ("FVR"), with respect to very short-term investments such as deposits, deposit certificates, commercial paper or negotiable debt securities, the Group considers that the par value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of UCITS is the latest net asset value.

The fair value of equity securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial liabilities at amortized cost ("AC") the fair value of financial liabilities is determined using:

−    the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

−    the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these items.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss ("FVR") mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over the counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of the indebtedness and liquidity risk described in Note 14, CVA and DVA estimates are not material compared with the measurement of the related financial instruments.
Note 15     Equity

At December 31, 2023, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2023, the share capital and voting rights of Orange SA broke down as follows:

15.1      Changes in share capital

No new shares were issued during the 2023 fiscal year.

15.2      Treasury shares

As authorized by the Shareholders’ Meeting of May 23, 2023, the Board of Directors instituted a new Share Buyback Program (the 2023 Buyback Program) and canceled the 2022 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months from the aforementioned Shareholders’ Meeting. The 2023 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 29, 2023.

(in number of shares)	December 31, 2023	December 31, 2022	December 31, 2021
Free share award plans (1)	1,664,145	1,285,171	2,009,500
Liquidity contract	764,998	680,000	-
Total treasury shares	2,429,143	1,965,171	2,009,500

(1)   During the fiscal year 2021, Orange bought back and delivered treasury shares to the beneficiaries of the Together 2021 Employee Shareholding Plan. At the same time, Orange repurchased shares mainly under the Long-Term Incentive Plans (LTIP) (see Note 6.3).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

15.3      Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	Payment method	Total (in millions of euros)
2023	Board of Directors Meeting on July 25, 2023	2023 interim dividend	0.30	December 6, 2023	Cash	798
	Shareholders’ Meeting on May 23, 2023	Balance for 2022	0.40	June 7, 2023	Cash	1,064
Total dividends paid in 2023						1,862
2022	Board of Directors Meeting on July 27, 2022	2022 interim dividend	0.30	December 7, 2022	Cash	797
	Shareholders’ Meeting on May 19, 2022	Balance for 2021	0.40	June 9, 2022	Cash	1,063
Total dividends paid in 2022						1,861
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders’ Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						1,861
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders’ Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

15.4      Subordinated notes

Nominal value of subordinated notes

Issues and repurchases of subordinated notes are presented below:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2021 (in millions of euros)	Issue Redemption	December 31, 2022 (in millions of euros)	Issue Redemption	December 31, 2023 (in millions of euros)	Residual nominal value (in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	(1,000)	-	-
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	547	(547)	-	-	-	-
4/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	-	500	-	500	500
10/15/2020	700	700	EUR	1.75%	700	-	700	-	700	700
5/11/2021	500	500	EUR	1.38%	500	-	500	-	500	500
4/18/2023	1,000	1,000	EUR	5.38%	-	-	-	1,000	1,000	1,000
Issues and purchases of subordinated notes					5,497	(547)	4,950	-	4,950

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares) i.e.: the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, remuneration may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Gains (losses) on disposal, premiums and issuance costs related to issues/repurchases of subordinated notes are presented under "reserves" in equity.

The Group understands that some rating agencies assign an "equity" component from 0 to 50% to capital instruments.

Issues and purchases of subordinated notes

−    On February 7, 2014, as part of its EMTN (Euro Medium Term Notes) program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes, in euros and in pounds sterling, in three tranches:

-     1 billion euros with a fixed annual coupon of 4.25% (tranche repurchased in 2019),

-     1 billion euros with a fixed annual coupon of 5.25%, and

-     650 million pounds sterling (782 million euros at the ECB fixing price on the issue date), with a fixed annual coupon of 5.875% (tranche repurchased in 2020 and 2021).

A revision of interest rates based on market conditions was provided for contractually on each call option exercise date. Orange had a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

This issuance was the subject of a prospectus approved by the AMF (visa no. 14-036).

On April 5, 2023, Orange launched an offer to repurchase the entire existing second and final tranche. On April 18, 2023, following this offer, the Group was able to repurchase 802 million euros of these subordinated notes. The nominal amount remaining in circulation after this repurchase amounts to 198 million euros. On December 13, 2023, Orange announced its intention to exercise its option on February 7, 2024 to repurchase the remaining outstanding amount of 198 million euros. As a result, the remaining outstanding amount was reclassified to current financial liabilities at December 31, 2023.

−    On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes, in euros and pounds sterling, in three tranches:

-     1 billion euros with a fixed annual coupon of 4% (entire tranche repurchased in 2019 and 2021),

-     1.25 billion euros with a fixed annual coupon of 5%, and

-     600 million pounds sterling (771 million euros at the ECB fixing price on the issue date), with a fixed annual coupon of 5.75%.

A revision of interest rates based on market conditions is provided for contractually on each call option exercise date. Orange has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

This issuance was the subject of a prospectus approved by the AMF (visa no. 14-525).

Successive repurchases were carried out on the third and last tranche in 2020 and 2021.

On November 21, 2022, Orange launched a final repurchase offer on this tranche, for the remaining 426 million pounds sterling (historical cost of 547 million euros). On November 30, 2022, following this offer, the Group repurchased 387 million pounds sterling of these subordinated notes (historical value of 496 million euros). The nominal amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial nominal amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to current financial liabilities at December 31, 2022 (the repurchase having taken place on January 17, 2023).

−    On April 15, 2019, as part of its EMTN program, Orange issued the equivalent of 1 billion euros of deeply subordinated notes.

A revision of interest rates based on market conditions is provided for contractually on each call option exercise date. Orange has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

This issuance was the subject of a prospectus approved by the AMF (visa no. 19-152).

−    On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes.

A revision of interest rates based on market conditions is provided for contractually on each call option exercise date. Orange has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

This issuance was the subject of a prospectus approved by the AMF (visa no. 19-442).

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes.

A revision of interest rates based on market conditions is provided for contractually from October 15, 2028. Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−    On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date.

A revision of interest rates based on market conditions is provided for contractually from May 11, 2029.

Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

−    On April 18, 2023, as part of its EMTN program, Orange issued 1 billion euros of subordinated notes with an annual fixed coupon of 5.375%.

A revision of interest rates based on market conditions is provided for contractually from 2030.

Orange has a call option on this tranche from January 18, 2030 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% from 2035 and an additional 0.75% from 2050.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 23-094).

The amount presented in the "subordinated notes" column of the consolidated statements of changes in shareholders’ equity of 4,950 million euros corresponds to the nominal amount recorded at historical value (the bonds denominated in pounds sterling have been fully repaid in early 2023).

Subordinated notes remuneration

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

The remuneration of subordinated notes is as follows:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	2023		2022		2021
					(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	5.25%	(71)	(71)	(53)	(53)	(53)	(53)
2/7/2014	650	782	GBP	5.88%	-	-	-	-	(32)	(36)
10/1/2014	1,000	1,000	EUR	4.00%	-	-	-	-	(3)	(3)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	-	-	(41)	(49)	(33)	(38)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)	(9)	(9)
10/15/2020	700	700	EUR	1.75%	(12)	(12)	(12)	(12)	(12)	(12)
5/11/2021	500	500	EUR	1.38%	(7)	(7)	(7)	(7)	-	-
4/18/2023	1,000	1,000	EUR	5.38%	-	-	-	-	-	-
Subordinated notes remuneration classified in equity						(185)		(215)		(238)
Coupons on subordinated notes reclassified as short-term borrowings						8		2		-
Subordinated notes remuneration paid						(177)		(213)		(238)

The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under "other movements" in the consolidated statement of changes in shareholders’ equity and amounted to 6 million euros in 2023, (2) million euros in 2022 and 29 million euros in 2021.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon settlement may be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. Where appropriate, a translation adjustment impact is booked in equity when a call option is exercised.

The remuneration of holders is recorded directly in equity at the time of the decision to pay the coupons.

The tax impact related to the remuneration is accounted for through profit or loss, and that related to the remeasurement of the foreign currency portion is accounted for in equity.

Equity component of perpetual bonds redeemable for shares (TDIRAs) (see Note 13.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. The equity component thus determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

15.5      Translation adjustments

(in millions of euros)	2023	2022	2021
Gain (loss) recognized in other comprehensive income during the period	(29)	(370)	196
Reclassification to net income for the period	1	(4)	4
Total translation adjustments in the consolidated statement of comprehensive income	(28)	(374)	200

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Polish zloty	799	603	645
Egyptian pound (1)	(872)	(730)	(444)
Slovak Koruna	220	220	220
Leone	(244)	(217)	(150)
Other	(190)	(134)	(155)
Total translation adjustments	(286)	(258)	116
o/w share attributable to the owners of the parent company	(526)	(455)	(96)
o/w share attributable to non-controlling interests	240	198	211

(1)   Includes the effects of the devaluation of the Egyptian pound in the 2022 and 2023 fiscal years.

Accounting policies

The functional currency of foreign operations located outside the euro area is generally the local currency, unless the major cash flows are made with reference to another currency (such as the Orange Romania - euros and in the Democratic Republic of the Congo - American dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

−    assets and liabilities are translated at the year-end rate;

−    items in the income statement are translated at the average rate for the period;

−    the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or discontinuation of all, or part of, that activity. The decrease in the carrying value of a foreign operation, either due to its own losses or because of the recognition of an impairment loss, does not result in a reclassification through profit or loss of the accumulated translation adjustments.

Reclassification of translation adjustments is presented in profit or loss within:

−    net income of discontinued operations, when a line of business or major geographical area is disposed of;

−    gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of.

15.6      Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2023	2022	2021
Credit part of net income attributable to non-controlling interests (a)	518	509	577
o/w Sonatel and its subsidiaries	320	269	243
o/w Orange Polska and its subsidiaries	73	94	222
o/w Orange Côte d’Ivoire and its subsidiaries	48	50	53
o/w Médi Telecom and its subsidiaries	33	33	19
o/w Jordan Telecom and its subsidiaries	28	29	16
o/w Orange Belgium and its subsidiaries	-	20	12
Debit part of net income attributable to non-controlling interests (b)	(67)	(38)	(33)
o/w Orange Romania and its subsidiaries	(48)	(33)	-
o/w Orange Belgium and its subsidiaries	(15)	-	-
o/w Orange Bank and its subsidiaries	-	-	(22)
Total part of net income attributable to non-controlling interests (a) + (b)	451	471	545
Credit part of comprehensive income attributable to non-controlling interests (a)	540	524	612
o/w Sonatel and its subsidiaries	307	263	263
o/w Orange Polska and its subsidiaries	114	114	215
o/w Orange Côte d’Ivoire and its subsidiaries	47	52	55
o/w Médi Telecom and its subsidiaries	36	24	23
o/w Jordan Telecom and its subsidiaries	21	39	27
o/w Orange Belgium and its subsidiaries	-	19	13
Debit part of comprehensive income attributable to non-controlling interests (b)	(70)	(37)	(31)
o/w Orange Romania and its subsidiaries	(51)	(31)	-
o/w Orange Belgium and its subsidiaries	(16)	-	-
o/w Orange Bank and its subsidiaries	-	-	(22)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	470	487	580

(in millions of euros)	2023	2022	2021
Dividends paid to non-controlling interests	381	328	218
o/w Sonatel and its subsidiaries	208	185	166
o/w Orange Côte d’Ivoire and its subsidiaries	53	51	29
o/w Orange Polska and its subsidiaries	50	35	-
o/w Médi Telecom and its subsidiaries	34	33	-
o/w Jordan Telecom and its subsidiaries	25	18	11
o/w Orange Belgium and its subsidiaries	-	-	7

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Credit part of equity attributable to non-controlling interests (a)	3,285	3,183	3,030
o/w Orange Polska and its subsidiaries	1,313	1,250	1,170
o/w Sonatel and its subsidiaries	1,008	907	826
o/w Orange Côte d’Ivoire and its subsidiaries	247	253	257
o/w Jordan Telecom and its subsidiaries	189	193	171
o/w Orange Romania and its subsidiaries	163	217	267
o/w Orange Belgium and its subsidiaries	149	155	138
o/w Médi Telecom and its subsidiaries	142	140	148
Debit part of equity attributable to non-controlling interests (b)	(11)	(11)	(10)
Total equity attributable to non-controlling interests (a) + (b)	3,274	3,172	3,020

Accounting policies

Commitments to purchase non-controlling interests ("put options")

When the Group grants firm or contingent commitments to purchase holdings from non-controlling shareholders, the carrying value of the non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is remeasured at each reporting period end in accordance with the contractual arrangements (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, with a counterparty in net finance costs.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with shareholders of a controlled entity

Each transaction with minority shareholders of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on consolidated comprehensive income.

15.7      Earnings per share

Net income

The Group net income used to calculate basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2023	2022	2021
Net income - basic	2,440	2,146	233
Effect of subordinated notes	(175)	(200)	(225)
Net income attributable to the owners of the parent company - basic (adjusted)	2,265	1,946	8
Impact of dilutive instruments on net income
TDIRA	-	12	-
Net income attributable to the owners of the parent company - diluted	2,265	1,957	8

Number of shares

The weighted average number of shares used to calculate the basic and diluted earnings per share is presented below:

(number of shares)	2023	2022	2021
Weighted average number of ordinary shares outstanding	2,659,184,216	2,658,328,369	2,656,981,542
Impact of dilutive instruments on number of ordinary shares:
TDIRA	-	27,269,551	-
Free share award plans (LTIP)	1,336,982	1,233,198	776,743
Weighted average number of shares outstanding - diluted	2,660,521,198	2,686,831,119	2,657,758,285

The average market price of the Orange share is higher than the fair value adopted under the free share award plans for all periods presented (see Note 6.3). The number of shares corresponding to this difference was thus dilutive at the reporting date of the periods presented.

At December 31, 2023 (as at December 31, 2021), the TDIRAs are not included in the calculation of diluted net earnings per share since they are anti-dilutive.

Earnings per share

(in euros)	2023	2022	2021
Earning per share - basic	0.85	0.73	0.00
Earning per share - diluted	0.85	0.73	0.00

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

−    basic earnings per share are calculated by dividing net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

−    diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of a capital increase at a price lower than the market price, and in order to ensure comparability of the reporting periods shown, the weighted average numbers of shares outstanding in current and previous periods are adjusted. Treasury shares owned, which are deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Note 16     Unrecognized contractual commitments (telecom activities)

Only the contractual commitments and off-balance sheet commitments of the entities controlled by the Group are presented below.

At December 31, 2023, Orange is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned in this note.

16.1      Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	9,220	3,692	3,291	2,237
Operating leases commitments	228	94	93	41
Handsets purchase commitments	1,353	1,334	15	4
Transmission capacity purchase commitments	1,397	232	465	699
Other goods and services purchase commitments	3,918	1,241	1,691	985
Investment commitments	878	417	443	17
Public Initiative Networks commitments (1)	61	10	19	32
Guarantees granted to third parties in the ordinary course of business	1,386	363	565	459

(1)   Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions’ group are presented in Note 11.3.

Lease commitments

Lease commitments include property leases relating to contracts for which the underlying asset will be available after December°31, 2023 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future lease payments
Property lease commitments	152
o/w technical activities	51
o/w shops/offices activities	101

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
Property lease commitments	152	45	25	16	19	10	37

Lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Property lease commitments in France represent 40% of all property lease commitments.

Handsets purchase commitments

Handsets purchase commitments amount to 1,353 million euros at December 31, 2023 and correspond mainly to the balance of commitments relating to contracts signed in 2021 and spread over a 3 years period.

Transmission capacity purchase commitments

Transmission capacity purchase commitments at December 31, 2023 represent 1,397 million euros. They include an agreement on the use of an FTTH network in Spain for 819 million euros and 327 million euros for the provision of satellite transmission capacity (the maturity of these commitments extends until 2040, depending on the contracts).

Other purchase commitments for goods and services

The Group’s other purchase commitments for goods and services mainly relate to network operation and maintenance.

At December 31, 2023, these commitments include:

−    energy purchase commitments for an amount of 927 million euros;

−    commitments relating to co-financed and leased lines for an amount of 255 million euros;

−    the purchase of broadcasting rights for an amount of 360 million euros;

−    hosting services for active equipment for mobile sites under a "built-to-suit" agreement for an amount of 413 million euros;

−    site management service contracts ("TowerCos") signed in Africa: these commitments represent an amount of 269 million euros;

−    the maintenance of submarine cable for which Orange has joint ownership or user rights, for an amount of 212 million euros;

−    network maintenance for an amount of 191 million euros;

−    commitments to partners in the field of sports for an amount of 82 million euros.

Investment commitments

At the end of December 2023, investment commitments amount to 878 million euros.

In addition of commitments expressed in monetary terms, the Group has made commitments to National Regulatory Authorities, such as ensuring a certain coverage of the population by its fixed and mobile networks, particularly in connection with the assignment of licenses and in respect of quality of service. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the above statement of commitments related to operating activities if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−    Orange and the French government announced on November 7, 2023 that they had reached a new agreement on the widespread roll-out of fiber optic by 2025. In the AMII (Appel à manifestation intention d’investissement - call for expression of investment interest) zone, this new roll-out commitment will replace the 2022 milestone of the L. 33-13 commitments (i.e. the second milestone of the commitments made in 2018). This proposal is based on the following elements:

-     by 2025, 1,120,000 premises in the entire AMII zone will be made connectable (which would represent 98.5% of connectable premises, including cases of blockage/refusal),

-     by 2024, 140,000 premises within the perimeter of 55 inter-municipality cooperation zones with the lowest FTTH coverage.

In addition, a government order incorporating the terms of Orange’s commitment could be published following an advisory opinion from Arcep (Autorité de Régulation des Communications Electroniques, des Postes et de la Distribution de la Presse - the French Electronic Communications, Postal and Print Media Distribution Regulatory Authority), and may entail additional obligations:

−    when Arcep awarded several spectrum blocks in the 700 MHz and 3.5 GHz bands for the territories of Réunion and Mayotte in 2022:

-     a network coverage obligation of 7 predefined zones by 2025,

-     an obligation to provide two sites by 2024;

−    the obligations included in the authorization to use 5G spectrum in mainland France in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-     the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas,

-     widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-     the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030,

-     coverage of the main highways by the end of 2025 and major roads by the end of 2027,

-     the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

-     from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services,

-     Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned roll-outs;

−    in 2018, pursuant to the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas, Orange committed to:

-     ensuring that within its FTTH roll-out scope in the AMII area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018,

-     outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL (Appel à manifestation d’engagements locaux - Call for Local Commitments) procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments;

−    on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of the French mainland and particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018-2021 period in our existing licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands, and for the post-2021 period in the new 900 MHz, 1,800 MHz and 2,100 MHz licenses awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas per operator by 2029,

-     the widespread roll-out of 4G by the end of 2020 on almost all existing mobile sites,

-     acceleration of the coverage of transportation routes, ensuring that the main roads and railways have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread provision of telephone coverage indoors, proposing voice over Wi-Fi, SMS over Wi-Fi offers and on-demand offers involving the indoor coverage of buildings,

-     improved reception quality across France, particularly in rural areas, with good coverage (according to Arcep Decision no. 2016-1678 relating to publications providing information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the spectrum in the 700 MHz band was allocated:

-     coverage obligations in "priority roll-out areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white areas" (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

−    in 2011, in France, when the spectrum in the 2.6 GHz and 800 MHz bands was allocated:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     a coverage obligation for mobile access with theoretical maximum download speeds of at least 60 Mbits/s per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band; 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated spectrum and other spectrum,

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Europe:

−    when a 5G license in the 3.4-3.8 GHz band was awarded in Poland in 2023:

-     an obligation to build 3,800 network stations within 4 years,

-     an obligation to offer 5G services in towns with fewer than 80,000 inhabitants by building stations in these municipalities based on the size of the population,

-     coverage and network quality obligations to be met within a period of 7 years;

−    when a 4G license was awarded in the 2,100 MHz band in Poland in 2022, a coverage obligation of 20% of the population with a minimum speed of 144 kbits/s;

−    when licenses were awarded in the 700, 900, 1,800 and 2,100 MHz bands in Belgium in 2022:

-     a network coverage obligation of the population with an outdoor download quality of service of 6 Mbits/s (70% within one year, 99.5% within 2 years and 99.8% within 6 years),

-     a coverage obligation for 15 railway lines with a minimum speed of 10 Mbits/s for 98% of locations by the end of 2024;

−    when two spectrum blocks were awarded in the 700 MHz band and one block in the 3.4-3.8 GHz band in Romania in 2022:

-     a network coverage obligation of 95% in 80 municipalities classified as "white areas" (60 municipalities within 4 years and 80 within 6 years),

-     an indoor network coverage obligation of 70% of the population with a minimum speed of 92 kbits/s in rural areas and 85 kbits/s in urban areas within 6 years,

-     a network coverage obligation of 95% of the modern railway network and highways including new projects under construction (85% within 4 years and 95% within 6 years),

-     a network coverage obligation of 85% of international airports with a minimum speed of 100 Mbits/s within 2 years,

-     an obligation to develop network stations allowing a minimum network speed of 100 Mbits/s nationwide (including 200 stations to be built in Bucharest within 2 years, 500 stations to be built outside Bucharest within 2 years, 1,200 stations to be built outside Bucharest within 4 years and 1,800 stations to be built outside Bucharest within 8 years);

−    in 2021 in Spain, when the two license blocks in the 700 MHz band were allocated:

-     a network coverage obligation of municipalities with a population of more than 50,000 (30% in one year, 70% in 3 years and 100% in 4 years),

-     network coverage obligation of airports, ports, railway stations and main roads for municipalities with more than 50,000 inhabitants by the end of 2025;

−    when a 5G license in the 700 MHz band was awarded in Slovakia in 2020:

-     an obligation to provide 5G services using a new radio access network within 2 years of the award,

-     a coverage obligation of 95% of the population of the regional capitals by the end of 2025, 90% of the population outside the regional capitals and 70% of the total population by the end of 2027.

In Africa & Middle East:

−    during the award of the 5G license in 2023 in Senegal, Sonatel made a commitment to:

-     cover the strategic areas within a period of 18 months and towns with more than 100,000 inhabitants and regional capitals within a period of 2 years,

-     roll-out 500 5G sites by 2026, 1,400 5G sites by 2030 and cover the 9 main trunk roads within a period of 10 years (including five within 8 years);

−    when a 5G license in the 3,500 MHz band was awarded in Jordan in 2022, a coverage obligation of the main interests spots within 3 years, a coverage obligation of 50% of the population within 4 years and 75% within 9 years;

−    in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, a coverage obligation of 60 new localities over 8 years and main roads over 6 years;

−    in 2016, in Egypt, when the 4G license was granted, a coverage obligation of 4G for 11% of the population in 1 year, 42.5% in 4 years, 69.5% in 6 years and 70% in 10 years.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that the Group is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represent 1,386 million euros at December°31, 2023. They include 736 million euros of performance guarantees granted to some of its B2B customers, in particular in the context of network security and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not material. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments by comparison with the underlying obligations of the consolidated subsidiaries.

16.2      Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of disposal agreements between Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2023, the main warranties in effect are as follows:

−    fundamental warranties granted to the HIN consortium (made up of La Banque des Territoires, Caisse des dépôts, CNP Assurances and EDF) in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), expiring 3 years after the date of the transaction, and tax warranties expiring 60 days after the end of the statutory limitation periods;

−    warranties granted to the APG group in connection with the disposal of the FiberCo in Poland (50% of the capital sold in 2021), which will expire at the end of 18 months, with the exception of the tax and fundamental warranties, which will expire after 7 and 6 years, respectively;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Asset and liability warranties received in relation to acquisitions

Under the terms of acquisition agreements between Group companies and the transferors of certain assets, the Group has received warranty clauses relating to assets and liabilities. Nearly all material acquisition agreements provide for caps on these warranties.

At December 31, 2023, the main warranties in effect are as follows:

−    standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which expired on March 31, 2023 (with respect to general representations and warranties) and will expire on September 30, 2028 (with respect to fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years;

−    standard and specific capped warranties obtained from Nethys in connection with the acquisition of VOO, which will expire on December 2, 2024 for the general representations and warranties and on June 2, 2028 for the fundamental warranties. Some specific capped allowances have also been obtained, for up to 7 years.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The ongoing commitments at December 31, 2023 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Orange Concessions

Under the terms of the shareholders’ agreement signed on March 27, 2021, which became effective on November 3, 2021, with the HIN consortium (made up of La Banque des Territoires, Caisse des dépôts, CNP Assurances and EDF), Orange has a call option that can be exercised in fiscal year 2026 enabling it to acquire at market value 1% of the voting rights of Orange Concessions, subject to the award of the authorizations.

FiberCo in Poland

Under the terms of the shareholders’ agreement with APG Group signed on April 11, 2021, Orange has a call option that can be exercised from fiscal year 2027 giving it the right to purchase at market value 1% of the share capital of Światlowód Inwestycje Sp.z o.o., subject to the award of the authorizations.

16.3      Financing commitments

The Group’s main commitments related to financial payables are set out in Note 14.

Orange has pledged (or given as guarantees) certain investment securities and other assets to financial lending institutions or used them as collateral to cover bank loans and credit facilities.

Guarantees granted to some lenders to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

At December 31, 2023 Orange had no material pledges on its subsidiaries’ securities.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Assets held under leases	1,230	1,134	998
Non-current pledged, mortgaged or receivership assets (1)	2	20	21
Collateralized current assets	2	2	2
Total	1,233	1,157	1,021

(1)   Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 13.

At December 31, 2023, non-current pledged or mortgaged assets comprise the following assets given as guarantees:

(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
Intangible assets, net (excluding goodwill)	15,074	-	-
Property, plant and equipment, net	33,184	2	0%
Non-current financial assets	1,036	-	-
Other (1)	35,085	-	-
Total	84,378	2	0%

(1)   This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights-of-use.

Note 17     Mobile Financial Services activities

17.1      Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of the Orange group’s Consolidated Financial Statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and to distinguish the performance of telecom activities from Mobile Financial Services activities performance, the notes on financial assets, liabilities and results are split to reflect these two business scopes.

Thus Note 13 presents the assets, liabilities and results specific to telecom activities and Note 17 focuses on the financial assets and liabilities of Mobile Financial Services, as its financial result is not material.

The following table reconciles the balances of assets and liabilities for each of these two scopes (intra-group transactions between telecom activities and Mobile Financial Services are not eliminated) with the consolidated statement of financial position at December 31, 2023.

(in millions of euros)	Orange Consolidated Financial Statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities/mobile financial services
Non-current financial assets related to Mobile Financial Services activities	297	-		297	17.1.1	-
Non-current financial assets	1,036	1,063	13.7	-		(27) (1)
Non-current derivatives assets	956	886	13.8	70	17.1.3	-
Current financial assets related to Mobile Financial Services activities	3,184	-		3,192	17.1.1	(7)
Current financial assets	2,713	2,713	13.7	-		-
Current derivatives assets	37	37	13.8	-	17.1.3	-
Cash and cash equivalents	5,618	5,504	13.8	113	17.1.3	-
Total	13,841	10,204	13.8	3,672	17.1.3	(35)
Non-current financial liabilities related to Mobile Financial Services activities	73	-		100	17.1.2	(27) (1)
Non-current financial liabilities	30,535	30,535	13.3	-		-
Non-current derivatives liabilities	225	205	13.8	19	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,073	-		3,073	17.1.2	-
Current financial liabilities	5,451	5,458	13.3	-		(7)
Current derivatives liabilities	40	40	13.8	-	17.1.3	-
Total	39,396	36,238		3,193		(35)

(1)   Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of Mobile Financial Services and therefore of the Group is not material, only Orange Bank data is presented in detail below.

Accounting policies

Since the concept of current or non-current does not exist in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For example, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recorded as current financial assets.

17.1.1     Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2023			December 31, 2022	December 31, 2021
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	-	3	3	3
Investments securities	3	-	3	3	3
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	32	0	32	296	441
Debt securities	32	0	32	296	441
Financial assets at fair value through profit or loss	38	-	38	50	73
Investments at fair value	-	-	-	-	-
Cash collateral paid	29	-	29	42	59
Other	9	-	9	8	14
Financial assets at amortized cost	224	3,173	3,397	3,021	2,752
Fixed-income securities	224	1	225	310	387
Loans and receivables to customers	-	2,394	2,394	2,517	2,297
Loans and receivables to credit institutions	-	778	778	191	66
Other	-	-	-	2	1
Total financial assets related to Orange Bank activities	297	3,174	3,471	3,370	3,268

Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss

(in millions of euros)	2023	2022	2021
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the opening balance	296	441	540
Acquisitions	-	405	732
Repayments and disposals	(266)	(538)	(839)
Changes in fair value	2	(12)	-
Other items	-	-	7
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the closing balance	32	296	441

(in millions of euros)	2023	2022	2021
Profit (loss) recognized in other comprehensive income during the period	2	(2)	1
Reclassification adjustment in net income during the period	-	-	0
Other comprehensive income related to Orange Bank	2	(2)	1

Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following are considered as loans and advances to customers: clearing account as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Overdrafts (1)	763	900	828
Housing loans	883	956	914
Investment loans	58	72	86
Installment receivables (2)	604	519	422
Current accounts	6	28	5
Other	80	42	42
Total loans and receivables to customers	2,394	2,517	2,297
Overnight deposits and loans	695	83	2
Loans and receivables	38	44	45
Other	45	64	19
Total loans and receivables to credit institutions	778	191	66

(1)   Since October 2020, Orange Bank has been engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 540 million euros.

(2)   Purchase of Orange Espagne receivables.

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and money market UCITS, which are compliant with the Group’s liquidity risk management policy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in value are recorded in profit or loss.

−    Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

−    Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value are recorded in other comprehensive income that may be reclassified to profit or loss. In case of disposal, the cumulative gain (or loss) recognized in other comprehensive income that may be reclassified to profit or loss is then reclassified to profit or loss.

−    Financial assets at amortized cost (AC)

This category primarily comprises various loans and receivables as well as fixed-income securities held for the purpose of collecting contractual flows. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method.

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, lease receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for an expected credit loss. These impairment losses and provisions are recorded as soon as loans are granted, commitments are concluded or bonds are purchased, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are divided into three categories according to the change in credit risk observed since their initial recognition and an impairment loss is recorded on the amount outstanding of each of these categories, as follows:

−    performing loans: the calculation of expected losses is made on a 12-month basis, and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

−    impaired loans: if the credit risk has significantly deteriorated since the loans were recorded in the balance sheet, the expected losses, estimated over the duration of the loan, are recognized as an impairment or a provision and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

−    doubtful loans: impairment or a provision is recognized for the expected loss, estimated over the duration of the loan. The financial income is calculated on the basis of the amount of the instrument net of the impairment.

17.1.2     Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Payables to customers (1)	2,601	1,787	1,796
Debts with financial institutions (2)	215	837	1,009
Deposit certificate	219	325	356
Cash collateral deposit	73	82	-
Other (3)	66	112	27
Total Financial liabilities related to Orange Bank activities (4)	3,173	3,143	3,188

(1)   Including 1.2 billion euros from deposits collected via Germany’s RAISIN platform.

(2)   Decrease mainly related to repayments to the European Central Bank (TLTROs) of 601 million euros.

(3)   Including 37 million euros of rate hedging credit portfolios reassessment.

(4)   Including 100 million euros in non-current financial liabilities in 2023, 110 million euros in 2022 and 27 million euros in 2021.

Payables related to Orange Bank transactions are composed of customer deposits and bank’s payables with credit institutions.

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Current accounts	527	680	764
Passbooks and special savings accounts (1)	800	1,010	995
Term accounts (2)	1,234	40	-
Other	40	57	37
Total payables to customers	2,601	1,787	1,796
Term borrowings and advances	108	700	667
Securities delivered under repurchase agreements	107	137	331
Other	-	-	11
Total debts with credit institutions	215	837	1,009

(1)   At the end of December 2023, 38 million euros has been centralized at Caisse des dépôts.

(2)   At the end of December 2023, 1.2 billion euros has been collected via the German RAISIN platform.

17.1.3     Derivatives of Orange Bank

Derivatives qualified as fair value hedges

At December 31, 2023, the main unmatured fair value hedges set up by Orange Bank concern the following interest rate swaps:

−    1,044 million euros in notional value (of which 102 million euros maturing in 2024, 110 million euros maturing between one and five years and 832 million euros at more than five years), macro-hedging credit portfolios (lease property restructuring, consumer credit and spread payments). The net fair value of these derivatives at December 31, 2023 is 37 million euros;

−    100 million euros in notional value (of which 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2023 is 14 million euros;

−    20 million euros in notional value hedging a portfolio of French fungible Treasury bonds index-linked to consumer prices harmonized within the euro zone (Obligations Assimilables du Trésor indexées sur l’inflation des prix de la zone euro - OAT€i) of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2023 is (4) million euros;

−    5 million euros in notional value hedging a portfolio of securities maturing in 2028, whose fair value at December 31, 2023 is close to zero.

The ineffective portion of these hedges recognized in profit or loss in 2023 is not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedging of its issues through interest rate swaps which, at the end of 2023, represented:

−    186 million euros in notional value (including 166 million euros maturing in 2024, 10 million euros maturing between one and two years and 10 million euros maturing in 2027), hedging negotiable debt securities issued by the bank, the fair value of which was 4 million euros at December 31, 2023.

Trading derivatives

−    Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was 1 million euros at December 31, 2023. The net effects of this economic hedge on profit or loss are not material;

−    Orange Bank has a portfolio of trading swaps with a total notional value of 16 million euros maturing within five years and a total fair value of close to zero at December 31, 2023.

17.2      Information on market risk management with respect to Orange Bank activities

Orange Bank has its own risk management system in accordance with banking regulations. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution - ACPR) and must at all times comply with a capital requirement in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to most of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR. The most significant of these risks are:

−    credit risk and counterparty risk: the risk of loss incurred in the event of default by a counterparty or counterparties considered as the same beneficiary;

−    liquidity risk: the risk that Orange Bank will not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

−    operational risk: the risk resulting from an inadequacy or failure due to procedures, employees or internal systems or to outside events, including events that are unlikely to occur but that would incur a high risk of loss. Operational risk includes the risk of internal and external fraud and IT risk;

−    interest rate risk: the risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risk;

−    non-compliance risk: the risk of judicial, administrative or disciplinary sanctions, material financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities;

−    concentration risk: the risk arising from excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

−    market risk: the risk of loss due to movements in market product prices.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation no. 575/2013 of the European Parliament and of the Council of June 26, 2013.

Orange Bank is not involved with complex products. For market transactions, the bank’s Executive Committee sets the limits while the Risk Management Department monitors compliance with these limits and the quality of the authorized signatories.

In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, to identify and assess its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular titles IV and V of the ordinance of November 3, 2014, the bank’s Executive Committee, on the recommendation of the Risk Management Department, establishes the institution’s risk policy, which is formalized through the risk appetite framework, and ensures its proper implementation.

The Risk Management Department analyzes and monitors risk, carries out the necessary controls and produces reports for various committees: The Credit Committee (management of credit and counterparty risk), the Risk and Audit Committee (management of operational risks), the Financial Security and Compliance Committee (management of non-compliance risk), the ALM Committee (management of market, interest rate and liquidity risk) and the Executive Committee.

17.2.1     Credit risk and counterparty risk management

Since July 2022, Orange Bank has began migrating its consumer credit distribution platform, previously hosted by Franfinance (Société Générale Group), to Younited Credit. This roll-out was completed in the first quarter of 2023. The bank is thus benefiting from new credit risk management technologies.

The Bank has also reviewed its provisioning models to adapt them to the type of loan portfolio and macroeconomic conditions, resulting in a provision reversal of 6 million euros.

At the end of December 2023, the cost of risk of Orange Bank amount to 56 million euros, including 16 million euros in France and 40 million euros in Spain. Excluding exceptional adjustments (review of macroeconomic outlooks or review of models), the cost of risk is 63 million euros, of which 23 million euros for France and 40 million euros for Spain.

In France, the cost of risk is mainly concentrated in demand deposit accounts due to the increase in outstanding debit balances and in personal loans due to the increase in outstandings since the roll-out of Younited Credit.

In Spain, the cost of risk is mainly related to the increase in Orange Espagne’s mobile handset financing outstandings from 600 million euros at December 31, 2022 to 667 million euros at December 31, 2023 (excluding the provision for credit risk).

17.2.2     Market and interest rate risk management

Orange Bank does not carry out proprietary trading operations. Its market activity mainly consists of investments to optimize liquidity management and purchases of interest rate hedges.

The value of the securities portfolio continues to decrease in line with the bank’s strategy, market risk indicators remain stable and the associated risks are not material.

Fixed-interest securities in investment portfolios are hedged. Orange Bank has no exposure classified as trading book. The interest rate risk, after the capital increase in December 2023, is less than 1% of the CET1 (Common Equity Tier 1) ratio. Finally, the basic risk is not material.

17.2.3     Liquidity risk management

In 2023, Orange Bank continued to manage its liquidity in a prudent manner. At the end of December 2023, the net stable funding ratio (NSFR) is 160% and the LCR (short-term liquidity coverage ratio) reaches 784%. 2023 was characterized by a liquidity surplus related to customer transactions. The deficit has changed from 855 million euros at December 31, 2022 to a liquidity surplus of 84 million euros at December 31, 2023. This change was mainly due to the high level of deposits in term accounts in 2023 (via the RAISIN platform).

Orange Bank has stepped up the diversification of its financing sources through the RAISIN term account program, in order to offset the outflow of customer deposits and the expiration of the European Central Bank’s financing programs (TLTROs) for 601 million euros in 2023. RAISIN term account outstandings increased from 40 million euros at December 31, 2022 to 1.2 billion euros at December 31, 2023.

A plan to secure liquidity has been put in place in view of the bank’s context:

−    a committed repo facility with BNP Paribas relating to the Senior tranche of the "Orange Bank Personal Loan 2020" FCT (securitization mutual fund) and a basket of eligible securities;

−    a credit facility for 400 million euros signed between Orange Bank and Orange SA on June 28, 2023.

Orange Bank’s financing plan was revised and presented to the ACPR at the end of 2023 to demonstrate that the bank is able to comply with its prudential ratios for solvency (capital requirement) and liquidity (LCR, NSFR and Pillar 2 liquidity) at all times.

This updated financing plan, presented on a monthly basis, is in line with the plans previously communicated to the ACPR and remains in accordance with the Group’s financing envelope of 1.3 billion euros approved by the Orange SA Board of Directors on July 25, 2023.

17.2.4     Operational risk management

At bank level, the operational risk guidance scope covers:

−    operational risks carried by all the bank’s activities (management, operating and support activities);

−    operational risks from major and critical external service providers.

Operational risk management is the responsibility of the Permanent Control and Operational Risk Director, who reports to the Executive Director of Risk and Control, a member of the Management Committee, who in turn reports directly to an effective director of Orange Bank.

The operational risk management system is based on the collection of operational incidents and losses, risk mapping, scenario analyses and key risk indicators managed by the operational risk department and monitored within the context of risk appetite, and on the management of insurance policies covering the main types of risks faced by the bank. An inventory and collection of all of the bank’s operational incidents (proven risks), including IT, IT security and non-compliance risks, are in place. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

Where non-compliance incidents are identified, the Operational Risks Department notifies the Compliance Department, which is responsible for monitoring and managing them.

The operational losses sustained by the entity amounted to 2 million euros at December 31, 2023, a substantial decrease compared with the previous year. They amounted to 3 million euros in 2022 and 1 million euros in 2021. The losses recorded in 2023 are mainly due to external fraud, particularly credit fraud, as well as, to a lesser extent, commercial disputes and execution errors. Action plans have been drawn up in collaboration with the business lines to mitigate the various types of risk described above and to further secure the various processes, given the Orange group’s announced intention to wind down its banking activities.

17.2.5     Non-compliance risk management

Orange Bank’s Compliance function is part of the Compliance, Financial Security and Investment Services Compliance Department, whose Director is a member of the Executive Committee. This function is impartial and independent from the operational business lines to safeguard its objectivity. It is also a local function responsible for ensuring that all of the bank’s business lines adhere to the compliance system.

The main mission of Compliance is to oversee the management of non-compliance risk. It ensures that the level of non-compliance risk to which Orange Bank is exposed is compatible with the guidelines and policies set by the Board of Directors in this area, as well as with the overall limits for financial, non-financial and operational risk (e.g. reputational risk, regulatory sanctions, etc.).

In this context, Compliance implements all actions aimed at ensuring compliance with the requirements of external and internal standards (organization, processes, procedures). These actions take place along the entire value chain, from the execution of transactions by the various business lines to their monitoring by Compliance.

As the first level of control, employees and their superiors identify the risks arising from their activity and comply with the procedures and limits set out in the General Procedures and operating procedures. They are in particular responsible for:

−    implementing operational controls and first-level controls that can be formalized, tracked and reported on;

−    formalizing and verifying compliance with the procedures for processing transactions, detailing the responsibilities of those involved and the types of controls carried out;

−    verifying the compliance of transactions;

−    implementing the recommendations drawn up by the second-level control functions for the first-level control system;

−    reporting to and alerting second-level control functions. As the second level of control, Compliance verifies in particular that the risks have been identified, assessed and managed by the first level of control in accordance with the rules and procedures in place.

In particular, Compliance is responsible for overseeing:

−    the compliance of transactions executed by employees in accordance with the laws, regulations and professional standards;

−    the implementation of compliance recommendations by first-level control;

−    the adoption and monitoring of remedial action plans where non-compliance risks have been identified.

In addition, the compliance function within Orange Bank mainly consists of:

−    producing and updating internal standards and procedures within its remit;

−    advising and assisting operational business lines in their decision-making;

−    raising awareness and training all employees on compliance issues, depending on the transactions they execute;

−    reporting regularly to the supervisory authorities;

−    regularly assessing non-compliance risk, mapping risks and fulfilling its duty to alert General Management;

−    monitoring changes in the laws and regulations in coordination with the legal department in order to incorporate new standards into internal processes (general policies, charters, codes and operating procedures) and to inform employees and the various business lines of these changes;

−    verifying, as a second-level control function, the implementation of administrative, legislative and regulatory provisions as well as professional or internal standards.

Compliance also covers the areas of financial security and data protection, which are, from an organizational viewpoint, managed respectively by the Head of Financial Security, who reports to the Director of Compliance, Financial Security and Investment Services Compliance (on financial security) and by the Data Protection Officer within the legal department.

In relation to training and raising employee awareness, the Human Resources Department training unit, in conjunction with Compliance, establishes and monitors employee training courses, which are the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2023, 100% of employees attended Regulatory and Compliance Overview training course.

Similarly, all employees concerned attended a training course on anti-money laundering and terrorist financing and 90% attended a Group training course on anti-corruption. Furthermore, other mandatory and regulatory training programs (particularly on real estate loans, consumer credit and the claims management system) were provided to the employees concerned.

17.2.6     Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

−    maturity-by-maturity for amortizable transactions;

−    for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

−    since the derivatives are interest rate swaps and forwards contract, they are not subject to any exchange of notional amounts. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31, 2023	2024	2025 to 2028	2029 and beyond
Investments securities	17.1.1	3		3
Debt securities	17.1.1	32		32
Investments at fair value	17.1.1
Fixed-income securities	17.1.1	225	18	86	120
Loans and receivables to customers	17.1.1	2,394	778	928	688
Loans and receivables to credit institutions	17.1.1	778	778	-	-
Other financial assets and derivatives		109	35	4	70
Total financial assets		3,542	1,609	1,054	879
Payable to customers	17.1.2	2,601	2,601	-	-
Debts with financial institutions	17.1.2	215	215	-	-
Deposit certificate	17.1.2	219	199	20	-
Other financial liabilities and derivatives		158	77	3	78
Total financial liabilities		3,193	3,092	23	78

17.2.7     Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2023
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables (2)	17.1.1	AC	3,173	3,000	-	3,000	-
Financial assets at amortized cost	17.1.1	AC	225	209	209	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	38	37	37	-	-
Debt securities	17.1.1	FVOCIR	32	32	32	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent (3)	17.1	AC	79	79	79	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,173)	(3,173)	-	(3,173)	-
Derivatives (net amount) (4)	17.1.3		51	51	-	51	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Loans and receivables were remeasured using an actuarial method, taking into account the changes in interest rates.

(3)   Includes only cash.

(4)   The classification for derivatives depends on their accounting qualification.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2022
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,708	2,708	-	2,708	-
Financial assets at amortized cost	17.1.1	AC	313	313	313	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	50	50	50	-	-
Debt securities	17.1.1	FVOCIR	296	296	296	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent (2)		AC	79	79	79	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,143)	(3,143)	-	(3,143)	-
Derivatives (net amount) (3)			54	54	-	54	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives depends on their accounting qualification.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2021
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,363	2,363	-	2,363	-
Financial assets at amortized cost	17.1.1	AC	387	387	387	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	-	-
Debt securities	17.1.1	FVOCIR	441	441	441	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent (2)		AC	360	360	360	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	-	(3,188)	-
Derivatives (net amount) (3)			(58)	(58)	-	(58)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives depends on their accounting qualification.

17.3      Orange Bank’s unrecognized contractual commitments

At December 31, 2023, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Financing commitments (1)	17	53	88
Guarantee commitments	5	5	6
On behalf of financial institutions	3	3	4
On behalf of customers	2	2	2
Property lease commitments	-	-	-
Total	22	59	94

(1)   Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted.

Commitments received

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Received from financial institutions (1)	1,284	932	871
Received from customers	68	76	88
Total	1,352	1,008	959

(1)   Corresponds to guarantees received from Crédit Logement to counter-guarantee real estate loans distributed in the amount of 831 million euros, and a financing commitment received from BNP Paribas in the amount of 450 million euros.

Assets covered by commitments

(in millions of euros)	December 31, 2023	December 31, 2022	December 31, 2021
Assets pledged as security to lending financial institutions as guarantees for bank loans (1)	126	726	848
Total	126	726	848

(1)   Corresponds to securities pledged by Orange Bank to financial lending institutions as guarantees for bank loans.

Note 18     Litigation

This note presents all of the significant litigation in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social security administrations over tax, income taxes or social security contributions. These litigation are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2023, the provisions for risks recorded by the Group for all its litigation (except those presented in Notes 6.2 and 10.3) amount to 283 million euros (387 million euros at December 31, 2022 and 405 million euros at December 31, 2021). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 5.2.

France

Mobile services

−    As part of the compensation proceedings between Digicel and Orange (implementation of anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and French Guiana in the early 2000s and sanctioned by the French Competition Authority in 2009), the Commercial Court of Paris ordered Orange to pay Digicel 346 million euros after interests discounting. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange has been refunded 97 million euros. In March 2023, the Supreme Court partially quashed and annulled the Paris Court of Appeal’s ruling of June 17, 2020 on the specific point of the progressive nature of the basis on which interests are applied to compensate for the cash flow loss associated with the discounting of the principal loss. Orange referred the case to the Court of Appeal in March 2023. The proceedings are ongoing.

Fixed services

−    Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the "enterprise" market segment on December 17, 2015, several players, including Adista, filed actions for damages against Orange. The proceedings before the Paris Commercial Court between Adista and Orange, which are now the only ones in progress in this case, are ongoing and are currently in the deliberation phase.

−    In the dispute between Orange and SFR over fixed telephony retail offers for second homes, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR then appealed again to the Supreme Court. In a ruling dated October 18, 2023, the Supreme Court dismissed SFR’s appeal in its entirety. The case is now closed.

−    In the dispute between Bouygues Telecom and Orange before the Commercial Court of Paris regarding the quality of service of Orange’s wholesale offers on the copper local loop, Bouygues Telecom is seeking damages estimated at 85 million euros. Orange considers these claims to be unfounded.

−    In December 2023, Iliad brought an action against Orange before the Commercial Court of Paris regarding the quality of service of Orange’s wholesale offers on the copper local loop. Iliad is claiming 49 million euros. Orange considers these claims to be unfounded.

−    On February 24, 2023, Bouygues Telecom and SDAIF (Société de Développement pour l’Accès à l’Infrastructure Fibre) brought an action against Orange before the Commercial Court of Paris regarding the mechanism for returning FTTH connections, which allows commercial telecom operators with access to Orange’s fiber network to connect their end-customers themselves and have part of the cost of this connection returned to them when the line is taken over by a new commercial operator. Bouygues Telecom and SDAIF maintain that the mechanism put in place by Orange does not comply with the regulations and are claiming 125 million euros, revalued at the end of January 2024 at 152 million euros, corresponding, according to them, to the refunds due in respect of terminations of FTTH lines since the origin of the contract. Orange considers these allegations to be unfounded.

Other proceedings in France

−    In June 2018, Iliad filed for summary judgment against Orange SA before the presiding judge of the Commercial Court of Paris, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by subscription packages, on the grounds that they constituted consumer credit offers. In October 2020, Iliad had estimated its losses at 790 million euros, which it has since revalued at 810 million euros. The case is currently before the judges deciding on the merits of the case.

−    Orange Bank is involved in a historical dispute in which a plaintiff is claiming a total of approximately 310 million euros for the financial loss it claims to have suffered. As the Group believes these claims to be unfounded and is strenuously challenging them, it has not recognized any financial liability.

−    In the dispute between ASSIA and Orange regarding an alleged infringement of two patents relating to the dynamic xDSL line management, for which ASSIA was claiming a provision of 500 million euros in damages as compensation for its financial loss, which it estimated at 1,418 million euros, the Paris Judicial Court in September 2023 dismissed ASSIA’s claims in their entirety. ASSIA has 3 months from the date of service of the judgment to lodge an appeal. The proceedings are ongoing.

−    On November 7, 2023, Arcep (Autorité de régulation des communications électroniques, des postes et de la distribution de la presse) fined Orange SA 26 million euros for failing to comply by April 14, 2021 with its commitment made in 2018 on the grounds of article L. 33-13 of the French postal and electronic communication code to make 100% of homes and professional premises in the communes listed in its commitment connectable or connectable on demand to fiber. The penalty has been enforced, but Orange has also filed a complaint with the French Council of State to challenge the legitimacy and proportionality of the penalty.

United Kingdom

−    In December 2018, the directors of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a complaint against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (for an unquantified amount) is currently being challenged in the UK courts. By judgment dated November 10, 2023, the judge dismissed Phones 4U’s claim in its entirety. The proceedings are ongoing.

Poland

−    In 2015, the Polish operator P4 filed two compensation claims for a total of 630 million zlotys (145 million euros) jointly against three operators (including Orange Polska and Polkomtel), seeking compensation for the loss it claims to have suffered as a result of the retail rates that these three operators charge for calls to P4’s network.

Regarding the first compensation claim of P4’s polish operator opponents for 316 million zlotys (73 million euros), in January 2022 the Supreme Court dismissed Polkomtel’s appeal against the Court of Appeal’s decision which had reversed the judgment of the court dismissing P4’s claim and sent the decision back to the Court of First instance.

P4’s second claim for 314 million zlotys (72 million euros) was joined to the first one in May 2023. The parties have requested the intervention of T-Mobile Polska in the proceedings, which it has accepted. The proceedings are ongoing.

Africa & Middle East

−    A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator, Korek Telecom, on the other hand. These disputes, which concern various breaches of contractual documents, are the subject of p-litigation proceedings and arbitral and judicial proceedings in various countries. In one of these disputes, on March 20, 2023, an arbitration court set up under the aegis of the International Chamber of Commerce made a final award: noting various breaches of the shareholders’ agreement and tortious acts committed by the Iraqi co-shareholder (including collusion with the Iraqi telecommunications regulator (CMC) to obtain a decision to cancel the March 2011 partnership between the operator Korek Telecom, Agility and Orange), the arbitral court awarded 1.7 billion American dollars in damages for the benefit of the joint venture between Agility and Orange. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Register of companies in Erbil (Iraqi Kurdistan) restored the shareholding structure of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of the Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

In order to provide its telecommunication services, the Group sometimes uses the fixed assets of other parties and the terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

Other than proceedings that may be initiated in respect of disputes between Orange and the tax or social security authorities over tax, income taxes and social security contributions (see Notes 6.2 and 10.3), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19     Subsequent events

Completion of the aquisition of OCS and Orange Studio by Canal+ Group

On January 9, 2023 Orange and the Canal+ Group announced the signature of a memorandum of agreement for the acquisition by the Canal+ Group of all the shares held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

On January 12, 2024, the French Competition Authority authorized the transaction subject to commitments made by the Canal+ group.

On January 31, 2024, Orange and the Canal+ Group completed this transaction, which should result in a loss of around 170 million euros in the Orange Group’s consolidated accounts. Following this transaction, the Canal+ group becomes the sole shareholder of both companies.

As part of this transaction, Orange has granted Canal+ standard and specific guarantees.

Favorable decision of the Spanish Constitutional Court on a tax dispute in progress

Orange Espagne has initiated a dispute over the measure limiting the use of tax loss carryforwards that was introduced since 2016 which limits the amount of tax losses that can be offset to 25% of taxable income (compared with 70% previously). Orange Espagne is claiming a total of around 180 million euros for fiscal years 2017 to 2021.

At December 31, 2023, no asset was recognized in relation to this dispute.

On January 18, 2024, the Constitutional Court (high court in the country) ruled that this measure was illegal. The National Court (Audiencia Nacional) will confirm this decision in the context of the dispute initiated by Orange Espagne.

Tax dispute in Spain on the business activity tax (IAE - Impuesto de Actividades Económicas)

Orange Espagne contests the conformity of business activity tax ("Impuesto de Actividades Económicas") with the European directives and claims the restitution of the amounts paid for this tax for the years 2003-2021. Orange Espagne has thus initiated various disputes relating to this tax.

On 5 February 2024, a favorable decision for Orange Espagne was issued by the National Court (Audiencia National) ordering the tax authorities to reimburse an amount of 174 million euros (including interest) for the years 2012 to 2018. The administration may appeal this decision within 30 days of the decision.

Disputes for years 2003-2011 and 2019-2021 remain open to date and follow specific procedures.

Note 20     Main consolidated entities

At December 31, 2023, the scope of consolidation consists of 387 entities.

The main changes in the scope of consolidation in 2023 are presented in Note 3.2.

Regarding subsidiaries with non-controlling interests:

−    the financial statements for the groups Orange Polska, Jordan Telecom, Orange Belgium, Sonatel and Orange Côte d’Ivoire are published, respectively, at the Warsaw Stock Exchange, the Amman Stock Exchange, the Brussels Stock Exchange and the Regional Stock Exchange (BRVM), those companies being quoted;

−    the other subsidiaries do not make up a material proportion of Orange’s financial aggregates and their financial information is not presented in the Notes to Consolidated Financial Statements of the Orange’s group.

Pursuant to Regulation no. 2016-09 of December 2, 2016 of the ANC (Autorité des normes comptables financières - French accounting standards authority), the full list of companies included in the scope of consolidation, companies not included in the scope of consolidation and non-consolidated equity securities is available on the Group’s website (https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a)

The list of the main operating entities shown below was determined mainly based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - France Business Unit	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France
Orange Store	100.00	France
Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.45	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	100.00	Romania
Orange Romania Communications and its subsidiary	54.01	Romania
Orange Slovensko	100.00	Slovakia
VOO SA and its subsidiaries	58.74	Belgium
Africa & Middle East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom and its subsidiaries (2)	49.00	Morocco
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d’Ivoire and its subsidairies	72.50	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.60	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal
Orange Business	% Interest	Country
Orange SA - Orange Business Unit	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	France
Orange Cyberdefense and its subsidiaries	100.00	France
Globecast Holding and its subsidiaries	100.00	France
International Carriers & Shared Services	% Interest	Country
Orange SA - IC&SS Business Unit	100.00	France
FT IMMO H	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom
Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France
Totem	% Interest	Country
Totem France	100.00	France
Totem Spain	100.00	Spain

(1)   Orange Concessions is consolidated using the equity method.

(2)   Orange SA controls and consolidates Médi Telecom and its subsidiaries through a 49% equity interest and a 1,1% usufruct.

(3)   Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

Note 21     Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors’ networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
Deloitte
2023	11.4	4.8	0.0	-	11.4	0.2	11.6
%	98%	41%	0%	-	98%	2%	100%
2022	8.8	4.6	0.0	-	8.8	0.3	9.1
%	96%	50%	0%	-	97%	3%	100%
2021	8.2	4.6	0.0	-	8.2	0.1	8.4
%	98%	55%	0%	-	99%	1%	100%
KPMG
2023	11.7	4.5	0.4	-	12.1	0.7	12.8
%	91%	35%	3%	-	95%	5%	100%
2022	10.9	4.3	0.1	-	11.0	0.9	11.9
%	92%	36%	1%	-	92%	8%	100%
2021	9.9	4.4	0.2	0.2	10.1	0.4	10.5
%	94%	42%	2%	2%	96%	4%	100%
EY
2022	-	-	-	-	-	-	-
2021	-	-	-	-	-	0.4	0.4
%	-	-	-	-	-	100%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

3.4     Orange SA Statutory Financial Statements

3.4.1 Orange SA Statutory Financial Statements

Financial statements

Income statement

Balance sheet - assets

Balance sheet - equity and liabilities

Statement of cash flows

Note 22 Description of business and status

Note 1 Significant events

1.1 Pension reform

1.2 Simplified merger of Orange Caraïbe SA into Orange SA

1.3 Business reorganization operations

Note 2 Notes to the income statement by type

2.1 Revenue

2.2 Taxes other than income tax

2.3 Labor expenses

2.4 Finance costs, net

2.5 Exceptional income and expense

2.6 Income tax

Note 3 Notes to the balance sheet - assets

3.1 Property, plant and equipment and intangible assets

3.2 Financial assets

3.3 Other receivables

3.4 Cash and marketable securities

3.5 Prepaid expenses

3.6 Translation adjustment

Note 4 Notes to the balance sheet - equity and liabilities

4.1 Equity

4.2 Other shareholders’ equity

4.3 Provisions

4.4 Financial liabilities

4.5 Exposure to market risks

4.6 Other liabilities

4.7 Deferred income

4.8 Maturity of non-financial receivables and payables

Note 5 Contractual obligations and off-balance sheet commitments

5.1 Commitments related to operating activities

5.2 Other commitments

5.3 Financing commitments

Note 6 Litigation

Note 7 Transactions with companies and related parties

Note 8 Subsequent events

Note 9 Accounting policies for preparing the financial statements

9.1 Accounting policies

9.2 Use of estimates

9.3 Consideration of climate change risks

9.4 Changes in the macroeconomic environment

Note 10 Note 10 Compensation allocated to members of Orange SA’s Board of Directors and Executive Committee

3.4.2 Other information on the financial statements

3.4.1    Orange SA Statutory Financial Statements

The Orange SA Statutory Financial Statements for the year to December 31, 2023 were approved by the Board of Directors at its meeting of February 14, 2024 and will be submitted to the Shareholders’ Meeting of May 22, 2024 for approval.

Financial statements

Income statement

(in millions of euros)	Note	2023	2022
Revenue	3.1	22,326	22,487
Capitalized costs		1,329	1,548
Other income and expense reclassifications		981	700
Provision reversals		274	379
Total operating income		24,909	25,114
Consumption of goods and merchandise		(2,178)	(2,236)
Other external purchases and expenses		(9,174)	(8,913)
Taxes other than income tax	3.2	(894)	(985)
Labor expenses	3.3	(5,558)	(5,618)
Other operating expenses		(761)	(808)
Depreciation and amortization		(3,553)	(3,352)
Provisions		(226)	(176)
Total operating expenses		(22,345)	(22,088)
Operating income		2,564	3,026
Financial income		1,814	1,699
Financial provision reversals		1,332	470
Total financial income		3,146	2,168
Interest and similar expenses		(2,351)	(1,976)
Provisions		(182)	(61)
Total financial expenses		(2,533)	(2,036)
Finance costs, net	3.4	613	132
Income before tax and exceptional items		3,177	3,158
Exceptional income		2,139	2,278
Exceptional expenses		(3,149)	(3,144)
Exceptional income and expense	3.5	(1,010)	(865)
Employee profit-sharing		(106)	(121)
Income tax	3.6	(24)	(198)
Net income		2,036	1,974

Balance sheet - assets

(in millions of euros)	Note	December 31, 2023			December 31, 2022
		Cost	Depreciation and amortization	Net	Net
Non-current assets
Intangible assets	4.1	33,062	(6,058)	27,004	27,208
Property, plant and equipment	4.1	63,038	(45,298)	17,740	17,718
Financial assets	4.2	52,155	(10,262)	41,893	41,007
Total non-current assets (a)		148,255	(61,618)	86,637	85,933
Current assets
Inventories		520	(16)	504	423
Trade receivables		3,147	(305)	2,842	2,950
Other receivables	4.3	1,254	(8)	1,246	1,443
Marketable securities	4.4	4,753	(2)	4,751	7,321
Cash	4.4	1,597	-	1,597	1,272
Prepaid expenses	4.5	866	-	866	809
Total current assets (b)		12,137	(331)	11,806	14,218
Foreign exchange losses (c)	4.6	359	-	359	436
Total assets (a + b + c)		160,751	(61,949)	98,802	100,587

Balance sheet - equity and liabilities

(in millions of euros)	Note	December 31, 2023	December 31, 2022
Equity
Share capital		10,640	10,640
Share premium		15,872	15,872
Statutory reserve		1,064	1,064
Retained earnings		4,555	4,442
Net income		2,036	1,974
Grants		361	386
Accelerated depreciation		3,560	3,256
Total equity (a)	5.1	38,088	37,634
Other shareholders’ equity (b)	5.2	5,545	5,543
Provisions (c)	5.3	4,245	4,135
Payables
Financial liabilities	5.4	35,765	37,047
Trade payables		6,192	6,242
Other liabilities	5.6	6,804	7,760
Deferred income	5.7	1,405	1,502
Total liabilities and deferred income (d)		50,166	52,551
Foreign exchange gain (e)	4.6	758	724
Total equity and liabilities (a + b + c + d + e)		98,802	100,587

Statement of cash flows

(in millions of euros)	Note	2023	2022
Cash flows related to operating activities
Net income		2,036	1,974
Non-cash items
Depreciation and amortization of property, plant and equipment and intangible assets (1)		3,717	3,342
Net loss/(gain) on disposal of assets		15	(108)
Change in provisions and other non-cash items (2)		(1,072)	(117)
Merger losses (gains) (3)		62
Other items		25	-
Changes in working capital requirement
Decrease (increase) in inventories		(75)	7
Decrease (increase) in trade receivables		102	(29)
Decrease (increase) in other receivables and prepaid expenses	4.3 and 4.5	1	(122)
Increase (decrease) in trade payables (excluding fixed assets)		38	246
Increase (decrease) in other payables and deferred income	5.6 and 5.7	(103)	(25)
Increase (decrease) in foreign exchange gains/losses		44	(82)
Net cash flows provided by operating activities		4,790	5,085
Cash flows related to investing activities
Purchases of property, plant and equipment and intangible assets	4.1	(4,023)	(4,592)
Increase (decrease) in fixed assets payables		(106)	(180)
Proceeds from disposal of property, plant and equipment and intangible assets (4)		705	864
Subscription to Orange Digital Investment capital increase (5)	4.2	-	(72)
Other acquisitions and capital (increases)/reductions of subsidiaries and shareholdings		(12)	(11)
Change in payables on securities		(13)	-
Proceeds from disposal of equity securities	4.2	20	-
Treasury share purchases - Together 2021 Employee Shareholding Plan (6)	4.4	-	19
Other (purchases) sales of treasury shares	4.4	(16)	2
Decrease (increase) in other non-current financial assets	4.2	219	(143)
Net cash flows related to investing activities		(3,226)	(4,113)
Cash flows related to financing activities
Long-term debt issuance	5.4	1,000	1,253
Repayment of long-term debt	5.4	(2,132)	(500)
Increase (decrease) in other current financial liabilities		189	(470)
Decrease (increase) of cash collateral deposits		(469)	673
Issues (redemptions) of subordinated notes	5.2.1	177	(443)
Dividends paid	5.1.2	(1,862)	(1,861)
Change in Group current accounts	4.3 and 5.6	(721)	72
Net cash flows used in financing activities		(3,818)	(1,275)
Net change in cash and marketable securities		(2,252)	(304)
Cash and marketable securities in the opening balance (7)		8,575	8,879
Cash and marketable securities in the closing balance (7)		6,323	8,575

(1)   Including net reversals of grants and provisions.

(2)   Mainly includes changes in provisions for impairment of securities and employee benefits.

(3)   Loss arising from the merger of Orange SA with Orange Caraïbe SA (see Note 2.2 Simplified merger of Orange Caraïbe SA into Orange SA).

(4)   Including disposals of co-financing to other operators on the fiber network (see Note 3.5 Exceptional income and expense).

(5)   Including (47) million euros corresponding in 2022 to the paying up of half of the capital issued in 2021 for a total amount of 94 million euros.

(6)   Corresponding, in 2022, to the collection of the amount of advances granted to employees at the end of 2021.

(7)   Excluding treasury shares.

Note 22     Description of business and status

Orange SA ("the Company") is the parent company of the Orange group ("the Group"). It is engaged in both operating activities and subsidiary financing activities for the Orange group. The Company provides its B2C and B2B customers and other telecommunication operators with a wide range of services, including fixed telephony and mobile communications, data transmission, Internet and multimedia and other value-added services.

The Company’s purpose, as laid down in Article 2 of the Bylaws, is as follows: "As a trusted partner, Orange gives everyone the keys to a responsible digital world".

Orange SA is governed by French law on public limited companies (sociétés anonymes), subject to specific laws governing the Company, particularly French Law No. 90-568 of July 2, 1990 relating to the organization of public postal and telecommunication services, and Government Order No. 2014-948 of August 20, 2014 on the governance and capital transactions of publicly held companies. Orange SA is also regulated by its Bylaws.

The activities of the Company are governed primarily by European Union directives and by the French Postal and Electronic Communications Code (Code français des postes et des communications électroniques).

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Note 1        Significant events

1.1         Pension reform

In France, the pension reform law, gradually raising the legal retirement age to 64, was enacted on April 14, 2023.

The effects of this reform have been recognized in the income statement as a plan amendment and break down as follows:

−    an additional provision of (238) million euros was booked in exceptional income and expense on the French part-time for seniors plans signed in 2018 and 2021 (see Note 5.3.1 Employee benefits), which provided for the extension of the plans in the event of pension reform for the employees concerned;

−    a provision reversal of 22 million euros was recognized in exceptional income and expense on capital-based or annuity-based defined-benefit plans (see Note 5.3.1 Employee benefits).

1.2         Simplified merger of Orange Caraïbe SA into Orange SA

The 2023 fiscal year was marked by the simplified merger by absorption of Orange Caraïbe SA, a wholly owned subsidiary of Orange SA.

Purpose of the merger

This merger is in line with measures to simplify and streamline the Group’s legal structures in order to unite the teams, simplify organizations and strengthen Orange’s commercial position with customers in French Guiana as a multi-services operator.

Designation and effect of the transaction

As this is an internal restructuring, and in accordance with ANC Regulation No. 2014-03 of June 5, 2014 as amended by Regulation No. 2017-01 of May 5, 2017 relating to the French General Chart of Accounts (Title VII - Recognition and measurement of mergers and similar transactions), the assets and liabilities of Orange Caraïbe SA have been recorded in Orange SA’s financial statements at their net carrying value.

This merger is subject to the simplified merger regime regulated by Article L. 236-11 of the French Commercial Code, and came into legal effect on October 1, 2023. Pursuant to the option provided by Article L. 236-4 of the French Commercial Code, it was decided that the merger would be carried out with retroactive accounting and tax effect to January 1, 2023.

At December 31, 2022, the assets of Orange Caraïbe SA were valued at 185 million euros and its liabilities at 128 million euros, resulting in contributed net assets of 57 million euros. At this date, Orange Caraïbe SA had no regulated provisions in its financial statements.

As Orange SA holds all the shares making up the share capital of Orange Caraïbe SA, and no capital increase was carried out to compensate for the contribution, no merger premium was recorded.

The difference between the net assets contributed by Orange Caraïbe SA, calculated on the basis of the financial statements for the year ended December 31, 2022, and the net carrying value in Orange SA’s financial statements of all the shares held in the share capital of Orange Caraïbe SA (i.e. 119 million euros) constitutes in this case a merger loss of (62) million euros recognized in finance costs, net (see Note 3.4 Finance costs, net).

1.3         Business reorganization operations

Orange Business has presented the operational implementation of its strategic priorities for the Enterprise business segment within the framework of the strategic plan, Lead the future. This plan carries a strong ambition to transform and simplify the Enterprise business, whose market is undergoing profound changes. Orange SA has embarked on a transformation program that includes discontinuing the marketing of some offers and services and the implementation of a voluntary departure plans (elimination of around 650 positions in France), for which discussions with employee representative bodies were in progress as of December 31, 2023. In this context, a restructuring provision of (132) million euros was recognized at December 31, 2023, corresponding to the best estimate to date of the costs of this plan (see Note 3.5 Exceptional income and expense).

Note 2        Notes to the income statement by type

2.1         Revenue

(in millions of euros)	2023	2022
Convergent services	5,462	5,311
Mobile-only services	2,830	2,624
Fixed-only services	6,059	6,252
IT & integration services	627	650
Services to carriers	4,931	5,362
Equipment sales	1,387	1,183
Other revenues	1,029	1,104
Total (1)	22,326	22,487

(1)   Revenues generated outside France are not material; however, revenues generated in the French West Indies and French Guiana in 2023 amounted to 223 million euros.

The breakdown of revenues by product line is as follows:

−    revenue from convergent services include revenue billed to customers for retail sales of convergent offers to B2C customers, excluding equipment sales (see this definition). A convergent offer is defined as the combination of at least fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile voice plan;

−    revenue from mobile-only services include revenue billed to mobile contract customers (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−    revenue from fixed-only services includes revenue billed to customers for retail sales of fixed services, excluding convergent services and equipment sales (see these definitions). It includes fixed narrowband services (conventional fixed telephony), fixed broadband services, business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by the Enterprise segment). For the Enterprise segment, revenues from fixed-only services include network equipment sales linked to the operation of voice and data services;

−    revenue from IT & integration services includes revenue from unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other application services), security services, video-conferencing offers, services related to Machine to Machine activities (offline) and equipment sales related to the above products and services;

−    revenue from services to carriers includes:

-     mobile services to carriers, which, in particular, combine incoming mobile traffic, visitor roaming, network sharing, national roaming and mobile virtual network operators (MVNOs),

-     fixed services to carriers, which include, in particular, domestic interconnections, services to international carriers, access services to broadband and very high-speed broadband (fiber optic access, unbundling of telephone lines, xDSL access sales), and wholesale sales of telephone lines;

−    equipment sales include all fixed and mobile equipment sales, with the exception of equipment sales related to providing IT & integration services, network equipment sales related to the operation of voice and data services for the Enterprise segment and equipment sales to external distributors and brokers;

−    other revenues includes, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and miscellaneous other revenues.

2.2         Taxes other than income tax

(in millions of euros)	2023	2022
Territorial economic contribution (Contribution économique territoriale) (1), IFER (Imposition forfaitaire sur les entreprises de réseaux - flat-rate tax on network enterprises) (2) and similar taxes	(515)	(599)
Other taxes and duties, including the COSIP (Compte de soutien à l’industrie des programmes audiovisuels - Account to support the broadcast programming industry) tax (3)	(379)	(386)
Total	(894)	(985)

(1)   The decrease in the territorial economic contribution between 2022 and 2023 was related to the decrease in its main component, the business value added tax (cotisations sur la valeur ajoutée des entreprises - CVAE).

(2)   Flat-rate tax on network businesses.

(3)   Account to support the broadcast programming industry.

2.3         Labor expenses

	2023	2022
Average number of employees (1) (full-time equivalent)	53,074	57,907
- of which senior managers and managers	34,620	36,885
- of which employees, technicians and supervisors	18,454	21,022
Wages and employee benefit expenses (in millions of euros)	(5,558)	(5,618)
of which
- wages and salaries	(3,587)	(3,598)
- social security charges (2)	(1,581)	(1,611)
- provision for employee incentive bonuses for the fiscal year	(147)	(164)
- payments to the Works Council	(91)	(98)
- other expenses	(152)	(147)

(1)   Of whom 24% were French civil servants (compared with 28% at December 31, 2022).

(2)   The charge for defined-contribution pension plans was 551 million euros and mainly comprised the flat-rate contribution to the pension plan for civil servant employees of Orange SA, which was 51.45% in 2023, compared with 51.25% in 2022.

2.4         Finance costs, net

(in millions of euros)	Note	2023	2022
Dividends received	4.2	459	593
Orange Brand Services Limited		275	300
Orange Participations		-	200
Orange Telecommunications Group Limited		33	-
Orange Polska		53	36
FT IMMO H		87	48
Rimcom		7	6
Nordnet		3	3
Other		1	1
Revenue from marketable securities		160	3
Revenue from receivables related to equity securities and current accounts		164	87
Loan interest		(1,031)	(886)
Interest on other shareholders’ equity (including subordinated notes) (1)		(211)	(209)
Interest on derivative instruments		140	163
Net foreign exchange gains (losses)		5	(5)
Net change in impairment of equity securities	4.2	1,240	410
Orange Polska		167	37
Atlas Services Belgium		1,160	387
Orange Telecommunications Group Limited		(33)	-
Orange Participations US		(3)	(8)
Other		(51)	(6)
Other operating income/expense and changes in other provisions (2)		(313)	(24)
Total		613	132

(1)   Including, in 2023, coupons on subordinated notes for (177) million euros (see Note 5.2.1 Subordinated notes).

(2)   Mainly comprising, in 2023, the cost of discounting provisions for employee benefit obligations of (67) million euros and interest on cash current accounts of (172) million euros and the Orange Caraïbe merger loss of (62) million euros.

2.5         Exceptional income and expense

(in millions of euros)	Note	2023	2022
French part-time for seniors plans (1)	4.3.1	(485)	(367)
Provision for risks on property leases		(79)	(69)
Change in regulated provisions (2)		(304)	(371)
Disposals, changes in provisions and other exceptional items (3)		(141)	(58)
Total		(1,010)	(865)

(1)   Including, in 2023, an additional provision of (238) million euros booked on the French part-time for seniors plans in the context of pension reform.

(2)   Corresponds to accelerated depreciation.

(3)   Mainly including, in 2023, current restructuring provisions for the Enterprise business segment (see Note 2.2 Business reorganization operations).

2.6         Income tax

(in millions of euros)	2023	2022
Income tax benefit/(expense), net of income from tax consolidation group	(24)	(198)

Income tax expense

At December 31, 2023, Orange SA recognized a net income tax expense of (24) million euros. This amount mainly comprises an income tax expense of (175) million euros and income from tax consolidation of 91 million euros accruing to Orange SA, the parent company of the tax consolidation group, and tax credits in the amount of 59 million euros.

Orange SA has opted for Group tax consolidation relief with various subsidiaries. At December 31, 2023, the tax consolidation group comprised 54 companies (56 companies at December 31, 2022).

The Company’s net future tax relief reflects an amount of approximately 217 million euros at December 31, 2023, (253 million euros at December 31, 2022), which is primarily linked to the provision for employee benefit obligations. This relief will mainly be applied over the period from 2024 to 2032.

Developments in tax disputes and audits

Tax audits

Orange SA was the subject of several tax audits for the years 2017-2018 and 2019-2020, for which the tax adjustments notified to date total approximately 535 million euros (including default penalties and interest). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communication services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the tax adjustments notified during the previous audits, as well as the inclusion in the tax base of income from the sale of equipment in 2019 and 2020, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are being challenged by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended, for which the effects are non-material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed STN business. This adjustment request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities, which are still ongoing. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Note 3        Notes to the balance sheet - assets

3.1         Property, plant and equipment and intangible assets

3.1.1         Intangible assets

(in millions of euros)	2023	2022
Net book value in the opening balance	27,208	27,422
Acquisitions	965	989
of which licenses	2	9
of which brands, patents and software	719	719
of which development costs	219	225
Disposals	(1)	(7)
Depreciation, amortization and impairment	(1,188)	(1,197)
Net effect of the merger with Orange Caraïbe	24	-
Other items	(4)	1
Net book value in the closing balance	27,004	27,208

(in millions of euros)	December 31, 2023
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value
Development costs	1,345	(736)	(4)	604
Concessions, similar rights, patents, licenses, brands, software	8,493	(4,357)	(0)	4,136
of which licenses	3,621	(1,402)	-	2,219
Goodwill	22,784	(56)	(647)	22,082
of which merger losses (1)	22,629	-	(550)	22,079
Other intangible assets	439	(251)	(6)	182
Total	33,062	(5,400)	(657)	27,004

(1)   Including losses of 19 billion euros arising from the mergers at January 1, 2013 of the entities France Télécom SA, Orange Holding SA and Orange France SA, allocated to the France business segment (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets).

3.1.2         Property, plant and equipment

(in millions of euros)	2023	2022
Net book value in the opening balance	17,718	17,143
Acquisitions	3,071	3,624
of which buildings	222	207
of which plant and equipment	2,503	3,044
Disposals	(491)	(749)
Depreciation, amortization and impairment	(2,631)	(2,298)
Net effect of the merger with Orange Caraïbe	67	-
Other items	6	(1)
Net book value in the closing balance	17,740	17,719

(in millions of euros)	December 31, 2023
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value
Buildings	5,904	(4,457)	(1)	1,447
Plant, machinery and equipment	52,623	(38,050)	(53)	14,520
Other property, plant and equipment	4,511	(2,475)	(262)	1,774
Total	63,038	(44,982)	(316)	17,740

3.2         Financial assets

(in millions of euros)	Note	2023	2022
Net book value in the opening balance		41,007	40,284
Additions (1)		282	1,780
Disposals (1)		(815)	(1,467)
Provisions for impairment of securities	3.4	(90)	(22)
Reversals of provisions for impairment of securities	3.4	1,625	432
Changes of perimeter (merger, liquidation… ) and reclassifications		(116)	-
Net book value in the closing balance		41,893	41,007

(1)   Mainly corresponds to changes in receivables related to direct and indirect equity investments.

In 2023, the other major movements during the fiscal year related to:

−    the write-off of the gross value of (provisioned) shares of Orange Telecommunications Group Limited, an entity in the process of liquidation, for (304) million euros, recognized in exceptional income and expenses;

−    the corresponding reversal of the provision for Orange Telecommunications Group Limited shares for 295 million euros, recognized in exceptional income and expenses;

−    the write-off of Orange Caraïbe shares for (119) million euros (see Note 2.2 Simplified merger of Orange Caraïbe SA into Orange SA).

In 2022, the other major movements during the fiscal year related to:

−    the contribution of Totem France shares to the Totem Group for 489 million euros, remunerated with shares of the Totem Group for the same amount;

−    the subscription to capital increases carried out by Orange Caraïbe (by offsetting receivables) for 85 million euros, by Orange Digital Investment, for 50 million euros, half of which has been paid up, and by the Totem Group, for 11 million euros.

(in millions of euros)	December 31, 2023
	Gross value	Accumulated impairment losses	Net book value
Equity securities	49,657	(10,261)	39,396
Cash collateral paid (1)	19	-	19
Other financial assets (2)	2,478	-	2,478
Total	52,154	(10,261)	41,893

(1)   Cash collateral received comes under short-term borrowings (see Note 5.4.1 Schedule of gross financial debt, cash and marketable securities by maturity).

(2)   Including receivables related to direct and indirect investments of 2,358 million euros in 2023, compared with 2,596 million euros in 2022.

Equity securities

List of equity securities

(in millions of euros)	Share capital	Other shareholders’ equity (1)	Share of capital held	Carrying value of securities held at 12/31/2023		Revenue at 12/31/2023 (1)	Net income for the last fiscal year ended (1)	Dividends received by Orange SA in 2023 (2)	Loans and advances granted by Orange SA
				Gross	Net
Subsidiaries (over 50% owned)
Atlas Services Belgium	19,618	1,636	100%	26,791	21,605	N/A	1,195	-	-
Orange Participations	7,357	1,368	100%	9,841	9,841	N/A	140	-	-
Orange Polska	907	1,966	50.67%	6,335	2,095	2,454	172	52	-
Orange Brand Services Limited	1,052	3,261	100%	3,153	3,153	539	347	275	-
Orange Participations US	420	(376)	100%	440	40	N/A	(7)	-	-
Rimcom	114	(4)	100%	310	182	N/A	6	7	-
FT IMMO H	266	322	100%	267	267	194	102	87	-
Orange Business Services SA	1,064	(138)	100%	1,222	1,222	1,225	(105)	-	355
Orange Digital Investment	372	98	100%	398	398	N/A	(18)	-	-
Totem Group	434	(165)	100%	500	500	N/A	(169)	-	1,307
Other securities	N/A	N/A	N/A	380	74	N/A	N/A	36	-
Total subsidiaries				49,637	39,377			458	1,662
Non-controlling interests (less than 50% owned)
Other securities	N/A	N/A	N/A	20	19	N/A	N/A	1	-
Total non-controlling interests				20	19			1	-
Total subsidiaries and shareholdings				49,657	39,396			459	1,662

(1)   Figures not yet approved by the Boards of Directors.

(2)   See Note 3.4 Finance costs, net.

Values in use of equity securities

The values in use of equity securities consist of the estimated enterprise values of the entities making up the investments less their net debt (or increased by their net cash), calculated in their currency and converted at the closing rate into euros:

−    the value in use of the Atlas Services Belgium (ASB) securities consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the net cash held by ASB and its intermediate holding companies. It includes, in particular, the activities in Spain (excluding passive infrastructure management), Romania, Slovakia and Belgium (78% owned);

−    the value in use of the Orange Participations (OPA) securities consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the net cash held by OPA and its intermediate holding companies. It mainly includes activities carried out in the Africa & Middle East region, grouped within the Orange Africa & Middle East (OMEA) intermediary holding company, banking activities in France and activities in the Public Initiative Networks (through the Orange Concessions securities held);

−    the value in use of the Orange Polska securities comprises Orange SA’s share (50.7%) in the enterprise value of Poland, less the net debt of the Orange Polska group;

−    the value in use of the Orange Brand Services Limited (OBSL) securities consists of the value in use of the Orange brand, plus the net cash held by OBSL;

−    the value in use of the Orange Business Services SA (OBS SA) securities consists of the share of the values in use of its directly and indirectly held operating subsidiaries, plus the net cash held by OBS SA and its intermediate holding companies. It mainly includes consulting, IT integration and enterprise services for companies in the fields of data, digital, customer experience, connectivity, Internet of Things (IoT), Cloud Computing and cybersecurity;

−    the value in use of the Totem Group securities is made up of the value in use of the two operating entities that it owns, Totem France and Totem Spain, plus the net cash held by the Totem Group.

Key assumptions used to determine value in use

In 2023, the Group updated its financial trajectories.

The key operating assumptions used to determine values in use are common to all of the Group’s business segments. These assumptions include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, industry regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, the roll-out of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2023:

−    discount rates have risen sharply as a result of the deteriorating macroeconomic environment (higher interest rates), as well as the inclusion, where applicable, of a specific premium reflecting an assessment of the risks of achieving certain business plans, or of country risks;

−    perpetual growth rates were maintained for most geographical areas.

At December 31, 2023, the business plans and key operating assumptions were sensitive to the following:

−    inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

−    the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and market concentration; and

−    specifically in the Middle East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

Main assumptions that affect the determination of value in use are as follows:

December 31, 2023	Orange SA businesses (1)	Spain	Brand	Poland	Romania (2)	Belgium/Luxembourg (2)
Source used	Internal plan				N/A	N/A
Methodology	Discounted cash flows				N/A	N/A
Perpetuity growth rate	0.8%	1.5%	1.4%	2.0%	N/A	N/A
Post-tax discount rate	6.3%	7.8%	8.5%	8.0%	N/A	N/A

(1)   Including Enterprise activities conducted within Orange SA.

(2)   In view of the transactions in progress in these two geographical areas, the value in use is based on transactional amounts.

The value in use of Orange SA’s activities serves as the reference point for testing the valuation of Orange SA’s property, plant and equipment and intangible assets (including the allocated share of merger losses) (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets).

Sensitivity of values in use

Values in use are sensitive to assumptions of cash flows at the terminal point used in the internal plans (representing a significant portion of the recoverable amount), assumptions of perpetual growth rates and discount rates, as well as exchange rates at the closing date for entities outside the euro zone (see Note 10.2 Use of estimates).

In particular, in a period of rising interest rates, all other things being equal, an increase of around 31 basis points in the discount rate after tax applied to the business plans of Orange SA would reduce the value in use of Orange SA’s net assets to their net carrying value.

3.3         Other receivables

(in millions of euros)	December 31, 2023	December 31, 2022
Deductible VAT	672	668
Subsidiaries’ cash current accounts	294	497
Other	280	277
Total	1,246	1,443

3.4         Cash and marketable securities

(in millions of euros)	December 31, 2023	December 31, 2022
Marketable securities (value net of provisions)	4,751	7,321
of which treasury shares	26	19
Cash	1,597	1,272
Total	6,348	8,593

Treasury shares

As authorized by the Shareholders’ Meeting of May 23, 2023, the Board of Directors instituted a new share Buyback program (the 2023 Buyback Program) and canceled the 2022 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months from the aforementioned Shareholders’ Meeting. The 2023 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 29, 2023.

(number of shares)	December 31, 2023	December 31, 2022
Free share award plans	1,664,145	1,285,171
Liquidity contract	764,998	680,000
Total treasury shares	2,429,143	1,965,171

3.5         Prepaid expenses

(in millions of euros)	December 31, 2023	December 31, 2022
Prepaid financial expenses	477	484
Prepaid operating expenses	389	326
of which property leases	260	247
Total	866	809

3.6         Translation adjustment

Foreign exchange gains and losses respectively represent unrealized gains and losses arising primarily on the translation of loans and borrowings and loans denominated in foreign currencies into euros.

Foreign exchange losses were 359 million euros at the end of December 2023 (436 million euros at the end of December 2022) and correspond to unrealized losses. These mainly relate to financial liabilities denominated in dollars (amounting to 249 million euros), following the appreciation in this currency since the date of issue of the loans.

Foreign exchange gains were 758 million euros at the end of December 2023 (724 million euros at the end of December 2022) and correspond to unrealized gains. These mainly relate to financial liabilities denominated in dollars (amounting to 471 million euros) and pounds sterling (amounting to 265 million euros), following the depreciation in these currencies since the date of issue of the loans.

Note 4        Notes to the balance sheet - equity and liabilities

4.1         Equity

No new shares were issued during the 2023 fiscal year. At December 31, 2023, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2023, the share capital and voting rights of Orange SA broke down as follows:

4.1.1         Change in equity

(in millions of euros)	Amount at beginning of period	Allocation of 2022 net income	Dividend	2023 net income	Capital increase	Other movements	Amount at end of period
Share capital	10,640	-	-	-	-	-	10,640
Share premium	15,872	-	-	-	-	-	15,872
Statutory reserve	1,064	-	-	-	-	-	1,064
Retained earnings	4,443	1,974	(1,862)	-	-	-	4,555
Net income	1,974	(1,974)	-	2,036	-	-	2,036
Grants	386	-	-	-	-	(25)	361
Regulated provisions	3,255	-	-	-	-	304	3,560
Total	37,634	-	(1,862)	2,036	-	279	38,088

4.1.2         Dividends

Full year	Approved by	Description	Dividend per share (in euro)	Payout date	Payment method	Total (in millions of euros)
2023	Board of Directors Meeting on July 25, 2023	2023 interim dividend	0.30	December 06, 2023	Cash	798
	Shareholders’ Meeting of May 23, 2023	Balance for 2022	0.40	June 07, 2023	Cash	1,064
Total dividends paid in 2023						1,862
2022	Board of Directors Meeting on July 27, 2022	2022 interim dividend	0.30	December 07, 2022	Cash	797
	Shareholders’ Meeting of May 19, 2022	Balance for 2021	0.40	June 09, 2022	Cash	1,063
Total dividends paid in 2022						1,861

4.2         Other shareholders’ equity

(in millions of euros)	December 31, 2023	December 31, 2022
Subordinated notes (1)	4,913	4,910
Perpetual bonds redeemable for shares (TDIRAs)	633	633
Total	5,545	5,543

(1)   See the breakdown of their notional value in Note 5.2.1 Subordinated notes.

4.2.1         Subordinated notes

Notional value of subordinated notes

Issues and repurchases of subordinated notes are presented below:

Initial issue date	Initial notional value (in millions of currency)	Initial notional value (in millions of euros)	Initial currency	Rate	December 31, 2021 (in millions of euros)	Issue/ Redemption	December 31, 2022 (in millions of euros)	Issue/ Redemption	December 31, 2023 (in millions of euros)
02/07/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	(1,000)	-
10/01/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250
10/01/2014	600	771	GBP	5.75%	547	(547)	-	-	-
04/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000
09/19/2019	500	500	EUR	1.75%	500	-	500	-	500
10/15/2020	700	700	EUR	1.75%	700	-	700	-	700
05/11/2021	500	500	EUR	1.38%	500	-	500	-	500
04/18/2023	1,000	1,000	EUR	5.38%	-	-	-	1,000	1,000
Issues and purchases of subordinated notes					5,497	(547)	4,950	-	4,950

−    On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches, in euros and pounds sterling. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

−    On October 1, 2014, as part of its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF (under visa nos. 14-036 and 14-525).

−    On April 15, 2019, as part of its EMTN program, Orange SA issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

−    On September 19, 2019, as part of its EMTN program, Orange SA issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These issuances were the subject of a prospectus approved by the AMF (under visa nos. 14-036, 14-525, 19-152 and 19-442).

On December 12, 2019, Orange announced its intention to exercise on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial notional value of 1 billion euros, already partially bought back in April 2019. The interest incurred on this tranche up to December 31, 2019 was 19 million euros. Due to the commitment made by Orange SA to buy back this tranche, it was reclassified from "other shareholders’ equity" to "other short-term borrowings."

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−    On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

−    On November 21, 2022, Orange launched a redemption offer for the 426 million pounds sterling remaining on the tranche with an initial notional value of 600 million pounds sterling (i.e. 547 million euros of an initial historical value of 771 million). On November 30, 2022, following this offer, the Group was able to repurchase 387 million pounds sterling of these subordinated notes (historical value of 497 million euros). The notional amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial notional amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to financial liabilities at December 31, 2022 (the redemption having taken place on January 17, 2023).

−    On April 5, 2023, Orange has launched a repurchase offer for its 1 billion euros deeply subordinated notes with an initial early redemption date of February 7, 2024. On April 18, 2023, following this offer, the Group was able to repurchase 802 million euros worth of these subordinated notes. The notional amount remaining in circulation after this repurchase amount to 198 million euros.

−    On April 18, 2023, as part of its EMTN program, Orange issued 1 billion euros of subordinated notes with an annual fixed coupon of 5.375%. A revision of interest rates based on market conditions is provided for contractually from 2030.

Orange has a call option on this tranche from January 18, 2030 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% from 2035 and an additional 0.75% from 2050.

−    On December 13, 2023, Orange announced its intention to exercise on February 7, 2024, its call option on the remaining outstanding 198 million euros of the tranche with an initial notional value of 1 billion euros, already partially bought back in April 2023. As a result, the remaining outstanding amount was reclassified to other short-term borrowings at December 31, 2023.

All these notes, listed on Euronext Paris, are deeply subordinated notes (senior compared with ordinary shares), i.e. the holders will only be remunerated (whether for the notional, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange SA.

At each interest payment date, remuneration may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity."

In 2023, Orange did not exercise its option to defer the coupon payments on the subordinated notes and, accordingly, paid the noteholders as follows:

−    on January 17, 2023, remuneration of 2 million euros (1.8 million pounds sterling);

−    on February 7, 2023, remuneration of 53 million euros;

−    on March 20, 2023, remuneration of 9 million euros;

−    on April 17, 2023, remuneration of 24 million euros;

−    on April 18, 2023, remuneration of 8 million euros;

−    on May 11, 2023, remuneration of 7 million euros;

−    on October 2, 2023, remuneration of 63 million euros;

−    on October 16, 2023, remuneration of 12 million euros.

4.2.2         TDIRAs

On March 3, 2003, under the terms of the settlement agreement that ended business relations with MobilCom, Orange SA issued perpetual bonds redeemable for shares (TDIRAs), with a par value of 14,100 euros, reserved for members of the bank syndicate (the "Bank tranche") and for the OEM creditors of MobilCom (the "Equipment Supplier tranche"). The TDIRAs are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers or AMF - French Financial Markets Authority) on February 24, 2003. At December 31, 2023, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 622.844 shares to one TDIRA (i.e. a conversion price of 22.638 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor 2.5%.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity."

4.3         Provisions

(in millions of euros)	Employee benefits and similar		Dismantling and restoring of sites	Provisions for litigation (1)	Other provisions	Total provisions for contingencies
	Post-employment benefits Note 5.3.1	Long-term benefits Note 5.3.1
Provision in the opening balance	595	2,316	286	312	626	4,135
Allocations (2)	106	616	-	18	197	937
Reversals (2)	(49)	(512)	(12)	(127)	(167)	(867)
Reversals - used	(30)	(512)	(12)	(2)	(115)	(671)
Reversals - unused	(19)	-	-	(125)	(53)	(197)
Discounting and other effects (3)	28	54	(44)	2	(0)	40
Provision in the closing balance	680	2,473	231	205	656	4,245

(1)   See the detail in Note 7 Litigation.

(2)   Including 9 million euros for provisions relating to the free share award plans, offset by a charge to labor expenses (see Note 5.3.2 Share-based compensation).

(3)   Including (58) million euros for dismantling provisions offset by the recognition of a dismantling asset (see Note 10.1.14 Provisions pour contingencies) and 14 million euros related to the net effect of the merger with Orange Caraïbe.

The impact of changes in provisions on the income statement for the fiscal year breaks down as follows:

(in millions of euros)	Operating income	Financial income	Exceptional income	Total
Increases (including discounting)	(184)	(93)	(726)	(1,003)
Reversals	236	1	621	859
Balance at December 31, 2023	52	(92)	(104)	(145)

4.3.1         Employee benefits

Types of post-employment benefits and other long-term benefits

In accordance with French laws and practices, Orange SA has obligations relating to employee benefits:

−    with regard to retirement, employees are covered by defined contribution plans required by law. Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plan covering its own civil servant employees or any other civil service plans;

−    Orange SA also provides an annuity-based defined-benefit plan for senior executives in the amount of 195 million euros. The plan assets of this plan were transferred. For several years now, this plan has been closed to new members;

−    Orange SA is also committed, in the amount of 652 million euros for private sector employees and 12 million euros for civil servants, to capital-based defined-benefit plans: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses on retirement depending on their years of service and end-of-career salary;

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as long-term compensated absences and French part-time for seniors plans (Temps Partiel Senior (TPS)) detailed below.

French part-time for seniors plans

The French part-time for seniors plans are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    base compensation of between 65% and 80% of that of a full-time job;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions); and

−    a minimum compensation level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (Compte Épargne Temps (CET)) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2023, the number of employees who are current beneficiaries of the French part-time for seniors plans, and therefore included in the provision, was approximately 9,150.

At December 31, 2023, the provision for French part-time for seniors plans was 1,678 million euros (versus 1,726 million euros at December 31, 2022).

Key assumptions used to calculate obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age, calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed. At December 31, 2023, with sign-ups to the 2018 and 2021 French part-time for seniors plans (TPS) no longer possible, the sensitivity to the sign-up rate was not presented.

The actuarial assumptions used to measure Orange SA’s obligation in respect of retirement and other long-term employee benefits are as follows:

	December 31, 2023	December 31, 2022
Discount rate (1)	3.20% to 4.15%	3.40% to 3.85%
Average expected long-term increase in salaries	1.4% to 2.7% (1)	1.2% to 2.20%
Long-term inflation rate	2%	2%

(1)   Rates of 3.45% and 3.20%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (compared with 3.40% and 3.55% at December 31, 2022).

The discount rates are based on AA-rated corporate bonds with the same maturity as the obligation.

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

Change in the value of obligations

The table below provides details of the change in the value of employee benefit obligations:

(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Total post- employment benefits	Other long-term benefits
Change in the value of obligations
Total benefit obligations in the opening balance	188	568	3	759	2,315
Service cost	0	41	0	41	156
Interest cost	6	21	0	27	52
Actuarial (gains)/losses	2	82	(0)	84	86
Past service cost (1)	(0)	(30)	(0)	(30)	238
Transfer between entities	-	-	-	-	-
Impact on the opening balance of the merger with Orange Caraïbe	-	6		6	2
Benefits paid	(1)	(24)	-	(25)	(509)
Total benefit obligations in the closing balance (a)	195	664	3	862	2,340
in respect of employee benefit plans that are wholly or partly funded	195	-	-	195	-
in respect of employee benefit plans that are wholly unfunded	-	664	3	667	2,340
Change in plan assets				-
Fair value of plan assets in the opening balance	165	-	-	165	-
Actuarial return on plan assets	6	-	-	6	-
Gains/(losses) on plan assets	8	-	-	8	-
Employer contributions	3	-	-	3	-
Benefits paid by the fund	-	-	-	-	-
Fair value of plan assets in the closing balance (b)	182	-	-	182	-
Plan assets
Net funded status (a) - (b)	13	664	3	680	2,340
Unrecognized actuarial gains/(losses)	-	-	-	-	-
Unrecognized past service cost	-	-	-	-	-
Provision/(Asset)	13	664	3	680	2,340
Of which provision (asset): Short term	1	55	-	56	635
Of which provision (asset): Long term	12	609	3	624	1,705
Net fiscal year pension cost
Service cost	(0)	41	0	41	156
Interest cost	7	21	0	28	52
Expected return on plan assets	(5)	-	-	(5)	-
Actuarial (gains)/losses	(7)	82	(0)	75	86
Amortization of past service cost	(0)	(30)	(0)	(30)	238
Total net fiscal year pension cost	(5)	114	(0)	109	533
Changes in provision/(asset)
Provision/(asset) at beginning of period	24	568	3	595	2,315
Net fiscal year pension cost	(7)	114	(0)	107	533
Contributions and/or benefits paid by the employer	(3)	(24)	-	(27)	(510)
Impact on the opening balance of the merger with Orange Caraïbe	-	5	-	5	2
Provision/(Asset) in the closing balance	14	663	3	680	2,340

(1)   Including the effect of the pension reform on French part-time for seniors plans for 238 million euros and on other plans for (22) million euros.

Maturity dates of employee benefits

The table below provides a breakdown of the ten-year maturity schedule of projected disbursements for the French part-time for seniors plans, pension plans and other post-employment benefit obligations at December 31, 2023. Provisions for time savings accounts and long-term illness are not included in the table below.

(in millions of euros)	At December 31, 2023	Payments due by period at December 31, 2023
		2024	2025	2026	2027	2027 to 2033
French part-time for seniors plans (excluding grants)	1,678	524	469	384	277	138
Provisions for pensions and other post-employment benefits	932	143	107	88	101	321
Total employee benefit obligations	2,611	668	576	472	378	459

4.3.2         Share-based compensation

Free share award plans in force at December 31, 2023

The Board of Directors approved the implementation of free share award plans (Long Term Incentive Plans - LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as "Executives" or "Leaders."

Main characteristics

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Date of implementation by the Board of Directors	July 25, 2023	July 27, 2022	July 28, 2021
Maximum number of free share units (1)	1.9 million	1.8 million	1.8 million
Estimated number of beneficiaries	1,200	1,300	1,300
Vesting date of rights for beneficiaries	March 31, 2026	December 31, 2024	December 31, 2023
Delivery date of the shares to the beneficiaries	March 31, 2026	March 31, 2025	March 31, 2024

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash amount based on the market price of Orange stock at the delivery date of the shares.

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Assessment of continued employment condition	From July 25, 2023 to March 31, 2026	From July 27, 2022 to December 31, 2024	From July 28, 2021 to December 31, 2023

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2021-2023, 2022-2024 and 2023-2025;

−    the Corporate Social Responsibility (CSR) internal performance condition, two-thirds of which comprises the reduction of CO2 emissions and one-third the proportion of women in the Group’s management networks for the Long Term Incentive Plan (LTIP) 2023-2025. For the 2021-2023 and 2022-2024 plans, half of the performance condition is based on reducing customer CO2 emissions, and half on the proportion of women in the Group’s management networks. This performance condition is assessed at the end of the three-year plan against the targets set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2023-2025	LTIP 2022-2024	LTIP 2021-2023
Organic cash flow from telecom activities	40%	50%	50%
Total Shareholder Return (TSR)	30%	30%	30%
Corporate Social Responsibility (CSR)	30%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan.

Accounting effect

Provisions recognized at December 31, 2023 under these plans amounted to 31 million euros (see Note 10.1.16 Other employee benefits), with a net impact on income of (9) million euros in 2023.

Conclusion of the free share award plan LTIP 2020-2022

Due to the partial achievement of the performance conditions, 0.9 million shares were delivered to the beneficiaries.

4.4         Financial liabilities

4.4.1         Schedule of gross financial debt, cash and marketable securities by maturity

(in millions of euros)		December 31 2022	December 31 2023	2024	2025	2026	2027	2028	Beyond
Long- and medium-term financial liabilities
Bonds (1)		29,230	28,297	1,900	2,328	1,525	2,000	1,697	18,848
Bank loans and loans from multilateral lending institutions		2,100	1,850	-	650	350	350	-	500
Other medium- and long-term debt (2)		1,500	-	-		-	-	-	-
Total (a)		32,830	30,147	1,900	2,978	1,875	2,350	1,697	19,348
Other current financial liabilities
Neu Commercial Paper (3)		1,001	1,236	1,236	-	-	-	-	-
Bank overdrafts		13	0	-	-	-	-	-	-
Other short-term borrowings (4)		2,695	3,856	3,856	-	-	-	-	-
Accrued interest not yet due (5)		508	524	524	-	-	-	-	-
Total (b)		4,217	5,617	5,617	-	-	-	-	-
Total gross financial debt (A)	(a) + (b)	37,047	35,764	7,517	2,978	1,875	2,350	1,697	19,348
Marketable securities		7,321	4,751	4,751	-	-	-	-	-
Cash		1,272	1,597	1,597	-	-	-	-	-
Total cash, cash equivalents and marketable securities (B)		8,593	6,348	6,348	-	-	-	-	-
Total gross financial debt less cash and marketable securities at year-end	(A) - (B)	28,454	29,417	1,169	-	-	-	-	-

(1)   Includes EMTN (Euro Medium Term Notes) private placements.

(2)   Credit line taken out on October 15, 2019 with Atlas Services Belgium reclassified as short term at December 31, 2023 (maturing on October 15, 2024).

(3)   Negotiable European Commercial Paper (formerly called "commercial paper").

(4)   Including, in 2023, two credit lines taken out with Atlas Services Belgium for 1,500 million euros each (maturing in the second half of 2024), cash collateral received for 587 million euros and subordinated notes to be repurchased in February 2024 for 198 million euros (see Note 5.2.1 Subordinated notes).

(5)   Including accrued interest not yet due on bonds of 439 million euros.

At December 31, 2023, Orange SA bonds were redeemable at maturity, and no specific guarantees had been given in relation to these issuances. Some bonds may be redeemed in advance at the request of the issuer.

The representations, warranties and covenants on debts and credit lines with banks are presented in Note 4.5.3 Liquidity risk management.

4.4.2         Financial debt by currency

The table below provides a breakdown of Orange SA’s gross financial debt less cash and marketable securities by currency before currency derivatives.

Equivalent value in millions of euros at year-end closing rate	December 31, 2023	December 31, 2022
EUR	21,411	21,017
USD	3,647	3,296
GBP	3,089	2,760
CHF	539	507
HKD	109	246
NOK	115	122
PLN	(13)	9
Other currencies	(5)	(11)
Total before accrued interest	28,893	27,946
Accrued interest	524	508
Total before currency derivatives	29,417	28,454

4.5         Exposure to market risks

4.5.1         Interest rate risk management

Orange SA seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize the cost of its debt by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

Derivatives

The derivatives used to manage Orange SA’s fixed-rate/variable-rate exposure at December 31, 2023 break down as follows:

(in millions of euros)	2024	2025	2026	2027	2028	Beyond	Notional amount
Instruments designated as hedges
Interest rate swaps	211	-	-	-	-	350	561
Cross currency swaps	-	730	-	-	667	5,415	6,812
Instruments designated as hedging other items or not qualifying for hedge accounting
Interest rate swaps						50	50

Management of fixed-rate/variable-rate debt

The fixed-rate portion of outstanding gross financial debt, excluding cash collateral received, is estimated at 95% at December 31, 2023, compared with 96% in 2022.

Sensitivity analysis of Orange SA’s exposure to changes in interest rates

The sensitivity to interest rate risk is only analyzed for interest rate derivatives that are in a standalone open position and therefore exposed to interest rate risk. A 1% rise in interest rates would result in a decrease of 4 million euros in net financial expenses and a 1% decrease in interest rates would result in an increase of 4 million euros.

4.5.2         Currency risk management

Orange SA generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received for off-balance sheet currency instruments (currency swaps, forward currency transactions and currency options) held by Orange SA.

(in millions of currency)	In currency (1)					Other currencies in euro equivalent value
	EUR	USD	GBP	CHF	HKD
Lender interest rate and cross currency swaps	-	4,200	2,512	500	939	116
Borrower interest rate and cross currency swaps	(6,812)	-	-	-	-	-
Currencies receivable under forward currency contracts	142	343	31	54	135	226
Currencies payable under forward currency contracts	(648)	(10)	(25)	(72)	-	(28)
Currency option receivables	45	50	-	-	-	-
Currency option payables	(46)	(50)	-	-	-	-
Total	(7,319)	4,533	2,518	482	1,074	314
Converted into euros at the closing rate	(7,319)	4,102	2,898	521	124	314

(1)   Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

4.5.3         Liquidity risk management

Credit lines with banks

On November 23, 2022, Orange signed with 27 international banks a 6 billion euros multi-currency revolving credit facility indexed on environmental and social indicators, to refinance in advance its previous syndicated credit facilitymaturing in December 2023. This sustainable refinancing illustrates the Group’s environmental, social and governance (ESG) commitments, with an indexation of the margin to the achievement of objectives relating to CO2 emissions (scopes 1 & 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversify its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. In October 2023, Orange exercised the first option enabling the initial maturity to be extended with the agreement of the lenders as follows: 5,872 million euros maturing in November 2028 and 128 million euros retaining the initial maturity of November 2027.

At December 31, 2023, Orange SA’s liquidity position exceeded the repayments of gross financial debt scheduled in 2024.

(in millions of euros)	Available amounts
Bank overdrafts	(0)
Cash	1,597
Marketable securities	4,751
Available undrawn amount of credit facilities	6,000
Liquidity position	12,347

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

−    one Orange SA bond with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.227 billion euros at December 31, 2023) is subject to a Step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%,and since then, the bond has been bearing interest of 9%;

−    the margin of the 6 billion euro syndicated credit facility signed on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2023, this credit facility was undrawn.

Orange’s credit rating was unchanged at December 31, 2023. The outlook changed during 2023, from stable to positive, for Moody’s Investors Service (Moody’s).

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Positive	Stable
Short-term debt	A2	P2	F2

4.5.4         Financial covenants

Commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Commitments related to instances of default or material adverse changes

Most of Orange SA’s financing agreements, notably including the 6 billion euros syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. However, most of these agreements include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

4.5.5         Credit risk and counterparty risk management

Orange SA could be exposed to counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange SA considers that it has limited counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. This selection takes particular note of the institutions’ credit ratings. Therefore:

−    for each non-banking counterparty selected for investments, limits are set, based on the ratings and maturities of the investments;

−    for each bank counterparty selected for investments and for derivatives, limits are based on equity, rating, CDS (credit default swaps, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for the netting of payables and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in the market value of all derivatives.

As a rule, investments are negotiated with high-grade banks.

4.5.6         Notional amount and fair value of derivatives

The notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by Orange SA in the use of derivatives.

The fair value of the currency swaps and interest rate swaps is estimated by discounting expected future cash flows using the year-end market exchange rates and year-end interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

Orange SA may set up hedges of interest rate risk and foreign exchange risk with external counterparties on behalf of some of its direct or indirect subsidiaries. In the vast majority of cases, these hedges are subject to mirror transactions in the subsidiaries for which they are set up, with Orange SA not bearing any residual interest rate risk or foreign exchange risk.

(in millions of euros)	December 31, 2023		December 31, 2022
	Notional amount	Fair value	Notional amount	Fair value
Off-balance sheet financial instruments
Interest rate swaps	3,050	56	1,581	65
Cross currency swaps	8,140	559	7,038	777
Forward currency contracts	2,473	(3)	1,530	28
Total firm commitments	13,663	612	10,149	870
Options	91	(0)	69	(1)
Total contingent commitments	91	(0)	69	(1)
Total	13,754	612	10,218	869

4.6         Other liabilities

(in millions of euros)	December 31, 2023	December 31, 2022
Subsidiaries’ cash current accounts	4,787	5,753
of which Atlas Services Belgium (1)	676	2,030
of which Equant	982	958
of which FTIMMO H	272	263
of which Orange Espagne	269	241
of which Orange Brand Services Limited	186	162
of which Totem France	287	205
of which Orange Participations	685	521
of which Orange Africa & Middle East (2)	-	98
Tax and social security liabilities	1,422	1,379
Payables to submarine cable consortium members	272	230
Other	323	398
Total	6,804	7,760

(1)   Change during the fiscal year mainly related to the financing by Atlas Services Belgium of the acquisition by Orange Belgium of 75% of the capital, less one share, of VOO for approximately 1.4 billion euros.

(2)   This entity merged with Orange Participations in 2023.

4.7         Deferred income

(in millions of euros)	December 31, 2023	December 31, 2022
Deferred financial income	721	769
of which instruments eligible for hedge accounting	326	326
of which balances received upon unwinding of derivatives and spread until maturity of the hedged underlying	372	413
Deferred operating income	684	733
of which B2C subscriptions	210	212
of which the spreading over 20 years of the invoicing for civil works services as part of the cable network contribution	14	25
Total	1,405	1,502

4.8         Maturity of non-financial receivables and payables

At December 31, 2023, non-financial receivables and payables were due within one year, with the main exception of telecom license payables of 589 million euros (see Note 3.1.1 Intangible assets).

Note 5        Contractual obligations and off-balance sheet commitments

At December 31, 2023, Management believes that, to the best of its current knowledge, there are no commitments likely to have a material effect on the current or future financial position of Orange SA, other than those mentioned in this note.

5.1         Commitments related to operating activities

(in millions of euros)	Total commitment	Less than one year	From one to five years	More than five years
Commitments related to operating activities	16,344	3,189	5,648	7,507
Operating and finance lease commitments (1)	3,788	744	1,907	1,137
Handsets purchase commitments	999	999	-	-
Transmission capacity purchase commitments	212	54	104	54
Other purchase commitments goods and services	10,042	1,076	2,911	6,055
Investment commitments in property, plant and equipment and intangible assets	250	82	168	-
Guarantees granted to third parties in the ordinary course of business	1,053	234	558	261

(1)   Including operating property leases for 3,001 million euros, finance lease fees for 693 million euros and vehicle rentals for 68 million euros.

Operating lease commitments

The main operating lease commitments correspond to the value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange SA is reasonably certain to pay at the end of the lease, such as the exercise price of call options (where they are reasonably certain to be exercised), or penalties payable to the lessors for terminating the lease (where such termination option is reasonably certain to be exercised).

Orange SA systematically determines the lease term as the period during which leases cannot be terminated, plus periods covered by any extension options that the lessee is reasonably certain to exercise and any termination options that the lessee is reasonably certain not to exercise.

The operating property lease maturities are presented below:

(in millions of euros)	Minimum future lease payments	Less than one year	From one to five years	More than five years
Operating property lease commitments (1)	3,001	534	1,431	1,036

(1)   Lease payments in respect of operating property leases, except for those entered into with FT IMMO H (an Orange SA subsidiary), amounted to 2,546 million euros.

Orange SA reserves the right to renew commercial leases upon expiration or replace them with other leases with renegotiated terms and conditions.

Handsets purchase commitments

These mainly correspond to handset purchase contracts signed at the end of July 2021 for a three-year period.

Other purchase commitments goods and services

The main purchase commitments for goods and services correspond to:

−    energy purchase commitments for an amount of 709 million euros;

−    equipment hosting services for mobile sites under an agreement with Totem France for an amount of 6,056 million euros;

−    commitments relating to the co-financed and leased lines for an amount of 1,851 million euros;

−    hosting services for active equipment for mobile sites under a "built-to-suit" agreement for an amount of approximately 413 million euros;

−    property lease expenses for an amount of 305 million euros;

−    the purchase of broadcasting rights for an amount of 90 million euros;

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 211 million euros;

−    sponsorship and patronage commitments, mainly to partners in the field of sports, for an amount of 173 million euros.

Investment commitments

At the end of December 2023, investment commitments amount to 250 million euros.

In addition of commitments expressed in monetary terms, the Group has made commitments to National Regulatory Authorities, such as ensuring a certain coverage of the population by its fixed and mobile networks, particularly in connection with the assignment of licenses and in respect of quality of service. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the table above since they are not expressed in monetary terms:

−    Orange and the French government announced on November 7, 2023 that they had reached a new agreement on the widespread roll-out of fiber optic by 2025. In the AMII (Appel à manifestation d’intérêt - call for expression of investment interest) zone, this new roll-out commitment will replace the 2022 milestone of the L. 33-13 commitments (i.e. the second milestone of the commitments made in 2018). This proposal is based on the following elements:

-     by 2025, 1,120,000 premises in the entire AMII zone will be made connectable (which would represent 98.5% of connectable premises, including cases of blockage/refusal),

-     by 2024, 140,000 premises within the perimeter of 55 inter-municipality cooperation zones with the lowest FTTH coverage.

In addition, a government order incorporating the terms of Orange’s commitment could be published following an advisory opinion from Arcep (Autorité de Régulation des Communications Electroniques, des Postes et de la Distribution de la Presse - the French Electronic Communications, Postal and Print Media Distribution Regulatory Authority), and may entail additional obligations:

−    when Arcep awarded several spectrum blocks in the 700 MHz and 3.5GHz bands for the territories of Réunion and Mayotte in 2022:

-     a network coverage obligation of 7 predefined zones by 2025,

-     an obligation to provide two sites by 2024;

−    the obligations included in the authorization to use 5G spectrum in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-     the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas,

-     widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-     the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030,

-     coverage of the main highways by the end of 2025 and major roads by the end of 2027,

-     the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

-     from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services,

-     Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for Mobile Virtual Network Operators (MVNOs) and be transparent about network failures and planned roll-outs;

−    pursuant to the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas, Orange committed to:

-     ensuring that within its FTTH roll-out scope in the AMII area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018,

-     outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL (Appel à manifestation d’engagements locaux - Call for Local Commitments) procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments;

−    on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of the French mainland and particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018-2021 period in our existing licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands, and for the post-2021 period in the new 900 MHz, 1,800 MHz and 2,100 MHz licenses awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas per operator by 2029,

-     the widespread roll-out of 4G by the end of 2020 on almost all existing mobile sites,

-     acceleration of the coverage of transportation routes, ensuring that the main roads and railways have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread provision of telephone coverage indoors, proposing voice over Wi-Fi, SMS over Wi-Fi offers and on-demand offers involving the indoor coverage of buildings,

-     improved reception quality across France, particularly in rural areas, with good coverage (according to Arcep Decision No. 2016-1678 relating to publications providing information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the spectrum in the 700 MHz band was allocated, Orange took:

-     coverage obligations in "priority roll-out areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "dead zone" not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

−    in 2011, in France, when the spectrum in the 2.6 GHz and 800 MHz bands was allocated, Orange took:

-     an optional commitment to host Mobile Virtual Network Operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     a coverage obligation for mobile access with theoretical maximum download speeds of at least 60 Mbits/s per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band; 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated spectrum and other spectrum,

-     for the 800 MHz band, specifically, a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years), and an obligation to pool resources in communities covered by the "dead zone" program.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that Orange SA is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

As the parent company of the Orange group, Orange SA grants guarantees to third parties in order to cover the contractual obligations of its direct or indirect subsidiaries. These guarantees totaled 1,053 million euros at December 31, 2023.

As part of the roll-out of the high-speed and very high-speed broadband network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts), under the terms of which Orange SA has counter-guaranteed, for an overall amount of 190 million euros at December 31, 2023, a portion of the commitments made by its subsidiaries to the public authorities, particularly regarding guarantees of performance and restoration of infrastructure.

These commitments include the performance guarantees granted to certain customers of the Enterprise Division subsidiaries, for an amount of 468 million euros.

Orange SA provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above, as they do not increase the amount of its commitments.

5.2         Other commitments

Warranties given on disposals

Under the disposal agreements for certain assets, subsidiaries or equity investments entered into by its subsidiaries, the Company guarantees that those subsidiaries will fulfill their obligations under the asset and liability warranties they have granted. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2023, the main warranties in place were standard warranties granted to buyers of real estate sold by the Group.

The warranty given to BT as part of the EE sale, backed 50/50 by the Orange group and Deutsche Telekom as tax and fundamental warranties, except for events ascribable solely to one or the other, and capped at the contractually set price of disposal of 5.1 billion pounds sterling (5.8 billion euros converted at the exchange rate at December 31, 2022) for Orange’s share, which expired in 2023. As a result, there are no longer any current warranties relating to this transaction.

The Company believes that the risk of all these warranties being enforced is remote and that the potential consequences of their being enforced are not material with respect to Orange SA’s results and financial position.

5.3         Financing commitments

Orange SA’s main commitments relating to financial payables are set out in Note 5.4 Financial liabilities and Note 5.5 Exposure to market risks.

Note 6        Litigation

This note presents all of the significant litigation in which Orange SA is involved with the exception of litigation relating to disputes between Orange SA and the tax or social security administrations over tax, income taxes or social security contributions. These disputes are described, respectively, in Note 3.6 Income taxes and Note 5.3 Provisions.

At December 31, 2023, the provisions recognized by Orange SA for all litigation in which it is involved (other than those in Note 3.6 Income taxes and Note 5.3 Provisions) amounted to 205 million euros, compared with 312 million euros at December 31, 2022. Orange SA believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 5.3 Provisions.

Litigation related to competition law

Mobile services

−    As part of the compensation proceedings between Digicel and Orange (implementation of anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and French Guiana in the early 2000s and sanctioned by the French Competition Authority in 2009), the Commercial Court of Paris ordered Orange to pay Digicel 346 million euros after interest discounting. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange was refunded 97 million euros. In March 2023, the Supreme Court partially quashed and annulled the Paris Court of Appeal’s ruling of June 17, 2020 on the specific point of the progressive nature of the basis on which interest is applied to compensate for the cash flow loss associated with the discounting of the principal loss. Orange referred the case to the Court of Appeal in March 2023. The proceedings are ongoing.

Fixed services

−    Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the "enterprise" market segment on December 17, 2015, several players, including Adista, filed actions for damages against Orange. The proceedings before the Paris Commercial Court between Adista and Orange, which are now the only ones in progress in this case, are ongoing and are currently in the deliberation phase.

−    In the dispute between Orange and SFR over fixed telephony retail offers for secondary residences, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR has filed another appeal with the Supreme Court. In a ruling dated October 18, 2023, the Supreme Court dismissed SFR’s appeal in its entirety. The case is now closed.

−    In the dispute between Bouygues Telecom and Orange before the Commercial Court of Paris regarding the quality of service of Orange’s wholesale offers on the copper local loop, Bouygues Telecom is seeking damages estimated at 85 million euros. Orange considers these claims to be unfounded.

−    In December 2023, Iliad brought an action against Orange before the Commercial Court of Paris regarding the quality of service of Orange’s wholesale offers on the copper local loop. Iliad is claiming 49 million euros. Orange considers these claims to be unfounded.

−    On February 24, 2023, Bouygues Telecom and the SDAIF (société de développement pour l’accès à l’infrastructure fibre - development company for access to fiber infrastructure) brought an action against Orange before the Commercial Court of Paris regarding mechanism for returning FTTH connections, which allows commercial telecom operators with access to Orange’s fiber network to connect their end-customers themselves, and have part of the cost of this connection returned to them when the line is taken over by a new commercial operator. Bouygues Telecom and SDAIF maintain that the mechanism put in place by Orange does not comply with the regulations and are claiming 125 million euros, revalued at the end of January 2024 at 152 million euros, corresponding, according to them, to the refunds due in respect of terminations of FTTH lines since the beginning of the contract. Orange considers these claims to be unfounded.

Other proceedings

−    In June 2018, Iliad filed for summary judgment against Orange SA before the presiding judge of the Commercial Court of Paris, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by subscription packages, on the grounds that they constituted consumer credit offers. In October 2020, Iliad had estimated its losses at 790 million euros, which it has since revalued at 810 million euros. The case is currently before the judges deciding on the merits of the case.

−    In the dispute between ASSIA and Orange regarding an alleged infringement of two patents relating to the dynamic xDSL line management, for which ASSIA was claiming a provision of 500 million euros in damages as compensation for its financial loss, which it estimated at 1,418 million euros, the Paris Judicial Court dismissed ASSIA’s claims in their entirety in September 2023. ASSIA has 3 months from the date of service of the judgment to lodge an appeal. The proceedings are ongoing.

−    On November 7, 2023, Arcep fined Orange SA 26 million euros for failing to comply by April 14, 2021 with its commitment made in 2018 on the basis of Article L. 33-13 of the French Postal and Electronic Communications Code to make 100% of homes and professional premises in the communes listed in its commitment connectable or connectable on demand to fiber optic. The penalty has been enforced, but Orange has also filed a complaint with the French Council of State to challenge the legitimacy and proportionality of the penalty.

In order to provide its telecommunication services, Orange SA sometimes uses the fixed assets of other parties, the terms of use of which are not always formalized. The Company is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

Other than proceedings that may be initiated in respect of disputes between Orange SA and the tax or social security authorities over tax, income taxes (see Note 3.6 Income taxes) and social security contributions, there are no other administrative, legal or arbitration proceedings, including any proceedings that are ongoing, pending, or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 7        Transactions with companies and related parties

The main related-party transactions with associates are carried out in the ordinary course of business and are entered into through arm’s length transactions.

The additional related-party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the Group and that are not wholly owned (directly or indirectly) by Orange SA and companies in which the Chairman of Orange SA’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunication services provided to French governmental authorities, which are among Orange SA’s largest customers, as well as to its various local and regional authorities, are provided on an arm’s length basis.

Note 8        Subsequent events

Completion of the acquisition of OCS and Orange Studio by Canal+ Group

Orange and the Canal+ Group have announced on January 9, 2023 the signature of a memorandum of agreement for the acquisition by the Canal+ Group of all the shares held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction.

On January 12, 2024, the French Competition Authority authorized the transaction subject to commitments made by the Canal+ group.

On January 31, 2024, Orange and the Canal+ group finalized this transaction. Following the deal, the Canal+ Group becomes the sole shareholder of both companies.

As part of this transaction, Orange SA has granted Canal+ standard and specific guarantees.

Note 9        Accounting policies for preparing the financial statements

The Statutory Financial Statements of Orange SA have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Chart of Accounts.

9.1         Accounting policies

The financial statements were prepared in accordance with ANC Regulation No. 2014-03 of June 5, 2014, regarding the amended version of the French General Chart of Accounts.

General accounting practices were used in accordance with the French General Chart of Accounts, in line with the principle of prudence, and following the basic assumptions below:

−    going concern;

−    independence of fiscal years;

−    consistency of accounting methods from one fiscal year to the next.

and in accordance with general rules for the preparation and presentation of statutory financial statements.

The historical cost method was adopted as the basic method of accounting. Only material information is provided.

The principal methods used are presented below.

9.1.1         Transactions in foreign currencies

Sales in foreign currencies are recorded under revenues at the exchange rate on the day of sale. The effect of hedging is, where applicable, accounted for under the same heading as revenue.

Monetary balances in foreign currencies are translated at the fiscal year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as "unrealized foreign exchange losses" on the assets side or "unrealized foreign exchange gains" on the liabilities side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency.

A provision is recorded for any net unrealized exchange losses other than those underpinned by an underlying instrument that is part of a hedge of equity securities in foreign currencies.

Translation adjustments for operating payables and receivables (provisioned or realized) are entered under operating income. Translation adjustments for financial payables and receivables (provisioned or realized) are entered under finance costs, net.

9.1.2         Revenue recognition

The main revenues from Orange SA’s activities are recognized as follows:

Provision of equipment

Revenues from the sale of handsets and accessories are recognized when delivered. Installation fees are recognized in revenues when the line is activated.

Equipment lease revenues are recognized on a straight-line basis over the term of the lease.

Service revenue

Revenues from telephone and Internet access subscriptions are recognized on a straight-line basis over the period of the service.

Revenues from incoming and outgoing telephone communications are recognized when the service is provided.

Revenues related to the use of leased lines and to medium-speed and broadband data transmission are recognized on a straight-line basis over the term of the contract.

Revenues related to the sale of transmission capacity on terrestrial and submarine cables are recognized on a straight-line basis over the term of the contract.

Revenues from Internet advertising are recognized over the period in which the advertising service is provided.

Separable components of a bundled offer and related offers

Many service offers available on the Group’s main markets comprise two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk & text plan).

Hence, for bundled offers including a handset sold at a discounted price and telecommunication services, revenues recognized for the handset sale are limited to the amount of the arrangement that is not contingent upon the rendering of service provision, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid on delivery, or the discounted amounts paid over a 12- or 24-month period with respect to offers paid for in installments.

Where separable, revenues from equipment sales are recognized when the majority of the risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

For certain commercial offers, revenues from connection to a service are recognized in full when billing the first connection, even if this service is not separately identifiable from the subscription and communications.

Sales of content

Revenues from the sale of numbers with revenue and cost-sharing arrangements ("contact number" service) are recognized at their gross amount. Amounts due to providers of such services are recognized in operating expenses.

Revenues from the sale or supply of content (audio, video, games, etc.) through the various communication systems (mobile, PC, TV, fixed telephony, etc.) are recognized at their gross amount; payments to content publishers are therefore recognized in operating expenses. When Orange SA is acting as agent in the sale or supply of content, the related transactions are recognized as on behalf of third parties, and only Orange SA’s fees are recognized in net income.

Customer acquisition and loyalty program costs

Customer acquisition and retention costs, other than loyalty program costs, are recognized in net income in the fiscal year in which they are incurred, that is, on acquisition or renewal.

The accounting treatment of rights to loyalty discounts granted to customers is defined by CNC Urgent Issues Committee Opinion 2004-E dated October 13, 2004. When the right to a benefit is granted, the Company undertakes to provide cash discounts or benefits in kind to its customers. The equivalent value in euros of loyalty discounts granted to customers is recognized under deferred income. It is estimated on the basis of assumptions on churn rates and utilization rates of the rights by subscribers and is deferred until such time as it is converted into revenues when a future sale is made. This principle is applied to Orange SA’s existing PCM (Programme Changer de Mobile - Change Your Mobile) and PRT (Programme Renouvellement de Terminal - Handset Renewal Program) programs, under which customers can get a new mobile phone provided that they enter into a new contractual obligation.

Long-term contract

For long-term contracts, as defined in Article 622-1 of the French General Chart of Accounts, the Company used the percentage-of-completion method of revenue recognition. The percentage of completion is determined according to the characteristics of each contract (measured by costs or technical milestones).

9.1.3         Intangible assets

Pursuant to ANC Regulation No. 2015-06 of November 23, 2015, at the start of the fiscal year on January 1, 2016, the technical losses recognized in the financial statements were allocated, transaction by transaction, to the underlying assets on which there were unrealized gains. The residual amount of losses not allocated to components of identified assets remains in commercial goodwill and is subject to impairment tests as described in Note 9.1.5 Impairment of property, plant and equipment and intangible assets.

Thus, intangible assets mainly include technical merger losses not allocated to identified assets, licenses, patents, usage rights, software and leasehold rights, as well as development costs.

Gross value

Intangible assets are recognized at acquisition or production cost.

The acquisition cost of mobile network operating licenses consists of a fixed portion, which is capitalized, and a variable portion, which is expensed (equal to 1% of eligible revenues). The amortization period for the licenses begins as from the date on which the network is technically ready for effective marketing of the service and ends on the license expiration date, with the exception of the first block of spectrum under the UMTS license, for which the amortization period is effective as from the award date.

Development costs are capitalized when the following can be demonstrated:

−    the intention and the technical and financial capacity to complete the development project;

−    the project will generate probable future economic benefits for the Company; and

−    the cost can be measured reliably.

Research and development costs not fulfilling the above criteria are expensed as incurred.

Amortization

Intangible assets are amortized on a basis that reflects the pattern in which their future economic benefits are expected to be consumed, according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Mobile network licenses	15 to 20 years
Patents	14 years
Indefeasible Rights of Use of submarine and terrestrial cables	10 to 20 years
IT (apps, software, licenses), customer service platforms, R&D	3 to 5 years

9.1.4         Property, plant and equipment

Property, plant and equipment mainly comprises network facilities and equipment.

Gross value

The gross value of property, plant and equipment corresponds to its acquisition or production cost. This cost includes the costs directly attributable to the transfer of the asset to its place of operation and its preparation for operation.

Transfer taxes, fees or commissions and legal costs related to the acquisition are attached to the acquisition cost of the asset.

The cost of property, plant and equipment also includes the estimated cost of dismantling and removing the fixed asset and restoring the site where it was located under the obligation incurred by Orange SA.

The cost of networks includes design and construction costs, as well as equipment and installation capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The roll-out of assets by stage, especially for network assets, does not generally require a substantial period of preparation. As a result, Orange SA does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets. Interest is entered under expenses in the fiscal year during which it is incurred, regardless of how the borrowed capital is used.

Pursuant to the component-based approach, the total cost of an asset is allocated among its different components and each component is accounted for separately when different components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies, thereby requiring the use of different rates and methods of depreciation.

Depreciation

Property, plant and equipment is depreciated on a basis that reflects the pattern in which the future economic benefits of each of their components are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings (including lightweight constructions), leasehold improvements and equipment	5 to 30 years
Infrastructure (civil works, copper and optical cables, telephone poles, masts, mobile site research and engineering costs)	8 to 30 years
Equipment (switching, transmission, etc.) and fixed and mobile network installations, including inseparable underlying software	5 to 20 years
Computer hardware, handsets	3 to 5 years
Other property, plant and equipment	3 to 10 years

Land and fixed assets in progress are not depreciated.

The depreciable amount of an asset corresponds to its gross value minus its residual value less disposal costs.

Orange SA makes use of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the balance sheet.

9.1.5         Impairment of property, plant and equipment and intangible assets

An impairment loss is recognized, on a case-by-case basis, when the fair value of an asset falls sustainably below its net carrying value due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators, revision of operating cash flows, etc.).

The fair value is the higher of market value and value in use.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the estimated present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets held for sale, fair value is determined on the basis of realizable value assessed by reference to market prices.

In addition, property, plant and equipment and intangible assets, including the commercial goodwill allocated to businesses in France, are tested overall for impairment relating to all activities and sites in France.

Potential reversal of impairment is examined at each closing date. Impairment on goodwill is definitive.

9.1.6         Financial assets

Equity securities are recorded at historical purchase cost plus the share, if any, of the merger loss allocated to them pursuant to ANC Regulation No. 2015-06. Transaction costs are expensed in the income statement.

To determine whether an impairment loss should be recognized, the historical acquisition cost (including any share of merger losses allocated thereto) is compared with its present value.

The present value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

The value in use of equity securities is the estimated enterprise value of the component entities of those investments, less their net debt (or plus their net cash), as calculated in their currency and converted into euros at the year-end exchange rate.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange SA uses the discounted cash flow method to assess enterprise value (except for its banking activity). Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and operating forecasts drawn up by Orange SA’s Management, as follows:

−    cash flows are taken from business plans covering a time frame of three to five years;

−    beyond that time frame, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

−    the cash flows obtained are discounted using appropriate rates for the type of business.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Other criteria, such as market value (assessed based on average share price over the last 20 trading days), growth and profitability outlook, parent company equity, and proportionate share in the investment (on a historical basis) may be taken into account, separately or in addition to the value in use, when calculating the present value, according to the type of each investment.

Receivables related to equity investments

Receivables related to equity investments comprise medium- or long-term loan agreements with Group companies. They are recognized separately from current accounts with Group subsidiaries, which are used for the daily management of their cash surpluses and requirements. Impairment is recognized according to the risk of non-recovery.

Cash collateral received

Orange SA has negotiated cash collateral agreements with its main bank counterparties, which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates and interest rates.

Collateral paid is recorded in financial assets and collateral received is recognized in other short-term borrowings.

9.1.7         Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost and likely realizable net book value. The entry cost corresponds to the acquisition cost, which is determined by the weighted average cost method.

When the likely realizable net book value is lower than the entry cost, a provision for impairment is recorded for the difference.

9.1.8         Trade receivables

Due to its broad range of customers (B2C customers, large companies, professionals and Mobile Virtual Network Operators (MVNOs)), Orange SA does not consider itself to be exposed to a customer concentration risk. Impairment is recognized according to the risk of non-recovery of the receivables. It is calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Assignment of receivables - deferred payment

Trade receivables may include deferred payments over a maximum two-year period for mobile phone purchases. In 2018, Orange SA set up a program to assign these deferred payment receivables to a bank under a non-recourse factoring agreement. As the transfer of ownership was completed, the assigned receivables were no longer recognized on the balance sheet. This disposal is considered to be a straightforward disposal of receivables related to the company’s ordinary activities. The difference between the notional value and the sale price of the assigned receivables is recorded in operating income.

9.1.9         Marketable securities

Marketable securities are stated at acquisition cost. An impairment provision is recognized, where applicable, for each line of securities of the same nature, equal to the difference between their carrying value and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Regulation No. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans: any loss arising from their removal from the balance sheet without a counterbalancing entry is accounted for by recognizing a provision (see Note 10.1.16 Other employee benefits).

9.1.10       Other shareholders’ equity

When, based on the terms of the issuance contract or the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the lender’s option or is redeemable for equity instruments, it is recognized in Other shareholders’ equity.

9.1.11       Grants

Orange SA may receive non-repayable grants, presented in shareholders’ equity, under "Grants," in the form of direct or indirect funding from third parties for capital projects, mainly provided by local and regional authorities. They are recycled to profit or loss at the same rate and over the same period as the depreciation of the fixed assets financed.

9.1.12       Bond issuance costs

Bond issuance costs are recorded in operating expenses in the fiscal year in which the bonds were issued. Share premiums are recognized in financial expenses over the term of the bond.

9.1.13       Derivatives

Orange SA manages the market risks related to changes in interest and exchange rates using financial instruments (derivatives), and particularly cross-currency interest rate swaps, interest rate swaps, caps, floors, futures contracts in organized markets, forward currency contracts, currency swaps and currency options. These instruments are used for hedging purposes.

Income and expenses arising on these derivatives are recorded in the income statement on a symmetrical basis with the expenses and income on the hedged items:

−    differences in interest receivable or payable on interest rate derivatives and any premiums or discounts on these transactions are recorded in profit or loss on a symmetrical basis over the term of the hedged item;

−    gains and losses arising on currency derivatives used to hedge balance sheet items are recorded as adjustments to the foreign exchange gain or loss of the hedged item; if the hedging instrument is unwound or matures before the hedged item, any associated gains or losses are retained on the balance sheet, as deferred income or prepaid expenses, until the transaction is unwound, and are then reclassified in profit or loss;

−    gains and losses arising on derivatives designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction when it is unwound;

−    some transactions which comply with Orange SA’s hedging policy do not qualify for hedge accounting. In accordance with ANC Regulation No. 2015-05 of July 2, 2015 concerning forward financial instruments and hedging transactions, changes in the value of these transactions in open standalone positions appear on the balance sheet as counterparties to transitional accounts: on the asset side of the balance sheet with respect to changes related to unrealized losses and on the liabilities side with respect to changes related to unrealized gains;

−    unrealized gains are not entered in the income statement;

−    if a transaction creates an unrealized loss, a provision is expensed in finance costs, net in the amount of that unrealized capital loss.

9.1.14       Provisions

Provisions are entered if, at the end of the fiscal year, Orange SA has a present obligation toward a third party resulting from a past event, and it is probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation and the amount of that liability can be reliably estimated.

This obligation may be legal, regulatory or contractual. It may also result from Orange SA’s practices or from public commitments that have created a legitimate expectation on the part of the third parties concerned that Orange SA will assume certain responsibilities.

The amount of the provision corresponds to the amount of the outflow of resources that will probably be required for Orange SA to settle the obligation.

When contingent liabilities are identified, they are reported in the notes to the financial statements. They correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations resulting from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, Orange SA is involved in a number of legal and arbitration proceedings and administrative actions. The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time.

Dismantling and restoring sites

Orange SA is required to dismantle technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantling asset is recognized against a dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone booths and mobile antenna sites, or per metric ton for poles and fixed-line electrical and electronic equipment) incurred by Orange SA to meet its environmental commitments and annual estimated asset dismantling and site restoration obligations.

The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate that will allow the obligation to be settled. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the dismantling asset.

If the change in the estimate results in a reduction in the dismantling provision, the negative change is deducted from the cost of the dismantling asset by means of impairment. If the reduction of the provision is greater than the net carrying value of the dismantling asset, the underlying fixed asset is written down.

When the obligation is settled, the provision is reversed against the net carrying value of the dismantling asset and the net carrying value of the underlying assets if the dismantling asset is less than the financial provision reversal.

The dismantling asset is depreciated over the forecast duration of the dismantling plan, which in theory is equal to the useful life of the asset concerned (e.g.: 28 years for poles), except for site restorations for which an assumption of the occupation period for leased sites is taken into account.

9.1.15       Long-term employee benefit obligations

Employee benefits are offered through:

−    defined-contribution plans: contributions are expensed in the fiscal year in which the employee service is rendered; or

−    defined-benefit plans: the obligation is measured according to method 2 (b), in line with CNC Recommendation No. 2003-R. 01 and ANC Recommendation No. 2013-02 as amended.

In accordance with this recommendation:

−    the obligations are calculated on the basis of demographic assumptions (employee turnover rate, mortality, etc.) and financial assumptions (rate of future salary increases, inflation rate, etc.) and are then discounted;

−    discount rates are determined on a plan-by-plan basis by reference to market yields on high-quality long-term corporate bonds; they have been calculated based on external indices commonly used as a reference, and after analysis by Orange SA of their relevance, particularly in terms of their composition (the quality of the issuers);

−    actuarial gains and losses on post-employment benefits are recorded in net income for the fiscal year;

−    the past service cost recognized for the period is booked in net income for the fiscal year.

Orange SA’s defined-benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value was equal to their market value on the reporting date. The expected long-term return on these plan assets was determined on the basis of the discount rate used to measure the debt.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96,660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plan covering its own civil servant employees or any other civil service plans.

The civil servant pension plan is a defined-contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by Orange SA to its employees, either as a lump sum or as an annuity, in an amount determined by their length of service and final salary at retirement age, can be considered as a defined-benefit plan.

Other post-employment benefits

The benefits Orange SA offers retired employees, such as handsets and coverage of certain healthcare costs, can be considered as a defined-benefit plan.

Other long-term benefits

Other long-term benefits offered by Orange SA concern primarily long-term compensated absences and the French part-time for seniors plans.

Actuarial differences observed during the course of the fiscal year are immediately recognized in the income statement.

9.1.16       Other employee benefits

Stock option plans

In line with CRC Regulation No. 2008-15 of December 4, 2008, no expense is recognized in respect of stock-option plans that do not lead to an outflow of resources for Orange SA.

Free share award plans

In accordance with CRC Regulation No. 2008-15, where the award of free shares is conditional on the recipient’s continued employment over a given period, the award results in the recognition in labor expenses of a provision recorded progressively over the qualifying period.

The amount of the provision relates to the cost of the shares on the date of their allocation to the plan (purchase price of the shares) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. the Orange Share price at December 31).

Employee shareholding plans reserved for the employees of the Group’s entities enrolled in the Group Savings Plan

These transactions are generally carried out through a disposal of existing shares which have been previously repurchased by Orange SA under its share Buyback program. The difference between the Orange SA repurchase price and the sale price to employees, notably due to the matching contribution and the discount provided for in the subscription price, is recorded as an expense under exceptional items in accordance with Article 945-50 of the French General Chart of Accounts (see Note 5.3.2 Share-based compensation).

9.1.17       Trade payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. However, some key suppliers and Orange SA have agreed to extend the payment term for the Company, which may be up to six months for some invoices.

9.1.18       Tax regime

The Company is at the head of a tax consolidation group under Articles 223A et seq. of the French General Tax Code (CGI). Income tax expenses are calculated and paid by the Company as if there was no tax consolidation. Tax savings or add-ons stemming from corrections made to overall taxable income are recognized as income or expenses at the level of the consolidating parent company, Orange SA.

9.1.19       Consolidating company identification

Orange SA, whose headquarters are located at 111 Quai du Président Roosevelt 92130 Issy-les-Moulineaux (SIREN 380,129,866), prepares the Consolidated Financial Statements of the largest group of which the Company is a part. A copy of the aforementioned Consolidated Financial Statements is available on the Group website (https://www.orange.com/en/latest-consolidated-results).

9.2         Use of estimates

In preparing Orange SA’s financial statements, Management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2023 may subsequently be changed. The assumptions on which the main estimates are based mainly relate to:

−    provisions (see Notes 5.3.1 Employee benefits, 7 Litigation and 10.1.15 Long-term employee benefit obligations);

−    property, plant and equipment and intangible assets (see Note 10.1.5 Impairment of property, plant and equipment and intangible assets);

−    equity securities (see Note 4.2 Financial assets);

−    revenue recognition, where the exercise of judgment is needed to identify the components of a packaged offer or to analyze complex contracts which may have an effect on several accounting periods (see Note 10.1.2 Revenue recognition);

−    off-balance sheet commitments for operating leases, where the exercise of judgment is necessary in particular to determine the duration of the commitment (see Note 6. Contractual obligations and off-balance sheet commitments).

9.3         Consideration of climate change risks

Natural disasters and other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange SA’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g. floods, storms and heat waves) continue to increase, which could aggravate claims and increase the related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Company and thus affect its financial position and outlook.

The Company is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Orange group’s commitment to Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Company in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Company’s activities on climate change is also underway. The outcome of these projects could lead the Company to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will require the Company to better assess the risks to which it is exposed. The Company has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2023, the Company had not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

9.4         Changes in the macroeconomic environment

The judgment and estimates made by the Company also take into account the volatility of certain data linked to the complexity of the current macroeconomic context, and the Company has paid particular attention to:

−    possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

−    the consequences of changes in market data on the valuation of certain Company assets and liabilities;

−    price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Note 10     Note 10 Compensation allocated to members of Orange SA’s Board of Directors and Executive Committee

The total gross amount of compensation (gross salaries, bonuses, benefits in kind, attendance compensation, incentive bonuses, employee profit-sharing and employer’s contributions and free share award plans (Long Term Incentive Plan - LTIP), excluding employer social security contributions, paid by Orange SA and the companies it controls during fiscal year 2023 to persons who were members of Orange SA’s Board of Directors or Executive Committee at December 31, 2023, or during the fiscal year ended December 31, 2023, amounted to 12.1 million euros, compared with 13.2 million euros paid in fiscal year 2022.

No termination benefits were paid in 2023.

The amount of these components of compensation recognized in 2023 was 14.1 million euros, versus 13.1 million euros in 2022.

3.4.2    Other information on the financial statements

The financial information appearing in Section 3.4.2 supplements the figures contained in the notes to the Statutory Financial Statements and forms an integral part of the Board of Directors’ Report.

Comments on the change in revenue are to be read in conjunction with the analysis of revenues detailed in Section 3.4.1 Financial statements and Note 3.1 to the financial statements.

The scope of Orange SA’s activities does not completely match the scope of the France business segment presented in the Consolidated Financial Statements (Section 3.3). In particular, the latter does not include fixed and mobile communication services and other activities for businesses with more than 50 employees (see Section 1.4.1 Operating activities - France).

3.4.2.1  Comments on the change in revenue

Orange SA’s revenue amounted to 22.3 billion euros in 2023, compared with 22.5 billion euros in 2022, i.e. a slight decrease of 0.7% (down 1.7% without the positive impact of the merger with Orange Caraïbe).

Convergent services

Revenue from convergent services increased by 2.8%, mainly due to the increase in ARPO. This growth in value was also accompanied by growth in volume.

Mobile-only services

Revenue from mobile-only services grew by 7.9%, mainly reflecting the rise in ARPO and the increase in roaming with the growth in volumes of travelers.

Fixed-only services

The 3.1% decrease in revenues from fixed-only services is mostly linked to the continuing erosion of conventional telephony and Enterprise connectivity activities.

IT & integration services

Revenue from IT & integration services decreased by 3.7%.

Services to carriers

Revenue from wholesale services decreased by 8%, mainly due to the decline in revenues from unbundling on the copper network, reflecting customer migration to fixed very high-speed broadband (FTTH) and the decrease in network construction for resale, due to the progressive completion of several Public Initiative Networks.

Equipment sales

Revenue from equipment sales rose by 17.3%, mainly due to the growing share of high-end handsets.

Other revenues

Other revenues were down by 6.8%.

Operating indicators

Total at December 31 (quantitative data in thousands)	2023	2022
Mobile services
Number of mobile accesses (1)	35,848	36,002
of which contract customers mobile accesses (1)	34,878	34,629
of which prepaid customers mobile accesses	970	1,373
Fixed services
Number of fixed accesses managed by Orange SA (1)	27,871	29,428
of which fixed B2C accesses	14,555	15,174
of which fixed B2B accesses	1,002	1,140
of which fixed wholesale accesses	12,315	13,114
Number of fixed broadband accesses	12,542	12,669
Number of fixed narrowband accesses	3,014	3,645
Enterprise services
Number of IP-VPN accesses in France	284	297

(1)   Customers in the "France" and "Enterprise" business segments.

3.4.2.2  Reintegration of overheads and extravagant expenses

No reintegration of overheads within the meaning of Article 223 quinquies of the French General Tax Code was carried out during fiscal year 2023. Non-deductible vehicle leases, which were included under extravagant expenses on tax return form 2058-A, were reintegrated.

3.4.2.3  Significant equity investments

No equity investments within the meaning of Article L. 233-6 of the French Commercial Code were made in the 2023 fiscal year.

3.4.2.4  Payment periods - receivables and payables

The information presented below concerning payment periods for suppliers and customers only reflects invoices received or issued, net of credit notes; it does not therefore include invoices not received or uninvoiced sales.

In addition, trade receivables are presented in gross value (allowances on trade receivables amounted to 305 million euros at year-end 2023).

Suppliers (in millions of euros)	Invoices received and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	91 days or more past due
Late payment range
Number of Invoices	41,418					59,546
Total including VAT (2)	1,668	62	7	11	287	368
% of period purchases including VAT	11.6%	0.4%	0.1%	0.1%	2.0%	2.6%

Clients (in millions of euros)	Invoices issued and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	91 days or more past due (3)
Late payment range
Number of Invoices	6,859,556					2,917,918
Total including VAT	1,573	177	75	42	680	974
% of revenues for the fiscal year including VAT	5.8%	0.6%	0.3%	0.2%	2.5%	3.6%

(1)   Concerning roaming activity with international carriers, where netting payables and receivables is common practice, without calling into question either the enforceability of the payables, nor the collection of the corresponding receivables, trade payables and receivables over 90 days past due represent an amount of approximately 79 million euros.

(2)   Excluding license acquisition payables, for which payments are spread over several fiscal years in accordance with regulations.

(3)   Including intra-group receivables of 114 million euros.

3.4.2.5  Five-year summary of results

Description	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Share capital at end of fiscal year
Share capital (in euros)	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396
Number of ordinary shares outstanding	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599
Operations and net income for the fiscal year (in millions of euros) Sign convention: income/(expense)
Revenue excluding VAT	22,326	22,487	22,689	22,602	22,790
Income before tax, employee profit-sharing, depreciation, amortization and provisions	4,841	5,707	5,325	7,061	5,936
Income tax	(24)	(198)	(334)	1,914	(333)
Employee profit-sharing	(106)	(121)	(115)	(115)	(141)
Income after tax, employee profit-sharing and depreciation, amortization and provisions	2,036	1,974	(1,905)	2,387	2,859
Distributed earnings	(1)	1,861	1,862	2,393	1,328
Earnings per share (in euros)
Income after tax and employee profit-sharing, but before depreciation, amortization and provisions	1.77	1.97	1.83	3.33	2.05
Income after tax, employee profit-sharing and depreciation, amortization and provisions	0.77	0.74	(0.72)	0.90	1.07
Dividends per share	(1)	0.70	0.70	0.90	0.50
Employees (in millions of euros, except employee numbers)
Average number of employees in the fiscal year (full-time equivalent)	53,074	57,907	61,941	64,389	66,755
Total payroll costs for the fiscal year	3,587	3,598	3,756	3,911	4,055
Amount paid for employee benefits (social security, social welfare, etc.) (2)	1,971	2,019	2,127	2,171	2,294

(1)   Subject to the decision of the Shareholders’ Meeting of May 22, 2024.

(2)   Includes incentive bonuses (the amount of payroll used to calculate incentive bonuses paid by Orange SA was 3,587 million euros for the 2023 fiscal year).

3.5     Statutory Auditors

3.5.1    Identity of Statutory Auditors

Principal Statutory Auditors

KPMG SA

Represented by Jacques Pierre

Tour Eqho - 2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

KPMG SA was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. Its term of office was renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

Deloitte

Represented by Christophe Patrier

6, Place de la Pyramide, 92908 Paris-La Défense Cedex - France.

Deloitte & Associés was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

Alternate Statutory Auditors

Salustro Reydel

2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

Salustro Reydel was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. Its term of office was renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

BEAS

6, Place de la Pyramide, 92908 Paris-La Défense Cedex - France.

BEAS was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year ended December 31, 2026.

3.5.2    Reports on the financial statements

3.5.2.1  Statutory auditors’ report on the Consolidated Financial Statements

This is a free translation into English of the statutory auditors’ report on the financial statements of the Group issued in French and it is provided solely for the convenience of English speaking users.

This statutory auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the Management Report and other documents provided to shareholders. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

For the year ended December 31, 2023

To the Annual General meeting of Orange S.A.

Opinion

In compliance with the engagement entrusted to us by your annual general meeting, we have audited the accompanying Consolidated Financial Statements of Orange S.A. for the year ended December 31, 2023.

In our opinion, the Consolidated Financial Statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2023 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1st, 2023 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5 (1) of Regulation (EU) No 537/2014.

Justification of Assessments - Key Audit Matters

In accordance with the requirements of Articles L. 821-53 and R. 821-180 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the Consolidated Financial Statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 4.1 and 4.4 to the Consolidated Financial Statements)

The Group recognized in the consolidated income statement €. 44,122 million of revenue for the year ended December 31, 2023.

The Group’s telecommunications activities involve a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems for revenue recognition.

Revenue recognition principles are disclosed in Note 4.1 to the Consolidated Financial Statements.

We identified revenue recognition of the telecommunications activities as a key audit matter due to the complexity of the associated IT systems.

For the telecommunications business, we have obtained an understanding of the processes used to recognize the various revenue streams, from the contract signature and the initiation of the communication to the invoicing and the receipt of payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and by testing the design, implementation and effectiveness of automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by Orange that are relevant to our audit;

−    tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 4.1 and 4.4 to the Consolidated Financial Statements.

Evaluation of goodwill impairment for certain cash generating units

(Note 7 to the Consolidated Financial Statements)

As at 31 December 2023, the amount of goodwill in the consolidated statement of financial position was €. 33,886 million in gross value and €. 23,775 million in net value.

As indicated in the "accounting principles" section of Note 7, goodwill is tested for impairment when there is evidence of impairment or at least annually. These tests are performed at the level of each cash-generating unit (CGU) or group of CGUs, which generally corresponds to the operating segment, or to each country for the Africa and Middle East region and Europe. An impairment loss is recognized if the recoverable amount of the assets and liabilities of the CGU is lower than the carrying value. To the exception of the Belgium-Luxemburg and Romania group of CGUs and CGU, for which the recoverable amounts are determined based on the fair value by reference to on-going transactions, the recoverable amount is determined by the Orange group and mostly corresponds to the value in use. The estimate of value in use is the present value of the future expected cash flows.

The determination of value in use requires numerous estimates and judgements from the management as described in notes 2.5.2 and 7 to the Consolidated Financial Statements, including the assessment of the competitive, political, economic and financial environment of the countries in which the Group operates, the ability to deliver the operating cash flows arising from business plans and discount and growth rates used in the calculation of recoverable amounts.

In the context of the current transformation of the Orange Business segment’s business model, whose market is undergoing profound changes as described in Note 5.3, the determination of the recoverable amount of the Enterprises CGU (included in the Orange Business segment) is especially sensitive, as is the margin between these recoverable amounts and the carrying values tested, to the assumptions used by the management in terms of:

−    future expected cash flows used in the business plans (and specifically, the revenue growth rate, the EBITDAaL margin rate);

−    discount rate and perpetuity growth rate applied to future expected cash flows.

We therefore identified the evaluation of the goodwill for this CGU as a key audit matter.

We have obtained an understanding of the procedure implemented by the Orange group for performing impairment tests and in particular estimating the cash flows used to calculate the recoverable amount of the Enterprises CGU. For the aforementioned CGU, we evaluated the design and tested the effectiveness of certain internal controls over the Group’s impairment test process, the determination of the cash flows, the estimation of the discount rate and perpetuity growth rate.

To assess the reliability of the data issued from the business plan used to determine the recoverable amount of this CGU, we have, with the assistance of our valuation professionals, in particular:

−    compared the business plan projections established in 2023 with the business plans prepared in previous years;

−    compared the business plans established in prior years with the actual results of the relevant financial years;

−    inquired of the financial and operational managers of the Orange group to gain an understanding of the main assumptions used in the business plans and compared them with the explanations obtained;

−    analyzed the revenue growth rate, EBITDAaL margin rate underlying the forecasted cash flows, by the Orange group, by comparing them against the Group’s peer companies’ analyst reports and market research reports;

−    reconciled the data used with the business plans presented to the Board of Directors.

Regarding the model used to determine the recoverable amount, we also involved our valuation specialists to analyse the methodologies used to determine the discount and perpetuity growth rates, compare those rates with available market data and recalculating these rates based on our own data sources. We have, in particular, verified the method used for determining and the consistency of the discount rate assumptions, based on the weighted average cost of capital per CGU, and the reasonableness of the risk-free rate and risk premium used by management by comparing them to underlying market data.

Furthermore, we examined the sensitivity analyses carried out by the Orange Group and performed our own sensitivity analyses on key assumptions (forecasted cash flows as well as the discount and perpetuity growth rates) to assess the potential impacts of variances in those assumptions on the impairment test’s conclusion and the appropriateness of the information disclosed in Note 7 to the Consolidated Financial Statements.

Evaluation of provisions related to the main legal disputes and tax adjustments in France

(Notes 5.2, 5.7 and 10.3 and 18 to the notes to the Consolidated Financial Statements)

The Group is involved in a number of legal disputes (including disputes and administrative proceedings and actions, in connection with disputes of a competitive, regulatory or commercial nature in the telecom industry) or tax adjustments (notably with respect to Value Added Tax and operating taxes and levies).

The existence of such procedures leads the Group to recognize provisions when it has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated within a reasonable range.

As indicated in note 18 to the Consolidated Financial Statements, the provisions for risks recognized by the Group in respect of all its disputes (excluding those presented in notes 6.2 and 10.3 relating to disagreements with social security or tax authorities) amounted to €. 283 million at 31 December 2023, primarily related to legal disputes in which the Group is involved in France, the main of which are presented individually in the sections Mobile services, Fixed services and Other proceedings in France.

The Group also mentions in note 10.3 to the Consolidated Financial Statements that Orange SA is subject, over the years 2017-2018 and 2019-2020, to tax adjustments notified to date for a total amount of approximately €. 535 million (including penalties and late payment interest). Note 10.3 also specifies that the Group makes the best estimate of the risk on these adjustments, the effects of which are not significant, as assessed by the Group’s management.

The valuation of provisions relating to the main legal disputes and tax adjustments in France is largely based on management judgement, due to the nature of the estimates and assumptions used, including on future events and their outcomes, given the inherent uncertainties as to how they can be resolved.

Given the Group’s exposure and the high degree of judgement of management in estimating the risks relating to these main legal disputes and tax adjustments in France, we considered this subject as a key audit matter.

In order to assess the extent of the risks concerned and the estimates used in connection with the provisions relating to the main legal disputes and tax adjustments, in France, our work consisted in particular in:

−    gaining an understanding of management’s process to identify and gather financial risks, and, where appropriate, recognize provisions and prepare the related financial statement disclosures on risks’ exposure;

−    evaluating the design and testing the effectiveness of key controls put in place by management that we considered most relevant to our audit, including those relating to risk assessment based on information provided by the Group’s legal and tax departments as well as by external counsels;

−    gaining an understanding of management’s analysis of these risks;

−    inquiring of the Group’s legal and tax departments and the Secretary General of the Group and analyzing available documentation (including the minutes of court hearings) in order to evaluate the assumptions used for determining the provisions for the main legal disputes and tax adjustments;

−    analyzing the answers received to our queries: opinions from the Group’s external counsel involved in these procedures, related key information including their likely financial consequences;

−    assessing whether subsequent events have been taken into account in estimating provisions and in the information provided in the Consolidated Financial Statements for the year ended 31 December 2023;

−    comparing historical provision estimates to actual outflow of resources.

In addition, for tax adjustments in France, we involved tax professionals who assisted us in evaluating the appropriateness of management’s risk assessment.

We also assessed the appropriateness of the information disclosed in notes 5.2, 5.7, 10.3 and 18 to the Consolidated Financial Statements.

Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations of the information given in the Group’s Management Report of the Board of Directors.

We have no matters to report as to its fair presentation and its consistency with the Consolidated Financial Statements.

We attest that the consolidated non-financial statement required by Article L. 225-102-1 of the French Commercial Code (Code de commerce), is included in the Group’s Management Report, it being specified that, in accordance with the provisions of Article L. 823-10 of this Code, we have verified neither the fair presentation nor the consistency with the Consolidated Financial Statements of the information contained therein and this information must be reported by an independent third party.

Report on Other Legal and Regulatory Requirements

Format of presentation of the Consolidated Financial Statements intended to be included in the Annual Financial Report

We have also verified, in accordance with the professional standard applicable in France relating to the procedures performed by the statutory auditor relating to the annual and Consolidated Financial Statements presented in the European single electronic format, that the presentation of the Consolidated Financial Statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (Code monétaire et financier), prepared unde the responsibility of Chief Executive Officier, complies with the single electronic format defined in the European Delegated Regulation N° 2019/815 of 17 Decembre 2018. As it relates to Consolidated Financial Statements, our work includes verifying that the tagging of these Consolidated Financial Statements complies with the format defined in the above delegated regulation.

Based on the work we have performed, we conclude that the presentation of the Consolidated Financial Statements intended to be included in the Annual Financial Report complies, in all material respects, with the European single electronic format.

Due to the technical limitations inherent in macro-marking the Consolidated Financial Statements in accordance with the unique European electronic information format, it is possible that the content of certain tags in the notes may not be identical to the Consolidated Financial Statements attached to this report.

We have no responsibility to verify that the Consolidated Financial Statements that will ultimately be included by your company in the Annual Financial Report filed with the AMF are in agreement with those on which we have performed our work.

Appointment of the Statutory Auditors

We were appointed as statutory auditors of Orange S.A. by the annual general meeting held on on May 27, 2015 for KPMG S.A. and on May 18, 2021 for Deloitte & Associés.

As at December 31, 2022, KPMG S.A. was in the nineth year of total uninterrupted engagement and Deloitte & Associés was in the third year.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the Consolidated Financial Statements in accordance with International Financial Reporting Standards as adopted by the European Union and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The Consolidated Financial Statements were approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the Consolidated Financial Statements. Our objective is to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As specified in Article L. 821-55 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    Identifies and assesses the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

−    Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.

−    Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the Consolidated Financial Statements.

−    Assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein.

−    Evaluates the overall presentation of the Consolidated Financial Statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

−    Obtains sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. The statutory auditor is responsible for the direction, supervision and performance of the audit of the Consolidated Financial Statements and for the opinion expressed on these Consolidated Financial Statements.

Report to the Audit Committee

We submit to the Audit Committee a report which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the Consolidated Financial Statements of the current period and which are therefore the key audit matters, that we are required to describe in this Audit Report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L. 821-27 to L. 821-34 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, on March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER
Partner	Partner	Partner

3.5.2.2  Statutory auditors’ report on the financial statements

This is a free translation into English of the statutory auditors’ report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This statutory auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the Management Report and other documents provided to shareholders. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

For the year ended 31 December 2023

To the Annual General meeting of Orange S.A.,

Opinion

In compliance with the engagement entrusted to us by your annual general meeting, we have audited the accompanying financial statements of Orange S.A. for the year ended December 31, 2023.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as at December 31, 2023 and of the results of its operations for the year then ended in accordance with French accounting principles.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors’ Responsibilities for the Audit of the Financial Statements section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1st, 2023 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5 (1) of Regulation (EU) No 537/2014.

Justification of Assessments - Key Audit Matters

In accordance with the requirements of Articles L. 821-53 and R. 821-180 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 3.1, 5.7 and 10.1.2 to the financial statements)

The Company recognized in the annual financial statements €. 22,326 million of revenue for the year ended December 31, 2023.

The Company’s telecommunications activities involve a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems.

Revenue recognition principles are presented in Note 10.1.2 to the annual financial statements.

We identified revenue recognition of telecommunications activities as a key audit matter due to the complexity of the associated IT systems.

For telecommunications activities, we have obtained an understanding of the processes used to recognize various revenue streams, from the contract signature and the initiation of the communication to the invoicing and the receipt of payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and by testing the design, implementation and effectiveness of key automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by the Company that were relevant for our audit;

−    tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 3.1, 5.7 and 10.1.2 to the financial statements.

Evaluation of equity investments and goodwill

(Notes 4.1.1, 4.2, 10.1.5 and 10.1.6 to the financial statements)

The carrying amounts of equity investments and goodwill recognized in the balance sheet as of December 31, 2023 were respectively €.39,396 million and €.22,082 million.

Equity investments are recognized at historic cost on their acquisition date, plus any business combination accounting loss (mali de fusion). Impairment is recorded when their carrying amount is higher than fair value, which is value in use for strategic investments.

As stated in Notes 10.1.5 and 10.1.6 to the annual financial statements, value in use of equity investments comprises estimated enterprise value less net debt (or plus net liquid assets), which is calculated in its currency of origin and converted into Euros at the exchange rate effective at the reporting date.

Goodwill is recognized at acquisition cost. Impairment is recorded when the carrying amount is higher than fair value, generally based on value in use.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange S.A. uses the discounted cash flow method to assess enterprise value (excluding for its banking activity). Discounted cash flow is calculated based on economic and regulatory assumptions, assumptions relating to license renewals and operating forecasts by Management.

Other criteria, such as market value, growth and profitability prospects, parent company equity, proportionate share in the investment (historic basis) can be taken into account, separately or in addition to value in use, when calculating fair value according to the type of each investment.

Given their significance on the balance sheet and the complexity of models used and their sensitivity to changes in data and assumptions on which estimates are based, we believe that the evaluation of equity investments and goodwill is a key audit matter.

We have obtained an understanding of the procedure put in place by the Group for performing the impairment tests on equity investments and goodwill.

To assess the estimate of the values in use of equity investments and the value in use of goodwill, together with the assistance of our valuation professionals, we:

−    analyzed the procedure for determining and approving business plans on which cash flow forecasts are based;

−    compared 2023 cash flow forecasts with business plans from previous financial years;

−    compared the business plans from prior years with the actual results of the relevant financial years;

−    inquired the operational and finance managers at Orange S.A. to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    evaluated the Group’s forecasted revenue growth rates, operating costs and investments by comparing them to the Group’s peer companies’ analyst reports and market research reports;

−    reconciled the data included in the valuation models used by the Company in the determination of recoverable values to the plans submitted to those charged with governance.

Relating to the models used for the determination of enterprise values, we involved valuation professionals, who assisted us in evaluating the methodologies used to determine the discount and perpetuity growth rates, comparing those rates with available market data and recalculating the rates based on our own data sources.

Besides, we tested the mathematical reliability of the models, based on a sample, recalculated values in use determined by Orange and analyzed the enterprise value resulting from forecast cash flows adjusted for the net debt for each entity considered.

We have also assessed the appropriateness of the information presented in Notes 4.1.1, 4.2, 10.1.5 and 10.1.6. to the annual financial statements.

Evaluation of provisions for major legal disputes and tax adjustments

(Notes 3.6, 5.3, 7 and 10.1.14 to the annual financial statements)

The company Orange S.A. is involved in a number of legal disputes (including disputes and administrative procedures and actions, in connection with disputes of a competitive, regulatory or commercial nature in the telecom industry) or tax adjustments (notably with respect to Value Added Tax and operating taxes and levies).

As indicated in note 10.1.14 to the annual financial statements, the existence of such procedures leads Orange S.A. to recognize provisions if there is an obligation of the Company towards a third party resulting from a past event, the settlement of which is likely to result for the company in an outflow of resources representing economic benefits without at least equivalent consideration and which can be estimated reliably.

As indicated in note 7 to the annual financial statements, provisions for risks recognized by Orange S.A. in respect of all its disputes (excluding those presented in notes 3.6 and 5.3 relating to disagreements with social security or tax authorities) amounted to €. 205 million at 31 December 2023, the main of which are presented individually in the sections Mobile services, Fixed services and Other procedures.

Orange S.A. also mentions in note 3.6 to the annual financial statements that it is subject, over the years 2017-2018 and 2019-2020, to tax adjustments notified to date for a total amount of approximately €. 535 million (including penalties and late payment interest). Note 3.6 also specifies that Orange S.A. makes the best estimate of the risk on these adjustments, the effects of which are not significant, as assessed by the Company’s management.

The measurement of provisions for major legal disputes and tax adjustments is largely based on management judgement, given the nature of the estimates and assumptions used, including on future events and outcomes, given the inherent uncertainty of how these can be resolved.

Given Orange S.A.’s exposure and management’s high degree of judgement in estimating the risks relating to these major legal disputes and tax adjustments, we considered this subject as a key audit matter.

In order to assess the extent of the risks concerned and the estimates made in connection with the provisions relating to the main legal disputes and tax adjustments, our work notably consisted in:

−    gaining an understanding of management’s process to identify and gather risks, and, where appropriate, recognize provisions and prepare the financial statement disclosures on risks’ exposure;

−    evaluating the design and test the effectiveness of key controls, put in place by management, that we considered most relevant to our audit, relating to risk assessment based on information provided by the Company’s legal and tax departments as well as by external counsels;

−    gaining an understanding of management’s analysis of these risks;

−    inquiring of the legal and tax departments and Orange S.A.’sSecretary General of the Company and analyzing available documentation (including the minutes of court hearings) in order to evaluate the assumptions used for determining, where appropriate, the provisions for the main legal disputes and tax adjustments;

−    analyzing the answers received to our queries: opinions from Orange S.A.’s external counsels involved in these procedures, related key information including their likely financial consequences;

−    assessing whether subsequent events have been taken into account in the estimation of the provisions and the information provided in the annual financial statements for the year ended 31 December 2023;

−    comparing historical provision estimates to actual outflow of resources.

In addition, we involved tax professionals who assisted us in evaluating the appropriateness of management’s risk assessment on the tax adjustments.

We also assessed the appropriateness of the information disclosed in notes 3.6, 5.3, 7 and 10.1.14 to the annual financial statements.

Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations.

Information given in the Management Report and in the other documents with respect to the financial position and the financial statements provided to the Shareholders

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Board of Directors and in the other documents with respect to the financial position and the financial statements provided to Shareholders.

We attest the fair presentation and the consistency with the financial statements of the information relating to payment deadlines mentioned in Article D. 441-6 of the French Commercial Code (Code de commerce).

Report on Corporate Governance

We attest that the Board of Directors’ report on Corporate Governance sets out the information required by Articles L. 225-37-4, L22-10-10 and L. 22-10-9 of the French Commercial Code.

Concerning the information given in accordance with the requirements of Article L. 22-10-9 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by or awarded to the directors and any other commitments made in their favour, we have verified the consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from controlled companies included in the scope of consolidation. Based on these procedures, we attest the accuracy and fair presentation of this information.

With respect to the information relating to items that your company considered likely to have an impact in the event of a public takeover bid or exchange offer, provided pursuant to Article L. 22-10-11 of the French Commercial Code, we have agreed this information to the source documents communicated to us. Based on these procedures, we have no observations to make on this information.

Other information

In accordance with French law, we have verified that the required information concerning the identity of the shareholders and holders of the voting rights has been properly disclosed in the Management Report.

Report on Other Legal and Regulatory Requirements

Format of presentation of the financial statements intended to be included in the Annual Financial Report

We have also verified, in accordance with the professional standard applicable in France relating to the procedures performed by the statutory auditor relating to the annual and Consolidated Financial Statements presented in the European single electronic format, that the presentation of the financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (code monétaire et financier), prepared under the responsibility of Chief Executive Officer, complies with the single electronic format defined in the European Delegated Regulation No 2019/815 of 17 December 2018.

Based on the work we have performed, we conclude that the presentation of the financial statements intended to be included in the Annual Financial Report complies, in all material respects, with the European single electronic format.

We have no responsibility to verify that the financial statements that will ultimately be included by your company in the Annual Financial Report filed with the AMF are in agreement with those on which we have performed our work.

Appointment of the Statutory Auditors

We were appointed as statutory auditors of Orange S.A. by the annual general meeting held on May 27, 2015 for KPMG S.A. and on May 18, 2021 for Deloitte & Associés.

As at December 31, 2023, KPMG S.A. was in the nineth year of total uninterrupted engagement and Deloitte & Associés was in the third year.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with French accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The financial statements were approved by the Board of Directors.

Statutory Auditors Responsibilities for the Audit of the Financial Statements

Objectives and audit approach

Our role is to issue a report on the financial statements. Our objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L. 821-55 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

−    obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.

−    evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements.

−    assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein.

−    evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

Report to the Audit Committee

We submit to the Audit Committee a report which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore the key audit matters that we are required to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L. 821-27 to L. 821-34 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, on March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER
Partner	Partner	Partner

4.       Consolidated sustainability information

4.1 General disclosures

4.1.1 Sustainability reporting principles

4.1.2 Listening to stakeholders

4.1.3 Group double materiality analysis

4.1.4 Areas of social responsibility to which Orange is committed

4.1.5 Cross-reference table between the material issues from the double materiality matrix and the sections of the SNFP

4.1.6 Summary of Orange’s CSR targets

4.1.7 Appropriation of the Group’s CSR challenges and commitments by all employees

4.1.8 Financing linked to sustainable performance

4.2 Environment

4.2.1 Environmental strategy: commitments and policies

4.2.2 Governance

4.2.3 Impact, risks and opportunity management

4.2.4 Targets and metrics for climate change

4.2.5 Targets and metrics for resource use and circular economy

4.2.6 Other environmental issues

4.2.7 Environmental standards

4.3 Social

4.3.1 Own workforce

4.3.2 Workers in the value chain

4.3.3 Customers and end-users, Affected communities

4.4 Business conduct

4.4.1 Governance

4.4.2 Orange ethics and compliance program

4.4.3 Political influence and lobbying activities

4.4.4 Supplier relationship management

4.5 Independent third party report

4.1     General disclosures

4.1.1      Sustainability reporting principles

Orange has chosen to produce its 2023 Statement of Non-Financial Performance by adopting the general structure of future reporting under the CSRD (Corporate Sustainability Reporting Directive), in order to prepare for the new framework that will apply to it from 2024. For Orange, the rationale for using this approach was not to try to fully comply with ESRS (European Sustainability Reporting Standards), nor to adapt its data collection and internal control processes to future requirements, but to prepare for them. The reference to the corresponding ESRS in each case is given in parentheses for information only.

Orange’s non-financial performance statement includes the business model presented in section 1.2.1, the non-financial risk factors set out in section 2.1.4 and their control framework in section 2.2.3. The consolidated sustainability information presented below presents the Group’s governance, strategy, policies and processes on sustainability issues, as well as the 2023 assessment of their deployment and effectiveness.

Organizational scope

The scope of sustainability reporting extends to all subsidiaries consolidated by the Group, unless otherwise specified. The scope covered by the reporting is therefore specified below each of the indicator tables and expressed most frequently as a percentage of the revenue covered. Orange is endeavoring to make the scope covered more comprehensive each year.

Orange compiles the information at the aggregate Group level and by business sector, in accordance with the sector breakdown used for financial reporting, adapted where necessary to be as relevant as possible for the presentation of sustainability information.

Frequency of reporting

The key sustainability indicators presented are subject to quarterly reporting at the entity level, and indicators that are less material for the Group or for which data collection is more complex are reported every six months or annually. These are derived from sector-specific non-financial information systems or from manual reporting. Figures relating to the fourth quarter may be estimated in the event that the data is not available within the timeframe required for publication. Assessment methods are specified on a case-by-case basis.

The changes in methodology that had a Group-level effect greater than or equal to 5% of the indicator, or a country-level effect greater than or equal to 20% of the indicator, and data updates following receipt of actual figures that had a material effect on the Group, are calculated on a comparable basis (pro forma). The data for the year (y-1) adjusted in the report are indicated in each table.

Time horizons

Orange provides a description of its integrated business model, its value chain, its material issues and the sustainability goals or targets for the years ahead. The various elements are assessed over a time horizon, reflecting the processes put in place by the Group to manage its activities. For example, the short term is defined as one year, in line with the budget cycle; the medium term covers a period of more than one year and less than seven years, i.e. the time horizon covered by a strategic plan; the long term covers a period beyond the strategic plan. However, for its climate change adaptation plan, Orange has chosen different timeframes to be compatible with climate issues. The short term covers the current period until 2030, the medium term extends to 2040 and the long term to 2050.

Standards

Orange takes into account the principles of inclusion, materiality, responsiveness and generated impact defined by the AA1000 APS standard (2018), an international CSR benchmark focused on taking into account the expectations of stakeholders. The Group also takes into account the principles defined by the ISO 26000 standard on the social responsibility of organizations. It aligns its publications with the recommendations of the TCFD (Taskforce on Climate-Related Financial Disclosures - see Section 4.2.7.2 Alignment with TCFD recommendations), which are gradually being incorporated into the CSRD. Furthermore, the Group publishes its non-financial information in accordance with the Global Reporting Initiative (GRI) [1]. At the sector level, it also takes into account the Sustainability Accounting Standards Board (SASB) framework, the expectations of which are gradually being integrated into its publications, as well as the GSMA framework. From the 2024 reporting year, Orange will be required to publish a sustainability report under the CSRD and will apply ESRS.

To ensure the reliability of the indicators and monitor the proper application of the Group’s action plans in the entities, for several years Orange has had an external audit of its CSR process and achievements carried out by one of its Statutory Auditors, in order to obtain a reasonable assurance report on a sample of CSR information (see Section 4.5 Independent third party report).

4.1.2      Listening to stakeholders

4.1.2.1     Monitoring Orange’s Purpose

Orange made the decision to formalize its commitment to society by adopting a purpose, which was incorporated into its Bylaws after approval by the Shareholders’ Meeting of May 19, 2020. Co-created with its internal stakeholders (employees, social partners and Directors) and external stakeholders (NGOs, think tanks, customers, elected officials, suppliers, investors, etc.), this Purpose was formalized as follows:

"As a trusted partner, Orange gives everyone the keys to a responsible digital world."

This purpose comes with a mission and commitments:

"Our mission is to ensure that digital services are well thought-out, made available and used in a more human, inclusive and sustainable way in all areas of our business. Orange does everything in its power to ensure that people and organizations enjoy a more autonomous and secure digital life. Through the commitment and expertise of the Group’s teams, Orange rolls out innovative technologies and services everywhere, and for everyone."

The Orange group’s Raison d’agir Committee was launched in November 2021 and composed of eight qualified experts from outside the Group and two members of the Executive Committee. Its role was to make recommendations on the implementation of the Purpose and respond to requests for advice and questions formulated by the Group’s governance. The Raison d’agir Committee was chaired by Ebba Kalondo, one of eight external individuals appointed for a two-year term following an independent selection process. In July 2023, this advisory body, which provided support to corporate management, recommended that Orange resume monitoring the Purpose in order to answer more complex questions, or even dilemmas, from the Group’s entities.

With that in mind, the Executive Committee decided to launch "Purpose groups" - able to call on different qualified professionals depending on the topics covered - to replace the Raison d’agir Committee, whose term had expired. The new set-up still serves as a constructive forum to help the Group ensure that its Purpose will be an effective lever for a sustainable transformation. In 2023, the Raison d’agir Committee met three times.

The strategic guidelines of the Lead the future strategic plan were presented to the Raison d’agir Committee, before the plan was finalized. The committee concluded that the Purpose had enriched the plan, as well as the new company model.

On the part relating to "trusted partner" in the digital sector, the Raison d’agir Committee made the following recommendations:

−    For business customers (B2B) and at Orange Business in particular:

-     continue to develop European and non-European partnerships while asserting its value added, particularly in data security and integration of complex solutions,

-     strengthen transparency and education on the levels of risk to which Enterprise customers are exposed, with a focus on small businesses (SMEs, mid-caps),

-     empower and help its partners: ensure that these risks, and their management (education, information, training, alerts), are addressed collectively and the costs shared;

−    For B2C customers:

-     strengthen Orange’s educational tools to enable users to better understand and manage data protection,

-     expand Orange’s range of services,

-     consider joint actions with other sectors such as banking, logistics, social media and government.

The recommendations fueled Orange’s efforts to go further and build on Lead the future’s promise on digital trust. In October 2023, Orange France increased its collaboration with Cybermalveillance.gouv.fr by launching information, awareness and support actions to better protect the public from online threats.

4.1.2.2     Stakeholder dialogue

Orange bases its CSR approach on repeated, structured dialogue with all of its stakeholders.

This Stakeholder Dialogue engaged in by the Group is based on a structured, systematic methodology implemented throughout Orange’s scope since 2008. It is aimed at identifying areas for improvement in Orange’s business activities, by comparing the internal perspective with the external perspective of stakeholders.

It involves consultation with p-identified internal and external stakeholders previously identified as representative on the topics addressed in the Orange group’s CSR challenges. The questioning used provides for a semi-quantitative rating system as a way of prioritizing stakeholders’ concerns and expectations. Stakeholder Dialogue incorporates an element of subjectivity, which is inherent to any consultation, into the responses received. It is an open exercise based on both real facts and perceptions.

For the Group’s double materiality assessment, the results of the dialogues already used in the 2023 single materiality assessment served as a basis for discussion.

More specifically, 3,750 people have taken part in this stakeholder dialogue over the past five years in 16 countries in Europe and in Africa & Middle East, during interviews or working group sessions or through an online questionnaire. The respondents’ profiles break down as follows: 47% Orange employees and their representatives; 27% representatives of civil society (non-profits, NGOs, influencers, media and actors on the ground), 16% representatives of the business community (suppliers, subcontractors, "B2B" customers, etc.); 10% government representatives (elected officials and representatives from local authorities).

Data from the following dialogues were used for the double materiality assessment: "Precariousness and digital technology" in France, "Responsible together in a post-covid digital world" in 11 Orange countries, and "Let’s talk about the duty of vigilance," "Young people and the business world," "Diversity and equality in the workplace" in four countries, as well as a dialogue on responsible innovation conducted by Orange Business.

This approach includes other one-off initiatives, such as the citizen consultation launched in France with the help of Make.org on the topic of reducing the environmental impacts of digital technology. In total, 170,000 citizens submitted more than 6,000 proposals, which received more than 2.6 million votes. The topic of the circular economy (sustainability) was supported by nearly 60% of participants. In the spirit of this citizen consultation, Orange has set up a Sustainable Digital Usage Observatory. The results will be shared with all stakeholders who want to help change the environmental impact of digital technology.

4.1.3      Group double materiality analysis

The aim is to analyze sustainability issues from the perspective of the impact of Orange’s activities and organization on people, society and the environment (impact materiality) and from a financial perspective for Orange.

4.1.3.1     Methodology used

In late 2022, Orange began constructing a double materiality matrix based on its existing materiality matrix, after collecting and analyzing stakeholders’ views through the various dialogues previously carried out.

Orange took an internal collective approach, appointing a working group with skills and knowledge from the business divisions (CSR, strategy, innovation, HR, finance and, in particular risk management) and regional divisions (Europe, Africa & Middle East), and benefiting from the support of a specialist external firm. Orange identified 25 sustainability issues derived from EFRAG reporting standards (ESRS, their topics and sub-topics), its existing materiality matrix, international standards (SASB and GRI), and issues identified by other operators.

Each issue was then analyzed from a dual perspective:

−    an impact perspective, i.e. the impacts of Orange’s activities and organization on people, society and the environment; Orange considered the positive and negative impacts, whether actual or potential, associated with its 25 sustainability issues and linked to its direct activities, as well as its upstream and downstream value chain;

−    a financial perspective, i.e. the risks and opportunities associated with these sustainability issues that could have a positive or negative impact on Orange’s business model, development, performance and position in the short, medium or long term, and create or erode value for the Group as a result. In that respect, the non-financial risk factors of Section 2.1.4 Facteurs de risque extra-financiers were taken into account. These contribute to the financial assessment of each sustainability issue, as well as the opportunities for Orange of each issue and the different standards used.

The impact materiality is assessed by cross-referencing the severity of the impact, determined by the scale, scope and remediable character of the impact, and its likelihood of occurrence. These various factors have been documented by several sources:

−    the results of the different Stakeholder Dialogues conducted by the Group in recent years on various topics to identify the level of importance or severity of the issue (scale), the extent of the impact on the stakeholders concerned (scope) and the remediability (to what extent it can be remediated);

−    several sector-based standards to refine the assessment of the severity and likelihood of occurrence of the issue, in particular from:

-     the GRI G4 standard associated with the "Media" sector, a document covering the key aspects of sustainability performance that are significant and relevant to the media sector,

-     the ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) tool associated with the "Telecommunications" and "Manufacture of electrical equipment" sectors, developed by the Science Based Targets Network, which determines, for each sector, the level of impact of activities on the various stressors on biodiversity,

-     the GSMA Sustainability Assessment Framework, designed in collaboration with Yale University, to better understand mobile operators’ sustainability efforts,

-     the UNEP-FI Sector Impact Map tool for the "Telecommunications" and "Manufacture of electrical equipment" sectors, which maps the positive and negative impacts of sectors and business activities on the pillars of sustainable development (economic, environmental and social);

−    a study of academic literature and controversies (sector-specific or relating to Orange), including several documents from the ITU, IPCC, Arcep and EESC (French Economic, Social and Environmental Council).

The financial assessment was based on how critical the issues are for business continuity, considering the use of resources or access to them, and Orange’s dependence on its business relationships. The analysis was based on:

−    the scores from stakeholder dialogues, particularly in relation to the standard question on "impact on the Group’s business or reputation";

−    the Group’s 2023 risk mapping, including the level of impact of clusters and risks associated with sustainability issues;

−    an analysis of the different sector-specific ESG frameworks, in particular:

-     the SASB standard for the "Telecommunication Services" sector, which identifies sustainability-related information that is financially material, i.e. essential to understanding how an organization creates value,

-     Standard & Poor’s assessment and the DJSI-CSA assessment associated with the "TLS Telecommunication Services" sector, which assesses companies’ sustainability practices annually, focusing on sustainability criteria that are both industry-specific and financially meaningful. These frameworks allow the importance of sustainability issues to be modulated by sector,

-     the framework proposed by the MSCI for the "Communications Services" and "Information Technology" sectors, which assesses the long-term resilience of companies to environmental, social and governance (ESG) issues.

The double materiality exercise conducted in 2023 was based on the draft texts published prior to the end of 2022. It will be refined using new regulatory texts that have been published or are due for release. It will also take a fresh look at the issues from the perspective of the Orange value chain, offering a medium and long-term vision while considering the Group’s development in the years ahead.

4.1.3.2     The Orange group’s double materiality matrix in 2023

The dots furthest to the right on the matrix are the most critical with regard to business continuity or financial impact for Orange; the highest dots have the most significant impact for stakeholders, with each dot shown in the matrix being significant at the Group level.

Each issue in the matrix has been categorized according to the ESRS topic that it most closely relates to.

Short term mapping

Impact materiality
4.00
3.50
3.00
2.50
2.00
1.50
1.00
1.00
1.50
2.00
2.50
3.00
3.50
4.00
Financial materiality
E1 GHG emissions
Energy management
E1
Working conditions and human rights in the value chain
S2
S4 Cybersecurity and data security
S4
Protection of personal data and privacy
Adaptation to climate change
E1
E5 Developing/strengthening the Circular Economy
Innovation, Ethical and responsible research
S4
Digital inclusion
S3
Depletion of resources due to activities
E5
S4 Physical and psychological health of users (including young people)
Support of local areas and communities
S3
Biodiversity and activities
E4
Water consumption due to activities
E3
S3
E2 Pollution emitted by activities
Democracy and freedom of expression
G1 Business ethics and compliance
Employee health, safety and security
S1
S1 Evolution of employee working habits
Marketing and information practices
S4
S1 Skills development and retention of talents
Political engagement and lobbying activities
G1
Equal opportunities
S1
Inclusive offers
S4
S1 Trade union freedom

In this double materiality approach, the 25 issues were initially assessed over the short term (1 year). A total of 12 issues were found to be material, i.e. with a score of more than 3 or very close to impact and financial materiality, while 10 issues were close to impact or financial materiality. Section 4.1.5 contains a Cross-reference table between the material issues from the double materiality matrix and the sections of the SNFP.

4.1.3.2.1      Impacts, risks and opportunities of environmental issues

Orange has identified energy management, greenhouse gas emissions and climate change adaptation (ESRS E1) as material environmental issues. By adopting a Net Zero Carbon approach, Orange is keen to play its part in supporting the Paris Agreement adopted in 2015, while preparing for changes in its infrastructure operating conditions linked to climate change.

The increasing number of customers, the growth in the number of devices and their usage are driving up energy and equipment needs, both for Orange - which must plan its infrastructure accordingly - and for customers, who must be able to use their devices and access telecommunication services. The upward trend in greenhouse gas emissions due to higher energy consumption and the manufacture of devices may be exacerbated by the increasing rate at which devices are replaced, given the appetite for the technical performance of new technology. In addition, climate change is triggering a rise in severe climate hazards, which requires Orange to ensure the resilience of its infrastructure to maintain business continuity. This is particularly crucial as it allows governments to organize relief for affected communities.

The impact of these issues on Orange customers is an upward pressure on the cost of devices and telecommunication services, and a possible degradation of service, or even interruption, during extreme weather events. However, by using digital communication services, they can, depending on how they use them, reduce their carbon footprint and thus contribute to the fight against climate change.

The risks for Orange are a rise in energy costs, an increase in investment due to the redundancy solutions put in place to strengthen the resilience of its infrastructure and their replacement in the event of damage linked to climate risks, and the implementation of load shedding mechanisms to ensure business continuity, etc. In addition, Orange may face a reputational and financial risk linked to its sustainable bond issuances, if it fails to meet its environmental commitments, and a market risk if it is not seen to be a player in the environmental transition.

However, its role as a service operator allows it to offer its customers solutions to reduce their environmental footprint or increase their resilience to adverse weather conditions, which represents a business opportunity. In addition, sector-specific technological developments and infrastructure-sharing solutions make it possible to reduce the coupling between energy needs and the growth in usage, which allows the Group to manage its energy needs. The possibility of using its own renewable energy solutions, via renewable energy purchase contracts in Europe or from solar installations in the Africa & Middle East region, gives Orange the scope to decarbonize its energy supply and reduce its greenhouse gas emissions (GHG).

Furthermore, Orange has identified the development and strengthening of the circular economy (ESRS E5) as material. The circular economy contributes to the reduction of its GHG emissions, as well as the reduction of supply risks for natural resources and the environmental impacts during their extraction and processing.

The implementation of circular economy principles such as eco-design, repair and refurbishment help to extend service life and reduce the need for critical metals contained in network, IT and customer equipment. This mitigates the need for extraction of minerals or rare earths through reuse, and therefore the degradation of natural ecosystems due to the extraction of new resources.

For customers, extending the lifespan of equipment and providing refurbished equipment make it easier to access digital services at a lower cost.

The implementation of the principles of the circular economy is based on an increasingly restrictive regulatory framework. This could represent a non-compliance risk for Orange, potentially leading to financial penalties and damage to its brand image.

Aside from the complex operational challenges that require the mobilization of an entire ecosystem - which is still under construction - together with strong partnerships, the development of the circular economy is essentially an opportunity for Orange as a telecommunication operator. It contributes to the economic sustainability of the business and generates cost savings, notably through the use of refurbished equipment for its own network and IT equipment.

In addition, Orange works closely with its customers and has a distribution network for its products and services. This facilitates the recovery of end-of-life equipment to be sent for recycling.

4.1.3.2.2      Impacts, risks and opportunities of social and societal issues

For Orange, the opportunity to support the most vulnerable customers and to defend and uphold human rights and fundamental freedoms, particularly in relation to the use of digital technology, has a positive impact. Orange intends to closely monitor the implementation of the principles adopted by the Group throughout its value chain.

For its own employees (ESRS S1), Orange has identified several key issues, despite the fact that, taken in isolation, they are not considered material at this stage. However, the Group has opted to report on this, considering the overall financial impact of labor expenses for the Group and the skills necessary for its business. These include changes in work arrangements, equal opportunities, skills development and employee retention, occupational health, safety and security, and the right to freedom of association. As an employer, Orange seeks to develop its human capital by offering its employees an environment that allows them to thrive professionally.

Other issues affecting several stakeholders, including its own employees, are covered by the social role that Orange intends to play (ESRS S3 and S4). These include respect for democracy and freedom of expression, protection of personal data and privacy, and enhanced cybersecurity and data security in view of the growing threats linked to global events.

For workers within its value chain (ESRS S2), Orange has identified respect for human rights as material, particularly working conditions and forced child labor. The materials used in electronic products may require the extraction of rare earths. In addition, manufacturing and service delivery chains may be located in countries that do not systematically offer a protective social framework in line with the United Nations Guiding Principles applied by the Group.

The impact of a failure to respect human rights for employees in the value chain can jeopardize their right to integrity, their right to a safe work environment, their individual freedom, their freedom of movement, and their right to an education, etc.

The risk for Orange is non-compliance with the regulatory or legal framework. This could lead to its management being held liable and financial penalties being imposed in the event of litigation. Orange also runs the risk of defaulting on its commitments and faces a reputational risk.

The opportunity for Orange is to promote the formal economy and respect for human rights through its contractual clauses, and thus be part of a business climate conducive to trade.

For its customers or certain populations, and for society as a whole (ESRS S3 and ESRS S4), Orange has identified the issue of data security or cybersecurity and the protection of personal data and privacy as the most material, since the very essence of the telecommunication operator’s business is to transmit information from its customers while maintaining the integrity and confidentiality of correspondence. Orange’s responsibility regarding the two issues of data protection and personal data extends to all data entrusted to it by its employees, third parties with whom a contractual relationship is established, its customers and - when it acts as an essential infrastructure provider - the entire population.

Any loss or disclosure of data transmitted via Orange’s networks or stored in its infrastructure would amount to an invasion of its customers’ privacy and could compromise their business. This could also lead to ransom demands.

The risk for Orange is that its reputation could be tarnished, and customers’ trust undermined if it fails to protect the data entrusted to it. It could also face heavy fines, particularly in the event of a breach of data protection laws and regulations.

The opportunity for Orange is to offer cybersecurity and digital trust solutions, especially for enterprises via Orange Business and Orange Cyberdefense.

The physical and mental health of its users and the wider population has also been identified as a material issue. To date, the impact on public health of electromagnetic waves, especially for people living near a mobile antenna who form a community, has not been scientifically proven, since exposure to electromagnetic fields is below the thresholds set by international health organizations. Nevertheless, it may lead to anxiety among the public. Excessive or inappropriate use of Orange products or services may lead to screen addiction or addiction to certain content, particularly among children, who are considered at risk when it comes to managing their usage.

The risk for Orange is reputational. Furthermore, the adoption of strict regulations on the emission thresholds of its network could lead to additional infrastructure construction costs, or a deterioration in its quality of service.

The opportunity for Orange is to differentiate itself from other players in the digital world by leveraging its support for the reasonable use of digital technology through a comprehensive digital inclusion program.

Digital inclusion is an issue on which Orange intends to differentiate itself by offering connectivity to digital services over a large area, including rural or remote areas, with services adapted to fragile socio-economic situations (vulnerable users, people on low or irregular income, in insecure work, etc.), or for people with disabilities. In addition, inclusion extends to the provision of essential service offers such as access to energy, health, education and financial activities. This supports socio-economic development of regions and the empowerment of remote communities lacking infrastructure, also boosting employment.

These represent business opportunities for Orange, which, through its inclusive offers targeting remote communities without access to digital services, can expand its addressable market, offering more individual benefits as the number of users increases.

The issue of innovation and ethical and responsible research is material because it sets the rules for using new products and services that transform society; it lays down what is acceptable and how new digital technologies should be developed (artificial intelligence, metaverse, Web 3.0, etc.), as well as how digital products and services can be used responsibly.

The impact for society and users is that they can use products and services without discriminatory bias or ethically questionable practices, which could arise if the development of new technologies is poorly managed. Digital is an important gateway to information and knowledge, boosting the productivity of organizations based on respect for fundamental freedoms.

The opportunity for Orange is to persuade the public to accept its new products and services, generating cost savings internally and for its customers by optimizing flows and better fulfilling their needs, ultimately leading to additional revenue streams.

4.1.3.2.3      Impacts, risks and opportunities of doing business

Orange has identified business ethics and compliance with various laws and regulations as a material issue. This includes the prevention of corruption, fraud and anti-competitive practices. The scope of this issue covers Orange and its value chain.

The impact of non-compliance is that ultimately the greater good is sacrificed for individual gain. In the event of fraud or corruption, it also results in a lack of wealth redistribution and failure to build infrastructure and services essential for public welfare. In addition, prices of products and services are kept artificially high, while barriers to free competition stifle innovation. Lastly, concentration erodes the economic fabric of society and is detrimental to small and medium-sized businesses.

The risk for Orange is a loss of earnings in the event of fraud, the risk of penalties if its management is held liable, and a financial risk in the event of non-compliance, as well as reputational risk.

The opportunity for Orange consists of defining a framework for managing those risks that it can use as evidence with the authorities. It may also be an eligibility requirement in calls for tenders, particularly in the public sector.

4.1.4      Areas of social responsibility to which Orange is committed

In response to stakeholders’ expectations, the major impacts, risks and opportunities identified for Orange, and in keeping with the purpose and its strategic plan, Orange has defined its areas of commitment contributing to the United Nations Sustainable Development Goals in the environmental, social/societal and governance fields (ESG).

4.1.4.1     Contributing to the United Nations Sustainable Development Goals (SDGs)

The Group’s commitment is reflected in a selection of six Sustainable Development Goals (SDG) established by the Member States of the United Nations, to which the Orange Executive Committee believes that the Group has made or should make a significant positive contribution.

The Group impacts of Orange’s environmental commitments are analyzed and measured through SDG 12 (responsible consumption and production) and SDG 13 (climate action), while its digital inclusion and trust commitments, and social and societal commitments more broadly, are measured through SDG 9 (industry, innovation and infrastructure) and SDG 10 (reduced inequalities). Orange’s business conduct is backed up by SDG 16 (peace, justice and strong institutions) and SDG 17 (partnerships for the goals).

Each of the SDGs selected (as well as the additional related SDGs) has been broken down by theme applicable to Orange, with associated means and impact indicators to monitor trends. This work was carried out in 2020 and 2021 by a steering committee comprising all of the Group’s major functional entities, as well as the operational entities, under the authority of the Environmental and Societal Responsibility Executive Director. It was presented to the Group Executive Committee and approved by the CSREC and the Directors in the GCSERC.

4.1.4.2       Environment

Orange is positioned as a player in the environmental transition. Orange is combating climate change and its repercussions through its activities with a target of Net Zero Carbon by 2040, despite a strong and steady increase in uses across its networks (see Section 4.2.1.1 Environmental strategy translated into commitments). For its own emissions, this requires a sustained energy efficiency effort and increased use of renewable energies through power purchase agreement projects, plans to power its sites with solar energy, and solar farm projects. Particular emphasis has also been placed on the circular economy for customer devices, as well as for network and IT equipment. Orange encourages the decarbonization of its value chain by promoting the circular economy and phasing in CSR criteria during the selection of its suppliers and subcontractors. To neutralize its remaining greenhouse gas emissions, the Group is supplementing these measures by financing natural carbon sink projects. In addition, Orange is at the forefront of work on biodiversity, mainly within the International Telecommunication Union (ITU), and is working to take the impacts of its activities on biodiversity into account.

Orange also offers its customers solutions to reduce their own environmental footprint, including through initiatives to raise awareness of responsible digital use.

4.1.4.3     Social and societal

For society, Orange is committed to inclusion and positions itself as a vehicle for the universal adoption of digital technology, facilitating the empowerment that digital technology can bring. At the core of Orange’s business model is the geographical digital coverage, which requires investments in infrastructure and research, essential to achieving sustainable development and community empowerment in many countries. To offer its customers appropriate connectivity and new related innovative services, Orange is taking action to maximize geographical coverage.

In addition to its geographical digital coverage goals, Orange works toward inclusion to reduce inequalities by offering free workshops and training on digital technologies that will benefit 2.5 million people between 2021 and 2025 and 6 million people between 2021 and 2030. Other actions include supporting its customers, promoting responsible service offers tailored to the needs of as many people as possible, and supporting digital entrepreneurship.

Orange also positions itself as a trusted partner, giving its customers the confidence to enjoy digital experiences, offering them protection and staking its leadership claim for cybersecurity in Europe. Orange encourages companies to use data responsibly and has developed an AI ethics charter to govern the use of AI in its own activities. Orange advocates respect for human rights and fundamental freedoms. For freedom of expression in particular, Orange applies net neutrality under Regulation (EU) 2015/2120 laying down measures concerning open Internet access.

For its employees and customers, Orange aims to use digital technology to further development and equal opportunities, while seeking to be an increasingly inclusive player. Orange strives to create value for its employees and all its stakeholders, with a way of doing business based on exemplary conduct in the management of human resources - maintaining the employability of its employees, upskilling, diversity policy - with a view to aligning the representation of women in management networks with that of the Group.

4.1.4.4     Governance

Orange promotes ethical business conduct within its organization and ecosystem. This is underpinned by sustainable investments and responsible purchasing, while stimulating the ecosystem and establishing a strong local presence.

Orange has established a Group-wide system for anti-corruption and the promotion of ethical conduct to all stakeholders. The success of these various initiatives depends on close cooperation with the other players in its ecosystem.

Orange has a responsible purchasing policy aimed at embedding the principles of social responsibility in its supplier and subcontractor relations. It encourages dialogue and honors its contractual commitments, focusing in particular on the local economy and small and medium-sized enterprises.

In its lobbying, Orange acts transparently, and within the framework of its Code of Ethics, which prohibits the financing of political organizations.

4.1.5      Cross-reference table between the material issues from the double materiality matrix and the sections of the SNFP

This cross-reference table lists the issues selected as "material" with regard to their double materiality (see Section 4.1.3.2 The Orange group’s double materiality matrix in 2023) or the non-financial risk factors (see section 2.1.4. Non-financial risk factors); those risk factors and issues are presented in bold, the other three issues are important for Orange and are included in its reporting.

Challenges	2023 URD section reference
Environment
Energy management	4.2.1.1.1 Commitments with respect to greenhouse gas emissions
4.2.1.2 Environmental strategy translated into policies
4.2.3.1.1 Climate change mitigation plans
4.2.3.2.1 Opportunity for Orange to help customers reduce their environmental footprint
4.2.3.2.2 Opportunity for Orange to make savings or avoid investments
4.2.4.2 Orange’s scopes 1 and 2 energy consumption
4.2.4.3 Use of electricity from renewable sources
GHG emissions	4.2.1.1.1 Commitments with respect to greenhouse gas emissions
4.2.1.2 Environmental strategy translated into policies
4.2.2.2 Roll-out of the environmental commitment within the Group and raising awareness
4.2.3.1.1 Climate change mitigation plans
4.2.3.2.1 Opportunity for Orange to help customers reduce their environmental footprint
4.2.4 Targets and metrics for climate change
Climate change adaptation	4.2.1 Environmental strategy: commitments and policies
4.2.3.1.2 Climate change adaptation plans
4.2.3.2.1 Opportunity for Orange to help customers reduce their environmental footprint
Resource depletion due to business activities	4.2.1 Environmental strategy: commitments and policies
4.2.1.1.2 Commitments with regard to the circular economy
4.2.3.1.1 Climate change mitigation plans
4.2.3.2.2 Opportunity for Orange to make savings or avoid investments
4.2.5.3 Use of scarce and critical resources
Development/strengthening of the circular economy	4.2.1 Environmental strategy: commitments and policies
4.2.1.1.2 Commitments with regard to the circular economy
4.2.3.1.1 Climate change mitigation plans
4.2.3.2.2 Opportunity for Orange to make savings or avoid investments
4.2.5 Targets and metrics for resource use and circular economy
Employment
Changes in work arrangements	4.3.1.2.6 Health, safety, quality of life and working conditions/Employee support for transformation projects
Equal opportunities	4.3.1.2.7 Diversity, Equity and Inclusion
4.3.1.3.5 Promoting diversity and inclusion
Skills development and employee retention	4.3.1.2.1 Culture and employee engagement
4.3.1.2.2 Skills and skills acquisition
4.3.1.2.3 Attractiveness, recruitment and mobility
4.3.1.2.4 Compensation policy
4.3.1.3.1 Employment and skills development
4.3.1.3.3 Training
Occupational health, safety and security	4.3.1.2.6 Health, safety, quality of life and working conditions
4.3.1.3.4 Health, safety and quality of life at work
Freedom of association	4.3.1.2.5 Social dialogue
Working conditions and human rights across the value chain	4.3.2 Workers in the value chain
Digital inclusion	4.3.3.4 Digital inclusion
Data protection and privacy	4.3.3.2 Data security and personal data protection
Cybersecurity and data security	2.2.3.3 Politique de sécurité du Groupe
4.3.3.2 Data security and personal data protection
Physical and mental health of users (including young people)	4.3.3.3 Physical and psychological health of users
Innovation and ethical and responsible research	4.3.3.5 Innovation and ethical and responsible research
Governance
Business ethics and compliance	4.4 Business conduct

4.1.6      Summary of Orange’s CSR targets

The table below summarizes the quantitative targets set by the Group for several issues in which the Group is engaged. The details of each target and the action plans associated with Orange’s performance, as well as the Group’s qualitative goals for all issues, are discussed in the different sections of this chapter.

Challenges	Indicators	2021 progress	2022 progress	2023 progress	2025 targets	2030 targets
GHG emissions	Scope 1 & 2 CO2eq emissions of the digital sector versus 2015 (SBTi)	-12.1%	-20.8%	-37.4%	-30%
	Scope 3 CO2eq emissions in the digital segment versus 2018 (SBTi)	+4%	+3.7%		-14%
	Total CO2eq emissions for the 3 scopes in the digital segment versus 2020	1%	+0.7%			-45%
Development/ strengthening of the circular economy	Mobile phone recovery rate by Europe	20.4%	23.1%	25.4%	30%
	Mobile phone recovery rate (MEA) in WEEE equivalent				20%
	Fixed equipment recovery rate	67%	66%	68%	90%
	Share of refurbished mobile devices sold		1.8%	2.9%	10%
	Share of investments in refurbished active Network and IT equipment		0.9% (1)	0.9%	10%
	No. of countries offering an attractive repair service (Europe)	2	2	2	8
	% of Orange-brand products included in the eco-design approach		5,6%	9.5%	100%

Digital inclusion	No. of households connectable to FTTH (millions of connectable households)	56.1	64.9	71.7	69.0 2023 target
	Amount of own infrastructure in Europe (excluding FiberCo) (in million)		42 (2)	43.7 (2)	47
	Amount of own infrastructure in Africa & Middle East (in million)		3.2	4.1	5.2
	No. of countries with affordable mobile phones	24 (3)	23 (3)	22	25
	No. of countries offering a social access service or a reduced-rate plan in Europe	4	4	8	8
	No. of Orange Digital Centers	9 (4)	18	22	25 (4)
	No. of countries with an Orange Foundation or a Foundation program	23	25	25	25
	No. of beneficiaries supported in the acquisition of digital skills (in million)		Total 21/22 0.95	Total 21/23 1.8	Total 21/25 2.5	Total 21/30 6
Equal opportunities	% of women in technical fields	20.9%	21.2%	21.9%	25%
	% of women in management networks	31.6%	33.1%	34.1%	35%
	Pay gap rates between men and women in comparable employment situations (Orange SA)	-1.5%	-1.2%	-1.2%	min(5)
	Professional integration rate of young people	6.0%	5.6%	5.4%	5% 2024 target
	Employment rate of individuals with disabilities (Orange SA)	6.5%	6.5%	7.0%	6%

(1)   New reporting scope.

(2)   Including FiberCo roll-out in France and Poland, 46 million in 2022 and 48.8 million in 2023.

(3)   The definition of an affordable mobile phone changed in 2022 - see Section 4.3.3.4.2 Equip.

(4)   Ethiopia’s Orange Digital Center (ODC) was opened in 2021 and then closed in 2022, as Orange decided against conducting business as a licensed operator in this country. The target for the number of ODCs to be opened by the Group by 2025 was therefore reduced from 26 to 25.

(5)   2025 objective of moving towards equal pay for comparable employment situations.

4.1.7      Appropriation of the Group’s CSR challenges and commitments by all employees

The achievement of the Group’s CSR objectives and commitments requires an in-depth transformation of the company, calling for the contribution of all employees. Orange has therefore implemented awareness-raising and training programs to develop a general CSR culture and to have essential CSR skills at its disposal.

These programs are structured by a Strategic Committee and an operational committee that were set up to include representatives from different Orange group entities to identify skill needs and to prioritize and structure the development of CSR training offers. These CSR training offers are organized around three objectives:

−    raise awareness among all employees of the challenges of a responsible and inclusive approach;

−    incorporate CSR skills into the business approaches to empower all employees to take action in their activity;

−    ensure the upskilling of experts in the environmental field.

Access to CSR training is provided by a dedicated portal, accessible to all employees and structured around three pillars: Environment (carbon footprint and circular economy), Society (digital inclusion and responsible use) and Corporate policy (diversity and inclusion, ethics and compliance, duty of vigilance, human rights).

In 2023, 59,812 employees participated in 131,129 hours of CSR learning activities.

General CSR awareness training

To enable all Orange employees to take on the challenges of Corporate Social Responsibility and the commitments made by Orange in this area, an online training course, available in seven languages, was launched in October 2020. It awards a "certificate" once the student has passed a knowledge test. From the launch date through December 2023, 62,922 CSR certificates have been awarded.

This process of acculturation has been enriched by a number of thematic training courses, in addition to the CSR certificate.

One example is the "Equality in the Workplace" certificate, which helps recipients identify and understand the challenges of gender equality in the workplace (see Section 4.3.1.2.7 Diversity, Equity and Inclusion). Another is the Climate Fresk workshop, which is an opportunity to learn about the causes and consequences of climate change and Orange’s commitments in this area, and to discuss the actions to be taken within the Group to reduce CO2 emissions. From the launch date through December 2023, 20,541 people in the Group participated in this training course taught by more than 200 Orange employee facilitators; it is offered in person and virtually in French and English.

Orange employees can also learn more about the issues around the duty of vigilance, digital accessibility, the circular economy, biodiversity, ethics and compliance, etc.

Further training specific to the businesses

The CSR "business" training portfolio targets all technical, marketing and finance functions, among others, and helps incorporate CSR skills into the business approaches to empower all employees to take action in their activity.

It includes, for example, training on eco-design for products and services; training on circular design to optimize interfaces and the user experience; training on responsible purchasing; and responsible marketing training to make sustainable development a real lever for the Group’s business value added. Training for the finance functions, which play a key role in reporting and managing non-financial trajectories, was launched in the first quarter of 2023.

Leadership training is also a key focus, with a special training course designed for members of Orange’s Board of Directors.

4.1.8      Financing linked to sustainable performance

In September 2020, Orange published its "Sustainable financing framework" with a view to issuing bonds backed by its investments in social or environmental areas. Since then, Orange has issued two bonds under this program for a total amount of 1 billion euros, allowing it to broaden its investor base and pursue its financing structure optimization policy.

The published allocation and impact reports for issues describe the projects selected, as well as the investment amounts and related impacts. At the end of 2022, 855 million euros of the billion raised was used to finance or refinance:

−    on the social side, the roll-out of fiber in rural France in the digital inclusion category, with more than 1,011,000 beneficiaries, and investments in 43 start-ups via Orange Ventures in the social inclusion category;

−    on the environmental side, infrastructure sharing in Poland in the energy efficiency category, with close to 212,000 metric tons of CO2 emissions avoided, and the refurbishment of Liveboxes in France in the circular economy category, with more than 11.7 million pieces of equipment concerned.

In November 2022, Orange refinanced its 6-billion-euro syndicated credit facility and incorporated environmental and CSR performance criteria for the first time. The margin for this multi-currency syndicated revolving credit facility is notably indexed to the achievement of the CO2 emissions objectives (scopes 1 and 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to the gender balance target.

Lastly, in June 2023, Orange published its "Sustainability-Linked Financing Framework," a charter linking its financing instruments to sustainable performance goals such as reductions in its scope 1, 2 as well as its scope 3 greenhouse gas emissions in the digital sector, the participation of women in management networks, and the number of external beneficiaries of digital training. In September 2023, Orange completed its inaugural sustainability-linked bond issue for a nominal amount of 500 million euros. The bonds are linked to the Group’s target of a 45% reduction in its greenhouse gas emissions (scopes 1, 2 and 3) by 2030 (relative to 2020) and its commitment to provide training in digital skills to external beneficiaries (6 million beneficiaries in total between 2021 and 2030).

4.2     Environment

4.2.1      Environmental strategy: commitments and policies

A commitment to the environment has become one of the drivers of business transformation, and digital has a leading role to play in addressing global environmental issues.

Orange’s environmental strategy is both to minimize the impact of its activities throughout all its value chain and to adapt to changes brought about by environmental issues, while helping its customers and society do the same.

Orange has carried out a double materiality analysis (see Section 4.1.3 The Orange group’s double materiality matrix in 2023) to identify the most material issues for the Group and its stakeholders. These will be prioritized for the two key strands of climate change mitigation and adaptation:

−    climate (ESRS E1);

−    resource use and circular economy (ESRS E5).

Because the most significant issues and impacts at Group level relate to the climate, Orange has prioritized the climate in its environmental strategy with two key components: mitigation and adaptation (see the transition plan in Section 4.2.3.1 Environmental and energy transition plan: mitigating and adapting):

−    on the "mitigation" side, the Group’s priority is to reduce its carbon footprint, hence the pledge made by Orange (see Section 4.2.1.1.1 Commitments with respect to greenhouse gas emissions);

−    on the "adaptation" side, the Group’s priority is to adapt to climate risks, with an analysis of the exposure of Orange’s infrastructure and employees to unpredictable weather conditions. This analysis provides the essential foundation for preparing local adaptation plans.

The circular economy plays a key role in the Orange group’s decarbonization, potentially contributing between 20% and 30% to the scope 3 emissions reduction target by 2030.

Yet Orange is also aware of the other issues at stake, conducting in-depth studies on the impact that the business has on resources and biodiversity, among other topics. Beyond contributing to the goal of decarbonization, the circular economy also reduces the use of critical natural resources and the generation of waste, including hazardous waste. Orange has set up a working group to quantify the impacts linked to the use of natural resources, both on the environment and on its financial performance.

Along with its partners, Orange is involved in discussions on the development of the circular economy, particularly within the Circul’R business coalition and the GSMA (Global System for Mobile Communications Association), on how to measure circularity for devices and network equipment.

Orange is also mindful of the social impact of its partners and its actions. This is one of the criteria for selecting carbon sink projects for example (see Section 4.2.4.5 Implementation of the carbon sequestration program).

4.2.1.1     Environmental strategy translated into commitments

Orange’s environmental strategy is translated into a series of commitments both for the climate (ESRS E1) and the resource economy (ESRS E5).

4.2.1.1.1      Commitments with respect to greenhouse gas emissions

As a leading player in the sector, Orange is keen to build a more responsible digital world. Orange is a signatory to the United Nations Global Compact aiming for an average global warming trajectory of +1.5°C compared to p-industrial levels and, in 2019, made the commitment as part of its Engage 2025 Strategic Plan to be Net Zero Carbon in the digital sector [2] by 2040.

To that end, Orange is committed to reducing its own CO2 emissions, indirect ones related to its electricity consumption and those generated upstream by its suppliers and downstream by its customers, and to sequestering residual emissions by financing carbon sink projects.

Its commitment relates to scopes 1, 2 and 3 [3] of the Greenhouse Gas Protocol (GHG Protocol). For this, the Group prepared a 2025 roadmap, which was approved by the SBTi (Science-Based Targets initiative), an international scientific reference for assessing companies’ climate goals. The Group has also defined its 2030 and 2040 roadmap, which has been submitted to the SBTi.

To be able to meet this commitment, the Group has set itself interim targets:

−    reducing CO2eq emissions in scopes 1 and 2 by 30% in 2025 compared with the 2015 level;

−    reducing CO2eq emissions in scope 3 by 14% in 2025 compared with the 2018 level;

−    reducing CO2eq emissions in all three scopes by 45% in 2030 compared with the 2020 level.

These interim targets are based on reducing the gross emissions generated. Therefore, they must be achieved without taking into account negative emissions from carbon sink projects; these are only taken into account in the calculation of net emissions, used as a formula for measuring the achievement of Net Zero Carbon by 2040.

These targets were developed in line with the international methodology for the digital sector; the estimate of the impact of the Information and Communication Technologies sector on global climate is based on the work of the International Telecommunication Union (ITU), together with the SBTi, the GSMA, the GeSI and the International Energy Agency, with major contributions made by Orange. This work resulted in the publication of a document explaining the emission reduction paths to be followed by the sector in order to comply with scientific recommendations and confine the rise in temperatures to 1.5°C compared to the p-industrial era [4]. The Net Zero Initiative [5], in which the Orange is also taking part, formalized a standard for businesses in February 2019.

In accordance with this framework, Orange’s approach relies:

−    as a priority, on the maximum possible reduction of greenhouse gas emissions - scopes 1, 2 and 3. As a priority, Orange is seeking to reduce its scopes 1 and 2 emissions and the scope 3 emissions over which it has a direct influence. The Group is taking action on the other part of scope 3 emissions with its stakeholders: its suppliers, via the ITU, the GSMA and the JAC (Joint Alliance for CSR), its customers and its employees;

−    on its contribution to carbon sequestration, for a quantity equivalent to the remaining carbon emissions in 2040 of scopes 1, 2 and 3 and not representing more than 10% of total emissions in the reference year. This can be done in particular through natural carbon sink projects (for example, in forests, mangroves or agroforestry).

Orange also intends to contribute to avoiding emissions outside its scope, for example by marketing products and services that reduce greenhouse gas emissions in other sectors. These avoided emissions are not taken into account in the data published by Orange. To assess the carbon impact of the use of its products and services in other sectors, the Group plans to use international standard ITU L. 1480, available since January 2023 and to which its teams have contributed.

In 2019, Orange pledged to increase the percentage of renewable energy in the Group’s electricity consumption, accounted for in scope 2, to 50% by 2025. Orange has decided to no longer communicate externally on targets for this type of indicator because it seems less relevant in the context of implementing the strategy: on the one hand, Orange operates in sub-Saharan Africa, where continuous electricity supply is a major issue, particularly for mobile sites, and Orange uses thermal generators to ensure continuity of service. The CO2 emissions related to the use of these generators come under scope 1 of the GHG Protocol. However, the electricity generated is not included in the calculation of the percentage of renewable energy, the denominator of which only relates to scope 2. On the other hand, more than 45% of the Group’s scope 2 electricity is consumed in France, a country where the electricity mix is very low carbon (one of the lowest in Europe and indeed the world). This is because much of the country’s electricity is nuclear in origin, and nuclear energy is not renewable. Therefore, it seems more appropriate for Orange to focus its commitments on the effective decarbonization of its operations on all three scopes of the GHG Protocol and to leverage its renewable electricity consumption as a means of fulfilling its commitment. In this context, the Group is working in parallel to reduce the use of fossil fuels used in generators in the MEA region.

4.2.1.1.2      Commitments with regard to the circular economy

Orange has also made the commitment to integrate circular economy principles into its organization and processes in order to limit the impact of its activities and those of its suppliers and customers on raw resources. This policy also helps reduce GHG emissions.

This commitment is broken down into the following targets by 2025:

−    commit 100% of the range of Orange-brand electronic equipment (Liveboxes, set-top boxes, etc.) to an eco-design approach that reduces the carbon footprint during their manufacture and distribution, as well as electricity consumption during their use; encourage our suppliers to eco-design the devices and accessories sold to customers by Orange;

−    recover 30% of the mobile devices sold by Orange in Europe (including in France) and the equivalent in WEEE [6] volume of 20% of the mobile devices sold by Orange in Africa & Middle East; recover more than 90% of fixed devices (Liveboxes, set-top boxes, etc.) distributed by Orange and returned when customers terminate their subscriptions;

−    achieve 10% of the overall volume sales of mobile devices in Europe with refurbished devices;

−    offer an attractive repair service for mobile devices sold by Orange in each European country where Orange operates;

−    use 10% of the Group’s investments in active network and IT equipment to purchase refurbished equipment.

Orange is also committed to always taking into account criteria relating to its equipment’s carbon footprint throughout its life cycle and to the circular economy when selecting network and IT equipment.

With regard to waste, which comes under the goal of responsible consumption and production defined by Sustainable Development Goal 12, Orange has pledged to pay particular attention to WEEE and waste batteries, which are considered hazardous waste under environmental regulations.

4.2.1.2     Environmental strategy translated into policies

To implement its environmental strategy, the Group publishes policies externally and internally, as well as guidelines that apply to all Orange entities.

Environmental policy

Orange’s environmental policy [7] is published on its corporate site. In terms of mitigation, it reflects Orange’s commitment to play its part in the fight against climate change under the Paris Agreement. It aims to make Orange a Net Zero Carbon company by 2040 through programs to reduce scope 1, 2 and 3 carbon emissions by tackling volumes (energy, equipment, services) and the carbon intensity of those volumes (decarbonization of energy supply, equipment, circular economy). Residual emissions will be offset by 2040 by sequestration in natural carbon sinks. This will cover up to 10% of 2020 emissions, in strict compliance with scientifically established standards.

Policy for the treatment of Waste Electrical and Electronic Equipment (WEEE) and waste batteries

WEEE, from end-of-life equipment and waste batteries, is considered hazardous waste under environmental regulations. Orange’s policy for the treatment of household and trade WEEE, as well as waste batteries, seeks to define the priority issues and identify the operational measures to address them, with regional operating practices covering:

−    risk management and the Group’s compliance with applicable regulations;

−    specific commitments for equipment recovery and treatment;

−    the management model with a view to optimizing performance.

Group Purchasing Policy

In 2021, the Group’s purchasing policy was updated to take greater account of the issues of environmental transformation and to incorporate the decarbonization of activities into its missions (see Sections 4.3.2.2.2 Orange’s Responsible Purchasing commitments and 4.3.2.2.4 Supplier selection and audit process to ensure compliance with Orange’s responsible purchasing commitments), with a paragraph explicitly titled "Contributing to the implementation of Orange’s social and environmental commitments." This section requires that environmental criteria be incorporated into purchasing and procurement decisions, and that the relevance of the purchase be questioned by considering alternatives (internal solution, reuse, use of refurbished equipment, etc.) and, in the case of energy, by increasing purchases of decarbonized and renewable energy (see Section 4.2.4.3 Use of electricity from renewable sources).

Energy guidelines

Orange has shared guidelines on energy purchases with all its European subsidiaries. The guidelines define the electricity purchasing policy with regard to the twofold challenge of controlling costs and decarbonizing the Group’s electricity consumption.

Carbon sink guidelines

This policy highlights Orange’s commitment to finance natural projects that, beyond carbon sequestration, offer co-benefits for biodiversity and the socio-economic development of local communities. Orange has shared its guidelines for financing carbon sink projects, outlining the goals, challenges and selection criteria, as well as how to account for carbon credits from these projects.

Principles regarding "environmental claims"

Orange is committed to continuously improving the environmental performance of its products and services in line with its environmental targets, reporting on that performance in a fair, transparent and open manner. With this in mind, at the end of 2023 Orange defined seven principles for environmental claims, aimed at the Group’s marketing and communication communities. The principles are designed to enhance the value proposition of the Group’s products and services, while avoiding the reputational, legal and judicial risks related to greenwashing. They also ensure that environmental communication is consistent across all Group entities. The principles provide the marketing and communication communities with a clear, practical guide to understanding and complying with the regulations and the Group’s commitments.

4.2.2      Governance

The governance described below applies to the various environmental components that the Group addresses: climate change (ESRS E1), pollution (ESRS E2), water and marine resources (ESRS E3), biodiversity and ecosystems (ESRS E4), and resource use and circular economy (ESRS E5).

4.2.2.1     Governance bodies for environmental issues

The Orange Board of Directors, supported by its Governance and Corporate Social and Environmental Responsibility Committee (GCSERC, see Section 5.2.1.6 Committees of the Board of Directors), oversees the strategy, risks and opportunities related to the environment (in particular climate change). These issues are examined by the Executive Committee, and specifically the Group Executive Directors for Environmental and Societal Responsibility and the General Secretariat, who chair the CSR and Ethics Committee (CSREC, see Section 5.2.2.3 Executive Committee and Group governance committees). The Group’s ambitions and the associated action plans are submitted and validated by the General Management and the Board of Directors within special committees. In 2023, the Group’s Executive Committee strengthened its management of the Group’s transition plan by introducing a half-yearly meeting of all its members, focusing on the issues faced by the CSR Division.

The Group’s environmental objectives are broken down by division and division-specific environmental objectives are described in a commitment letter signed by the Environmental and Societal Responsibility Executive Director and by the Executive Director of the division. They are an integral part of the budgetary processes and the strategic plan (see Section 2.2.2.1 Specific Internal Control procedures pertaining to the preparation and processing of accounting and financial information) and are monitored by the CSR and Ethics Committee and the Group Executive Committee under the supervision of the Audit Committee, the GCSERC and the Board of Directors. During the 2024 budget exercise, the Group’s divisions received, at the same time as the financial framework, a framework for scope 1 and 2 CO2 emissions and energy consumption in absolute value terms for their scope. The Group Investment Committee assesses the environmental impact of the main projects presented (real estate projects or projects related to the IT system and the network) and approves the investments planned under the carbon sink program (see Section 4.2.4.5 Implementation of the carbon sequestration program).

The monitoring of Orange’s environmental actions is the responsibility of the Environmental and Energy Transition Department within the Group Corporate Social Responsibility (CSR) division and is based on the work of various committees:

The Environmental Strategy Committee, established in 2022, is co-chaired by the Executive Director of the Orange Innovation division and the Executive Director of the Environmental and Societal Responsibility division. It meets quarterly to define the environmental strategy based on four themes: the CO2 footprint of scopes 1, 2 and 3; carbon sinks; the Group’s service offers allowing its customers to reduce their environmental footprint; and biodiversity and resource conservation. It reviews the progress of environmental programs and prioritizes and allocates resources among the various programs contributing to climate change mitigation and adaptation plans. It includes members from the Orange Innovation, Group CSR and Purchasing Departments, and from the operational divisions.

An energy efficiency program was launched in 2008 for networks and information systems, which account for more than 80% of the Group’s energy consumption. The coordination by business unit, now under the direct guidance of the Environmental and Energy Transition Department and the Orange Innovation Division, made it possible to strengthen the Group’s existing governance in terms of energy management and ensure the control, dissemination and monitoring of programs across the Group. In this way, it increases the possibility of achieving the Group’s objectives to control energy costs and reduce scope 1 and 2 CO2 emissions.

In 2023, the Environmental Strategy Committee began modeling scope 3 CO2 emissions by business activity under the supervision of the CSR and Ethics Committee. This strengthens the reporting of scope 3 CO2 emissions for all categories of the GHG Protocol, while identifying the most relevant decarbonization levers for each region and division. The results were presented to the Group’s Executive Committee.

The Responsible Purchasing Committee is in charge of validating the binding environmental commitments to be applied to Orange’s purchases, as well as the minimum requirements for suppliers, and for overseeing the implementation of those commitments. Its role is also to ensure that regulatory changes are correctly anticipated and incorporated into purchasing processes.

4.2.2.2     Roll-out of the environmental commitment within the Group and raising awareness

A network of dedicated liaison officers

Orange’s environmental commitment is one of the central pillars of its integrated business model. Its goal of being Net Zero Carbon in 2040 requires all entities and subsidiaries in countries where the Group operates to shoulder their share of this commitment.

At the central level, the Environmental and Energy Transition Department, established in 2023, has overarching powers of oversight (strategic planning, policies, reporting, performance analysis) for the two areas of environment and energy. It is supported by a network of around 90 environmental liaison officers in each of the entities and business lines, with whom it liaises regularly.

Each division and virtually all country subsidiaries have appointed a spokesperson for environmental issues to their Management Committee to implement the necessary transformation. These individuals act on behalf of the Management Committee in coordinating roadmaps for projects related to environmental issues within the subsidiary. Their role is to define, deploy, communicate, implement and adapt the environmental strategy in each entity and country subsidiary. The role of the Chief Climate Officer, created in 2023 within each MEA region subsidiary, forms part of this dynamic.

Development of an ecosystem with partners who are committed to the environment

Orange aims to develop an entire sustainable ecosystem around energy and the environmental footprint. Its decision-making processes with regard to purchasing take into account the responsible engagement of suppliers and partners during calls for tender (see Section 4.3.2.2.4 Supplier selection and audit process to ensure compliance with Orange’s responsible purchasing commitments).

Working groups with active equipment suppliers have been put in place to speed up the reduction of equipment energy consumption, to lay down the conditions for the development of the circular economy and to standardize the calculation and dissemination of life cycle analysis. These are the subject of commitments and roll-out plans, like the first project for an equipment refurbishment center, launched in Egypt with the support of UNIDO (United Nations Industrial Development Organization) as part of its initiative SWITCH2CE (Switch to Circular Economy Value Chains).

Lastly, Orange empowers its employees to commit to reducing their carbon footprint on a daily basis, for example through its car-sharing vehicle fleet programs, eco-friendly mobility in France, the employee "Re" program, or more specifically in reforestation actions carried out with NGOs and experts in this field.

Incorporation of environmental criteria into Orange’s Supplier Code of Conduct

The Orange Supplier Code of Conduct [8] was updated on March 30, 2023 to adapt to changes in CSR and compliance regulations and the Group’s strategy. It describes the ethical, social and environmental commitments that the Group expects in the contracting process (see Section 4.3.2.2.3 Supplier Code of Conduct). It sets out principles including:

−    support for suppliers to minimize their own energy consumption and that of their products and services, develop an Environmental Management System based on international standards and, if possible, set a carbon emissions reduction target;

−    implementation of circular economy principles (use of eco-design, refurbished equipment offer, responsible waste management, etc.) and consideration of biodiversity;

−    provision of documentation on greenhouse gas emissions for scopes 1 and 2 (and, if required by Orange, scope 3), on the treatment of waste, and on the traceability of minerals;

−    compliance with all applicable laws and regulations on reporting the composition of products and on environmental permits, authorizations and records.

Internal communication, awareness and training

Orange’s Internal Communication Department regularly raises awareness among all Group employees, enabling each of them to factor responsible objectives into their day-to-day activities. Dedicated training programs are regularly rolled out (see Section 4.1.7 Appropriation of the Group’s CSR challenges and commitments by all employees).

Compensation

All Orange SA employees have their collective compensation partly indexed to the CO2 emissions reduction indicator, thus giving visibility to this commitment; similarly, Orange France Technical and Information System Department (TISD) employees have part of their annual variable compensation indexed to the scope 1 and 2 CO2 emissions specific to their activities. In Europe, the variable compensation of each country CEO is also indexed to the scope 1 and 2 CO2 emissions specific to their entity. For Group employees who are executives, Orange’s Long Term Incentive Plan (LTIP) has included, since the 2020-2022 period, an environmental criterion to reduce the Group’s CO2 emissions (see Note 6.3 Share-based compensation to the Consolidated Financial Statements ).

Environmental Management System

To achieve the objectives of reducing environmental risks and impacts, the Group is progressively rolling out Environmental Management Systems (EMS) in accordance with the 2015 version of ISO 14001 in its main host countries. This standard describes how companies should organize themselves to manage the environmental impact of their activities. It has gradually been integrated by the Group, notably through stakeholder dialogue and by taking into account the impact of its activities throughout the life cycle of products (see Section 4.2.7.1 Environmental Management Systems (EMS)).

4.2.3      Impact, risks and opportunity management

Orange takes a proactive approach to risk and impact management to help preserve the environment against a backdrop of strong growth in digital usage. Potential or actual damage to the environment that Orange considers it may have caused was addressed in its 2023 Vigilance Plan. Orange has taken steps to develop a mitigation plan for all of its activities and covering scopes 1, 2 and 3, as well as a climate change adaptation plan aimed at strengthening the resilience of its infrastructure and of its organization. The framework for this work chosen by Orange is that of the Paris Agreement and the trajectories established by the IPCC (Intergovernmental Panel on Climate Change). It includes two scenarios, depending on whether or not the average increase in temperature is limited to 1.5°C, and three time horizons: 2030, 2040 and 2050. Its mitigation plan is based on its greenhouse gas emission commitment, on the action plans implemented to achieve this commitment and on the internal governance put in place to ensure its proper execution. Its adaptation plan involves cross-functional work across the Group, under the responsibility of the Group’s Environmental and Energy Transition Department, in conjunction with the Strategy, Finance and Performance and Innovation Departments and with the support of the Carbone 4 firm.

4.2.3.1     Environmental and energy transition plan: mitigating and adapting

The climate strategy is based on two pillars, mitigation and adaptation, and consists of a mitigation plan and an adaptation plan. The mitigation plan involves limiting the impact of the company’s activities, its value chain, and its customers. Regardless of a company’s mitigation efforts, the climate has already changed and will continue to do so, leading to more extreme weather events which can impact the company, its value chain and its customers (see Section 2.1.4 Non-financial risk factors and Section 4.1.3.2.1 Impacts, risks and opportunities of environmental issues). This in turn affects the rules that govern mitigation policies (taxes, regulations, transformation of energy production). Mitigation and adaptation are two interdependent aspects. All mitigation plans of economic and public actors seek to limit climate change and thus the scale of the adaptation needed.

To achieve their goal, mitigation plans mobilize levers such as reducing the consumption of resources, which alleviate the risks for the company when resources are under pressure. By contrast, improving the resilience of infrastructure leads to the redundancy of equipment, which runs counter to adaptation plans. This interdependence requires a holistic approach.

To that end, Orange is implementing a dual climate strategy based on mitigation and adaptation.

On the mitigation side, Orange has reaffirmed its commitment to be Net Zero Carbon by 2040. It has confirmed that it wants to do its utmost to reduce greenhouse gas emissions in line with the Paris Agreement. Orange’s mitigation plan is based on the measurement and assessment of emissions for scopes 1, 2 and 3 and on understanding how they change for different activities. This enables it to create operational decarbonization action plans. The implementation of tools, processes and governance is also necessary for the operational management of emissions. In 2023, for scopes 1 and 2, Orange secured a significant volume of low-carbon electricity consumption for the medium term and set targets as part of the 2024 budgetary process. It also carried out an initial financial costing of the mitigation plans for the energy scope and for scopes 1 and 2. The 2024 targets are consistent with the division-specific 2025 pathway. For scope 3, Orange refined its understanding of its emissions and developed its first forecasting model for the various activities. The modeling is used to identify the most salient decarbonization levers and to set de-averaged targets for each Group division.

On the adaptation side, Orange prioritized adaptation to climate risks in 2023. This is based on an analysis of the exposure of Orange’s infrastructure and employees to climate hazards, an essential foundation for preparing local adaptation plans as part of the risk management framework. Orange selected a market tool to conduct this analysis and launch a pilot phase with countries in Europe and the MEA region.

4.2.3.1.1      Climate change mitigation plans

Orange’s climate change mitigation plan is supported by the action plans to be Net Zero Carbon in the digital sector by 2040. It relies on various simultaneous approaches aimed at reducing volumes (energy consumption, purchases of equipment and services) and decarbonizing throughout the value chain (suppliers, subcontractors, customer usage). The programs that contribute to the mitigation plan in the energy field (networks and IT, tertiary and vehicles) have been identified and estimated in the 2024 budget for each division. Orange is working on harmonizing the costing methodology.

Energy: reduce through energy efficiency programs in all three areas (networks and IT, tertiary and vehicles)

Orange is continuing its energy efficiency drive for networks and IT, focusing on both equipment and its organization. For the equipment itself, the Group relies on the implementation of the energy efficiency functions of the mobile-access network (RAN), including advanced standby modes, the modernization of equipment and site technical environments and the eco-efficiency of Data centers. In relation to the organization of equipment, Orange is promoting greater infrastructure and equipment sharing (RAN sharing); at end-2023, 68% of the radio sites were sharing both infrastructure and energy, and 28% had expanded sharing to include radio access. Orange is also promoting the consolidation of radio modules and the reconfiguration of Data centers (grouping of servers in the most efficient Data centers). The Group is streamlining its equipment portfolio by decommissioning older, more energy-intensive technologies.

These actions are managed under the Green ITN program, which has already avoided the emission of around 4.2 million metric tons of CO2 between 2015 and 2023 by improving the energy efficiency of networks and information systems. By way of example, the last two Data centers commissioned in France consume on average 30% less than older Data centers with equivalent capacity, enabling a dozen Data centers to be replaced nationwide. The Data centers operate using "free cooling," a technology that reduces the need for artificial air conditioning by 80%. Orange is working on improving this in its laboratories, in partnership with various industrial and academic stakeholders.

Orange is also implementing a specific policy for its buildings with the aim of reducing the consumption of the Group’s real estate assets. This policy involves optimizing the surface area of commercial buildings and setting up "360° management" in all its main buildings, to measure and thus to optimize and reduce energy consumption related to heating, air conditioning and lighting. In addition, Orange is working with its service providers to gradually replace the fuel oil and gas furnaces at their real estate properties with heat pumps.

In the area of mobility, Orange has created an action plan to reduce and electrify its vehicle fleets by 2025 (by installing charging stations for electric vehicles on Orange sites). In addition, Orange aims to maintain its status as Europe’s biggest corporate carsharing fleet.

Energy: decarbonizing supply

Orange is firmly committed to decarbonizing its energy supply. Specifically, with regard to the electricity it needs to operate its networks, Orange aims to have an energy supply which is as low carbon as possible by 2030. This target is easier to attain when the energy available on the national electricity grid is low carbon. This is the case in France, where the Group has also signed renewable energy supply contracts (Power Purchase Agreements, or PPAs).

In Europe, several subsidiaries have signed PPAs. This is particularly the case in Spain, Poland and Romania (active in Romania from 2024). In addition, Orange also purchases Guarantee of Origin certificates (separately from PPAs) for some or all of its electricity purchases in several countries, such as Belgium, Romania and Slovakia. By 2025, the Group estimates that 75% of its electricity needs in Europe (excluding France) will be met from electricity of renewable origin.

In Africa & Middle East, where the electricity mix often still relies heavily on carbon, where PPAs are not permitted and where the operation of telecommunications networks requires the use of generators to compensate for recurring power grid failures in some countries, Orange has installed solar power at its sites wherever possible by implementing its own solutions for access to renewable energy or with the help of its energy partners (Energy Service Company - ESCo). In this way, Orange MEA has been able to equip its telecom towers with solar power by paying only for the energy consumed by the tower over a defined period of time. This is currently the case for more than 7,500 sites in the MEA region, or nearly 20% of the sites. In addition, Orange has installed solar power at 10 nodal sites and Data centers - which are major consumers of energy - across the region. It has also launched studies and projects for some 50 additional sites, out of a total of 131 sites of this type. Lastly, Orange has also built three solar farms in Jordan and is developing a solar farm project in Mali. In 2023, Orange Egypt and other local operators entered into an agreement with the government to purchase Guarantee of Origin certificates from newly built solar power plants.

Scope 3: footprint measurement and reduction

In collaboration with the Carbone 4 consulting firm, Orange measures its scope 3 carbon footprint at the Group level for the 15 GHG Protocol categories and identifies the major areas of its purchasing that have a significant CO2eq impact. This exercise allows quantified environmental requirements for suppliers to be integrated during calls for tenders or in the course of the contractual relationship. The accuracy of the scope 3 calculation is steadily improving, notably by taking more precise emission factors into account.

The Group is rolling out various operational levers to help country subsidiaries and entities reduce their carbon footprint. The levers are based on managing purchase volumes and reducing the carbon intensity of purchases.

Many operational levers are largely based on purchasing and procurement (including intervention services), the circular economy and the supply chain, but also on the modes of transport used by employees.

Purchasing and procurement levers

The purchasing scope represents 88% of scope 3 emissions (nearly 45% purchases of customer and technical equipment, 35% provision of services and 8% other purchases). Meeting the decarbonization target will require joint action with suppliers in areas such as logistics and production processes, the design and manufacture of products and the provision of services, and the way purchasing is carried out, to leverage both the management of volumes and the carbon intensity of purchases. As part of its global responsible purchasing approach, Orange has implemented a number of initiatives to increase the transparency and traceability of its supply chains’ carbon footprint.

The Group’s Purchasing Policy was updated in 2021 to reinforce the integration of environmental transformation challenges and incorporate the decarbonization of activities into its missions (see Section 4.3.2.2.2 Orange’s Responsible Purchasing commitments).

Orange held its ninth Suppliers Forum in February 2024, with more than 1,200 suppliers registered to attend. This annual event the Group hosts for its ecosystem provided an opportunity to highlight the challenges Orange would like to address with its partners. These challenges relate to performance, in terms of financial and technological competitiveness, and the reduction in the Group’s carbon footprint. Key themes were discussed at 11 roundtables and the common thread was to identify the operational levers to be implemented with suppliers: stronger rules on human rights and Orange’s inclusive purchasing goals; explanation of the CSR criteria now taken into account when selecting suppliers; implementation of circular business models; improvement in the energy performance of technical equipment; explanation of the standardized methodologies being developed to measure the equipment’s carbon footprint (networks and IT equipment, devices, as well as upstream and downstream transportation), etc.

Orange, a founding member of the JAC, actively contributes to its working groups that are dedicated to combating climate change and developing the circular economy in the production chain (see Section 4.3.2.2.4 Supplier selection and audit process to ensure compliance with Orange’s responsible purchasing commitments).

Orange’s approach is to work closely with its suppliers during learning and maturation phase. To date, several calls for tender have included environmental requirements (life cycle analysis, carbon reduction target, or energy efficiency target). These actions are reflected in life cycle analysis updates, which make it possible to obtain more accurate emission factors for the scope 3 calculation. As a result of the joint work between the Finance & Performance, Innovation and Group CSRdivisions, in late 2022 Orange decided on new rules that factor the CSR score into responses to calls for tenders (see Section 4.3.2.2.4 Supplier selection and audit process to ensure compliance with Orange’s responsible purchasing commitments). The operationalization of this rule began with all stakeholders in mid-2023 for application to all calls for tender coordinated by BuyIn, the JV between Orange and Deutsche Telekom, during the first half of 2024.

For on-site work on customer premises or on the network, initiatives to improve operational efficiency reduce both the volume of on-site work and its carbon impact. The key levers are the automation of fault diagnostics and repair (where possible), programs to optimize on-site times for service providers and their commitments to decarbonize the work carried out for Orange. In addition, Orange is actively involved in electrification tests for service vehicle fleets (electric commercial vehicles with batteries or green hydrogen fuel cells).

Circular economy levers

The circular economy plays a key role in the Group’s decarbonization, potentially contributing between 20% and 30% to the scope 3 emissions reduction target by 2030.

Several circular economy actions are in place:

−    with a view to continuous improvement to reduce the carbon intensity of customer equipment such as networks and IT, eco-design based on life cycle analysis is integrated into Orange’s product and service development processes. This reduces carbon emissions during the manufacture of equipment and energy consumption during their use. Orange is working with its suppliers to improve the eco-design of its equipment, whether for products designed by Orange (Livebox, SetTopBox) or for network and IT equipment, by introducing a circular economy score in the CSR criteria used in calls for tender. For the own-brand electronic equipment it designs, Orange is developing innovative solutions that can meet the objectives of implementing the circular economy and optimizing the consumption of resources, including energy;

−    Orange is working on increasing the service life of customer and employee devices and of network and IT equipment to reduce purchase volumes;

−    for network and IT system equipment in particular, in 2018 Orange launched a program aimed at creating the right operating conditions for circularity (4Rs principle: reduce, reuse, repair, recycle). This approach combines financial performance and environmental performance with specific demands placed on our suppliers. Within the GSMA, Orange helped draft a white paper [9] titled Circular economy for Network & IT, published in March 2022, which makes nine industry recommendations to extend the service life of network equipment by including them in a reuse, refurbishment and repair model. In 2023, two of the recommendations of the white paper were developed further: these involve simplifying the Life Cycle Analysis (LCA) methodology, in line with the work of the ITU and NGME, organizations in which Orange technical experts are stakeholders, and analyzing the challenges and difficulties of creating a shared marketplace, a sign of the mass expansion of the circular economy within the industry. To guide its actions in this area, Orange relies on the OSCAR (Orange Sustainable & Circular Ambition for Recertification) program to develop an ecosystem promoting longer service life through the extension of hardware and software maintenance times, the possibility of subsidiaries reusing each other’s equipment and the purchase of refurbished equipment. In addition, Orange is planning the decommissioning of equipment for reuse within the Group and coordinating the internal "marketplace" for refurbished equipment. (see Section 4.2.3.2.2 Opportunity for Orange to make savings or avoid investments);

−    for its equipment, Orange has been implementing Livebox and SetTopBox recovery and refurbishment processes for years. It is also developing the sale to its customers of refurbished devices in Europe, as well as repair services with the "Re" program. The development of equipment leasing plans and new business models also contributes to reducing the impacts of services with all actors in the value chain. As part of its circular economy initiatives, Orange Business launched the Circular Mobility service in early 2024, the first telecom service with an AFNOR-verified carbon emission reduction claim. In addition, as part of the "Re" program in European countries, Orange is promoting the sale of refurbished devices to its customers, thereby reducing the carbon intensity of the equipment sold to them.

O’GREEN supply chain program levers

In 2019, Orange set up a supply chain program O’GREEN, designed to target and stimulate the roll-out of several action plans aimed at reducing the carbon footprint of the supply chain.

Coordination, training and support are provided by the Group Supply Chain Center of Excellence to the local supply chains of Orange entities participating in the program.

The program covers eight European countries (France, Spain, Poland, Romania, Slovakia, Moldova, Belgium and Luxembourg), as well as four countries in the MEA region (Egypt, Morocco, Senegal and Jordan). In total, this represents more than 90% of the subsidiaries’ combined revenue. In the short term, the aim is for other countries with significant purchasing volumes - such as Côte d’Ivoire and Mali - to join the program. Over the 2019-2022 period, a 10% reduction in emissions was achieved for the calculated scope.

The action plans include:

−    measurement of the carbon footprint of distribution flows: for its downstream distribution supply flows from warehouses to stores or to its customers, Orange assesses the carbon footprint of all customer equipment distribution flows and energy consumption in logistics warehouses, excluding Orange Business. This assessment is carried out using an external BEC (Bearing Point Emissions Calculator) tool and the results are aggregated in a dedicated information system. In 2023, the footprint measurement scope was expanded to include network equipment flows in France and Poland and to return and refurbishment flows (reverse logistics) of customer equipment in France and Spain. The MEA region has been expanded with two new countries: Senegal and Jordan;

−    plans to reduce the carbon impact of flows: these range from transport, with the inclusion of contractual clauses setting CO2 emission reduction targets for carriers in France, the commitment to specific government-backed environmental programs, such as the Fret 21 program backed by ADEME (Agence de l’Environnement et de la Maîtrise de l’Énergie - the French Environment and Energy Management Agency) in France, and the delivery of products sold by Orange using low-emission vehicles in France, Belgium and Slovakia or vehicles that run on biogas or other alternatives to diesel in France and Belgium, to alternative solutions for "last mile logistics," with the promotion of locker deliveries in Poland and Romania, for example. These measures are enhanced by initiatives to reduce overpacking (Expeready project in France) or use reusable cardboard packaging - a solution adopted by all countries in Europe - and to reduce energy consumption in warehouses, by installing LED lighting, motion sensors and temperature sensors in Poland.

Estimating the impact of major decarbonization levers

These levers are taken into account in the development of scope 3 pathways for 2025 and 2030.

Orange has built a carbon model of its activities to quantify the impact of decarbonization levers, with the following observations compared to 2020:

−    the business development forecasts, in line with the Group’s projections for a fall in CAPEX, include a reduction in transaction volumes (purchases of devices and equipment, network roll-out). These factors reduce the carbon footprint, all other things being equal;

−    the decarbonization of the Group’s energy supply is an important lever for reducing the carbon footprint;

−    for scope 3, Orange’s internal levers make it possible to reduce equipment flows beyond business-related changes (for servicing, operational efficiency and decommissioning, RAN sharing, extension of the lifespan of equipment, frequency of roll-outs) and replace equipment flows with low-carbon flows (smartphones, Liveboxes, refurbished network and IT equipment);

−    for scope 3, the decarbonization of equipment manufacturing processes and service provision is another lever on a similar scale that Orange can influence (see purchasing, procurement and circular economy levers);

−    lastly, a downward trend was observed for levers that are completely external to the Group, mainly through the decarbonization of the electricity mix in the countries where Orange operates (impact on emissions linked to the use of equipment sold).

The current modeling of decarbonization levers is still incomplete and therefore does not cover the entire reduction that the Group must make by 2030. Work to identify the levers is ongoing and the assumptions that Orange has made for the decarbonization of suppliers are still conservative. Orange is working with its suppliers and peers to fully quantify the changes in its value chain.

4.2.3.1.2      Climate change adaptation plans

The first study that classified the impacts linked to climate change was conducted according to three time horizons of impact (within three years, between three and ten years and beyond ten years) and five categories:

−    impacts on infrastructure, such as service interruptions or deteriorating quality of service. This category encompasses physical impacts and the most significant impacts for Orange;

−    economic and financial impacts, such as supply chain disruptions, rising energy costs, increased insurance premiums or reduced risk coverage. This category includes major key impacts within three years;

−    strategic impacts causing uncertainty about the business model and Orange brand promises, such as service interruptions or supply disruptions;

−    regulatory impacts making it difficult to be in compliance, an increase in the number of obligations and potentially, as a result, in the number of claims for compensation;

−    the human and social impacts, such as increased geopolitical instability or difficulties in ensuring the health and safety of people.

Risks are classified into two categories, physical risks and transition risks.

The impacts of physical risks

Physical risks essentially affect network infrastructure, buildings and people directly. Orange has made it a priority to guarantee the health and safety of the people working for and with the Group. The asset protection measures and preventive actions to be implemented aim to avoid or control the destruction of technical infrastructures, stores and other buildings, or to guarantee their access and use on a permanent or temporary basis.

In 2020, the Group conducted a study on the physical risks related to its activities in a scenario of global warming of more than 3°C in 2100 compared to the p-industrial era. The study, initially carried out on the France scope, consisted of reviewing impacts recorded in the past according to climatic hazards and network components (Data centers, optical or subscriber connection nodes, cables, poles, antennas, etc.). Climate sensitivity thresholds were thus identified, focusing on the most likely risk hazards. These climate risk hazards were then projected according to two time horizons (2030 and 2050), based on data from Météo France. The study was subsequently extended to the other countries in which the Group operates, with the same projection of climate hazards to 2030 and based on data from five climate hazards used in the IPCC’s work (gradual increase in temperature, heat waves, droughts, rise in sea level, heavy rains and floods).

The impacts of transition risks

Transition-related risks are similarly significant and require the implementation of adaptation measures. This is the case, for example, for securing supplies (network equipment, devices, poles, and other goods and services, including energy) with an adapted responsible purchasing policy (see Section 4.2.3.1.1 Climate change mitigation plans) and for transport and delivery circuits evolution. It also requires rethinking the balance between preventive and curative maintenance, as well as the energy mix of carbon-based sources and renewable sources. In addition, Orange is facing changes in the insurance market, with a decrease in coverage capacity.

Financial qualification of physical risks

In 2022, the Group carried out an initial financial estimate of the physical risks linked to climate change, using the 2050 horizon and a global warming scenario updated by the IPCC taking into account the physical risks with global warming above 4°C in 2100 compared to the p-industrial era, and economic risks (SSP5-8.5 scenario). Orange’s countries of operation have been classified according to their level of exposure, with a focus on strategic countries (representing more than 1% of Group revenues). The analysis was limited to the study of some infrastructures controlled by Orange and therefore did not include its direct or indirect dependencies (suppliers, energy networks, etc.). This estimate was thus refocused on the most "sensitive" assets, those affecting a large number of customers, namely Data centers and submarine cable landings, and on three types of hazards: droughts leading to the shrinkage and swelling of clay soils, which can impact Data centers by causing soil destabilization, cracks and even the collapse of buildings, thus causing service interruptions for many customers and data loss; flooding of Data centers due to overflowing waterways and run-off from heavy rainfall, which can also cause service disruption for many customers and data loss; and coastal flooding, which can inundate Data centers and submarine cable landing points. In this sense, the most exposed Data centers have been identified in five countries, and the impact of their reconstruction has been estimated at more than 100 million euros. For facility flooding due to a rise in the sea level, there is not enough data available to establish that Data centers and landing points are at risk.

To further its knowledge of the exposure of its sites and infrastructure to climate hazards, Orange has launched a project in association with a specialist firm with climate expertise. It has acquired an analysis tool to determine the exact risk exposure of the Group’s main infrastructure (around 1,000 Group sites worldwide will be analyzed). To conduct the analysis, three IPCC scenarios were selected (including SSP5 8.5, recommended by the CSRD), with three milestones: 2030, 2040 and 2050. Orange will thus have a vision of the climate risks and impacts for the entire Group over the medium, long and very long term. The climate analysis will consider three complementary approaches: a site-based approach (which will be used for priority sites, for example); a broader, regionalized approach for other sites; and an approach based on mesh networks as a whole.

A pilot was launched in November 2023 for France, Poland, Belgium, Madagascar, Democratic Republic of Congo and Orange Business. The pilot should help identify the information needed to assess the vulnerability of sites and infrastructure to each of the climate hazards and to facilitate the construction of adaptation plans. The pilot should also clarify what type of organization countries need to put in place to prepare and monitor the plans. This is due to be rolled out to all Group regions by the end of 2024, so that quantified adaptation plans for local physical risks can be ready by early 2025.

Physical risk management

Orange has a Business Continuity Management (BCM) policy that aims to protect all the organization’s activities. It builds the solutions to continue the most critical activities or resume them after an interruption caused in particular by climate change; it is operationally based on a business continuity management system, which is periodically reviewed and approved by each entity’s General Management.

The BCM policy of the Orange group applies the ISO/IEC 22301 standard on security and resilience, and supplements it with the Group’s own principles. Its governance at Group level is delegated to the Group Security Department (SECD). It covers the following areas: health, safety and security of people, security of tangible and intangible assets, information security and environmental security. Orange has designed its continuity plan in line with the GSMA [10] recommendations, which list the risks that operators must take into account and the key elements to consider when preparing their disaster response. The GSMA guide highlights the best industry practices to prepare for sudden natural disasters and is enhanced with case studies.

The Group also relies on ITU standard L. 1506, which describes the framework of climate change risk assessment for telecommunication and electrical facilities. It includes a risk assessment methodology and considerations for applying this methodology.

4.2.3.1.3      Environmental compliance risk management

Facilities classified for environmental protection

Orange uses certain facilities, products and substances that may present environmental risks (even minor), some of which are subject to specific regulations. This is the case, for example, of fuel tanks, generators or cooling towers. In France, facilities classified for environmental protection (FCEP) are thus subject to enhanced monitoring through periodic regulatory inspections, as well as preventive and curative maintenance programs set up by the Group to supplement this regulatory oversight. The roll-out of the Environmental Management System and ISO 14001 certification audits also make it possible to ensure compliance with regulations and related controls.

Hazardous substances

Some facilities use regulated products or substances. These include chlorofluorocarbons (commonly known as CFCs) or other refrigerants (more specifically HCFCs or HFCs) contained in air conditioning systems.

Orange requires its suppliers to comply with the European REACH (Registration, Evaluation and Authorisation of Chemicals) regulation, and implements the necessary means to inform its customers about the presence of hazardous substances.

Orange contractually requires its suppliers to apply the European RoHS II (Restriction of Hazardous Substances) directive to all products subject to it, including outside Europe, thus meeting specific producers’ or distributors’ obligations to limit the use of certain hazardous substances in electrical and electronic equipment (see Section 4.2.2.2 Roll-out of the environmental commitment within the Group and raising awareness).

Provisions for environmental risk

In accordance with its relevant accounting policies, Orange does not recognize provisions for the asset impairment losses that the company may incur as a result of adverse weather conditions, insofar as potential losses resulting from weather events depend on the occurrence of uncertain future events that are beyond the company’s control.

Furthermore, the Group believes that its activities as a telecommunication operator do not pose any serious direct risks to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water or air) or biodiversity, and in most cases do not involve any lethal risks. For this reason, no provision for environmental risk is made in the Group’s financial statements.

However, a provision is recognized to cover the dismantling costs (on a per-unit basis for poles, devices and telephone booths, and per site for mobile antennas) incurred by the Group to meet its environmental obligations (see Note 2.5.3 Accounting policies, use of judgment and estimates for consideration of the climate change risks, and Note 8.7 Dismantling provisions to the Consolidated Financial Statements).

4.2.3.2     Opportunities

4.2.3.2.1      Opportunity for Orange to help customers reduce their environmental footprint

Orange is developing innovative solutions for agriculture, cities and shared mobility that can satisfy the objective of implementing circular economy principles and optimizing energy consumption (see Section 4.3.3.4.5 Offering inclusive services that complement connectivity).

Orange also offers and implements tools that significantly improve climate change monitoring and raise public awareness (see Section 4.2.6 Other environmental issues).

Catalog of Orange Business’s bundled "Sustainability portfolio" offers

In 2021, Orange Business (see Section 1.4.4 Orange Business) started to identify, in its activity portfolio, the products and service offers which allow its Enterprise customers to reduce their environmental footprint, based on a customer case study or on types of offers selected by the industry as a solution to reduce the environmental footprint. These assessments are part of the Group’s gradual alignment with the recommendations of the TCFD (Task Force on Climate-Related Financial Disclosures).

Through this approach, it was possible to identify Orange Business’s revenues linked to this selection of offers and services in excess of 1 billion euros in 2023, as well as in 2022 and 2021. The offers selected are listed below.

−    digital information exchange solutions:

-     secure certified data exchange solutions (trusted data), useful for setting up a circular economy involving different industry players,

-     teleworking and conference bridge solutions, highly secure virtual rooms;

−    solutions focused on innovation in the design of products and services:

-     eco-design of website and mobile app software developments,

-     eco-management of mobile phone fleets: introduction of a B2B refurbished mobile phone offer, a longer offer life cycle, integration of recycling into the offer’s design, and mobile phone fleet leasing offers,

-     virtualization of private infrastructures;

−    IoT (Internet of Things) solutions:

-     Smart Eco Énergie to monitor and optimize the energy performance of the building portfolio. In France, this solution enables compliance with the tertiary decree of the ELAN Law. This decree imposes a reduction in energy consumption of 40%, 50% and 60% respectively by 2030, 2040 and 2050 for all office buildings larger than 1,000 m², i.e. 17% of national energy consumption,

-     the Océan Fleet Management solution to optimize the use of vehicle or boat fleets,

-     smart metering: preventive management and detection of flow anomalies, monitoring of resource consumption, preservation of natural capital (avoiding water leaks, forest fires, control of environmental parameters such as air and water quality, etc.),

-     better waste management (recycling rate), by optimizing the location of collection points, for example.

To promote the use of digital technology to help protect the environment, in November 2022 Orange Business thus partnered with Bearing Point to publish a booklet summarizing eight customer case studies for connected devices, with an estimated impact of their environmental benefits.

To be able to measure the positive impact of a digital service, it is necessary to quantify the environmental impact of providing that service. In 2023, Orange Business modeled the carbon impact of 30% (in value terms) of the services in its portfolio so that it could meet the demands of its customers in this respect. The aim is to model the carbon impact of 60% of services by 2024.

Environmental consulting and audit

Various Orange entities (Orange Consulting, Orange Innovation, Business & Decision, Sofrecom) are working together to support customers in their environmental transformation, offer them the opportunity to optimize their carbon footprint and their environmental footprint more generally by taking into account the impacts on biodiversity or those related to waste electrical and electronic equipment (WEEE), and enable them to take the environment into account in their investment decisions.

Orange and its subsidiary Sofrecom are helping customers define their CSR strategy, introduce an Environmental Management System based on standards (e.g. ISO 14001, ISO 50001) and implement the circular economy. Orange Business carries out projects on behalf of its customers aimed at improving the energy efficiency of network and IT equipment and implementing new business models based on circularity, eco-design and end-of-life management of equipment (refurbishment and recycling of WEEE).

Orange, through its subsidiary Orange Consulting, also helped several towns and cities in 2023 define and implement their responsible digital strategy (governance, WEEE and circular economy, purchasing). It leverages data as an environmental tool, for example by setting up an energy observatory to promote the green transition and manage costs.

Lastly, Orange tested an impact assessment on several case studies using ITU recommendation L. 1480: Enabling the Net Zero transition: Assessing how the use of information and communication technology solutions impact greenhouse gas emissions of other sectors.

Building awareness among B2C customers to create a responsible digital world

Orange promotes simple, essential and useful ways that B2C customers can help save energy, raw materials, land and water [11]. Examples include:

−    essential eco-gestures: switching mobile phones to use Wi-Fi at home or in the office; turning off electronic devices when not in use; enabling power saving mode for customers with Livebox 6 or Livebox 7;

−    useful eco-gestures: doing more to save energy (disabling automatic video playback in the app’s settings, reducing the quality of videos on social media, deleting unwanted emails and photos or large attachments);

−    extending the lifetime of devices is also greener: keeping them for as long as possible and having them repaired; prioritizing recycling.

In 2023, the Sustainable Markets Initiative awarded Orange the Terra Carta 2023 Seal, which recognizes global companies that are actively leading the charge to create a climate and nature-positive future.

Energy services offered by Orange in the MEA region

Orange provides clean and affordable energy in Africa & Middle East by making energy from its own solar power systems available to local communities. Orange is therefore turning its telecom structures into mini-grids (decentralized electric grids) with consumption and payment managed remotely. The Group has also designed a range of solar kits enabling everyone to have an energy solution to suit their needs and budget (see Section 4.3.3.4.5.2 Access to electricity).

Services offered by Orange to face extreme weather events

Orange, an essential infrastructure provider, also contributes to the implementation of prevention solutions and emergency services to enable authorities to face extreme weather events. Orange relies on recommendations L. 1500 [12], L. 1501 [13], L. 1503 [14], drafted by the ITU and to which the Group has contributed. In relation to this, Orange has implemented, in the European countries where the Group is a carrier, a real-time alert system for populations located in an area facing an emergency, to allow the authorities to send out their notices. The objective is to be able to send notifications by radio waves (4G "cell broadcast" technology) to the phones of people located in the immediate vicinity of a natural disaster, a major accident or a dangerous situation. The FR-Alert system has been in place since June 2022 throughout the entire Orange France metropolitan network and in part of the overseas networks (Réunion, Mayotte and the Caribbean). The BE-Alert system to which Orange Belgium contributes has been available to all Belgian authorities since 2017. The other European countries in which the Group is present, which used to use a national or local SMS alert system, will gradually migrate to this technology which offers greater resilience.

4.2.3.2.2      Opportunity for Orange to make savings or avoid investments

Energy efficiency and hedging program

Wherever it operates, the Orange group seeks to improve its energy efficiency by leveraging energy savings, resulting in lower energy costs.

Forward electricity purchases (hedging) are made with the aim of decarbonizing and purchasing at the best possible price while maintaining the predictability of expenditure. Hedging transactions are carried out, when the markets allow it, at maturities Y+1, Y+2 and beyond, supplemented by purchases in the less than one year category. The Group’s governance manages these purchases by setting price/volume targets for country subsidiaries so that they can identify purchase opportunities and limit risks. The use of PPAs is an integral part of the purchasing strategy in Europe, allowing subsidiaries in the region to access low-carbon energy, improving price visibility over the term of the PPA and decoupling purchase prices from changes in the electricity market.

OSCAR (Orange Sustainable & Circular Ambition for Recertification) program

The OSCAR program, which focuses on extending the service life of technical equipment used by Orange, and its reuse and recovery within the Group, is based on:

−    collaboration and requirements with regard to its equipment suppliers in order to measure and reduce their impact on natural resources and build an ecosystem favoring re-use in order to ensure the availability of refurbished equipment; Orange is working on the contractual commitment of suppliers to provide refurbished equipment (to date, Nokia, Ericsson and Juniper are officially committed to Orange) and has been able to leverage its partnerships with BuyIn (purchasing consortium with Deutsche Telekom for network and IS equipment) and the JAC (Joint Alliance for CSR, alliance between operators initially created to pool supplier audits and whose functions have been expanded to the implementation of circular economy principles in the supply chain);

−    planned decommissioning for reuse within the Group and the coordination of the internal "market place" for refurbished equipment.

As such, the program makes it possible to save on CAPEX (purchase of refurbished equipment at a lower price than the price of new equipment) and avoid new investments in equipment already available within the Group.

Several projects were launched in 2023 to:

−    refine the list of eligible equipment in view of the product-specific conditions;

−    define the decommissioning and destocking processes in order to give more visibility to the equipment available from the Group’s other subsidiaries or externally.

4.2.4      Targets and metrics for climate change

4.2.4.1     Orange’s energy consumption and scopes 1, 2 and 3 CO2 emissions

Energy	Sector	Units	2023					2022 comparable basis	% 2023-2022 cb	2022 historical	2021 historical
			France (1)	Rest of Europe	MEA	Other	Group	Group	Group	Group	Group
Energy consumption - scopes 1 and 2	All	MWh	2,573,051	1,470,093	1,403,559	253,118	5,699,821	5,678,014	0%	5,594,534	5,154,000
Scope 1 Energy consumption	All	MWh	253,771	117,196	254,181	154,080	✔✔ 779,227	806,345	-3%	769,882	687,000
Coal		MWh	-	-	-	-	-	-
Fuel oil (all buildings, all uses)		MWh	7,151	3,195	178,129	136,263	324,739	332,111
Fuel		MWh	154,250	84,323	76,051	17,342	331,966	329,763
Gas		MWh	92,370	29,677	-	475	122,522	144,471
Coal		metric tons	-	-	-	-	-	-		-	15
Fuel oil (all buildings, all uses)		m³	641	1,227	75,242	13,001	90,111	84,607		80,416	67,325
Gas		m³	8,797,143	2,826,397	-	45,264	11,668,804	13,759,136		13,093,561	12,200,067
Fuel		liters	16,172,418	8,717,851	7,898,086	1,834,944	34,623,300	34,179,203		29,974,190	25,747,466
o/w gasoline-LPG (liquefied petroleum gas) for company vehicles		liters	8,525,683	3,248,171	3,336,319	1,150,628	16,260,800	13,693,046		13,545,910	10,388,417
o/w diesel for company vehicles		liters	7,646,736	5,469,681	4,561,767	684,316	18,362,500	20,486,157		16,428,280	15,359,049
Scope 2 Energy consumption	All	MWh	2,319,280	1,352,898	1,149,378	99,038	4,920,593	4,871,669	1%	4,824,652	4,467,000
o/w electricity		MWh	2,291,880	1,319,579	1,149,378	99,038	✔✔ 4 859 874	4,784,620		4,787,282	4,467,000
o/w electricity from renewable sources other than country mix		MWh	67,000	1,103,822	210,568	26,681	1,408,070	900,338		927,571	743,000
o/w electricity from renewable sources other than country mix		%	3%	84%	18%	27%	✔✔ 29%	19%		19%	17%
o/w PPAs, solar farms		MWh	67,000	574,987	60,644	446	703,077	306,089		465,515	440,000
o/w ESCo/TowerCo agreements		MWh	-	-	43,156	-	43,156	34,066
o/w self-produced through site solarization		MWh	-	2,351	35,738	-	38,089	28,977
o/w Guarantee of Origin certificate purchases		MWh	-	526,484	71,030	26,235	623,749	531,207		462,057	303,000
Energy production	All	MWh	-	2,351	35,738	-	38,089	28,977	31%
o/w non-renewable energy production		MWh	-	-	-	-	-	-
o/w renewable energy production		MWh	-	2,351	35,738	-	38,089	28,977

NA: non available

✔✔  Item reviewed by an independent third party: reasonable assurance.

PILLAR A (NZI)/induced CO2 emissions scopes 1+2+3	Sector	Units	2023					2022 comparable basis	% 2023-2022 cb	2022 historical	2021 historical
			France (1)	Rest of Europe	MEA	Other	Group	Group	Group	Group	Group
Scope 1
Induced CO2eq emissions from scope 1	All	metric tons CO2eq	59,132	44,017	223,244	45,839	✔✔ 372,232	366,050	2%	335,654	324,023
Scope 2
Induced CO2 emissions from scope 2 (location based)	All	metric tons CO2	118,949	485,873	549,920	23,472	✔✔ 1,178,213	1,126,762	5%	1,130,929
Induced CO2 emissions from scope 2 (market based)	All	metric tons CO2	117,828	122,758	462,113	13,319	✔✔ 716,018	947,320	-24%	909,177	978,642
Scopes 1 and 2
CO2eq emissions from scopes 1 and 2 (location based)	All	metric tons CO2eq	178,080	529,890	773,164	69,311	✔✔ 1,550,445	1,492,812	4%	1,466,583
CO2eq emissions from scopes 1 and 2 (market based)	All	metric tons CO2eq	176,959	166,775	685,357	59,158	✔✔ 1,088,250	1,313,371	-17%	1,244,830	1,302,665
o/w Digital sector	Digital	metric tons CO2eq	176,959	166,775	685,357	58,987	✔✔ 1,088,079	1,313,269	-17%	1,244,729	1,302,510
Scope 3			2022
Induced CO2 emissions from scope 3	All	metric tons CO2eq	2,089,058	2,422,786	945,595	1,638,055	7,095,494	7,095,494	Not available
o/w Digital sector	Digital	metric tons CO2eq	2,089,058	1,781,344	945,595	1,638,055	✔ 6,454,052	6,454,052	Not available		6,347,869
3.1. Purchases of goods & services	All	metric tons CO2eq	1,440,581	776,781	358,386	413,694	2,989,442	2,989,442
3.2. Fixed assets	All	metric tons CO2eq	395,179	534,428	252,341	1,133,634	2,315,582	2,315,582
3.3. Energy: upstream and sales	All	metric tons CO2eq	54,711	747,740	191,847	21,020	1,015,319	1,015,319
3.4. Upstream transportation and distribution	All	metric tons CO2eq	24,523	22,034	10,025	-	56,582	56,582
3.5. Waste generated in operations	All	metric tons CO2eq	34,021	-	-	6,556	40,577	40,577
3.6. Business travel	All	metric tons CO2eq	9,425	1,368	277	3,952	15,022	15,022
3.7. Employee commuting	All	metric tons CO2eq	65,139	22,511	17,838	15,336	120,825	120,825
3.9. Downstream transportation and distribution	All	metric tons CO2eq	10,977	2,308	374	-	13,659	13,659
3.11. Use of sold products	All	metric tons CO2eq	1,698	65,127	81,838	43,863	192,525	192,525
3.13. Use of leased assets	All	metric tons CO2eq	52,804	250,489	32,670	-	335,963	335,963
Scopes 1, 2 and 3
Induced CO2eq emissions from scopes 1, 2 and 3 (location based)	All	metric tons CO2eq	Not available, because scope 3, 2023 not available					8,588,306	Not available
Induced CO2eq emissions from scopes 1, 2 and 3 (market based)	All	metric tons CO2eq	Not available, because scope 3, 2023 not available					8,408,865	Not available
o/w Digital sector	Digital	metric tons CO2eq	Not available, because scope 3, 2023 not available					7 767 322	Not available

✔     Item reviewed by an independent third party: moderate assurance.

✔✔  Item reviewed by an independent third party: reasonable assurance.

PILLAR C (NZI)/Negative emissions	Sector	Units	2023					2022 comparable basis	% 2023-2022 cb
			France (1)	Rest of Europe	MEA	Other	Group	Group	Group
Negative emissions							-	-
Carbon sequestration credits		metric tons CO2eq					-
Carbon avoidance/reduction credits		metric tons CO2eq					-
Net emissions		metric tons CO2eq	Not available, because scope 3 2023 not available					7,767,322	Not available
Total GHG emissions (location based) per net revenue		metric tons CO2eq/€	Not available, because scope 3 2023 not available
Total GHG emissions (market based) per net revenue		metric tons CO2eq/€	Not available, because scope 3 2023 not available
Internal carbon pricing system			Not implemented at Orange

"All sectors" includes the "digital" sector, the banking sector (Orange Bank) and the energy sector (energy sales with Orange Energia in Poland).

NZI: Net Zero Initiative

Energy and scopes 1 and 2 emissions: The coverage rate for the reporting on scopes 1 and 2 is 97.6% of Orange’s 2023 consolidated revenues. This percentage was 97.9% in 2022. For fuel, the coverage rate has improved significantly (97.6%, compared with 89.7% in 2022) due to better accounting in the MEA region.

The figures of certain countries in the MEA region are based on estimates and may be revised.

The 2022 comparable base includes the integration of the Voo subsidiary in Belgium and the adjustment of energy consumption, particularly in the MEA region.

(1)   The France scope covers Orange France, the Group’s Corporate functions in France, and the Orange Business entities operating in the country.

Scope 3: Table prepared in accordance with the GHG Protocol categories - categories 3.8, 3.10, 3.12, and 3.14 to 3.15 are not applicable or not significant.

The coverage rate for the reporting on scope 3 is 97.1% of Orange’s 2022 consolidated revenues, compared with 94.1% in 2021.

	Sector	Retrospective				% N/reference year	Milestones and target years
		Reference year	Comparative		N
			2021	2022	2023		2025	2030	2040
Scope 1
Induced CO2 emissions from scope 1	All		368 188	366 050	372 232
% Scope 1 GHG emissions under the ETS
Scope 2
Induced CO2eq emissions from scope 2 (location based)	All		-	1 126 762	1 178 213
Induced CO2eq emissions from scope 2 (market based)	All		1 072 330	947 320	716 018
Scopes 1 and 2		2015
CO2eq emissions from scopes 1 and 2 (location based)	All			1 492 812	1 550 445
CO2eq emissions from scopes 1 and 2 (market based)	All	1 739 541	1 440 518	1 313 371	1 088 250	2023 vs 2015
o/w Digital sector	Digital	1 739 390	1 440 363	1 313 269	1 088 079	-37%	-30%			SBTi/1.5°C
Scope 3		2018
Induced CO2 emissions from scope 3	All	6 330 508	7 048 822	7 095 494	Not available	2022 vs 2018
o/w Digital sector	Digital	6 223 856	6 347 869	6 454 052	Not available	4%	-14%			SBTi/1.5°C
3.1. Purchases of goods & services		3 231 497	2 950 283	2 989 442
3.2. Fixed assets		1 894 016	2 251 957	2 315 582
3.3. Energy: upstream and sales		439 476	1 058 014	1 015 319
3.4. Upstream transportation and distribution		68 618	62 023	56 582
3.5. Waste generated in operations		35 989	34 730	40 577
3.6. Business travel		38 079	6 033	15 022
3.7. Employee commuting		146 824	128 289	120 825
3.9. Downstream transportation and distribution		15 248	14 489	13 659
3.11. Use of sold products		183 130	207 040	192 525
3.13. Use of leased assets		277 629	335 963	335 963
Scopes 1, 2 and 3		2020
Induced CO2eq emissions from scopes 1, 2 and 3 (location based)	All		-	8 588 306	Not available
Induced CO2eq emissions from scopes 1, 2 and 3 (market based)	All	8 079 631	8 489 340	8 408 865	Not available	2022 vs 2020
o/w Digital sector	Digital	7 713 452	7 788 232	7 767 322	Not available	1%		-45%	-90%	SBTi/1.5°C

Summary

The Group’s scope 1 and 2 CO2eq emissions (market-based) totaled 1,088,250 metric tons in 2023, a 17% decrease from 2022 on a comparable basis. This performance was achieved as a result of energy consumption management and the continued use of electricity from renewable sources.

Previously published 2022 emissions amounted to 1,244,830 metric tons of CO2eq (market-based); the 2022 comparable base of 1,313,371 metric tons of CO2eq takes into account the change in scope due to the acquisition of the operator Voo in Belgium in 2022, at 3,272 metric ton increase in CO2eq, and adjustments in energy consumption, particularly in the MEA region, at 65,268 metric tons of CO2eq.

There are three factors behind the 225,120 metric ton decrease in CO2eq (market-based) between 2023 and 2022 on a comparable basis: 34,281 metric ton increase due to the increase in energy consumption in the MEA region (stability of energy consumption at the Group level) and the breakdown evolution between different types of energy; the slight deterioration by 3,063 metric tons in the countries’ scope 2 emission factors; and above all the sharp increase in electricity from renewable sources due to Orange’s energy policy (in Poland and Romania) with a 262,465 metric ton decrease.

The Group’s scopes 1 and 2 CO2eq emissions (location-based) reached 1,545,445 metric tons in 2023, i.e. a 4% increase from 2022 on a comparable basis.

In 2023, the Group’s scopes 1 and 2 energy consumption was 5,700 GWh (+0.4% versus 2022 on a comparable basis). This consumption includes 4,860 GWh of electricity, including 1,408 GWh of electricity from renewable sources, thanks to the implementation of various Orange programs, which corresponds to 29% of total electricity consumption. This percentage has risen significantly (+10 points) from 2022 on a comparable basis.

Growing digitization of society, a trend that has accelerated since the global health crisis, once again had significant effects on traffic this year. The sharp increase in network traffic has a direct impact on mobile energy consumption due to the installation of additional capacity to relieve the traffic. The rise in energy consumption in the network and IS was only 3% between 2023 and 2022 on a comparable basis due to the effectiveness of the energy efficiency and network capacity management programs. A sharp fall was also observed in building-related energy consumption (down 17% between 2023 and 2022 on a comparable basis), together with a slight increase in vehicle-related energy consumption (1% between 2023 and 2022 on a comparable basis). The changes compared to 2015 in building- and vehicle-related energy consumption show sharp decreases, pointing to the effectiveness of the programs implemented (energy consumption reduction of 38% in buildings and of 27% in vehicles between 2015 and 2023 at Group level).

For the major energy-consuming and CO2-equivalent-emitting countries:

−    in France (45% of the Group’s energy consumption and 16% of its market-based scopes 1 and 2 CO2eq emissions in 2023), the stability of energy consumption in 2023 versus 2022 on a comparable basis (up +0.2%) was mainly due to the increase in energy consumption related to the networks and information system, which was kept under control at 2% as a result of efficiency improvement actions (use of standby mode and upgrades to mobile-access networks) and the decommissioning of legacy networks, and despite the increase in the number of mobile sites with coverage of rural areas, the continued roll-out of 4G and the gradual ramp-up of 5G. Building-related energy consumption fell by 11%, mainly due to a milder winter; vehicle-related consumption was also down 2%. Like energy consumption, CO2 emissions were stable (down 0.2%) on a comparable basis, mainly due to energy consumption management;

−    in Poland (10% of energy consumption and 11% of the Group’s market-based scopes 1 and 2 CO2eq emissions in 2023), the 7% decline in energy consumption in 2023 versus 2022 represents an acceleration. This was due to energy consumption management of the networks and information system, as a result of the continuation of both the legacy network decommissioning plan (copper telephone network, ATM technology, etc.) and the energy efficiency action plans, including the implementation of Big Data solutions to control and manage electricity consumption, the use of standby mode in mobile-access networks during the night and the upgrading of the technical environment with the installation of free cooling. The other contributing factor was the significant decline in building-related energy consumption (down 49%). CO2eq emissions fell sharply by 64% thanks to energy consumption management and, in particular, to the increasing use of renewable energy under Orange’s programs, at 374 GWh in 2023 compared with 60 GWh in 2022, despite the adverse energy mix trend in Poland in 2023;

−    in Egypt (6% of energy consumption and 12% of the Group’s market-based scopes 1 and 2 CO2eq emissions in 2023), energy consumption fell slightly in 2023 (-1%), mainly due to energy consumption management of the network and information system (+1%). The reduction in CO2eq emissions (down 18%) can be attributed mainly to the significant reduction in emissions from the network and information system (down 18%), due to the purchase of renewable electricity certificates, as well as from buildings and vehicles (down 25%);

−    in Morocco (4% of energy consumption and 14% of the Group’s market-based scopes 1 and 2 CO2eq emissions in 2023), energy consumption rose by 8% in 2023, driven by the increase in consumption of the network and information system. The 8% rise in CO2eq emissions can be attributed mainly to the increase in energy consumption.

Scopes 1 and 2 CO2 emissions reduction target for 2025 in the digital segment

As part of its Engage 2025 Strategic Plan, Orange has committed to reduce its scopes 1 and 2 CO2eq emissions in the digital segment by 30% by the plan’s end date, compared to 2015. At end-2023, scope 1 and 2 CO2eq emissions in the digital segment stood at 1,088,079 metric tons for the Group. For this scope, Orange reduced its CO2eq emissions by 37.4% versus 2015 on a comparable basis. In fact, 2015 base CO2eq emissions in the digital segment stood at 1,571,111 metric tons of CO2eq in 2022. After integrating the Belgian subsidiary, consolidated by the Group for the first time in 2023, and making several energy consumption adjustments (revisions and/or new estimates), 2015 base CO2eq emissions in the digital segment for the 2023 scope amounted to 1,739,390 metric tons. For this new scope, the Group’s emissions reduction increased from 24.5% in 2022 to 37.4% in 2023.

Orange has thus achieved its scopes 1 and 2 CO2eq emissions reduction target for 2025 in the digital segment, two years ahead of schedule.

4.2.4.2     Orange’s scopes 1 and 2 energy consumption

4.2.4.2.1      Network and information system energy consumption

The wide-ranging energy action plan, Green ITN 2020, launched in 2008 to reduce energy consumption related to the operation of networks and information systems, is continuing in a second phase with the "Green Program," focused on the commitments for 2025. It relies in particular on new levers, such as the use of artificial intelligence, advanced standby modes, the ramp-up of active network sharing and the decommissioning of legacy technology.

In 2023, the energy consumption of the network and the information system represented 85% of the Group’s total consumption and 80% CO2 equivalent emissions (consumption including that of buildings housing network equipment). The action plans implemented made it possible to limit the increase in the Group’s energy consumption (scopes 1 and 2) in the network and information system to 3% in 2023 versus 2022 on a comparable basis, despite new roll-outs and a significant increase in traffic in 2023.

The change in energy consumption for the mobile network is linked to the physical and spectral capacities installed on Orange’s networks, which in turn are linked to the extent of coverage and the volume of traffic to be routed on the network, as well as the technology used. On the fixed network, energy consumption is proportional to the number of ports (access) and the technology used. The migration of the copper network to fiber technology is positive from an energy standpoint as FTTH access uses 4.75 times less energy per customer than DSL access. In the mobile networks, energy consumption is heavily dependent on installed capacity. Growth in consumption is driven in equal parts by three factors: the increase in 4G capacity, the improvement in 4G coverage, and the implementation of 5G.

For equivalent use, 5G is critical to curbing growth in energy consumption: a 5G site is five times more energy efficient than a 4G site, under medium load condition with five spectrum bands. Although the addition of 5G automatically translates as an increase in network energy consumption, it is also an investment for managing consumption in view of the steady rise in traffic.

Orange is also gradually adapting the capacity of the 2G and 3G networks downward to their residual uses.

The table below shows the electricity savings for the different categories in the action plans implemented by Orange at the Group level to improve its energy efficiency (action plan impact on consumption compared with a baseline scenario where these actions are not taken; base year: 2015).

ITN electricity consumption reduced by action plan category - (in GWh)	2023	2022	2021
Equipment upgrade (replacement of equipment with new, more energy-efficient equipment)	458	408	405
Data center program (restructuring of the portfolio, virtualization, natural ventilation, optimization of mechanical rooms, etc.)	280	249	234
Decommissioning of old technologies	185	165	143
Mobile access network sharing	101	90	91
Optimization of the technical environment (smart metering, temperature management, restructuring of the equipment stock, etc.)	129	115	84
Total	1,154	1,027	957

Thanks to the Green ITN program, between 2015 and 2023, more than 5.3 TWh of electricity and more than 430 million liters of fuel oil were saved across the Group’s networks and information systems scope. These savings prevented the release of at least 4,26 million metric tons of CO2 over this period. During 2023, the actions taken avoided the consumption of at least 1,154 GWh of electricity and 99 million liters of fuel oil.

These results were made possible by a series of measures introduced and increased cooperation with equipment suppliers with a view to developing and obtaining highly energy-efficient telecommunication equipment.

Sharing the network and the technical environment of the mobile-access network, which generates the majority of the energy expenses of the Group’s network, is a lever for reducing energy expenses. At the end of 2023, 68% of the radio sites used passive sharing (for both infrastructure and energy), of which 28% used active sharing (expanded to radio access). Based on studies carried out in Poland when active network sharing within the Networks! Joint venture was set up, energy savings of around 30% were recorded.

Similarly, the increase in new generations of radio technology in the routing of traffic greatly improves energy efficiency, although it does not necessarily compensate for the increase in capacity needed to route the growing traffic.

The rationalization and virtualization of Data centers is continuing, with capacity rationalization and the optimization of the portfolio, their occupancy rate and their energy efficiency. Since 2012, when its first eco-efficient data center was commissioned, Orange has been undertaking large-scale work to build two new Data centers in France, and thus complete the replacement of a dozen Data centers across the country. At equivalent capacity, an eco-efficient data center consumes 30% less than the old ones. Thus, the PUE (Power Usage Efficiency) of a newly installed data center in France is less than 1.3. The average PUE of Data centers installed in France was 1.60 in 2023, compared with 1.62 in 2022, 1.64 in 2021 and 1.65 in 2020. In other European countries, Orange has also begun construction on new eco-efficient Data centers based on the same model, bringing the average PUE in the region’s countries to 1.61. In Africa & Middle East, Orange is building new Data centers and continues to upgrade the existing facilities. The solarization program initially rolled out at network sites has been extended to Data centers; several data center solarization projects have been set up in France and elsewhere in Europe, as well as Africa & Middle East, some of which are now operational.

Average PUE	2023	2022
France (including technical sites)	1.60	1.62
Other European countries	1.61	1.615
Africa & Middle East	1.76	1.77

Network decommissioning is a current and future source of energy savings: the oldest equipment (mainly in the fixed network) is gradually phased out, for example with customers’ shift to fiber, although the pace of dismantling fixed networks is dependent on the sector’s regulatory framework. In France, copper decommissioning trials have already taken place in various towns. The first industrial phase of decommissioning is due to start in early 2025 in a number of towns. For the mobile networks, the Group plans to gradually phase out the 2G and 3G generations in all European Union countries between 2025 and 2030.

The expansion of metering solutions is continuing, particularly on radio sites; the trials conducted in recent years using machine learning help optimize energy consumption.

In 2023, innovation efforts were also made on assessing the impact of changes in architecture and traffic on energy consumption. This involved the roll-out of 10G interfaces for optical access (XGS-PON (10 Gigabit Symmetrical PON) technology), 100G for collection and transfer and 400G on the IP core side, IP/optical synergy, etc. These new architectures reduce energy consumption up to 2.5 times for the same quantity of traffic. Similarly, studies were launched on the implementation of specific functionalities, such as placing cards on standby and the phasing out of chassis/cards/ports on fixed equipment.

Since November 2021, Orange has had a next-generation laboratory dedicated to testing solutions to reduce the Group’s energy footprint. This is a co-innovation initiative with various industrial and academic players.

This laboratory is focused on different technologies to provide an optimized technical environment that meets the specific needs of each region or country.

4.2.4.2.2      Other energy consumption

Reducing buildings emissions

In 2023, office buildings represented 9% of the Group’s energy consumption and 12% of CO2 emissions. Building-related energy consumption and CO2 emissions were down 17% and 18%, respectively, versus 2022 on a comparable basis. These trends are mainly due to a decrease in France and Poland (see Section 4.2.4 Targets and metrics for climate change - Summary).

Various actions were taken to improve the energy performance of buildings in France and to reduce CO2 emissions:

−    the continuation of the optimization plan for office buildings: down 9% per m² in 2023 compared to 2022;

−    the continuation of the energy saving plan, which saved 8.8 GWh in winter 2022-2023 and 0.6 GW in summer 2023 as a result of the energy sobriety and efficiency actions carried out:

-     the introduction of guidance on thermal comfort and maintenance of the ambient temperature at 19°C in winter and 26°C in summer. The milder winter in 2023 also allowed heating consumption to be reduced in office buildings,

-     boiler start/stop optimized at the start and end of the season,

-     limitation of the operating range of facilities to reflect site working hours,

-     management of installations with the analysis of Energy Managers and Data Managers for optimal operation, mainly on large sites;

−    a "boiler" plan with a policy adapted to the type of site (unoccupied, lightly occupied, temporary, long-term owners or tenants), ranging from the shutdown of old boilers to the replacement of boilers with heat pumps or connection to district heating;

−    the Building Management System (BMS) program: BMS installed and upgraded on sites larger than 1,000m² (Building Automation and Control Systems (BACS) Decree) with a multi-year plan;

−    the installation of more efficient equipment and upgrading of facilities during hardware replacement or site configuration work;

−    renewable and/or low-carbon energy recommendations for the work to be carried out: district heating or heat pump, free cooling, heat recovery from extracted air, nocturnal ventilation, heat recovery from cooling units or chilled water return, photovoltaic panels.

Reducing transport emissions

The use of commercial vehicles represents 6% of the Group’s energy consumption and 8% of its CO2 emissions, a slight increase of 1% and 0.3%, respectively, compared to 2022. Orange continues to roll out its action plans aimed at increasing the share of electrified vehicles in its fleet, limiting business travel and promoting collective and shared transport methods.

The Group has a large fleet of vehicles, with France representing three-fourths of the Group’s fleet.

The size of the fleet in France has been declining at a steady pace of about 5% per year on average since 2015, to stand at 14,500 vehicles at the end of 2023. The aim is to reduce the fleet further, by more than 1,000 vehicles, by 2025. When renewing its fleet, Orange in France is now making it mandatory to avoid diesel technology, which emits fine particles (NOx), and is boosting the roll-out of electrified vehicles to control its CO2 emissions.

In France, Orange was using more than 4,000 electrified vehicles at the end of 2023, a 33% increase in one year. Since the start of the fleet electrification program, more than 1,522 charging points have been installed and networked at 267 Orange sites, now allowing the stations concerned to be supervised and monitored. Each user of Orange’s rechargeable electrified vehicles has a web tool and a mobile app, including a map of these charging stations and the ability to book them. Finally, these vehicles are equipped with cards that give them access to a network of 90,000 charging points across France. The Group aims to be equipped with 7,000 electrified vehicles by 2025.

Launched in 2013 with around 100 vehicles, the car-sharing fleet reached 3,800 vehicles at the end of 2023. It targets a large group of employees and is one of the vectors of fleet electrification. Orange thus has the largest car-sharing fleet in France and Europe, and wishes to continue optimizing this fleet with 6,000 shared vehicles by 2025.

Furthermore, several Group entities have introduced plans to limit or improve the use of private cars (company travel plans, carpooling, car-sharing, road risk management and eco-driving training courses, etc.). For example, in France, Orange SA’s Klaxit BlaBlaCar carpooling solution was offered to 27,250 employees, and about 4,500 had signed up as at December 31, 2023.

Employees also have solutions allowing them to reduce business travel (video-conferencing and other tools for remote collaborative work). Orange has around 300 video-conferencing rooms in France and close to an additional 100 in the rest of the world. This figure is likely to fall given the new collaborative solutions rolled out within the Group.

4.2.4.3     Use of electricity from renewable sources

To meet the scopes 1 and 2 CO2 emissions reduction target, a growing share of electricity needs will have to be covered by power from renewable sources by the plan’s end date. Orange is prioritizing additional electricity production from renewable sources, with Guarantee of Origin certificates as a second choice, and is benefiting from the decarbonization of the energy mix in the countries in which it operates. At the end of 2023, Orange’s own actions enabled it to cover 29% of the Group’s electricity consumption with power from renewable sources, versus 18.8% in 2022 on a comparable basis. These come from PPAs, Guarantee of Origin certificates purchased on the market ("unbundled"), ESCos, solar farms, and the use of solar power at the sites, totaling 1,408 GWh in 2023. Adding in the change in electricity mix in the countries in which Orange operates, the Group met 46.6% of its electricity needs with power from renewable sources in 2023, versus 37.4% in 2022 on a comparable basis.

(in %)	2023					2022 comparable basis
	France(1)	Rest of Europe	MEA	Other entities	Groupe	Group
Renewable electricity rate from Orange	2.9%	83.6%	18.3%	27.5%	✔✔ 29.0%	18.8%
Renewable electricity rate from country mix	23.8%	4.1%	21.1%	18.3%	17.7%	18.6%
Total renewable electricity rate in total electricity consumption	26.7%	87.8%	39.5%	45.9%	✔✔ 46.6%	37.4%

(1)   The France scope covers Orange France, the Group’s Corporate functions in France, and the Orange Business entities operating in the country.

The coverage rate for the reporting on the percentage of electricity from renewable sources is 97.6% of Orange’s 2023 consolidated revenues, compared with 97.9% in 2022.

✔✔  Item reviewed by an independent third party: reasonable assurance.

In Europe, Orange prioritizes the use of long-term renewable electricity contracts at a known price (Power Purchase Agreement - PPA). At the end of 2023, the Group had thus entered into PPAs for a total capacity of around 1,000 GWh per year by 2025, i.e. around 27% of estimated electricity consumption in this region by 2025.

In addition, some European entities have used energy from renewable sources for their electricity supply by purchasing Guarantee of Origin (GO) certificates from their providers: this was the case in 2023 for Orange Belgium (for 100% of its scope 2 electricity consumption), OB International (for 35%), Orange Moldova (27%), Orange Romania (35%) and Orange Slovensko (72%).

In the MEA region, Orange has rolled out an extensive solar energy program, with more than 7,500 mobile sites in 17 countries equipped to power the Group’s infrastructure with photovoltaic solar panels at the end of 2023 (compared with 7,200 sites at the end of 2022). This represents more than 18% of all mobile sites in the MEA region. The program is carried out either through investments by Orange itself or through ESCo outsourcing programs (Solar as a Service).

In the latter cases, the aim is to outsource investments in, and installation, upgrading and operational management of, electricity generating infrastructure with a view to optimizing electricity consumption, supply reliability, its environmental impact and energy costs. These projects have been rolled out in nine countries in the MEA region: Burkina Faso, Cameroon, Central African Republic, Côte d’Ivoire, Guinea, Liberia, Madagascar, Senegal and Sierra Leone. The roll-outs are expected to continue in other countries in the region. Orange has undertaken to extend some of these solar fields to benefit neighboring populations, with the first mini-grid operational in the Democratic Republic of the Congo in November 2021. A solarization program for Data centers and strategic technical sites has also been launched: 22 sites now have solar power, with an installed capacity of 3,000 kWp.

This program is supplemented by the implementation of hybrid generator/battery sites, significantly reducing the consumption of fuel oil thanks to the optimization of the process.

Orange is also developing an electricity production program using solar plants. In Jordan, 50% of the electricity required for Orange’s operations is covered by electricity from three solar plants. This solution will also be rolled out in Mali, with plans to extend it to other countries as soon as the regulatory energy framework allows for self-consumption through energy network transport and distribution (wheeling) to all of Orange’s points of consumption.

Through its own actions, Orange thus has 138 GWh of electricity from renewable sources in the MEA region.

In Egypt, the government has been offering certificates backed by the production of renewable energy from assets in the country since 2023. Orange Egypt has begun purchasing these types of certificates, which equate to a volume of 71 GWh. The purchases are to be used to invest in new sources of renewable energy.

Taking into account the emission factors for CO2 derived from the energy mix of these MEA-region countries, these programs made it possible to avoid more than 209,000 metric tons of CO2 emissions in 2023. This reduces fuel consumption by 78 million liters, i.e. up to 80%, depending on the site.

In 2023, the technical site solarization program was extended to the partial solarization of office buildings and Data centers, both in the MEA region and in Europe.

For example, in 2023, Orange implemented an Energy-as-a-Service (EaaS) solution to use solar power at the Groupement Orange Services (GOS) located in Côte d’Ivoire, providing pooled hosting and operation services for infrastructure, service platforms and IT to 18 subsidiaries in the MEA region through the installation of a photovoltaic plant, on the roof and on solar canopies for parking lots. The plant, with total installed power of 355 kWp, covers close to 50% of the data center’s daytime consumption (7:00 am to 6:00 pm). Other Data centers and strategic sites are powered with solar energy, including in Senegal, Guinea and Cameroon. New contracts of the same type were signed in 2022 to ensure the supply of renewable energy to the Group’s main Data centers in Africa: the solarization of Orange’s largest data center in Côte d’Ivoire and the largest in Burkina Faso. Other contracts are under negotiation.

4.2.4.4     Orange estimated scope 3 CO2 emissions

In addition to monitoring its scopes 1 and 2 emissions, Orange has assessed its scope 3 emissions since 2020 for the 15 GHG Protocol categories, based on data since 2018. This allows it to identify its priority carbon-related issues for a given activity and its ecosystem, as well as its stakeholders (suppliers, customers and employees), and then to implement appropriate action plans, quantify the improvement in performance over time, and recognize dependencies vis-à-vis upstream and downstream CO2 emissions.

Based on its work with the Carbone 4 firm and the Group’s divisions, Orange continued to improve the quality of its scope 3 assessments in 2023. This work consisted mainly of gradually replacing monetary flows with physical flows and is part of an iterative process that will be adjusted as the action plan is implemented and the work with suppliers helps improve the accuracy of the emission factors used. This work aims to provide:

−    a more accurate calculation, to facilitate the definition and management of an action plan to reduce Orange’s carbon footprint: calculations based as much as possible on physical rather than monetary flows, and use of more accurate emission factors that, to the extent possible, are specific to Orange or its suppliers;

−    a more operational calculation, to facilitate the updating of the carbon footprint calculations and make the action plan more actionable: carbon footprint calculated from data extracted directly from Orange’s tools and, where appropriate, use of an annual flow rather than a portfolio approach;

−    a more complete calculation, to show a comprehensive picture of the Orange group’s emissions so as to ensure it does not rule out any action levers: a fuller scope covering numerous categories compared with the previous estimate (e.g. equipment purchases from customers (tablets, laptops), fixed assets, Orange Business purchases, use of products sold, etc.).

Orange has identified points of contact for data collection and methodology experts for each of the emissions categories.

Orange has accordingly re-assessed scope 3 for 2018 to 2022 (2023 data will not be available before the end of the first half of 2024). In 2020, the Group’s total scope 3 emissions were assessed according to the "monetary" method and came to 7.2 million metric tons of CO2 equivalent for 2018. The new approach, which incorporates physical flows (see Section 4.2.7.4 Note on methodology - Environment), re-evaluates scope 3 at 6.2 million metric tons of CO2eq. This difference is due primarily to the use of physical flows previously expressed by monetary flows, when they are available, and to updates to certain emission factors to better reflect the actual activities (equipment model-based assessment, distinguishing between new and refurbished equipment, product life-cycle analysis, flows of equipment sales or purchases, previously estimated from the portfolio of this equipment, etc.), despite the more extensive coverage in terms of the entities considered. Scope 3 for Orange’s digital segment, for which Orange’s target - validated by the SBTi - is a 14% reduction in 2025 versus 2018, rose by 3.7% in 2022 versus the 2018 reference year.

Category 3.1. "Purchased goods and services" (46% of total scope 3 emissions) fell by 7% in 2022 compared to the 2018 reference year. This decrease is primarily due to a 1% decline related to a slight reduction in purchases of services, as well as a 2% decline in purchases of customer premises equipment (CPE) (Liveboxes, set-top boxes, etc.), stemming mostly from the lower carbon intensity of the new models, and to a 39% decline in smartphone purchases, related to the reduction in the number of new smartphones purchased, mainly in France and Spain.

Category 3.2. "Capital goods" (36% of total scope 3 emissions) rose by 22% in 2022 compared to the 2018 reference year. This increase is primarily due to an increase in network purchases (MEA region and Orange Business).

Categories 3.11. and 3.13. "Use of sold and leased products" (8% of total scope 3 emissions) rose by 15% in 2022 compared to the 2018 reference year. This increase is largely due to greater use of CPE in Poland and Romania, as well as a significant increase in the MEA region in the amount of MBB (Mobile BroadBand) equipment (which allows Internet use on a personal computer via a mobile network equivalent to Internet use via a fixed network) sold in Senegal and Morocco in particular, despite the stagnation or even decline in the carbon intensity of the power grids used.

It should be noted that the energy resale activity in Poland is included in the reporting scope, although Orange publishes a "digital segment" report that excludes this activity, as it is not part of the digital segment covered by the Group’s target.

Orange has developed an action plan aimed mainly at reducing sales of new devices, implementing circular economy principles in all processes (devices, Liveboxes, etc.), switching from copper to fiber in the fixed networks, drawing on the digital sector’s international efforts to reduce its carbon footprint along with the International Telecommunication Union (ITU), the GSM Association (GSMA) and JAC, and initiating a dialogue with its suppliers so that they will, in turn, make commitments and meet targets for reducing their own scopes 1, 2 and 3 upstream emissions in line with the +1.5°C trajectories. At the end of 2023, of the 50 largest suppliers by expenditure, 30 suppliers (representing around 60% of the Group’s total expenditure [15]) were committed to the Science Based Targets initiative, 6 with "committed" status and 24 with "target set" status.

Orange is developing models to more closely analyze emissions dynamics (mobile devices, Liveboxes, mobile- and fixed-access networks, core networks, Data centers, on-site work, Orange Business purchases and other service purchases) through 2030, based on different internal and external assumptions, and to reflect these dynamics in emission development scenarios through 2030.

4.2.4.5     Implementation of the carbon sequestration program

To deliver on the Group’s commitment to be Net Zero Carbon by 2040, Orange will have to reduce its CO2 emissions by 90% via the various programs discussed above. Despite all its efforts, there will be residual emissions that cannot be reduced, which Orange will sequester through natural carbon sink systems.

Orange has set a trajectory for the carbon credits it will need by 2040, taking into account the SBTi’s recommendations on how to treat these residual emissions over time. Orange has made a voluntary commitment and a pivotal choice to fund natural carbon sink projects, such as reforestation, agroforestry and mangrove restoration, and not just purchase credits on the voluntary carbon market. Given the project selection phase and the time it takes for plantings to grow, the first carbon credits are expected by around 2025-2026. Orange therefore did not have any carbon credits for 2023 from the programs described below.

Orange’s selection criteria for the underlying sequestration projects are as follows:

−    the initiatives must sequester carbon from the atmosphere over the long term and store it in living matter;

−    the financing must generate new reforestation projects that provide additional decarbonization (so-called "sequestration" projects) versus projects that aim to protect what already exists (so-called "avoidance" projects);

−    the projects must have certification and be registered with international standards such as Verra or Gold Standard;

−    the projects must also have positive impacts for the local populations (social and economic inclusion) and for biodiversity.

To meet this need for high-quality carbon credits, Orange became involved in various fund structures and projects starting in 2021:

−    direct projects with project coordinators, such as the partnership entered into with Alliance Forêt Bois in October 2021; this has led to the reforestation of more than 160 hectares of forest in mainland France during three planting seasons (fall 2022, spring 2023, fall 2023). This financing was recently expanded in order to contribute to the major reforestation project in Landes, which was ravaged by a fire in the summer of 2023. The carbon credits that will be generated will be certified by Label bas carbone. In November 2022, Orange also made a commitment, with Sia Partners, to support Planète Urgence in a large-scale project to restore and sustainably manage nearly 1,000 hectares of mangroves in Cameroon. Planète Urgence is coordinating this project, called "CAMERR," alongside its local partners and experts, the communities, and the traditional local and national authorities. Cameroon’s mangroves have deteriorated, but they play a key role for the local populations in terms of income and the fight against climate change. In addition to its impact on biodiversity and the climate, this project also aims to have a significant social impact on the local communities. Workshops to raise awareness of the value of the mangroves will be organized for children and local residents to give them the resources to care for the mangroves. The project also strives to promote activities that generate sustainable income; In late January 2023, Orange also made a commitment to Canopy Energies to finance part of a project aimed at the reforestation of 5,500 hectares of degraded land in eastern Madagascar (land that was deforested more than 10 years ago and has not been cultivated since). Pongamia, a fast-growing tree that will be planted on the land, is a naturally occurring species in this country. The aim of the project is to combat soil depletion and erosion, improve the fertility of degraded soils, reproduce, conserve and enhance the status of endemic species, and reduce the amount of CO2 in the atmosphere. The fruit of the Pongamia (beans) will be used to make vegetable oil, which is a biofuel. The production of these beans and their byproducts (oil, meal, etc.) will generate additional economic activity for local communities. The project will promote the use of renewable energy in Madagascar and play a part in the country’s energy transition. It also has an important social dimension, contributing to employment and education for local communities;

−    projects via fund structures: in 2021, the Group joined the multi-investor Livelihoods Carbon Fund 3 fund and co-developed its own single-investor Orange Nature fund with Mirova (a Natixis subsidiary), which manages it. With Orange Nature, Orange became the first European company to create a single-investor fund offering a return in kind, in the form of carbon credits and not a financial return. The commitments to these two funds will make it possible to cover most of the Group’s carbon credit needs. Since 2022, the Group has participated in the selection phase for the first projects proposed, in the expert committees, by the two management companies, Livelihoods and Mirova. Given the management companies’ expertise in natural capital, the diversification of the future project portfolio (species, geographic locations, etc.), the certification of the projects and the governance implemented, the fund structures offer some level of guarantee as to the various uncertainties that exist with this type of project.

The project selection criteria and the type of certification allow for alignment with the forthcoming standardization of the voluntary carbon market (see Article 6 of COP26) with, in particular, more and more controls of the quality of the carbon credits put on this market. The certification bodies are not known until the project design document (PDD) is prepared, meaning a few months after the contract is signed.

4.2.5      Targets and metrics for resource use and circular economy

Orange is working to reduce its environmental impacts throughout the life cycle of the products and services marketed to its customers, in terms of both the carbon footprint and the natural resource savings. Among other things, this entails rolling out the circular economy to all its processes and businesses. This ambition also applies to its own equipment: it means making a change, both in Orange’s industrial network management and roll-out policy and in its equipment acquisition procedures.

4.2.5.1     Waste prevention and management

Waste	Units	Reporting perimeter (% of 2023 Group revenues)	2023					2022 historical	% N/N-1	2021 historical
			France (1)	Rest of Europe	MEA	Other	Group	Group	Group	Group
Waste recovered
Network WEEE	metric tons	94%	1,211	98	99	8	1,416	1,541	-8%	1,286
Recovery rate	%	86%	95.3%	13.1%	29.5%	40.7%	84.7%	82.9%	2%	89.1%
Household WEEE (employees and customers) inc. telephones	metric tons	93%	2,365	261	85	66	2,776	3,980	-30%	3,146
Recovery rate	%	90%	89.6%	99.2%	30.6%	6.4%	86.8%	85.9%	1%	83.5%
Wooden poles (2)	metric tons	95%	17,274	375	470	-	18,119	18,272	-1%	20,592
Recovery rate	%	94%	100.0%	100.0%	0.0%		97.4%	99.0%	-2%	99.9%
Batteries > 3 kg	metric tons	94%	1,253	1,212	872	9	3,346	2,478	35%	2,185
Recovery rate	%	92%	72.0%	81.5%	84.3%	63.5%	78.6%	77.6%	1%	75.9%
Other hazardous waste (batteries < 3 kg, cartridges, printers, etc.)	metric tons	90%	90	15	0	357	462	592	-22%	144
Recovery rate	%	88%	87.2%	10.4%	0.0%	9.7%	24.9%	41.2%	-40%	90.7%
Total hazardous waste	metric tons	93%	22,194	1,960	1,526	440	26,120	26,863	-3%	27,352
Recovery rate	%	90%	97.0%	83.4%	51.8%	10.9%	91.9%	92.9%	-1%	95.5%
Cables (3)	metric tons	94%	14,527	4,188	321	74	19,111	13,357	43%	13,347
Recovery rate	%	86%	88.2%	89.9%	7.9%	61.3%	87.1%	85.6%	2%	79.2%
Metal poles	metric tons	95%	2,173	155	4	-	2,331	3,056	-24%	2,506
Recovery rate	%	88%	100.0%	0.0%	78.2%		93.3%	88%	6%	100%
Other non-hazardous waste	metric tons	93%	6,309	4,950	482	592	12,333	13744	-10%	9,329
Recovery rate	%	92%	77.1%	57.3%	42.7%	67.1%	67.5%	69.8%	-3%	70.8%
Total non-hazardous waste	metric tons	94%	23,010	9,293	807	667	33,776	30,157	12%	25,182
Recovery rate	%	88%	86.3%	71.0%	29.0%	66.4%	80.4%	78.6%	2%	78.1%
Total waste	metric tons	94%	45,204	11,253	2,333	1,106	✔ 59,896	57,020	5%	52,534
Recovery rate	%	89%	91.6%	73.2%	43.9%	44.4%	✔ 85.4%	85.4%	0%	87.2%

Since the figures are rounded, the Group figures may not be the sum of the entities.

The coverage rate for the reporting expressed as a percentage of Orange’s 2023 consolidated revenues is shown for each indicator in the column.

(1)   The France scope covers Orange France, the Group’s Corporate functions in France, and the Orange Business entities operating in the country.

(2)   The 2022 data have been adjusted.

(3)   Due to a lack of detailed data, in this table all Orange cables are listed under non-hazardous waste; however, some of the oldest cables contain hazardous substances and therefore undergo special processing at the end of their life.

✔     Item reviewed by an independent third party: limited assurance.

Orange’s waste prevention and management policy, for both its own needs and those of its customers, is based on extending the life of equipment, notably through their reuse and the optimization of their end-of-life treatment. The commitments the Group made to the circular economy in the strategic plan are presented in Section 4.2.1.1.2 Commitments with regard to the circular economy.

In 2023, the Group disposed of 59,886 metric tons of waste (+5% more than in 2022). This increase reflects better waste traceability within the scope in question. This reporting remains closely linked to the regulatory framework and to the way industrial stakeholders are organized, with a lower level of maturity in the MEA region.

To enhance the quality and comprehensiveness of its waste reporting, Orange has formalized a policy and operating procedures to improve the recovery of electronic equipment and batteries and make it more reliable. Orange adheres closely to the classification of the list established in Decision 2000/532/EC1 to ensure compliant and consistent data reporting. In the interests of harmonization, as this classification is not used by recovery service providers in countries in the MEA region, Orange has developed an equivalent framework.

The tonnage of waste electrical and electronic equipment collected from customers and employees (household WEEE) fell by 30% in 2023, with a 35% reduction for France alone, owing to an improvement in the Livebox refurbishment process.

For batteries over 3 kg, the sharp increase of 35% in 2023 at the Group level is mainly driven by France (up +30%). This is due to better waste traceability resulting from enhanced learning on the use of Trackdéchets, a public platform for hazardous waste tracking using electronic documents, as well as the expansion of Belgium’s reporting scope.

The recovery rate for discarded internal hazardous waste was 91.9% in 2023, as the main disposal channels were clearly identified and tracked in European countries. This recovery rate is directly linked to the performance of service providers and their ability to provide a sufficient level of detail to ensure that waste can be tracked from recovery to end-of-life, a key issue for Orange.

Waste treatment facilities are less mature in the MEA region: Orange aims, through its WEEE Clean internal program, to offer recovery and treatment solutions.

The volume of cable waste depends on the maintenance of the network and the operational projects of each site. In preparation for the decommissioning of copper, two industrial decommissioning trials were conducted in 2023 in several cities in France. The aim was to dismantle the entire copper network, thus contributing to the +17% increase in Orange France’s cable waste.

4.2.5.2     Circular economy programs

Circular economy	Scope	Units	2023					2022 historical	N/N-1	2021 historical (1)	2025 target
			France	Rest of Europe	MEA	Other	Group	Group	Group	Group
Mobile phone collection	Europe(2)%		✔✔ 30.2%	✔✔ 11.9%			✔✔ 18.8%	17.8%	+1.0 pt	15.1%	30%
	Europe inc. OF facilities in MEA(3)%						25.4%	23.1%	+2.3 pt	20.4%
Number of mobiles collected		number	✔✔ 815,903	✔✔ 531,995	✔ 479,853		✔✔ 1,827,751	1,843,909		1,779,771
Collection of fixed customer equipment under leases	Group(4)%		69%	70%	56%		68%	66%	+2 pt	67% (1)	90%
Number of fixed customer equipments collected		number	2,666,070	977,302	125,364		3,768,736	3,884,583(1)		4,318,045(1)
Sale of refurbished mobile phones	Europe(5)%		5.7%	1.0%			✔✔ 2.9%	1.8%	+1.1 pt	1.3%	10%
Number of refurbished mobile phones sold		number	✔✔ 163,676	✔✔ 48,620			✔✔ 212,296	145,177		133,358
OSCAR	Group	%					0.9%	0.9%	+0 pt		10%
CAPEX for refurbished ITN equipment		€ m					9	12
Number of countries with an attractive repair service	Europe(6)	number	1/1	1/7			2/8	2/8		2/8	8/8
Eco-design approach for Orange products		%					9.5%	5.6%	+3.9 pt		100%

(1)   Figure revised compared with the figure published in the 2022 Universal Registration Document.

(2)   The "Europe" scope refers to actual recovery in Europe (France and Rest of Europe) divided by sales in Europe. The scope covers 100% of the Group’s European countries and 64.5% of the Group’s revenues in 2023. These coverage rates are the same as in 2022.

(3)   The "Europe including OF workshops in MEA" scope refers to actual recovery in Europe and MEA - through workshops managed by Orange France - divided by sales in Europe.

(4)   The scope of recovered fixed customer equipment under leases covers 89% of the Group’s countries that offer this type of equipment and 67.3% of the Group’s revenues in 2023. These coverage rates were 89% and 65.4%, respectively, in 2022.

(5)   The scope covers 100% of the Group’s European countries and 64.5% of the Group’s revenues in 2023. These coverage rates are the same as in 2022.

(6)   The scope covers 100% of the Group’s European countries and 64.5% of the Group’s revenues in 2023. These coverage rates are the same as in 2022.

✔     Item reviewed by an independent third party: limited assurance.

✔✔  Item reviewed by an independent third party: reasonable assurance.

Optimizing the life cycle and end-of-life of equipment

The Group acts in several complementary ways:

−    extending the life of the equipment and encouraging its reuse and refurbishment;

−    optimizing the management of waste and equipment at the end of its life generated internally, by implementing appropriate processing channels for each category of waste and ensuring that they are traceable;

−    recovering and processing waste electrical and electronic equipment from customers through approved external partners or collective channels (where these exist).

Although the implementation of appropriate systems is already well underway in European countries, the emergence of new circular economy models requires the development of recycling, with appropriate systems in countries (particularly in the OMEA region) where there is currently no structured waste management industry. Orange is working with the UN’s UNIDO program to develop a refurbishment channel in Egypt.

The Group’s actions also require that equipment suppliers be asked to do their part, which is why Orange has updated the criteria for evaluating its suppliers’ responses to calls for tender to include their ability to conduct life-cycle analyses and recover, refurbish and recycle equipment (see Section 4.3.2.2.4 Supplier selection and audit process to ensure compliance with Orange’s responsible purchasing commitments).

Responsible use

The "Re" program was launched in October 2020 in France and then expanded to all European countries in 2023 (with the exception of Spain). It aims to raise customers’ awareness and steer them toward recycling, take-backs or purchases of refurbished products to encourage more responsible device consumption.

In February 2024, Orange Business launched a value proposition based on the circular economy to save 26% to 40% of the CO2 emissions related to the purchase and use of an enterprise mobile fleet. The method used to calculate the emissions savings has been approved by AFNOR, a first in France [16] (see Section 4.2.3.1.1 Climate change mitigation plans).

Recovery of used mobile phones

Orange has set a target of recovering the equivalent of 30% of the mobile phones it sells or leases in Europe by 2025.

The mobile phone recovery rate in the Group’s eight European countries was 25.4% in 2023, including recovery by African workshops financed by France, and was 18.8% excluding this recovery by France in Africa. Since 2010, Orange has teamed up with Emma✔s International and Ateliers du Bocage, a company active in social and solidarity employment, to open mobile phone waste recovery workshops in Africa. In the absence of efficient local recycling structures, the recovered waste is amassed and then sent to France for recycling in accordance with European environmental standards. These workshops, which have opened in five countries (Burkina Faso, Benin, Cameroon, Côte d’Ivoire and Niger), recovered the equivalent of 480,000 mobile phones in the waste phase for recycling in 2023.

Orange also aims to recover the WEEE equivalent of 20% of the mobile phones it sells or leases in the MEA region by 2025. The subsidiaries in this region have been made aware of this goal and are working with their ecosystems.

The larger increases in recovery rates in 2023 can be attributed to awareness-raising programs and attractive Buyback offers (in Romania, Belgium and France), such as the "Re" program in France. This program generated a strong B2C response through eco-responsible recovery initiatives and Buyback offers, particularly during the "Un Noël Géné-Re" holiday advertising campaign around refurbished mobile phones.

Orange also encourages the development of mobile device leasing offers among its Enterprise customers. With these offers, it is easier to recover used mobile devices than when they are sold, and to then give them a second life or recycle them. This service was expanded at the end of 2022 from key account customers to the Pro-SME scope in France. The number of devices under leasing contracts with key accounts doubled in 2023.

Since 2010, more than 21 million used mobile phones have been recovered by Orange for refurbishment or recycling.

Recovery of fixed customer equipment under leases (boxes, set-top boxes, etc.)

Orange is committed to recovering at least 90% of the equipment distributed under leases to B2C and Enterprise customers. It mainly recovered multimedia equipment (in particular, Liveboxes, set-top boxes, optical network terminals (ONTs) and modems) provided to customers who terminated their contract with Orange. This equipment is recovered when customers seek after-sales service, migrate from one product generation to the next, or terminate a contract.

This initiative comes under the CORE (COllection to REuse) program in Europe, which aims to improve the recovery and reuse of this equipment. It meets an Orange need for cost savings and supply chain resilience during a time of electronic component shortages, price increases, and significant delays in new equipment deliveries.

The equipment recovered under the CORE program is sorted, tested, repaired, reset and refurbished so it can be reused several times, thereby avoiding the need to make new equipment. Equipment that does not meet the criteria for repair or refurbishment is considered waste (WEEE) and is disposed of through recycling channels so it can be recovered while also ensuring traceability.

Out of the nine Group countries that offer leases on customer equipment, four European countries (France, Spain, Poland and Belgium) continue to mature in terms of recovery, sorting, testing, repairs, resets, refurbishment and recycling while the other countries (Romania, Slovakia, Moldova, Senegal and Jordan) are starting to develop the structures needed to promote the recovery of this type of equipment.

The recovery rate at the Group level was 68% in 2023, with more than 3.8 million pieces of equipment recovered in all of these nine countries.

Since 2022, a dashboard tool has been developed and made available to the Group’s entities, in order to harmonize the data processing.

Equipment is refurbished by qualified subcontractors in Europe, who are overseen by the Supply Chain and Group Marketing teams in accordance with circular economy principles. In 2023, a total volume of more than 3.5 million pieces of equipment was refurbished and returned to the portfolio.

Sale of refurbished mobile devices

Orange has set itself the objective of achieving 10% of its phone handset sales in Europe with refurbished devices by 2025. In 2023, all countries in Europe had entered into purchase contracts with suppliers of refurbished mobile devices (mainly Apple-branded and, to a lesser extent, Samsung-branded devices) and were able to offer them to their customers, in a market where demand is growing.

Orange is looking to position itself in this market as a trusted partner by offering its customers quality mobile phones handsets under warranty. To do this, Orange has continued to diversify its sources of supply, harmonized its refurbished phone grading system (which qualifies the state of the phone), adopted the RECQ quality assurance label in France and conducted systematic quality control in France and Poland.

Giving network equipment a second life (OSCAR program)

Thanks to a standardized framework for equipment that facilitates its management, streamlines configurations, and sets new criteria for replacing equipment in the networks, along with the creation of a "marketplace" to make it easier to reuse equipment both internally at Orange and with external partners, the OSCAR program (see Section 4.2.3.2.2 Opportunity for Orange to make savings or avoid investments) has been active since December 2020. More than 725,000 batches of equipment have been offered for purchase or resale on this marketplace since then, generating 200 million euros in investment savings (CAPEX avoided or saved) for Orange. The value of equipment reused internally rose from 41 million euros in 2022 to 58 million euros in 2023. In 2023, Orange used close to 1% of its ITN active equipment investment budget to purchase refurbished equipment.

Repair service

Beyond the regulatory obligation to provide a standard warranty service, Orange is committed to developing an "attractive" repair service in each of the countries in the Europe region to help to extend the useful life of mobile devices outside their warranty periods.

The attractiveness of this repair service is assessed by Orange according to five criteria: availability of the service on different distribution channels, autonomy given to the customer to carry out diagnostic testing, predictability of the process, visibility of the status of the process, and service continuity with the loan of a mobile phone during repair. In 2023, a criterion relating to the customer’s perception of the attractiveness of the repair service was added. This factor takes into account the competitive environment and changes in customer expectations in each country.

Eco-design of products and services

Orange has made a commitment to implement an eco-design approach for all products marketed under the Orange brand by 2025. Eco-design is one of the levers for reducing the Orange group’s carbon emissions and its environmental footprint more generally.

In 2023, Orange continued to operationalize the approach based on a Group methodological framework and a network of "operational eco-design experts," with new products and services and the involvement of the marketing teams. A training course for marketing targets, project managers and their teams was designed in 2023 and will be rolled out in 2024. To date, 260 people have been trained. In addition, a practical guide to eco-design completes the line-up.

In 2023, an eco-design approach was used for 9,5% of products sold under the Orange brand. Among the pilot projects, Livebox 7, which has been awarded "Footprint Progress" certification by Bureau Veritas, is one of the latest examples of the Group’s efforts to reduce the environmental impact of its products. In 2024, Orange plans to speed up the eco-design of its products with new types of certification and to apply eco-design to services more generally.

To enable customers to identify the most environmentally friendly mobile phones, Orange has joined forces with other European operators to define an "Eco Rating" index: an overall environmental footprint rating is given to each device based on five aspects: durability, reparability, recyclability, climate efficiency and resource efficiency. This initiative is open to all operators through a licensing contract. It offers customers transparency on the environmental impact of smartphones (which peaks during the manufacturing phase) and is also aimed at encouraging manufacturers to improve the eco-design of their products. By the end of 2023, more than 500 phone models from more than 20 manufacturers had been assigned a rating. The devices for sale in Orange’s stores or online are rated in all of the countries in the Europe region.

4.2.5.3     Use of scarce and critical resources

To address the issue of resource depletion, Orange has voluntarily committed to monitoring the traceability and transparency of rare resources and materials regarded as critical that are used in the equipment and products related to its activity. Initial studies have been conducted around the issue of the amount of ores used across the Group’s purchases. At the sector level, the standardization work done by the International Telecommunication Union provides a common reference framework for all players to introduce this emerging reporting practice. The Eco Rating initiative, which Orange has joined, also requires the disclosure of the amount of materials, as well as the percentage that comes from recycling channels, for gold, silver, tin, tantalum, indium and cobalt for each mobile handset analyzed.

Since 2011, Orange has applied a process aimed at taking into account issues associated with the scarce and critical resources used in network, IT and customer equipment: an analysis of dependence on critical materials was carried out in 2011, updated in 2018, with material sheets, and then updated again in 2023, it served as a basis for risk analyses and the search for alternative resources.

Discussions are held with suppliers to encourage them to limit the use of these resources and favor alternative and recycled resources. In its impact analysis carried out with The Biodiversity Consultancy in 2021 and 2022, Orange more precisely identified the levels of pressure on the use of land (deforestation, loss of habitat, etc.), water consumption, different forms of pollution (by heavy metals, radioactivity, etc.) and eco-toxicity, in addition to the pollution and waste for 14 key minerals in the composition of its equipment. The risk is deemed high for five materials and medium for seven materials, according to this analysis grid.

The Group has opened discussions with industrial operators in various sectors and public authorities to support the development of efficient channels to exploit the vast reserves of critical resources contained within WEEE that may contain up to 40 times more recoverable minerals than there are underground.

In 2023, Orange set up an internal working group to assess the material footprint of its assets and define its priority commitments, particularly with regard to issues of sovereignty (see the draft European regulation on critical raw materials of March 16, 2023, also known as the Critical Raw Materials Act (CRMA)).

Orange is also a member of Circul’R, a coalition of major French companies pioneering the circular economy, whose aim is to develop solutions for measuring the circularity of material flows and the environmental, social and economic impacts.

4.2.6      Other environmental issues

4.2.6.1     Biodiversity and ecosystems

In 2021 and 2022, Orange conducted a study on the impact of its activities on biodiversity, carried out thanks to the recognized expertise of the independent firm The Biodiversity Consultancy (TBC); this firm used the Global Biodiversity Score (GBS) methodology of CDC Biodiversité, a subsidiary of Caisse des Dépôts et Consignations, which provides a standardized score for a company’s biodiversity footprint [17]. This methodology uses the MSA.km² (mean species abundance per km²) indicator that converts the company’s impact to an area where 100% of biodiversity would be lost.

The study concludes, as was the case for the first assessment conducted by the Group in 2013, that Orange has a low direct impact on biodiversity, with a scope 1 existing land impact of 12 MSA.km², scope 2 of 4 MSA.km² and a near-zero existing impact for fresh water. These assessments were conducted in 2022 for 2019, the most recent year for which certain data were available. It positions the Group’s biodiversity impact, as a proportion of its revenues, at less than half the average impact for scope 1 (land) of all sectors combined. To date, few sectors or companies have conducted an impact study using this methodology. A comparison of Orange’s scope 1 impacts with the impacts of the sectors and companies that have undertaken such a study shows that Orange has a low impact on scope 1.

This study also shows that Orange’s primary existing impact on biodiversity relates to upstream scope 3, in other words, an indirect impact where the Group has less room for maneuver. The scope 3 existing land impact was thus assessed at approximately 2,400 MSA.km² and the existing freshwater impact at approximately 84 MSA.km². These assessments were also conducted in 2023 for 2019, the most recent year for which certain data were available. Upstream scope 3 impacts therefore represent more than 99% of the existing impact assessed for the Orange group.

The upstream scope 3 biodiversity impact corresponds mainly to the impacts of extracting the materials used, in particular, to make fiber optics, mobile network infrastructure, servers, personal computers, boxes and mobile handsets. This includes the impacts associated with land conversions for mining and the pollution from effluents resulting from mining.

When the study was conducted, it was estimated that the main impacts came from the mining of copper, gold, silver and tin.

Orange plans to initiate discussions with its main equipment suppliers and call on them to take action and reduce their own upstream scope 3 impact on biodiversity.

Orange intends to follow the detailed Science-Based Targets for Nature recommendations, taking into account the conclusions of COP 15, which was held in Montreal (Canada) at the end of 2022.

A positive impact on biodiversity is also one of Orange’s selection criteria for new natural carbon sink financing projects.

In 2023, Orange France signed a partnership agreement with LPO (Ligue pour la Protection des Oiseaux - the French League for the Protection of Birds) to identify the impacts of its activities on biodiversity. This involves mapping the most endangered bird species and reviewing processes, particularly those related to its network sites, in order to minimize their impact on the way of life of those species (nesting periods, migration, etc.). The partnership will also identify criteria defining the sites eligible for biodiversity protection and label some sites as "bird sanctuaries," according to the conditions defined by the LPO.

At the same time, Orange continues to support programs to better understand the impacts of climate change on biodiversity:

−    as part of a partnership with the CREA (Centre de recherche sur les écosystèmes d’altitude - Research Center for Alpine Ecosystems), through which Orange provides the CREA with its antennas, installed in high mountain areas to install sensors used to collect information on temperatures and levels of snow and ice, as well as the behavior of fauna and flora via photos and videos, on the Alpine Arc. Orange contributes to the processing and presentation of data to the scientific community and the general public, with volunteer employees who maintain the dedicated equipment and participate in observations of the flora and fauna of the Alps. This initiative received an award from the United Nations during COP23, while CREA Mont-Blanc and Orange were recipients of the United Nations Momentum for Change prize;

−    in partnership with ARGO (an international consortium launched in 2000 by the Intergovernmental Oceanographic Commission of UNESCO and the World Meteorological Organization), Orange Marine helped develop and maintain a global network of profiling floats, measuring the temperature and salinity of the oceans in real time. The new buoys are soon expected to incorporate biochemical data. In January 2024, Orange Business partnered with Tēnaka, a social business working to restore and preserve marine ecosystems, to develop a technology solution that will automate and improve coral reef and marine biodiversity restoration impact reports. Tēnaka will benefit remotely from near real-time data from the coral reefs, allowing its scientists to spend more time on reef regeneration;

−    in 2023, Orange France also signed a sponsorship agreement with LPO aimed at attaching GPS trackers to targeted species of birds to study their behavior in response to the degradation of their natural habitats.

4.2.6.2     Water consumption

Water	Scope	Units	2023					2022 historical	% N/N-1	2021 historical
			France	Rest of Europe	MEA	Other	Group	Group	Group	Group
Water consumed	Group	m3	614,157	211,172	115,001	26,390	✔ 966,720	934,793	3%	670,906

The coverage rate for the reporting on water consumption is 75.7% of Orange’s 2023 consolidated revenues, compared with 82% in 2022.

✔     Item reviewed by an independent third party: limited assurance.

The main sources of water consumption in the Group are water fountains, restrooms, cafeterias (when the cafeteria and the Orange building share the same water meter) and air conditioning systems for technical sites (notably Data centers in France).

In 2023, the Group’s water consumption scope covers seven countries in the Europe region, three countries in the MEA region (Egypt, Jordan and Côte d’Ivoire) and Orange Business.

To prevent health-related risks (Legionnaires’ disease) and reduce water consumption, a program to replace air-cooling towers with dry coolers has been under way in France since 2006 (see Section 4.2.6.1 Biodiversity and ecosystems for the Group’s impact on fresh water resources).

4.2.6.3     Taking into account nuisances specific to the activities of telecommunication operators

The Group’s activity only generates a small amount of noise pollution. However, Orange received 97 environmental complaints (mainly noise pollution) in France related to the operation of its network in 2023, and resolved 85 of them with sound attenuators.

Some of Orange’s facilities are classified for environmental protection (ICPE). In 2019, the Group had re-assessed the number of ICPE-classified facilities following a revision of the regulations (Section ICPE2910 - Combustion facilities), which had lowered the classification threshold. The main facilities classified for environmental protection are the air-conditioning systems, heat pumps, fuel oil and gas furnaces, generators, and charging areas. The risks identified for these classified technical facilities are spillage of fuel oil or other chemicals or of chemically treated water into the rainwater system, degassing or leakage resulting in the release of HFC refrigerants or FM200 or FE13 fire extinguisher gases, and fires.

Until 2022, the reporting was carried out only on the France scope. The 2023 reporting includes two countries in the Europe region (Romania and Belgium) that are also affected. Sites in Poland fall below the threshold, so are not included.

	2023			2022	2021
	France	Rest of Europe	Group	France	France
Number of sites with classified facilities (ICPE A, D, DC and E)	250	622	872	247	416

Mobile radiotelephone relay antennas can sometimes negatively impact the landscape. In some countries, the Group has undertaken to blend a number of antennas into the environment and landscape by adapting them to the local style and context (painting, incorporation into buildings, etc.).

A provision is recognized to cover the Group’s obligation to dismantle installed technical equipment and to restore the technical sites it occupies.

The provision is valued on the basis of:

−    dismantling costs (on a per-unit basis for telephone poles, devices and telephone booths, and per site for mobile antennas) borne by the Group to meet its environmental obligations;

−    annual scheduled asset returns and departures from sites.

In the Group’s financial statements for the year ended December 31, 2023, the provision totaled 696 million euros, including 286 million euros for Orange SA. It consisted primarily of the cost of restoring mobile phone antenna sites, reprocessing telephone poles, and managing waste electrical and electronic equipment, batteries and accumulators. It increased by 22.4% compared with 2021, due mainly to higher costs.

4.2.6.4     Additional information

Discharges into the air, soil and water

The other discharges released into the environment, with the exception of CO2 emissions, are HCFC-type substances (hydrochlorofluorocarbons) used in cooling systems. Whenever possible, HCFCs are replaced with HFC (hydrofluorocarbon) or HFO (hydrofluoroolefin) fluids, which have low global warming potential. In addition, systems such as optimized ventilation and free cooling are in place at three Data centers in France to reduce the use of air conditioners.

Soil use

The Group tends not to increase its control over soil, except for the buildings in which it operates (offices and Data centers).

Paper consumption

For several years, Orange has implemented programs to reduce its paper consumption or to use FSC-certified and/or recycled paper.

Food waste

In the context of the Group’s activities, this issue relates to catering, which in France falls within the scope of the social and cultural activities overseen by the Corporate Social and Economic Committees (CSECs) and is mainly outsourced.

4.2.7      Environmental standards

4.2.7.1     Environmental Management Systems (EMS)

At the end of 2023, all of the Group’s ISO 14001-certified organizations had successfully passed their renewal or monitoring audits. Orange France is also ISO 50001-certified for all its network and IT activities.

In 2023, the Group’s ISO 14001 certified scope was slightly smaller than in 2022. It was revised in 2022 to account for the fact that Orange France certified all of its activities in mainland France, while the overseas departments and regions and overseas communities are excluded from the certification scope. Furthermore, Orange Moldova did not follow through on its certification process.

The Group’s certified scope is determined by weighting the various subsidiaries and entities according to their electricity consumption.

	2023	2022	2021
14001-certified scope (electricity consumption)	✔✔ 58.1%	60.9%	70.0%

✔✔  Item reviewed by an independent third party: reasonable assurance.

ISO 14001-certified consolidated entities at end-2023

Consolidated entities	Subsidiary Scope (electrical energy consumed by certified sites/ electrical energy consumed by total)
Orange Business international	12% of activities
Orange Egypt	All activities
France (1)	61% of activities
Orange Mali	All activities
Orange Marine	All activities
Orange Polska	All activities
Orange Romania	All activities
Orange Sénégal	46% of activities
Orange Slovensko	All activities
Orange Espagne	All activities

(1)   France = Orange France + Orange Business in France - method of calculating the scope for France: workforce on certified sites/total workforce. The corresponding rate to this scope in 2022 was 65%.

4.2.7.2     Alignment with TCFD recommendations

The new reporting standards under the CSRD will take into account the requirements of the TCFD (Task Force on Climate-related Financial Disclosures). As a result, Orange is preparing an alignment table identifying Orange’s response to each of the TCFD recommendations based on the sections of its Universal Registration Document. The Monitoring Committee for alignment with the TCFD recommendations, whose objectives included an in-depth analysis of the risks related to climate change and the environmental transition, the financial valuation of their impacts and identifying projects that need to be implemented so as to better respond to the TCFD recommendations, is no longer necessary today, as this work has been taken over by the Environmental Strategy Committee.

	TCFD recommendations	Section of the 2023 Universal Registration Document
Governance	(1) Describe the Board of Directors’ oversight of climate-related risks and opportunities	5.2.1.8 Board and committee activities during the fiscal year 5.2.2.1 Management structure 4.2.2.1 Governance bodies for environmental issues
(2) Describe management’s role in assessing and managing climate-related risks

2.2.3.1 Gouvernance des enjeux de responsabilité sociale et environnementale

4.2.2.1 Governance bodies for environmental issues

4.2.2.2 Roll-out of the environmental commitment within the Group and raising awareness

Strategy	(3) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term

2.1.4 Non-financial risk factors

4.1.3.2.1 Impacts, risks and opportunities of environmental issues

4.2.3.2.1 Opportunity for Orange to help customers reduce their environmental footprint

4.2.3.2.2 Opportunity for Orange to make savings or avoid investments

4.3.3.4.5.2 Access to electricity

	(4) Describe the impact of these risks and opportunities on the organization’s businesses, strategy, and financial planning	4.2.1.1 Environmental strategy translated into commitments 4.2.3.1 Environmental and energy transition plan: mitigating and adapting
	(5) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	1.1.1. Integrated business model 4.2.3.1 Environmental and energy transition plan: mitigating and adapting
Risk management	(6) Describe the processes for identifying and assessing climate-related risks	2.2.1 Group Audit, Control and Risk Management 2.2.3.5 Plan de vigilance 2024 4.2.3.1 Environmental and energy transition plan: mitigating and adapting
	(7) Describe the processes for managing climate-related risks	2.2.1 Group Audit, Control and Risk Management 4.2.3.1 Environmental and energy transition plan: mitigating and adapting
	(8) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management system	2.2.1 Group Audit, Control and Risk Management 2.2.3.5 Plan de vigilance 2024
Metrics and targets	(9) Disclose the metrics used by the organization to measure and quantify climate-related risks and opportunities	4.2.4 Targets and metrics for climate change 4.2.5 Targets and metrics for resource use and circular economy
	(10) Disclose scope 1, scope 2, and, if appropriate, scope 3 greenhouse gas (GHG) emissions, and the related risks	4.2.4.2 Orange’s scopes 1 and 2 energy consumption 4.2.4.4 Orange estimated scope 3 CO2 emissions
	(11) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against these targets	1.1.3 Group strategy 1.1.1 Business model 4.2.1.1 Environmental strategy translated into commitments 4.2.3.1.3 Environmental compliance risk management

4.2.7.3     EU taxonomy

Orange is disclosing certain performance indicators for fiscal year 2023 pertaining to the entire financial consolidation scope. These indicators show the proportion of its eligible and aligned revenues, capital expenditure (CAPEX) and operating expenditure (OPEX) related to products and/or services associated with economic activities qualifying as sustainable within the meaning of Regulation (EU) 2020/852 of June 18, 2020 on the establishment of a framework to facilitate sustainable investment within the European Union and its annexes, as well as Delegated Regulation (EU) 2021/2178 of July 6, 2021 supplementing Regulation (EU) 2020/852, for six environmental objectives:

−    climate change mitigation;

−    climate change adaptation;

−    the sustainable use and protection of water and marine resources;

−    the transition to a circular economy, waste prevention and recycling;

−    pollution prevention and control;

−    the protection and restoration of biodiversity and ecosystems.

In 2023, only the publication of the eligible share of economic activities relating to the last four aforementioned environmental objectives is required.

None of Orange’s activities were considered eligible under the environmental objectives for the sustainable use and protection of water and marine resources, pollution prevention and control, and the protection and restoration of biodiversity and ecosystems.

The majority of the activities for the provision of telecommunication services to B2C and B2B customers and other telecommunication operators are not, to date, included in the scope covered by Annexes 1 and 2 to the Commission Delegated Regulation (EU) 2021/2139 of June 4, 2021. As a result, the majority of Orange’s activities are not eligible for the EU taxonomy at this time. Analysis of the eligibility of the various sectors should evolve in line with the maturity of the European Commission’s work.

Orange has also identified its aligned activities, i.e. activities that i) contribute substantially to the climate change mitigation or climate change adaptation objectives; ii) do no significant harm to the other environmental objectives [18]; and iii) meet the social, governance and ethics-related minimum safeguards, in order to assess the sustainability, within the meaning of the EU taxonomy, of these eligible activities.

The operational activities of the Mobile Financial Services segment were taken into account in the analysis and are not considered eligible activities. In fact, they do not contribute to the Group’s revenues due to their nature, and remain insignificant in comparison to the telecommunication services activities provided by Orange (see Section 1.4.7 Mobile Financial Services and Section 3.3, Note 1.10 Definition of business segments and performance indicators).

The Group’s media-related activities (co-financing of movie productions, currently being disposed of, and broadcasting) were also taken into account in the analysis and are considered eligible but not-aligned activities due to their content-related focus, which does not specifically relate to climate change adaptation.

Summary

12/31/2023	(in millions of euros)	(in %)
Eligible revenue	1466	3.3%
Aligned revenue	8	0.0%
Eligible CAPEX and right-of-use assets	493	4.6%
Aligned CAPEX and right-of-use assets	19	0.2%
Eligible OPEX	189	9.0%
Aligned OPEX	2	0.1%

4.2.7.3.1      Determination of eligible activities within the meaning of the EU taxonomy

In a compliance approach, Orange carried out a review of its entire scope of telecommunication service activities with a view to determining which are likely to make a significant contribution to environmental objectives within the meaning of the EU taxonomy.

The list of activities eligible for the EU taxonomy was prepared based on a complete review of the portfolio of Orange’s activities, mainly carried out through interviews with the finance departments of the Group entities concerned and the CSR Department.

The Orange activities generating revenues eligible through the classification of economic activities included in the EU taxonomy are as follows:

Environmental objective	Activity included in the EU taxonomy	Definition of the activity	Corresponding Orange activity
Climate change mitigation	8.1 Data processing, hosting and related activities	Storage, manipulation, management, movement, control, display, switching, interchange, transmission or processing of data through Data centers, including edge computing	Hosting and data processing services
8.2 Data-driven solutions for GHG emissions reductions

Development or use of ICT (Information and Communication Technologies) solutions that are aimed at recovering, transmitting and storing data and its modeling and use where those activities are predominantly aimed at the provision of data and analytics enabling GHG emissions reductions.

Services in relation to the Internet of Things
	7.4 Installation, maintenance and repair of charging stations for electrified vehicles in buildings (and parking spaces attached to buildings)	Installation, maintenance and repair of charging stations for electrified vehicles in buildings and parking spaces attached to buildings.	Offer to install charging stations for Orange Polska customers
	7.6. Installation, maintenance and repair of renewable energy technologies	Installation, maintenance and repair of renewable energy technologies, on-site.	Offer to install solar panels and heat pumps for Orange Polska customers Sale of solar kits to Orange DRC and Orange Cameroon customers
Climate change adaptation	8.3 Programming and broadcasting activities

Creating content or acquiring the right to distribute content and subsequently broadcasting that content, such as radio, television and data programs of entertainment, news, talk, and the like, including data broadcasting, typically integrated with radio or TV broadcasting.

Content distribution services provided by Globecast
13.3 Motion picture, video and television program production, sound recording and music publishing activities

Production of theatrical and non-theatrical motion pictures whether on film, video tape or disc for direct projection in theaters or for broadcasting on television, supporting activities such as film editing, cutting or dubbing, distribution of motion pictures and other film productions to other industries, motion picture or other film productions projection, buying and selling of motion picture or other film productions distribution rights.

Co-production, acquisition, distribution and international sale of motion pictures and series through Orange Studio and OCS
Transition to a circular economy	5.4 Sale of second-hand goods

Sale of second-hand goods that have been used in accordance with their previously intended use by a customer (private individual or legal entity), possibly after repair, refurbishment or remanufacturing

Sale of refurbished mobiles to B2C and B2B customers in France and Europe
5.5 Product-as-a-service and other circular use- and result-oriented service models

Providing customers (private individuals or legal entities) with access to products through service models. These are use-oriented services where the products remain the property of the supplier when they are loaned, shared, leased or pooled, or result-oriented services when payment is predetermined and the agreed outcome (i.e. payment per unit of service) is provided.

Leasing or loan of mobiles, boxes, routers and set-top boxes to B2C and B2B customers in France and Europe

The services taken into account for activity 8.2. "Data-driven solutions for GHG emissions reductions" cover all of the services related to the Internet of Things (excluding revenues from equipment sales), considered as services enabling other economic sectors to reduce their greenhouse gas emissions. Services related to the Internet of Things include solutions for the control of fluids, logistical flows and smart meters, in addition to the implementation of solutions in smart cities. These enable companies and local authorities to improve both their operational efficiency and their environmental footprint.

By contrast, connectivity, which allows Orange to deliver services related to the Internet of Things or to data processing and hosting, was not included in the performance indicators, in accordance with the provisions of Annex 1 to the Delegated Regulation (EU) 2021/2178 published on July 6, 2021 and with the FAQs published on December 19, 2022 by the European Commission.

As part of the environmental objective relating to the transition to a circular economy, Orange generates revenues in France and in most European countries, as well as through Orange Business, from the sale of refurbished mobile devices (see Section 4.2.5.2 Circular economy programs) and the leasing of mobiles, boxes and routers.

For fiscal year 2023, (i) revenues (as well as capital expenditure and operating expenditure, if any) from the Orange Polska smart bikes service and (ii) revenues (as well as capital expenditure and operating expenditure, if any) from the "Orange Energia" services offered to Orange Polska customers are no longer taken into account in activity 6.4 "Operation of personal mobility devices, cycle logistics" and activity 7.6 "Installation, maintenance and repair of renewable energy technologies."

Orange Polska considers that the smart bikes services and "Orange Energia" services require the implementation of a technological component (network and Machine to Machine) which treats them as IoT services. This means that these solutions are now included in the activity 8.2 "Data-driven solutions for GHG emissions reductions." This change has a non-significant impact on the performance indicators presented in 2022 and has thus been implemented for the indicators for 2023 and beyond.

Besides the capital expenditure and operating expenditure related to the above-mentioned eligible activities, the Orange activities giving rise to capital expenditure and operating expenditure associated with economic activities which may be considered individually eligible in environmental terms are as follows:

Environmental objective	Activity included in the EU taxonomy	Corresponding Orange activity
Climate change mitigation (1)	6.5 Transport by motorbike, passenger car and light commercial vehicle	Company vehicle fleet
	6.10 Sea and coastal freight water transport, vessels for port operations and auxiliary activities	Cable-laying vessels
	7.2 Renovation of existing buildings	Renovation work in office or technical buildings
	7.3 Installation, maintenance and repair of energy efficiency equipment	Thermal insulation, replacement of windows, replacement of heating and ventilation systems
	7.4 Installation, maintenance and repair of charging stations for electrified vehicles in buildings (and parking spaces attached to buildings)	Installation of charging stations for electrified vehicles at the company’s premises
	7.5 Installation, maintenance and repair of instruments and devices for measuring, regulating and controlling the energy performance of buildings	Installation of thermostats and sensors
	7.6 Installation, maintenance and repair of renewable energy technologies	Installation of photovoltaic panels, heat pumps
	7.7 Acquisition and ownership of buildings	Leasing or acquisition of office or technical buildings
	9.3 Professional services related to energy performance of buildings	Management contract for the efficiency and optimization of building energy performance
Transition to a circular economy (1)	3.2 Renovation of existing buildings	Renovation work in office or technical buildings
	5.1 Repair, refurbishment and remanufacturing	Refurbishment of mobiles and boxes
	5.3 Preparation for re-use of end-of-life products and product components	Testing of mobiles prior to their resale

(1)   Allocated on a case-by-case basis according to the nature of capital expenditure and operating expenditure.

4.2.7.3.2      Determination of aligned activities within the meaning of the EU taxonomy

As a reminder, the assessment of the degree of alignment of the Group’s activities only concerns those relating to the objectives of climate change mitigation and adaptation; no information on the alignment of activities related to the transition to a circular economy is presented for the fiscal year ended December 31, 2023.

In accordance with the recommendations issued by ESMA on October 25, 2023 in the document titled European common enforcement priorities for 2023 annual financial reports, when the Group’s eligible activities are cited with the objective of both climate change mitigation and climate change adaptation, compliance with the substantial contribution criteria and the "do-no-significant-harm" ("DNSH") requirements was assessed under those two objectives. Orange has not identified any activities falling within the scope of the EU taxonomy aligned under climate change adaptation (for more information on the adaptation plans implemented by Orange, see paragraph 4.2.3.1 Environmental and energy transition plan: mitigating and adapting).

In order to assess the alignment of the Group’s activities, compliance with substantial contribution to climate change mitigation or climate change adaptation criteria, as well as with do no significant harm criteria, was verified on an activity-by-activity basis.

In accordance with the October 2022 report published by the Platform on Sustainable Finance, supplemented by the European Commission’s FAQs from June 2023, Orange’s compliance with minimum safeguards is based on:

−    implementation of Orange’s commitments to protect human rights and fundamental freedoms (as described in paragraph 4.3.3.7 Human rights and fundamental freedoms);

−    implementation of the Vigilance Plan (as described in Section 2.2.3.5 Plan de vigilance 2024);

−    acceptance by the Group’s suppliers of contractual CSR clauses appended to the contracts and of the Supplier Code of Conduct (see Section 4.3.2.2.3 Supplier Code of Conduct);

−    the roll-out of the corruption prevention program within the Group (as described in Section 4.4.2.2 Prevention and detection of corruption and influence peddling);

−    Orange’s tax policy (see Section 4.4.2.7 Tax policy);

−    the measures implemented by the Group to raise all its employees’ awareness of compliance with antitrust laws and regulations.

With regard to compliance with competition laws and regulations, the compensation proceedings between Digicel and Orange (for anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana in the early 2000s and sanctioned by the French Competition Authority in 2009) described in Note 18 Litigation in Section 3.3 is not considered to call into question the alignment of Orange’s activities in France, given that the Group provides awareness-raising and training on competition law for its employees and in the absence of further disputes in the same geographical region and in the same markets after the procedure initiated by Digicel.

4.2.7.3.3      Calculation of performance indicators

Orange calculated the performance indicators in accordance with the provisions of European Regulation 2020/852 of June 18, 2020 on the establishment of a framework to facilitate sustainable investment and of Delegated Regulation (EU) 2021/2178 of July 6, 2021, based on its existing reporting processes and systems and on assumptions made by management (see Note on methodology relating to the EU taxonomy below).

Orange applied the methodology described in Annex 1 to the Delegated Regulation of July 6, 2021, enabling the calculation of the eligible and aligned proportion of the Group’s revenues, capital expenditure and operating expenditure.

In accordance with Regulation (EU) 2020/852 of June 18, 2020 on the establishment of a framework to facilitate sustainable investment (the "Taxonomy Regulation"), Orange has implemented the necessary checks to avoid double counting between activities, the risk of double accounting being limited to capital expenditure and operating expenditure on the renovation of existing buildings eligible for both activity 7.2 of climate change mitigation and activity 3.2 of the transition to the circular economy.

Determination of eligible and aligned revenues

Proportion of revenues related to eligible activities

The proportion of Orange’s revenues related to eligible activities is determined by dividing the sum of revenues from eligible activities as described in Section 4.2.7.3.1 Determination of eligible activities within the meaning of the EU taxonomy by the consolidated revenues (established pursuant to IFRS 15) presented in Section 3.1.2.1 Group revenue.

Economic activities	Code	Turnover	Proportion of turnover 2023	Substantial contribution criteria						DNSH Criteria (‘Does Not Significant Harm’)						Minimum safeguards	Proportion of Taxonomy aligned (A.1) or eligible (A.2) turnover 2022	Category enabling activity	Category transitional activity
				Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems
		K EUR	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Percent	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	323	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	-
7.6 Installation, maintenance and repair of renewable energy technologies	CCM 7.6	7,282	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		7,605	0.0%	100%	-	-	-	-	-								0.0%
Of which Enabling		7,282	0.0%	100%	-	-	-	-	-	Y	Y	Y	Y	Y	Y	Y	-	E
Of which Transitional		-	-	-						Y	Y	Y	Y	Y	Y	Y	-		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL
8.1 Data processing, hosting and related activities	CCM 8.1	519,508	1.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1.3%
8.2 Data-driven solutions for GHG emissions reductions	CCM 8.2	77,834	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.2%
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.6 Installation, maintenance and repair of renewable energy technologies	CCM 7.6	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
8.3 Programming and broadcasting activities	CCA 8.3	179,772	0.4%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.4%
13.3 Motion picture, video and television programme production, sound recording and music publishing activities	CCA 13.3	74,662	0.2%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.2%
5.4 Sale of second-hand goods	CE 5.4	71,798	0.2%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
5.5 Product-as-a-service and other circular use- and result-oriented service models	CE 5.5	534,904	1.2%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
Turnover of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2.)		1,458,478	3.3%	41.0%	17.4%	-	41.6%	-	-								2.1%
Turnover of Taxonomy-eligible activities (A.1. + A.2.) (A)		1,466,083	3.3%	41.3%	17.4%	-	41.4%										2.1%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Turnover of Taxonomy-non-eligible activities (B)	42,656,411		96.7%
Total (A + B)	44,122,494		100%

The table below indicates the percentage of eligibility and alignment of activities that contribute substantially to the various environmental objectives.

	Proportion of turnover/Total turnover
	Taxonomy-aligned per objective	Taxonomy-eligible per objective (A.1 + A.2)
CCM	0.0%	1.4%
CCA	-	0.6%
WTR	-	-
CE	-	1.4%
PPC	-	-
BIO	-	-

At the end of 2023, revenues from eligible activities totaled 1,466 million euros.

Consolidated revenues at end-2023 stood at 44,122 million euros.

The proportion of revenues related to eligible activities is 3.3%.

Proportion of revenues related to aligned activities

The proportion of the Group’s revenues related to aligned activities is determined by dividing the sum of revenues from activities considered aligned, after a review of the technical screening criteria, DNSH criteria and minimum safeguards, by the consolidated revenues (established pursuant to IFRS 15) presented in Section 3.1.2.1 Group revenue.

At the end of 2023, revenues from aligned activities totaled 8 million euros.

For activity 8.1 "Data processing, hosting and related activities," the information provided by Orange Business’ main suppliers was not granular enough to conduct a thorough analysis of the technical screening and DNSH criteria, which is why all the Data centers operated by these suppliers are considered non-aligned.

Orange’s internal Data centers are used mainly for hosting and data processing purposes, for which no external revenues are recognized, or for connectivity services that the EU taxonomy does not currently take into account.

With respect to activity 8.2 "Data-driven solutions for GHG emissions reductions," Orange has not, to date, undertaken the life-cycle analyses needed to determine the greenhouse gas emissions reductions resulting from the implementation of Internet of Things-based solutions. Revenues related to activity 8.2 are therefore considered non-aligned.

Revenues related to activities 8.3 "Programming and broadcasting" and 13.3 "Motion picture, video and television program production, sound recording and music publishing" are considered non-aligned, as the primary objective of these activities is not to make a substantial contribution to climate change adaptation. It should be noted that for activity 13.3 "Motion picture production," the disposal of the activities of OCS and Orange Studio was finalized on January 31, 2024.

The revenues of Orange Energia in Poland related to activities 7.4 "Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)" and 7.6 Installation, maintenance and repair of renewable energy technologies are considered aligned as they meet the technical screening and DNSH criteria for those activities.

The proportion of the Group’s revenues related to aligned activities is slightly higher than 0%.

Determination of eligible and aligned capital expenditure

Proportion of capital expenditure related to eligible and individually eligible activities

The proportion of Orange’s capital expenditure related to eligible and individually eligible activities is determined by dividing the sum of capital expenditure from eligible activities and capital expenditure from individually eligible activities, as described in Section 4.2.7.3.1 Determination of eligible activities within the meaning of the EU taxonomy, by the change in capital expenditure stated in the Consolidated Financial Statements, Section 3.3 (including right-of-use assets calculated pursuant to IFRS 16) in Note 8.4 Other intangible assets, Note 8.5 Property, plant and equipment and Note 9.1 Right-of-use assets.

The capital expenditure presented in the Consolidated Financial Statements of Orange includes:

−    acquisitions of intangible assets;

−    acquisitions of property, plant and equipment;

−    increase in right-of-use assets (new right-of-use assets);

−    acquisitions and increases related to changes in the scope of consolidation.

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Economic activities	Code	CAPEX and rights of use	Proportion of CAPEX and rights of use 2023	Substantial contribution criteria						DNSH Criteria (‘Does Not Significant Harm’)						Minimum safeguards	Proportion of Taxonomy aligned (A.1) or eligible (A.2) CAPEX and rights of use 2022	Category enabling activity	Category transitional activity
				Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems
		K EUR	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Percent	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	1,769	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%		T
7.2 Renovation of existing buildings	CCM 7.2	2,274	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%		T
7.3 Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	4,159	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	4,707	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	231	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E
7.6 Installation, maintenance and repair of renewable energy technologies	CCM 7.6	5,207	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E
7.7 Acquisition and ownership of buildings	CCM 7.7	506	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%
CAPEX and rights of use of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		18,853	0.2%	100%	-	-	-	-	-								0.1%
Of which Enabling		14,305	0.1%	100%	-	-	-	-	-	Y	Y	Y	Y	Y	Y	Y	-	E
Of which Transitional		4,043	0.0%	100%						Y	Y	Y	Y	Y	Y	Y	-		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL
8.1 Data processing, hosting and related activities	CCM 8.1	58,101	0.5%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.7%
8.2 Data-driven solutions for GHG emissions reductions	CCM 8.2	9,701	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%
8.3 Programming and broadcasting activities	CCA 8.3	17,080	0.2%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.1%
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	32,689	0.3%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.3%
6.10 Sea and coastal freight water transport, vessels for port operations and auxiliary activities	CCM 6.10	6,771	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.4%
7.2 Renovation of existing buildings	CCM 7.2; CE 3.2	1,816	0.0%	EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
7.3 Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	3,869	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	1,351	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.6 Installation, maintenance and repair of renewable energy technologies	CCM 7.6	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%
7.7 Acquisition and ownership of buildings	CCM 7.7	274,754	2.6%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1.1%
5.1 Repair, refurbishment and remanufacturing	CE 5.1	45,325	0.4%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
5.5 Product-as-a-service and other circular use and result-oriented service models	CE 5.5	23,065	0.2%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
CAPEX and rights of use of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2.)		474,522	4.4%	82.0%	3.6%	-	14.4%	-	-								2.7%
CAPEX and rights of use of Taxonomy eligible activities (A.1. + A.2.) (A)		493,375	4.6%	82.7%	3.5%	-	13.9%	-	-								2.8%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
CAPEX and rights of use of Taxonomy-non-eligible activities (B)	10,265,892		95.4%
Total (A + B)	10,759,266		100%

The table below indicates the percentage of eligibility and alignment of activities that contribute substantially to the various environmental objectives.

	Proportion of CAPEX/Total CAPEX
	Taxonomy-aligned per objective	Taxonomy-eligible per objective (A.1 + A.2)
CCM	0.2%	3.8%
CCA	-	0.2%
WTR	-	-
CE	-	0.7%
PPC	-	-
BIO	-	-

At end-2023, the capital expenditure of the Group’s eligible and individually eligible activities amounted to 493 million euros, of which 108 million euros for eligible activities and 385 million euros for individually eligible activities.

Capital expenditure (including right-of-use assets) in the Consolidated Financial Statements at the end of 2023 totaled 10,759 million euros.

The proportion of capital expenditure related to eligible and individually eligible activities is 4.6%.

Capital expenditure as defined by the EU taxonomy should be distinguished from the operational indicator of economic CAPEX ("eCAPEX") as disclosedin the Group’s financial statements, which relates to the acquisition of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets (see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary).

Reconciliation of property, plant and equipment, intangible assets and right-of-use assets to taxonomy CAPEX

(in millions of euros)	2023
Net book value of property, plant and equipment, intangible assets and right-of-use assets - in the opening balance	54,521
Deduction of items excluded from the taxonomy definition	(8,813)
Disposals and retirements	(199)
Depreciation and amortization	(8,962)
Impairment losses	(115)
Impact of changes in the assessments	10
Translation adjustments	(45)
Reclassification and other items	36
Items to be included in CAPEX under the taxonomy definition	10,759
Increase in intangible assets, property, plant and equipment and new right-of-use assets	9,379
Changes in the scope of consolidation	1380
Net book value of property, plant and equipment, intangible assets and right-of-use assets - in the closing balance	56,467

Proportion of capital expenditure related to aligned and individually aligned activities

The proportion of Orange’s capital expenditure related to aligned and individually aligned activities is determined by dividing the sum of the capital expenditure from aligned activities and capital expenditure from individually aligned activities by the change in fixed assets in gross value terms stated in the Consolidated Financial Statements, Section 3.3 (including right-of-use assets calculated pursuant to IFRS 16) in Note 8.4 Other intangible assets, Note 8.5 Property, plant and equipment and Note 9.1 Right-of-use assets.

At end-2023, no capital expenditure was recorded for the Group’s aligned activities, according to the definition in the Delegated Regulation.

Individually aligned capital expenditure, according to the definition in the Delegated Regulation, totaled 19 million euros.

Orange’s capital expenditure for activity 8.1 "Data processing, hosting and related activities" related mainly to the continued efforts in 2023 to streamline its Data centers and upgrade its equipment, which enabled it to boost the energy efficiency of its infrastructure (see Section 4.2.4.2.1 Orange’s scopes 1 and 2 energy consumption).

This expenditure is not considered aligned, as the Data centers operated by the Group do not meet certain technical screening criteria, such as verification by an independent third party of the implementation of the relevant practices listed in the European Code of Conduct on Data Centre Energy Efficiency [19] or the criterion related to the global warming potential of the refrigerants used in their cooling systems.

The Group’s capital expenditure for activities 8.2 "Data-driven solutions for GHG emissions reductions," 8.3 "Programming and broadcasting" and 13.3 "Motion picture, video and television program production, sound recording and music publishing" is considered non-aligned, as the primary objective of these activities is not to make a substantial contribution to climate change mitigation or adaptation.

Capital expenditure related to activity 6.10 "Sea and coastal freight water transport, vessels for port operations and auxiliary activities" concerns the residual share of CAPEX recorded during fiscal year 2023 in connection with the acquisition of Orange Marine’s latest cable-laying vessel. Given the specific nature of the submarine cable-laying and maintenance activities, capital expenditure related to this cable-laying vessel cannot be considered aligned as it does not meet certain technical screening and DNSH criteria.

Based on the information provided by the relevant suppliers, capital expenditure related to activity 6.5 "Transport by motorbike, passenger car and light commercial vehicle" and to Orange’s real estate activities (activities 7.2 to 7.7) meets the technical screening and DNSH criteria within a limited scope, and is therefore considered partially aligned.

Orange is also investing to install energy-efficiency equipment and systems that measure, regulate and control energy performance and to install renewable energy-related equipment for its office and technical buildings (see Section 4.2.4.2.2 Other energy consumption). This capital expenditure is considered individually aligned.

The proportion of capital expenditure related to aligned activities and to individually aligned activities is 0.2%.

Determination of eligible and aligned operating expenditure

Proportion of operating expenditure related to eligible and individually eligible activities

In accordance with the provisions of Annex 1 to the Delegated Regulation published by the European Commission on July 6, 2021, the operating expenditure base to be taken into account when calculating the eligible proportion of Orange’s operating expenditure is restricted to the following expenses:

−    research and development expenses;

−    building renovation expenses;

−    short-term leases;

−    maintenance, servicing and repair expenses;

−    any other direct expenses, related to the ongoing maintenance of property, plant and equipment by the company or by a third party to which these activities are outsourced, which are required for these assets to remain in good working order.

In accordance with the definition of operating expenditure in the EU taxonomy and the approach of strict compliance with Annex 1 to the Delegated Regulation published by the European Commission on July 6, 2021, Orange has not taken into account the energy expenses incurred to operate its Data centers, in particular.

The proportion of Orange’s operating expenditure related to the Group’s eligible and individually eligible activities is determined by dividing the sum of the Group’s operating expenditure from eligible activities and operating expenditure from individually eligible activities, as described in Section 4.2.7.3.1 Determination of eligible activities within the meaning of the EU taxonomy, by the sum of operating expenditure corresponding to the definition given above.

Economic activities	Code	Opex	Proportion of Opex 2023	Substantial contribution criteria						DNSH Criteria (‘Does Not Significant Harm’)						Minimum safeguards	Proportion of Taxonomy aligned (A.1) or eligible (A.2) Opex 2022	Category enabling activity	Category transitional activity
				Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems
		K EUR	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Percent	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	586	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%		T
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	22	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.0%	E
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	849	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.2%	E
7.6 Installation, maintenance and repair of renewable energy technologies	CCM 7.6	53	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	0.1%	E
9.3 Professional services related to energy performance of buildings	CCM 9.3	131	0.0%	Y	N/EL	N/EL	N/EL	N/EL	N/EL	Y	Y	Y	Y	Y	Y	Y	-
Opex of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		1,641	0.1%	100%	-	-	-	-	-								0.3%
Of which Enabling		924	0.0%	100%	-	-	-	-	-	Y	Y	Y	Y	Y	Y	Y	-	E
Of which Transitional		586	0.0%	100%						Y	Y	Y	Y	Y	Y	Y	-		T
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL	EL; N/EL
8.1 Data processing, hosting and related activities	CCM 8.1	127,773	6.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								10.3%
8.2 Data-driven solutions for GHG emissions reductions	CCM 8.2	21,364	1.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1.4%
8.3 Programming and broadcasting activities	CCA 8.3	3,886	0.2%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								5.9%
13.3 Motion picture, video and television programme production, sound recording and music publishing activities	CCA 13.3	321	0.0%	N/EL	EL	N/EL	N/EL	N/EL	N/EL								0.0%
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	10,782	0.5%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.4%
7.2 Renovation of existing buildings	CCM 7.2; CE 3.2	159	0.0%	EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
7.3 Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	347	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	3	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.6 Installation, maintenance and repair of renewable energy technologies	CCM 7.6	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
7.7 Acquisition and ownership of buildings	CCM 7.7	95	0.0%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
9.3 Professional services related to energy performance of buildings	CCM 9.3	-	-	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.0%
5.1 Repair, refurbishment and remanufacturing	CE 5.1	21,434	1.0%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
5.3 Preparation for re-use of end-of-life products and products components	CE 5.3	711	0.0%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.0%
Opex of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2.)		186,875	8.9%	85.9%	2.3%	-	11.9%	-	-								18.0%
Turnover of Taxonomy eligible activities (A.1. + A.2.) (A)		188,516	9.0%	86.0%	2.2%	-	11.7%	-	-								18.2%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Opex of Taxonomy-non-eligible activities (B)	1,907,812		91.0%
Total (A + B)	2,096,329		100.0%

The table below indicates the percentage of eligibility and alignment of activities that contribute substantially to the various environmental objectives.

	Proportion of Opex/Total Opex (1)
	Taxonomy-aligned per objective	Taxonomy-eligible per objective (A.1 + A.2)
CCM	0.1%	7.7%
CCA	-	0.2%
WTR	-	-
CE	-	1.1%
PPC	-	-
BIO	-	-

(1)   Operating expenditure determined in accordance with the definition of operating expenditure in the Delegated Regulation.

For fiscal year 2023, operating expenditure, as defined in the Delegated Regulation, for eligible and individually eligible activities amounted to 189 million euros, of which 151 million euros for eligible activities and 37 million euros for individually eligible activities.

Operating expenditure according to the definition in the Delegated Regulation represented 7.3% of the Group’s total operating expenditure from the external purchases, other operating income and expenses, and labor expenses line items of the Group at end-2023.

The Group’s total operating expenditure from the external purchases, other operating income and expenses, and labor expenses line items amounted to 28,791 million euros at the end of 2023. For information, operating expenditure related to eligible and individually eligible activities represented 0.7% of the total operating expenditure related to external purchases, other operating income and expenses, and labor expenses.

This operating expenditure forms part of the external purchases, other operating income and expenses, and labor expenses detailed in Section 3.1.2.2 Group operating results.

The proportion of operating expenditure related to eligible and individually eligible activities amounted to 9% at December 31, 2023, versus 18% at December 31, 2022. This decrease is mainly due to a more granular analysis of operating expenditure related to the activities 8.1 "Data processing, hosting and related activities," 8.2 Data-driven solutions for GHG emissions reductions" and 8.3 "Programming and broadcasting" for the Orange Business scope.

Proportion of operating expenditure related to aligned activities

The proportion of Orange’s operating expenditure related to the Group’s aligned and individually aligned activities is determined by dividing the sum of the Group’s operating expenditure from aligned activities and operating expenditure from individually aligned activities by the sum of operating expenditure in accordance with the definition in the Taxonomy Regulation.

In fiscal year 2023, the amount of operating expenditure from aligned activities, according to the definition in the Delegated Regulation, was non-material.

Operating expenditure related to activities 8.1 "Data processing, hosting and related activities," 8.2 "Data-driven solutions for GHG emissions reductions," 8.3 "Programming and broadcasting" and 13.3 "Motion picture, video and television program production, sound recording and music publishing" is considered non-aligned, as the revenues derived from these activities are themselves non-aligned.

For fiscal year 2023, (i) operating expenditure for Orange Polska’s smart bikes and "Orange Energia" services are no longer taken into account in activities 6.4 "Operation of personal mobility devices, cycle logistics" and 7.6 "Installation, maintenance and repair of renewable energy technologies," respectively, but in activity 8.2 "Data-driven solutions for GHG emissions reductions."

Orange Polska considers the smart bikes and "Orange Energia" services, previously included in activities 6.4 "Operation of personal mobility devices, cycle logistics" and 7.6 "Installation, maintenance and repair of renewable energy technologies," to require the implementation of a technological component (network and Machine to Machine) which treats them as IoT services. This means that these solutions are now included in the activity 8.2 "Data-driven solutions for GHG emissions reductions." This change has a non-material impact on the performance indicators presented in 2022 and has therefore been implemented for the indicators for 2023 and beyond. Individually aligned operating expenditure, according to the definition in the Delegated Regulation, totaled 2 million euros.

Based on the information provided by the relevant suppliers, operating expenditure related to activity 6.5 "Transport by motorbike, passenger car and light commercial vehicle" meets some of the technical screening criteria and DNSH criteria, and is therefore considered partially aligned.

The real estate-related operating expenditure considered aligned mainly concerns the installation, maintenance and repair of instruments and devices for measuring, regulating and monitoring the energy performance of buildings and the installation of charging stations for electric vehicles, as well as the installation and maintenance of photovoltaic panels at technical and office sites.

The proportion of operating expenditure related to aligned and individually aligned activities amounted to 0.1%. This proportion remained relatively unchanged in fiscal year 2023 compared to fiscal year 2022, despite a fall in eligible operating expenditure due to a more granular analysis of the Orange Business scope.

Note on methodology - EU taxonomy

To calculate the performance indicators related to the EU taxonomy, Orange used the following assumptions:

−    numerator of the eligible and individually eligible operating expenditure indicator:

-     operating expenditure related to eligible activities 8.1 "Data processing, hosting and related activities" and 8.2 "Data-driven solutions for GHG emissions reductions" was estimated using the tool for the allocation of direct and indirect costs to the various business lines of the Orange Business division, with a more granular analysis of the proportion of expenditure directly related to eligible activities,

-     operating expenditure related to employees in charge of maintenance for the eligible activities within the meaning of the EU taxonomy was estimated based on an assumption of 3.3% of the payroll costs over 12 rolling months allocated to assets in the "Operation and maintenance" employment category in the jobs classification used by the Orange group. This assumption is in line with the proportion of the Group’s revenues eligible within the meaning of the EU taxonomy,

-     operating expenditure related to activities for the transition to a circular economy mainly includes the costs of refurbishing mobiles and boxes and of testing mobiles prior to their resale;

−    denominator of the eligible and individually eligible operating expenditure indicator:

-     operating expenditure related to employees in charge of maintenance was estimated based on the payroll costs over 12 rolling months allocated to assets in the "Operation and maintenance" employment category in the jobs classification used by Orange,

-     the implementation of the adaptation DNSH criterion, for the relevant assets, was treated in line with the Group’s consideration of climate change-related risks and in accordance with the Intergovernmental Panel on Climate Change’s SSP5-8.5 scenario.

For activity 5.1 "Repair, refurbishment and remanufacturing," the cost of batteries and other consumables could not be isolated from capital or operating expenditure, so these items are included in the calculation of the performance indicators.

For any links to the Group’s financing strategy, see also Section 4.1.8 Financing linked to sustainable performance.

4.2.7.4     Note on methodology - Environment

Note on carbon footprint assessment methodology

Scopes 1, 2 and 3 greenhouse gas emissions are assessed in accordance with an internal methodology guide developed by the Group’s CSR Department. Its key principles, scope and reporting methodologies are outlined below. This guide is updated periodically as methodology decisions are made. A more comprehensive methodology guide has been developed, in coordination with the regions and businesses and with methodological support from Carbone 4. It aims to serve as a reference for the periodic assessments of scopes 1, 2 and 3, at the Group level as well as for the entities, countries, regions and businesses.

General principles

Orange has opted to assess its scopes 1, 2 and 3 greenhouse gas emissions in accordance with the methodologies developed by the GHG Protocol (www.ghgprotocol.org). It supplements these methodologies, where applicable, with the International Telecommunication Union standards, in particular ITU L. 1420 and the guide to Scope 3 emissions for telecommunication operators (a joint ITU, GSMA and GeSI publication in 2023). Every year, when preparing the assessments, the Group CSR Department identifies and analyzes any deviations from the GHG Protocol’s recommendations.

Frequency of reporting

The key indicators are subject to quarterly reporting at the entity level, and indicators that are less material for the Group or for which data collection is more complex are reported every six months or annually; reporting is quarterly for scopes 1 and 2, and annually for scope 3.

Organizational scope and scope of activity

Orange has opted to assess its scopes 1, 2 and 3 greenhouse gas emissions using the GHG Protocol’s "Financial Control" approach. Accordingly, all the subsidiaries that are financially consolidated by the Group are included in the scopes 1, 2 and 3 assessments.

Commitments with respect to CO2 emissions concern the digital segment. Therefore, as an exception, the subsidiaries Orange Bank and Orange Energia Poland are excluded from the organizational scope of the Group’s scope 1, 2 and 3 commitments, since these business lines belong to sectors that differ significantly from the digital sector. However, the scope 1, 2 and 3 emissions of Orange Bank and Orange Energia Poland are still assessed and fall within the scope covered by the reporting. For reporting on CO2 emissions, the Group’s totals include these subsidiaries; "digital sector" subtotals are added to make the link with the Group’s commitments. Thus, for 2023, the data shown cover the entire consolidated financial scope, unless otherwise indicated. A new entity was included in the reporting on energy consumption and scope 1 and 2 emissions: VOO (operator acquired in Belgium in 2023). VOO was not included in the calculation of the Group’s scope 3 emissions in 2022 since this company was not a subsidiary during that period. The change in the configuration of the mobile infrastructure in the Group’s Europe scope, reflected in its subsidiary, TOTEM (a European TowerCo that aims to open up its passive mobile infrastructure, high points such as masts and flat rooftops, to other operators), led to a change in the reporting of the underlying environmental indicators. For fiscal year 2023, the energy consumption for TOTEM’s French scope continued to be reported in the "France" entity: the energy consumption for TOTEM’s Spanish scope was reported in the TOTEM entity (scope 1 energy) and in Orange Espagne (scope 2 electricity).

The international reporting of Orange Business, for scopes 1 and 2, is limited to 11 countries (or 69 sites) out of the 67 countries (outside France) in which it operates. These countries represent 73% of Orange Business International’s workforce and 64% of the occupied floor space of its buildings (in m²). The countries are Australia, Brazil, Switzerland, Egypt, Germany, India, Mauritius, Russia, Singapore, the United States and the United Kingdom.

As regards electricity consumption, Orange Business International’s reporting is based on 148 sites in 44** countries (44 countries for which the reporting is done by Accenture + Russia) where Orange Business is located.

These countries represent 89% of the occupied floor space of its buildings (in m²) outside France.

Orange Business’s international reporting for scope 3 corresponds to all countries in which Orange Business operates internationally.

The scope covered by the reporting is therefore specified below each of the scopes 1, 2 and 3 indicator tables.

Historical data for fiscal years 2015, 2021 and 2022: the historical data for these fiscal years have been adjusted to supplement the previously unavailable data and to reflect the changes in scope that occurred during fiscal year 2023:

−    integration of VOO energy consumption and GHG data;

−    integration of energy consumption and GHG data (tertiary and vehicles) of several entities in the MEA region;

−    integration of Basefarm’s historical energy consumption and GHG data;

−    integration of energy consumption and GHG data from Orange Polska’s district network;

−    change in the heavy fuel oil emission factor for Orange Marine’s business to align with the supplier’s emission factor.

Specific case of the district heating network: the entities reporting the heating/cooling energy consumption of their district networks are Orange France, Orange Polska and Orange Communications Luxembourg. This indicator does not concern or is not material for other entities.

Specific cases of refrigerant leaks: the entities reporting on their refrigerant leaks are Orange Polska, Orange Espagne, Orange Romania and Orange Marine. This indicator does not concern or is not material for other entities.

Reporting methodology

The environmental reporting in this section is based on a non-financial information system.

Figures relating to the fourth quarter may be estimated in the event that the data is not available within the timeframe required for publication. The figures presented, mainly energy consumption and waste, correspond to those under Orange’s direct control, except for scope 3.

The changes in methodology that had a Group-level effect greater than or equal to 5% of the indicator, or a country-level effect greater than or equal to 20% of the indicator, and data updates following receipt of definitive figures that had a material effect on the Group, are calculated on a comparable basis (pro forma). The data for the year (y-1) adjusted in the report are thus indicated in the notes to each table.

To be more aligned with its financial reporting, the Group presents scopes 1 and 2 energy consumption and emissions according to the following four main divisions: France, rest of Europe, Africa & Middle East (MEA), and other (consisting of Orange Business, TOTEM, Orange Marine and Orange Bank).

Environmental Management System

The "Group ISO 14001 certification rate" KPI is the ratio of electricity consumed by all scopes that are ISO 14001-certified over the total electricity consumed by the Group. For France, the proportion of certified electricity is measured relative to the workforce covered by ISO 14001 certification.

It is calculated across the scope of the entities or divisions consolidated by the Group.

The France entity consists of the following entities: Orange France + Orange Business in France.

Orange France is fully certified for all its activities, products and services in mainland France.

Orange France employees working on certified sites: 38,378.

Orange Business employees working on certified sites in France: 6,231.

Orange Business employees working on certified sites internationally: 9,554.

Energy

The energy used by Data centers, buildings and stores is calculated using the online control tool that measures and controls in real time all of the buildings’ systems, including IT equipment, air conditioning, UPS (uninterruptible power supply), etc.

Energy consumption is derived from the invoices supplied by the energy supply companies. It may be estimated, in particular for the fourth quarter of the year, or obtained by the extrapolation of financial data to physical data (this is notably the case for France, which estimates the fourth quarter from 2022 data):

−    Orange Slovensko: energy data are estimated data;

−    Orange Côte d’Ivoire: for "network" consumption, 67.3% of electricity consumption and 39% of fuel consumption are estimated, since the TowerCo service provider does not provide data on the consumption of mobile sites. The data are therefore estimated by reporting the consumption from 2021, currently the last year for which invoices are available;

−    Orange Madagascar: the fuel oil consumption data were not comprehensive or reliable in previous years. The 2023 figure includes data from previous years. The data may be adjusted retroactively in future years;

−    Orange Romania (including its OROC subsidiary, integrated in 2022): much of the energy data for 2023 is estimated based on invoices from the previous year and the energy budget for the current year. This estimate had to be used because the energy provider had not yet sent all the invoices for 2023 at the time of the audit.

The "fuel oil consumption (all buildings and all uses)" indicator combines the consumption (excluding vehicles) of domestic fuel oil, diesel and gasoline, as well as marine diesel for Orange Marine’s fleet.

Technical sites not connected to the national grid are supplied by generators running on fuel oil. Until 2020, the coefficient for converting m³ of fuel oil into GWh, used for the ITN perimeter, came from the GHG Protocol. Since 2021, after technical analysis, the coefficient for converting m³ of fuel oil into GWh was revised in order to match the values measured and reported by Orange’s monitoring systems, or extrapolated from an average of all values measured when there are no monitoring systems.

In the MEA region, the data for network and tertiary fuel oil consumption may come from meters installed on sites or from the conversion of fuel oil consumption from m³ to GWh. Therefore, the fuel consumption data in MWh measured by those meters are reported directly, without using the m³ to MWh conversion factor.

Data on a comparable basis, including 2015 data, has been restated to account for this new methodology.

When network sharing with a third-party operator in which the technical environment is shared, only the electricity purchased by Orange for its own sites is recorded; this rule applies due to the fairly balanced nature of the sharing.

The Group’s renewable energy proportion takes into account the renewable energy proportion of each country according to the IEA (International Energy Agency) data in its updated version for 2023 in proportion to Orange’s consumption in each of these countries, restated for consumption of Orange’s own renewable energy (own production).

Scopes 1 and 2 assessment method

Scope 1 CO2 emissions are assessed by multiplying activity data (energy consumption) by an emission factor for the year in question. The emission factor is obtained from the ADEME database or from the GHG Protocol, where available. These emission factors are subject to regular updates. The different types of energy considered in this scope are fuel oil, gas, coal, gasoline and diesel. Leakage of refrigerants (fluids used for air-conditioning) or from automatic fire suppression systems (fluids used to limit the impacts of a fire in strategic network rooms) is included in scope 1 when it is material and measurable (this is the case for five entities: Poland, Spain, Romania, Orange Marine and TOTEM Spain).

Specific case of fuel oil used by Orange Marine vessels: until now, the emission factor used by the Group to calculate greenhouse gas emissions was that of domestic fuel oil, i.e. 2.7 kg CO2eq per liter (source: ADEME). The Group replaced it this year with the IMO (International Maritime Organization) emission factor of 3.2 metric tons of CO2eq per metric ton of marine diesel.

Scope 2 CO2 emissions consist of combustion emissions related to electricity consumption and district heating.

The emissions associated with scope 2 electricity consumption must be assessed, according to the GHG Protocol’s recommendations, using both the market-based and location-based methods. These two methods are described in the GHG Protocol’s documents at ghgprotocol.org.

The location-based method considers average emission factors for the electricity grids, which are national by default, from which electricity consumption occurs.

The method that companies present most frequently is the market-based method, because it allows them to zero out scope 2 emissions corresponding to electricity from renewable sources. Every year, Orange assesses its scope 2 emissions according to both methods and, like most companies, uses the market-based method for its communications.

Emissions corresponding to district network consumption are not included in the calculation of location-based scope 2 emissions, but only in the calculation of market-based scope 2 emissions.

For electricity from renewable sources:

−    under the market-based method, emissions corresponding to consumption of electricity from renewable sources are counted as zero;

−    under the location-based method, activity data are multiplied by an emission factor for the consumption stage only (excluding production of generator-type equipment and excluding energy transport) for the year and the country in question. These country mix emission factors are collected by the Group CSR Department from the International Energy Agency (IEA) and are updated regularly. For the 2023 emissions related to electricity consumption, the IEA emissions factors in their updated version from September 2023 were used for all countries. Emissions from previous years have not been restated for these new emissions factors.

For electricity from non-renewable sources:

−    under the market-based method, activity data are multiplied by emission factors for the consumption stage only (excluding production of generator-type equipment and excluding transport). To align with the GHG Protocol’s recommendations, the Group CSR Department and the countries must reconcile, for each emission factor, the data communicated by the countries’ electricity producers and the average emission factor communicated by the International Energy Agency (IEA) or by the Association of Issuing Bodies (AIB) to determine which factor best represents the electricity supplied [20]. When a reliable and audited emission factor is available for a specific power purchase agreement, it may be used according to the GHG Protocol’s recommendations;

−    under the location-based method, activity data are multiplied by an emission factor for combustion only, for the year and the country in question. These emission factors are collected by the Group CSR Department from the IEA or the AIB and are updated periodically.

Electricity from renewable sources includes solar, wind, green hydrogen, hydropower, biomass and biofuel.

The emission factors for the district energy networks in France are those provided by the French district heating and cooling system observatory (Observatoire des réseaux de chaleur et de froid) and by Poland’s Energy Regulatory Office [21].

Scope 3 assessment method

Scope 3 emissions were assessed, for years 2018 to 2022, again with assistance and methodological guidance from Carbone 4. The assessment is based, as much as possible, on physical activity data multiplied by emission factors (EFs) from life-cycle analyses, from databases, such as those developed by ADEME (the French Agency for Ecological Transition) or the IEA, or from extrapolations, or otherwise on monetary activity data from Orange’s purchasing/fixed assets databases, multiplied by ADEME’s monetary emission factors or, as much as possible, monetary emission factors specific to Orange’s suppliers developed from Carbon Disclosure Project reports (supplier CDP).

The 2023 assessments were based on all 15 GHG Protocol categories, with the exception of categories 3.8, 3.10, 3.12, 3.14 and 3.15, for which the estimates were considered not material or because they are not applicable to the Group’s activity.

The activity data is preferably physical data. Monetary data was used when it was not possible to obtain reliable physical data. For 2022, the breakdown was about 45% physical data and 55% monetary data.

For monetary emission factors, inflation was taken into account in 2022 relative to 2021 with the widespread application for all Group countries of a 5.2% discount, corresponding to the average rate of inflation recorded by INSEE (Institut national de la statistique et des études économiques - the French National Institute of Statistics and Economic Studies) in France. This is proposed for future calculations of rates specific to countries or regions.

The activity data was estimated for some countries and some scope 3 categories. This was the case for the following categories: building and vehicle fleet fixed assets, upstream and downstream transportation, employee commuting, purchase and use of fixed customer premises equipment (CPE), and purchase and use of smartphones. The estimation methods are described in a comprehensive note on methodology.

Scope 3 emissions categories		GHG Protocol category considerations
Upstream	3.1 - Purchased goods and services

For purchases of services, emissions are calculated by multiplying the annual expenditure on purchases of services classified according to the Group’s purchasing category frameworks, by ADEME’s monetary emission factors (EFs) and, wherever possible, Orange’s supplier-specific monetary emission factors. The expenditure taken into account is annual expenditure on service purchases, for all Orange countries, classified according to the Group’s purchasing category frameworks. The source file is an extraction from Smart Reporter, from which the physical data already counted has been removed.

For OB telecoms expenditure: a specific monetary emission factor is calculated for each country by adapting the French telecoms EF corresponding to electricity emissions in proportion to the electricity mix of the country in question.

For purchases of customer equipment (fixed assets [22] or OPEX), emissions are calculated by multiplying the number of pieces of equipment purchased by Orange each year per country, type and model, with specific emission factors that account as much as possible for the new/refurbished distinction. Emission factors for manufacturing (for boxes, IoT and MBB) are based as much as possible on life-cycle analyses (LCAs) carried out by Orange or by the manufacturers. For Apple and Huawei smartphones, model-specific EFs are used. For other handsets, the EFs used come from Eco Rating. When physical data is not available, the monetary data in the Group Purchasing file is used (use of an Orange-specific monetary EF). When there is no Orange LCA for certain equipment, these Orange-specific EFs are averaged or extrapolated to cover as many situations as possible. As a last resort, Orange uses ADEME’s monetary EF (Services - Electrical and optical IT and office equipment) at 400 kgCO2e/€k.

3.2 - Capital goods

Network equipment: for France, the calculations are based on the number of pieces of equipment purchased each year by Orange, per type and model, with the new/refurbished distinction as well, with EFs coming as much as possible from the manufacturing phase in Orange’s LCA. For the rest of the world, as the physical data is not yet usable, Orange uses monetary data corresponding to expenditure per year, by country, by type and by model, while differentiating new equipment from refurbished equipment as much as possible, with monetary EFs specific to the Orange networks. The physical EFs used come from a variety of sources (PEP Ecopassport, Orange LCAs, Carbone 4 calculations, ADEME’s Carbon Database). Monetary EFs specific to the Orange networks were calculated by Carbone 4, based on the France network analyses.

Buildings (fixed assets or rentals): emissions are calculated by multiplying physical data (floor space occupied by Orange) per type of building (store, office, warehouse, parking lot, etc.), no matter if the buildings are rented or owned, by ADEME’s corresponding floor space EFs (in kgCO2e/m2 of net floor area). This value is then divided by 50 years, which is the period used for building depreciation in carbon accounting (consequently, buildings that are more than 50 years old are not counted in the carbon footprint calculation).

Vehicles: emissions are calculated by multiplying the number of vehicles used by Orange (vehicle fleet, whether owned or under long-term leases) per type (passenger car, light commercial vehicle, sedan, truck, van, etc.), by the corresponding EFs from ADEME’s Carbon Database or Carbone 4’s internal databases. This value is then divided by 10 years, which is the period used for vehicle depreciation in carbon accounting (consequently, vehicles that are more than 10 years old are not counted in the carbon footprint calculation). When the type of vehicle is not known, the default type applied is the sedan, because it is associated with an intermediate EF between passenger cars and light commercial vehicles.

Vessel: manufacturing and end-of-life emissions are calculated from Orange Marine’s vessel usage data (annual energy consumption), representing 86% of emissions over the vessel’s lifetime (based on an available LCA profile used for all vessels). The use of annual data is equivalent to the depreciation of the vessel’s construction.

3.3 - Fuel- and energy-related activities

Emissions are calculated by multiplying the amounts of energy purchased by Orange (coal, gas, fuel oil, electricity or renewable energy purchased or self-produced, in metric tons, m3, liters or GWh, respectively) by the corresponding EFs (EFs for energy excluding combustion) from the GHG Protocol, ADEME, Carbone 4 (IEA’s database) or United4efficiency (for certain MEA countries).

The approach used is a market-based approach. For renewable electricity purchases, the EFs are from ADEME or suppliers (in the case of PPAs).

Use of energy sold: emissions (due to combustion and upstream energy) are calculated by multiplying the amounts of energy sold by the Orange group (in metric tons, liters, m3 or GWh) by the corresponding EFs. The emission factors for electricity of non-renewable origin are from the IEA, including combustion and fuel and energy-related activities.

The emission factors for electricity of renewable origin are from ADEME, including combustion and fuel and energy-related activities.

3.4 - Upstream transportation and distribution

The data provided by Orange (O’GREEN program) are the metric tons transported upstream by receiving country and the corresponding emissions by method of transport. The data are based on actual and operational data collected from various suppliers. This approach must be introduced systematically for key suppliers (ranked in the top 12 by revenue) and taken into account in the Group’s scope 3 reporting. However, the data remain incomplete, so Carbone 4 has sometimes extrapolated the data provided by Orange based on the metric tons transported downstream, as monitored by the O’GREEN program. LCAs have been used for the transport of handsets and boxes, thanks to the work carried out under the O’GREEN program.

Extrapolations were made for other forms of transport.

3.5 - Waste generated in operations

Emissions are calculated by multiplying the amount of waste (in metric tons or m3 by material) per country by the corresponding emission factors from ADEME or ASTEE (for waste water), depending on whether or not this waste is recovered.

	3.6 - Business travel	Emissions are calculated by multiplying the distances traveled, per by country and per mode of transport (train, plane), by ADEME’s EFs per passenger-km, by mode of transport.
3.7 - Employee commuting

Emissions are calculated by multiplying the number of FTEs per country by an average EF for annual employee commuting based on data from the French national transport and travel survey (Enquête Nationale Transports et Déplacements (ENTD) conducted by INSEE, the French National Institute of Statistics and Economic Studies) and ADEME. For France, Poland and Belgium, this calculation takes into account the share of employees who use public transport and bicycles, as well as remote work days, obtained from survey results

	3.8 - Upstream leased assets	Note: data incorporated into the assessment for category 3.2 as it is difficult to separate the data related to the buildings that Orange owns from the data related to the buildings that Orange leases
Downstream	3.9 - Downstream transportation and distribution

Emissions are obtained directly from the O’GREEN program in Europe. They include emissions related to carriers’ logistics warehouses. For the 2022 data, Egypt’s "network" flows and Senegal and Jordan’s "customer equipment" flows have been integrated

	3.10 - Processing of sold products	Not applicable to Orange’s activities to date
3.11 - Use of sold products

Emissions are calculated by multiplying the number of pieces of equipment [23], per type of equipment (smartphones, feature phones, DECTs, B2B routers), by their specific annual electricity consumption, and by the EF for the average electricity mix of the country of use.

Note: consumption data for DECTs were provided by Orange. Mobile phone consumption data was found in the literature. EFs for electricity are, by default, the same as those used for scope 2 electricity (location-based method)

	3.12 - End-of-life treatment of sold products	Estimated emissions not material and not assessed
3.13 - Downstream leased assets

Because some customer equipment is equipment that is leased to customers, for the 2022 calculation, Orange decided to move it from category 3.11 to category 3.13. This category covers emissions related to Livebox and SetTopBox equipment [24] and Wi-Fi repeaters. The calculation is obtained from the consumption of this equipment expressed in KWh/year/product, the average electricity mix of the country of use (in gCO2/KWh) and whether the equipment is on or in standby mode.

Note: consumption data for boxes were provided by Orange.

	3.14 - Franchises	Not applicable to Orange’s activities to date
	3.15 - Investments	Optional category. Emissions not material and not assessed

Circular economy indicators

Waste

Orange adheres to the definition of waste recovery in Directive 2008/98/EC of November 19, 2008 on waste: waste recovery is a set of processes whereby material or organic waste is transformed for a specific purpose. "Materials recovery" covers the reuse, reclamation and recycling of materials extracted from waste. The new materials generated are called "secondary raw materials" or "recycled raw materials." "Energy recovery" means using the calorific value of the waste by burning it and recovering this energy in the form of heat or electricity. "Recycling" is a method of waste recovery that aims to place some or all of the materials back into the manufacturing cycle for a similar or different product. Waste that is sent to landfill or incinerated without energy recovery is not considered recovered.

Orange considers waste to be recovered when it is entrusted to a service provider or a licensed external organization, with or without a financial transaction, that is able to provide all the documents needed to ensure its traceability, from recovery to processing, and prove the waste has been recovered.

In certain countries, the public authorities manage responsibility for waste processing and issue a waste recovery certificate. This is the case for Orange’s waste in Egypt and Romania, and for batteries in Jordan.

As with the 2022 reporting, the 2023 reporting is based on the list of hazardous waste established by Decision 2000/532/EC.

Scope

Orange’s waste reporting scope increased in 2023 with the integration of Luxembourg and Globecast (Orange Business). Orange Belgium, Orange Espagne, Orange Côte d’Ivoire and Jordan Telecom (since 3Q 2023 only) continued to expand their reporting scope.

Orange Marine: following a change in the tool used, fourth-quarter data for vessels are not included in Orange Marine’s reporting. The data will be adjusted retroactively during the 2024 reporting.

In Europe: Luxembourg will extend its reporting to trade WEEE and batteries over 3 kg by 2024. As of this year, Spain has obtained reporting for the first time from its maintenance service providers, who will continue to consolidate the data in the future.

TOTEM: TOTEM France’s waste is included in Orange France’s reporting, unlike that of TOTEM Spain, which completed the first part of its waste reporting this year. Orange Romania’s reporting includes the fixed telephony entity. VOO, which was only acquired during the fiscal year, was not included in Orange Belgium’s waste reporting.

Some data remain partial or are estimated by extrapolating weights. This is the case for Orange Mali, Orange Cameroun, Jordan Telecom, Orange Maroc and Orange Egypt. The same is true, to a lesser extent, for Orange Belgium, where estimates are provided directly by the service provider.

For the MEA region, the majority of waste reporting corresponds to outgoing equipment from the fixed asset portfolio (wooden poles, cables, WEEE, mobile-access network equipment, etc.). The volume sent to service providers may therefore include waste from previous years.

At end-2023, Orange had advanced mapping of the waste identified by subsidiaries. The coverage rate for each category of waste has been expressed as a percentage of the Group’s 2023 revenues. For the MEA region, the regulatory framework and the immaturity of the local waste treatment providers impact the quality of the monitoring of waste and its treatment after removal.

It is still difficult to obtain on time the information expected from service providers concerning the traceability and final treatment of Orange’s waste (lack of clear information on the types of waste treated, the associated treatment codes, certificates of recovery, etc.). This has a direct impact on the recovery rate. This is the case in Côte d’Ivoire, Mali, Cameroon and Belgium.

For Orange Marine, there is a lack of information on the treatment of waste from vessels when they do not return to base. Although waste is sorted on board, port authorities require ships to unload their waste, often in dumpsters, where it is then consolidated.

Mobile phones recovered

The calculation of mobile devices recovered takes into consideration five recovery streams: responsible citizen recovery, recovery of mobile devices waste in Africa, B2C redemption offers, Buyback offers for businesses and after-sales service returns. The percentage is calculated by dividing the number of mobile handsets recovered by the number of new mobile handsets sold by Orange over the same period.

The reporting scope for 2023 is specified below the indicator table.

Water

Following an assessment of the volumes involved, Orange does not consider water issues to be material. Therefore, the Group does not have a quantified target for this topic. The volumes of water consumption are also not significant enough to warrant setting up a restrictive and verifiable process of collecting and consolidating data.

However, the Group continues to report on water: in 2023, the Group’s water consumption scope covered seven of the eight European countries (83% of revenues), three (Egypt, Jordan and Côte d’Ivoire) of the 16 countries in the MEA region (30% of revenues) and Orange Business.

The main sources of water consumption in the Orange group are water fountains, restrooms, cafeterias (when the cafeteria and the Orange building share the same water meter) and air conditioning systems for technical sites (Data centers).

The main sources of water consumption in the Orange group are water fountains, restrooms, cafeterias (when the cafeteria and the Orange building share the same water meter) and air conditioning systems for technical sites (Data centers). In France, all Data centers are within scope, except for Chartres and Val de Reuil (the estimated consumption of these two sites combined is around 0.07% of total consumption for Orange in France). Water consumption reported for Jordan does not include water consumed by data center cooling systems. For other countries, the Group has no visibility on the inclusion or exclusion of water consumption from data center cooling processes.

Water consumption can be estimated when data are not available: this is the case for Orange Belgium and Orange Slovensko (estimated from 2022 data) and for Orange Romania, Jordan Telecom and Orange Côte d’Ivoire (fourth quarter estimated based on the first three quarters of 2023).

4.3     Social

Orange’s purpose, enshrined in its Bylaws, emphasizes Orange’s mission to contribute to a "responsible" digital world. In that respect, Orange’s societal approach essentially consists of regarding everyone - including people who may have difficulty using digital tools - as potential beneficiaries of its services, with tailored solutions that have a positive impact on their lives. As an economic actor, Orange’s responsibility extends to the support that the Group offers its value chain and the influence that Orange exerts on public and private ecosystems to foster a more inclusive economy and society. As an employer, Orange seeks to offer opportunities for employment and professional development without discrimination.

4.3.1      Own workforce

The challenges for Orange’s HR function are, on the one hand, permanently having the skills necessary for its business in view of the accelerated development of its business lines, and on the other hand, ensuring employee engagement and the health, safety and improvement in quality of life and working conditions of each employee, against a backdrop of far-reaching technological, geopolitical, social and environmental change.

The Orange HR function is responsible for all employees, interns, applicants and future hires. The HR function is also involved in managing and implementing the Vigilance Plan for all stakeholders, in particular its partners, subcontractors and people who may be affected by its activities.

To meet these challenges, the Orange’s Human Ressources Department has defined three priority areas:

Skills: Orange is proactive in adapting its employees’ skills to the requirements of its business model, while taking their ambitions into account. The Group has strategic workforce planning in place, which highlights the key skills to be developed now and in the future. It offers training and professional retraining programs.

Culture and engagement: Orange is keen to foster a culture of trust and collective performance which is both responsible and compassionate. The Group has undertaken to establish a shared culture that informs day-to-day practices by putting employees front and center. HR is positioned to support management in implementing all these actions, ensuring that there is some room for maneuver locally.

Efficiency: Orange takes a responsible approach toward supporting organizational and business developments and the roll-out of the new company model, which seeks to clarify the roles of each organization and individual with a focus on improving organizational efficiency.

4.3.1.1     Orange’s governance for its human capital

4.3.1.1.1      New company model governance committees

The Group Human Resources Department is supported by two new company model governance committees: the Employment and Compensation Committee, and the Diversity, Equity and Inclusion Committee.

The Employment and Compensation Committee recommends structural decisions for the Group in terms of employment and compensation, skills management and organization, which can then be submitted to the Executive Committee if necessary. It approves the overarching multi-year guidelines for employment and skills requirements and the salary increase budget to be implemented for the coming year. It supports the divisions with financial and workforce planning needed to implement the strategic plan. The Committee is chaired by the Executive Director in charge of Human Resources and members of the relevant teams. It brings together the Executive Director of the new company model, the Group Finance and Performance Director, the Controlling Department Director and members of the Group Executive Committee in charge of a division, including their Finance Directors.

The Diversity, Equity and Inclusion Committee defines the priorities of the equality, diversity, equity and inclusion policy and the associated indicators on the basis of the studies and analyses presented to it. It approves the launch of the programs or actions proposed to it in order to give effect to these strategic priorities and monitors their roll-out at the Group’s entities, based on an annual roadmap and the associated communication plan. It is co-chaired by the Executive Directors in charge of Group Human Resources and Orange Business, and brings together members of the Executive Committee in charge of a division, the Executive Director of Communication, the Executive Director of Environmental and Societal Responsibility, and the Directors of HR Talent & Development, Sectors and Executive. It meets at least twice a year and arranges to meet with the Executive Committee once a year. The gender equality policy, with a focus on equal pay, is presented once a year to members of the GCSERC. It replaces, with a broader remit, the Strategic Committee for Equality in the Workplace, which met twice in 2023.

4.3.1.1.2      Organization of the human resources function within Orange

The Group Human Resources Department is represented by a member of the Executive Committee, whose role it is to define and implement HR policies and strategies for the execution of the strategic plan.

The implementation of the new company model to operationalize the Lead the future strategic plan includes changes to Orange’s HR organizational model, undertaken in 2023.

The Group Human Resources Department is structured around the Group’s cross-cutting functions, focused on overarching sovereign and "multi-country" policies, the HR departments of divisions/business units, focused on the entity’s activities, a business-led department for coordinating and sharing "HR in France," in charge of HR coordination and delivering shared services to employees and divisions, and a governance designed to simplify/clarify operating procedures, notably by drafting formal HR policies to offer a common foundation and greater transparency.

The Digital, Employment and HR Strategy Management Department supports the sector with a shared HR information system. It identifies the general trends for jobs, professions and skills within the Group.

The main responsibilities of this department are to improve user experience and satisfaction and to design an employment policy together with the business lines to forecast the need for jobs, professions and skills in the light of the Group’s business and technological challenges. This means relying on the business lines, redefined according to these challenges and organized on the basis of the expected trends. The relevant action plans are then developed in terms of training, attractiveness, retention and mobility.

The Talent and Development Department ensures that the skills match the Group’s needs. It implements a talent assessment and detection process at all levels of the organization and seeks to create the right conditions to attract talent externally and retain them internally. Its role is also to explain the principles that reflect Orange’s culture. These underpin the management culture, based on trust and inspired by the Group’s purpose.

The Diversity, Inclusion, Quality of Life and Working Conditions Department fosters an occupational health and safety culture through the roll-out of the occupational health and safety management system, based on compliance with international standards (ISO 45001), in all divisions and subsidiaries.

It coordinates employee feedback, manages the internal Group engagement survey and oversees the implementation of action plans and value propositions that improve the employee experience and employee engagement. It provides the framework for the Group’s Diversity, Equity and Inclusion policy together with the relevant objectives and programs, and ensures that the policy is implemented in the Group’s entities and subsidiaries. Working closely with the Finance Department and the Environmental and Societal Responsibility Department, it coordinates the production of non-financial reports on behalf of the Group HR Department.

The Compensation and Benefits Department organizes and clarifies compensation and benefits policies within the Group through shared programs. It manages labor expenses and the performance of compensation and benefits programs and lends its expertise to operational entities.

The International Social Relations Department allows the forums for international social dialogue to support Orange’s strategy and facilitate its roll-out through a better understanding of the business model and the policies implemented.

These Group functions are accompanied by a dedicated support department for HR and senior executives.

4.3.1.2     Policies and action plans for developing human capital

The HR function relies on several key levers to meet the challenges of developing the Group’s human capital.

4.3.1.2.1      Culture and employee engagement

Employee engagement and a sense of pride in working for the company stem from a strong corporate culture and the values that unite employees, regardless of their background, country, culture or profession.

In 2023, as part of the Lead the future strategic plan and to implement its new company model more effectively, Orange embarked on a project to define what constitutes its culture today, and what it should look like in the future.

The project will begin with a questionnaire sent to all Group employees. This will give Orange an idea of what makes the company unique and where its strengths lie, and help it understand what attitudes and behaviors need to change in order to improve the corporate culture.

The project will be rolled out in the first half of 2024. It will also be an opportunity to define the leadership model (the Orange managerial model) and revisit the management culture that the company wants to instill.

Employee feedback is central to the work of HR and management. This is an important step for Quality of Life at Work, giving Orange an insight into how the progress already made within the Group and its various business lines is perceived, and enabling it to identify areas for improvement that meet employee expectations.

Nearly 55% of Orange employees completed the 2022-2023 Group survey. Overall the results were positive, particularly for employee engagement: 85% were proud to work at Orange, 77% recommended Orange as a great place to work and 86% recommended its products and services.

The results confirmed that the Group’s strategy had meaning for employees and identified areas for improvement in business processes, well-being at work, career prospects and skills development. These are taken into account in the new company model.

In January 2024, Orange introduced a new feedback process for Group employees ("Voice Up"), thereby improving the quality of analysis and peer benchmarking.

The work on the corporate culture at Orange and the results of employee feedback inform the Group’s understanding of the levers of engagement. This drives improvements in the employee and manager experience and shapes the HR policies, processes and tools accordingly.

4.3.1.2.2      Skills and skills acquisition

Orange’s jobs/skills policy is based on two complementary exercises.

Strategic planning of the Group’s jobs and skills

In the light of its Lead the future strategic plan, Orange is conducting a Strategic Workforce Planning (SWP) exercise to forecast, prioritize and define HR policies and action plans relating to jobs, professions and skills for the Group’s internal and external workforce.

The exercise is intended to deflect the qualitative and quantitative impacts of major technological, business and market disruption, such as the impact of virtualization and network automation, the continued digitalization of customer relations, and the evolution of business models in the Enterprise market. The growing and increasingly cross-cutting impact of AI, including generative AI, and the transformation of the business model by tilting more toward CSR and security are also analyzed in the various business lines and activities according to different timescales and granularities.

For the France scope, the Employment and Professional Development Management exercise covers a three-year period. It supplements the strategic planning by providing a national and local vision by employment area, both to implement tailored action plans and to offer visibility to each employee.

The identification of skills is based on a business framework that has been implemented in the management tools since the start of 2020, and a skills framework that is currently being finalized; the strategic skills areas have already been identified. They include, among other things, key expertise (AI data, cybersecurity, software development, virtualization, Cloud), and "skills for all" (listening & acting, communicating with impact, working together, demonstrating entrepreneurship, using and securing data).

Orange can therefore identify the appropriate action plans, whether for recruitment, internal mobility, skills development, career progression, retraining, the make-or-buy policy or working arrangements.

The 2023-2025 fiscal year is set in a constrained economic context combining the loss of income from the Group’s historical activities, the increase in operating costs in an inflationary context, and the continued need for investment in fixed, mobile and Internet networks. It demonstrates the need to continue and accelerate the reduction in the workforce in France for legacy activities, to facilitate the acquisition of new skills to strengthen the strategic areas and activities identified in Lead the future. At the same time, skills are being developed in other countries to support the development of growth regions and activities and move forward with the Group’s expansion in Africa & Middle East. For example:

−    in the B2C market, customer interactions increasingly take place via autonomous digital channels, facilitated by the acceleration in the use of AI; the end result is fewer jobs in telephone-based sales and customer service, coupled with a need to strengthen digital skills to improve customer excellence;

−    in the Enterprise market, the positioning of Orange Business as a leader in new connectivity and digital services, particularly in cybersecurity, simplifying its operating model and adapting its cost structure, has resulted in fewer jobs and a radical change in the skills needed for specialist technical roles, such as cybersecurity experts;

−    the support functions are committed to streamlining and sharing services to foster synergy and assist in scaling up, thereby reducing the number of jobs, particularly in France;

−    at the same time, Orange is strengthening skills in all its businesses to virtualize its networks and make CSR ambitions operational in all business lines and activities.

Skills acquisition

Skills acquisition is one of the Group’s core strategic challenges in order to adapt individually and collectively to changes in professions, skills and new ways of working. This is reflected in a wide range of development options tailored to individual needs. It is based on several complementary tools:

−    a training portal (Orange Learning) for Orange employees, offering courses ranging from acculturation for all Group employees to certification for experts, as well as self-service content such as virtual classes and podcasts; this customized and customizable interface offers distance or face-to-face learning with various innovative methods for developing skills. Orange Learning thus contributes to the personal development of each employee, in line with the Group’s strategy;

−    the network of Group schools, offering training based on priority areas for the Group: data and artificial intelligence, cybersecurity, CSR, the Cloud and network virtualization. It allows employees to learn more about the business lines, improve their knowledge, become an expert, or obtain a certificate or diploma. It relies on its internal business experts and lead partners in the education sector;

−    local business schools involved in activities at a regional level, as a result of which all employees can access a wide range of content enabling them to train in their professional field and develop their skills, or rapidly become operational and gain expertise in a new role.

4.3.1.2.3      Attractiveness, recruitment and mobility

Today’s labor market, especially in the field of technology, is extremely dynamic. It is therefore vital for Orange to be an attractive employer, from recruitment through to the end of the employment relationship, if it is to be successful.

Orange has identified its recruitment priorities for technological skills, particularly in the areas of cybersecurity, data processing and artificial intelligence. This applies to the Europe and Africa & Middle East regions. In 2023, Orange recruited nearly 11,000 new permanent employees, mainly from outside France.

Orange builds on its "employer attractiveness" by leveraging its ability to attract, recruit, retain and rehire employees through processes implemented locally to foster engagement and loyalty, which are applied consistently throughout the Group.

The Group has several tools at its disposal enabling it to meet its needs.

Recruitment and mobility plans

Professional development programs can take several forms throughout an employee’s career, depending on their wishes. This can consist of job enrichment or a career change within or outside their field, a change of geographical setting, or a broadening of their activities through participation in a project or an assignment, and can be accompanied by a promotion.

Mobility within the Orange group

The internal mobility portal "Job Opportunities," launched in France in 2023, acts as a single point of access for all employees in their mobility journey. It highlights strategic roles and shows which entities are recruiting and the key skills required.

Recruitment

In certain activities in France, particularly in the areas of fiber network construction, copper network maintenance and customer service, outsourcing provides the necessary resources.

An intergenerational agreement covering the 2022-2024 period, resulting from social dialogue in France, provides a defined framework for end-of-career support and skills renewal. It provides for the recruitment of 8,000 employees on permanent contracts, with a particular focus on those under 30, and proposes measures to promote the integration of young people and the transmission of knowledge.

Talent management

The Group’s Talent Management policy is based on the firm belief that every employee has talent and potential. It is up to managers, with the support of HR teams, to identify and develop that talent and potential by designing a personal development plan for each employee.

The Group Talent Management policy reflects the twin goals of excellence and inclusion, starting with external recruitment and continuing to the upper echelons of the Group to:

−    offer genuine development prospects by facilitating career progression;

−    fill key positions through better planning;

−    set up a common foundation (governance, processes, tools, timetable) to provide structure for the management of leadership networks and talent spotting;

−    ensure representativeness in management roles, key project management and high-level expertise;

−    increase diversity.

4.3.1.2.4      Compensation policy

Five principles define how Orange rewards its employees. They are known to everyone within the Group. At the local level (country or entity), the principles are applied through the local compensation policy, which defines the specific salary arrangements for each employee (fixed and variable compensation, benefits, etc.).

The five principles involve monetary and/or non-monetary programs They cover all Orange employees, regardless of their status, gender, length of service or title. They provide guidance to ensure competitive, attractive and fair compensation and benefits policies in all entities and regions. The principles are as follows:

−    place value on collective performance, so that all employees are collectively recognized for their contribution to the business through "value sharing";

−    recognize individual contributions through fair compensation, depending on the level of responsibility, expertise and performance;

−    attract and retain key skills, paying particular attention to market positioning and offering a competitive package to attract and retain the talent essential for Orange to fulfill its ambitions;

−    reinforce the sense of belonging by integrating benefits for all employees, regardless of their status or level of responsibility, and by offering them career development opportunities;

−    be fair, ensure that compensation decisions reflect the differences between employees and apply the appropriate measures. Equity can be both a differentiating and harmonizing factor.

The principles are implemented on the basis of a structured framework and tools to ensure their harmonized roll-out in all Orange entities. These include salary scales for each position to allow differentiation, annual salary and variable compensation increases, harmonization committees composed of HR managers and operational managers, and compensation benchmarks.

It is also based on a commitment to clarity and transparency toward employees. To that end, Orange ensures that each employee has access to clear, comprehensive information through various communication channels and documentary resources.

To complete this framework, as well as the longstanding commitments described in the global agreement on fundamental rights, Orange is continuing its work to strengthen its policy to ensure that all Group entities guarantee a decent wage based on a common definition.

The sens of belonging to the Group is also fuelled by one-off employee share ownership programs, in France by annual collective compensation mechanisms (incentives and profit-sharing agreements) entitling the holder to investments in Orange shares and, for senior executives, by a conditional multi-year variable compensation plan for the allocation of shares (see section 5.4.1.3 Structure of the remuneration of the Chief Executive Officer and the Chairman of the Board for 2024 and Note 6.3 Remuneration in shares and similar in the notes to the Consolidated Financial Statements).

These three programs contribute to strengthening the share of employees in the Group’s capital (see section 6.2.1 Distribution of capital and voting rights).

In particular, in France, a profit-sharing agreement was signed with trade unions in June 2013, replacing the previous agreement. This agreement applies to employees of Orange SA and its majority-owned French subsidiaries that are parties to the agreement. Using a dispensatory calculation formula, each company’s special profit-sharing reserve is equal to 4% of its operating income (French standard), and the Group’s profit sharing amounts the sum of the positive special profit-sharing reserves of the companies that are parties to the agreement. The Group’s special profit-sharing reserve is distributed among all beneficiaries, 20% based on their length of service and 80% in proportion to their gross annual compensation. The sums allocated individually are, at the employees’ choice, received directly or allocated to the Group’s Savings Plans.

In addition, still in France, incentive agreements are signed in each company concerned. They collectively associate employees with the company’s results. Most of these agreements are based on a financial indicator and operational priorities. The profit-sharing envelope, if objectives are achieved, is most often 4% of salaries. Under the agreement at Orange SA covering the years 2021 to 2023, the incentive bonus is primarily based on the achievement of an operational performance indicator (growth of revenue, control of operating expenses and optimization of investments in all markets) for a weight of 60%. This indicator is complemented by an indicator relating to the quality of service offered to customers with a weight of 30% (a measure of customer satisfaction across all universes and markets) and a social responsibility indicator relating to the reduction of CO2 emissions generated by the activity, for a weight of 10%.

4.3.1.2.5      Social dialogue

In addition to the social dialogue that takes place within the Group’s companies, according to locally applicable rules and practices, Orange has the means in place for international social dialogue.

These primarily consist of forums for international social dialogue, i.e. the European Works Council, the Worldwide Works Council and the Orange-UNI global union Alliance. It also encompasses three global agreements, signed by the Group and implemented under the auspices of local social dialogue: the agreement on fundamental social rights, the agreement on health and safety and the agreement on equality in the workplace.

Forums for international social dialogue

European Works Council

The Orange European Works Council was created by an agreement dated April 14, 2004. It is the representative body for the Group’s employees in the European Union and EFTA (Norway and Switzerland). It is composed of employee representatives from each country included in the scope. There are currently 24 employee representatives (representing 18 countries) on the European Works Council. It is a forum for discussion and social dialogue at European level on economic, financial and social issues that concern either all of the Group’s companies within its scope, or at least two companies in two member countries. Through this forum, management informs and consults European employee representatives on any major decisions at European level that could impact working or employment conditions.

The agreement governing the European Works Council provides that the Council must meet at least three times a year. In reality, it meets much more often, owing to the increasing internationalization of transformation projects. In 2023, the European Works Council met seven times. It was consulted, among other things, on the development of the organizational model of the Finance and Performance Department, on Orange’s planned withdrawal from retail banking in France and Spain, and on the plan to merge the operations of Orange Espagne with those of the company MásMóvil.

Worldwide Works Council

The Orange Worldwide Works Council was created by an agreement dated June 23, 2010. This is a forum for social dialogue allowing information to be exchanged on economic, financial and employee-related issues with a transnational impact. It allows the Group’s strategy and challenges to be shared in all regions where Orange is present and has more than 400 employees. There are currently 34 employee representatives (representing 27 countries) on the Worldwide Works Council.

This forum is part of Orange’s Corporate Societal Responsibility (CSR) development strategy. It creates a space for social dialogue at the global level by allowing employee representatives and management to engage in dialogue and discuss and share the major challenges facing the Group.

The Worldwide Works Council does not replace existing national representation bodies or the European Works Council. It meets at least once a year and may be convened on an extraordinary basis if necessary. Meetings of the Worldwide Works Council are chaired by the HR Director of Orange. In 2023, the Worldwide Works Council met in April, when the Chief Executive Officer unveiled the new strategic plan and its equivalent versions for Orange Business and Orange MEA - two divisions that are central to the Group’s strategy.

Orange-UNI global union Alliance

Apart from the two forums consisting of the European Works Council and the Worldwide Works Council, Orange has long engaged in high-quality dialogue with the UNI global union. This represents more than 20 million workers in 150 countries working in the services sector, including the telecommunication sector.

At Orange, the national unions that are members of the UNI are organized in an Alliance. In 2023, 23 trade unions present at Orange joined the Alliance (12 in Africa and 11 in Europe).

The joint declaration (known as the "Douala Declaration") signed in 2018 governs the functioning of the Alliance and reaffirms the importance of a global social dialogue. The declaration provides for two formal annual meetings between Orange Management and the Alliance.

The meetings are an opportunity to take stock of progress concerning the roll-out of the global agreements (see above). They also allow an open debate to take place on topics of global interest. This year, for example, the Alliance’s plenary meeting addressed the subject of generative artificial intelligence and its potential impact on jobs and skills.

In addition, following a request from the Alliance’s trade unions to gain more insight into Orange’s Vigilance Plan, the Societal and Environmental Responsibility Department and the International Social Relations Department held three workshops from September to November 2023, at which trade union representatives were able to express their views on issues around the duty of vigilance and their perception of the risks.

Global agreements

Orange has signed three global agreements with the international trade union federation UNI. These agreements define principles that apply to all employees of Orange companies.

Global agreement on fundamental social rights within the France Télécom group

Signed in December 2006, this first global agreement defines Orange’s commitments in terms of respect for fundamental human rights.

As part of the application of the fundamental conventions of the ILO, Orange undertakes to take particular care to:

−    prevent the use of forced labor;

−    prohibit child labor and exploitation;

−    combat discrimination;

−    ensure occupational health and safety;

−    respect freedom of association and the principle of collective bargaining.

With regard to the fight against all forms of compulsory and forced labor and the prohibition of child labor, Orange condemns and prohibits the use of all forms of forced or compulsory labor in accordance with ILO conventions 29 and 105 on forced labor. As provided for by ILO Conventions 138 and 182 on the minimum age for entry into work, it also prohibits the employment of children under the age at which mandatory schooling ceases in the country concerned or, in any event, under 15 years of age.

In terms of non-discrimination and as a matter of principle, the Orange group does not discriminate in any way in matters of employment relations. In particular, it hires men and women according to their skills and treats everyone with dignity, in a non-discriminatory manner and with respect for their age, social origin, family situation, gender, sexual orientation, disability, political, trade union and religious opinions, and their belonging or not belonging, whether real or assumed, to an ethnic group or nation in accordance with ILO Convention 111. This theme was subsequently developed in the global agreement signed in 2019 on equality in the workplace within Orange and which reaffirms its commitment to the fight against discrimination and specifies its means of action in this regard (awareness-raising, training, reporting systems, processing of reports).

In terms of health, safety and working conditions, Orange constantly strives to ensure the health and working conditions of its employees, and ensures the medical care of its employees in compliance with local legislation. The commitment made under this agreement to implement a managed health care policy in all Orange entities was supplemented by the negotiation and signature of a separate global agreement in 2006 on the health and safety of Orange employees.

In matters of social dialogue and relations with union organizations, Orange recognizes its employees’ right to freedom of association, representation and membership in a trade union, in accordance with the principles set out in ILO Convention 87 (1948) on Freedom of Association and Protection of the Right to Organize. Employees are free to become members of a trade union of their choice or to choose not to do so.

The effective respect of fundamental social rights is driven by the following actions implemented by Orange and/or the UNI federation:

−    trade union education provided jointly by management and the UNI in the event of the integration of a new country into the Group’s scope based on Orange’s signed agreements;

−    direct dialogue during scheduled meetings or outside these meetings, with questioning (conflict resolution clause provided for in the agreement) concerning, in particular, escalations of collective bargaining matters in Group companies or subcontractors’ respect of social rights (example during the Covid crisis, concerning the way in which subcontractors ensured the protection of their employees);

−    in terms of purchasing, the Supplier Code of Conduct and the CSR clause incorporated into the contract remind suppliers of their obligations in terms of freedom of association, non-use of child labor, non-discrimination, diversity, inclusion, non-use of slavery and forced labor, and CSR audits (see section 4.3.2.2.3 Supplier Code of Conduct). Prior assessments or audits ensure that suppliers comply with these principles;

−    implementation of a whistleblowing tool (called Hello Ethics), available to employees of Group entities and subcontractors, allowing them to report violations of human rights and freedom of association, or of personal health and safety (see section 4.4.2.4 Group whistleblowing system);

−    in 2023, workshops on the duty of vigilance: listening to UNI Alliance unions on their risk assessment.

This first agreement served as the basis for the negotiation of the two subsequent agreements on health and safety and equality in the workplace. These three global agreements form a common foundation for Orange’s entities, particularly in the event of the Group’s expansion (as in the case of the acquisition of operators in Sierra Leone and Liberia in 2020).

Oranges global health and safety agreement

Signed in November 2014, the global health and safety agreement lays down a common foundation for action for the Group in terms of occupational health and safety, quality of life at work and health protection in general.

Based on a participatory approach involving all stakeholders, including social dialogue in the field of occupational health and safety, it also requires particular vigilance with regard to the occupational health and safety policy specific to Orange’s partners and subcontractors that preceded the law on the duty of vigilance and the ISO 45001 international standard dated 2018.

Global agreement on gender equality in the workplace within Orange

Signed in July 2019, this agreement aims to help integrate gender equality in the workplace, the fight against discrimination and violence, and work-life balance in all the Group’s activities by relying on a structured local social dialogue that allows local assessments to be carried out and appropriate action plans to be defined.

Lastly, the agreement reiterates Orange’s commitment to combating all forms of discrimination, sexism and harassment.

Social dialogue in France

In 2023, the Corporate Social and Economic Committee (CSEC) of UES Orange met 24 times, mainly for recurring information-consultation meetings (strategy, the company’s economic and financial position, social policy, employment and working conditions), for discussions on health and safety, and for ad hoc information-consultation meetings, mainly concerning changes in the organization and structure of the Group.

The French Works Council, which brings together the Group’s subsidiaries in France with employees, met three times during fiscal year 2023, dealing with information relating to the Group’s financial position, business and employment trends.

4.3.1.2.6      Health, safety, quality of life and working conditions

The Group’s occupational health and safety policy is integrated into the corporate strategy and is the subject of social dialogue supported by agreements. It applies to the entire Group with clearly identified means. It is based on an occupational health and safety management system rolled out by the entities and relies in particular on an annual survey conducted with all Group employees.

Organization

Since July 2023, a new organization has been in place, which aims to ensure Group consistency in the health and safety, quality of life and working conditions (QLWC) approach, notably by strengthening the coordination and organization of the international scope.

A new Diversity, Equity, Inclusion and Quality of Life & Working Conditions department (DEI & QLWC) addresses these cross-cutting issues and commitments for the Group’s scope. It pursues the following three main objectives:

−    strengthening the culture of prevention and vigilance in order to guarantee the safety of employees, protect their health, be attentive to psychosocial risks (PSR), and continuously improve the quality of life and working conditions in all the Group’s geographical locations;

−    listening to employees in order to build a QLWC value proposition that takes into account the diversity of profiles, career paths and local contexts;

−    providing an inclusive environment of trust, in which each employee can turn their individuality into a strength for the community.

To this end, it coordinates a group of geographical region and business line experts spanning France and abroad. Each expert is responsible for handling these issues within their own scope by coordinating stakeholders, monitoring roll-outs, tracking indicators and sharing best practices.

Throughout the Group, a large number of stakeholders are involved in occupational risk prevention, although the organization may differ from one geographical area to another. These employees work with work groups or provide individual support, with the clear objective of anticipating risks (primary prevention). Depending on their assignments, they act in support of and alongside Human Resources and managers, and some are in direct contact with employees.

Operational and cross-functional coordination of the health, safety and QLWC community is provided by management or the HR departments. Depending on the entity, QLWC Operational Directors may also be appointed to carry out this role.

The main stakeholders in this community are:

−    prevention specialists or other Health & Safety functions, who provide expertise and advice to management and supervisors;

−    occupational Health and Prevention Services (or Occupational Medicine), which bring together occupational physicians (as advisors to the company), nurses and other medical specialists;

−    social workers and support providers, who also contribute to prevention through their actions, in particular through their individual monitoring.
Health, safety, quality of life and working conditions policy

Orange’s commitment to occupational health and safety is addressed at the highest level and is based on the global health and safety agreement signed in November 2014, which lays down a common foundation for action for the Group in terms of occupational health, safety, quality of life at work and health protection in general. Its operational application benefits from the framework put in place in compliance with the French Law with extraterritorial application of March 27, 2017 on the Duty of Vigilance and the laws and regulations in force in each country.

In 2023, General Management has reaffirmed health, safety, quality of life and working conditions as an absolute priority to ensure the Group’s success and sustainability. This commitment is supported by a new policy letter signed in October 2023, whose guidelines are fully in line with the new Lead the future strategic plan and meet the requirements of the new company model based on trust, performance and excellence:

−    strengthen trust through safe, peaceful working conditions that promote personal fulfillment at work, thereby fostering commitment, attractiveness and loyalty;

−    enhance the performance of initiatives to improve working conditions and employee well-being by standardizing and sharing best practices;

−    aim for excellence by strengthening the primary prevention culture in order to reconcile economic development and social performance against a backdrop of profound change.

The implementation of this policy remains the responsibility of the Group’s Divisions and Subsidiaries. They are in charge of adapting the policy to local specificities, as well as to the business lines or activities, throughout the scope that they address; they must therefore work with their entities, subsidiaries and subcontractors, in compliance with Group policy and laws and regulations, for which each operational director is responsible.

Occupational health and safety management

The Group’s policy is based on the Orange group’s global health and safety agreement of November 21, 2014, which requires the roll-out of an occupational health and safety management system (OHSMS) within each Group entity.

In 2023, Orange’s Internal Guidelines will be replaced by ISO 45001. The choice of these international guidelines was driven by the desire to roll out a common, coherent and consistent approach throughout the Group. It will give the approach greater visibility and clarity, both internally and externally. However, it is left to the discretion of each entity to decide whether or not to go as far as certification.

Compliance is analyzed on the basis of the quantitative and qualitative criteria set out in the agreement. OHSMSs are audited internally by expert service providers under framework agreements managed by the Group.

The analysis of indicators and the development of action plans are supported, monitored and promoted by the Group Quality of Life at Work Department, and are presented annually to the UNI global union. These indicators cover accident data (workplace and commuting accidents), sick leave, OHSMS roll-out and health campaigns. Accident data is monitored within the Group and among subcontractors.

In France, a number of agreements promote the roll-out of the Group’s health, safety and quality of life and working conditions policy and the active prevention of risks to employee health and safety:

−    the agreement on teleworking (2013), amended in 2017, making teleworking part of an overall financial, social and environmental performance approach, with expected benefits in terms of well-being at work and savings in commute time;

−    the agreement on the assessment and adaptation of workloads (2016), setting out a methodological framework and common benchmarks, providing a practical understanding of workload issues in relation to changes in the workforce and skills;

−    the agreement on the assessment and prevention of psychosocial risks at work (2010), notably endorsing the creation of a National Stress Prevention Committee (Comité National Prévention du Stress);

−    methodology agreement for the management of commercial real estate projects for Orange in France, signed on March 14, 2023.

Listening to employees

The policy is based on a system of listening to employees, including an annual survey of all Group employees, allowing them to express their views on their experience working at Orange, their understanding of the Group’s challenges and its transformation.

In France, the National Stress Prevention Committee (Comité National Prévention du Stress - CNPS) periodically performs an assessment of psychosocial risks (PSR) as part of the three-year "Work Conditions and Stress" survey, as required by the agreement on the evaluation and prevention of psychosocial risks in the workplace. The action plan that gave rise to the 2021 survey was still followed in 2023, and will continue until its next edition.

Measures in place to ensure health, safety, quality of life and working conditions

Health protection programs

Orange’s global health and safety agreement also promotes any initiatives to participate in health protection programs adapted to local contexts and practices. In particular, it ensures that employees are not discriminated against in terms of health, with a particular focus on population groups whose health makes them vulnerable.

It has led to the adoption of health care coverage by the company within its African entities. The financing of the construction and maintenance of Orange Villages by the Orange Foundation (active since 2005), with a school, water sources, health center and mother and child protection centers, is also part of the health promotion initiatives called for by the global health and safety agreement. In the same spirit, an annual collaboration with the World Health Organization allows Orange to be an e-health operational player alongside local bodies in a number of African countries.

As part of its efforts to promote physical activity and sport among its employees, Orange covers a portion of the cost of sport association membership in France and in most European countries, and holds many events that bring the Group’s employees together, such as the Armor Cup, an official race of Fédération Française de Voile (the French Sailing Federation). Nearly 300 Orange sailors participated in the 24th race held in 2023. The Orange Heroes program offers all Orange employees in France the chance to participate in a wide range of sporting and solidarity challenges.

The prevention of physical and psychosocial risks

Orange pays particular attention to the prevention of both physical and psychosocial risks. Risks are identified and assessed according to a Group methodology.

In 2022 and 2023, a major project to standardize Single Occupational Risk Assessment documents (Documents Uniques d’Evaluation des Risques Professionnels - DUERP) was carried out within the Group’s different business areas. Participants shared the dangerous situations they had encountered and the related best practices, thus contributing to the development of primary prevention.

Following on from the 2022 theme of occupational risk assessment, in 2023 the theme of action was "analysis of accidental events and sharing of feedback." In this context, accident feedback sessions were held within the prevention specialists’ network, with a two-fold objective:

−    upskilling/maintaining the skills of Prevention functions, particularly in scopes where accidents are rare;

−    continuously improving the prevention measures through a more detailed and relevant analysis of events, whether they have potentially or actually led to accidents.

As part of its preventive actions, Orange is raising awareness among its employees and managers about workload and hyperconnectivity. For example, in France, around forty workshops on work regulation brought together managers with the aim of better integrating workload assessments and the prevention of psychosocial risks (PSR).

These issues are also addressed formally by managers during annual one-on-one interviews in France, so that solutions can be explored in the event of an overload of activity.

Supporting employees in transformation projects

Transformations aim to improve the Group’s operational efficiency for its customers and employees, and are mainly organizational in nature.

In France, whenever Orange employees are affected by a transformation, a Project Department is set up and employees are supported using a proven, recognized methodology to prevent psychosocial risks.

In compliance with regulatory and contractual provisions, our responsible approach to transformation projects takes the form of human work impact studies, which are presented to various social dialogue bodies and commissions.

This involves several steps, including an analysis of the existing situation. Where applicable, a Multidisciplinary Prevention Group (MPG) is established with work environment managers, prevention specialists, occupational physicians and occupational social workers. The MPG reviews all the changes taking place in the transformation process that impact employees. It analyzes human impacts using the Gollac grid from the French Directorate of Research, Studies and Statistics Coordination (Direction de l’Animation de la Recherche, des Etudes et des Statistiques - DARES), the statistics unit that supports France’s Ministry of Labor.

Supplemental analyses can also be proposed, for example, by conducting human impact surveys among employees. The results enrich the analysis of the existing situation.

Once the project has been implemented, an interview phase can begin, with a view to co-developing local organizations and strengthening managerial support. Depending on needs, these may be group interviews by business line and by region, or individual interviews, which may be supplemented by work site observations carried out by those involved in prevention work.

An HR assessment takes the form of a survey offered to employees between six and nine months after the roll-out of the new organization, in order to assess the effectiveness of the action plans implemented by the company, and to propose any adjustments required as part of the continuous improvement process.

This long-term approach is helping familiarize project management teams and managers with psychosocial risks, improve risk prevention for Orange employees, and ensure that action plans address the risks assessed.

In 2023, all organizational transformations at Orange in France took place using this methodology.

Taking health and safety into account in real estate projects

Orange also supports its employees in real estate projects, with the aim of providing a safe, healthy and inclusive working environment in line with work organizations and agreements.

The management of real estate programs is evolving with a global vision and a cross-cutting, systemic approach, in order to design dynamic environments that make everyone’s work a bit easier and provide employees with good working conditions. Some implemented examples include the consideration of improved auditory perception by integrating psychoacoustics (impact of sound on cognitive abilities and individual interpretation of sound according to personal psychological needs).

Support for employees

Orange provides support to help its employees who are caregivers, new parents or victims of domestic violence:

−    for example, caregivers in France can take part in sharing workshops (monthly workshops for caregivers of children and parents). Fifty workshops of this type were held in 2023. In addition, information sessions are offered to interested employees to guide them through the measures the Group makes available to them, administrative aspects, occasional leave and individual professional support;

−    "New parent" support programs are also offered, and may entitle employees to additional leave;

−    victims of domestic violence are also supported, and can, on a case-by-case basis, take advantage of occasional leave, flexible working hours and financial assistance.

These actions help to prevent absenteeism.

Support for "complex" situations

"Complex" situations are those whose nature, complexity or history require decontextualized support.

Since 2011, the National Support and Mediation Mission (Mission Nationale de soutien et de médiation) has been helping resolve complex individual and collective situations, within a collegial and multidisciplinary framework. It takes action when other HR and managerial dialogue avenues have failed. Since its creation, the Mission has assisted in over 800 situations.

Through its observations and the lessons learned from its work, the Mission also contributes to the company’s vigilance with regard to these situations, and to improving risk prevention and quality of life at work.

Since 2019, the Mission has had a Chairman and a General Secretariat made up of three permanent members. It coordinates a network of ten internal mediators.

Remediation

Following on from the "Evaluation and Compensation Committee" - established in July 2019 - Orange assigned the review of certain claims considered to be outside its remit to Group experts assisted by two members of the Evaluation and Compensation Committee. A closing meeting was held in October 2023 in the presence of the Chief Executive Officer and representatives of the trade unions who supported the work. On this occasion, a final quantitative and qualitative report was presented to the participants. In all, 88% of complaints have been settled, and more than 1,800 interviews have been conducted with those concerned as part of the work of these two committees.

4.3.1.2.7      Diversity, Equity and Inclusion

Orange’s ambition is to provide an inclusive environment of trust, in which employees can turn their individuality into a strength at the service of collective performance.

This ambition translates into the following major challenges: combating all forms of discrimination; creating an inclusive environment; designing accessible products and services; increasing competitiveness through talent diversification; and taking action for an inclusive and cohesive society by supporting guidance, skills development, integration through employment, and fostering employability for all.

In 2004, this ambition led to the signing of charters and agreements, and culminated in the establishment of our first diversity policy in 2009.

A global agreement [25] concluded in 2019 strengthens the Group’s commitments and expands its scope to suppliers and subcontractors. It sets common objectives for equality in the workplace, in particular for an increased proportion of women in technical professions, gender diversity at all levels of responsibility, equal pay for comparable positions, the fight against discrimination and violence, and work-life balance.

In October 2023, the Group’s Diversity, Equity and Inclusion (DEI) policy was amended and approved by the Executive Committee. It has expanded its principal scope from gender equality in the workplace to include all aspects of diversity, structured around three pillars: gender equality in the workplace, equal opportunities and digital equality.

In each country, local committees manage the indicators related to this agreement, contributing to a proactive and participatory approach that adapts to the national context. The global agreement is monitored via external audits to obtain the GEEIS [26] label, which confirms the commitment of the Group’s entities. In 2023, this label was awarded to 11 entities, bringing the total to 24 certified entities in 20 countries.

Orange regularly assesses its equality-in-the-workplace and diversity actions through international initiatives, rankings and awards, as illustrated by its position on Statista and the Financial Times’s "Europe’s Diversity Leaders 2024" list, on which it is ranked 35th out of 850 inclusive companies. In the international Equileap ranking on gender equality in the workplace, Orange was ranked 35th out of 4,000 companies worldwide, and 5th in its sector.

Awareness-raising and training on diversity, equity and inclusion challenges

Diversity and inclusion training is crucial to creating an inclusive, high-performance work environment. To support this ambition, a dedicated and segmented training plan has been implemented, featuring specific modules in line with the Group’s priorities:

−    an inclusive management self-assessment tool was first launched in France to train managers on how to reduce decision-making biases and stereotypes. In 2023, this system was expanded and adapted into nine languages for an international roll-out in 40 countries;

−    an online training course on equality in the workplace, available in five languages, was also rolled out in 2018 and has been taken by 51,000 employees to date;

−    an e-learning program has been created to raise employee awareness of the digital accessibility challenges those with disabilities face. This course, available both in French and English, has been taken by over 3,000 employees;

−    in early 2023, content to expand knowledge on neurodiversity and its challenges in the workplace was rolled out in French and English. By the end of 2023, nearly 1,000 people had taken the course.

Gender equality in the workplace

The gender equality in the workplace pillar is based on five areas: an increased proportion of women in technical professions; equal access by women to positions of responsibility; equal pay for comparable positions; the fight against discrimination and violence; and work-life balance.

An increased proportion of women in technical professions

To meet the challenge of recruiting more women into tech and digital professions, Orange has decided to launch the Hello Women program, which has been rolled out with a number of partners. This program has been structured in a way that addresses the main obstacles encountered in this approach: raising awareness among young girls and female students of these promising careers; recruiting and retraining women in these professions; and retaining these women within Orange. Since the program’s launch in 2020, 26 projects have been supported and rolled out in around 20 countries.

For example, in Slovakia in 2023, the partnership with the Aj Ty v IT association, which holds awareness-raising workshops and provides coding education for female high school students, trained 460 girls.

Equal access by women to positions of responsibility

With regard to equal access by women to positions of responsibility, a significant step toward equality in the workplace is shown in France with Orange’s rise in the 2023 SBF 120 ranking, on which it now ranks 10th (38th in 2022).

Equal pay

In order to achieve the Group’s objective of equal pay for comparable work, Orange has implemented a shared methodology and tool within the Group to measure and analyze pay gaps between men and women. This allows each country to implement corrective action plans. In France, Orange scored 89 out of 100 in France’s 2023 Professional Equality Index [27].

Combating sexism, harassment and violence

As part of its proactive initiative to combat sexism, harassment and violence, Orange has implemented a comprehensive system to prevent, detect and handle all situations of harassment, sexism, and violence in the workplace, and advocates zero tolerance of such behavior.

Just as in previous years, in 2023 training and awareness-raising activities were conducted to support countries in implementing their own systems to prevent and deal efficiently with such situations, while taking care to respect cultural elements and the local context. As such, over the past year, we’ve provided support in five countries: Botswana, Côte d’Ivoire, Morocco, Romania and Senegal.

Work-life balance

Lastly, Orange encourages each entity to take actions that promote a harmonious work-life balance. For example, for employees of Orange Belgium, new fathers have been entitled to 20 days’ paternity leave since January 1, 2023.

Equal opportunities

The equal opportunities pillar aims to give everyone the chance to express and develop their potential, from the moment they’re hired and throughout their career, no matter their origin, age, disability, sexual orientation, gender identity, cognitive diversity or opinions. In December 2023, the Group produced an international report for the very first time on "disability, accessibility and neurodiversity," illustrating its 20 years of commitment with contributions from 55 entities in 39 countries. The aim of this report was to provide an overview of the Group’s initiatives for the inclusion of people with disabilities. The report serves as a reference tool to identify areas for improvement, in line with the principle of continuous improvement that characterizes a responsible approach.

In France, the agreement for the employment of people with disabilities has been extended until 2024.

In France, Orange supports a number of youth integration associations (Capital Filles, Article 1, Énergie Jeunes, NQT et Proxité, JOB IRL, Ptech) and participates in the government program 1Jeune, 1 Mentor. In this context, Orange has helped over 37,000 young people, both individually and collectively, from disadvantaged backgrounds, high-priority city neighborhoods (quartiers prioritaires de la ville - QPV) or revitalized rural areas (zones rurales revitalisées - ZRR), to enter the world of business. Over 600 Orange employees are involved in these partnerships.

The Group also supports the Mobilisnoo internal network of LGBT+ employees. This momentum was extended to the Orange Polska subsidiary in 2023 with the signing of the "Declaration of Support for the LGBTQ+ Community," and the creation of its own internal community.

Finally, with regard to the expression of religious beliefs in the workplace, Orange offers training for managers and HR departments in France. Nearly 450 people have taken part to date. A complementary guide, "Expressing religious beliefs in the workplace: understanding and taking action at Orange in France," is also available.

Orange also fosters the relationship between France and its armed forces, with 175 employees throughout the country registered as reservists in 2023. Dedicated programs support this commitment to the reserves, such as tailored HR processes to manage occasional leave, or support for the solidarity initiatives of its reservists, such as a reference to the recruitment of wounded servicemen and servicewomen in the disability agreement, or assistance in retraining servicemen and servicewomen or their spouses through an agreement with Défense Mobilité signed in 2022.

Digital equality and the fight against digital discrimination

The digital equality and the fight against digital discrimination pillar promotes the International Charter for Inclusive Artificial Intelligence in partnership with the Arborus Endowment Fund, which had 126 signatories as of the end of 2023. In 2020, Orange, the first company to receive the international GEEIS-AI [28] label, confirmed the Group’s commitment to artificial intelligence designed and developed in a responsible and inclusive manner (see Section 4.3.3.5.1 Ethical and responsible artificial intelligence). In 2024, the Group will be renewing this label.

4.3.1.3     Targets and measures

4.3.1.3.1      Employment and skills development

This section addresses the challenges of skills development and talent retention.

Employee information is mainly taken from the information system of Orange’s HR Department, which sorts information by gender and social-professional category. This data is complemented by data taken from the Group’s financial information system.

4.3.1.3.1.1       General changes in the number of Group employees

In 2023, Orange experienced several changes in its scope, notably with the merger of the Orange Caraïbe subsidiary into Orange SA (303 permanent contracts), the acquisition of Nehs Digital (273 permanent contracts) and Xperis (14 permanent contracts) by Enovacom, the healthcare subsidiary of Orange Business, and within the Europe division with the acquisition of VOO (1,235 permanent contracts) by Orange Belgium, the merger of A3Com (42 permanent contracts) into Orange Belgium, and the mergers of the Interkar Telewizja and Swiatlowodowa Kaszebe subsidiaries into Interkam in Poland (22 permanent contracts).

Number of employees - active employees at end of period	2023	2022 (on a comparable basis)	2022 (on a historical basis)	2021 (on a historical basis)
Orange SA	60,423	63,067	62,765	66,599
o/w CDI	59,716	62,320	62,028	65,981
o/w CDD	707	747	737	618
French subsidiaries	12,917	12,130	12,140	11,842
o/w CDI	12,725	11,796	11,796	11,402
o/w CDD	192	334	344	440
Total France (1)	73,340	75,197	74,905	78,441
International subsidiaries (1)	63,754	62,811	61,525	61,257
o/w CDI	62,213	61,300	60,032	59,545
o/w CDD	1,541	1,511	1,493	1,713
Group total	✔✔ 137,094	138,008	136,430	139,698

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

✔✔  Item reviewed by an independent third party: reasonable assurance.

At the end of 2023, the Group had 137,094 active employees, including 134,654 on permanent contracts and 2,440 on fixed-term contracts. The number of permanent contracts decreased 0.6% (i.e. by 762), and fixed-term contracts decreased 5.9% (i.e. by 152). On a comparable basis, these trends vary according to the scope of consolidation of employees.

The decrease in permanent contracts was mainly driven by the French entities with, at end-December, 72,441 employees, i.e. a decline of 1,675 employees (down 2.3%). This decrease was attributable to Orange SA (2,604 fewer permanent contracts, i.e. a 4.2% decrease) and not its subsidiaries (929 additional permanent contracts, i.e. a 7.9% increase).

At end-2023, 62,213 permanent employees were part of the workforce of subsidiaries outside France, an increase of 1.5% (i.e. 914 additional permanent employees). This international stability corresponds to different situations in reality, namely:

−    growth in the permanent workforce (on a comparable basis) within:

-     Orange Business (+891 additional permanent contracts, i.e. a +5.4% increase), in emerging markets (Madagascar, Morocco, Mauritius and India) within Equant,

-     Orange Innovation (+533 additional permanent contracts, i.e. a +25% increase), mainly in Morocco and Tunisia,

-     the Orange MEA division (146 additional permanent contracts, i.e. a 1% increase);

−    the Europe division conversely posted a decrease (660 fewer permanent contracts, i.e. a 2.3% decrease), due to a reduction in the workforce in Poland (351 fewer permanent contracts, i.e. a 4% decrease) and Romania (239 fewer permanent contracts, i.e. a 4% decrease) through voluntary departure plans to adapt skills to market challenges.

The decrease in the number of employees on fixed-term contracts was driven solely by France (182 fewer fixed-term contracts, i.e. a 17% decrease), while the number of employees on fixed-term contracts outside France rose (30 additional fixed-term contracts, i.e. a 2% increase). This additional workforce, which represented 1.8% of the workforce at the end of 2023 (0.1 point down compared to 2022), is marginal. At the end of 2023, 34% of employees on fixed-term contracts are employed for customer-facing activities (primarily sales and services for B2C customers). The innovation and technology businesses (information systems and networks) are their second business segment (28%).

In terms of average full-time equivalent employees (FTEs) (monthly average over the year), the Group’s internal workforce included 127,109 FTEs at the end of 2023. This represents a decrease of 3,998 FTEs (down 3.0%) compared to end-2022, a trend mainly driven by France (Orange SA).

Active employees by business	2023	2022	2021
Support	19.6%	19.9%	19.7%
Customer	30.9%	31.8%	31.8%
Support functions	10.5%	11.0%	11.1%
Innovation and technology	36.6%	35.4%	35.0%
Other	2.4%	1.9%	2.4%
Group total (1)	100.0%	100.0%	100.0%

(1)   The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

The skills of active employees are spread across the Group’s four business areas, the two with the highest volumes being Innovation and Technology (36.6%), which includes businesses relating to network roll-out and operation and customers (30.9%).

Employees by age	2023		2022 (2)		2021 (2)
	active employees	%	active employees	%	active employees	%
Less than 30 years	17,246	12%	17,022	12%	17,078	12%
Between 30 and 50	74,864	55%	75,405	55%	76,565	55%
More than 50 years	44,964	33%	43,973	33%	42,681	31%
Undefined					3,375	2%
Group total (1)	✔✔ 137,094	100%	136,430	100%	139,698	100%

(1)   The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

(2)   The breakdown of employees between the age groups "between 30 and 50" and "over 50 years" has been modified to include people aged 50 in the "between 30 and 50" age group.

✔✔  Item reviewed by an independent third party: reasonable assurance.

The average age of the Group’s active employees is 43.8 years (43.9 years in 2022), with differences between France (47.2 years, up 0.1 from end-2022) and the rest of the world (40.0 years, up 0.1 from end-2022).

Employees by gender	2023			2022			2021
	Permanent contract	Fixed- term contract	% of active employees	Permanent contract	Fixed- term contract	% of active employees	Permanent contract	Fixed- term contract	% of active employees
Women	48,667	1,017	36.2%	48,092	1,122	36.1%	48,928	1,274	35.9%
Men	85,988	1,423	63.8%	85,662	1,452	63.9%	88,000	1,497	64.1%
Undefined				102		0.1%
Group total (1)	✔✔ 134,654	✔✔ 2,440	100.0%	133,856	2,574	100.0%	136,928	2,771	100.0%

(1)   The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

✔✔  Item reviewed by an independent third party: reasonable assurance.

The percentage of women was 36.2% in 2023. The change versus 2022 can be attributed to both the increase in the proportion of women in external hires (37.1% in 2023 versus 37.0% in 2022) and the proportion of men in leaving the Group (64%).

Employees by geographical region (1)	2023			2022			2021
	Permanent contract	Fixed- term contract	Active employees	Permanent contract	Fixed- term contract	Active employees	Permanent contract	Fixed- term contract	Active employees
France	72,363	900	73,263	73,727	1,080	74,807	77,265	1,049	78,314
Other European countries	32,120	732	32,852	31,594	746	32,340	32,257	979	33,235
Africa	21,176	652	21,828	19,672	610	20,282	18,665	553	19,218
North and South America	2,382	1	2,383	2,440	0	2,440	2,529	3	2,532
Asia Pacific	6,613	155	6,768	6,423	138	6,561	6,212	187	6,399
Group total	✔✔ 134,654	✔✔ 2,440	✔✔ 137,094	133,856	2,574	136,430	136,928	2,771	139,698

(1)   The geographical region is determined based on the employee’s country of employment.

✔✔  Item reviewed by an independent third party: reasonable assurance.

The Group has employees in 78 countries, with 53% located in France, the only country with more than 10% of its total workforce. Outside France, the countries with the most employees are Poland (7%), Romania (5%), Egypt (5%) and Spain (4%).

The breakdown of employees by geographical region takes into account the country of employment, which is different from the location of the entity to which they belong.

Employees by contract type	2023	2022	2021
Full-time contract	119,544	121,237	124,922
o/w women	40,485	40,531	41,373
o/w men	79,059	80,604	83,549
o/w undefined		102
Part-time contract	17,550	15,193	14,776
o/w women	9,199	8,683	8,828
o/w men	8,352	6,510	5,948
Group total	✔✔ 137,094	136,430	139,698

✔✔  Item reviewed by an independent third party: reasonable assurance.

At the end of 2023, the number of part-time employees in the Orange group was 17,550, i.e., 12.8% of the Group’s active workforce, an increase of 2,357 employees, i.e., +15.5% compared to the end of 2022, an increase driven solely by France.

As in previous years, France continued to have the majority (79%) of part-time employees. Over 70% of these employees benefit from one of the programs resulting from the agreements for seniors and late-career development, with the great majority opting for the French "part-time for seniors" plan. More than 7,600 employees opted for the "part-time for seniors" (TPS) plan over the 2022-2023 period, and more specifically for the "TPS 2022" formula, introduced as part of the December 17, 2021 intergenerational agreement. This formula, which is accessible to employees taking retirement up to January 1, 2028 at the latest, provides them with a period of "free time" before their official retirement, which can last up to four years, depending on the employee’s situation. The employee remains part of the active workforce during this period.

4.3.1.3.1.2       Recruitments and departures

Employees on permanent contracts	December 2022 (on a comparable basis)	External recruitments	Definitive departures	Balance of movements	December 2023 (completed)
Orange SA	62,320	493	-3,307	210	59,716
French subsidiaries	11,796	2,281	-1,124	-228	12,725
Total France (1)	74,116	2,774	-4,431	-18	72,441
International subsidiaries (1)	61,300	8,140	-7,122	-105	62,213
Group total	135,416	10,914	-11,553	-123	134,654

Number of permanent external recruitments	2023	2022	2021
Orange SA	493	667	499
French subsidiaries	2,281	1,838	1,696
Total France (1)	2,774	2,505	2,195
International subsidiaries (1)	8,140	9,430	7,005
Group total	✔✔ 10,914	11,935	9,200

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

✔✔  Item reviewed by an independent third party: reasonable assurance.

In 2023, 10,914 employees were recruited on permanent contracts (8.6% down compared to 2022), 75% of them outside France. These new hires strengthen the Group’s skills base, which is mainly assessed on the basis of departures, and target the business lines that drive the Group’s transformation while creating a change in the average generation of employees (54% of new hires are under 30).

2,774 permanent contracts were signed in France (an 11% increase, i.e. 269 additional permanent contracts compared to 2022). Over 80% of the new hires will be based in French subsidiaries, supporting the business ambitions of Orange Business subsidiaries (OBS SA, Orange Cyberdefense) and strengthening Orange Store teams as part of the project to optimize the distribution channels.

Outside France, new hires totaled 8,140 in 2023, compared with 9,430 in 2022 (down 1,290, i.e. 13.7%), in line with the decrease in definitive departures (down 1,796, i.e. 20.7%). With more than 80% of new hires in the "Innovation and Technology" and "Customer" business areas, this decline was found in the main divisions:

−    the Orange Business division saw the biggest decrease (by 809, i.e. 20%), while having 40% of new hires internationally (Equant, particularly in India, Madagascar and Morocco);

−    the decline was slightly less pronounced in the Europe (by 347, i.e. 11%) and Orange MEA (by 149, i.e. 10%) divisions.

No. of definitive departures of permanent employees at end of period	Definitive departures	o/w Retirements	Turnover rate (2)	Turnover rate (2) excluding retirements
Orange SA	3,307	2,498	5.3%	1.3%
French subsidiaries	1,124	62	9.5%	9.0%
Total France (1)	4,431	2,560	6.0%	2.5%
International subsidiaries (1)	7,122	185	11.9%	11.6%
Group total	11,553	2,745	8.6%	5.6%

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

(2)   Turnover: (definitive departures (retirements or other) + provisional entries/departures)/permanent contracts in prior year.

A total of 11,553 permanent employees left the Group in 2023, a 22.7% decrease (i.e. 3,384 fewer employees) compared to 2022. This trend was found in all scopes.

In France, 4,431 departures were recorded in 2023 (1,588 fewer departures compared to 2022, i.e. down 26%), of which 58% were departures due to retirement, almost exclusively at Orange SA. There were a variety of different reasons for this downward trend: departures due to retirement were down 33% (i.e. -1,272) due to a slightly lower number of eligible employees than in 2022, and above all to the impact of pension reform, which has resulted in employees having to postpone their retirement. There were also fewer resignations (down 139 versus 2022, i.e. 11%), mainly from subsidiaries in the Orange Business division, which operate in technology-intensive businesses (software design, cyberdefense, etc.) that are usually subject to considerable competition between companies in the industry. Given these specificities, turnover rates excluding retirements differ between Orange SA (1.3% in 2023) and the French subsidiaries (9.0%).

Internationally, the number of departures decreased by 20%, i.e. 1,796 fewer departures than in 2022. This decline was mainly due to resignations (down 1,990, i.e. 30%), which were down significantly in all divisions except for the MEA division (up 68). Only the voluntary departure indicator rose significantly (around 318 additional departures compared to 2022), following the launch of voluntary departure plans in Poland and Romania.

Number of permanent employee resignations	2023	2022	2021
Orange SA	314	338	211
French subsidiaries	828	943	604
Total France (1)	1,142	1,281	815
International subsidiaries (1)	4,709	6,699	5,689
Group total	5,851	7,980	6,504

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

Number of permanent employee dismissals	2023	2022	2021
Orange SA	71	63	39
French subsidiaries	51	62	58
Total France (1)	122	125	97
International subsidiaries (1)	678	670	949
Group total	800	795	1,046

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

4.3.1.3.1.3       Professional integration of young people in France

In the second year of the intergenerational agreement covering the 2022-2024 period, the Group welcomed 2,549 new students on work-study contracts in France in 2023, for a total of 3,980 at December 31, 2023, above the minimum commitment of 3,500. This brings the professional integration rate to 5.4% of permanent contracts as at the same date. The Group also welcomed 1,882 interns in France in 2023. The professional integration rate of young people in France therefore exceeds Orange’s commitments to the trade unions and its legal obligations (5%).

Keen to capitalize on their initial professional experience and the skills acquired, the Group continues to favor these young interns or work-study students in external recruitments for permanent contracts in the professions needed for the Group’s future in France. In 2023, nearly 610 of these individuals (representing more than 20% of permanent-contract recruitments in France during the year) benefited from this program.

Professional integration - Group in France (1)	2023	2022	2021
Number of new students accepted for internships during the year (2)	1,882	2,064	2,129
Number of work-study contracts signed during the year (3)	2,549	2,701	3,124

(1)   Orange SA and its subsidiaries with employees in France.

(2)   Concerns students who signed their internship agreement during the year.

(3)   Apprenticeship and vocational training contracts.

4.3.1.3.2      External workforce in France

4.3.1.3.2.1       Temporary staffing

Temporary labor is mainly used to cope with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers. The Group recommends using temporary employees for assignments of less than two months. This indicator is presented in full-time equivalents (FTEs) and as a monthly average over the year.

In 2023, the use of this external labor increased by 9% compared to 2022 (i.e.72 additional FTEs as an average) and represented 0.9% of the Group’s total workforce in France. As in the previous year, it mainly concerned the sales area, in particular sales to B2C customers (72%), where business increased by 22% (i.e. 112 additional FTEs as an average) over the period.

Temporary employees - Group France (1)	2023 (3)	2022	2021
Amount of payments made to external companies for employee placement (in millions of euros)	45.2	37.8 (4)	30.1
Monthly average number of temporary workers (2)	863	791	632

(1)   Scope of financial consolidation - excludes companies with employees in France whose revenues are consolidated under the "international" scope.

(2)   Calculation of temporary employee expenses recorded in the Group France results.

(3)   The 2023 figures are provisional.

(4)   The 2022 figure has been updated.

4.3.1.3.2.2       Subcontracting

The use of employees belonging to external companies takes the form of service contracts. In France, they are mainly used in the field of networks, in the areas of technical intervention (on the networks and on the customer’s premises), research, engineering and architecture, as well as in B2B and B2C Customer Relations and customer service. They are also used in the field of information systems on design, development and integration activities.

The use of subcontracting concerned 24,809 full-time equivalent employees (monthly average over the year) at end-December 2023, compared with 29,090 FTEs in 2022, i.e. a decrease of 14.7% (-4,281 FTEs). This external labor represented 27.3% of the total Group workforce in France (Orange SA and subsidiaries operating in France). The reduction recorded mainly relates to the construction of the very high-speed broadband network, following the end of the widespread take-up of fiber.

Subcontracting - Group France (1)	2023 (3)	2022 (4)	2021
Amount of subcontracting (in millions of euros)	1,890.8	2,037.7	3,030.5
Full-time equivalent workforce (monthly average) (2)	24,809	29,090	32,221

(1)   Scope of financial consolidation: it excludes companies with employees in France whose revenues are consolidated under the "international" scope.

(2)   Calculation based on the subcontracting expenses recorded in the statutory financial statements of the companies in the Group France scope.

(3)   The 2023 figures are provisional.

(4)   The 2022 figures have been updated.

4.3.1.3.3      Training

Training access rate	2023 (1)	2022 (2)	2021 (3)
Group total	✔ 97%	91%	92%
o/w Orange SA	✔ 99%	96%	92%

(1)   The Orange group data communicated for the 2023 fiscal year covers 98% of the Group’s consolidated workforce.

(2)   The Orange group data communicated for the 2022 fiscal year covered 95% of the Group’s consolidated workforce.

(3)   The Orange group data communicated for the 2021 fiscal year covered 81% of the Group’s consolidated workforce.

✔     Item reviewed by an independent third party: limited assurance.

Number of training hours per employee	2023 (1)	2022 (2)	2021 (3)
Group total	21.1	20.7	22.9
o/w Orange SA	26.0	25.3	25.5

(1)   The Orange group data communicated for the 2023 fiscal year covers 98% of the Group’s consolidated workforce.

(2)   The Orange group data communicated for the 2022 fiscal year covered 95% of the Group’s consolidated workforce.

(3)   The Orange group data communicated for the 2021 fiscal year covered 81% of the Group’s consolidated workforce.

Against a backdrop of profound technological, economic and environmental change, Orange has continued and stepped up its training efforts to continuously adapt its employees’ skills to these new challenges, allowing them to perform their jobs efficiently and with peace of mind, while giving them the means to build their careers.

Orange relies on a combination of training modes (face-to-face, synchronous and asynchronous remote learning) to facilitate access for as many people as possible.

In 2023, the training access rate rose six points compared to 2022 to reach 97%, thanks in particular to the development of the Orange Learning training portal (see Section 4.3.1.2.2 Skills and skills acquisition), which has been rolled out in over 140 countries worldwide. The number of training hours per employee also rose slightly in 2023 (+2%).

As in previous years, particular attention has been paid to equity in access to training. Thus, within Orange SA (i.e., 45% of the Group’s workforce), the rate of access to training for employees over 45 years of age stood at 96% in 2023. The access rate for women is two points higher than for men.

Orange has also continued to adapt its educational model to take into account the impact of its business on the environment. Thus in 2023, 52% of the skills development actions provided were carried out in face-to-face mode and 48% were in remote mode, particularly through virtual classes or e-learning.

The Net Promoter Score (NPS), which measures the level of satisfaction of learners, continued to rise in 2023 and reached 73 (up +12 pts from 2022).

4.3.1.3.4      Health, safety and quality of life at work

This section addresses the challenge of occupational health, safety and security, through a Group dashboard.

Quality of life at work

Pursuant to the Orange group’s 2014 global health and safety agreement and in line with the roll-out of the Vigilance Plan:

−    all the Group’s entities have social dialogue bodies dedicated to employee health, safety and working conditions; and

−    all the Group’s employees have health insurance;

−    in 2024, a Group health, safety and working conditions policy will be gradually rolled out in all countries, reflecting its commitment at the highest level and its determination to standardize and continuously improve practices;

−    entities are covered by an occupational health and safety management system (OHSMS) based on international standard ISO 45001 (see Section 4.3.1.2.6 Health, safety, quality of life and working conditions). In 2023, the Group had 11 certified entities. The remaining entities are nevertheless regularly audited. A management system support program is offered to entities to assist them in their approach. Training is also offered in France. Internationally, health and safety functions are coordinated at the divisional level in each of the major zones.

Number of occupational accidents with lost time (1)	2023	2022 (2)	2021
Group total	463	492	542
o/w Orange SA	314	367	374

(1)   Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2)   The 2022 results have been updated by the final number of the Orange SA scope and those reported by international entities as part of the quarterly data collection process introduced in 2023.

Number of fatal occupational accidents	2023	2022 (1)	2021
Group total	3	4	3
o/w Orange SA	1	4	1

(1)   The 2022 values have been updated with the final number for the Orange SA scope.

Frequency rate of occupational accidents (1)	2023 (2)	2022 (3)	2021
Group total	✔ 2.26	2.39	2.21
o/w Orange SA	✔ 3.52	3.98	3.22

(1)   The frequency rate of occupational accidents relates to the number of occupational accidents with lost time per million theoretical hours worked. Theoretical hours worked are calculated based on the number of annual theoretical working days in each country where the Group operates (as reported by the subsidiaries). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2)   The number given for Orange SA is for fiscal year 2023, recorded at December 31, 2023. It will be updated to the final number (related to subsequent recognitions) in next year’s document.

(3)   The 2022 results have been updated by the final number of the Orange SA scope and those reported by international entities as part of the quarterly data collection process introduced in 2023.

✔     Item reviewed by an independent third party: limited assurance.

Severity rate of occupational accidents (1)	2023 (2)	2022 (3)	2021
Group total	✔ 0.15	0.16	0.13
o/w Orange SA	✔ 0.29	0.30	0.23

(1)   The severity rate of occupational accidents relates to the number of days lost for occupational accidents per thousand theoretical hours worked. Theoretical hours worked are calculated based on the number of annual theoretical working days in each country where the Group operates (as reported by the subsidiaries). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2)   The number given for Orange SA is for fiscal year 2023, recorded at December 31, 2023. It will be updated to the final number (related to subsequent recognitions) in next year’s document.

(3)   The 2022 results have been updated by the final number of the Orange SA scope and those reported by international entities as part of the quarterly data collection process introduced in 2023.

✔     Item reviewed by an independent third party: limited assurance.

The number of occupational accidents with lost time within the Group scope remained at a level well below what was observed before the Covid crisis (695 accidents in 2019), which can be explained by continued use of telework since 2020. The same holds true for the frequency rate of occupational accidents within the Group scope which, after a slight increase in 2022, returned to the 2021 level and has remained well below that of the years preceding the Covid period (3.62 in 2019). The decline in the frequency rate of occupational accidents was also significant for Orange SA in 2023 compared to 2022, as well as compared to 2019 (4.62 in 2019).

The severity rate of occupational accidents was relatively stable over time: the rate in 2019 was of the same order of magnitude (0.18 for the Group, 0.26 for Orange SA).

Absenteeism

Number of days of employee absence due to illness (1)	2023 (2)	2022 (3)	2021
Group total	911,704	1,144,751	1,094,246
o/w Orange SA	512,891	669,161	622,707

(1)   The definition covers employees on permanent contracts and employees on fixed-term contracts. Employees on work-study contracts have been included in the scope since 2020.

(2)   The number given for Orange SA is for fiscal year 2023, recorded at December 31, 2023. In addition, it has taken into account Orange Caraïbe since October 2023, the date of the merger of this entity with Orange SA. It does not take into account any adjustments made subsequently. It will be updated to the final number in next year’s document.

(3)   The 2022 results have been updated with the final number for the Orange SA scope.

Number of employee days of absence due to occupational accidents (1)	2023 (2)	2022 (3)	2021
Group total	30,153	32,161	32,689
o/w Orange SA	26,163	28,016	27,262

(1)   This indicator covers employees on permanent contracts and employees on fixed-term contracts. Employees on work-study contracts have been included in the scope since 2020.

(2)   The number given for Orange SA is for fiscal year 2023, recorded at December 31, 2023. It does not take into account any adjustments made subsequently. It will be updated to the final number in next year’s document.

(3)   The 2022 results have been updated by the final number of the Orange SA scope and those reported by international entities as part of the quarterly data collection process introduced in 2023.

Absenteeism improved significantly in 2023, with the number of days of absence due to illness falling by around 20% compared to 2022. For Orange SA, this decline was accentuated by a reduction in employees between the two periods.

Similarly to the frequency and severity rate of occupational accidents, the number of days of absence due to occupational accidents also fell overall.

Monitoring of the number of employees whose cases were classed as occupational illness

The "number of cases that were classed as occupational illness" indicator concerns Orange SA exclusively.

Number of employees whose cases were classed as occupational illness	2023 (1)	2022 (2)	2021
Total Orange SA	10	8	13

(1)   The number given for Orange SA is for fiscal year 2023, recorded at December 31, 2023. It does not take into account any adjustments made subsequently. It will be updated to the final number in next year’s document. It only takes into account recognized occupational illnesses declared by active employees.

(2)   The 2022 results have been updated with the final number for the Orange SA scope.

The majority of recognized occupational illnesses are recognized outside the Social Security occupational illnesses tables. The figures are too low in absolute terms to make a meaningful interpretation. It should also be noted that this indicator only concerns claims filed by active employees.

4.3.1.3.5      Promoting diversity and inclusion

4.3.1.3.5.1       Equality in the workplace

Percentage of women - Group	2023	2022	2021
% of women in the active workforce	✔✔ 36.2%	36.1%	35.9%
% of women in supervisory staff (1)	32.0%	31.8%	31.3%
% of women in management networks (2)	✔✔ 34.1%	33.1%	31.6%

(1)   The "supervisory staff" indicator includes employees belonging to the "senior executives" category, which corresponds to the consolidation of levels E, F and G of the French telecommunication collective bargaining agreement (Convention collective nationale des télécommunications, or CCNT). Entities outside France use a document describing each CCNT level to match each of their employees to the appropriate CCNT level.

(2)   This is the management network, which counted 1,261 executives at end-2023. These managers hold positions of great responsibility within the Group.

✔✔  Item reviewed by an independent third party: reasonable assurance.

The Group has set a target of 35% women in management networks by 2025, in line with the proportion of women in its workforce; this objective is integrated into the talent management policy.

The proportion of women in management networks has risen steadily and picked up the pace in 2023, gaining one point over the last 12 months to reach 34.1%. In the top 10% of positions with the highest responsibility, the proportion of women stood at 33.0% at end-2023, showing remarkable progress.

In December 2023, the proportion of women on the Group Executive Committee stood at 38.5%, i.e. 5 women out of 13 members.

Percentage of women in technical and digital occupations	2023	2022	2021
Group total	✔ 21.9%	21.2%	20.9%
o/w Orange SA	✔ 23.3%	23.1%	22.9%

✔     Item reviewed by an independent third party: reasonable assurance.

The Group has set a target of 25% women in the technical and digital roles of the future by 2025, in line with the proportion of women in its workforce. In addition, the Strategic Committee approved a new definition of "technical and digital roles," allowing this indicator to be monitored and steered more precisely and in line with reality in the field. This new calculation rule will be applied to reporting and communication in 2024.

Against a backdrop of female under-representation in applications for positions in "technical and digital professions," Orange has succeeded in maintaining momentum via its Hello Women program, achieving a +0.7% improvement in the proportion of women in 2023.

The Group takes a proactive approach with regard to the proportion of women among external hires in the Innovation & Technology field, which stood at 28.1% at end-2023, an increase of 3 points compared to end-2022.

Compensation - Orange SA (1)	2023	2022	2021
Gross average monthly compensation (in euros)	4,855	4,681 (2)	4,512
Men	4,942	4,772	4,616
Women	4,708	4,527	4,336

(1)   This indicator takes into account all components of compensation: gross index-linked salary or basic salary, additional salary, monetary benefits, variable compensation (commercial, management, sales), job-related bonuses and allowances (working hours, arduous work, mobility), assignment-related bonuses and allowances, and family situation-related bonuses and allowances.

(2)   Figure adjusted compared to the 2022 publication.

In terms of equality in the workplace, the average compensation at Orange SA increased by 3.7% in 2023, i.e. 3.6% for men and 4.0% for women.

The Group has set a target of reducing the pay gap between men and women to achieve equal pay for comparable positions by 2025 at the latest.

In 2023, the pay gap rate between women and men in comparable employment situation for Orange SA was -1.20%, stable compared to 2022. Orange considers that, at this level, given the changes in the number of employees between categories of responsibility (CCNT bands) and by employment situation (business categories), its policy of equal pay for comparable employment situations tends to be respected. As part of Orange SA’s wage policy in 2023, measures to promote professional equality represented a budget of 0.2% of women’s salaries.

4.3.1.3.5.2       Employment and integration of people with disabilities or cognitive diversity

Employees with disabilities - Orange SA	2023 (4)	2022 (3)	2021
Number of employees with disabilities (1)	4,019	3,932	4,363
Employment rate (2)	7.0%	6.46%	6.51%

(1)   Employees with disabilities declared in the DOETH communicated by URSSAF (Unions de Recouvrement des Cotisations de Sécurité Sociale et d’Allocations Familiales - Organizations for the Collection of Social Security and Family Benefit Contributions).

(2)   Employment rate calculated according to DOETH methods communicated by URSSAF. Employees over the age of 50 are assessed with a coefficient of 1.5.

(3)   Adjusted data.

(4)   Provisional data.

The employment rate of workers with disabilities is notably increasing in 2023, linked on one hand to the fall in the total workforce (6.4%) and on the other hand to the aging of the population of employees with disabilities, benefiting from an over-valuation in the calculation.

See section 4.4.4.2 Inclusive purchasing in France for the amount and nature of acquisitions from the sheltered employment sector.

4.3.1.3.6      Note on methodology - employee-related data

The employee-related data in this section primarily comes from the HR information system and is supplemented by data from the Group’s financial information system. The methodological specifications or limitations of some indicators are provided below and include a compilation of the details given in the employment-related indicator tables.

The Group’s workforce

Data is given in terms of the workforce at the end of the period. The definition covers permanent contracts and fixed-term contracts. Work-study contracts (apprenticeship and vocational training contracts) are excluded from the data related to the number of Group employees.

Number of departures

The "number of resignations" and "number of dismissals" indicators only take into account departures of active employees on permanent contracts. Thus, departures of employees that are temporarily not working (inactive employees: on long-term medical leave, extended leave, unpaid leave, etc.) are not included in these indicators.

The "number of definitive departures of permanent employees" indicator, referred to in the employment section of the Management Report, includes by convention the balance of provisional recruitments into and departures from the Group, with provisional departures being higher than recruitments.

Turnover rate

The "turnover rate" is the total number of definitive departures (resignations, retirements, lay-offs, contractual terminations, deaths and temporary entries/exits) divided by the number of permanent contracts in the previous year. This indicator is shown with or without retirements.

Gender breakdown among supervisory staff (permanent employees at the end of the period)

The rule for calculating the "supervisory staff" indicator is based on the active workforce with permanent contracts.

The "supervisory staff" indicator includes employees belonging to the "senior executives" category, which corresponds to the consolidation of levels E, F and G of the French telecommunication collective bargaining agreement (Convention collective nationale des télécommunications, or CCNT), or the equivalent level for entities outside France and French subsidiaries that do not benefit from this agreement.

Percentage of women in the management network

The management network is a network comprising 1,261 managers at the end of 2023. Its members all hold positions of great responsibility in the Orange group.

Employees with disabilities - Orange SA

The "number of employees with disabilities" indicator relates to the number of employees declared in the Mandatory Declaration on the Employment of Disabled Workers (Déclaration Obligatoire à l’Emploi des Travailleurs Handicapés, or DOETH).

Their "integration rate" and "employment rate" are calculated according to DOETH methods. The figure shown for 2023 is provisional due to the processing time of the declarations.

Training hours

The number of training hours per employee is calculated on the basis of the number of training hours divided by the average monthly number of active employees over the year.

The data reported on Group training comes from two types of reports: one via the Orange Learning training portal, currently being rolled out in all of the Group’s entities, and the other via monthly reporting from subsidiaries using their own information systems in addition to Orange Learning. Some additional training, although provided, is not included in the Group’s definition.

For the calculation of indicators relating to training, the 2023 reporting scope covers 98% of the Group’s consolidated workforce.

Health and safety indicators

The responses to the health, safety and quality of life at work dashboard, including data on absenteeism, cover 84% of the consolidated Group’s workforce in 2023. The indicators are expressed on a calendar basis.

Accidents reported by the countries comply with local regulations.

The figures given for Orange SA correspond to fiscal year 2023, recorded at December 31, 2023. The figures for the prior year (n-1) are updated with the final figures when the subsequent fiscal year (n+1) is reported, taking into account any adjustments made at a later date.

The number of theoretical hours worked over the year fluctuates by country. It is calculated based on the number of active employees (annual average full-time equivalent), the number of annual theoretical working days worked, and the number of theoretical hours worked per day in each country where the Group operates (as reported by the subsidiaries).

The definitions of the "number of employee days of absence due to illness" and "number of employee days of absence due to occupational accidents" indicators relate to employees on permanent contracts and employees on fixed-term contracts (including apprentices, students on work-study contracts and individuals on vocational training contracts), in number of calendar days.

The "number of employees whose cases were classed as occupational illness" indicator only takes into account recognized occupational illnesses declared by active employees.

The "frequency rate of occupational accidents" is calculated as:

(Number of occupational accidents with lost time x 1 million)/Total number of hours worked.

The "severity rate of occupational accidents" is calculated as:

(Number of days lost for occupational accidents x 1,000)/Total number of hours worked.

4.3.2      Workers in the value chain

The Group’s strategy toward its suppliers aims to protect the Group’s assets and preserve a competitive and sustainable supplier ecosystem over the medium and long term, in support of Orange’s strategy across its entire footprint. Orange has made its own commitments to respect human rights and fundamental freedoms, business ethics and the environment, and to ensure these are also respected by its value chain. To do so, Orange relies on contracts, the assessment of high-risk suppliers and on-site audits, both its own and shared with its peers, in order to build sustainable market standards.

Orange’s purchasing is carried out via purchase orders, the majority of which refer to contracts, with the remainder in keeping with Orange’s terms and conditions of purchase.

For purchasing contracts, Orange has implemented a system based on both the autonomy given to the purchasing entities of its organizations, which can conclude local contracts on subjects specific to their entity, and on sharing, through Group contracts for matters common to the various entities.

Whether for local or Group contracts, the contract must follow a rigorous selection and negotiation process with the supplier, and include various clauses addressing CSR issues, in particular the obligation for contracting suppliers and subcontractors to respect human rights and working conditions, and the obligation for them to impose these same obligations on their own suppliers and subcontractors.

Orange’s expenditure by major purchasing category [29] was broken down as follows in 2023:

−    37% networks (purchases of works for the network, equipment and maintenance for fixed and mobile networks);

−    21% mobile handsets;

−    20% indirect purchases (all purchases for needs specific to the operation of the company and its employees, such as communication and marketing expenses, professional logistics services, energy, etc.);

−    13% IT (purchases of IT services, equipment and maintenance, software);

−    6% Digital Home and platforms (purchases of customer equipment such as boxes, and services);

−    3% telecom (purchase of network capacity and traffic).

4.3.2.1     Governance

4.3.2.1.1      Group Procurement & Supply Chain Department (GPS)

The Group Procurement & Supply Chain (GPS) Department, within the Group Finance & Performance Department, is responsible for procurement and supply chain management for Orange.

Its role is to define procurement and supply chain strategies and policies for the Group, to ensure that they are implemented across all entities and subsidiaries, and to use a 360° approach in performance management, with the aim of:

−    developing performance and value creation;

−    protecting the company from risks inherent in procurement and supply chain activities;

−    contributing to Orange’s environmental and sustainable development challenges.

In charge of all global actions concerning the Group’s procurement and supply chain, GPS is responsible for coordinating with BuyIn, the purchasing alliance between Orange and Deutsche Telekom which handles negotiations on framework agreements for an essential part of IT and network equipment purchases, in order to address purchasing issues in a coherent and aligned way across the Group.

For procurement, Orange utilizes a two-level negotiation model that relies on a Purchasing Center of Excellence, which is responsible for defining the Group’s Purchasing Policy, processes and standards, in order to take advantage of opportunities at both the Group and local levels.

For the supply chain, GPS provides the central functions that steer the supply chain transformation, promote innovation, guarantee sustainable performance, lead the Supply Chain community, and provide expertise in all of Orange’s geographical regions.

To do so, it has common policies, processes and standards; designs and implements an overall digital and data management strategy; steers the financial, operational and environmental performance of countries; and manages the resilience of the supply chain, risks and the sustainability of its operations.

GPS also has an operational role, promoting the development of the circular economy and ensuring the compliance of international operations with customs and transport regulations.

Additionally, GPS is responsible for procurement activities in France (Orange SA, including Corporate departments and subsidiaries).

In this context, the GPS department is responsible for encouraging CSR commitments by various procurement stakeholders and the application of such commitments in their processes.

4.3.2.1.2      Orange Industrial Supplier Strategy Committee

Orange’s Industrial Supplier Strategy (ISS) Committee is one of the committees of the new company model (see Section 5.2.2.3 Executive Committee and Group governance committees). It guides, validates and controls the implementation of the industrial supplier procurement policy within the scope of networks and IT purchasing. The industrial supplier strategy aims to protect the Group’s assets and preserve a competitive and sustainable supplier ecosystem over the medium and long term, in support of Orange’s business and technological strategy across its entire footprint. The committee is co-chaired by the Group Chief Financial Officer (CFO) and the Group Chief Technology & Innovation Officer (CTIO). Its duties and responsibilities are to develop an industrial supplier strategy, based on a structured framework of procurement decisions; its purpose is to preserve a competitive ecosystem, limiting excessive dependence on strategic suppliers and anticipating the risks of the Group’s main technology suppliers in line with its industrial strategy.

4.3.2.1.3      Responsible Purchasing Committee

The Responsible Purchasing Committee oversees the implementation of the Group’s Purchasing Policy for responsible purchasing for all Group entities and subsidiaries. Three times a year, it brings together representatives from the Group Procurement & Supply Chain, Group CSR, Sustainable Finance, Legal, and Group Internal Control departments.

The Responsible Purchasing Committee verifies that:

−    Orange’s "Responsible Purchasing Commitments" are formalized in a contract through the CSR clause, which refers to the Supplier Code of Conduct (Group and local suppliers);

−    CSR culture is passed on to buyers through mandatory CSR training courses, buyers being supported in putting this training into practice through a skills center;

−    CSR risk management, which is based on supplier assessments and audits, is effective.

It also promotes the active pursuit of opportunities through dialogue with subsidiaries and suppliers and ensures that there is transparent reporting on the CSR maturity of all subsidiaries.

As such, the objectives of the Responsible Purchasing Committee are to:

−    validate the mandatory CSR commitments to be applied to Orange purchasing, as well as the minimum requirements Orange imposes on its suppliers, particularly in terms of respect for human rights and fundamental freedoms;

−    support the implementation of these commitments through joint actions by the Group CSR and GPS Departments;

−    monitor the proper implementation of these commitments by tracking key performance indicators (KPIs) and the effectiveness of the measures put in place;

−    ensure that changes in CSR regulations are properly anticipated and integrated into purchasing processes.

The sponsors of the Responsible Purchasing Committee are the Group Procurement & Supply Chain Director and the CSR Governance & Trust Director.

4.3.2.1.4      Vigilance-Plan-based management

As part of the Vigilance Plan’s governance structure, GPS has appointed a Duty of Vigilance liaison officer for its management team, who is responsible for the local implementation of the plan.

This liaison officer’s role is to implement the Vigilance Plan with suppliers, ensuring:

−    the local application of the duty of vigilance risk mapping, focusing the impact analysis on suppliers, with the support of the entity’s risk manager;

−    the existence and relevance of mitigation policies to address these risks;

−    raising awareness of the Vigilance Plan among buyers.

The Duty of Vigilance liaison officer also makes proposals to improve the management, assessment and monitoring of the Vigilance Plan within GPS, ensuring that the resources required to implement the action plan are committed.

4.3.2.2     Policies and action plans

The implementation of this strategy focuses on several policies put in place to limit any sustainability risks that could have a legal, financial or reputational impact, as well as to ensure the continuity of the Group’s activities.

4.3.2.2.1      Group Purchasing Policy

Orange’s purchasing is carried out within the framework of an Orange’s "Group Purchasing Policy" updated at the end of 2021, which applies to the various entities responsible for procurement.

The Purchasing Policy applies to all Orange entities, with the subsidiaries having their own Purchasing department. It defines the principles to be applied in purchasing actions in order to meet three major objectives:

−    strengthen Orange’s financial performance by providing customers with competitive services or products, pooling the needs of Group entities, favoring standard solutions, and selecting suppliers in a rigorous, fair and responsible manner;

−    contribute to Orange’s protection by integrating the Supplier Code of Conduct into contracts, applying preventive measures linked to data security, financial and sustainability risks, the fight against corruption and fraud, respect for business ethics and human rights, and supply risks; and being attentive to dependency issues (raw materials, critical resources, supply chain shortcomings, etc.);

−    contribute to the success of Orange’s environmental commitments by making environmental criteria a driving force in purchasing decisions, stepping up the use of the circular economy, questioning purchasing needs, and developing renewable and low-carbon energy purchases.

4.3.2.2.2      Orange’s Responsible Purchasing commitments

This Purchasing Policy is clarified through responsible purchasing commitments, which drive the impacts, risk management and opportunities related to the upstream supply chain for Orange.

For several years now, Orange has been integrating the principles of CSR into its relationships with suppliers and subcontractors and improves the management of social, societal and environmental risks. Orange’s Responsible Purchasing commitments are available at https://gallery.orange.com/CSR. They apply to the procurement and supply chain activities of the Group and its subsidiaries, as well as to the purchasing activities delegated to BuyIn, a joint venture established by Orange and Deutsche Telekom, as part of their relations with suppliers and subcontractors. They have the following major objectives:

−    to develop balanced relationships with our suppliers, based on trust, respect and long-term business relationships;

−    to contribute to financial performance by creating value and ensuring the availability of Group products and services at the best total cost;

−    to manage the CSR risks and opportunities associated with procurement and the supply chain;

−    to allow the Group and its customers to benefit from the know-how of innovative, high-performance suppliers.

Orange requires its suppliers to meet its CSR standards and to apply them to their own purchasing processes. It does this in particular by making it a contractual requirement that Group suppliers adhere to a Supplier Code of Conduct and comply with laws and regulations, including CSR clauses in Group framework agreements and in exclusively local contracts.

4.3.2.2.3      Supplier Code of Conduct

The Orange Supplier Code of Conduct [30] describes the ethical, social and environmental commitments expected by the Group. A new version of the document came into force on March 30, 2023 to adapt to changes in CSR and Compliance regulations and the Group’s new strategy. This update clarifies Orange’s requirements in terms of human rights and working conditions, and incorporates significant developments in the environmental field. Specific environmental requirements are described in section 4.2.2.2 Roll-out of the environmental commitment within the Group and raising awareness.

Orange accordingly requires its partners, suppliers and their own subcontractors:

−    to comply with all national, European and international regulations governing ethical and responsible behavior. This includes, but is not limited to, standards dealing with human rights, occupational health and safety, environmental protection, sustainable development, the fight against corruption and child protection;

−    to adopt and apply the Group’s ethical standards and commitments, and make progress in these areas.

Orange’s Supplier Code of Conduct sets out a number of principles, including:

−    the relationship with national and international law: the supplier must always comply with applicable laws and regulations, and with contractual obligations as agreed between the parties. This includes the US Foreign Corrupt Practices Act and the UK Bribery Act where applicable. The supplier must also comply with any international economic sanctions (including embargoes and trade and financial restrictions); this includes any sanctions which may be in effect as a result of a resolution adopted under Chapter VII of the Charter of the United Nations by the UN Security Council, as well as any sanctions that may have been imposed by the European Union. The supplier must ensure that its agents, suppliers, partners, subcontractors and their respective representatives comply with the principles of the Supplier Code of Conduct insofar as they are directly or indirectly involved in the supply of products or services under the contract;

−    respect for human rights at the international level: the supplier must not be complicit in any violation of human rights whatsoever and must respect the dignity of people, privacy and the rights of each individual. Slavery in all its forms is prohibited. Furthermore, the supplier will do its best to comply with all the standards drafted by the International Labor Organization (ILO);

−    freedom of association and the right to collective bargaining: the supplier must endeavor to implement internationally recognized standards, for example the conventions of the ILO, without violating national law. It must ensure that its employees and representatives, including temporary workers, can speak openly within their company regarding any issue relating to their working conditions;

−    prohibition of child labor: the supplier is prohibited from employing persons under the age of 15 or the age of completion of mandatory education, or under the legal working age in the country, whichever is higher. It must take all measures to enforce this ban in its supply chain. If it is discovered that a child is working on the supplier’s premises or that of one of its subcontractors, the supplier must immediately take steps to remedy the situation in order to serve the best interests of the child;

−    non-discrimination and diversity: the supplier must treat all employees with respect and must not inflict corporal punishment, use physical or moral coercion, or engage in any form of abuse, harassment or threats. It must combat all forms of discrimination in relation to ethnic origin, skin color, gender, sexual orientation, language, disability, religion, political or other opinion, national or social origin, or age. It must ensure compliance with gender equality in the workplace, and promote diversity, equal opportunities and equal treatment in employment and the workplace;

−    inclusiveness: the supplier must facilitate the implementation of inclusive practices, and promote the integration sector, people with disabilities, and collaborations with social economy players;

−    prohibition of slavery and forced labor: the supplier must comply with the United Nations Universal Declaration of Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and all applicable regulations prohibiting slavery, including modern slavery, human trafficking, and all forms of forced or compulsory labor within the meaning of the ILO Convention on Forced Labor. In particular, all work must be voluntary and workers must be free to leave or terminate their employment with reasonable notice. Suppliers must not retain, destroy, conceal, confiscate or deny access to their employees’ identification and immigration documents, such as work permits, unless required by law. In addition, suppliers must work to eliminate the risk of modern slavery in their supply chains;

−    compensation: suppliers must provide compensation in line with national regulations on minimum wages. In the absence of national regulations, compensation must be sufficient to cover basic needs such as housing, food and health, and meet the standards of ILO Convention C131 on minimum wage fixing. The basis on which workers are paid must be clearly communicated to them. Suppliers must not resort to salary deductions as a disciplinary measure;

−    working hours: working hours, including overtime, must comply with applicable national laws. In the absence of national legislation, ILO standards must apply. In particular, the normal working week must not exceed 48 hours, excluding overtime which may not exceed 12 hours. Workers must have at least one rest day in every seven-day period. Suppliers must ensure that all workers are entitled to paid leave;

−    health and safety: suppliers must provide their workers with a working environment that protects their health and safety, particularly in terms of fire protection and the cleanliness of the premises. They must take the necessary measures to prevent occupational accidents and illnesses. They must regularly hold appropriate training sessions to ensure that workers have sufficient health and safety knowledge. This includes the provision of appropriate personal and collective protective equipment and instructions on their use. When providing accommodation, suppliers must ensure that it is clean and safe, and that it meets the basic needs of workers and, where applicable, their families. Suppliers are encouraged to implement an occupational health and safety management system, based on international standards such as ISO 45001 or equivalent.

4.3.2.2.4      Supplier selection and audit process to ensure compliance with Orange’s responsible purchasing commitments

CSR criteria in Orange’s supplier selection

CSR now accounts for 20% of the score given to suppliers in purchasing decisions for projects within BuyIn’s scope worth more than 10 million euros. This CSR score is broken down as follows:

−    10%: Supplier Sustainability Scorecard (SSS) assessing the supplier’s overall CSR maturity;

−    10%: criteria specific to the product purchased by Orange, depending on the field (ITN, fixed customer equipment such as set-top boxes).

The weighting of CSR in the decision criteria for all purchasing projects in France led by GPS was increased in 2023 and now follows the following rules:

−    20% for projects with a high/very high CSR risk and/or a significant carbon impact;

−    for purchasing projects with a CSR risk that is not high, the recommendation is to devote 10% of the score awarded to suppliers to CSR, to be decided in consultation with the advising departments.

CSR risk assessment of Orange suppliers

A communication from the Director of GPS and the Executive Director of Group Societal and Environmental Responsibility was sent out in July 2023 to all Chief Executive Officers, Chief Procurement Officers (CPOs), CSR Directors, Duty of Vigilance Managers, CSR Purchasing Coordinators, and the Risk Managers of each entity, division and country, to remind them all of the mandatory nature of the methodology and to specify the objectives pursued, which are to:

−    strengthen the third-party sustainability risk assessment process by integrating it into the GPS Purchasing process;

−    make this process operational across all entities and divisions, and standardize practices across all entities and divisions;

−    systematize the application of the process.

The communication specified that the sustainability assessment must be carried out before entering into a contractual relationship for purchasing projects involving high and very high CSR risk categories (subject to the application of an estimated expenditure threshold). The "List of CSR risk purchasing categories" has been reviewed by the Group’s Duty of Vigilance Manager and GPS, taking into account:

−    the non-financial impact on health and safety, human rights and the environment;

−    the probability of risk occurrence;

−    the specific characteristics of the geographical regions of the Orange entities making the purchase.

This list has been shared with all players involved in CSR risk assessment. In order to guarantee the independence and quality of the analysis, supplier assessments were entrusted to EcoVadis [31], whose methodology is based on international CSR standards and guidelines such as the Global Compact, ISO 26000, ILO or GRI. As an exception, the CSR risk analysis is based on an internal Orange assessment.

The first support stage consisted of training sessions, in French and English, held by GPS for CPOs and CSR purchasing liaison officers in all regions. Specific sessions were also held at the request of certain countries in the MEA region. Several tools have been made available to entities, divisions and countries: presentation of the assessment tool and the available features, frequently asked questions (FAQ), content and videos on the document database shared within the purchasing community.

Supplier audits and compliance with JAC audits

Orange helps verify compliance with CSR standards through the Joint Alliance for CSR (JAC, formerly the Joint Audit Cooperation), an association of telecommunication operators (27 members as of the end of 2023, representing more than half of industry revenues worldwide), grouped together to audit, assess and develop the implementation of CSR standards in the production chain by the global ICT suppliers. The JAC has pooled the results of production site audits conducted by various members since 2010 for over 600 high-CSR-risk production sites in 45 countries and at different levels of the supply chain (tiers 1, 2, 3). These results are taken into account in the selection of suppliers within the various Orange entities, including BuyIn. Thanks to the JAC, members are not alone in managing the new sustainability challenges affecting the entire supply chain, such as climate change, the implementation of circular economy principles, and the fight against new forms of human rights violations and labor exploitation. In this respect, the JAC has established dedicated working groups in order to adopt common positions and a shared methodological approach aiming to anticipate, monitor and measure the implementation of these principles in order to respond more effectively to the new duty of vigilance regulations.

4.3.2.2.5      Channels for suppliers and their employees to raise concerns

Communications with suppliers

Dedicated supplier portal

Orange provides its suppliers, their employees and potential suppliers with a supplier portal [32], which presents the Group’s Purchasing policy, Orange’s expectations of its suppliers, existing digital interfaces between Orange and its suppliers, suppliers forums organized by the Group, and a whistleblowing system incorporating information security.

Updated in 2023, this collaborative tool fosters communication between Orange and its suppliers, and allows Purchasing to share both major strategic messages and more specific directives, reflecting Orange’s approach to addressing its challenges, and in particular those related to CSR.

Finally, the Supplier portal allows any Orange supplier in a potential situation of conflict with Orange to refer the matter to an internal Orange mediator, independent of the Purchasing Department.

Suppliers forum

The supplier forum brings together a large number of Orange suppliers and subcontractors, with the aim of raising their awareness of specific CSR issues [33]. Held on February 1, 2024, the 9th Suppliers Forum highlighted the key aspects of the Group’s policy on respect for the environment, human rights and fundamental freedoms. Backed by a number of commitments and built around a risk-based approach that complies with current standards and regulatory frameworks, this policy is aimed at all stakeholders in all territories where the Group is present, and is applied across the entire value chain.

Whistleblowing system for suppliers and their employees

A whistleblowing system is available to suppliers and their employees. If a serious violation of human rights and fundamental freedoms, personal health and safety or the environment, fraud or corruption, a breach of ethics, a conflict of interest, or any other violation of laws and regulations is observed, a report can be sent anonymously to Orange through the Hello Ethics [34] platform, which guarantees the whistleblower’s protection. The Group CSR Department and the GPS Department review the alerts collected, following a Group-wide procedure (see Section 4.4.2.4 Group whistleblowing system). In the event of serious and consistent evidence, the suppliers concerned are contacted and asked to provide proof of plans to remedy the risks identified.

4.3.2.2.6      CSR training for buyers

In 2023, GPS established an "ESG capacity building" working group to define a roadmap for the upskilling of Orange buyers in environmental and social issues.

This capacity building includes training and information-sharing for the buyer community, as well as leadership methods such as sharing best practices, discussion seminars and case studies.

The working group was officially established in June 2023. Its steering committee met three times to define its objectives and action plans, and to monitor its results. These were presented to the GPS Management Committee and the Responsible Purchasing Committee in October 2023.

The first deliverables were:

−    in the Group scope: organization in October 2023 of a one-hour "Buyers Conference" webinar for all Group buyers to present the major challenges, the Group’s objectives, and the main CSR actions to be taken by Purchasing;

−    in the France scope: organization of two one-day sessions of the "CSR and Responsible Purchasing" training program and two webinars in November 2023.

These components supplemented existing training courses: Group CSR certificate, Finance & CSR Performance training and "30-minute CSR e-learning."

4.3.2.3     Purchasing targets and measures

The Group measures the implementation of its Responsible Purchasing commitments, notably by monitoring the widespread introduction of the CSR clause in new contracts signed (or renewed) and through the training program for buyers on CSR issues in the supply chain. The Group has set itself a target of 100% of contracts signed including the CSR clause.

	2023	2022	2021
% of contracts signed including the CSR clause	✔ 95%(1)	96% (2)	92% (3)
% of buyers having completed dedicated CSR training during the last two years7V	✔ 59% (4)	50% (5)	96% (6)

(1)   Data collected for a scope representing more than 94% of 2023 revenues, Buyin and Orange Bank. The Group percentage corresponds to the ratio of the sum of the contracts with CSR clauses in each country to the sum of the contracts and amendments signed during the year.

(2)   Data collected for a scope representing more than 97% of 2022 revenues and Orange Bank. The Group percentage corresponds to the ratio of the sum of the contracts with CSR clauses in each country to the sum of the contracts and amendments signed during the year.

(3)   Data collected for a scope representing 95% of 2021 revenues and Orange Bank. The Group percentage corresponds to the simple average of the percentages of each country.

(4)   Data collected for a scope representing 94% of 2023 revenues, Buyin and Orange Bank. The Group percentage corresponds to the ratio of the sum of buyers trained in the last two years to the buyer workforce at December 31, 2023.

(5)   Data collected for a scope representing 98% of 2022 revenues and Orange Bank. The Group percentage corresponds to the ratio of the sum of buyers trained in the last two years to the buyer workforce at December 31, 2022.

(6)   Data collected for a scope representing 93% of 2021 revenues and Orange Bank. The Group percentage corresponds to the simple average of the percentages of each country.

(7)   There was a change in methodology between 2022 and 2023 for the Percentage of buyers having completed dedicated CSR training during the last two years indicator The buyer workforce in 2023 no longer includes buyers on the French part-time for seniors plans but only active buyers directly involved in purchasing transactions, unlike in previous years.

✔     Item reviewed by an independent third party: limited assurance.

JAC audits

In 2023, the JAC conducted 150 audits, including 123 on-site audits carried out directly by the JAC, and 14 VAP (Validated Assessment Program) audits conducted by the RBA, an association The JAC also carried out 13 anonymous surveys of 10,242 workers over the phone, specifically about their working conditions.

These actions made it possible to reach the level of tier-two and tier-three suppliers (57% of audits and investigations). The JAC’s actions in 2023 lead to creating 890 corrective action plans, 45% of which related to occupational health and safety conditions, 18% to excessive working hours and 11% to non-compliance with environmental standards. 18% of the sites audited achieved a JAC CSR score of "Excellent." 46% obtained a "Good" JAC score but with room for improvement, 11% a "Conditionally Acceptable" JAC score, and 24% a "Poor" JAC score.

4.3.3      Customers and end-users, Affected communities

Orange’s purpose includes a humanistic digital promise "for everyone." It formalizes the need for sustainable business models to consider groups that are potentially discriminated against or vulnerable, so that digital technology can work in their favor. It assumes particular importance in a society filled with tension, diffraction and polarization; the Group firmly believes that digital technology is a lever in the fight against inequality, provided the conditions for access and managed use are met.

This commitment to inclusiveness is reflected in the following strategic guidelines:

−    address vulnerable populations by identifying their representation, categorizing their digital needs according to age (children, the elderly), disability (physical, mental) or neurodivergence, origin (social, ethnocultural, geographic, opinions) and gender (sex, orientations, etc.). Orange provides them with access to connectivity, information on responsible use, and training in the career potential and empowerment offered by digital technology;

−    strengthen protection, cybersecurity and respect for human rights and fundamental freedoms, particularly digital freedoms, for users and customers;

−    promote innovation and ethical, responsible research;

−    support the local economic fabric through the creation of value by suppliers, SMEs and start-ups.

Orange’s Board of Directors approves the Group’s CSR strategy, particularly with regard to its social aspects, and oversees the impacts, risks and opportunities associated with Orange’s social commitment through the work of the GCSERC.

At the General Management level, the CSR and Ethics Committee plays a key role in prioritizing programs and monitoring their implementation. Other committees also play their part, depending on the societal challenges at stake (see Section 5.2.2.3 Executive Committee and Group governance committees).

4.3.3.1     Characterizing affected communities

Orange has tailored the definition of affected communities proposed by the CSRD to match Orange’s activities and their impact on its stakeholders. In its strategic guidelines, Orange has identified the following communities affected by its products and services, whether positively or negatively:

Women: in some countries and regions where Orange operates, the lack of access to digital technology exacerbates gender inequalities that are deeply rooted in society. Low levels of bank account use, computer or telephone equipment primarily reserved for men or boys, low levels of digital literacy: this explains why only 61% of the world’s women of middle to low income countries are using the Internet at the end of 2022 - a gap of 19% with men; this gap was of 25% in 2017 on the same perimeter [35]. By using digital technology to take action to empower and integrate women into the workforce, they become a community that is positively affected.

Children (under 18): by identifying children as an affected community, Orange recognizes their particularities and vulnerabilities. The Internet is an open universe that offers children a world of possibilities, allowing them to access information, express themselves, interact and benefit from a wide range of knowledge. However, use of digital technology also exposes them to new risks that may infringe their rights (education, environment, well-being, etc.) or encourage them to adopt new reprehensible behaviors. Orange’s responsibility is to provide families with access to a trusted digital world, taking into account the vulnerability of children while offering parents tools for security, protection and understanding.

Young people (aged 16-25): digital technology is helping to promote equal opportunities in education by offering content and ways of learning by doing. It also offers access to training and specialization courses in high-demand sectors (Cloud, data, AI, cybersecurity). In particular, in sub-Saharan Africa, 230 million jobs will require digital skills by 2030. As such, Orange is helping young people from all backgrounds to find employment through digital technology.

People with disabilities: according to the latest estimates from the World Health Organization (WHO), almost one in five people worldwide are affected by a disability. At a time when the mastery and use of digital tools have become essential to be able to act and interact in most everyday situations, digital companies have a responsibility to guarantee that everyone has access to their products and services. Orange is continuing its efforts to adapt or create products and services that meet everyone’s needs.

People living near antenna sites: mobile telephony technologies are designed to meet the growing needs of users. In addition to the visual nuisance of antennas, they are likely to increase the general population’s exposure to electromagnetic waves. Orange holds dialogues to ensure that radio-wave-emitting installations are acceptable.

4.3.3.2     Data security and personal data protection

Orange’s strategy is to make personal data protection yet another element of the trust its customers placed in it, by fully incorporating this dimension into the value proposition of its offers and by developing data protection and personal data offers for its customers.

This protection is governed by the general data security framework implemented by Orange, which covers both corporate information and personal data. It is covered by a Security Policy aimed at ensuring the continuous improvement of security based on risk management and assessment (particularly cybersecurity). It is regularly updated to mitigate the impact of incidents, or even crises, depending on the level of threat and changes in the environment. See section 2.2.3.3 Group security policy.

4.3.3.2.1      Governance

In 2020, the Group’s Board of Directors and Executive Committee validated the data security components, in particular personal data, their status and the Group’s objectives.

Orange has strengthened its internal governance for 2024 with the Group Security Board (GSB), which is responsible for approving the Group’s security and resilience strategy and ensuring that policies and action plans are effectively implemented. It ensures that the status of threats is regularly updated, approves the key strategic security guidelines (master plans, strategies and their execution, guidance and monitoring of entity security budgets, skills centers, etc.) and the security requirements to be included in IT and network projects within the Group; it monitors global security transformation initiatives and the recommendations of audits and inspections; it develops security culture within the Group. It is co-chaired by the Executive Director of Cybersecurity activities and the Group CTIO, and also includes the CEOs of France, Orange Business, and the Europe and MEA regions (see Section 5.2.2.3 Executive Committee and Group governance committees).

The Security Policy, specifically in relation to the protection of the Group’s data, is implemented by the Group Security Department under the authority of the Executive Director of Cybersecurity. It regularly reports to the Executive Committee and proposes areas for improvement. In 2023, the Group Security Policy was updated, setting out the organization of security within the Group, the centralized role of the Security Department and the responsibilities of each entity and individual with regard to security.

These actions are implemented by the Group’s Operational Security Committee (GOSC), which is chaired by the Group Security Director and made up of all the security directors from the various entities and regions. It meets every two months to monitor the implementation of the security strategy and compliance with the requirements set out in the security standard; it also oversees the monitoring of security budgets and expenditure and the publication of new security policies.

Operational monitoring of the personal data protection program is carried out by the Group Security Department and by the Personal Data and Security Department of the Group Legal Department, which ensures that the Group complies with the various legal frameworks governing the protection of personal data.

4.3.3.2.2      Implementation framework

All documents and processes constituting the Security Policy are communicated by the Group Security Director to the community of security officers in the entities and to the Group’s Executive Directors. On a daily basis, multidisciplinary committees monitor the projects from an operational standpoint.

The security approach and its implementation, including the securing of personal data, were presented every quarter in 2023 to the Group’s Risk Committee and during the various Internal Control Reviews. Their application is verified as part of the annual assessment of the entities under the authority of the Group Security Department, and any deviations are addressed in action plans managed locally or monitored at Group level when they cover certain subjects, such as identity and access management and the encryption of messaging and workstations. The findings of the annual assessments focus on proposed areas of improvement, and help inform management and the relevant members of the Executive Committee. These assessments are supplemented by penetration tests to verify cyber resilience. They are the subject of a report, including a remediation plan, which is sent to the entity’s CEO. These plans are monitored by the entities’ CEOs.

Some entities draw on the expertise and technical capabilities of Orange Cyberdefense.

In addition, to ensure the protection of personal data, an approach to compliance with the European General Data Protection Regulation (GDPR) is in place via an ad hoc organization. It is based on the Group’s internal personal data protection policy. This policy applies to the entire Group.

4.3.3.2.3      Group policy and action plans on data security and personal data protection

To guide its actions, the Group applies international standards such as ISO 27001 for information security and ISO 27005 for risk assessments. The Group holds several certifications, attesting to the quality of the resources devoted to enhancing the protection of Orange’s assets and those of its customers. These certifications cover scopes as varied as Orange Money for African subsidiaries; Plazza, the Group’s employee social network; and the design, engineering and support of enterprise services for Orange Business and European subsidiaries.

These standards help to enhance security management at the entity level by providing a common Group-wide framework; this framework anticipates the implementation of Directive (EU) 2022/2555 of December 14, 2022 on measures for a high common level of cybersecurity across the Union, the "NIS2" directive, which will come into force at the end of 2024.

Data security management

The technical and organizational mechanisms derived from the Group security policy are formalized in the Group Security Standard, which focuses on essential security requirements to be applied throughout the Group. Security stakeholders can then more effectively decide which measures to take to prevent threats, and even detect them more quickly, contain them and eradicate any that do occur. The following are available for security stakeholders:

−    a framework covering the Group Crisis Management Policy;

−    shared standards defined by the Group Security Standard; these include a minimum of 92 rules to be implemented in three areas: information security, physical security and personal security in the face of country risks. Each of these rules is given a score, with the average determining the overall score of the country. Each year, the entities are assessed to verify compliance with the Security Standard. The aim is to reach or maintain a score above 90% for European and MEA region countries (see section 4.3.3.2.4 Targets and measures);

−    seminars to share regularly updated best practices in the areas of physical security, data security, crisis management and business continuity, held annually with the countries of Europe and Africa;

−    a set of provisions enabling the implementation of the Group Security Policy, specifically for personal data, and taking into account the development of the European regulatory framework.

Several security operations centers (SOCs, see below section "Protecting companies against cyber attacks") also regularly monitor deviations from security policies and alerts that may be triggered in the event of suspicious activity. Any such alerts are analyzed, and remediation procedures are monitored depending on the level of criticality.

Compliance with the personal data protection framework

Orange has developed a procedure to respond to any security-related event or incident involving personal data, and in particular has a personal data security guide and a security guide for sensitive data that present basic security rules and actions to follow in order to identify sensitive information and secure it end-to-end throughout its life.

In addition to personal data security, Orange is committed to meeting all the requirements set out in legal frameworks such as the European General Data Protection Regulation and, more broadly, the regulations resulting from the European Union’s digital strategy or national personal data protection laws. The Group’s internal policy in this area has created the conditions for a consistent approach to the responsible use of personal data. It applies to both the Group’s internal relationships and to relationships with all of the Group’s partners and service providers. Alongside the Group’s Security Policy, it helps to create the conditions for mitigating the risk on personal data processed by Orange through various components: governance, documentation on processing and analysis procedures, awareness-raising and training, and audits.

The policy seeks to integrate, from the design stage, key measures that ensure the effectiveness of individual rights. These include project analysis procedures, data processing mapping, informing individuals, and the integration of the necessary contractual arrangements with partners and service providers. Ad hoc committees within each entity are responsible for supporting projects using a risk-based approach.

The roll-out of this policy is supported by a network of Data Protection Officers (DPO). The DPO network is managed by the Group DPO under the framework of the Data Protection Committees; it meets very regularly to ensure the proper roll-out of the compliance approach in line with regulatory developments, to share best practices, and to address common challenges in the roll-out of the Group’s cross-functional projects as well as legal matters relating to data protection.

The DPOs have established a network of experts comprising several hundred people with multidisciplinary backgrounds. This network assists the Group’s various business lines and functions in implementing personal data processing, and in complying with requirements related to the respect of personal rights, as well as regulatory developments. The network includes new subsidiaries.

Furthermore, associated with this network are numerous multidisciplinary committees in the entities that regularly deal with any compliance issues that may arise. The Legal Department, the DPOs and the security experts are members of these committees. This structure makes it possible to ensure that the approach is implemented down to the individual business level.

For entities in the MEA region, regional staff, like their European counterparts, are made aware of personal data protection through meetings. Legal requirements in the MEA region are monitored and sharing is organized on a regular basis for the application of texts within the above-mentioned network.

Raising awareness of personal data security and personal data protection compliance procedures

The awareness of all employees is raised through internal training courses covering both the principles of data security and personal data protection compliance requirements.

Available in five languages, an employee data protection charter, the Group’s internal data protection policy, and a general guide to personal data protection are published on the Intranet, to raise awareness of compliance practices.

Since the end of 2023, the Orange Learning training portal has provided access to a training course titled "The keys to compliance at Orange," which covers the three areas of compliance: personal data protection, compliance with competition law, and prevention of corruption risk.

In addition, specific awareness-raising training courses have been developed for experts and Data Protection Officers (for the purposes of specific committees or meetings), project managers, and the HR and Legal departments.

The Cyber Ready program was launched at the beginning of 2023, with the aim of increasing and improving the behaviors of everyone in the Group with regard to cyber threats and protective actions. The program includes annual targets for the percentage of employees among whom awareness has been raised, i.e. 80% in 2023 and 100% in 2024.

In 2023, 72.3% of employees took part in cybersecurity awareness training on topics such as cybersecurity fundamentals, GDPR, encryption tools, cyber defense measures.

In 2024, security awareness will become one of themandatory training courses for all Group employees.

Digital trust for businesses

Orange Business relies on its own network to create the digital services of tomorrow. This allows it to guarantee resilient, secure connectivity and a trusted digital infrastructure while also paying particular attention to the confidentiality and sovereignty of its customers’ data. As a partner to vital or essential companies and public administrations, Orange Business’s services aim to meet the highest standards of security, confidentiality, transparency and resilience. Orange Business addresses needs across the entire digital value chain through a unique end-to-end approach: from connectivity to the Cloud; from data (data management via artificial intelligence or the blockchain) and collaborative apps to cybersecurity. Orange Business builds an environment of trust by taking into account technological, regulatory and operational aspects. Drawing on the expertise of its teams, Orange Business integrates and manages its digital services according to the criticality of its customers’ activities, considering several key attributes: security, resilience, regulation and the management of technological dependency risks.

In 2023, Orange Business strengthened its support for customers around digital trust by appointing a Digital Trust Director. The Digital Trust Director is responsible for implementing and rolling out the branch’s digital trust strategy, with the help of a multidisciplinary team.

Supporting the challenges of a trust Cloud

Orange Business supports controlled digital transitions to the Cloud, from their design to their implementation, in compliance with regulations, particularly European regulations.

As such, it notably offers the Cloud Avenue solution, which is operated and managed by Orange Business experts and hosted in Orange Data centers located in France. Cloud Avenue is compatible with the requirements of the General Data Protection Regulation (GDPR), and is ISO 27001, ISO 20017, and ISO 27018 certified, making it a highly secure platform. This next-generation Cloud is also in the process of obtaining the SecNumCloud version 3.2 certification from the French information systems security agency (Agence Nationale de Sécurité des Systèmes d’Information - ANSSI) [36] for its private section. This represents the highest level of certification in terms of data protection security, guaranteeing risk control, as well as the compliance and reliability of the Cloud Avenue solution, both in terms of location and operation.

Orange Business will also support its customers’ migration to Bleu, a "trust Cloud" designed to meet the sovereignty needs of the French government, public administrations and companies with critical infrastructure subject to specific requirements in terms of confidentiality, security and resilience. Bleu aims to offer its customers a new trust Cloud with a rich catalog of digital solutions and the best collaborative tools.

Investing in European sovereignty

Orange supports Europe’s competitiveness and digital independence. That’s why it takes particular care to protect the data of companies and individuals from extraterritorial laws.

The Group is one of the 22 co-founders of the GAIA-X initiative, and was recently re-elected to its Board of Directors. By allowing data to be collected and shared on the basis of European values of transparency, openness, privacy and security, GAIA-X is fully in line with the values Orange supports. The European project aims to develop secure European data sharing spaces.

With the firm belief that cooperation around these data spaces is a unique opportunity to have a positive economic impact in Europe, Orange Business is also a founding member of the AID [37] association for data intermediation.

Protecting companies against cyber attacks

Orange’s ambition is to offer state-of-the-art cybersecurity services, whether in the core network or stand-alone, to 100% of its customers by 2030. This is one of the main areas of development for its business.

In May 2018, Orange combined its cyber defense activities within the Group’s Strategy and Cybersecurity Department (DSCS) in order to strengthen the security of the Group’s systems and networks. The aim was both to ensure a high level of internal cyber defense and to develop Orange’s commercial activities in this strategic area.

Orange Cyberdefense (OCD) is responsible for developing commercial cyber security activities, including for Orange.

Orange Cyberdefense combines the legacy security expertise and infrastructure of Orange Business with those of companies acquired in recent years, both in France and internationally. Orange Cyberdefense thus believes it has the critical mass needed in this consolidating market, and the capacity to support its customers locally in all their geographies.

With 18 SOCs (Security Operation Centers, platforms for supervising and managing information system security, with tools for collecting and correlating events, and for remote intervention) and 14 CyberSOCs worldwide, an epidemiology laboratory, an internal research center, and a sovereign cyber threat analysis capability, Orange Cyberdefense’s know-how has been officially recognized in France by ANSSI, which awarded Orange Cyberdefense the following three main certifications: PASSI (Prestataire d’audit de la sécurité des systèmes d’information - information systems audit), PDIS (Prestataire de détection des incidents de sécurité - security incident detection) and PRIS (Prestataire de réponse aux incidents de sécurité - security incident response).

Orange Cyberdefense relies on the multiple Orange Business locations around the world, and leverages Orange’s 30 years of experience in securing at-risk infrastructure for SMEs, multinational corporations and local authorities. Orange Cyberdefense also benefits from its presence in nine European countries (Belgium, Denmark, France, Germany, the Netherlands, Norway, Sweden, Switzerland and the United Kingdom) and from the security expertise of more than 3,000 employees in France and around the world. Orange Cyberdefense has developed unique, autonomous expertise in the field of cyber threat research and knowledge. Its analyses allow it to constantly adjust its customers’ security policies, and to react immediately to any cyber attack, right through to remediation if necessary. In addition, Orange Cyberdefense regularly contributes to information sharing in the form of operational or strategic publications, including the annual "Security Navigator" [38] guide. In addition, its operational teams contribute to the general security of the Internet, for example by identifying and blocking access to over 200 malicious websites a day.

Orange Cyberdefense is also a training entity which, for more than 15 years, has provided a training offer dedicated to cybersecurity - from regulatory compliance to threat prevention. The training modules proposed and their formats are adapted to the requirements of the entity in question (private companies, local authorities and hospitals).

Orange is now positioned as a major player in the cybersecurity sector in Europe. It was rated:

−    a "Leader" in the Forrester Wave™ Managed Security Services Providers (MSSPs) Report for 2022;

−    a "Leader" in the IDC MarketScape for European Managed Security Services;

−    a "Leader" in the ISG Provider Lens France, Nordics, Germany, Switzerland and UK reports;

−    "Very Strong" in the 2023 Assessment Report of GlobalData - Global Managed Security Services.

A trusted B2C operator

Protecting customer data and privacy

One of Orange’s top priorities is protecting customer data entrusted to or processed by it, as well as respecting customer privacy. Given the frequency and variety of threats, customers have high expectations in this area, and as a trusted operator, Orange is committed to working alongside them to make the digital world safer.

Orange acts in several areas in this regard: the technical security of customer data, pursuant to the Group’s security policy; customer consent to the collection and use of their personal data, pursuant to the personal data protection policy; respect for the confidentiality of their communications, pursuant to the confidentiality of correspondence obligation; and finally, transparency in the event of an incident. Orange also informs its customers of its actions, for example by providing them with a personal data charter.

Providing solutions to protect against cyber attacks

Orange also offers a range of solutions to help customers protect themselves:

−    antivirus services, available in most European countries. In France, the antivirus offer is enhanced with other protection services in the "Security Suite" package. It protects against viruses, blocks fraudulent websites and secures all family devices. It protects customers’ privacy when they are on the Internet and their banking data when they make online purchases;

−    filtering services for malicious sites on the Internet and mobile networks, implemented in several European countries such as Poland, Romania and Slovakia. This Cyberfilter service offers protection for Internet browsing over the mobile network, with alerts when accessing a site that Orange has identified as malicious. This solution can thus detect viruses and verify that an email address has not been the subject of a data breach on the web. It also tests URLs for the risk of phishing.

Orange also offers its professional customers protective solutions. For example, in France:

−    the "Cyberfilter" service;

−    the "Suite de sécurité pro" (professional security suite) protects customers’ personal and professional data as well as their bank details, blocks fraudulent sites, and secures equipment against new potential threats;

−    the SugarSync solution enables encrypted access to and sharing of all types of documents. It also allows documents to be shared with employees or customers while defining the rights for each of them and any back-up rules.

Lastly Orange offers its B2C customers solutions and assistance to help them feel even more secure in their digital usage. For example, Orange has created:

−    the free "Orange Téléphone" mobile app, available in many countries. It provides protection against unwanted calls by automatically detecting and blocking cold calls and malicious calls, and identifying professionals thanks to its reverse directory look-up; it provides information premium-rate numbers and their costs and enables fast and easy access to the main emergency numbers;

−    parental control solutions for parents giving their children devices, available for mobile phones and TVs in most European countries (see Section 4.3.3.3.2 Responsible use of digital technology).

Orange has positioned itself as a trusted player in all its markets. Orange Cyberdefense is firmly committed to supporting and complementing the security products and services offered by Orange subsidiaries.

4.3.3.2.4      Targets and measures

Assessment of the security standard application

The approach taken by the Group Security Department is assessed annually to verify compliance with the Group Security Standard. The annual entity reviews involve exchanges of information between the Security Department and the entities’ management, involving relevant members of the Executive Committee. They assess the entities in terms of data security and suggest areas for improvement. The self-assessments carried out in 2023 on the scope of entities in Europe and Africa (operator subsidiaries and Group support functions, representing more than 90% of the Group’s revenues) helped, for example, to correct vulnerabilities or structure security organization systems in certain subsidiaries.

In 2023, four Group entities, of which two in the MEA region and one in France, were subject to on-site assessments to verify the proper implementation of the Group Security Standard, share best practices from other subsidiaries, and collect their own best practices. In 2022, the European countries (Belgium, France, Moldova, Poland, Romania, Slovakia, and Spain) maintained their score for compliance with the Group Security Standard at over 90%. Efforts continue in the MEA region and the score for compliance is improving, thanks in particular to help from the shared skills center. The aim is to reach 90% by 2025.

The results are shared with the members of the Group’s Executive Committee to adjust the action plans according to the areas for improvement identified.

To ensure the effectiveness of protection of the information created, processed and stored by the Group, more than 1,000 manual technical and non-technical audits (intrusion tests, regulatory audits, organization audits, etc.) and more than 100,000 automated audits (vulnerability scans and code audits in particular) were carried out in 2023.

Monitoring indicator	2023	2022	2021
% of operator entities in Europe with a DPO	100%	100%	100%
security incidents reported to data protection authorities in Europe (1)	< 600
% compliance with Group requirements: security organization theme (Group average - 90% target) (2)	84%	82%	80%

(1)      These include "personal data breaches" within the meaning of the GDPR, i.e. security incidents resulting in the accidental or unlawful destruction, loss, alteration or unauthorized disclosure of personal data that have been notified to the personal data protection authorities. Only breaches that pose a risk to the rights and freedoms of the individuals concerned are reported. These reports are made in each country according to the applicable legal framework and the desired policies of each data protection authority.

(2)   The Security Standard forms a common foundation for Orange. It details the mandatory and minimum security requirements to be implemented by all entities (executive management sitting on the Group Executive Committee, such as divisions and support functions, as well as direct or indirect subsidiaries and country entities). The objective of these requirements is to protect the company’s information assets, goods and services, as well as the safety of its employees, from country-specific risks.

Continuous monitoring of Group assets exposed on the Internet

The internal Cyberating program was launched at the beginning of 2023 for the entire Group to take into account Orange’s own assets exposed on the Internet, in order to obtain a rating as close as possible to the Orange network. It allows entities to quantify the cyber risk to which they are exposed by establishing a "cyber score" ranging from A to F, with A being the best.

It measures this risk by collecting and analyzing publicly accessible company information in the following areas:

−    vulnerabilities present on published websites;

−    robustness of the encryption used;

−    reputation of the company’s public IP addresses;

−    protection of corporate email addresses;

−    analysis of domain name systems (DNS);

−    presence of company data on the Dark Web.

The aim is to give each Group entity visibility of its attack surface, the areas for improvement to reduce it, and the means to correct these vulnerabilities. Targets have been set for each year: for 2024, Orange is aiming to achieve a "B" grade for the Group’s overall score, with an expansion of the scope of control to the database and all the services that link users with the network resources they need to perform their work (active directory). By 2025, Orange is aiming to achieve an "A" grade for the Group’s overall score.

4.3.3.3     Physical and psychological health of users

4.3.3.3.1      Electromagnetic waves

Electromagnetic waves policy

Mobile telephony technologies are called on to meet increasing cellphone use, and may therefore increase the exposure to electromagnetic waves of the general population (via new fixed transmitters) or of users (via new mobile equipment or by creating new behaviors). To best meet this demand, Orange has implemented a Group policy on radio waves and health since 2007, in which it acts to:

−    apply the limits defined by the ICNIRP (International Commission on Non-Ionizing Radiation Protection) and recommended by the WHO for cellphones and mobile network antennas, including in countries within Orange’s scope that do not have national regulations;

−    provide transparent and identical information to all of its stakeholders;

−    publicize the recommendations for the use of mobile devices issued by health authorities to limit exposure to radio waves;

−    contribute to research and standardization efforts to take these aspects into account as early as possible in product design;

−    raise the awareness of employees working near or on antennas regarding the safety instructions provided in Directive 2013/35/EU of June 26, 2013 on the minimum health and safety requirements regarding the exposure of workers to the risks arising from physical agents (electromagnetic fields), and in French Decree 2016-1074 of August 3, 2016, even in countries not subject to the directive.

The application of this policy is monitored at the Group level by the Radio Waves and Health Committee, comprising an attorney, a public affairs expert, a doctor, a technical expert and two CSR experts; these figures meet weekly to analyze health and regulatory monitoring, propose initiatives at the Group’s operational level, and draft "Group positions" and vigilance notes. These positions are disseminated throughout the Group, and to the Group’s Executive Committee when necessary.

Compliance

In France, Orange collaborates with the French Government Agency that manages the country’s radio spectrum (Agence nationale des fréquences - ANFr) and promptly applies the decisions it issues to check that radio equipment complies with the regulations governing its marketing.

For example, Orange was quick to take action when the ANFr asked Apple to take the iPhone 12 off the French market as of September 12, 2023 as this model was found to exceed the specific absorption rate (SAR) limit. Sales of this iPhone model were discontinued while appropriate measures were taken to remedy the non-conformities found in this equipment.

Orange complies with the authorities’ requirements by displaying the SAR for its electrical radio equipment.

Specific absorption rate (SAR) information	2023 (1)	2022 (1)	2021 (2)
% of mobile phone SARs displayed on the country’s website - European countries	68%	57%	66%

(1)   Eight contributing countries (Belgium, France, Luxembourg, Moldova, Poland, Romania, Slovakia and Spain).

(2)   Six contributing countries (Belgium, Spain, France, Moldova, Poland, and Romania).

Health recommendations are provided to customers with new and refurbished mobile handsets sold by Orange, across all activity scopes.

Antenna exposure limits are subject to international recommendations and national regulations. All antennas provided by Orange to its subsidiaries are of the same type and meet European standards. The company carries out controls during installation using simulation tools. Security scopes are assessed and defined around the antennas; their calculation is based on a tool made available to the subsidiaries by the Group.

Internally, since 2022 Orange has made available on the Orange Learning training portal a course that introduces employees to radio waves and health; radio technicians and engineers benefit from training on safety instructions and how to wear a dosimeter as well as a very detailed and comprehensive course on radio waves and health.

In 2021, Orange introduced the risk of non-compliance with safety instructions by employees and subcontractors in its Vigilance Plan. The Group ensures that Orange technicians working on antennas in Europe are trained in safety instructions, including health aspects related to radio waves. These instructions are sent to subcontractors and recalled in the prevention plans during on-site operations.

Information channels and awareness-raising initiatives

Orange keeps a close eye on the opinions issued by the authorities regarding the adequacy of the recommended limits for the public’s exposure to electromagnetic waves as technologies evolve, and communicates regularly with its stakeholders.

For example, in 2023, Orange posted online the latest report from SCHEER, the European Commission’s scientific committee, which published its opinion on the relevance of adopting the latest update of the international limits issued by the ICNIRP [39] in 2020 (the latest dating back to 1998), among others, in order to take into account the forthcoming possibilities of 5G frequency upgrades.

Orange has worked with professional federations (GSMA, Fédération Française des Télécoms - France’s Telecoms Federation), at national and international levels, to publish official information and educational tools online for the general public on the roll-out of networks and mobile phone use.

The orange.com website has a section on radio waves and health [40] in seven languages, in which the Group provides transparent and up-to-date information, including precautions for use, for all its stakeholders. Beyond the Group’s website, actions to raise public awareness of issues relating to radio waves are implemented in each country in accordance with their culture and governance: dialogue committees organized by health and regulatory authorities, relations with local authorities, public information meetings in certain countries, etc.

A dialogue with local resident communities and local authorities is also key to guaranteeing acceptance of equipment that emits radio waves.

The time required to commission a site depends on the regulatory processes and the length of consultation required with stakeholders.

Time required to authorize the commissioning of a mobile antenna	2023 (1)	2022 (1)	2021 (2)
Average time to commission an antenna for a new site	75% from 12 to 24 months 25% from 6 to 12 months 0% from 3 to 6 months	75% from 12 to 24 months 25% from 6 to 12 months 0% from 3 to 6 months	57% from 12 to 24 months 29% from 6 to 12 months 14% from 3 to 6 months
Average time to roll out new technology for a site redevelopment	50% from 6 to 12 months 50% from 3 to 6 months 0% < 3 months	50% from 6 to 12 months 50% from 3 to 6 months 0% < 3 months	29% from 6 to 12 months 43% from 3 to 6 months 28% < 3 months

(1)   Eight contributing countries (Belgium, France, Luxembourg, Moldova, Poland, Romania, Slovakia and Spain).

(2)   Seven contributing countries (Belgium, France, Moldova, Poland, Romania, Slovakia and Spain).

In Europe, roll-out times have not changed, although the operation of mobile and fixed networks is gradually being transformed under the impetus of recent acquisitions of fixed operators (Belgium, Romania), initiatives to pool technical resources and expertise (NOC Europe [41]), and partnerships to share RAN (Belgium). This has led to a reconfiguration of on-site service providers for the network, while striving to maintain roll-out times.

In 2023, six of the eight European countries took between 12 and 24 months to develop a new site. These delays are mainly due to obstacles encountered during commissioning with town halls, lessors, local residents or other stakeholders. Similarly, half of European countries take 6 to 12 months to roll out new technology on an existing site. Orange’s objective is to shorten these roll-out times as much as possible, while maintaining a period of consultation. The longer times required to install and commission antennas reflect the growing awareness among populations and local authorities in Eastern European countries.

Contribution to research efforts

In 2023, the Radio Waves and Health Committee noted an increase in questions about the effect of radio waves on biodiversity, and wishes to increase vigilance on these research topics. At the request of the World Health Organization (WHO), as part of its forthcoming monograph on the overall health risks associated with radio waves, an initial bibliographical study of the effect of waves on pregnancy and childbirth in non-human mammals was published in October 2023. This study concluded that there was no convincing evidence that radio frequencies had a toxic effect upon the in-utero exposure of non-human mammals.

Orange, through the Mines Telecom Foundation, sponsors the C2M (characterization, modeling and management of exposure to electromagnetic waves) Chair, together with the ANFr (Agence Nationale des Fréquences - the French Government Agency that manages the country’s radio spectrum). In addition, Orange is involved in international standardization groups dealing with the assessment methods for human exposure to electromagnetic fields such as the IEC (International Electrotechnical Commission) and CENELEC (Comité Européen de Normalisation Electrotechnique - European Committee for Electrotechnical Standardization).

Orange carries out standards assessments on new technologies in cooperation with the entities concerned: 3GPP (3rd Generation Partnership Project), IEEE (Institute of Electrical and Electronics Engineers), ETSI (European Telecommunications Standards Institute), etc.

4.3.3.3.2      Responsible use of digital technology

Orange supports the responsible use of digital technology by vulnerable individuals such as children, who account for a third of Internet users.

The Internet is an open universe that offers everyone a world of possibilities, allowing to access information, express ourselves, interact and benefit from a wide range of knowledge. However, use of digital technology also exposes children to new risks that may infringe their rights (education, harmonious development, well-being, etc.) or encourage them to adopt new reprehensible behaviors, such as online harassment or verbal abuse.

Responsible digital use policy for children

As a trusted operator, Orange makes its services available under responsible conditions, with the support of leading associations, to help families manage the risks and new behaviors of their children, and thus benefit from the best that digital technology has to offer.

Orange has identified the principal risks to children’s mental and physical health: access to inappropriate content (violent or pornographic); hyper-connectivity and screen addiction; misuse of personal data and advertising; online harassment by peers, the presence of cyber-predators; and exposure to cyber-attacks or fraud.

That’s why several years ago, Orange introduced responsible digital use policy for children, which includes three components:

−    giving children access to secure digital technology via parental controls on household screens, but only equipping them personally with devices from the age of 9 (or another minimum age depending on local legislation). Parental control allows parents to control access time and access to age-inappropriate content;

−    informing households and families of the main risks of the Internet via country websites; in conjunction with its partners, Orange offers online resources in each country where it operates, allowing parents and family members to learn about the main risks of the digital world for children, to find tools and advice to protect them, as well as external assistance or a phone line dedicated to children and parents;

−    educating parents and family members on the uses and best practices to be adopted so that children become well-informed, independent and responsible citizens. In addition, Orange organizes activities for children to make them critical of content (fake news, the role of algorithms in social networks, etc.), independent and skilled with digital tools (computer coding, etc.), and aware of the impact of their equipment and digital use on the environment.

To develop this policy and monitor the action plans that make it operational, in 2021 Orange created a Children’s Rights and Protection Operational Committee, which brings together, on a monthly basis, the heads of Children’s Rights and Protection from the Europe and MEA regions, the officers from Group CSR and France CSR, and expert members from public affairs, marketing, communication and regulatory affairs in Europe; external stakeholders may also be called upon depending on the topics discussed.

In February 2024, Orange published a Policy on Child Protection and Children’s Rights in the Digital Age [42].

Policy implementation

Providing children with secure digital access

Five of Orange’s eight European countries have special offers for children, allowing parents to manage their use through features such as limited access to certain apps, parental control, blocking of multimedia purchases, or unlimited calls within the family.

Orange promotes digital child protection systems in all countries where the Group is present, and offers parental control in France, Belgium, Poland, Slovakia and Spain. Orange has developed an indicator to monitor the activation of the service on mobile phones, tablets and computers. This indicator was selected to estimate adults’ awareness of the need to protect children from inappropriate content based on their age and manage their usage time.

The results in Europe are as follows:

Active parental controls in Europe	2023	2022	2021
Number of active parental controls	815,465	675,256	625,976

Providing risk information

In most of the European countries where the Group is present, Orange has made resources available online to educate parents and children on the risks of the Internet [43], in the form of articles or videos. Topics may include "responsible parenting," "online abuse," "dangerous online relationships." These sites may also offer educational material, contact information for organizations to ask for help and report irregularities, or external assistance and phone lines dedicated to children.

In 2023 in Romania, a communication campaign on cyberbullying and phishing was carried out via online workshops for customers, the media and influencers. It also announced the introduction of 119, the local emergency number for child abuse.

Training and awareness-raising

Orange has created workshops and training courses for children, parents and teachers in all European countries where the Group is present. These workshops take the form of webinars and e-learning platforms with interactive content, in-person courses in schools, or educational tools and materials. They may be organized in partnership with universities, federations (soccer, rugby, depending on the target audience), children’s foundations, and involve digital experts and psychologists.

In addition, Orange offers Supercoder workshops in all the countries where the Group is present, to help children become more independent and skilled with digital technologies. This program has existed since 2014.

Orange continues to reaffirm its commitment against cyberbullying with the development of Safe Zones on Fortnite and Roblox games in several countries, including France. The first goal of these Orange Safe Zones is to provide a fun and educational space where gamers can win rewards by completing a quiz on the right actions to take when faced with digital dangers. The second goal is to put gamers in touch with cyberbullying experts in a safe and trusted space. In France, gamers are given information on the 3018 telephone number and app (French helpline within the European Safer Internet program), a national, anonymous and confidential toll-free number for young victims of digital violence and their parents. The Orange Safe Zone in Fortnite received over 4 million cumulative visitors in 2023.

4.3.3.4     Digital inclusion

Digital technologies are changing the world and contributing to the development of societies. This is occurring to such an extent that they can be considered a fundamental need.

Mobile network coverage continues to increase on all continents; according to the GSMA [44], the population without coverage is estimated at 2% in Europe and central Asia, at 4% in the Middle East and North Africa (MENA) and at 15% in sub-Saharan Africa.

In addition to coverage, populations far removed from digital technology for reasons of purchasing power, technological skills or their personal situations, particularly in terms of education or training, are estimated by the GSMA at an average of 19% in Europe and central Asia, 44% in MENA and 60% in sub-Saharan Africa. The rapid digitalization of essential everyday services (employment, education, access to culture, access to social rights, etc.) creates a risk of social exclusion for populations who do not have access to online services or are not familiar with these tools. The two main obstacles identified to the use of digital technology in the world are:

−    on the one hand, accessibility, whether financial or otherwise: people do not have the means to purchase data services or equipment, or the services are not adapted to their personal situation (for example age, disability or neurodivergence, language); and

−    on the other hand, knowledge and skills: people are not aware of the advantages of digital technology and do not understand it, and/or have a low level of literacy and digital skills.

This is why Orange has made digital inclusion one of the pillars of its social commitment.

4.3.3.4.1      Digital inclusion through infrastructure

Orange is committed to digital inclusion and has positioned itself as a vehicle for the adoption of digital technology by all, with a view to empowering people and promoting the socio-economic development of populations. Orange’s core business is geographical digital coverage, which requires investment in infrastructure and research. To offer its customers appropriate connectivity and new related innovative services, Orange is taking action to maximize geographical coverage.

Orange is the leader in the fiber optic roll-out in Europe, with 43.7 million own FTTH connections rolled out at end-2023, in line with its target of 47 million own connections rolled out in Europe excluding FiberCo, and 4.1 million own connections rolled out in Africa & Middle East, in line with its target of 5.2 million connections rolled out by the end of 2025. Its two European FiberCos are committed to expanding fiber coverage in rural areas, with an additional 5.1 million connections at end-2023. The Group has adopted a targeted and responsible approach to deploying 5G in Europe and Africa focusing on busy areas with high connectivity needs and 4G networks nearing saturation. Its subsidiary TOTEM, one of the leading TowerCos in Europe, strengthens Orange’s position as a manager and operator of passive mobile infrastructure. In addition, customers living in remote areas can also now access very high-speed broadband using satellite technology. The Group owns or co-owns 450,000 km of submarine cables worldwide and supports digital sovereignty in Europe through a network of Data centers.

In addition to its geographical digital coverage goals, Orange has defined a digital inclusion policy based on three groups of related actions: equip, inform and train. This policy is implemented by Orange subsidiaries and by its foundations: the Orange Foundation and the Cité des Télécoms.

At the operational level, its Digital Inclusion Committee monitors the achievement of Orange’s strategic plan target of six million people benefiting from free digital training and workshops by 2030. It brings together the "digital inclusion" directors from Orange France, the Europe region and the MEA region, as well as representatives of the community of stakeholders at Orange working on broader societal issues (human rights, child protection, inclusive innovation, digital technology adapted to disabilities, etc.). It meets every month under the aegis of the Director of Digital Inclusion and Societal Issues and allows these stakeholders to regularly share information on general policies and the actions carried out in order to maintain their consistency.

4.3.3.4.2      Equip

Orange provides offers and services that are accessible to families, young people and seniors in precarious situations, as well as to people with disabilities, VSBs and associations. In addition to its connectivity offer, Orange makes essential services accessible to people with little to no access, in fields as diverse as financial services, energy, health, culture, etc.

Social offers in Europe

At end-2023, Orange had achieved its ambition of offering, by 2025, a connectivity service suited to populations with little to no access to digital technology due to economic reasons, in each of the European countries where it operates.

Country	Offers	Target population	% target population having subscribed to the offer	# customers having subscribed to the offer
France	Coup de pouce Internet: (1) Internet/TV/fixed telephone access at an affordable price (15.99 euros/month) with ADSL or Fiber, (2) a refurbished laptop including an office suite and (3) free support with digital workshops.	Low-income households (criterion defined on the basis of the CAF French Family Allowance Fund family quotient)	Data not available	32,549
	RST (Réduction Sociale Téléphonique - Social Telephone Discount): discount on the main voice subscription.	Persons receiving social welfare (revenu de solidarité active), disability pension (allocation aux adultes handicapés), special welfare allowance (solidarité spécifique), or veteran disability pension (invalides de guerre) (1).	Data not available	18,580
Spain	Social rate (tarifa social): fiber or ADSL access, a mobile line at a discounted price (around 50% less than the regular rate)	Recipients of the minimum social benefits for the most vulnerable households	0.03%	1,099
Poland	Free Mobile offer, including 100 minutes to Ukraine, 100 minutes to Poland, and 30 GB of data	Ukrainian refugees migrating to Poland	10%	765,000
Belgium	Social rate (tarif social): discounts ranging from 3 to 11.50 euros/month depending on the offer (convergence, fixed Internet, mobile, TV, etc.) and as of March, 2024, Offre Internet sociale	A wide range of beneficiaries: people over 65 on low incomes, people receiving integration income, people with a degree of disability over 66%, etc.	1.69%	10,922
Luxembourg	Coup de pouce: discounts of 10 euros/month for fiber & convergent fiber offers, and 5 euros/month for the "Win" mobile offer.	Households receiving the cost-of-living allowance (allocation de vie chère)	35%	900
Moldova	Low-cost mobile offer (3 euros/month)	Seniors	9.46%	56,150
Romania	Two low-cost mobile offers, less expensive than the Orange Romania range.	People with visual, language or auditory disabilities	0.03%	791
Slovakia	Free prepaid mobile offer, which includes a 2 euro monthly credit, 60 minutes of calls to Ukraine, as well as 10 GB of data.	Ukrainian refugees migrating to Slovakia	Data not available	4,966

(1)   Fixed telephone: social telephone discount | Service-Public.fr

Affordable handsets

Orange also offers affordable mobile handsets, which must offer access to the Internet. "Affordable" is defined below. The definition differs between the Europe and Africa & Middle East regions.

In Europe, Orange considers a smartphone to be affordable if it costs less than 15% of average monthly GDP per capita. In 2023, seven out of the eight European countries offered affordable smartphones. In Moldova, the most affordable smartphone is not considered affordable as its price represents 17% of average monthly GDP per capita. All countries offer installment plans to facilitate the purchase of smartphones.

In the Africa & Middle East region, the affordable handset is part of the Sanza range or its equivalent in terms of price [45]. In 2023, at least one model in the Sanza range was available in 15 countries [46]. In Egypt and Sierra Leone, the least expensive model does not meet the above-referenced criterion. In total, 15 out of 17 countries thus offered an affordable handset in 2023. In addition, in four countries in the MEA region (Côte d’Ivoire, Madagascar, Mali, Senegal), a payment facility mechanism makes the purchase of these devices more accessible.

The "Equip" component of Orange’s digital inclusion policy also includes actions taken to facilitate access to as many essential services as possible, such as banking, energy, education and healthcare. These actions are described in Section 4.3.3.4.5 Offering inclusive services that complement connectivity.

Accessible offers for people with disabilities

In 2023, Orange published a disability report highlighting the importance of accessibility and summarizing the actions implemented throughout the Group [47]. Orange is committed to meeting the needs of people with disabilities, the elderly and the vulnerable, through a dedicated marketing department. This department selects and references adapted products and services on behalf of the Group, designs innovative solutions, coordinates a distribution channel made up of "Autonomie" branded stores and customer relationship centers, and maintains stakeholder dialogue to better identify their needs and develop partnerships.

Orange is striving to develop its "Autonomie" offer in all countries by 2025. At end-2023, 10  out of 35 business units spread over all countries had an "Autonomie" offer. On the B2B market in France, Orange Business also offers its customers Digital Accessibility.

In addition, a skill center dedicated to digital accessibility checks all the websites in the French scope to establish declarations of compliance. At end-2023, there were 260 accessibility declarations for Orange websites by the Orange skill center. This work is continuing for customer and business apps and web apps. The web portals of many other Group countries were also audited (Belgium, Botswana, Cameroon, Côte d’Ivoire, Jordan, Luxembourg, Morocco, Moldova, Poland, Romania, Slovakia and Spain).

4.3.3.4.3      Inform and educate a large audience on digital issues and their responsible uses

Orange has implemented a global information strategy on safe and responsible digital use. Orange’s initiatives in this area take the form of the publication and promotion of online content (articles, tutorials, videos, digital library, etc.) on dedicated websites, social networks or customer relations portals in each of the countries where Orange is present.

Through dedicated websites or webpages offered by its subsidiaries, Orange informs the general public about technological developments and the major issues inherent in the digital transformation of societies. This popularization of digital culture serves several purposes:

−    it allows people with no or limited digital skills to find their way around and grasp the concepts of digital culture and its challenges (fake news, artificial intelligence, etc.), to receive practical advice and to acquire basic skills (handling smartphones, social networks, etc.) or to learn about specific issues such as the role of parents in the use of digital technology by their children and adolescents. Orange also provides information on the tools that can help them;

−    it presents the opportunities that digital technology offers professional integration, particularly for young people and women (access to online rights, online reputation management, digital résumés and cover letters, etc.), as well as testimonials from beneficiaries on Orange’s actions and its foundation in this area;

−    it provides professionals and small businesses with intermediate skills to incorporate digital technologies into their activities (digital marketing, data protection);

−    it provides information on digital inclusion and the responsible uses to adopt, including those which limit its impact on the environment.

In 2023, the Group’s main websites dedicated to digital skills and uses accumulated 4.6 million pieces of content viewed.

4.3.3.4.4      Digital support and training

Taking into consideration the importance of online media and services, Orange believes that providing content without support may not be enough for people who have little to no access to digital technology. The Group is therefore committed to providing free digital training and workshops to 2.5 million people by the end of 2025 (cumulative figure for 2021-2025) and 6 million people between 2021 and 2030.

Orange sets up programs through its subsidiaries, foundations and partners to support different audiences in adopting digital communication tools, through workshops or training courses.

Orange offers one-hour familiarization workshops with basic tools (using your smartphone, protecting your personal data, using WhatsApp, etc.) in Europe. Some examples of these are the digital workshops and the digital solidarity workshops of the Foundation in France, the Orange Studios in rural areas in Poland, or the activities offered by the Garage Labs in Spain.

4.3.3.4.4.1       The Orange Digital Centers program

For young adults or people undergoing retraining, and in particular women, Orange offers various training programs in all its geographies. Since 2019, Orange has launched the Orange Digital Centers program, which brings together several strategic programs in the same space: a coding school which offers training and events; a dedicated solidarity fablab which offers training in digital manufacturing and prototyping projects; Orange Fab, an accelerator that supports start-ups in their development; a privileged connection with Orange Ventures, the Group’s investment fund which finances start-ups in Orange’s areas of experience.

Orange Digital Centers’ innovative, free ecosystem helps develop or strengthen the professional integration of its beneficiaries in digital professions. In Europe, in addition to vocational training, the ODCs offer workshops to empower the general public to confidently use digital tools.

Four new Orange Digital Centers opened in 2023, including three in Europe (Spain, Moldova and Romania) and one in Africa & Middle East (Guinea Bissau). In total, 22 Orange Digital Centers are now open out of the 25 planned [48] to be running by 2025.

Orange has also teamed up with the Trace group to reach out in a different way to young people looking for guidance: with the "Trace Academia" mobile app, mobile users can browse through guidance video modules and take part in quizzes to target the digital professions that meet their expectations, or even get in touch with Orange Digital Center advisers.

4.3.3.4.4.2       Philanthropy and the Orange corporate Foundation

The Orange Foundation works to promote the education and the social and professional integration of young people and women in difficulty through digital technology. For the past 35 years, the Orange Foundation’s actions have provided them with access to education, employment and culture, helping them integrate better into society. Orange also contributes to the democratization of culture among all sections of the population by promoting access to music, books and museums. The Foundation is currently active in all these areas, ensuring that digital skills are an integral part of equal opportunities. Thus, with the support of committed employees and more than 24.7 million euros invested in 2023 in 25 countries with its partner associations, the Orange corporate Foundation is helping its beneficiaries to make a new start.

Moreover, Orange has improved the living conditions of around 500,000 people through over 100 Orange Villages spread across 12 countries in Africa, with a water source, a health center and a school.

Finally, since April 2021, salary rounding has been offered to Orange employees in France, allowing them to make a micro-donation from their salary to the Orange Foundation or one of Orange’s or the Orange Foundation’s six partner associations. At the end of 2023, through this initiative, nearly 200,000 euros had been sent to the associations by more than 3,500 employees who were members of the program in December 2023. Through this solidarity effort, Orange doubled the amount collected.

Beneficiaries of the Maisons Digitales, solidarity FabLab and Digital School programs contribute to the total number of workshop and training beneficiaries (see Section 4.3.3.4.4.5 Monitoring the target number of beneficiaries).

As part of its new Engage 2025 Strategic Plan, Orange has committed to:

−    expand opportunities for Orange SA employees transferring within the Group to carry out their skills sponsorship activities in a general interest association, in one of the areas supported by the Foundation or by leading digital support workshops. Previously, this program was only available under the French part-time for seniors plans. In 2023, 499 employees chose to get involved in an association as part of their part-time for seniors plans/skills sponsorships, including 232 involved with Orange Solidarité, the Orange corporate Foundation association. Since 2010, 4,129 have chosen skills sponsorship through partner associations of the Foundation (868 active employees at end-2023);

−    ensure the Foundation has a presence in each of the countries where it operates, grouping together the philanthropic programs within a common structure to promote synergy between the different actions it performs, in particular giving vulnerable children, young people and women access to digital tools. At end-2023, the Foundation’s actions take place in 25 countries, with a Group Foundation that leads 20 local [49], operational foundations, and Foundation programs rolled out by local sponsorship teams when the country does not have a foundation.

The Foundation’s digital technology initiatives

The Orange Foundation conducted training in 2023 for 130,000 beneficiaries:

−    more than 103,000 students in remote schools without books or the Internet to access educational content benefited from access to educational content in 2023, thanks to 450 new Digital Schools kits (for new schools or to bolster already-equipped schools) in the MEA region; on a cumulative basis, since the start of the program, there are 1,700 Digital Schools operational in 16 countries in the MEA region, reaching an audience of nearly 600,000 students each year;

−    more than 11,000 women newly received digital training in 2023 in the Foundation’s Maisons Digitales across 24 countries (in France, in other European countries and in Africa & Middle East); in total since the start of the program at the end of 2015, 449 Maisons Digitales created by the Foundation with partner NGOs have trained more than 60,000 women;

−    more than 6,000 women were trained in 2023 in digital tools in order to sell their crops online, access weather forecasts, and insurance tools in the event of crop failure, as part of the Orange Foundation’s partnership with the United Nations’ "BuyfromWomen" program. Since March 2022, the Orange Foundation has been supporting the UN Women organization in training women farmers in rural areas of Liberia and Mali to develop their resilience in the face of climate change. Over six months in 2023, more than USD163,000 in transactions were recorded on the e-commerce platform, benefiting cooperatives in Liberia;

−    nearly 9,000 young people in total benefited in 2023 from projects supported by the Solidarity FabLabs network, through 37 projects as part of the FabLabs Solidaires Parcours Maker call for projects, and 31 projects under the Métiers de Demain call for projects. The latter allows young people seeking to enter the workforce to be trained in environmental protection professions in order to meet local needs and thus develop their employability. The Solidarity FabLabs network includes 250 FabLabs in 24 countries, and has supported more than 88,000 young people trying to enter the workforce since 2014.

Furthermore, the autism and digital technology program provides equipment and support to people with autism to improve their means of learning and communication. In 2023, 3,938 children and adults benefited from the use of these digital tools for learning, communication and to diversify their activities. In addition, the Orange Foundation funds digital projects to help people with autism spectrum disorders find the right contacts, for example, or to experiment with inclusive cities for people with cognitive difficulties. With tailored support, people with autism can study, work, have housing and a social life. In 2023, more than 460 people benefited from these inclusion programs, including 90 who will be able to access housing. These projects will ultimately benefit thousands of people and their families.

The Foundation’s culture initiatives

The Orange Foundation has two priorities in the field of music: support for young artists and disseminating music to as many people as possible. In 2023, it supported eight young professional music groups, four music academies and residencies for young artists, and helped organize three lyrical contests to discover the greatest voices of tomorrow. The Foundation also helps disseminate music by supporting nearly 40 festivals in the classical, jazz and world music repertoires in France and 16 African countries. Lastly, thanks to its partnership with the Paris Opera, the Foundation has made it possible for more than 200,000 audience members to access the opera thanks to broadcasts in movie theaters, in the open air or via the digital platform "Paris Opéra Play."

With regard to access to museums, in 2023 the Orange Foundation produced, in partnership with cultural institutions, three new MOOCs (free online courses open to all) and around ten educational and digital tools for facilitators, to reach audiences with little to no access to culture. More than 30,000 people have thus been able to benefit from free education that is both rigorous and user-friendly, based on quality content.

4.3.3.4.4.3       Cité des Télécom

Cité des Télécoms is a foundation of the Group, based in Brittany, whose aim is to share scientific and technical culture related to telecoms with as many people as possible, on its own site or by touring.

In 2023, Cité put the spotlight on societal and digital issues by offering visitors a new interactive temporary exhibition Esprit Critique: détrompez-vous! as well as a new immersive activity involving the use of a virtual reality headset. These new ways of decoding cognitive biases and better understanding the digital environment have been a great success: an 8% increase in individual visits to the site in 2023 and over 10,000 participants in the virtual reality activity, three quarters of whom used a virtual reality headset for the first time in their lives.

Having also joined the ECSITE and ICOM international reference networks in 2023, Cité des Télécoms has become a visible player in digital inclusion at the European and global level.

By their very nature, the experiences and activities offered to Cité des Télécoms visitors are considered to be workshops that enhance digital and scientific knowledge; their participants thus contribute to the total number of workshop and training course beneficiaries (see Section 4.3.3.4.4.5 Monitoring the target number of beneficiaries).

4.3.3.4.4.4       The Orange Solidarity association

Created by Orange and its Foundation, the non-profit association (as provided for in France’s Loi de 1901) Orange Solidarité organization draws on the skills of Orange employees and volunteers to support young people without qualifications, women in vulnerable situations and people with autism, all of whom benefit from Orange Foundation programs. In France, it helps associations (beneficiaries, supervisors, etc.) to master the use of digital technology by holding training workshops (in-person or remote) at Orange sites or those of the associations. In 2023, 53,000 people benefited from this support.

In addition, concrete steps have been taken to expand recruitment sources and ensure the future of the Orange Solidarity association.

Participants in the Orange Solidarity workshops programs contribute to the total number of workshop and training beneficiaries (see Section 4.3.3.4.4.5 Monitoring the target number of beneficiaries).

4.3.3.4.4.5       Monitoring the target number of beneficiaries

Beneficiaries of digital support and training	2021	2022	2023	2025 target	2030 target
Group total	356,000	593,000	✔ 850,000
Cumulative Group total	356,000	949,000	✔ 1,799,000	2,500,000	6,000,000

✔     Item reviewed by an independent third party: limited assurance.

In total in 2023, 850,000 people (1.8 million cumulative between 2021 and 2023) were able to benefit from the support of facilitators and trainers from Orange, its Foundation or its partners. Overall, half of them attended workshops and the other half used training modules. This increase is linked to the roll-out of the Orange Digital Centers program, with the opening of ten additional ODCs in 2022 and four additional ODCs in 2023.

4.3.3.4.5      Offering inclusive services that complement connectivity

As part of its overall development approach, Orange offers services to cover the basic needs of populations, based on its connectivity offer. Orange has identified several areas in which it is taking action:, access to financial services, to energy, to health, to education and e-education and - in the Africa & Middle East region - to agriculture (mAgri, a range of decision making-support services for the agricultural world that also allows virtual marketplaces to be created).

4.3.3.4.5.1       Access to online financial services

In 2023, Orange Money was present in 17 countries, with more than 90 million customers, including an active base of 34.1 million, having carried out more than 100 billion euros in transactions and generated revenues of 567 million euros.

Orange Money is used by individuals, businesses and governments. Its services help governments to pay benefits to vulnerable populations, households to pay utility bills, members in the diaspora to make money transfers to other family members, and micro-entrepreneurs to run their businesses. The offer also allows international transfers, both within the MEA region and international North-South transfers, with the opening of new corridors from Europe to Africa, as well as innovative offers to develop merchant payments.

To meet the security and compliance requirements of governments and central banks, in 2015 Orange created "Electronic Money Institutions," entities regulated by Central Banks, in 14 countries [50].

Orange also offers loan and savings services, either through Orange Bank Africa (a partnership between Orange and bancassurance group NSIA), or through partner banks or microfinance institutions. In just three years, Orange Bank Africa has accumulated more than 1.3 million customers and has granted more than 261 billion CFA francs in loans, first in Côte d’Ivoire and then, since 2023, in Senegal.

4.3.3.4.5.2       Access to energy

Access to electricity is a major issue for the African continent, where Orange can play a leading role by capitalizing on its brand, its commercial presence and its technical assets. While ensuring the continuity of its own services, Orange is committed, in this area with high operational stakes, to a diversification approach that strengthens the Group’s positive presence in the MEA region.

Under the Orange Energies brand, Orange is developing two separate offers for customers not connected to the national grid or with service discontinuities, and for customers connected to the national grid or to a minigrid:

−    for customers not connected to the grid (generally those living in rural and remote areas), the offer consists of making the purchase of individual solar electricity production equipment affordable with payment in installments that replace fossil energy expenses; these individual solar kits were distributed at end-2023 in 12 countries [51]; the aim is to provide access to solar energy in rural areas or on the outskirts of towns and cities where the service quality of electricity providers is non-existent or insufficient. The service consists of allowing the regular use of a kit comprising a solar panel, a central unit containing a battery and a SIM card, lamps with LED bulbs, a multi-socket charging cable, a radio, a portable flashlight and an optional television set or fan. Customers become owners after a defined period. The kits are produced with partners selected by Orange for their quality and ability to offer integrated solutions and to meet large-scale demand. Payment via Mobile Money means the service can be granted or re-established automatically and remotely for the required period of time. This payment-in-installments and remote-control mechanism has been piloted since 2021 through the Pay As You Go Orange (OSE) digital platform. At end-2023, around 250,000 households had benefited from this offer; in 2023, new "income-generating" uses were developed for commercial purposes, such as solar-powered freezers, hair salon kits, etc;

−    for connected customers, Orange offers an "electric wallet," with the remote control of a smart meter connected to the Orange OSE platform and payment via Orange Money. This offer is available following an agreement between Orange and operators of the electricity distribution channels (PowerCo) or minigrids; it opens up the possibility for them to read meters remotely and improves Customer Relations in various areas: supervision, management, billing and payment, fraud reduction. For electricity operators, it is now possible to carry out readings remotely, quickly and without data loss, as well as to implement advanced customer management mechanisms such as avoiding load shedding in entire areas and limiting power to each household instead. Two minigrid operators have opted for this solution, in Burkina Faso in 2018 and in the Democratic Republic of the Congo in 2021.

4.3.3.4.5.3       Digital access to healthcare

In 2020, Orange Business reorganized its health entities Enovacom (leader in interoperability in France) and Orange Healthcare, to create a single division and comprehensively meet the needs of players in this sector as it undergoes a digital transformation in France and internationally. The new structure’s dedicated e-health software and services address four major challenges: protection of health data; exchanges and sharing between healthcare ecosystem players; the digitization of the patient pathway; and the use of health data.

Orange aims to accelerate the development of new healthcare solutions based on the massive use of data. It is within this framework that Future4care was launched to create the joint venture between Sanofi, Capgemini, Generali and Orange to develop e-health. Future4care’s aim is to unite all players in the health sphere (patients, healthcare facilities, startups, academic and institutional, public and private) to collectively invent the future of e-health, to make Europe a key player in the global scene and guarantee its sovereignty in this area. Future4care relies on the expertise of be ys, an international group specializing in digital identity, personal information flows, and the processing and hosting of sensitive data, with which it entered into an industrial partnership at the start of 2022. In December 2023, Future4care launched GenAI4care, an initiative dedicated to advancing Generative AI in the healthcare sector, to create a pioneering ecosystem in this field. On a European scale, it brings together major industrial groups, start-ups, researchers, academics and healthcare professionals in order to amplify the development of generative artificial intelligence use cases in healthcare.

In the MEA region, in close proximity with populations, and to facilitate access to healthcare in areas with the weakest healthcare structures, Orange’s service offering is based on partnerships with national health authorities. It includes:

−    information services via mobile phone or hotline to answer health questions (sexuality/contraception, AIDS, STDs, malaria, etc.), vaccination schedule reminders (service launched as part of the EPI (Expanded Program on Immunization) on the recommendation of the WHO), family planning service;

−    remote advice and monitoring services (by text and/or voice messages): M-vaccin and e-Vaccination in Côte d’Ivoire, vaccination schedule reminders in Mali, Senvitale in Senegal, Gifted Mom for maternal and infant health in Cameroon and the Central African Republic, Cycle M for family planning in the Democratic Republic of the Congo;

−    insurance and savings services: Sini Tonon in Mali, Indemnités Hospitalisation in Côte d’Ivoire, Activa Makala and AssurTous in Cameroon;

−    geolocation and connection services (doctors, hospitals, on-call pharmacies, appointment scheduling, etc.): Gifted Mom in Cameroon and the Central African Republic, Health First in Cameroon, geolocation of on-call pharmacies in Mali.

In order to develop innovative e-health solutions, by improving access and quality of care through digital platforms that in particular strengthen links between healthcare professionals and patients, in October 2019 Orange signed a partnership agreement with the Global Fund for the implementation of a digital platform for healthcare professionals in Morocco, in collaboration with the Ministry of Health. Its aim is to facilitate the monitoring of patients as part of the HIV and tuberculosis care pathways. This was expanded in 2020 to other African countries including Côte d’Ivoire, the Democratic Republic of the Congo and Burkina Faso.

4.3.3.4.5.4       Digital access to education

Committed to access to quality education for all, Orange has developed a leading interactive mobile platform to train teachers in rural areas in the African continent, in partnership with USAID (the US Agency for International Development) since 2014. From 2020 to March 2023, Orange Campus Africa, in partnership with the UVS (Université Virtuelle du Sénégal - Virtual University of Senegal), designed an online training program to bring together content from recognized education and training partners in a single place.

Orange also developed an education pass, available in seven countries in the MEA region (Cameroon, Côte d’Ivoire, the Democratic Republic of the Congo, Guinea, Madagascar, Mali, and Senegal), which provides access to online educational content at a price negotiated within a sponsored mobile Internet contract.

With the launch of its app Max it, in the last quarter of 2023 Orange began integrating education solutions developed by start-ups from the continent. This approach will continue with a large-scale roll-out in 2024.

In Romania, Poland and Slovakia, Orange offers dedicated programs for school teachers and students [52] to develop their digital literacy and provide educational content in digital format (see also the programs described in the Section 4.3.3.3.2 Responsible use of digital technology).

4.3.3.4.6      Impact assessment

Orange has produced several socioeconomic footprint studies since 2017, and complements this approach by implementing social impact assessments. This approach allows it to better measure and understand the impacts of its activities on beneficiaries. Several studies have been launched since 2022. They aim to evaluate the changes brought about to the beneficiaries of digital inclusion programs:

−    an initial quantitative study covering all the Orange Foundation programs and involving more than 400,000 beneficiaries was initiated in 2021 and finalized in June 2022 with the IM-PROVE firm. The main results showed that the beneficiaries attributed a 91% relevance rate to the support received from the Orange Foundation. It also provided a metric of professional integration (self-confidence, professional network development, etc.), access to culture and improved living conditions (reduction of the maternal and infant mortality rate, success in elementary school graduation exams, etc.);

−    a second study concerns the "coding school" program of the Orange Digital Centers in Senegal and Tunisia; it aims to quantitatively and qualitatively determine the impact of the training received on the beneficiaries. It is carried out by Orange’s SENSE (Sociology and Economics of Networks and Services) social science research department, in collaboration with local academic consultants. The study in Senegal [53] was completed in 2023. The assessment in Tunisia was completed at the end of 2023, its impact report is online [54].

In addition, since 2022 Orange has been using a tool dedicated to measuring and managing social impact: Impact Track. This integrated tool simplifies the creation of the impact framework [55], data collection and report production. The results were obtained through participant surveys. Thanks to this tool and the support provided, with the backing of experts from the CSR Department and the Group’s research department, Orange France was able to produce an impact report on the "Women Entrepreneurs" program [56] which, each year since 2018, provides support to 100 women for 10 months in all regions of France. Carried out in 2022, this study established that the survival rate of companies at the end of the program was 95%, and that a total of 148 jobs had been created by these companies during the period. In addition, it shows how the program has helped this cohort of women creators increase their ability to develop their business, grow their professional network and stay motivated to pursue their project. The same approach to measuring social impact has been implemented for the "Mayotte Talents Numériques" [57] program, and for the program to create women’s economic interest groups in Guinea [58].

The objective of this initiative is to better qualify the social challenges in each region, the relevance of the responses provided by Orange and the effectiveness of the programs.

Lastly, in 2023, Orange took part in a multi-partner working group in France (companies, associations, academics) on measuring the impact of digital inclusion initiatives [59]. The aim of this group is to produce a common framework of impact indicators. As the leading structure, Impact Tank [60] will produce a report in the first half of 2024 with specific recommendations on digital inclusion initiatives and their assessment.

4.3.3.4.7      Note on methodology - Digital inclusion

The social data in this section is based mainly on data for which reporting is still being developed. The methodological specifications or limitations of some indicators are provided below and include a compilation of the details given in the indicator tables.

Countries with social offers

A social offer aims to allow people with low incomes to access and use telecommunication services, including Internet access. Taking into account the characteristics of the local market in each country, the offer must either target populations with no access to digital technology because they lack sufficient means, or enable access to low-cost or at-cost Internet service, potentially without a commitment and with a subscription. It may be supplemented by access to low-cost equipment (preferably a PC) and by training to learn basic digital skills. A country is considered to have a social offer based on its catalog offer at December 31 of the year in question.

Countries with affordable devices

An affordable mobile handset has to offer Internet access. In the Europe region, this means a handset whose purchase price is less than 15% of the monthly GDP per capita of the country in which it is marketed. In the MEA region, this means a handset in the Sanza range, or a handset that costs less than the Sanza Touch (40 US dollars). A country is considered to have an affordable device offer based on its catalog offer at December 31 of the year in question.

Countries with payment installment plans

A payment installment plan can be a lease, a payment included in a subscription, a consumer credit, etc. In the MEA region, the type of plan is a loan available to eligible customers for certain models. A country is considered to have a payment installment plan based on its catalog offer at December 31 of the year in question.

Audience for informational and educational content on digital issues and their responsible uses

The audience is characterized by the number of sessions on Orange websites that provide information and education for a wide audience on digital issues and their responsible uses. These include: bienvivreledigital.orange.fr, orangedigitalcenter.orange.fr, fundatia.orange.md, fondationorange.com, fundacja.orange.pl, beznastrah.online, usolovedelatecnologia.orange.es, etc.

Number of beneficiaries of workshops or training courses

A beneficiary is a person or organization that Orange has helped to acquire digital skills, in person or online, regardless of length or form. This can mean workshops, training courses or MOOCs, webinars, hackathons, master classes, etc. Beneficiaries include people who benefit from programs specific to Orange and those offered by Orange’s partners and the Orange Foundation, as well as organizations, such as the startups that have received support. A beneficiary is equivalent to a participant in one of the programs, and the same person can represent several beneficiaries. Orange has drawn up a list of programs eligible to contribute to the number of beneficiaries; the selection criterion for programs is that the learner is supported by Orange or its partners.

4.3.3.5     Innovation and ethical and responsible research

4.3.3.5.1      Ethical and responsible artificial intelligence

In its innovation processes, Orange applies positive-impact innovation by design, to minimize negative impacts and generate a positive impact right from the design phase and throughout the entire life cycle. The impact must be positive for Orange, its customers, society and the planet. Orange also wishes to advance the consideration of social and environmental expectations in relation to technologies, and continues to collaborate with academic and digital ecosystems to define best practices and support the development of international standards.

4.3.3.5.1.1       Policy on the use of artificial intelligence

For Orange, artificial intelligence creates economic and social value by generating new mechanisms for customer relations, innovating its products and services, and improving the quality of its decisions and operational efficiency.

In March 2021, Orange established a Data and AI Ethics Council made up of 11 external individuals, selected for their independence, neutrality, expertise on these issues, and for the diversity of their profiles. The duties of this board include defining an ethical framework for AI and data, beyond regulatory obligations, in accordance with Orange’s values and purpose. It also issues advisory opinions on governance arrangements and on the concrete cases referred to it, for the Orange Executive Committee.

Internally, the Data AI Board defines and monitors the implementation of procedures across the entire production chain.

Orange is involved as an expert in "The High-Level Expert Group on Artificial Intelligence" [61] (AI HLEG) of the European Commission and supports its practices. The Group takes inspiration from the key principles expressed in its Data and Artificial Intelligence Ethics Charter, designed by its Data and AI Ethics Council in 2022:

−    the goal of artificial intelligence is to contribute positively to social and environmental challenges;

−    solutions based on artificial intelligence must always respect the needs of humans, and operate under their supervision;

−    they must respect diversity and fight against the risks of bias or discrimination;

−    the data underpinning artificial intelligence algorithms must respect privacy and be subject to careful governance;

−    the robustness and security of AI-based solutions must correspond to the specific challenges of each application;

−    the functioning of AI-based solutions must be explained in a transparent and intelligible manner, and the chain of responsibility must be clear.

The Group thus ensures that the entire data value chain is responsible and that potential discriminatory biases are identified and controlled.

4.3.3.5.1.2       Policy implementation

In order to manage the challenges of ethical and responsible artificial intelligence, Orange has implemented ethical and responsible artificial intelligence governance Group-wide and in all European countries, with ethics experts and local ethics committees. The aim is to identify artificial intelligence use cases, assess the risks and ensure particular vigilance over high-risk use cases (e.g. analysis of video surveillance images, analysis of résumés by Human Resources Departments, etc.).

Orange participates in numerous international think tanks and standardization bodies working on the topic of ethical artificial intelligence (GSMA’s AI for Impact program, Innovation Makers Alliance). In 2020, Orange was the first company to sign the Arborus fund’s international charter for inclusive artificial intelligence. The Group is a member of the Board of Directors of Impact AI, a collective made up of a group of stakeholders united around addressing the ethical and societal issues of artificial intelligence and supporting innovative and positive projects around the world. In 2022, Orange France also launched Positive AI, an initiative that encourages responsible artificial intelligence, along with three major partner companies. Orange is also a member of the Cercle InterL [62] for the inclusion of women in the design and regulation of AI-based digital systems.

In 2023, Orange conducted several studies on the ethical challenges of artificial intelligence, notably on use cases such as video image recognition, credit scoring, or the use of generative artificial intelligence in customer relations. Orange also initiated work to comply with the new European AI Act to be implemented in 2025, and has integrated data and artificial intelligence responsibility and ethics criteria into the Group’s risk management framework, taking generative artificial intelligence into account since September 2023. Finally, responsibility and ethics criteria are systematically integrated into the launch reviews of projects dealing with data and artificial intelligence.

In addition, Orange has taken a number of steps to raise employee awareness of these challenges: a training course on ethical artificial intelligence has been rolled out and has already raised awareness among 1,800 employees; and a guide to the responsible use of generative artificial intelligence has been drawn up for employees.

4.3.3.5.2      Web3, Metaverse and XR

In 2022, Orange Innovation and the Group’s strategy department implemented a global "Web3, Metaverse & XR" governance with the ambition to share, align and define a common positioning between the various committees and working groups within Orange. Orange’s ambition is to embrace the next digital disruption by integrating responsibility and sustainability into its strategy and execution as well as its innovations.

For this, the committee has defined the following six values to be respected in the choice of Orange’s metaverse & XR experiments:

−    reduce the overall environmental impact (taking into account CO2 emissions and reductions induced by the services provided);

−    do not generate addiction, especially among young people;

−    manage data in a transparent, reasoned and secure manner;

−    identify, address and stop cyberbullying;

−    do not discriminate; respect diversity and equal opportunity;

−    adapt content according to age; do not create exposure to inappropriate content.

4.3.3.5.3      Social dialogue on the networks of the future

In 2023, Orange initiated discussions on the networks and uses of the future. With regard to network evolution, Orange’s ambition is to develop a technology that generates value for society and its stakeholders, all while being sustainable from a social, economic and environmental point of view. Orange’s Research Department is looking to organize social dialogues with its stakeholders in France (in particular local authorities and the general public) to understand their expectations regarding the networks of the future. The aim is to establish a dialogue with citizens and companies on the technological choices that underpin how modern societies function, through co-development between the telecoms ecosystem and future users. It will also provide the public debate with factual information on the development of this technology. The first six pilot workshops took place in 2023; the remaining dialogues are being planned for the first half of 2024. This initiative is part of a series of European cooperative projects on this subject. The results of these dialogues will be presented internally, to European institutions and to ecosystem partners participating in the project.

4.3.3.6     Support for entrepreneurship and start-up ecosystems

Orange’s core business is to establish connectivity in all its geographical regions, including those far from major cities. Orange is also committed to the socioeconomic development of these regions, by strengthening the economic fabric for the benefit of local communities.

Orange promotes synergies between digital technology actors by creating ecosystems for support and exchange through an Open Innovation approach. Orange works hard to set up support systems at every stage in the life of start-ups, in order to train, identify, assist and promote digital talent in its innovation ecosystem.

This is particularly the role of the network of twenty Orange Fabs around the world, whose objective is to build commercial partnerships between the Group and start-ups. In 2023, the themes of "artificial intelligence and sustainability," 5G and WomenStart received particular support.

Through its numerous other calls for bids, Orange selects the start-ups most likely to lead changes in digital usage and integrates them into the digital ecosystem. Orange provides various kinds of technical and expert support covering the spectrum from incubation to acceleration, as well as access to financing that is appropriate to the different levels of start-up maturity.

The Group supports various incubators and incubator networks in France and Africa via Orange Digital Centers (ODCs) and its subsidiaries. Lastly, Orange encourages entrepreneurial initiatives combining employees and start-ups, with incubators and corp-working (corporate/coworking) spaces: Villa Atlantique and Villa Occitanie in France.

In terms of digital technology and healthcare, Orange Enovacom is an active partner of Future4Care, the largest French e-health accelerator (see Section 4.3.3.4.5.3 Digital access to healthcare). Lastly, Orange is rolling out the 5G Lab program with the opening of new spaces in several major cities in France, Europe, Africa & Middle East to host companies and support them in the development of new uses.

Orange provides financial support via investment funds to encourage the emergence of new responsible economic models with a positive impact on the environment, inclusion or/and social support. Orange Ventures is one of Europe’s leading corporate venture capital funds, with 350 million euros under management. In Europe, Africa & Middle East, it supports software solutions in the technology sector, start-ups in the seed capital phase and high-impact start-ups in various fields such as inclusion, HR-tech, education-tech, e-health and the environment. Orange also supports Teranga Capital in Senegal and Comoé in Côte d’Ivoire.

Orange has an extensive partnership policy in order to develop different modes of cooperation, particularly for Open Innovation. All partnerships that the Group enters into are subject to an analysis of the contributions of each partner, an allocation of ownership by results and the definition of a regime to utilize such results. They give rise to contracts in accordance with the Group’s guidelines. Orange applies the business ethics principles defined by the Group for its partnerships. In industry partnerships that leverage other stakeholders, relationships are also established via an antitrust declaration.

Finally, Orange also provides expertise and visibility, with:

−    a web page [63] dedicated to promoting and supporting innovative companies in all the Group’s geographies;

−    digital tools such as Cloud Starter, a Cloud Computing platform for start-ups, and Orange Developer, which brings together all of Orange’s APIs (application programming interfaces), SDKs (software development kits) and development kits;

−    through community organizing, such as POESAM (Prix de l’Entrepreneuriat Social en Afrique et au Moyen-Orient - the Orange Social Entrepreneur Awards in Africa & Middle East), which identify and assist around 50 innovative start-ups every year at the national and/or international level, to meet sustainable development challenges in this part of the world.

In France, through its policy of regional coverage and presence, particularly in innovation ecosystems, Orange contributes to the development of regional attractiveness and to the dynamics of responsible growth and reindustrialization driven by public policy. Orange is particularly active in the French Tech Capitals and Communities, several competitiveness clusters and technological research institutes, where the Group’s major co-innovation programs are implemented, including Orange Fab France, Orange Innovation Hub, Femmes Entrepreneuses, Orange 5G Lab, and Orange Venture.

4.3.3.7     Human rights and fundamental freedoms

In line with the commitment it made when it signed the United Nations Global Compact in July 2000, and reiterated every year since, Orange intends to respect and ensure respect for human rights and fundamental freedoms within its sphere of influence.

This practice applies to all its stakeholders, across its entire value chain and in all the regions where it is present, in accordance with the fundamental principles set out in the Universal Declaration of Human Rights, the OECD guidelines and the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work. All the Group’s commitments are explicitly set out in its Code of Ethics, and are also included in the Orange Supplier Code of Conduct [64].

Orange thus asserts its commitment to respecting and promoting fundamental human rights in its activities and sphere of influence. It also confirms its commitment to ensuring that these rights are respected by each of its employees and leadership, both internally through employee relations (see Section 4.3.1.2.5 Social dialogue), and in its relationships with its partners, suppliers and subcontractors (see Section 4.3.2.2.3 Supplier Code of Conduct), and customers (see Section 4.3.3.2 Data security and personal data protection, section 4.3.3.3.2 Responsible use of digital technology, section 4.3.3.5.1 Ethical and responsible artificial intelligence).

Since 2017, the French law on the duty of vigilance has reinforced this framework, giving all the consolidated entities making up the Group a regulatory framework that strengthens its vigilance. This law also allows them to fine-tune their risk identification process, as well as manage and roll out their action plans on respect for human rights and fundamental freedoms throughout their value chain. Since then, Orange has published its Vigilance Plan and a report on its implementation every year [65].

Lastly, Orange is subject to UK law on modern slavery [66] and as such publishes an annual statement describing the Group’s actions to combat modern slavery and human trafficking within its business and supply chain.

Rooted in its values, Orange long-standing principles and commitments to respect human rights and fundamental freedoms are part of an approach that combines compliance with laws and regulations, risks (reputational risks) and opportunities (brand valuation and differentiation in calls for tender, access to public contracts, employer attractiveness, etc.).

This section deals specifically with the Group’s commitments and actions with regard to freedom of expression, information and privacy.

As part of its declaration of continued support for the Ten Principles of the United Nations Global Compact, Orange identifies, in particular, freedom of expression, freedom of information and protection of privacy as part of its responsibility to respect the human rights of the users of its products and services.

As a telecommunication operator, Orange also considers it is its responsibility to ensure that human rights are respected at all times when using Information and Communication Technologies (ICT), with reference to Articles 12, 19 and 29 of the Universal Declaration of Human Rights (arbitrary interference, freedom of opinion and expression, rights and freedoms of others).

Orange’s Vigilance Plan explicitly addresses issues of interference with freedom of expression, information (in civil society) and invasion of privacy (see Section 2.2.3.5 Plan vigilance 2024).

Participation in the Global Network Initiative

The implementation of Orange’s commitment to the promotion of freedom of expression and respect for privacy in the performance of its activities as a telecommunication operator is guided by its participation in the Global Network Initiative (GNI). In March 2017, along with a number of operators and equipment suppliers from the Telecom Industry Dialogue (TID) group, Orange joined the GNI [67], of which it is now a member of the Board of Directors.

The GNI is a platform that promotes respect for freedom of expression and privacy rights in the face of government demands to hand over user data, remove content or restrict communications, all against the backdrop of an ever-changing geopolitical, technological, political and regulatory landscape. At end-December 2023, it was made up of 17 major global digital technology companies, 25 universities, 38 non-governmental organizations (NGOs) and 10 investors.

The GNI Principles [68] are a reference framework for the development and implementation, within Orange, of policies and processes related to freedom of expression and privacy in its activities as a telecommunication operator. These Principles are based on universally recognized human rights laws and standards, including the Universal Declaration of Human Rights (UDHR), the International Covenant on Civil and Political Rights (ICCPR) and the International Covenant on Economic, Social and Cultural Rights (ICESCR).

Accordingly, Orange strives to:

−    respect and work to protect users’ freedom of expression by seeking to avoid or minimize the impact of government restrictions on freedom of expression;

−    respect and work to protect the privacy rights of users subject to government requirements, laws and regulations that may compromise privacy in a manner inconsistent with internationally recognized laws and standards;

−    identify circumstances where freedom of expression and privacy may be either compromised or promoted and, in such circumstances, integrate these Guiding Principles into decision-making;

−    give precedence to employee safety over the previous principles.

To apply these principles, Orange has conducted an annual risk assessment since 2012 in all the countries where it operates, and has rolled out a system applicable to each event resulting from a government request in order to ensure that the request is justified under local law (that it comes from a government department with the authority to make such request), in compliance with international laws. In addition, Orange issues a judgment on the proportionality of the request.

Human rights impact assessment and remediation

Orange uses the countries analyses of Verisk Maplecroft [69], a specialist external firm using a methodology based on United Nations and OECD standards, to prepare a customized assessment of the risk incurred in terms of respect for human rights in each of the countries where Orange is an operator. Orange determines more precisely the criteria corresponding to its assessment of the human rights risks incurred as a result of its activities and geographies. As such, 14 dimensions of human rights are considered in the form of risk criticality indexes to provide an aggregate rating, country by country. These dimensions were redefined in 2022 to ensure balanced coverage of the three areas, namely:

−    degree of democracy, including government stability and the degree of democratic governance, independent judiciary, rights of minorities (35.7%);

−    basic rights of workers, including the absence of forced labor and child labor, anti-discrimination, freedom of association and the right to collective bargaining, protection of women (35.7%);

−    the business climate for Orange, including business ethics, freedom of opinion and expression, right to privacy, digital access (28.6%).

The 2023 human rights impact assessment carried out for the entire Orange operator scope, using scores assigned by specialist firm Verisk Maplecroft to the three areas of democracy, workers’ rights and business climate, showed that some areas in which Orange is present require sustained attention in terms of respect for human rights and fundamental freedoms. These countries are the Democratic Republic of the Congo and the Central African Republic. In total, 412 people are directly employed by Orange in these two countries, serving 14 million customers. The firm also determined that 13 other countries in the Africa & Middle East region require special attention in terms of human rights and fundamental freedoms.

In total, 19,635 people are directly employed by Orange in these countries [70], serving more than 138 million customers.

In order to fully exercise its power to oppose any unjustified request to interrupt service or requisition data, Orange also verifies the latest legal provisions allowing the authorities to request network cuts, service reductions or communication interceptions, particularly before elections are held. In fact, requests for service interruption from governments are increasingly concurrent with the electoral process (in the run-up to an election and during the election itself, including the counting period).

To prevent this risk, Orange activates p-crisis units, jointly coordinated by the MEA region Security and Business Continuity Departments, which are operational from the p-election periods until the results are announced. With the involvement of the subsidiaries concerned and the support of the Group Security Department, they verify the implementation of procedures enabling employees to continue their essential activities in complete safety. Despite striving for constant dialogue with the authorities, Orange is indeed sometimes prompted, in liaison with the GNI and non-governmental organizations, to challenge opinions on discriminatory behavior or behavior that undermines respect for human rights and fundamental freedoms. Orange may receive several different and simultaneous requests from the authorities: throttling, limit access to certain social networks and interrupt various categories of telecommunication services.

Targets and measures

Over 2023, Orange received requests for service alteration or interruption that complied with the local legal procedures in force in two countries where it operates. Orange handled these incidents in accordance with GNI principles.

Monitoring indicator	2023	2022	2021
Number of countries from which requests for service alteration or interruption originate	2	1	4

Like other GNI member companies, Orange is regularly and independently assessed on its progress in implementing the GNI principles. The aim of the assessment is to enable the GNI’s Board of Directors to determine whether each member company is making good faith efforts to implement its principles as part of a continuous improvement approach.

The independent assessment includes both an examination of the company’s processes (systems, policies and procedures) and a review of specific case studies. The findings of the assessment are published in a GNI Public Assessment Report [71], the 2021-2022 edition of which was published in October 2023. For Orange, the report highlights the quality of the actions taken by the Group, in particular the roll-out of a specific policy for "major events" concerning freedom of expression, which needs to be expanded to include other cases.

Promotion of human rights and fundamental freedoms

In addition to strict compliance with the GNI’s principles, Orange is actively involved in promoting human rights within its sphere of influence through various collective initiatives. Accordingly, in 2023, Orange:

−    actively participated in the GNI 2023 Annual Learning Forum and spoke on the impact of future European regulations (AI Act, DSA, CS3D) in terms of human rights obligations, risks and opportunities;

−    undertook an initiative to share good practices between companies on these issues as part of its participation in the French association, EDH (Entreprises pour les Droits de l’Homme - Businesses for Human Rights). In 2023, Orange took part in a working group that identified and grouped existing and potential indicators, based on the CSRD’s Social ESRS.

Orange’s commitment to the non-discriminatory use of its services

Orange’s strategic plan, Lead the future, makes trust a major focus of the Group’s policy. Trust is expressed in several ways with regard to the responsible and non-discriminatory use of its services.

In particular, Orange acts within the framework of European Regulation 2015-2120 laying down measures concerning open Internet access, in which the non-discriminatory routing of traffic is a fundamental principle. As an operator, Orange supports the general principles of net neutrality (no discriminatory blocking or degradation of traffic, transparency of network management rules for consumers and regulators) in order to guarantee an open and unrestricted Internet, allowing users to freely choose the services and content they find interesting under conditions of comparable quality. Orange operates its networks in such a way as to guarantee their integrity, the security of communications and the management of different types of traffic according to end needs.

4.3.3.8     Customer interaction channels and remediation procedures

4.3.3.8.1      Customer experience and customer relations policies

Orange always strives to offer the best service to its customers by listening to them, anticipating their expectations, acting quickly and efficiently to satisfy them and focusing on what is essential for them. This service strategy is backed by offers that are secure, easy to understand, transparent and tailored to the needs of each individual; networks offering a quality of service tailored to the needs of each user; and high-quality customer relations, a key differentiator for Orange, combining digital and physical channels to ensure smooth relations across all the Group’s geographical regions. The customer experience indicator is one of the indicators used to calculate the variable annual compensation of Corporate Officers (see Section 5.4.1.2 Amount of compensation paid or allocated to Corporate Officers for 2023).

The customer experience strategy is based on innovation enhanced by artificial intelligence, and puts listening to what the customer has to say at its core.

To drive customer experience performance and identify strengths and opportunities for improvement, Orange bases its analysis on four pillars:

−    offers, services & network experience: understanding how offers, service and the network impact the customer experience and brand loyalty;

−    points of contact: identifying how customers interact with Orange in stores or remotely;

−    efficient experience: improving the ease and speed with which customer needs are met;

−    responsible experience: analyzing how the brand embodies social and environmental values and how it bolsters customer trust.

Customer experience governance

Orange serves two main types of customers: individuals (B2C) and businesses (B2B). Whatever the customer type, the customer experience is a major lever for building the Orange brand.

In the B2C market, the customer experience is managed by a dedicated department, the Customer eXperience and Operations (CXO) department, which in turn reports to the Group Communications department, responsible for the Orange brand policy. CXO is a cross-cutting entity that works with the entity in charge of the MEA customer experience (for the 17 countries that market Orange-branded products and services, excluding Mauritius Telecom), the entity in charge of the Europe region (seven countries), and with Orange France. In addition, each subsidiary has a local customer experience department.

Its main missions are to define, along with all subsidiaries, the B2C customer experience strategy, in line with the standards of a leading brand; to produce tools for analyzing Orange’s performance in the experience it delivers to its customers across all interaction channels; and to support countries in the operational implementation of the strategy.

In the B2B market, the customer experience is managed by Orange Business, the Orange division in charge of the B2B market. It is a cross-cutting entity that collaborates with all Group countries and with CXO, the entity in charge of customer experience in the B2C market.

Strategic customer experience country reviews (CX Reviews)

In the B2C market, Orange has set up annual reviews between the CXO department and the CEO and COO of each country to strengthen the Orange brand values in its customer experience component, share the Group’s vision of the country’s customer experience performance, and identify improvement projects and solutions based on the relevant best practices shared.

CX Reviews take stock of the health of a country’s customer experience on an annual basis. They are based on data from a common dashboard (CX Tracker), as well as on studies, benchmarks and data on a country’s operational performance and customer experience in the field of customer relations. Their aim is to make recommendations to improve the customer experience in a given country. The aim is to provide a global, cross-cutting vision to better help countries address their operational and customer experience challenges.

CX Quarterly Business Reviews

CX Reviews recommendations are followed up on through quarterly meetings (CX Quarterly Business Reviews), which allow action plans to be managed alongside the Customer Experience Directors in each country. To this end CXO uses dashboards to analyze the positioning of its entities in the various dimensions of the customer experience. By sharing best practices, it coordinates communities of customer experience, customer relations, digital and Orange country store managers, around key subjects such as the use of artificial intelligence, continuous improvement, the customer journey, etc.

Customer relations policies

Customer relations are a major pillar of the customer experience, after offers and networks, and Orange strives to differentiate itself through customer relations on all channels. Today, its backbone is made up of all the digital channels available to customers, giving them the option of always speaking to a human or coming into a store.

Chatbots are a lever in customer relations. They are written or vocal means of communication that can be positioned across all channels, and allow customer requests to be handled end-to-end, 24 hours a day, 7 days a week. Over the past four years, Orange has developed text and voice bots, which now account for 65% of conversational interactions with Orange. Chatbots are available in all European countries and in 12 countries in Africa & Middle East. Voice bots are available in three European countries: France, Poland and Romania.

Their performance relies on development of artificial intelligence.

Orange is currently stepping up its development of artificial intelligence for customer relations. Orange is investing in Generative AI and is taking concrete action in three areas:

−    augmented agents: these are conversational bots dedicated to customer advisors, which rely on summaries and search for answers in knowledge bases;

−    augmented customers: this involves providing customers with an intelligent virtual assistant;

−    quality management with near-real-time monitoring enabled by artificial intelligence.

B2C customer interaction channels

Whether for commercial or support purposes, customer relations are structured around a variety of interaction channels: customer service, digital channels (Orange website, My Orange mobile app, etc.), stores and home installation.

Orange’s ambition is to increase the proportion of digital interactions with its customers, with a dual objective: to allow them to carry out simple processes completely independently, with the digital channel being ideal for this type of interaction; and to satisfy them as quickly as possible, 24 hours a day, 7 days a week. In addition, for more complex processes, Orange still offers its customers the option of speaking to a human if they so wish.

Customer service

Customers can contact Orange by phone, chat or messaging. Customer Service mainly provides support to customers when they express a need (90% support actions vs. 10% commercial actions).

Customer Service is mostly outsourced. To manage its partners, Orange organizes annual business reviews with the management teams of the four main customer relations partners (Teleperformance, Majorel, Foundever and Webhelp), with the participation of its Customer Services directors. These reviews provide an opportunity to analyze partner performance (KPIs, country satisfaction surveys, etc.), share strategic visions, take stock of actions, and share best practices.

These partners have been selected as part of calls for tender, in part on the basis of quality of life and working conditions for their employees. The framework agreements entered into Orange’s corporate CSR clause, which sets out the Group’s respect for human rights requirements. Business reviews are followed up on throughout the year by the Operating Departments, whose project managers regularly visit sites to carry out operational monitoring of quality, processes, etc., and have many opportunities to interact with the teams. CXO also conducts on-site audits of partners, focusing on the management of operational performance and all their processes and operating methods (recruitment, training, skills development, quality monitoring, etc.). Deviations from Orange’s requirements are the subject of corrective improvement plans, which are also monitored. In addition to the Group’s whistleblowing system, which guarantees protection for whistleblowers, these major partners have also implemented anonymous reporting procedures. Orange’s partner management is explained in greater detail in Section 4.3.2 Workers in the value chain.

Digital channels

Orange has continued to develop its websites and apps to offer its customers even broader functional coverage, allow them to complete tasks independently if they so wish.

In the fourth quarter of 2023, 39.7 million customers [72] used My Orange (Group total), an increase of +17% compared to 2022.

Efforts in this area are also focused on the increased use of artificial intelligence to streamline customer relations: personalization of the customer home page according to profile and usage; more targeted human contact for purchase advice (referral to the right department, the right skill); or even the introduction of targeted offers according to customers, their needs and their appetite.

Stores

Stores handle sales (60%) and can also provide support to customers who prefer physical contact for after-sales services (40%).

At end-2023, there was a total of 4,859 points of sale, including 2,617 in Europe and France, and 2,242 in the MEA region. The number of stores was practically unchanged overall compared with 2022, with a decline in Europe and slight growth in the MEA region.

The Smart Store is Orange’s point-of-sale concept and the embodiment of the brand experience, with an emphasis on customer support and advice. This concept is now widespread, and roll-out is nearing completion (the concept will be 10 years old in 2025). In 2023 in Europe, 70% of stores were converted to Smart Stores (compared with 65% in 2022). As such, the total number of stores converted to Smart Stores in 2023 was 1,830 in Europe (including France) and 186 in the MEA region.

B2C complaint channels

Orange offers customers the option to make a complaint via a variety of channels (customer service, stores, My Orange app, website, etc.). For over 10 years, Orange has been working to steadily reduce the root causes of customer service complaints.

The reasons for customer contact and complaints are tracked and monitored on a quarterly basis for each subsidiary. Work is then carried out with each country to identify the causes of complaints and prevent their recurrence. For example, if a complaint regards a misunderstanding on a bill, Orange works to improve its readability and communication. Capitalizing on and sharing best practices in a given country help to nurture and facilitate the necessary changes.

In France, in addition to complaints procedures, Orange offers its customers the possibility of referring to the Médiateur des communications électroniques (Electronic Communications Ombudsman) in the event of a disagreement, after resorting to all the internal services at their disposal. The Ombudsman is an independent third party whose role is to help the parties reach an agreement.

In all the countries in which the Group operates, the principle of believing the customer as a first step prevails.

Customer relations management dedicated to Enterprise customers

Enterprise customers are classified into three market segments: "Sohos" (Professionals), which include companies with up to nine employees; "SMEs" with between 10 and 150/250 employees; and Key Accounts with more than 150/250 employees.

In terms of customer experience, Sohos are managed in the same way as the B2C as they have very similar needs, both in terms of offers and customer relations. However, most of the time, they benefit from different treatment: separate number to call, prioritization for problem resolution.

SMEs, and especially Key Accounts, benefit from dedicated teams who know their specific needs and propose special offers. These customers have access to a customized digital customer space from which they can manage all their contracts, invoices and fleet (of mobile phones, fixed lines, and IT&IS solutions) directly and independently. Furthermore, if they need to speak to a human, a dedicated advisor is at their disposal, and can be reached by email or telephone on a personalized number. In addition to these personalized customer relations, Orange ensures their needs are met in the shortest possible time, offering them the best possible service and maximizing their satisfaction.

Standard of operational excellence: the COPC standard

Orange guarantees operational excellence in customer relations and improves the customer experience by using the international COPC standard [73] in all channels (customer service, digital channels and chatbots, stores). It is a worldwide benchmark standard for managing and steering customer relations, focused on operational excellence. It helps improve customer satisfaction and monitor service quality. This standard addresses all aspects of a customer-centric operation, - from good metrics and solid processes to the right people and the right skills and knowledge to get the job done - while actively listening to the customer at every stage.

This approach also guarantees common language for Orange subsidiaries. Also used by other major brands around the world, it gives Orange access to the best practices and high-performance benchmarks.

Orange began its performance management program using the COPC standard in 2011, with the first country certifications taking place in 2013. In 2023, 13 countries were certified: four in Europe (Moldova, Poland, Romania and Spain) and nine in the MEA region (Côte d’Ivoire, Egypt, Guinea, Jordan, Madagascar, Mali, Mauritius, Senegal and Tunisia).

KPIs and measures

Customer experience data collection and analysis (CX Tracker)

The CX Tracker collects and analyzes customer experience data. It measures customer relations on a quarterly basis, based on a representative sample of 100,000 B2C customers from all operators, offering Orange a vision of market positioning with a supranational scope. It is carried out in conjunction with KANTAR, which is also responsible for Orange’s brand tracking tool (Brand Tracker). The Africa CX Tracker is carried out every two months, based on a sample of 130,000 customers. It is carried out by IPSOS.

The CX Tracker measures and reports the recommendation score (Net Promoter Score - NPS and Mean Recommendation Score - MRS) of Orange and its main competitors. It also allows Orange to track the evolution of customer satisfaction on the main levers and attributes of the customer experience, and to identify areas for improvement.

The analysis grid includes criteria relating to value for money for different types of services; service quality criteria linked to the fixed and mobile network; customer relations such as ease of use, customized relations, response to needs, keeping promises, recognition of loyalty, etc. It also includes criteria for measuring trust and security in terms of personal data protection, and for measuring the relevance of Orange’s responses to digital inclusion and respect for the environment, notably through recycling, refurbishing or repairing of equipment.

Net Promoter Score (NPS)

Orange uses a common metric, the Net Promoter Score (NPS), to measure customer satisfaction across all its markets.

The calculation methodology changed in 2023. It is calculated every six months and is measured on the basis of a single generic question customers are asked in surveys: "Would you recommend Orange to a friend or family member?". Respondents rate their agreement with the question on a scale of 0 to 10, which makes it possible to identify promoters (score of 9-10), passives (score of 7-8), and detractors (score of 0-6). The NPS is then calculated as the difference between the percentage of promoters and detractors. The score therefore ranges from -100 to 100.

Orange has set itself the target of becoming the leader - or on par - in customer satisfaction (NPS) in two-third (66%) of its geographical regions by 2025. In 2023, 60% or 15/25 of the countries in which it operates were NPS leaders or on par.

Customer relationship KPIs

Orange measures the proportion of support actions as well as sales actions performed on digital channels in Orange’s eight European countries. The KPIs are calculated quarterly.

	2023	2022
Percentage of support actions on digital channels (1)	67%	64%
Percentage of sales actions on digital channels (2)	24%	24%

(1)   Figures for the fourth quarter only.

(2)   Annual four-quarter average.

Orange also monitors indicators of the effectiveness of its customer interaction systems, such as first call resolution and customer effort score:

−    First Call Resolution: This is Orange’s ability to respond to customers’ needs the first time they call Customer Service. This KPI is calculated quarterly for the entire European region and France. However, as the methodology for calculating this indicator changed in 2023 to take into account the specific measurement characteristics of certain countries, the historical data for previous years is not provided. Nevertheless, the First Call Resolution rate remained stable and higher than the industry benchmark;

−    Customer Effort Score: This makes it possible to follow the customer’s journey through several channels, and to measure the effort expended by the customer during this journey: streamlined, simple, fast, etc. It is measured through a perception question asked to customers and covers all journeys, whatever the channel and the reason for contact with Orange. This indicator was implemented in early 2023 in Romania, Poland and Slovakia, and is measured quarterly. Support work is underway to expand this measurement across Europe.

2023
Proportion of First Call Resolution (average for all European countries)	84.9%
Customer Effort Score (average for Romania, Poland and Slovakia)	88.6%

4.3.3.8.2      Group whistleblowing system

Orange has established Group whistleblowing system open to all Group employees, as well as to partners, suppliers and external stakeholders, allowing them to report events of concern.

The system is described in detail in Section 4.4.2.4 Group whistleblowing system.

4.4     Business conduct

4.4.1      Governance

4.4.1.1     Corporate Governance

Orange’s Corporate Governance is based on four principles: the responsibility and integrity of managers and directors; the independence of the members of the Board of Directors; transparency of information; and respect for shareholders’ rights. In exercising its governance, Orange respects two key principles:

1.    the application of a Code of Corporate Governance: Orange has chosen the AFEP-MEDEF Corporate Governance Code for listed companies [74];

2.    application of the principle of balanced gender representation: the Board of Directors currently has six women out of the 15 directors who sit on it.

Orange acts transparently by publishing detailed information on its governance [75], the composition of its Board of Directors [76] and its Internal Guidelines [77], which detail its role in validating the Group’s strategic guidelines, as well as the roles and missions of its three specialized committees [78]. The Group’s ethics and compliance program is reviewed annually by the Audit Committee and the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). In 2023, these reviews took place on October 12 for the GCSERC and December 4 for the Audit Committee.

Orange also publishes information on its Executive Committee [79]. In accordance with the recommendations of the AFEP-MEDEF code, the members of the Group’s Board of Directors and Executive Committee complete an annual declaration of interests.

As part of its new companymodel, the Orange Executive Committee has defined 12 Group committees to assist it in its operations. Among these committees is the CSR and Ethics Committee, co-chaired by the Executive Director of Group Environmental and Societal Responsibility and the Group Secretary General, whose role is to monitor the implementation of the Group’s CSR, Ethics and Compliance strategy, as well as to identify any red flags. Their duties include:

−    approving the components of the CSR, Ethics and Compliance strategy;

−    preparing any major matters to be submitted to the Executive Committee for its decision, monitoring the implementation of the CSR, Ethics and Compliance strategy, and alerting the Executive Committee to any deviations;

−    proposing forward-looking topics to raise awareness among Executive Committee members.

4.4.1.2     Operational governance of business ethics

Governance established at several levels of the company helps control risks of ethical misconduct:

−    at the level of Orange’s Board of Directors, through the direct involvement of the specialized committees of the Groups’ Board of Directors (Audit Committee and GCSERC);

−    at the level of the Orange Executive Committee, in particular with the Group Investment Committee, in which the Group’s Chief Compliance Officer participates, and the Risk Committee including an annual Risk Committee meeting devoted to compliance, attended by the Chief Executive Officer;

−    at the level of the CSR and Ethics Committee, responsible for monitoring implementation of the Group’s CSR, Ethics and Compliance strategy.

The operational organization of risk management has several levels:

−    the Group Compliance department, created by a decision of the Chairman and Chief Executive Officer in 2012, acts under the authority of the Group Chief Compliance Officer, who reports to the Orange Secretary General. This team is in charge of designing, rolling out, coordinating and controlling Group-wide compliance programs. It is made up of nine people;

−    the Compliance network, composed of the Chief Compliance Officers (CCOs) of the Group’s divisions and their Compliance Officers (COs) in the divisions and subsidiaries. The CCOs are appointed by the members of the Executive Committee and have, as needed, a network of COs reporting to them. They are responsible for coordinating and supervising the roll-out of compliance risk management programs in their scope;

−    the network of Ethics Advisors, appointed by the members of the Executive Committee and the CEOs of the subsidiaries and responsible for driving the roll-out of the ethical approach to the teams.

To perform their work, these networks rely on the expertise and resources of the Group Audit, Control and Risk Management Department (DACRG) and the Group Legal Department.

This compliance process is monitored as part of the Group’s Internal Control system and by audits carried out by the Group Audit Department (IFACI certified). It is also reviewed by the Statutory Auditors as part of their audits of the control environment and the certification of the financial statements.

4.4.2      Orange ethics and compliance program

4.4.2.1     Ethics and compliance approach

The Group’s ethics approach is enshrined in the Orange Code of Ethics [80] and is based on the four strong commitments of respect, integrity, quality and team spirit. The Code of Ethics describes the principles of action with respect to stakeholders and the principles of individual behavior that must guide the conduct of employees in their professional activities. These reflect the same fundamental principles as those set out in the Universal Declaration of Human Rights, as well as by bodies such as the International Labor Organization (ILO) and the OECD and the commitments undertaken by Orange in terms of social responsibility. The implementation of this ethics approach is ensured by the network of Ethics Advisors.

The compliance approach is implemented by the network of CCOs and COs. It is based on the principle of zero tolerance with respect to corruption and influence peddling, formalized in a letter of commitment signed by all members of the Executive Committee.

Orange applies a comprehensive approach to managing risks of unethical behavior (fraud, corruption and influence peddling, tax avoidance and violations of business ethics), aimed at continuous improvement and built around six steps: management commitment, governance, risk analysis, policies and procedures, awareness-raising and training, and controls.

Orange incorporates its integrity approach into all its activities and, in particular, into its relations with stakeholders.

The ethics and compliance approaches are based on:

−    strong political commitments supported by the Chief Executive Officer, with adaptations of the Group’s Code of Ethics (the first version of which was adopted in 2003), the Supplier Code of Conduct, the Data and Artificial Intelligence Ethics Charter, and a Group anti-corruption policy and its principles [81] (with local adaptations where necessary);

−    an analysis of the risks of ethical misconduct and an analysis of corruption and influence peddling risks as applied to the Group, subsidiaries and relevant entities in order to identify the major risks and target the actions to be implemented;

−    Group policies and procedures adapted to local situations:

-     an anti-corruption policy, which serves as a Code of Conduct within the meaning of the Sapin 2 law. It is rolled out and/or adapted throughout the Group and its subsidiaries,

-     a risk-based third-party fraud and compliance due diligence procedure applied to B2B customers, partners and intermediaries; it is regularly updated and improved, and rolled out throughout the Group and its subsidiaries. This procedure is subject to "project reviews," which allow for its implementation to be precisely monitored and areas for improvement to be identified in each division or country, notably through targeted training,

-     a compliance clause included in contracts and purchase orders,

-     a "Gifts and Invitations" policy governing any benefits received or offered; dedicated apps are being rolled out in order to track declarations and manager approvals of any overruns of the established limits;

−    principles for preventing and managing conflicts of interest, with "guiding principles" and the implementation of a reporting tool; these principles standardize practices for reporting and handling potential conflicts of interest;

−    training and awareness-raising programs on ethics and the prevention of corruption, using videos and a range of self-learning content (e-learning, quizzes, etc.). Educational materials for in-person sessions are made available to the CCOs, COs and Ethics Advisors, so that they can organize training and awareness-raising initiatives in line with the needs of the entities and the risks identified. These initiatives are complemented by an annual "Ethics & Compliance Day" event;

−    regular control measures (internal audits, project reviews, etc.) to assess the efficiency of the measures implemented and to identify areas for improvement;

−    the whistleblowing system described below and local whistleblowing systems, which are monitored annually.

4.4.2.2     Prevention and detection of corruption and influence peddling

The prevention and detection of corruption is part of the Group’s Ethics and Compliance approach. In addition, in the early 2000s, Orange implemented a Group-wide corruption prevention program to prevent cases of corruption and to handle related allegations, in order to comply with various regulations, including the US Foreign Corrupt Practices Act, the UK Bribery Act and the French "Sapin 2" law.

4.4.2.3     Compliance with economic sanction programs

In 2013, the Group adopted a Group-wide economic sanctions policy, which was updated and reinforced in 2022 [82], in order to secure its business and international development. The Group remains vigilant in the face of a changing environment and the existence of numerous, evolving economic sanctions programs and embargoes, and in particular carries out compliance due diligence on its relations with partners, suppliers and customers.

An economic sanctions committee analyzes changes in the international regulations to which the Group is subject, adjusts the internal system in place accordingly, and oversees reviews aimed at assessing the Group’s exposure to this risk.

The year 2023 was marked in particular by the strengthening of economic sanctions and export controls enacted by the European Union, the United States and the United Kingdom against Russia and Belarus, and by the simultaneous reinforcement of the associated compliance action plans.

4.4.2.4     Group whistleblowing system

In accordance with the French "Sapin 2," "duty of vigilance," and "Waserman" laws (the latter transposing into French law the European directive on protection for whistleblowers), Orange has established a Group whistleblowing system [83] open to all Group employees, as well as to partners, suppliers and external stakeholders. This system allows them to report conduct or situations that go against the Group’s anti-corruption policy, Code of Ethics, or policies and procedures relating to accounting, internal control and auditing, that are in clear and serious violation of laws or regulations, or that seriously infringe human rights and fundamental freedoms, the health and safety of individuals or the environment.

Since June 2021, the external report-collection platform has replaced the historical email address of the Group whistleblowing system. This secure web platform is accessible from orange.com, the Group’s Intranets and search engines.

The Group’s whistleblowing system is supplemented by local subsidiary systems. Since its launch, this platform has been adopted by several Group entities to replace their local email systems: such is the case for Orange Business, Orange France, Orange Bank, Orange Guinea, Orange Burkina-Faso, Sofrecom, Orange Slovensko and Orange Communications Luxembourg. This will also be the case for Soft at Home, Viacess-Orca and TOTEM in 2024.

Employees are regularly provided information on Group and local whistleblowing systems through training courses and communication campaigns (emails, Intranet, site posters, etc.).

Reports are processed according to Group and subsidiary procedures: acknowledgment of receipt, review of the admissibility of the report and processing by authorized teams while respecting the confidentiality of the whistleblower’s identity and the people concerned throughout the process.

The whistleblowing procedure provides protection for individuals who meet the legal definition of whistleblowers, in accordance with legal and regulatory provisions: Orange undertakes to ensure that no employee will be punished, dismissed or subjected to any discriminatory measure, whether direct or indirect, for having, in a disinterested manner and in good faith, reported facts of which they have personal knowledge. Orange also undertakes to ensure that the procedures implemented to collect reports guarantee that the identity of the author of the report and the information collected through the whistleblowing system remain strictly confidential.

Orange has a specialized team which, at the request of management and/or compliance, carries out internal investigations in the event of a justified report or suspicion of fraud or corruption.

2023 saw an increase of almost 45% in the number of alerts received on Hello Ethics (264 in 2023) and of more than 50% in the number of questions received (82 in 2023).

Breakdown of whistleblowing alerts by domain	Distribution of alerts by entity

4.4.2.5     Awareness-raising and training system

This system is made up of various components:

−    corruption-prevention training tools and materials, extensively renewed since 2018, which have boosted training actions in 2023 (see Section 4.3.3.2.3 Group policy and action plans on data security and personal data protection), as well as training materials for teams and managers on the ethics of customer relations (guide, videos, quizzes, documents);

−    recommendations on sensitive functions or areas, to guide Compliance Officers in identifying the people most exposed to risk so as to give them priority during training;

−    presentations given by the Director of Compliance and members of the Compliance team to the management teams and the Compliance teams of several entities, including in the MEA region;

−    the 11th Ethics & Compliance Day, which gave rise to numerous actions organized locally by CCOs, COs and Ethics Advisors in divisions and countries, such as video messages or emails from CEOs or CCOs, training sessions, posters, games, competitions, discussions and debates with internal or external experts; the conference organized at the Orange headquarters was broadcast live throughout the Group for the second time and dubbed in English and Polish; the recording is available online for educational purposes on the Group’s internal websites.

Training and awareness-raising	2023	2022	2021
Number of UN-Orange Anti-Corruption certificates issued during the year	6,119	5,715	7,300
Number of prevention and detection of corruption risk e-learning modules	25,329	10,426 (1)

(1)   Figure adjusted compared to the 2022 publication.

The UN-Orange Anti-Corruption certificate was rolled out to the Group in 2018 and has been incorporated into training courses for employees with the highest exposure to corruption risk. Since 2022, the training courses have been enriched with the "Prevention and detection of corruption risk" module. These training modules are available in several of the Group’s languages.

4.4.2.6     Competition law compliance policy

Orange establishes its commercial policy in compliance with the legal and regulatory obligations in force in the countries where the various Group entities operate.

Orange is implementing a proactive policy of compliance with competition law, which aims to meet the relevant expectations and guiding principles defined by the competition authorities. As such, compliance with the principle of fair competition in the conduct of all of Orange’s business is included in the Group’s Code of Ethics.

This policy of compliance with competition rules is built around the actions of the Group Legal Department, which works to raise awareness of competition rules among all Group entities and also provides advice to those with particular exposure to the risks.

The Group has developed a program to raise awareness of competition rules which incorporates various training and support tools specific to the issues Orange faces on its markets. This program capitalizes on the high degree of integration and close involvement of the General Secretariat’s legal and regulatory teams with all of the operational entities. The Group Legal Department is present or represented at all levels of the company’s decision-making across all of its geographic markets.

Among the various training and awareness-raising tools, all Group employees have access to a minimum knowledge base in competition law, particularly through the "Antitrust for All" training course, which is available on the Group’s training portal (Orange Learning).

This general training course aims to raise awareness among all Group employees of:

−    the existence, purpose and content of Orange’s program for compliance with competition rules;

−    the meaning of competition rules and their practical scope;

−    the importance and benefits of complying with these rules in the conduct of their business;

−    the internal mechanisms that can be used to obtain advice or raise any questions or uncertainties about compliance with these rules.

The Group Legal Department is also implementing an annual training course for all of the Group’s attorneys ("Antitrust Academy for Legal" program) to ensure top-level support for all the operational entities they assist. This broad approach is supplemented by the direct involvement of the Group Legal Department, which makes sure the program is consistent and stays up to date with competition rules.

Not all categories of employees will necessarily receive the same levels of information, and each level is adjusted to the entities in question. Some training courses are thus intended specifically for certain operational entities that are particularly exposed (wholesale, technical & networks, sales teams, etc.). Accordingly, a catalog that compiles the specific training courses, guidelines and documentation, categorized by business line or business scope, is made available by the Legal Department team on the Group’s Intranet, and is updated regularly.

The Group Legal Department is the primary and central channel for receiving alerts on any anti-competitive practices that may be detected by the operational entities or by the local legal departments that support them.

Outside of this direct channel, all Orange employees have access to a Group whistleblowing system, implemented by the Group Compliance Department (for alerts on conduct or situations that go against Orange’s anti-corruption policy, Code of Ethics, or policies and procedures relating to accounting, internal control and auditing, or that are in clear and serious violation of laws or regulations) and by the Group Environmental and Social Responsibility Department (for alerts relating to serious violations of human rights and fundamental freedoms, personal health and safety, or the environment) in full compliance with laws and regulations. If competition law alerts are reported through this channel, the Group Compliance Department, which reports to the General Secretariat as does the Legal Department, takes the matter directly to the latter to ensure full and necessary compliance.

In all other geographies, Group teams regularly communicate on the rules and processes to be implemented, and support local teams to ensure the same level of compliance.

4.4.2.7     Tax policy

Owing to its business, Orange has assets and employees in a number of countries. Orange pays taxes and duties in the countries in which it operates in accordance with the laws of each of those countries. Orange publishes information relating to operating taxes and levies payables in Note 10 Taxes to the Consolidated Financial Statements annex, including information on the breakdown of taxes payable by geographical region or by tax consolidation group over three fiscal years (see Section 3.3 Consolidated Financial Statements), and in its annual Tax Transparency Report [84].

The Group’s approach to tax matters is based on three fundamental principles:

−    comply with the laws of each country;

−    comply with the OECD principles: Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations;

−    regularly assess practices and compare them with existing solutions in the market to ensure their relevance.

Orange in no way seeks to avoid paying taxes and duties, including through complex and opaque structures. Orange publishes the list of countries in which the Group has interests in its Universal Registration Document.

The Group Tax Director, who reports directly to the Chief Executive Officer Finance, Performance and Development, has a dedicated team. The Group has drawn up a Code of Ethics for Tax Professionals that applies to all Group tax specialists and concerns all tax operations. The Code states that "the Orange group’s tax specialists may propose the tax options most favorable to the Orange group, knowing that their proposals must be made based on an analysis that is professional, honest, objective and lawful."

Each year, the tax process is reviewed under the Sarbanes-Oxley Act (see Section 2.2.2.2 Summary of Internal Control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act). This control process covers Orange SA and its main subsidiaries. The work conducted by Orange and the independent assessment of the Statutory Auditors both resulted in satisfactory conclusions for the 2023 fiscal year.

Thanks to the tax policy described above, Orange has not identified any risk of tax avoidance likely to create risks for the Group’s operations or reputation.

4.4.3      Political influence and lobbying activities

For the organization of activities representing its interests, Orange’s General Management has mandated the Group’s Secretary General, who is also Secretary of the Board of Directors, to lead lobbying activities; when necessary, this may be carried out at the country subsidiary level through their CEOs, in close coordination with the General Secretariat.

The principles of this activity are set out in Orange’s guidelines on the prevention of corruption, which stipulate that "the Orange group lobbying representative, who is in charge of following up and anticipating public policies that are likely to affect the Group’s activities and of raising the awareness of public authorities on the challenges and issues faced by the company, embodies the principles defined in the Orange group Code of Ethics [85]."

Those who perform interest representation activities for the Group are clearly identified by Group governance and by their titles; in particular, they guarantee:

−    transparency, by disclosing their identity and the interests defended;

−    compliance with business ethics, by refraining from taking any steps to obtain information or decisions by fraudulent means;

−    guaranteed quality and reliability of the information provided to public authorities, without political exclusivity; and

−    responses to any request for information.

In addition, Orange does not donate to political parties, and prohibits any direct or indirect company contribution (cash, valuables, goods or services, loans, loan guarantees) to political parties. Similarly, the Group’s representation activities forbid any political statements on behalf of the company. These individuals accordingly act in compliance with the Code of Conduct for Interest Representatives before European bodies, and in particular:

−    in France, Orange acts transparently in its lobbying activities and has been registered since its founding with the High Authority for Transparency in Public Life (HATVP [86]), in compliance with the provisions of Article 25 of Law 2016-1691 of December 9, 2016 on transparency, the fight against corruption, and the modernization of economic life (known as Sapin 2) governing its relationships with national public decision-makers. Since 2023, when the register was expanded to include local decision-makers in particular, Orange has also been reporting representation activities concerning them;

−    Orange is also listed in the European Union Transparency Register [87], and complies with all its obligations.

No other country where Orange operates has a framework comparable to that of France, with its HATVP or European register.

The Group’s positions are well known [88], both due to their public nature at parliamentary hearings and press appearances, and through its publication of position papers for the European Union since 2014 or posts on social networks. Likewise in France, they are detailed in a directory that highlights the purpose of the position and the individuals met [89].

4.4.4      Supplier relationship management

4.4.4.1     Responsible Purchasing label

In 2022, GPS once again obtained the Supplier Relations and Responsible Purchasing label for Orange France, issued by the French Ministry of Economy and Finance, Business Mediation and the National Purchasing Council. The label is awarded for three years, subject to successful completion of the annual interim assessments. The first interim assessment was completed in 2023. In 2022, GPS also underwent an ISO 20400 maturity assessment and was awarded the "significant" level (third level out of four). The label is a vehicle for progress and performance, aimed at developing lasting, trust-based, balanced relationships between customers and suppliers.

More specifically, through the 15 criteria under the PDCA (Plan, Do, Check, Act) method, it covers:

−    responsible purchasing commitments and their alignment with Group policy and strategy;

−    responsible sourcing in these processes and practices;

−    the vocational training of buyers;

−    supplier relations (compliance with contractual law and balance, mediation, supplier reviews, etc.).

Responsible sourcing encompasses several dimensions, including: fairness of the purchasing process; CSR specifications and performance in all aspects of respect for human rights and the environment; the circular economy; and inclusive purchasing. It aims to control financial and compliance risks, as well as CSR issues, including economic dependence and respect for financial equity. This entails:

−    compliance with payment deadlines in accordance with the French Economic Modernization Law (loi de modernisation de l’économie - LME);

−    advance supplier payment (ASP) for SMEs/VSEs - formerly known as collaborative reverse factoring - which consists of a collaborative and responsible short-term financing program set up by the ordering party (buyer) to support its suppliers’ cash flow by paying invoices in advance through a factoring company;

−    reduced payment periods for innovative SMEs and start-ups under experimentation contracts;

−    taking the region into account whenever possible;

−    the use of mediation to resolve any disputes.

4.4.4.2     Inclusive purchasing in France

In October 2023, Orange signed the manifesto of the Collective for a More Inclusive Economy (Collectif des entreprises pour une économie plus inclusive). The signatory companies collectively committed to increasing their inclusive purchasing by 30% by 2025.

Orange purchases from nearly 300 inclusive suppliers, for a purchase amount of 20 million euros in 2023, an increase of 20% compared to 2022, or its p-health crisis level. While the basis of Orange’s inclusive purchasing remains the cleaning of premises and the upkeep of green spaces, network services are on the increase, notably with the maintenance of the fiber network.

Launched in 2022, the "Financial Performance and Social Inclusion" training course on inclusive purchasing had been taken by 60% of buyers from the Purchasing Department in France by the end of October 2023.

4.4.4.3     Non-use of minerals from conflict areas

Orange recognizes the legitimacy of concerns about sourcing materials from regions plagued by political and social conflict, and is striving to use a socially responsible supply chain. However, the supply chain for these minerals is long and complex and involves many stakeholders. Orange does not purchase minerals directly, and requires its main suppliers to perform due diligence to avoid using minerals that may directly or indirectly finance armed groups. As such, Orange contractually requires its suppliers to ensure that they themselves do not use minerals from these areas through three different levers, namely: the Supplier Code of Conduct, which is appended to all purchasing contracts; the equipment-specific CSR annex, which is of a more restrictive nature and is appended to all equipment purchasing contracts; and lastly the CSR clause appearing in purchasing contracts, which involves suppliers signing "Orange’s Responsible Purchasing Commitments."

In addition, Orange’s main electrical and electronic equipment suppliers adhere to the RBA (Responsible Business Alliance [90]) Code of Conduct, which includes a commitment to policy and due diligence on the sourcing and traceability of tantalum, tin, tungsten and gold in the products they manufacture in order to ensure they are committed to sourcing in a manner consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or an equivalent and recognized due diligence framework.

Of the Orange top 150 suppliers, which represented 70% of purchases in 2023, there were 25 electrical and electronic equipment manufacturers potentially affected by the presence of materials that might have originated from conflict areas. Of these 25 suppliers, 19 are signatories to the RBA. These 19 suppliers accounted for 96% of the Group’s electrical and electronic equipment expenditure in 2023.

Supplier assessments by EcoVadis consider the issue of non-use of minerals from conflict areas. The same applies to the audits carried out by the JAC, especially those carried out on site, which have a checkpoint on the procedure to ensure the traceability of minerals. Non-compliance on this point triggers corrective actions and their follow-up.

4.5     Independent third party report

Report of one of the Statutory Auditors, appointed as independent third party, on the verification of the consolidated non-financial statement

This is a free English translation of the Statutory Auditor’s report issued in French and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Year ended December 31st 2023

To the annual general meeting,

In our capacity as Statutory Auditor of your company. (hereinafter the "Entity") appointed as independent third party, and accredited by the French Accreditation Committee (COFRAC) under number 3-1884 [91], we have undertaken a limited assurance engagement on the historical information (observed or extrapolated) in the consolidated non-financial statement, prepared in accordance with the entity’s procedures (hereinafter the "Guidelines"), for the year ended December 31st, 2023 (hereinafter, the "Information" and the "Statement" respectively), presented in the Group’s Management Report pursuant to the legal and regulatory provisions of Articles L. 225 102-1, R. 225-105 and R. 225-105-1 of the French Commercial Code (code de commerce).

At the request of the entity, we also performed work designed to express a reasonable assurance conclusion on the information selected by the entity and identified by the sign ✔✔.

Limited assurance conclusion

Based on the procedures we performed as described under the "Nature and scope of procedures" paragraph and the evidence we obtained, nothing has come to our attention that causes us to believe that the consolidated non-financial statement is not prepared in accordance with the applicable regulatory provisions and that the Information, taken as a whole, is not presented fairly in accordance with the Guidelines, in all material respects.

Reasonable assurance conclusion on a selection of non-financial information

In our opinion, the information selected by the entity and identified with the symbol ✔✔ in the Statement has been prepared, in all material respects, in accordance with the Guidelines.

Comments

Without modifying our conclusion and in accordance with Article A. 225-3 of the French Commercial Code, we have the following comments:

−    for the calculation of health and safety indicators, reporting by local entities still needs to be improved in terms of process and tool robustness. Consolidated Group reporting at a higher frequency is being implemented;

−    for the calculation of the indicator relating to the number of beneficiaries of digital support and training, we identify an improvement in the organization of the data collection campaign. The Group has carried out work to identify eligible training courses serving as a basis for calculating the indicator. However, improvements are still needed in terms of traceability and consolidation of the number of beneficiaries;

−    for waste-related indicators, excluding the "mobile phone collection" indicator, we see a continuous improvement in the transmission of information for the MEA zone. Efforts are still needed to ensure on the one hand the completeness and monitoring of collections, and on the other hand the treatment of waste, in a geographical context dependent on changes in policies, regulations and the development of the recycling sector.

Preparation of the extra-financial performance statement

The absence of a commonly used generally accepted reporting framework or of a significant body of established practices on which to draw to evaluate and measure the Information allows for different, but acceptable, measurement techniques that can affect comparability between entities and over time.

Consequently, the Information needs to be read and understood together with the Guidelines, summarized in the Statement and available on the Entity’s website or on request from its headquarters.

Inherent limitations in preparing the Information

As stated in the Statement, the Information may be subject to uncertainty inherent to the state of scientific and economic knowledge and the quality of external data used. Some information is sensitive to the choice of methodology and the assumptions or estimates used for its preparation and presented in the Statement.

Responsibility of the entity

Management of the entity is responsible for:

−    selecting or establishing suitable criteria for preparing the Information;

−    preparing a Statement pursuant to legal and regulatory provisions, including a presentation of the business model, a description of the main non-financial risks, a presentation of the policies implemented considering those risks and the outcomes of said policies, including key performance indicators, and the information set out in Article 8 of Regulation (EU) 2020/852 (Green Taxonomy);

−    preparing the Statement by applying the entity’s "Guidelines" as referred above; and

−    designing, implementing, and maintaining internal control over information relevant to the preparation of the Information that is free from material misstatement, whether due to fraud or error.

The Statement has been prepared by the Board of Directors.

Responsibility of the Statutory Auditor, appointed as independent third party

Based on our work, our responsibility is to provide a report expressing a limited assurance conclusion on:

−    the compliance of the Statement with the requirements of Article R. 225-105 of the French Commercial Code;

−    the fairness of the historical information (observed or extrapolated) provided pursuant to part 3 of sections I and II of Article R. 225-105 of the French Commercial Code, i.e., the outcomes of policies, including key performance indicators, and measures relating to the main risks.

As we are engaged to form an independent conclusion on the Information as prepared by management, we are not permitted to be involved in the preparation of the Information as doing so may compromise our independence.

At the request of the entity and outside of the scope of our accreditation, we may express reasonable assurance that the information selected by the entity, presented in the Appendices, and identified by the symbol √√ has been prepared, in all material respects, in accordance with the Guidelines.

It is not our responsibility to report on:

−    the entity’s compliance with other applicable legal and regulatory provisions (particularly with regard to the information set-out in Article 8 of Regulation (EU) 2020/852 (Green taxonomy), the French Duty of vigilance law, and provisions against corruption and tax evasion law);

−    the fairness of information set out in Article 8 of Regulation (EU) 2020/852 (Green Taxonomy);

−    the compliance of products and services with applicable regulations.

Applicable regulatory provisions and professional guidance

We performed the work described below in accordance with Articles A. 225-1 et seq. of the French Commercial Code, the professional guidance issued by the French Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) applicable to such engagements, in particular the professional guidance issued by the Compagnie nationale des commissaires aux comptes, "Intervention du commissaire aux comptes - Intervention de l’OTI - Déclaration de performance extra-financière", acting as the verification program, and with the international standard ISAE 3000 (revised) [92].

Independence and quality control

Our independence is defined by the provisions of Article L. 822-11 of the French Commercial Code and the French Code of Ethics for Statutory Auditors (Code de déontologie) of our profession. In addition, we have implemented a system of quality control including documented policies and procedures aimed at ensuring compliance with applicable legal and regulatory requirements, ethical requirements and the professional guidance issued by the French Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) relating to this engagement.

Means and resources

Our work engaged the skills of twelve people between September 2023 and March 2024 and took a total of forty-six weeks.

We were assisted in our work by our specialists in sustainable development and Corporate Social Responsibility. We conducted about sixty interviews with the people responsible for preparing the Statement, representing in particular the General Management, Administration and Finance, Risk Management, Compliance, Human Resources, Health and Safety, Environment and Purchasing Departments.

Nature and scope of procedures

We are required to plan and perform our work to address the areas where we have identified that a material misstatement of the Information is likely to arise.

The procedures we performed were based on our professional judgment. In carrying out our limited assurance engagement on the Information:

−    we obtained an understanding of all the consolidated entities’ activities, and the description of the main related risks;

−    we assessed the suitability of the criteria of the Guidelines with respect to their relevance, completeness, reliability, neutrality, and understandability, taking into account, where appropriate, best practices within the sector;

−    we verified that the Statement includes each category of social and environmental information set out in article L. 225-102-1 III of the French Commercial Code as well as information regarding compliance with human rights, anti-corruption and tax avoidance legislation, and includes, where applicable, an explanation for the absence of the information required under article L. 225-102-1 III, paragraph 2 of the French Commercial Code;

−    we verified that the Statement provides the information required under article R. 225-105 II of the French Commercial Code, where relevant with respect to the main risks;

−    we verified that the Statement presents the business model and a description of main risks associated with: all the consolidated entities’ activities, including where relevant and proportionate, the risks associated with their business relationships, products or services, as well as policies, measures and the outcomes thereof, including key performance indicators related to the main risks;

−    we verified that the Statement includes a clear and motivated explanation of the reasons for the absence of policies implemented considering one or more of these risks required under Article R. 225-105 I of the French Commercial Code;

−    we referred to documentary sources and conducted interviews to:

-     assess the process used to identify and confirm the main risks as well as the consistency of the outcomes, including the key performance indicators used, with respect to the main risks and the policies presented,

-     corroborate the qualitative information (measures and outcomes) that we considered to be the most important presented in the Appendices. Concerning certain risks [93], our work was carried out on the consolidating entity, for the other risks, our work was carried out on the consolidating entity and on a selection of entities [94];

−    we verified that the Statement covers the consolidated scope, i.e. all the entities within the consolidation scope in accordance with Article L. 233-16 of the French Commercial Code, within the limitations set out in the Statement;

−    we obtained an understanding of internal control and risk management procedures the entity implemented, and assessed the data collection process aimed at ensuring the completeness and fairness of the Information;

−    for the key performance indicators and other quantitative outcomes that we considered to be the most important, presented in the Appendices, we implemented:

-     analytical procedures to verify the proper consolidation of the data collected and the consistency of any changes in those data,

-     tests of details, using sampling techniques, in order to verify the proper application of definitions and procedures and reconcile the data with supporting documents. This work was carried out at the entity’s headquarters and covers between 20% and 100% of the consolidated data relating to the key performance indicators and outcomes selected for these tests;

−    we assessed the overall consistency of the Statement based on our knowledge of all the consolidated entities’ activities. The procedures performed in a limited assurance review are less in extent than for a reasonable assurance opinion in accordance with the professional guidance of the French Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes), a higher level of assurance would have required us to carry out more extensive procedures.

Nature and extent of additional work on the information selected by the entity and identified by the sign ✔✔

With regard to the information selected by the entity, presented in the Appendices and identified by the symbol ✔✔ in the Statement, we conducted the same work as described in the paragraph "Nature and scope of our work" above for the Information considered to be the most important, but in a more in-depth manner, in particular with regard to the number of tests.

The selected sample accounts for between 53% and 100 % of the information identified by the symbol ✔✔.

We believe that our work is sufficient to provide a basis for our reasonable assurance opinion on the information selected by the entity and identified by the symbol ✔✔.

Paris la Défense, on March 27, 2024

KPMG S.A.

Jacques Pierre Partner	Brice Javaux ESG Expert

Appendix

Qualitative information (actions and results) considered most important
Customer Satisfaction Policy
Commitment to the antidiscrimination fight
Job and career management measures
Communication regarding electromagnetic waves
Policies and procedures implemented for ethical and responsible digital management
Measures to mitigate the risk of cyber attacks
Personal data protection policy
Policies for adaptation to climate change
Business code of conduct and whistleblowing system

Key performance indicators and other quantitative results considered most important	Level of assurance
Number of employees - Active employees at the end of the period, by contract type, gender, age and geographical region	Reasonable
Number of permanent external recruitments (including under 30)	Reasonable
Percentage of women in the management network	Reasonable
Percentage of women in technical and digital occupations	Limited
Training access rate	Limited
Frequency rate of occupational accidents	Limited
Severity rate of occupational accidents	Limited
Proportion of the ISO 14001 certified scope	Reasonable
Energy consumption (scope 1)	Reasonable
Energy consumption (scope 2)	Reasonable
Induced CO2eq emissions from scope 1	Reasonable
Induced CO2eq emissions from scope 2	Reasonable
Induced CO2eq emissions from scopes 1 and 2 (market based)	Reasonable
Induced CO2eq emissions from scopes 1 and 2 (location based)	Reasonable
CO2eq emissions from scopes 1 and 2 (market based) of digital sector	Reasonable
Induced CO2eq emissions from scope 3 of digital sector (for FY2022)	Limited
Total renewable electricity rate	Reasonable
Mobile phone collection (in Europe)	Reasonable
Mobile phone collection (in MEA zone)	Limited
Number of refurbished mobile phones sold (in Europe)	Reasonable
Total waste	Limited
Recovery rate	Limited
Water consumed (water fountains, restrooms, company restaurants; for France only water consumption of Data centers is taken into account, for other countries they are currently excluded)	Limited
Number of beneficiaries of digital support and training	Limited
Percentage of contracts signed including the CSR clause	Limited
Percentage of buyers having completed dedicated CSR training during the last two years	Limited

[1]     See https://oran.ge/GRI for the report drawn up in accordance with the GRI’s Core option.

[2]     This commitment covers telecom activities and IT services, including adjacent services such as Orange Money; it excludes diversification activities involving the resale of energy as well as purely banking activities.

[3]     Scopes 1, 2 and 3 include the Group’s operations and those of its stakeholders (suppliers, employees, customers). See definitions in the Glossary of Technical Terms (section 7.2.2).

[4]     https://www.itu.int/ITU-T/recommendations/rec.aspx?rec=14084

[5]     https://www.net-zero-initiative.com

[6]     WEEE: Waste Electrical and Electronic Equipment.

[7]     https://www.orange.com/en/commitments/oranges-commitment/to-the-environment

[8]     https://fournisseurs.orange.com/wp-content/uploads/coc_fr.pdf

[9]     https://www.gsma.com/betterfuture/wp-content/uploads/2022/11/Strategy-Paper-for-Circular-Economy-Network-Equipment.pdf

[10]    GSMA. (2020). Building a Resilient Industry: How Mobile Network Operators Prepare for and Respond to Natural Disasters - An Interactive Guide for MNOs Based on Experiences with the Humanitarian Connectivity Charter.

[11]    https://www.orange.com/en/commitments/oranges-commitment/to-the-environment/reduce-your-carbon-footprint-adopt-habits-count

[12]    L. 1500 is the first in a series of standards presenting strategies and best practices on how to utilize ICTs to adapt to the effects of climate change. This first standard establishes the framework and defines the scope of the three recommendations published later.

[13]    Standard L. 1501 on adapting to climate change. This recommendation provides guidance on how Information and Communication Technologies (ICTs) can help countries adapt to the effects of climate change, both for sudden events and for longer-term phenomena requiring planned adaptation measures.

[14]    Standard L. 1503 aims to help urban actors prepare sustainable adaptation policies integrating ICTs. It highlights the areas where ICTs can support cities in their adaptation process, and identifies the key steps to creating sustainable and efficient policies. Specifically, ICTs can (1): improve disaster risk management, by helping, for example, to strengthen vulnerability and risk assessments in susceptible locations of the city (e.g. through the use of GIS and modeling techniques), as well as by improving indicators and data collection. Second, ICTs can (2): improve the resilience and adaptive capacity of cities, specifically by capturing, transmitting and disseminating data on climate and weather conditions, which can be useful to policy makers in the preparation of adaptive responses. Third, ICTs can (3): inform adaptation decision-making by strengthening institutional and capacity development, through the information and knowledge they can generate, store and disseminate.

[15]    2022 expenditure of scope 3 purchasing categories, excluding intra-group flows.

[16]    https://newsroom.orange.com/orange-business-launches-circular-mobility-offer-in-france-to-reduce-carbon-footprint-of-mobile-fleets-with-afnor-certified-calculation-method/?lang=en

[17]    https://www.cdc-biodiversite.fr/gbs-niveau-1-introduction-a-loutil-gbs/

[18]    The DNSH (Do No Significant Harm) principle.

[19]    Adherence to this Code of Conduct is based on the principle of self-assessment.

[20]    https://www.aib-net.org/

[21]    https://www.ure.gov.pl/en

[22]    Purchases of boxes and TV set-top boxes are counted in category 1 of scope 3, although they are treated financially within the Orange group as CAPEX (fixed assets), because they are leased and physically present at the customers’ premises.

[23]    Number of pieces of equipment sold by Orange, during the year, per type of equipment (feature phone, smartphone, DECT).

[24]    Number of boxes or routers in use by Orange’s customers, by model of box or by brand of router.

[25]    Global agreement on gender equality in the workplace, the fight against discrimination and violence, and work-life balance.

[26]    Gender Equality European & International Standard.

[27]    https://entreprendre.service-public.fr/vosdroits/F35103

[28]    Label - Arborus.

[29]    Data calculated on the basis of external purchases corresponding to expenses eligible for sourcing by the Group’s procurement department.

[30]    https://fournisseurs.orange.com/wp-content/uploads/coc_en.pdf

[31]    https://ecovadis.com/

[32]    https://fournisseurs.orange.com/en/welcome-to-the-website/

[33]    https://fournisseurs.orange.com/en/our-events/

[34]    https://orange.integrityline.org/

[35]    Source: https://www.gsma.com/mobilefordevelopment/programme/connected-women/the-mobile-gender-gap-report-2023/

[36]    A "trust Cloud" solution, in line with the French government’s Cloud doctrine, requires SecNumCloud 3.2 certification from ANSSI, as well as compliance with legal provisions.

[37]    https://www.linkedin.com/company/association-intermediation-donnees/?originalSubdomain=fr

[38]    https://www.orangecyberdefense.com/uk/security-navigator

[39]    International Commission for Non-Ionizing Radiation Protection.

[40]    https://radio-waves.orange.com/en/

[41]    NOC Europe = Network Operation Center Europe. A program to pool the remote maintenance of our networks, commissioned by the Europe division and Orange France, entrusted to the Orange Innovation/Networks team entitled "Network Shared Services Operations" (NSSO), divided into two operational centers: one in Warsaw and one in Bucharest.

[42]    https://gallery.orange.com/_h/IcrZZq

[43]    In France https://bienvivreledigital.orange.fr, in Slovakia www.beznastrah.online, in Poland www.orange.pl/razemwsieci, in Belgium on its blog (https://www.orange.be/fr/blog/temps-ecran-enfant-conseils) or in partnership with Wetakecare, in Romania https://responsabilitate-sociala.orange.ro/educatie-digitala/mai-mult-loc-pentru-incredere/, in Moldova Un Internet mai bun pentru copilul tau | Orange Moldova.

[44]    GSMA | The State of Mobile Internet Connectivity Report 2023 - Mobile for Development.

[45]    Smart feature phones SANZA 2 and SANZA style, or SANZA Touch smartphone.

[46]    Botswana, Burkina Faso, Cameroon, Côte d’Ivoire, Guinea-Bissau, Guinea, Jordan, Liberia, Madagascar, Mali, Morocco, Central African Republic, Democratic Republic of Congo, Senegal, Tunisia.

[47]    Orange 2023 Disability Report.

[48]    Closure of the Orange Digital Center in Ethiopia.

[49]    Belgium, Botswana, Burkina Faso, Cameroon, Côte d’Ivoire, Guinea, Jordan, Liberia, Madagascar, Mali, Morocco, Moldova, Poland, Romania, Senegal, Sierra Leone, Slovakia and Spain.

[50]    Botswana, Burkina Faso, Cameroon, Côte d’Ivoire, Democratic Republic of Congo, Guinea Bissau, Guinea, Jordan, Liberia, Madagascar, Mali, Morocco, Sierra Leone and Senegal.

[51]    Burkina Faso, Cameroon, Central Africa, DRC, Côte d’Ivoire, Guinea, Guinea Bissau, Liberia, Madagascar, Mali, Senegal, Sierra Leone.

[52]    See the Digitaliada program in Romania (https://www.digitaliada.ro/), Megamission in Poland (https://fundacja.orange.pl/en) and the partnership with the NGO Rozmanita in Slovakia (https://www.rozmanita.sk/more-en.html#program).

[53]    Étude d’impact social ODC Sénégal Médiathèque RSE (orange.com).

[54]    https://gallery.orange.com/RSE

[55]    In social impact measurement methodology, the impact framework includes both the theory of change in the project being evaluated and the list of impact indicators to be used in the analysis.

[56]    Femmes Entrepreneuses (impacttrack.org).

[57]    Professional integration program for young people who have not completed school, operated by Orange and partner SEYNA in Mayotte.

[58]    Assessment launched by the Orange Guinea Foundation to assess the impact of economic interest groups on women’s empowerment.

[59]    Inclusion numérique - L’innovation sociale par la preuve (impact-tank.org).

[60]    Social innovation through proof (L’innovation sociale par la preuve) (impact-tank.org).

[61]    High-level expert group on artificial intelligence | https://digital-strategy.ec.europa.eu/en/policies/expert-group-ai

[62]    See https://www.interelles.com/femmes-et-ia-2 and https://www.interelles.com/cercle-interelles/entreprises-partenaires

[63]    https://www.orange.com/en/group/our-activities/start-ups

[64]    https://fournisseurs.orange.com/wp-content/uploads/coc_en.pdf

[65]    CSR media library (orange.com).

[66]    Modern Slavery Act or MSA.

[67]    https://globalnetworkinitiative.org

[68]    GNI-Principles-EN.pdf (globalnetworkinitiative.org).

[69]    https://www.maplecroft.com

[70]    Only entities consolidated by Orange were taken into account in the calculation of the number of employees and customers.

[71]    GNI Releases Public Report on 2021-2022 Independent Company Assessments - Global Network Initiative.

[72]    Provisional figure.

[73]    https://www.copc.com/what-we-do/certification/

[74]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[75]    https://www.orange.com/en/group/governance/oranges-governance

[76]    https://www.orange.com/en/group/governance/board-of-directors

[77]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[78]    https://www.orange.com/en/group/governance/board-directors-specialised-committees

[79]    https://www.orange.com/en/group/governance/executive-committee

[80]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[81]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[82]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[83]    https://orange.integrityline.org

[84]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[85]    Orange Gallery Governance: https://gallery.orange.com/rse?v=root#l=row&lang=en

[86]    Reports to the French national authority can be found online at: https://www.hatvp.fr/fiche-organisation/?organisation=380129866##. Thus, in 2022, Orange declared in the HATVP register an amount of expenses related to representation actions of close to 0.7 million euros. The 2023 declaration is in progress.

[87]    The reports to the European Authority are available online: Transparency register (europa.eu). Thus, in 2022, Orange declared in the HATVP register an amount of expenses related to representation actions of less than 1.5 million euros.

[88]    Example of the visibility of the Group’s positions on institutional websites | Corporate (orange.com) or Orange in Brussels | Corporate.

[89]    Scope of Group activities published on HATVP and Orange activity summary sheets on the HATVP website.

[90]    RBA, formerly known as the Electronic Industry Citizenship Coalition (EICC).

[91]    Accreditation Cofrac Inspection, number 3-1884, scope available at www.cofrac.fr

[92]    ISAE 3000 (Revised) - Assurance Engagements Other Than Audits or Reviews of Historical Financial Information.

[93]    Climate change adaptation, Data protection and privacy, Cybersecurity and data security, Physical and mental health of users (including young people), Innovation and ethical and responsible research and Business ethics and compliance.

[94]    Orange S.A. (France), Orange Marine (France), Orange Poland, Orange Romania, Orange Slovakia, Orange Jordan, Orange Côte d’Ivoire, Orange Guinea-Conakry and Orange Botswana.

5.       Corporate Governance

5.1 Composition of management and supervisory bodies

5.1.1 Board of Directors

5.1.2 Corporate Officers

5.1.3 Executive Committee

5.1.4 Information on Directors, Officers and Senior Management

5.2 Operation of the management and supervisory bodies

5.2.1 Operation of the Board of Directors

5.2.2 Operation of General Management

5.3 Reference to a Code of Corporate Governance

5.4 Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers

5.4.2 Board of Directors’ report on Directors’ compensation

5.4.3 Compensation of members of the Executive Committee

5.1     Composition of management and supervisory bodies

5.1.1      Board of Directors

On March 27, 2024, the date on which the Board of Directors approved the Report on Corporate Governance, the Board comprised 15 individually appointed members: seven Independent Directors elected by Orange’s Shareholders’ Meeting, including the Chairman of the Board of Directors; the non-independent Chief Executive Officer; three Directors representing the public sector, one of whom was appointed by Ministerial Order; three Directors elected by employees; and one Director representing employee shareholders appointed through an internal process and then voted on by Orange’s shareholders.

Chairman of the Board of Directors

	Date first appointed	Term ending
Jacques Aschenbroich	May 19, 2022	At the close of the 2026 Shareholders’ Meeting

Jacques Aschenbroich, born in 1954, has been Chairman of the Orange Board of Directors since May 19, 2022. He was Director and Chief Executive Officer of the Valeo group from March 20, 2009 until February 18, 2016, Chairman and Chief Executive Officer until January 26, 2022, then Chairman of the Valeo Board of Directors from January 27, 2022 until December 31, 2022. He is now Honorary Chairman of Valeo. Before joining Valeo, he held several positions in the French government and served in the Prime Minister’s office in 1987 and 1988. He then pursued a business career at the Saint-Gobain group from 1988 to 2008. Having managed subsidiaries in Brazil and Germany, he became Managing Director of the flat glass division of Compagnie de Saint-Gobain and went on to become Chairman of Saint-Gobain Vitrage in 1996. As Deputy Chief Executive Officer of Compagnie de Saint-Gobain from October 2001 to December 2008, he managed flat glass and high-performance materials from January 2007 and, as the Director of Saint-Gobain Corporation and General Delegate to the United States and Canada, he directed the Group’s operations in the United States from September 1, 2007. He is also a Director of BNP Paribas, Lead Director of TotalEnergies, Chairman of the Board of Directors of École Nationale Supérieure Mines ParisTech, and Co-Chairman of the Franco-Japanese Business Club. Jacques Aschenbroich is an Ingénieur diplômé du Corps des Mines. Jacques Aschenbroich is an Officer of the French Order of Merit and the French Legion of Honor. He is a French national.

Chief Executive Officer and Non-Independent Director

	Date first appointed	Term ending
Christel Heydemann	July 26, 2017 (1)	At the close of the 2024 Shareholders’ Meeting

(1)   Co-opted as Director by the Board of Directors on July 26, 2017 to replace José-Luis Durán. Term of office ratified by the Shareholders’ Meeting of May 4, 2018 and renewed by the Shareholders’ Meeting of May 19, 2020. Based on the recommendation of the GCSERC, and over and above the criteria set out in Article 10.5 of the Afep-Medef Code, the Board of Directors, at its meeting of February 16, 2022, deemed that Christel Heydemann, appointed Chief Executive Officer with effect from April 4, 2022, could no longer be considered an Independent Director.

Christel Heydemann, born in 1974, was appointed Chief Executive Officer of the Orange group on April 4, 2022. She began her career in 1997 at Boston Consulting Group. In 1999, she joined Alcatel where she held various management positions. In 2011, she was promoted to Director of Human Resources and Transformation and member of the Executive Committee. She joined Schneider Electric in 2014. In 2017, she became Executive Director France Operations of Schneider Electric and member of Schneider Electric’s Executive Committee. In 2021, she was named Director Europe Operations, a position she held until the beginning of 2022 when she became Chief Executive Officer of the Orange group, having served as a member of its Board of Directors since 2017. She is a graduate of École Polytechnique and École Nationale des Ponts et Chaussées. Christel Heydemann is an Officer of the French Order of Merit and a Knight of the French Legion of Honor. She is a French national.

Independent Directors

		Date first appointed	Term ending
Jacques Aschenbroich	Chairman of the Board of Directors	May 19, 2022 (1)	At the close of the 2026 Shareholders’ Meeting
Valérie Beaulieu	Member of the Audit Committee	May 19, 2022	At the close of the 2026 Shareholders’ Meeting
Alexandre Bompard	Member of the Strategy and Technology Committee	December 07, 2016 (2)	At the close of the 2027 Shareholders’ Meeting
Gilles Grapinet	Chairman of the Audit Committee	May 23, 2023	At the close of the 2027 Shareholders’ Meeting
Anne-Gabrielle Heilbronner	Chairwoman of the GCSERC	05/21/2019 (3)	At the close of the 2027 Shareholders’ Meeting
Momar Nguer	Member of the GCSERC	May 23, 2023	At the close of the 2027 Shareholders’ Meeting
Frédéric Sanchez	Chairman of the Strategy and Technology Committee	May 19, 2020	At the close of the 2024 Shareholders’ Meeting

(1)   Appointed Director by the Shareholders’ Meeting of May 19, 2022 and appointed Chairman of the Board of Directors by the Board of Directors’ Meeting held at the close of the Shareholders’ Meeting of May 19, 2022.

(2)   Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau. Term of office ratified by the Shareholders’ Meeting of June 1, 2017 and renewed by the Shareholders’ Meetings of May 21, 2019 and May 23, 2023.

(3)   Term of office renewed by the Shareholders’ Meeting of May 23, 2023.

Valérie Beaulieu, born in 1967, has been Chief Sales and Marketing Officer of the Swiss group Adecco since November 16, 2020. This Zurich-based company is the global leader in HR solutions. She is also President of Pontoon - a subsidiary of the Adecco Group specializing in MSP and RPO solutions. Before joining the Adecco Group, Valérie Beaulieu spent more than 30 years in the tech industry in Europe, the United States and Asia. From 1991 to 1996, she was Marketing Director at ECS, the computer leasing subsidiary of Société Générale. As a member of the Executive Committee, she played a strategic role in the merger between ECS and Agena, which became the European leader in business computing in 1995. She then spent more than 20 years at Microsoft, where she led the marketing department in Europe, then managed sales for small and medium business and all partners before becoming Chief Operating Officer of the Advertising division in the United States in 2012. In that role, she was responsible for operations and was the main architect of the partnerships with Yahoo and AOL. After seven years in the Consumer Division, she became General Manager of Small and Midmarket Solutions and Partners in Asia-Pacific before serving, from 2018 to 2020, as Chief Marketing Officer for Microsoft’s US subsidiary, representing 50% of the Group’s worldwide business. Valérie Beaulieu has been a French Foreign Trade Advisor since January 2015, and is now a member of its Swiss Board after serving as Vice President for Innovation and Lead Tech Advisor in Seattle and Singapore. Until June 2022, she was also a Director and member of the Audit and Risk Committee of ISS A/S, a Danish company and one of the world leaders in facility management. Valerie Beaulieu holds a master’s degree in English from the University of Haute-Bretagne, a diploma in International Trade, and a certificate in Business Leadership from the London Business School. She is a French national.

Alexandre Bompard, born in 1972, has been the Chairman and Chief Executive Officer of Carrefour since July 18, 2017. After graduating from the École Nationale d’Administration (ENA), Alexandre Bompard was posted to the Inspectorate General of Finance (1999-2002). Thereafter, he became Technical Advisor to François Fillon, then Minister of Social Affairs, Labor and Solidarity (April to December 2003). From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then Director for Sports and Public Affairs for the Canal+ group (June 2005 to June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan for the Group, called "Fnac 2015," to meet the challenge of the digital revolution and changes in customer expectations. On June 20, 2013, Alexandre Bompard also led Fnac’s initial public offering. In fall 2015, Fnac launched a takeover bid on the Darty group. On July 20, 2016, he became Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is an alumnus of the École Nationale d’Administration (ENA) and a graduate of the Institut d’Études Politiques de Paris. He holds a master’s degree in Public Law and a postgraduate degree in Economics. Alexandre Bompard is a Knight of the French Order of Merit and the French Order of Arts and Letters. He is a French national.

Gilles Grapinet, born in 1963, is Chief Executive Officer of Worldline. After graduating from the École Nationale d’Administration (ENA), Gilles Grapinet began his career at the French Inspectorate General of Finance in 1992. In 1996 he joined the General Tax Directorate (DGI) where, after heading the management control and transformation department, he was appointed Director of Information Systems and Strategy, responsible in particular for France’s Copernic program (digital transformation of tax administration and overhaul of the DGI’s information and payment systems). From 2003 to the end of 2004, he was economic and financial advisor to the Prime Minister, before going on to serve as Chief of Staff to the Minister of the Economy, Finance and Industry from 2005 to May 2007. In September 2007 he joined the Executive Committee of the international banking group Crédit Agricole SA, first as director of strategy and then as head of payment systems and services. In 2008 he joined the international IT services group Atos where he was appointed Senior Executive Vice President in charge of global functions, global sales and consulting. He has served as Chief Executive Officer of Worldline since July 2013, and oversaw the successful partial listing of this former ATOS group subsidiary in June 2014 when it had a market capitalization of approximately 2 billion euros. Since then, Worldline has undergone an ambitious expansion, acquiring Equens in 2016, SIX Payment Services in 2018 and Ingenico in 2020. The company became fully independent from ATOS on May 3, 2019 and is now the number-one ranking electronic payment services company in Europe and number four in the world. It has been included in the CAC40 index since March 2020. Until June 2022, Gilles Grapinet was also the first Chairman of the European Digital Payments Industry Alliance (EDPIA), which represents the interests of independent payment services providers headquartered in Europe. In a non-executive capacity he chairs the Supervisory Board of Younited, an ACPR-approved "fintech" banking institution specializing in consumer credit. Gilles Grapinet is an alumnus of the École Nationale d’Administration (ENA). Gilles Grapinet is France’s Chevalier de la Légion d’Honneur. He is a French national.

Anne-Gabrielle Heilbronner, born in 1969, is a member of the Management Board of Publicis Groupe, the world’s third-largest company in the field of communication and advertising. As group General Secretary, she is in charge of human resources, procurement, legal affairs, compliance and governance, CSR and the internal audit and control functions and risk management. As a member of the Management Board, she has input into all strategic decisions regarding the Group’s transformation. She worked on the merger of Publicis with Omnicom in 2013, and the acquisitions of Sapient in the United States in 2015 and Epsilon in 2019. She began her career as a Financial Inspector before joining the Treasury Department as Deputy Manager of Social Housing Financing. She worked at Euris from 2000 to 2004 as Head of Corporate Finance in charge of all financial operations for Euris and Casino. Having contributed to EDF’s initial public offering strategy, she then held the positions of Chief of Staff (2004-2005) and Special Adviser (2005-2007) respectively with the French Secretary of State for the Reform of State and then with the Ministry for Foreign Affairs. Director of Internal Audit and Risk Management at SNCF (2007-2010), where she developed and strengthened the role of the audit and compliance functions (ethics, fraud prevention, etc.), she then became Senior Banker and Managing Director at Société Générale Corporate and Investment Banking, in charge of a portfolio of listed companies. She joined Publicis Groupe in 2012. Anne-Gabrielle Heilbronner is a Financial Inspector, an alumna of the École Nationale d’Administration (ENA), and a graduate of ESCP-Europe and of the Institut d’Études Politiques in Paris. She also holds a master’s degree in Public Law and a postgraduate diploma in Tax Law and Public Finance. Anne-Gabrielle Heilbronner is a Knight of the French Legion of Honor. She is a French national.

Momar Nguer, born in 1956, former member of TotalEnergies’ Executive Committee and is Chief Executive Officer of Mnguer Advisory SAS. After starting his career in the Finance Department of Hewlett Packard France, he joined the Total group in 1984 where he held several positions. He was Sales Director of Total Raffinage Marketing Senegal from 1985 to 1990, then became Network and Consumer Director of Total Raffinage Marketing Africa between 1991 and 1995, after which he became Managing Director of Total Raffinage Marketing in Cameroon and Kenya until 2000. On his return to France, he was appointed Director of East Africa and the Indian Ocean and then Managing Director Aviation of Total Refining Marketing. In 2012, he became Director for Africa & Middle East, member of the Management Committee and then of the Performance Committee of the Total Group before joining the Executive Committee as Managing Director of the Marketing & Services branch. Momar Nguer has been a member of the Board of Directors and Chairman of the Audit Committee of Lafarge Holcim Morocco and Chairman of the Africa Committee of Medef International. He is also founding President of the French Business Club of Kenya. A graduate of Essec and holder of a Master’s degree in international law, Momar Nguer is a Knight of the French Legion of Honor. He has dual Senegalese and French nationality.

Frédéric Sanchez, born in 1960, is Chairman of the Fives group. He began his career at Renault in 1985 in Mexico and the US, before joining Ernst & Young as Senior Manager in late 1987. In 1990, he joined the Fives-Lille group, where he held various positions before becoming Chief Financial Officer in 1994, then Chief Executive Officer in 1997, and finally Chairman of the Management Board in 2002. Fives - the new name of Compagnie de Fives-Lille since 2007 - became a simplified joint stock company (société par actions simplifiée - SAS) in 2018, headed by Frédéric Sanchez as Chairman. Under his leadership, Fives has accelerated its development by strengthening its international presence and portfolio of activities through major acquisitions and the opening of regional offices in Asia, Latin America and the Middle East. In addition, Frédéric Sanchez is Chairman of MEDEF International, and Chairman of the France-United Arab Emirates and France-Japan business councils of MEDEF International. He is also a member of the Supervisory Boards of STMicroelectronics NV and Théa Holding SAS, and a Director of Bureau Veritas SA and Compagnie des Gaz de Pétrole Primagaz SAS. Finally, he is Honorary Co-Chairman of the Alliance Industrie du Futur (Industry of the Future Alliance) and Chairman of the Solutions industrie du futur (Solutions for the Industry of the Future - SIF) sector of the Conseil national de l’industrie (National Industry Council - CNI). Frédéric Sánchez is a graduate of the École des Hautes Études Commerciales (HEC) and Institut d’Études Politiques in Paris (1985), and holds a post-graduate diploma in Economics from the University of Paris-Dauphine (1983). He is a French national.

Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Thierry Sommelet (2)	Member of the Strategy and Technology Committee	May 28, 2013	At the close of the 2025 Shareholders’ Meeting
Anne Lange (3)	Member of the GCSERC	May 27, 2015	At the close of the 2027 Shareholders’ Meeting
Céline Fornaro (4)	Member of the Audit Committee	March 24, 2023	March 24, 2027

(1)   A public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq.

(3)   Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors. Term of office renewed by the Shareholders’ Meeting of May 23, 2023.

(4)   By ministerial order dated March 24, 2023, Céline Fornaro was appointed member of the Board of Directors of Orange as representative of the French State, in replacement of Stéphanie Besnier.

Thierry Sommelet, born in 1969, is a Director, member of the Management Committee and Head of Technology, Media and Telecoms of the growth capital department of Bpifrance. Thierry Sommelet has nearly 20 years’ experience in private and public investment in the technology, media and telecommunication sectors. He began his career in 1992 in the capital markets at Crédit Commercial de France in Paris, then in New York. After leading the team of financial engineers at Renaissance Software (SunGard group) in Los Altos in the United States and serving as Deputy Chief Executive Officer of InfosCE in 2001, he joined the Digital Investments and Equity Department at Caisse des Dépôts et Consignations in 2002, and subsequently took charge of that unit in 2007. After joining the Fonds Stratégique d’Investissement in 2009, Thierry Sommelet joined the teams of Bpifrance Investissement when it was created in 2013. He represents Bpifrance on the Boards of Directors or Supervisory Boards of Worldline Group SA and Vantiva SA, both listed on Euronext Paris, as well as on the Supervisory Board of Idemia SAS. Thierry Sommelet is a graduate of the École Nationale des Ponts et Chaussées in Paris and holds an MBA from INSEAD. He is a French national.

Anne Lange, born in 1968, co-founded Mentis and is a new technology entrepreneur. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for State control of public broadcasting. In 1998, she joined Thomson as Head of Strategic Planning, before becoming Head of the Europe e-business Department in 2000. In April 2003, Anne Lange was appointed General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President of Europe Public Sector, Senior Executive Director of Global Public Sector & Media Operations (based in the US) and Senior Executive Director of Innovation for the Internet Business Solutions group at Cisco. She decided to quit Cisco to create her own start-up, the software company, Mentis, of which she was Chief Executive Officer until 2018, innovating in the field of the Internet of Things, the Cloud and Big Data. Since then, Anne Lange has divided her professional activities between directorships with major groups (Pernod-Ricard, Inditex, Peugeot-Invest), technology investment activities and consultancy services to senior managers in the field of business transformation. Anne Lange is an alumna of the École Nationale d’Administration (ENA) and a graduate of the Institut d’Études Politiques de Paris. She is a French national.

Céline Fornaro, born in 1976, has been Deputy Chief Executive Officer of the French State Investment Agency (Agence des participations de l’État) since October 1, 2023. She began her career in 2000 as Marketing and Product Manager in aircraft sales at Embraer. In 2004, she began working for Merrill Lynch, before being promoted to Managing Director and head of the research team in Aerospace, Defense and Satellites in 2009. In 2016, Céline Fornaro joined UBS as Managing Director of equity research for the industrial sector, covering aerospace, equipment and new energy sources. In June 2022, she joined the Agence des participations de l’État as head of Finance. This professional experience enabled her to acquire thorough knowledge of investment banking and the finance, equipment, aerospace, and transport sectors, with a global, medium- and long-term vision of these sectors. Graduated from France’s National School of Civil Aviation (ENAC) in 1997, Céline Fornaro is also graduated from Cranfield University College of Aeronautics (United Kingdom). She is a French national.

Directors elected by employees

		Election date	Term ending
Sébastien Crozier	Member of the Audit Committee	December 03, 2017	December 02, 2025
Vincent Gimeno	Member of the Strategy and Technology Committee	December 03, 2021	December 02, 2025
Magali Vallée	Member of the GCSERC	December 03, 2021	December 02, 2025

Sébastien Crozier, born in 1968, is Senior Vice-President and Director of Public Sponsorship within the Orange group. He began his career in 1990 in telematic activities for the Alten group. He took over its General Management and became its major shareholder. He joined France Telecom Multimédia in 1994 to prepare the launch of online services and as such participated in the launch of Wanadoo. From 1998, he founded several start-ups in the area of online advertising and Internet service provision as a telecommunication operator, with more than 1.3 million customers under the Fnac, M6 and Société Générale brands. Following their acquisition in 2001 by France Telecom (which became Orange), he returned to the Group, becoming Head of Strategy and Innovation Management of part the Enterprise Division in 2003. He managed several subsidiaries in France and abroad on behalf of the Orange group, in Africa and Latin America, as Director of International Development. He is also Chairman of CFE-CGC Orange. He is also Honorary Chairman of ADEAS (Association pour la défense de l’épargne et de l’actionnariat salariés - Association for the defense of employee saving and shareholding). During the 2001-2002 presidential campaign, he acted as Jean-Pierre Chevènement’s permanent advisor on logistics and new technologies. He is Vice President of the recognized public utility foundation Le Refuge. Sébastien Crozier studied engineering at the École Supérieure d’Ingénieurs en Électrotechnique et Électronique (ESIEE) and the Karlsruher Institut f✔r Technologie (KIT) in the field of artificial intelligence. He is a French national.

Vincent Gimeno, born in 1966, is a specialist in innovation and management of technical projects with a strong strategic aspect. He graduated with a specialized master’s degree in underwater engineering, with a specialization in robotics and telecommunications, and started his career in the R&D department of France Telecom, at CNET (Centre National d’Etudes des Télécommunications - the national center for telecommunication research), where he managed the millennium transition. He then took over IT and technical responsibility for the Orange R&D sites in Caen, Rennes and Grenoble. In 2006, he reinforced his experience in Open Innovation and launched several collaborative projects in the areas of Machine-to-Machine communication and Internet of Things at the Orange Labs, where he headed a Research and Development Unit. His human approach and his commitment led him to continue his career as Director of the User Satisfaction and Ergonomics Project in the Information System Technical Department. In 2015, he was appointed Deputy Central Trade Union Delegate, in charge of Employment and Skills Planning (ESP), digital transformation and international matters. In this capacity, he was Deputy Secretary of the Worldwide Works Council (from 2015 to 2019) and a full member of the European Works Council until his election to the Board of Directors of Orange on December 3, 2021. He obtained his Board of Directors certification from IFA/SciencesPo in 2023. He is a French national.

Magali Vallée, born in 1972, has more than 20 years of extensive experience in Telecoms. She has worked for Orange for several years as an in-store Sales Consultant. She currently still works at the Orange store in Trignac in the Loire-Atlantique region. She began her career on a fixed-term contract in 1997 with France Telecom, first as a B2C telephone advisor (1014) and then as a B2B telephone advisor (1016). She was hired on a permanent contract in 1999 within the distribution channels. Her human approach and desire to help and support others led to her becoming involved in a union in 2007. Her roles as an employee representative, union representative, elected member of the Health, Safety and Working Conditions Committee of the Agence Distribution Ouest and elected member of the Works Council of the Orange Ouest Division for several terms of office confirmed her decision. She served as deputy treasurer on the Works Council from 2014 to 2017 as well as Chairwoman of the professional equality commission. Before joining the Board of Directors of Orange SA, she was elected to the Social and Economic Committee of the Orange Grand Ouest Division and was appointed coordinating Union Delegate Coordinator for the CGT (Confédération générale du travail - General Labor Confederation). She is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Start date	Term ending
Thierry Chatelier (1)	Member of the Strategy and Technology Committee	July 13, 2022	At the close of the 2024 Shareholders’ Meeting

(1)   Assumed office on July 13, 2022 to replace incumbent director representing employee shareholders Laurence Dalboussière, following her resignation.

Thierry Chatelier, born in 1975, is a member of the Supervisory Board of the FCPE Orange Actions mutual fund. He has 20 years of experience in the telecommunications industry. A specialist in hyper frequencies and a graduate of the University of Limoges, he began his career working internationally, first for Global One, then for Equant, where he helped build France Télécom’s seamless network. He joined the Orange Business Services teams where he held several positions in customer relations and sales. In 2015, he was seconded to Orange Horizons where was in charge of institutional relations, and at the same time became involved in trade union activities. He is secretary of the Orange SCE works council. Since 2017 he has been in charge of joint-innovation and business development projects. He is a French national.

Meetings of the Board of Directors are also attended by one member of Orange’s Central Social and Economic Committee (CSEC) and one representative of the Worldwide Works Council.

Changes in the composition of the Board of Directors

Stéphanie Besnier left her position as Deputy Chief Executive Officer of the French State Investment Agency (APE) and, hence, her mandate as Board member of Orange on March 5th, 2023. By ministerial order dated March 24th, 2023, Céline Fornaro was appointed member of the Board of Directors of Orange as representative of the French State, in replacement of Stéphanie Besnier.

Gilles Grapinet and Momar Nguer were appointed Independent Directors by the Shareholders’ Meeting of May 23, 2023, each for a four-year term, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026, to replace Bernard Ramanantsoa and Jean-Michel Severino, respectively.

Anne Lange was reappointed as Director representing the French State and Alexandre Bompard and Anne-Gabrielle Heilbronner were reappointed as Independent Directors by the Shareholders’ Meeting of May 23, 2023, each for a four-year term, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

	Age	Gender	Nationality	Number of shares	Number of positions held in other listed companies	Date first appointed	Term ending	Seniority on the Board	Board committee membership
Non-Independent Director
Christel Heydemann (1)	49		French	1,000	0	07/26/2017	2024 SM	6 years	X
Independent Directors
Jacques Aschenbroich (2)	69		French	3,000	2	05/19/2022	2026 SM	> 1 year	X
Valérie Beaulieu	56		French	1,000	0	05/19/2022	2026 SM	> 1 year	Audit Comm.
Alexandre Bompard	51		French	1,000	1	12/07/2016	2027 SM	7 years	STC
Gilles Grapinet	60		French	2,000	1	05/23/2023	2027 SM	< 1 year	Audit Comm. (Chairman)
Anne-Gabrielle Heilbronner	55		French	1,000	2	05/21/2019	2027 SM	5 years	GCSERC (Chairwoman)
Momar Nguer	67		French and Senegalese	1,000	0	05/23/2023	2027 SM	< 1 year	GCSERC
Frédéric Sanchez	63		French	1,000	2	05/19/2020	2024 SM	4 years	STC (Chairman)
Directors representing the public sector
Bpifrance Participations (represented by Thierry Sommelet (3))	54		French	254,219,602	2	05/28/2013	2025 SM	10 years	STC
Céline Fornaro	47		French	0	3	03/24/2023	03/23/2027	< 1 year	Audit Comm.
Anne Lange	55		French	0	3	05/27/2015	2027 SM	8 years	GCSERC
Director representing employee shareholders
Thierry Chatelier	48		French	4,885	0	07/13/2022	2024 SM	> 1 year	STC
Director representing employees
Sébastien Crozier	56		French	600	0	12/03/2017	12/02/2025	6 years	Audit Comm.
Vincent Gimeno	57		French	2,473	0	12/03/2021	12/02/2025	2 years	STC
Magali Vallée	52		French	283	0	12/03/2021	12/02/2025	2 years	GCSERC

(1)   At its meeting of January 28, 2022, the Board of Directors appointed Christel Heydemann as Chief Executive Officer of Orange, effective from April 4, 2022. On February 16, 2022, on the recommendation of the GCSERC and over and above the criteria set out in Article 10.5 of the Afep-Medef Code, the Board of Directors stated that, in the case in point, she could no longer be considered as an Independent Director.

(2)   At its meeting following the close of the Shareholders’ Meeting of May 19, 2022, the Board of Directors appointed Jacques Aschenbroich as its Chairman.

(3)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq. Thierry Sommelet personally holds 400 Orange shares.

5.1.2      Corporate Officers

Chairman of the Board of Directors

Jacques Aschenbroich was appointed Chairman of the Board of Directors at the board meeting held at the close of the Shareholders’ Meeting of May 19, 2022 and will serve as such for the duration of his directorship, i.e. until the close of the 2026 Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2025.

Jacques Aschenbroich’s biography can be found in Section 5.1.1 Board of Directors.

Chief Executive Officer

The Board of Directors met on January 28, 2022 and appointed Christel Heydemann as Chief Executive Officer as from April 4, 2022. As Christel Heydemann remained a director, albeit no longer an independent one, the Board of Directors, meeting at the close of the Shareholders’ Meeting of May 19, 2022, reappointed her as Chief Executive Officer for the duration of the term of office of the Board’s Chairman, i.e. until the close of the 2026 Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2025.

5.1.3      Executive Committee

Pursuant to the provisions of Article L. 22-10-10 2 of the French Commercial Code, and in order to encourage gender diversity, Orange pays close attention to the representation of women on its Executive Committee (see Section 4.3.1.3.5.1 Gender equality in the workplace).

As at the date of this document, five of the 13 Executive Committee members were women (including Christel Heydemann).

Christel Heydemann	Chief Executive Officer
Jean-François Fallacher	Executive Director of Orange France
Hugues Foulon	Executive Director of Cybersecurity Activities and CEO of Orange Cyberdefense
Nicolas Guérin	Group Secretary General and Secretary of the Board of Directors
Caroline Guillaumin	Executive Director of Communication
Jérôme Hénique	Executive Director, Chief Executive Officer of Orange Africa & Middle East
Mari-Noëlle Jégo-Laveissière	Executive Director of the Europe region (outside of France) for Orange
Vincent Lecerf	Executive Director of Human Resources for the Group
Laurent Martinez	Group Executive Director Finance, Performance and Development
Aliette Mousnier-Lompré	Executive Director of Orange Business
Elizabeth Tchoungui	Executive Director of CSR for Orange
Michaël Trabbia	Executive Director and CEO of Orange Wholesale
Bruno Zerbib	Executive Director of the Orange Innovation entity

Christel Heydemann’s biography can be found in Section 5.1.1 Board of Directors.

Jean-François Fallacher has been Executive Director of Orange France since April 3, 2023. He had been Chief Executive Officer of Orange Espagne and an associate member of the Orange group’s Executive Committee since 2020. Jean-François Fallacher began his career in the 1990s at France Telecom as the Internet was expanding in France, before going on to become Director of Operations for Wanadoo in the Netherlands in 2001. In 2006, he was appointed Chief Executive Officer of Sofrecom, a consulting subsidiary of Orange specializing in the telecom sector, and then as Chief Executive Officer of Orange Romania in 2011. From 2016 to September, 2020, Jean-François Fallacher was Chief Executive Officer of Orange Polska, where he successfully boosted its growth by investing massively in fiber and pursuing a convergence strategy. Jean-François Fallacher is a foreign trade adviser and Chairman of the French-Polish Chamber of Commerce and Industry. He is a graduate of the École Polytechnique and the École Nationale Supérieure des Télécommunications de Paris.

Hugues Foulon has been Executive Director of Cybersecurity Activities and CEO of Orange Cyberdefense since 2018. He began his career in 1994 at Générale des Eaux (Veolia group), where he was appointed Director of a drinking water plant, then Director of Monégasque de Télédistribution and Monégasque des Eaux. In 2000, he made his first foray into the world of telecommunication, joining Vivendi group’s Monaco Telecom as Deputy Chief Executive Officer, in charge of functional departments. In 2005, he joined the Group as Director of B2C Commercial Finance for Mobile. He remained there for two years, before moving to Northern Africa and becoming Maroc Telecom’s Financial Control Director. In 2007, he returned to Orange, where he took on roles as Financial Control Director for the Marketing and Innovation Division, Director to the Group’s Delegate Chief Executive Officer, Head of Finance, then Chief Financial Officer of the Africa & Middle East Division. He was then appointed Head of the office of the Chairman and Chief Executive Officer of Orange and Secretary to the Group’s Executive Committee. He is a graduate of École Polytechnique and the École Nationale Supérieure de Techniques Avancées (ENSTA). He is also an auditor of the 66th "defense policy" session of the Institut des Hautes Études de Défense Nationale (IHEDN).

Nicolas Guérin has been Group Secretary General since March 1, 2018, and is Secretary to the Board of Directors. He is also Chairman of the Digital Infrastructure Sector Strategic Committee, Chairman of the Fédération Française des Télécoms, Honorary Chairman and Director of Cercle Montesquieu, and Chairman of the Evaluation and Orientation Committee of the International Chair in Space and Telecommunication Law at the University of Paris XI. Joining the Group’s Competition and Regulation Legal Affairs Department in 1998 after his time at SFR, Nicolas Guérin arrived just as the sector was undergoing deregulation. He became head of the department in 2003, before becoming General Counsel and Secretary to the Board of Directors in 2009. In this position, he has been a leading contributor to many ground-breaking legal cases for the Group, including the roaming agreement with Free, M&A transactions to expand the Group’s footprint in Africa and Europe, and diversification. He was also involved in establishing the Evaluation and Compensation Committee in the wake of the France Télécom social crisis, and he participated in its work. He has lent essential support to the implementation of regulatory requirements in the B2B market, to the mobile agreement signed between mobile operators and the French State and its consequences, and to Arcep’s fixed market analysis. He is a graduate of the Institut de Droit des Affaires (IDA) and holds a specialized master’s degree in Business Law and Taxation from the University of Paris II Panthéon-Assas.

Caroline Guillaumin has been Executive Director of Communication since January 2, 2023. Caroline Guillaumin began her career in 1989 in the high-tech sector, working for startups in France and the United States. In 1997, she joined Verity, the then leader in Internet search engines, as Marketing and Communication Director for Europe. Between 1999 and 2009 she worked as Director of Communication and Sustainable Development at Alcatel, SFR and then Alcatel-Lucent. In January 2010, she took up the role of Head of Communications at Société Générale and also became Head of Human Resources for the Group in June 2017. Caroline Guillaumin is a graduate of the Institut d’Études Politiques de Bordeaux and has a Master of Arts in International Relations from Boston University.

Jérôme Hénique has been Executive Director and Chief Executive Officer of Orange Africa & Middle East since July 1, 2022. After starting his career as a consultant, he joined the Group in 1995, serving as Group Chief Marketing Officer at Orange, Consumer Market Director in France and Marketing Director in Spain. Between 2010 and 2015, he was Deputy Chief Executive Officer at Sonatel group, where he contributed to the operator’s rapid growth, with priority given to digital and financial inclusion through the development of mobile data and the launch and subsequent development of Orange Money services. In September 2015, he became Chief Executive Officer of Orange Jordan where the diversification strategy implemented for new services helped deliver growth and a strong financial performance. As Deputy Chief Executive Officer and Chief Operating Officer of Orange Africa & Middle East from 2018 to June 2022, he coordinated OMEA’s uptick in sustainable growth and the transformation of operations, notably by structuring pooling efforts between the countries. Jérôme Hénique has over 25 years of experience in the field of information and communication technologies and telecom operator management in a wide range of markets. He graduated from the École Nationale Supérieure des Postes et Télécommunications (ENSPTT) in Paris and the Paris Institute of Political Studies.

Mari-Noëlle Jégo-Laveissière has been Executive Director of Europe region (outside of France) for Orange since September 1, 2020. She joined the Group’s Executive Committee in 2014 as Senior Executive Director in charge of the Technology and Global Innovation Division, and became Deputy Chief Executive Officer in charge of the same division in May 2018. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held several management positions: Director of International & Backbone Network Factory, Head of Group Research & Development, Head of the Home B2C Marketing Department of Orange France and Regional Manager, where she was responsible for technical and commercial services for B2C and B2B customers. Mari-Noëlle Jégo-Laveissière is a graduate of École des Mines de Paris and École Normale Supérieure. She also holds a doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Vincent Lecerf has been Executive Director of Human Resources for the Group since October 17, 2022. In January 2017, before joining the Group, Vincent Lecerf was appointed Group Chief Human Resources Officer for Imerys, a major French group specializing in industrial minerals. Previously, he was Human Resources Director and a member of the management board for nine years at Tarkett. He has also held various HR management positions for the Valeo, Poclain Hydraulics, Rhodia and Norbert Dentressangle groups. He is a graduate of EDHEC Business School and holds an M. Phil in organizational sociology from Paris IX Dauphine.

Laurent Martinez has been Group Executive Director Finance, Performance and Development since September 1, 2023. He began his career in 1996 at Astrium, Airbus’s defense and space subsidiary, where he held several senior positions in the controlling department. In 2004, he was promoted to Finance Director before being appointed Director of Controlling, Performance and Accounting for the Airbus Group in 2009. He took over as Managing Director of the Airbus Services Business Unit in 2015. In July 2018, Laurent Martinez was appointed Chief Financial Officer of Alstom and member of its Executive Committee. During this period, he played a key role in Alstom’s transformation, including the February 2021 acquisition of Bombardier Transportation, which helped create the world leader in rail transport. Laurent Martinez trained as an engineer in Electronics & Telecommunications and holds a Master’s degree in finance and accounting.

Aliette Mousnier-Lompré has been Executive Director of Orange Business since May 24, 2022. Since joining Orange in 2006, she has held various management positions in the Group’s B2B, Wholesale and Innovation divisions: Head of Mobile Data and Head of Pricing in International Carriers, Business Development Director for the Enterprise Global Voice and Conferencing business, Chief of Staff to the Executive Vice President for Innovation & Research, and Vice President Global Enterprise Networks. From July 2019 she was Executive Vice President of Customer Service and Operations at Orange Business Services, responsible for leading a multicultural team of 8,600 people designing, building, and operating a wide variety of business solutions through a 24/7 model covering all geographic regions. She was appointed interim Chief Executive Officer of Orange Business Services in January 2022 before being confirmed in her current position in May 2022. As a former semi-professional soccer player with the Paris Saint Germain soccer club, Aliette Mousnier-Lompré has turned her experience in team sports into a major strength when it comes to leading her teams today. She holds a Master’s degree in international business from the Paris Institute of Political Studies and also studied at the University of California, Berkeley.

Elizabeth Tchoungui is Executive Director of CSR for Orange. She oversees the Group’s social and environmental responsibility policy in line with the objectives of the Lead the future strategic plan. Born in the United States to French and Cameroonian parents, she grew up in Cameroon, Belgium and Italy. She had a long career as a journalist and writer before joining the Orange group. She was a presenter for France 2 (France Télévisions group) and RMC STORY (Altice group). Elizabeth Tchoungui was the first journalist of African origin to present the TV5 Monde news and the first woman to present the iconic weekly cultural magazine of France 2, France’s top public channel. Elizabeth Tchoungui also headed the culture department at France 24. Elizabeth Tchoungui is the author of several books, including: "Le jour où tu es né une deuxième fois" (Flammarion), which tells the story of her son with Asperger’s Syndrome; "Je vous souhaite la pluie" (Plon), which has been translated into Italian and is taught in high schools and universities in Cameroon; "Bamako Climax" (Plon), a novel set against the backdrop of terrorism in the Sahel belt; and "Billets d’Humeur au féminin" (Léo Scheer), a collection of editorials published on the aufeminin.com website. Elizabeth Tchoungui chairs the Cité des Télécoms Corporate Foundation, a showcase for positive-impact innovation. She has been Chairwoman of Capital Filles since 2021. This association was established by Orange in 2012 to support girls from working-class neighborhoods and rural areas in their career choices and their encounters with the business world. She is also an associate member of the Energies pour le Monde Foundation and a Director of the Théâtre du Châtelet. Elizabeth Tchoungui is a graduate of the École Supérieure de Journalisme in Lille, a Knight of the French Order of Arts and Letters and a Knight of the French Order of Merit.

Michaël Trabbia has been Executive Director and CEO of Orange Wholesale since April 3, 2023. He began his career at Arcep in 2001, taking charge notably of the allocation and control of mobile licenses. In 2004, he was appointed technical advisor to the office of the Minister for European Affairs, before joining the office of the Minister for Regional Planning in 2005 as technical advisor for ICT and Europe. In 2007, he joined TDF (a network and infrastructure operator in France), where he served as Director of Strategy and Development. In July 2009, he was appointed Deputy Chief of Staff to the Minister for Industry and Head of the Industrial Sectors Division. He joined the Orange group in January 2011. He first held the position of Group Director of Public Affairs, before being appointed Director reporting to the Chairman and Chief Executive Officer of Orange, Secretary to the Group’s Executive Committee, in July 2014. In September 2016, he was appointed Chief Executive Officer of Orange Belgium and helped the company to achieve a growth dynamic thanks to customer-centric Bold Challenger positioning. On September 1, 2020, he joined the Group’s Executive Committee, serving until April 2, 2023 as Executive Vice President Technology and Innovation for the Group and overseeing the Orange Innovation division. He is a graduate of the École Polytechnique and Télécom ParisTech, and holds a post-graduate diploma in Industrial Economics.

Bruno Zerbib has been Executive Director of the Orange Innovation entity since June 1, 2023. He began his career in 1998 in Silicon Valley, where he held several positions at Hewlett Packard and then at Cisco. He moved to Yahoo in 2012, where he led the company’s transformation into a Cloud-native platform capable of handling over one billion monthly users. In 2017, Bruno Zerbib joined Altice as Director of Technology and IT. He worked within the Altice Global Engineering Innovation division on key topics such as the augmented TV experience, technology partnerships, and network transformation for all Altice subsidiaries. In 2018, he joined Schneider Electric as Chief Technology and Digital Officer to provide more efficient and sustainable technological solutions to Schneider Electric’s customers. In particular, he developed the use of the Cloud, artificial intelligence, and industrial IoT. Bruno Zerbib is a graduate of TélécomSud Paris and the University of Paris Cité, where he majored in computer science.

5.1.4      Information on Directors, Officers and Senior Management

5.1.4.1     Positions held by Directors and Officers

As of the date of this document and to the best of the Company’s knowledge, all members of the Board of Directors meet the criteria set out in Article 20 of the Afep-Medef Code regarding the number of positions held.

Jacques Aschenbroich

Positions currently held

−    Director and Chairman of the Orange Board of Directors (2)

−    Director of BNP Paribas, Chairman of its Governance, Appointments and CSR Committee, and member of its Accounts Committee (2)

−    Lead Director of TotalEnergies, Chairman of its Governance and Ethics Committee, and member of its Compensation Committee and Strategy Committee (2)

−    Chairman of the Orange Foundation (1)

−    Chairman of the Board of Directors of the École Nationale Supérieure Mines ParisTech

−    Co-Chairman of the Franco-Japanese Business Club

−    Honorary Chairman of Valeo

−    Chairman of the French-American Foundation

Other positions and offices held over the past five years

−    Director, Chairman and Chief Executive Officer of Valeo (2)

−    Director of Veolia Environnement, Chairman of its Research, Innovation and Sustainable Development Committee, and member of its Accounts and Audit Committee

Christel Heydemann

Positions currently held

−    Director and Chief Executive Officer of Orange (2)

−    Director of Association AX

International

−    Permanent representative of the Orange subsidiary (Atlas Countries Support) on the Medi Telecom Board of Directors (1) (Morrocco)

Other positions and offices held over the past five years

−    Member of the Orange Audit Committee

−    Chairwoman and Director of Schneider Electric France SAS

−    Director of Schneider Electric Industries SAS

−    CEO of Europe and France Operations of Schneider Electric and member of its Executive Committee (2)

−    Director of France Industrie

−    Chairwoman of GIMELEC

−    Director of Rexecode

Valérie Beaulieu

Positions currently held

−    Director of Orange and member of its Audit Committee (2)

International

−    Chief Sales and Marketing Officer at the Adecco Group (2) (Switzerland)

−    President of Pontoon (subsidiary of the Adecco Group) (United States)

−    French Foreign Trade Advisor (member of its Swiss Board) (Switzerland)

Other positions and offices held over the past five years

−    Director of ISS A/C and member of its Audit and Risk Committee (2)

Alexandre Bompard

Positions currently held

−    Director of Orange and member of its Strategy and Technology Committee (2)

−    Chairman and Chief Executive Officer of Carrefour (2)

−    Chairman of Fondation Carrefour

−    Member of the Fondation Nationale des Sciences Politiques

−    Member of Le Siècle - a non-profit association as provided for in France’s Loi de 1901

−    Chairman of the French Trade and Retail Federation (Fédération Française du Commerce et de la Distribution)

Other positions and offices held over the past five years

None

Thierry Chatelier Positions currently held − Director of Orange and member of its Strategy and Technology Committee (2) Other positions and offices held over the past five years None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

Sébastien Crozier

Positions currently held

−    Director of Orange and member of its Audit Committee (2)

−    Member of the Rodeeo Supervisory Board

−    Honorary Chairman of ADEAS - a non-profit association as provided for in France’s Loi de 1901

−    Chairman of CFE-CGC Orange union confederation - a trade union as provided for in France’s Loi Waldeck-Rousseau

−    Chairman of Ciné-club de l’Hôtel du Nord et du Canal Sain-Martin - a non-profit association as provided for in France’s Loi de 1901

−    Vice President of Le Refuge (recognized public utility foundation)

−    Member of the Board of Directors of the Institut Aspen France

Other positions and offices held over the past five years

−    Member of the Supervisory Board of the Orange Actions mutual fund

−    Treasurer of L’Engagement - a political party conforming to the terms of France’s Loi de 1901

−    Treasurer of Manifeste pour l’Industrie

Céline Fornaro

Positions currently held

−    Director representing the French State on the Board of Directors and member of the Orange Audit Committee (2)

−     Director representing the French State on the ENGIE (2) Board of Directors

−    Director representing the French State on the Air France - KLM (2) Board of Directors

−    Director representing the French State on the Safran Board of Directors, member of the Safran Audit and Risk Committee and Appointments and Remuneration Committee (2)

International

−    Member of the Chatham House, The Royal Institute of International Affairs (UK)

−    Member of the Royal Aeronautical Society (UK)

−    Member of the Women on Boards (UK)

−    Member of the Aviation Club (UK)

Other positions and offices held over the past five years

−    Director representing the French State on the RATP Board of Directors

−    Director representing the French State on the EDF (2) Board of Directors

Vincent Gimeno Positions currently held − Director of Orange and member of its Strategy and Technology Committee (2) Other positions and offices held over the past five years None

Gilles Grapinet

Positions currently held

−    Director of Orange and Chairman of its Audit Committee (2)

−     Chief Executive Officer of Worldline and member of its Strategy and Investment Committee and Social and Environmental Responsibility Committee (2)

−    Chairman of the Worldline IGSA Board of Directors

−    Chairman of the Supervisory Board of Younited Credit

−    Member of the Board of Directors of Énergie Jeunes (a non-profit association)

−    Member of the AlphaOmega Foundation Board of Directors

International

−    Member of the Supervisory Board of Worldline (China)

−    Chairman of the Shareholders’ Committee of Worldline Payone Holding GmbH (Germany)

−    Vice-Chairman of the European Digital Payment Industry Alliance (EDPIA) (Belgium)

−    Director representing Worldline on the EPI Company Board of Directors (Belgium)

Other positions and offices held over the past five years

−    Chairman of the Board of Directors of Worldline (2)

−    Permanent representative of Atos SE on the Atos Participation 2 SA Board of Directors

−    Chairman of the Supervisory Board of EquensWorldline SE (Netherlands)

−    Director of Saint Louis Ré SA (Luxembourg)

Anne-Gabrielle Heilbronner

Positions currently held

−    Director of Orange and Chairwoman of its GCSERC (2)

−    Member of the Management Board of Publicis Groupe (2)

−    Chairwoman of Publicis Groupe Services

−    Director of Sanef and Chairwoman of its Audit Committee

−    Director of Somupi

−    Chairwoman of WEFCOS (Women’s Forum for the Economy and Society)

−    Representative of Multi Market Services France Holdings on the Board of Directors of Régie Publicitaire des Transports Parisiens Metrobus Publicité

−    Member of the Executive Committee of Multi Market Services France Holdings

−    Director of Chargeurs (2)

−    Director of the Musée d’Art et d’Histoire du Judaïsme

International

−    Director of Sapient Corporation (United States)

−    Director of Publicis Groupe Holdings B.V. (Netherlands)

−    Director of BBH Holdings Limited (UK)

−    Director of Publicis Limited (UK)

−    Director and Chairwoman of Publicis Live SA (Switzerland)

Other positions and offices held over the past five years

−    Director of JG Capital Management

−    Representative of Multi Market Services France Holdings on the Shareholders’ Committee of WEFCOS

−    Director of US International Holding Company, Inc. (United States)

−    Director of Publicis Groupe Investments B.V. (Netherlands)

−    Director of Publicis Holdings B.V. (Netherlands)

(2)   Office in a listed company.

Anne Lange

Positions currently held

−    Director of Orange and member of its GCSERC (2)

−    Director of Pernod Ricard, member of its Audit Committee and Nominations and Governance Committee (2)

−    Director of Peugeot Invest, member of its Investment Committee and Governance, Appointments and Compensation Committee (2)

International

−    Managing partner of Adara (Belgium)

−    Director of Inditex, member of its Audit Committee, Appointments Committee and CSR Committee (2) (Spain)

Other positions and offices held over the past five years

−    Director of Imprimerie Nationale

−    Director of Econocom Group (2)

Momar Nguer

Positions currently held

−    Director of Orange and member of its GCSERC (2)

−    Director of ECP

−    Member of the Meridiam Advisory Board

−    Chairman of Mnguer Advisory SAS

−    Chairman-Founder of the Kenya French Business Club

International

−    Director of Sea Invest (Belgium)

−    Director of Terminal Petrolier Dakar (Senegal)

−    Director of Arise P&L Limited (UK)

−    Member of the A.P. Moller Capital Advisory Board (Denmark)

Other positions and offices held over the past five years

−    Advisor to the Chairman and CEO of TotalEnergies (2)

−    Director and Chairman of the Audit Committee of Lafarge Holcim Maroc (Morocco)

−    Chairman of Medef International’s Africa Committee

−    Director of NMA (Senegal)

Frédéric Sanchez

Positions currently held

−    Director of Orange and Chairman of its Strategy and Technology Committee (2)

−    Chairman of Fives (3)

−    Director of Bureau Veritas (2)

−    Director of Compagnie des Gaz de Pétrole Primagaz SAS

−    Member of the Théa Holding SAS Supervisory Board

−    Chairman of MEDEF International

−    Honorary Co-Chairman of the Alliance Industrie du Futur (Industry of the Future Alliance) for the Solutions Industrie du Futur (Solutions for the Industry of the Future - SIF) sector of the Conseil national de l’industrie (National Industry Council - CNI)

International

−    Member of the STMicroelectronics Supervisory Board (2) (Netherlands)

Other positions and offices held over the past five years

None

Thierry Sommelet

Positions currently held

−    Permanent representative of Bpifrance Participations on the Orange Board of Directors and member of the Orange Strategy and Technology Committee (2)

−    Director of Worldline, member of its Compensation Committee, Appointments Committee and Strategy and Investment Committee (2)

−    Permanent representative of Bpifrance Participations on the Vantiva SA Board of Directors, Chairman of the Vantiva SA Governance and Social Responsibility Committee and member of its Audit Committee (2)

−    Representative of Bpifrance Investissement on the IDEMIA Group SAS Supervisory Board

−    Representative of Bpifrance Investissement on the IDEMIA France SAS Board of Directors

−    Director of the Worldline Foundation

Other positions and offices held over the past five years

−    Permanent representative of Bpifrance Participations on the Technicolor Creative Studios Board of Directors and member of its Remuneration Committee (2)

−    Director of Soitec (2)

−    Director of Talend (2)

−    Chairman of the Supervisory Board of Greenbureau

−    Director of Ingenico (2)

−    Director of Tiger Newco

−    Permanent representative of Bpifrance Investissement on the Mersen Board of Directors (2)

(2)   Office in a listed company.

(3)   Several positions held in unlisted French and foreign subsidiaries of the FIVES group.

Magali Vallée Positions currently held − Director of Orange and member of its GCSERC (2) Other positions and offices held over the past five years None

The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s headquarters (see Section 7.1 Company identification).

Positions and offices held in 2023 by Directors whose terms of office have ended since January 1, 2023

Stéphanie Besnier

(Director representing the French State on the Board of Directors and member of the Orange Audit Committee (2) until March 5, 2023)

Positions currently held

−    Chief Financial Officer of OVHcloud

Other positions and offices held over the past five years

−    Director representing the French State on the ENGIE Board of Directors, member of the ENGIE Audit Committee, Strategy, Investment and Technology Committee, and Appointments, Remuneration and Governance Committee (2)

−    Director representing the French State on the Safran Board of Directors, member of the Safran Audit and Risk Committee and Group Appointments and Remuneration Committee (2)

−    Director representing the French State on the Air France KLM Board of Directors, member of the Air France KLM Audit Committee (2)

−    Director representing Wendel on the Bureau Véritas Board of Directors (2)

−    Director representing Wendel on the Board of Directors of IHS Towers

(2)   Office in a listed company.

Bernard Ramanantsoa

(Director of Orange and Chairman of its Audit Committee (2) until May 23, 2023)

Positions currently held

−    Director of Orange Belgium (1) (2)

−    Member of the Board of Directors of Toulouse Business School

−    Member of the ODDO-BHF SCA Supervisory Board, Strategic Committee, Appointments Committee and Remuneration Committee

−    Member of the EDUCIN Topco (OMNES Education) Supervisory Board

−    Chairman of SILVERCHAIR (SASU)

International

−    Director of Franco-Lao and member of its Audit Committee (Laos)

−    Director of Bred Bank Cambodia and member of its Audit Committee and Risk Committee (Cambodia)

−    Director of Manorina Ltd (Mauritius)

−    Director of Sommet-Éducation (Switzerland)

−    Member of the Advisory Board of ShARE Professional Training and Consulting (Netherlands)

−    Member of the ISCAM Advisory Board (Madagascar)

−    Chairman of the IUM Board of Directors (Monaco)

−    Director of Institut Catholique de Paris

−    Member of the Y SCHOOLS (formerly ESC Troyes group) Strategic Committee

−    Member of the ESA Business School Scientific Council (Lebanon)

−    Member of the University of St. Gallen Advisory Board (Switzerland)

−    Member of the Getulio Vargas Foundation Advisory Board (Brazil)

−    Member of the Zhejiang University School of Management Advisory Board (China)

−    Director of Aspen France

−    Director of Le Choix de l’École (Teach for France)

−    Member of the EuropaNova Steering Committee

Other positions and offices held over the past five years

−    Director of Établissement Public du Château, du Musée et du Domaine National de Versailles

−    Member of the EM Normandie Strategic Orientation Council

−    Member of the Toulouse Business School Strategic Orientation Committee

−    Director of ANVIE

−    Director of Institut Français des Administrateurs

−    Member of the Albarelle Supervisory Board

−    Member of the ESADE Advisory Board (Barcelona)

Jean-Michel Severino

(Director of Orange and member of its Audit Committee (2) until May 23, 2023)

Positions currently held

−    Member of the Michelin Supervisory Board and Corporate Social Responsibility Committee (2)

−    Chairman of the I&P SAS (Investisseurs et Partenaires) Supervisory Board

−    Manager of Emergence Développement

−    Director of Phitrust Impact Investors

−    Director of Fondation Tunisie Développement

−    Director of FERDI (public interest foundation)

International

−    Director of I&P Développement

−    Director of I&P Gestion

−    Chairman of the Board of Directors of I&P Afrique Entrepreneurs

Other positions and offices held over the past five years

−    Lead Director and Chairman of the Danone Audit Committee and member of the Danone Governance Committee (2)

−    Chairman of the Board of Directors of EBI SA (Ecobank International)

−    Director of Fondation Carrefour

−    Director of Fondation Alstom

−    Director of Fondation Avril

−    Director of Fondation Grameen Crédit Agricole

−    Director of Adenia Partners

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

5.1.4.2     Information on Company shares held by Directors and Officers

Number of shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each Director appointed by the Shareholders’ Meeting must hold a minimum of 1,000 Company shares, with the exception of Directors elected by employees, the Director representing employee shareholders and the Directors representing the public sector, who are exempt in accordance with the law.

In addition, the Board of Directors has decided that each of the Corporate Officers must also hold at least 1,000 registered shares.

The following information is provided as at the date of this document and to the Company’s knowledge:

		Number of shares
Chairman of the Board of Directors, Independent Director	Jacques Aschenbroich	3,000
Chief Executive Officer, Non-Independent Director	Christel Heydemann	1,000
Independent Directors	Valérie Beaulieu	1,000
	Alexandre Bompard	1,000
	Gilles Grapinet	2,000
	Anne-Gabrielle Heilbronner	1,000
	Momar Nguer	1,000
	Frédéric Sanchez	1,000
Directors representing the public sector	Bpifrance Participations (Thierry Sommelet, permanent representative of Bpifrance Participations, personally holds 400 Orange shares)	254,219,602
	Céline Fornaro	0
	Anne Lange	0
Directors elected by employees	Sébastien Crozier	600
	Vincent Gimeno	2,473
	Magali Vallée	283
Director representing employee shareholders	Thierry Chatelier	4,885

Transactions by Directors and Officers on Company securities

The following table details the transactions, reported to the AMF (Autorité des marchés financiers - French Financial Markets Authority), performed on Orange securities during the 2024 fiscal year and between January 1, 2023 and the date of this document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name	Financial instrument	Type of transaction	Transaction date	Number of securities	Average unit price (in euros)
Sébastien Crozier	Equities	Disposal	01/03/2023	1,648	9.4190
Sébastien Crozier	Equities	Purchase	04/20/2023	87	11.40
Sébastien Crozier	Equities	Disposal	04/28/2023	591	11.75
Sébastien Crozier	FCPE units	Purchase	06/07/2023	23.8014	10.7124
Sébastien Crozier	FCPE Orange Actions units	Purchase	11/28/2023	3,224.7358	10.37
Sébastien Crozier	FCPE Orange Actions units	Purchase	12/27/2023	214.2978	10.41
Sébastien Crozier	FCPE Orange Actions units	Purchase	12/29/2023	395.3459	10.32
Sébastien Crozier	FCPE Orange Actions units	Disposal	01/15/2024	3,834.3795	10.76
Jacques Aschenbroich	Action	Purchase	15/03/2024	2,000	10.4620

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through company mutual funds that are invested in shares of the Company are subject to the lock-up rules under the legal provisions applicable to investments in this type of employee savings plan.

Moreover, within the framework of the EU "market abuse" regulation, Article 16 of the Board of Directors’ Internal Guidelines prevents Directors from engaging in any transactions on the securities of the listed companies of the Group during the periods preceding the publication of results, and more generally, if they have knowledge of inside information, and from directly or indirectly engaging in short sales of such securities.

Lastly, Executive Corporate Officers must hold at least 50% of the shares they receive under a free share award plan (LTIP) in registered form until the end of their term of office.

To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction on their freedom to dispose of their holdings in the Company’s capital without delay.

5.1.4.3     Other information

Court rulings and bankruptcy

To the Company’s knowledge, and as at the date of this Universal Registration Document, no Corporate Officer had, within the past five years:

−    been convicted of fraud;

−    been involved in bankruptcy, receivership or liquidation proceedings; or

−    been barred by a court from serving as a member of an administrative, managerial or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Board of Directors’ Internal Guidelines, which may be consulted on the Group’s website at www.orange.com under the heading Group/Governance (see Section 5.2.1.4 Internal Guidelines), each Director must notify the Chairman of the Board and the Lead Director, if one has been appointed, of any situation concerning them liable to give rise to a conflict of interest with a Group company (see Section 5.2.1.7 Lead Director).

In addition, Article 16.3 of these Internal Guidelines stipulates that for any situation concerning a Director that may create a conflict of interest, the Director concerned shall abstain from the vote on the corresponding resolution.

Moreover, a declaration relating to the existence or non-existence of a situation of conflict or divergence of interests (even potential) is requested annually from the Company’s Directors and Officers as part of the preparation of the Universal Registration Document, as well as when they take office and if they are reappointed. At its meeting of February 7, 2024, the GCSERC took note of the annual declarations of the Directors and Officers (see Section 5.2.1.2 Independent Directors).

To the best of the Company’s knowledge and as at the date of this Universal Registration Document, there is no potential conflict of interest between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the best of the Company’s knowledge, with the exception of the shareholders’ agreement referred to in Section 6.2.1.2 of the Company’s 2023 Universal Registration Document, there are no arrangements or agreements with any major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer has been appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4     Shares and stock options held by members of the Executive Committee

As at the date of this document, to the best of the Company’s knowledge, the members of Orange’s Executive Committee, including Christel Heydemann, Chief Executive Officer, owned a total of 78,599 Orange shares, i.e. 0.003% of the capital.

As at the date of this document, the members of the Executive Committee do not hold any stock options, the Company has no such plans in place.

5.2     Operation of the management and supervisory bodies

5.2.1      Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of those policies by General Management, in accordance with its corporate interest and taking into account the social, environmental, cultural and sporting aspects of its operations. It also takes into consideration the Company’s purpose.

5.2.1.1     Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of no fewer than 12 and no more than 22 members, including three Directors elected by employees and one Director appointed by the Shareholders’ Meeting and representing employee shareholders. The term of office for Directors is four years.

Pursuant to Government Order No. 2014-948 of August 20, 2014 on the governance and capital transactions of publicly held companies, as long as the French State holds more than 10% of the Company’s share capital, it is entitled to appoint a representative to the Board of Directors, and a number of positions in proportion to its stake are reserved for members that it may propose. The public sector has three representatives on the Board of Directors: one representative appointed by Ministerial Order and two Directors appointed by the Shareholders’ Meeting.

5.2.1.2     Independent Directors

The annual assessment of Directors’ independence was carried out by the Board of Directors’ Meeting of February 14, 2024, on the basis of a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). In assessing Directors’ independence, the Board took into account all of the criteria of the Afep-Medef Code of Corporate Governance, which state that a Director, to be considered independent:

−    must not be or have been within the last five years:

-     an employee or executive Corporate Officer of the Company,

-     an employee, executive Corporate Officer or Director of a consolidated subsidiary of the Company,

-     an employee, executive Corporate Officer or Director of the parent company or a consolidated subsidiary of the parent company;

−    must not be an executive Corporate Officer of a company in which the Company directly or indirectly holds a position on the Board of Directors or in which an employee appointed as such, or a person who is an executive Corporate Officer of the Company (or who has been in the previous five years), holds the position of Director;

−    must not be a customer, supplier, commercial banker, investment banker or advisor:

-     that is material to the Company or its Group, or

-     for which the Company or its Group represents a significant share of business.

The assessment of the potential materiality of the relationship with Orange or its Group must be discussed by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Corporate Governance Report:

−    must not have close family ties with a Director or Officer;

−    must not have been a Statutory Auditor of the Company within the last five years;

−    must not have been a Director of the Company for more than 12 years. Under this criterion, loss of the status of Independent Director occurs on the date at which this period of 12 years is reached.

The Afep-Medef Code recommends presenting a summary table of each Director’s position with regard to independence criteria. The analysis of the GCSERC was thus carried out with regard to these criteria; the summary table appears at the end of this section.

The three Directors representing the public sector and the four Directors elected by employees or representing employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Christel Heydemann, Director and Chief Executive Officer, is furthermore considered to be non-independent due to her executive role within Orange.

With regard to the Directors considered to be independent, including the Non-Executive Chairman, the GCSERC reviewed, firstly, their annual declarations made when preparing this document, including a section on potential conflicts of interest, and, secondly, any business relationships between the Orange group and these Directors or the companies that employ them, or in which they may hold office.

The GCSERC also examined the nature of the volumes of business dealings and partnerships with listed companies in which Company Directors hold office. Given the importance attached to the independence of the Chairman of the Board of Directors when this office is separate from that of the Chief Executive Officer, the GCSERC once again reviewed the business relationship between the Company and BNP Paribas which, in 2023, involved financial flows that are not likely to call into question the Committee’s past review of the independence of the Chairman of the Board of Directors. The Chairman did not participate in the discussions or the vote on the Orange Bank matter. The review also indicated that some of these companies are customers of Orange Business (formerly Orange Business Services) for "business" telecommunication services or Group suppliers in the normal course of business and for non-material amounts across the Orange group. The Board also reviewed any declared consultancy services that the Company Directors had carried out.

The Board of Directors considered, given the nature and volume of the business relationships in question and the declaration of independence made by each of the aforementioned Directors, that these existing relationships are not material either for the Orange group or for any of the Directors or groups or entities to which the Directors concerned belong. The Board of Directors concluded that these relationships are therefore not likely to compromise their independence.

Following the discussions, Valérie Beaulieu, Anne-Gabrielle Heilbronner, Jacques Aschenbroich, Alexandre Bompard, Gilles Grapinet, Momar Nguer and Frédéric Sanchez - seven of the Board’s 15 members - were deemed to be independent under the criteria of the Afep-Medef Code.

With the exception of Directors elected by employees or representing employee shareholders who are not taken into account by the Afep-Medef Code for the purpose of calculating the proportion of Independent Directors, as of the date of this document, the Board had seven Independent Directors out of 11, which is close to two-thirds of the Board - a proportion well above the Afep-Medef Code recommendation.

The table below presents the position of each Independent Director with regard to the independence criteria set in the Afep-Medef Code (Article 10.4).

Directors’ independence	Jacques Aschenbroich	Valérie Beaulieu	Alexandre Bompard	Anne-Gabrielle Heilbronner	Gilles Grapinet	Momar Nguer	Frédéric Sanchez
Criterion 1: Is not and has not been an employee, Director or Officer within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 2: Does not hold cross-directorships	✔	✔	✔	✔	✔	✔	✔
Criterion 3: Does not have significant business relationships	✔	✔	✔	✔	✔	✔	✔
Criterion 4: Does not have close family ties with a Director or Officer	✔	✔	✔	✔	✔	✔	✔
Criterion 5: Has not been a Statutory Auditor of the Company within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 6: Has not have been a Director of the Company for more than 12 years	✔	✔	✔	✔	✔	✔	✔
Criterion 7: Has non-executive Corporate Officer status: does not receive variable compensation in cash or shares or any compensation relating to the Company’s performance	✔	✔	✔	✔	✔	✔	✔
Criterion 8: Has major shareholder status: does not participate in the control of the Company	✔	✔	✔	✔	✔	✔	✔

The detailed list of the positions held by Directors and Officers is provided in Section 5.1.4 Information on Directors, Officers and Senior Management.

5.2.1.3     Applying the principle of diversity and balanced representation between women and men

The Board ensures that its membership complies with statutory provisions, specifically with regard to diversity and the balanced representation of women and men on the Board.

At the date of this document, the Board of Directors had a total of six women out of 15 Directors. In accordance with the criteria resulting from the laws of January 27, 2011 (on the balanced representation of women and men on Boards of Directors and supervisory boards and on professional equality) and of May 22, 2019 (on the growth and transformation of companies, known as the PACTE Act), the proportion of women on the Board was 45% (five women out of 11 members). This percentage does not take into account directors elected by employees or representing employee shareholders.

Furthermore, pursuant to Article L. 22-10-10 of the French Commercial Code and the Afep-Medef Code, Article 13 of the Company’s Internal Guidelines (see Section 5.2.1.4 Internal Guidelines) states that diversity in the composition of the Board and its committees also refers to indicators such as age, nationality, qualifications and professional experience.

This provision is consistent with the expectations of Directors expressed in the assessment of the operation of the Board and its committees conducted the end of 2023 and January 2024 regarding the need to have diverse profiles present on the Board.

Diversity of expertise on the Board

An assessment of the key skills and expertise of the members of the Board has been carried out by an external firm among the Directors and shows that the Board, due to the diversity of the profiles and experience of its members, both in France and internationally, has the necessary qualities to understand the matters presented to it.

Several directors, whether because of their professional experience, initial training or years of involvement in the work of the Board of Directors, already had or have now developed technical expertise relevant to Orange’s business activities (in particular in telecommunications, cybersecurity and the Cloud).

With respect to social and environmental responsibility, in the second half of 2023 the members of the Board were invited to a series of training sessions on the Group’s challenges and their climate and environmental responsibility. A significant proportion of the Board’s Independent Directors have also worked for companies recognized for their CSR performance. Likewise, one employee director brings specific expertise in eco-design to the Board.

Lastly, some directors have spent a large part of their careers abroad and add their international perspective and culture to the Board.

The map below, produced at the beginning of 2024 by an external consultant who had performed the assessment of the functioning of the Board and its committees, shows a balanced distribution between the different types of skills required and brought to the Board by its 15 members.

Worldwide expertise

Europe (incl. France)
12
America
9
Asia
5
Africa and Middle East
7

5.2.1.4     Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines, which lay down the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to their powers; they also set the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to Directors and meetings of the Board.

The Internal Guidelines have been updated several times by the Board of Directors to reflect changes in the Company’s governance. The most recent adjustment was made at the Board meeting of February 14, 2024, on the recommendation of the GCSERC, and concerned implementation of the Government Order No. 2023-1142 of December 6, 2023 transposing the Corporate Sustainability Reporting Directive (the "CSRD") of December 16, 2022. The purpose of this change is to give the Audit Committee responsibility for monitoring the non-financial reporting process (sustainability reporting).

5.2.1.5     Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. The Chairman organizes and guides the work of the Board of Directors and ensures the efficient running of the corporate bodies in line with the principles of good governance. He or she liaises between the Board of Directors and the Company’s shareholders, in coordination with General Management; he or she monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he or she may, in close coordination with General Management, represent the Company in its high-level relations with the public authorities, the Group’s major partners and key customers, both within France and internationally. In this case, he or she is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he or she may seek any information from the Chief Executive Officer needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He or she may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990 regarding the organization of the public postal service and France Télécom, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company. Since the separation of functions in 2022, the Chairman decided to delegate this power to the Chief Executive Officer.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can remain in office until the age of 70. If this age is reached by the Chairperson while in office, the age limit shall be extended in order to allow the Chairperson of the Board of Directors to carry out their required duties until their term of office expires.

5.2.1.6     Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Code, significant responsibilities are given to Independent Directors. Orange also believes that it is important that each committee benefits from the presence of at least one Director representing the public sector and at least one member representing employees or employee shareholders, enabling different opinions to be taken into account in the work of the committees (see Section 5.2.1.8 Board and committee activities during the fiscal year).

Thus, with the exception of the Chairman, who is free to attend all committee meetings, all of the Directors sit on a committee based on the choices discussed and made by the Board.

Composition of the Board Committees as at the date of this document

	Year created	Chairman	Members
Audit Committee	1997	Gilles Grapinet (1) (2)	Valérie Beaulieu (1) Sébastien Crozier Céline Fornaro
Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)	2003	Anne-Gabrielle Heilbronner (1)	Anne Lange Momar Nguer (1) Magali Vallée
Strategy and Technology Committee (STC)	2022 (3)	Frédéric Sanchez (1)	Alexandre Bompard (1) Thierry Chatelier Vincent Gimeno Bpifrance Participations (Thierry Sommelet)

(1)   Independent Director.

(2)   Audit Committee’s financial expert.

(3)   Replacing the Innovation and Technology Committee (CIT).

Audit Committee

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code and with the provisions of the Internal Guidelines of the Board of Directors. In accordance with the Internal Guidelines, the Audit Committee therefore has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding Directors elected by employees or representing employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the Independent Directors.

At its meeting of May 23, 2023, the Board acted on the recommendation of the GCSERC in appointing Gilles Grapinet, an Independent Director newly elected by the Shareholders’ Meeting held the same day, as Chairman of the Audit Committee and financial expert.

The Committee does not include any Corporate Officers and its composition also complies with the provisions of Article L. 821-67 of the French Commercial Code relating to the establishment of a specialized committee to follow up on questions relating to the preparation and control of accounting and financial information.

The French Commercial Code was revised following the transposition of the provisions of the Corporate Sustainability Reporting Directive (the "CSRD") through promulgation of Government Order 2023-1142 of December 6, 2023. The changes, which took effect on January 1, 2024, are mainly as follows:

−    the Audit Committee now has new sustainability responsibilities: it must expand its monitoring of the financial reporting process and the disclosure of information to include sustainability aspects and, where applicable, make recommendations to ensure their integrity;

−    with respect to sustainability reporting, the Audit Committee must monitor the effectiveness of the internal control and risk management systems, and of the internal audit function, where applicable;

−    it must report to the Board on a regular basis on the outcome of the assurance of sustainability reporting and explain how this work contributed to the integrity of financial reporting and sustainability reporting.

Every year the Audit Committee is also given a presentation by General Management on risk mapping in the Company and in particular the effectiveness of the risk management system, the major risks facing the Group, and fraud prevention and detection mechanisms. Furthermore, it issues a recommendation regarding the Statutory Auditors nominated for appointment, organizes their selection process and submits a reasoned recommendation to the Board regarding their choice and their compensation terms and conditions. It monitors the Statutory Auditors’ fulfillment of their engagement and approves, where applicable, the provision of services other than the certification of the financial statements, for such services that are not prohibited by law or Orange’s rules. It also issues a recommendation regarding the independent third party nominated for appointment by the Shareholders’ Meeting to certify the sustainability information. The Committee also studies all investment or divestment projects that meet the criteria set out in Article 2 of the Internal Guidelines of the Board of Directors, and prepares the relevant Board deliberations. The Audit Committee may also request that any audit or internal/external review be carried out on any matter that it considers to fall within its remit.

Finally, the Chairman of the Audit Committee is assigned a particular role, and reports to the Board of Directors on a regular basis on the execution of the Committee’s functions, as well as the outcome of the statutory audit and how this has contributed to the integrity of the financial reporting, and the role the Audit Committee has played in this process. It immediately informs the Board of any difficulties encountered and submits a summary of the Audit Committee’s discussions.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial expertise within the Audit Committee

Members of the Audit Committee are required to have or gain financial or accounting expertise. In accordance with the provisions of Article L. 821-67 of the French Commercial Code and Section 407 of the US Sarbanes-Oxley Act, it must also comprise at least one person with specific expertise in the field of finance, accounting or statutory auditing, who must be independent (the "financial expert").

Gilles Grapinet was appointed financial expert to the Audit Committee during the Board of Directors’ meeting of May 23, 2023, due mainly to his role as Financial Inspector, his past roles as economic and financial advisor to the Prime Minister and Chief of Staff to the Minister of the Economy, Finance and Industry, and his current position as Chief Executive Officer of Worldline.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) has at least three members appointed by the Board. Its Chairman is chosen from among the Independent Directors.

Its composition, which was changed by the Board at its meeting of May 23, 2023, was strengthened with the addition of Momar Nguer, Independent Director, who was elected by the 2023 Shareholders’ Meeting. The Committee’s composition is in line with the recommendations of the Afep-Medef Code, as it has two-thirds Independent Directors (excluding Directors elected by employees or representing employee shareholders, who are not included in this calculation).

The major areas of responsibility of this committee, whose creation is recommended by the Afep-Medef Code, are appointments and compensation, corporate social and environmental responsibility and governance. In particular, it exercises the powers of the specialized committees responsible for the appointment and re-appointment of Directors. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the Chief Executive Officer. The Chief Executive Officer also keeps the Committee informed of any new appointments to the Group Executive Committee; the Committee may offer, upon request of the Chief Executive Officer, its opinion on the terms and conditions for calculating the compensation of these new members, or regarding of performance share plans or LTIP (Long-Term Incentive Plans). The Committee also ensures, with regard to succession plans, that a process is in place for when terms of office expire and in situations requiring particular attention. Lastly, it continuously verifies that the members of the Board meet the criteria set out in Article 20 of the Afep-Medef Code regarding the number of positions held.

The Committee also examines, in line with the Group’s strategy, the main thrust of Human Resources and CSR policies, based on dialogue with the Group’s stakeholders, and the Group’s sustainability policy in articulation with the Audit Committee. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement ethics practices, and is informed about the roll-out of the Group’s compliance programs.

The responsibilities of the Governance and Corporate Social and Environmental Responsibility Committee are detailed in Article 8 of the Internal Guidelines of the Board of Directors.

Strategy and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Strategy and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the significant multi-annual investment programs and the major technology partnerships entered into by the Group, the Group’s strategic policies in terms of innovation and research, and its performance in this respect.

The responsibilities of the Strategy and Technology Committee (STC) are detailed in Article 9 of the Internal Guidelines of the Board of Directors.

Special committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish a special committee to review these matters in consultation with the Company’s General Management. Article 5 was amended at the request of the Board on December 5, 2018 in order to enable any Director to participate in such committees, provided that they have no conflicts of interest.

The Board of Directors appoints the Chairman, who is chosen from among the Committee’s Independent Directors.

A special committee consisting of the three committee chairs and chaired by the Chairman of the STC, Frédéric Sanchez, was established by the Board on March 29, 2023 to monitor and supervise, in the Board’s name, the progress made on the search for partners for Orange Bank. The Chairman of the Board did not participate in this work. Its efforts culminated in the announcement on June 28, 2023 of the conclusions of the strategic review of Orange Bank and the entry into exclusive negotiations with BNP Paribas (see Section 5.2.1.8 Board and committee activities during the fiscal year).

5.2.1.7     Lead Director

The Internal Guidelines of the Board of Directors provide for the appointment by the Board of a Lead Director from among the Independent Directors at the proposal of the GCSERC. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

The powers of the Lead Director, if one has been appointed, are defined in Article 15.1 of the Company’s Bylaws (calling and chairing of Board meetings if the Chairman is unavailable), and in Article 10 of the Internal Guidelines, which also defines the Lead Director’s duties.

Since the separation of the offices of Chairman of the Board of Directors and Chief Executive Officer, the Board has chosen not to make use of this option.

5.2.1.8     Board and committee activities during the fiscal year

Board activities

The Board of Directors met nine times in 2023. Its meetings had a collective attendance rate of 99.4%. Individual attendance rates are presented in the table at the end of this section. Information on allocation and payment methods for Directors’ compensation is presented in Section 5.4.2.1 Amount of compensation paid or allocated for 2023 activity. The typical Board meeting lasts around 3 hours, systematically followed by an executive session, without the presence of executive management representatives.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its work and deliberations. The matters discussed by the committees are reported on by their Chairperson to the Board of Directors.

In addition to overseeing the regular stages in the life of the Company (review of operating performance, quarterly results, half-year and statutory financial statements, budget review, risk factors, setting the compensation of Corporate Officers, etc.), in the first half of 2023 the Board discussed and approved the merger of Orange Caraïbe into Orange and, on completion of the strategic review conducted by the Group in consultation with a special committee, announced its intention to exit the retail banking market in France and Spain and gave its approval to enter into exclusive negotiations with BNP Paribas.

It also continued to examine the proposed merger between Orange Espagne and MásMóvil. In particular, it confirmed the implementation of this proposal based notably on the nature of the remedies presented to the Board, taking into account the updated business plan and sensitivity to market conditions. It confirmed, in accordance with Article L. 225-35 of the French Commercial Code, its authority to guarantee that its Orange Participations UK subsidiary will comply with any commitments it may make under the Investment Agreement (the Framework Agreement) and the Shareholders’ Agreement.

In Spain, it also authorized the acquisition of the TV distribution rights for Spanish soccer for the 2023-2024 season.

In the second half of the year, the Board of Directors noted the signature of the shareholders’ agreements between the Group and Capgemini for the effective creation of Bleu, a 50/50 joint venture to provide SecNumCloud-certified "Trust Cloud" solutions based on Microsoft technology, as well as the signature of the Definitive Agreement between Bleu and Microsoft.

It also noted the work done to finalize the documentation with the Romanian government before the completion of the merger between Orange Romania Communications (in which the Romanian government is a shareholder) and Orange Romania, and the restructuring actions that must be taken beforehand.

It was also kept regularly informed of the Company’s employee-related news (signing of agreements).

After consultation with the Central Social and Economic Committee (CSEC) on the Group’s strategic guidelines, its representative, as is the case every year, submitted a series of questions on these guidelines to the Board of Directors at its meeting on December 7, 2022. The Board approved the answers given at its meeting on March 29, 2023.

The Board proposed the renewal of the conditional performance share plan (long-term incentive plan, or LTIP) for Corporate officers for the period from 2024 to 2026 in line with the trajectory set to achieve the CSR objectives included in the variable remuneration policy. This system will be submitted to the vote of the Shareholders’ Meeting of May 22, 2024 (see Section 5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers). The Board of Directors’ review of points related to the appointment, compensation and assessment of Corporate Officers is conducted in the absence of the interested parties. The Board also reserves the right to review the remuneration of the CEO at any time during her term of office.

At its meeting of October 23, 2023, it also verified the existence and monitoring of the effectiveness of Internal Control and financial and non-financial risk management systems in the form of a presentation by the Chairman of the Audit Committee on the work of this Committee at a special meeting.

The Board of Directors was presented with an update of the Group Vigilance Plan and the obligations regarding the Statement of Non-Financial Performance. It also approved the information on the corporate, social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

In accordance with the provisions of the Afep-Medef Code relating to the policy of gender balance in management bodies, the Board was presented with a progress report on the objectives that the Company has set for itself in terms of increasing the number of women in management bodies, in particular within the management network of the Group’s executives and leaders. It approved the annual resolution on the policy of professional and salary equality between women and men (see Section 4.3.1.3.5 Promoting diversity and inclusion - Gender equality in the workplace).

The Board has made available to shareholders and investors appropriate information, particularly in the preparation of the Shareholders’ Meeting. The Chairman of the Board has reported on his discussions with them, particularly on the Group’s strategy, business model, significant non-financial issues, and the long-term outlook.

Lastly, the Board also had the operations it had conducted (see Section 5.2.1.9 Periodic review of the operation of the Board of Directors and its committees) assessed by an independent third party and presented to the GCSERC on February 7, 2024.

Committee activities

Audit Committee

The Audit Committee met nine times in 2023. Its meetings had a collective attendance rate of 94%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors, in order to review with them their respective action plans and follow-up on these plans.

In the first half of 2023, the Audit Committee reviewed the performance of Orange’s share price relative to its benchmark indices, and was presented with a benchmark for Orange’s operating and financial performance for 2022. It was also presented with the Group’s tax contribution in its regions and the related issues.

In the second half of the year, General Management presented the Group’s insurance policy as well as the tender process for choosing an auditor for the Group’s sustainability report, in accordance with the requirements of the CSRD Directive.

At the beginning of 2024, the Chairman of the Audit Committee decided to hold executive sessions of the Audit Committee, which would meet twice a year, at the same time as the work relating to each half-yearly and annual accounts. These meetings of Committee members will be attended by the Statutory Auditors, but will not be attended by Executive Management.

Financial reporting

In 2023, the Committee analyzed the Statutory Financial Statements and Consolidated Financial Statements for the 2022 fiscal year and the first-half of 2023, together with the first- and third-quarter results for 2023. At its meeting on February 14, 2024, it reviewed the results for the fourth quarter of 2023, as well as the Statutory Financial Statements and Consolidated Financial Statements for the 2023 fiscal year. It verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of Internal Control. In this respect, the Committee reviewed the draft Management Report and heard the Statutory Auditors’ Reports. It also reviewed the 2024 budget. The material risks and off-balance-sheet commitments and their accounting impacts, as well as the results of the asset impairment tests, were also discussed.

The Committee furthermore reviewed all financial communications prior to their publication, including, at its meeting of February 12, 2024, the content relating to the implementation of the Lead the future strategic plan.

Internal control and risk management, ethics

Before approving each set of financial statements, the Committee undertook a review of the significant litigation in which the Group is involved.

Moreover, the Committee examined the results of the annual assessment of the Financial Internal Control system, which were presented to it by Group Internal Control, and concluded that the system was effective (see Section 2.2.2.2 Summary of Internal Control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act).

The Committee also reviewed the major risks that the Company believes could have a material adverse effect on its business, financial position or earnings, particularly in light of its risk mapping. It also ensured that the recommendations formulated after the internal audit assignments by Group Audit, Control and Risk Management were correctly implemented. The findings of the audit assignments as well as the schedule of upcoming audit assignments are presented on a quarterly basis. At its meeting of October 4, 2023, the Audit Committee was given a presentation by General Management on risk mapping in the Company and, in particular, the effectiveness of the risk management system, the major risks facing the Group, and fraud prevention and detection mechanisms. This meeting focused on four specific risks: "Paris 2024 Olympic and Paralympic Games," "Geopolitical situation," "Climate," and "Cyber" (action plan and remediation). This review was then debriefed to the Board of Directors so it could discuss these risks and propose areas for improvement and an action follow-up schedule. The description of material risks is presented in Section 2.1 Risk factors.

Management of debt and cash

The Committee regularly reviewed the Group’s debt refinancing and cash management policy and was given a presentation on the annual update of the Group’s derivative counterparty and cash investment limits.

Development projects and strategic plan

The Committee was informed about the position of some of the Group’s equity interests in Europe, the Middle East and Africa, and reviewed the asset impairment tests conducted at the end of 2023 at the Group’s main subsidiaries and shareholdings, based on the entities’ updated strategic plans, in order to take the 2024 budget as well as geopolitical and macroeconomic changes into account.

Statutory Auditors

The Committee reviewed the fees of the Statutory Auditors for 2023 and the financial terms of their work during the year. At the Audit Committee’s meeting of June 26, 2023, the Statutory Auditors presented their external audit plan.

Following the update to the Code of Ethics published by the International Ethics Standards Board for Accountants (IESBA), it also reviewed the new rules on statutory auditor independence relating, in particular, to the provision of non-audit services.

Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)

The GCSERC met seven times in 2023. Its meetings had a collective attendance rate of 96.4%.

Compensation of Directors and Officers

In early 2023, the Committee discussed and defined the proposed targets and calculation methods for the variable components of the Chief Executive Officer’s compensation for 2023. It reviewed the results of the votes on the say-on-pay resolutions at the 2023 Shareholders’ Meeting and the comments made by investors in that context, following the contested vote at the 2022 Shareholders’ Meeting. The proposed compensation and targets for Corporate Officers for 2024 were reviewed and discussed over the course of several meetings in the second half of 2023, and finally defined in March 2024 (see Section 5.4 Compensation and benefits paid to Directors, Officers and Senior Management).

With regard to multi-year variable remuneration, the Committee also monitored the implementation of performance share plans (Long Term Incentive Plans or LTIP), in particular the results of the LTIP 2021-2023. It reviewed the draft regulations for the LTIP 2023-2025 for the Chief Executive Officer and the executives who are beneficiaries of the award, including the members of the Executive Committee, and the overall terms and conditions of a new LTIP for the 2024-2026 period, the principle of which will be put to a vote at the Shareholders’ Meeting of May 22, 2024. To support the Company’s climate objectives, the GCSERC recommended introducing a "CO2 emissions - scopes 1 and 2" indicator for annual variable compensation and a "proportion of renewable energy in electricity consumption" indicator for the LTIP (see Section 5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers).

The GCSERC was also given a presentation on the clawback mechanism adopted by the Board of Directors on February 15, 2023. It applies to the Chief Executive Officer, members of the Executive Committee, and the Group Chief Accounting Officer, and took effect on October 2, 2023. This mechanism, originating in US regulation, requires companies listed in the United States, including foreign companies, to incorporate into their compensation policies a mechanism for recovering certain compensation from executives if such compensation is based wholly or in part on the achievement of any financial reporting measures or if certain accounting restatements are required due to material noncompliance, errors or misstatements.

Lastly, the Committee prepared the breakdown of compensation for Directors in respect of the 2023 fiscal year and reassessed the Director compensation policy for the 2024 fiscal year in order to account for the large volume of work done by the Board and its committees, and the lessons learned from the benchmarking on this topic (see Section 5.4.2 Board of Directors’ report on Directors’ compensation).

Governance and operation of the Board

The Committee reviewed the Board’s Corporate Governance Report, which is attached to the Management Report.

It also examined, as it does every year, the situation of each of the Independent Directors with regard to the independence criteria set out in the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

At its meeting of February 7, 2024, the Committee took note of annual declarations made by Orange’s Directors and Officers, in which certain information is required: the number of Orange shares held and any related-party transactions, terms of office and positions held in 2023, personal situation, potential conflicts of interest, etc.

The members of the GCSERC noted that in light of the annual declarations made by Directors and Officers, no specific conflicts of interest had been identified. This review, together with other work carried out by the Committee, led to the proposal to the Board of Directors’ Meeting of February 14, 2024 that seven Directors be considered independent within the meaning of the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

In the second half of 2023, the GCSERC asked the Board to repeat the assessment of its operation and that of the three committees. As this exercise had been carried out quite recently, the external consultant who performed the previous assessment was asked to focus on the topics he deemed to be the most important.

At the same time, the GCSERC oversaw the implementation of the recommendations from the previous assessment carried out at the end of 2022. It enlisted General Management to develop and provide training sessions to the Board on climate risks and the adaptation strategy adopted by operators, including Orange; the requirements of the Corporate Sustainability Reporting Directive (CSRD); and operators’ CO2 emissions and their mitigation strategy.

Lastly, at the beginning of 2024, the Committee recommended that the Board revise the Internal Guidelines to account for the entry into force of the Government Order n° 2023-1142 of December 6, 2023 transposing the CSRD Directive on sustainability reporting (see Section 5.2.1.4 Internal Guidelines).

Nomination

Throughout the fiscal year, the Committee has continued its ongoing monitoring work ("director watch") in order to be able to have a list of director profiles that may correspond to the Board’s needs and thus enable it to prepare for any necessary replacement. The Committee has remained particularly attentive to any profile with expertise in the fields of innovation and technology, particularly internationally, and who is or has been in General Management. It systematically ensures that the proportion of independent directors recommended in the Afep-Medef Code be respected when directors are appointed to committees.

The Committee also periodically reviewed the membership of the Board’s committees and, in February 2023, recommended reappointing Anne-Gabrielle Heilbronner and Alexandre Bompard as Independent Directors and Anne Lange as director elected by Orange’s Shareholders’ Meeting based on the recommendation of the government.

In March 2023, the GCSERC also recommended appointing Céline Fornaro, a director appointed by Ministerial Order, to replace Stéphanie Besnier on the Audit Committee in view of her background and skills.

In addition, the GCSERC noted both the resignation of Bernard Ramanantsoa, Independent Director and Chairman of the Audit Committee, and the expiration of the term of office of Jean-Michel Severino, Independent Director and member of the Audit Committee, at the close of the Shareholders’ Meeting of May 23, 2023, and recommended that the Board appoint Gilles Grapinet and Momar Nguer as Independent Directors. After their terms of office were approved by shareholders at that Shareholders’ Meeting, the GCSERC asked the Board, upon review of their background and experience, to appoint these two new directors as member and Chairman of the Audit Committee and member of the GCSERC, respectively. This proposal by the GCSERC, which was approved by the Board at its meeting of May 23, 2023, allowed the GCSERC to welcome a new independent member and implement an expected recommendation.

At the close of the Shareholders’ Meeting of May 23, 2023, the GCSERC noted that Alexandre Bompard was reappointed with 73.04% of the vote. This figure appeared to reflect his attendance rate in 2022, which was 62% and below that of the other directors. In 2023, Alexandre Bompard’s attendance rate at Board meetings was 100% (see table below).

In the second half of 2023 and in advance of the Shareholders’ Meeting of May 22, 2024, the GCSERC recommended that both Christel Heydemann, Chief Executive Officer of Orange since April 4, 2022, and Frédéric Sanchez, whose first term as Independent Director expires at that Shareholders’ Meeting, be reappointed as directors. It also initiated and monitored the process for appointing the next Director representing employee shareholders, as the term of this office, currently held by Thierry Chatelier, also expires at that Shareholders’ Meeting.

Lastly, the Chairwoman of the GCSERC, in conjunction with the relevant stakeholders, verified that a succession plan is in place for Corporate Officers and General Management.

CSR

The Committee reviewed the Group’s strategy and important issues related to its corporate social and environmental policies. It examined the major achievements in this area in 2023, the components of the Statement of Non-Financial Performance ("SNFP"), the roll-out of the Group’s Vigilance Plan in 2023, and the materiality matrix. The Committee reported to the Board of Directors on its work on this subject.

With regard to CSR and climate change issues, the GCSERC wanted to strengthen the skills of the members of the Board of Directors in this area and, to that end, suggested that they undergo training on the topic in 2023, as detailed in the "Governance and operation of the Board" section above. The Chairwoman of the GCSERC also suggested that a training plan should be developed and that the societal aspect of the CSR discussions should be more in-depth, and she proposed a list of topics in this respect.

In the first half of the year, the GCSERC was given a presentation focused on Orange’s "Scope 3" strategy and the Committee dedicated one of its meetings to climate strategy, sustainability-linked bonds and digital inclusion. The annual allocation and impact report for the funds raised under Orange’s sustainable finance program was presented to the Committee.

Lastly, the tender process for choosing an auditor for the Group’s sustainability report, in accordance with the requirements of the CSRD Directive, was also presented.

Ethics and compliance

The GCSERC monitored the progress of the roll-out of the Group’s corruption prevention program, in particular relating to the implementation of measures resulting from the French Law of December 9, 2016, known as the Sapin II Law, and Government Order No. 2017-1180 of July 19, 2017 on the publication of non-financial information. In particular, the Committee reviewed the roll-out of the code of conduct ("Group Code of Ethics"). The Committee also examined the annual report on ethics and compliance and studied the Group-wide actions resulting in the implementation of the ethics and compliance program (see Section 2.2 Activity and risk management framework). It was also given a refresher on stock trading conduct and on the rules applicable to permanent insiders with respect to their transactions in the Group’s financial instruments.

The GCSERC was also presented with the steps taken in response to the findings of the report by the AFA (Agence française anticorruption - French Anti-Corruption Agency) received on June 16, 2023 further to the inspection initiated in October 2021, which concerns the operations of "Orange Business Services."

Lastly, the Committee continued to discuss the development and monitoring of the succession plan for Corporate Officers.

Employment

The Committee monitored changes in the yearly indicators of the employee satisfaction survey. At its meeting of November 20, 2023, the Committee was presented with a detailed annual report on workplace gender equality and equal pay at Orange, specifically covering the proportion of women in the workforce, an analysis of pay gaps, and the awareness-raising and training initiatives undertaken in 2023. It prepared the relevant Board resolution, stressing to General Management the need to ensure that this policy be uniformly applied in all Group entities. The gender balance policy within the governing bodies was reviewed by the GCSERC and was the subject of a recommendation to the Board, which, in accordance with the new provisions of the Afep-Medef Code, determines the gender balance objectives within these bodies. This policy is supplemented by the special attention paid to the proportion of women on the Boards of Directors of the Group’s subsidiaries and on the specialized committees reporting to the Executive Committee.

Strategy and Technology Committee (STC)

The STC met four times in 2023. Its meetings had a collective attendance rate of 95%.

Over the course of 2023, the STC focused on issues relating to the multi-service strategy and to changes in the economic models in the telecom sector. It then devoted one meeting to submarine cables and satellite networks. Lastly, it had extensive discussions about strategies in the B2B segment and, more specifically, within the Orange Business and Orange Cyberdefense divisions.

Lastly, at its meetings in early January 2024, the STC focused on the topic of innovation at Orange, and then of clod strategy.

Special committee

A special committee, as provided for by Article 5 of the Internal Guidelines, consisting of the three committee chairs and chaired by Frédéric Sanchez, Chairman of the STC, was established by the Board on March 29, 2023 to monitor and supervise, in the Board’s name, the progress made on the search for partners for Orange Bank. The work of this special committee, in which the Chairman did not participate, was spread over the months of April, May and June and ended with the announcement on June 28, 2023 of the findings of the strategic review of Orange Bank and the entry into exclusive negotiations with BNP Paribas.

Strategic seminar

All members of the Board of Directors met on January 22 and 23, 2024 for a strategic seminar. This meeting gave the Directors an opportunity to provide an initial update on the implementation of the Lead the future strategic plan announced in February 2023, in particular on topics related to the business activities and the market in France and on the African continent, Orange Business’s business model, cybersecurity, innovation, and the human and financial challenges.

Individual attendance of Board members

In accordance with Article 12.1 of the Afep-Medef Code, the table below presents the attendance of each member of the Board of Directors in 2023.

	Attendance of members of the Board of Directors
	Board of Directors	Audit Committee	GCSERC	STC
Jacques Aschenbroich	100%	N/A	N/A	N/A
Valérie Beaulieu	100%	100%	N/A	N/A
Stéphanie Besnier (1)	100%	100%	N/A	N/A
Alexandre Bompard	100%	N/A	N/A	75%
Thierry Chatelier	100%	N/A	N/A	100%
Sébastien Crozier	100%	100%	N/A	N/A
Céline Fornaro (1)	100%	83%	N/A	N/A
Vincent Gimeno	100%	N/A	N/A	100%
Gilles Grapinet (2)	100%	100%	N/A	N/A
Anne-Gabrielle Heilbronner	100%	N/A	100%	N/A
Christel Heydemann (3)	100%	N/A	N/A	N/A
Anne Lange	100%	N/A	100%	N/A
Momar Nguer (2)	100%	N/A	100%	N/A
Bernard Ramanantsoa (2)	100%	100%	N/A	N/A
Frédéric Sanchez	100%	N/A	N/A	100%
Jean-Michel Severino (2)	100%	75%	N/A	N/A
Bpifrance Participations represented by Thierry Sommelet	100%	N/A	N/A	100%
Magali Vallée	89%	N/A	86%	N/A

(1)   Stéphanie Besnier left her position as Deputy Chief Executive Officer of the French State Investment Agency (APE) and, hence, her mandate as Board member of Orange on March 5th, 2023. By ministerial order dated March 24th, 2023, Céline Fornaro was appointed member of the Board of Directors of Orange as representative of the French State, in replacement of Stéphanie Besnier.

(2)   Gilles Grapinet and Momar Nguer were appointed Independent Directors by the Shareholders’ Meeting of May 23, 2023, each for a four-year term, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026, to replace Bernard Ramanantsoa and Jean-Michel Severino, respectively.

(3)   Christel Heydemann, given her role as Chief Executive Officer and non-Independent Director, is not a member of any committee.

5.2.1.9     Periodic review of the operation of the Board of Directors and its committees

Generally, the operation of the Board of Directors and its committees is alternately assessed internally via self-assessment and externally with the help of an independent consultant.

At the end of 2023, the GCSERC nevertheless asked the Board to hire an external consultant to perform another assessment, after the exercise conducted at the end of 2022, in order to consolidate the results of the previous assessment and account for the addition of three new Directors during the year. As in the past, this exercise was based on the responses to a questionnaire and a one-on-one interview. All the Directors participated in this exercise.

The assessor appointed by the Board was chosen after a review by the GCSERC, due to their recognized skills and knowledge of the issuers listed on the Paris market. No conflicts of interest were identified during this review that were likely to call this assessor’s independence into question.

The Board reviewed the GCSERC’s report on the results of this latest assessment at its meeting of February 14, 2024.

The report by the external assessor shows that that almost all the Directors believe that, since the assessment conducted at the end of 2022, but also since the change in governance implemented in May 2022, the operation of the Board of Directors has continued to improve in a number of areas, in particular:

−    the Directors’ strong commitment to the Company;

−    a supportive environment for work and for dialogue on all topics, strengthened by regular executive sessions;

−    a successful working relationship between the Chairman and the Chief Executive Officer;

−    the quality of the information provided, backed by benchmarks, allowing Directors to make a positive contribution to General Management.

The Directors also expressed their satisfaction with the quality of the presentations made at the annual strategic seminar.

Regarding the specific operation of the committees, the Directors highlighted an improvement in the work, particularly on the risk monitoring side, and in the reporting by the Audit Committee. They also appreciated the quality of the work done by the GCSERC, in particular on the compensation policy, and that of the STC’s work on the Group’s strategy and strategy seminar. The work of this committee enabled the Board to provide substantive input and to prepare the Group’s major decisions.

Their recommendations included requests that the content of the presentations be more concise and that they be made available to Directors further in advance of the meetings, whenever possible. The Directors would also like certain topics to be addressed more regularly, in particular those that touch on major challenges, such as the Group’s changing needs in terms of skills, innovation and IT, and on mature markets. Lastly, a number of Directors expect the compensation they are awarded to be more in line with the work that they do, and would like additional efforts to be made to prepare the Company for crisis situations and to respect the confidentiality of the discussions.

This assessment was used to evaluate the actual contribution made by all members of the Board of Directors, and they each received an individual report.

5.2.1.10   Description of the procedure in place for assessing usual related-party transactions

Pursuant to Article L. 22-10-12 of the French Commercial Code, the Boards of Directors of listed companies are required to implement a procedure to regularly assess whether agreements relating to current operations and entered into on an arm’s length basis meet these conditions.

On December 3, 2019, the Orange SA Board of Directors adopted an internal procedure to assess whether the agreements concluded between (i) Orange SA and (ii) the Directors and Officers of Orange SA or the public sector (including the French government, Bpifrance Participations, central government administrations and companies controlled by the government) or any company in which an Orange SA Director or Officer holds a position, can continue to be described as agreements "relating to current operations and entered into on an arm’s length basis."

As part of the procedure, the Group Legal Department is responsible for (i) centralizing the recording of these freely negotiated agreements with the Legal Departments of the Orange SA divisions, and (ii) carrying out subsequent assessments.

This involves assessing agreements prior to their signature, agreements being classified on a case-by-case basis by the Legal Department in question, with the support of the Operational, Finance and Compliance Departments of the Group, on the basis of cumulative criteria (the operation must be both current and entered into on an arm’s length basis), and a re-examination of these agreements is planned on an annual basis. An annual in-depth check is also carried out on material agreements to ensure that they continue to meet the criteria for current agreements and arm’s length conditions at the level of Orange SA. Material agreements are those subject to significant commitments for Orange SA or decisions made in the Group Investment Committee.

A report on this procedure is presented annually to the Board of Directors for approval. The Board will examine the effectiveness of the procedure for evaluating current agreements entered into on an arm’s length basis within the Group.

For the year ended December 31, 2023, the above-mentioned report established that the agreements identified, subject to the procedure, could continue to be classified as current agreements entered into on an arm’s length basis. The report was presented to the Audit Committee on February 12, 2024 and was approved by the Board of Directors’ Meeting of February 14, 2024 on the recommendation of the Audit Committee. Its review led to the conclusion that the internal procedure was effective and that it was implemented under the same conditions in 2023.

5.2.2      Operation of General Management

5.2.2.1     Management structure

Since April 4, 2022, Orange has operated under a governance structure that separates the offices of Chairman of the Board of Directors and Chief Executive Officer. Accordingly, Christel Heydemann has served as Chief Executive Officer since that date. At the close of the Shareholders’ Meeting of May 19, 2022, the Board of Directors confirmed it was maintaining the way in which General Management was organized, as decided on January 28, 2022, and resolved to entrust the office of Chairman of the Board of Directors to Jacques Aschenbroich and to reappoint the Chief Executive Officer for a term equal to that of the Chairman of the Board of Directors. Alongside her appointment as Chief Executive Officer, Christel Heydemann retained her position as Director.

5.2.2.2     Restrictions on the powers of the Chairman and Chief Executive Officer or of the Chief Executive Officer

In accordance with the law and the Company’s Bylaws, the Chief Executive Officer is vested with extensive powers to act in the Company’s name. He exercises these powers within the limits of the corporate scope and subject to those powers expressly attributed by the law and the Internal Guidelines of the Board of Directors. He is supported in this task by the Executive Committee and any Delegate CEOs.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chief Executive Officer must obtain the Board’s prior authorization before committing the Company to:

−    investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

−    any new investment (excluding acquisitions of telecommunication spectrum) under the Group’s major multi-annual technology programs in its main geographic regions (such as FTTH, 5G, etc.) in an average amount per annum exceeding 2.5% of Group capital expenditure budgeted during the year in question.

In addition, acquisitions of telecommunication spectrum by the Group in regions representing at least 10% of consolidated revenues are subject to prior presentation to the Board of Directors, which will set a maximum amount that can be bid at auction.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategic guidelines and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain the authorization of the Board of Directors annually, within caps determined by the latter, to issue sureties, endorsements or guarantees or for the Company to issue bonds or similar securities or arrange syndicated bank loans.

5.2.2.3     Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chief Executive Officer, is responsible for managing the Group and coordinating the implementation of its strategic guidelines. It oversees the achievement of operational, employee-related and technical objectives, as well as those relating to the allocation of financial resources. Its meetings are generally held weekly. In addition, given the importance of issues relating to France, the Executive Committee meets regularly as the "France Territory Committee" to deal with issues specific to this country. The composition of the Executive Committee is set out in Section 5.1.3 Executive Committee.

Within the Company, a series of powers and signing authorities is established by the Chief Executive Officer for each of the members of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. As part of the "New Company Model" project, which is the core of the Lead the future strategy, the Group’s committee structure was reviewed with an eye to simplification and streamlining.

The Group’s governance is now supported by 10 key committees: the Development Committee; the Workforce & Com&Ben Committee; the Diversity, Equity and Inclusion Committee; the CSR and Ethics Committee; the Commitments Committee; the Supplier Industrial Strategy Committee; the Group Investment Committee; the Group Risk Committee; the Group Security Committee; and the Brand, Communications and Customer Experience Committee. Each committee has adopted a charter defining its operating and resolution procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping limit the Group’s overall exposure.

Name and frequency	Composition (permanent members)	Roles
Development Committee (every six weeks)

−    Chief Executive Officer (Chairwoman)

−    Group Strategy Director (Secretary)

−    Group Executive Director Finance, Performance and Development

−    Executive Director of Human Resources for the Group

−    Group Secretary General

−    Group M&A Director

Coordinate between BUs/M&A/Group Strategy Director in the upstream phases of M&A projects to facilitate interactions and ensure the overall governance of the M&A process
Workforce & Comp & Ben Committee (three times a year)

−    Executive Director of Human Resources for the Group (Chairman)

−    Digital Director of Group Employment and HR Strategy Management (Alternate Chairman and Secretary)

−    Group Compensation & Benefits Director (Alternate Chairman and Secretary)

−    Group Executive Director Finance, Performance and Development

−    New Company Model Director

−    Director of Group Controlling Department

Recommend key decisions for the Group with respect to employment and compensation, as well as skills management and organization. In particular, the Committee approves the main long-term guidelines for employment and skill needs, the wage increase budget to be implemented for each subsequent year, and the implementation of any new compensation or benefit plans for managers and senior management. The Committee also provides input into each entity’s budgeting process and supports the divisions through their expected financial and staffing trajectories in order to maintain the strategic plan equation

Diversity, Equity and Inclusion Committee (twice a year)

−    Executive Director of Human Resources for the Group (Co-Chairman)

−    Executive Director of Orange Business (Co-Chairman)

−    Director of Group Diversity, Equity, Inclusion and QLWC (Secretary)

−    Executive Director of Communication

−    Executive Director of Corporate Social Responsibility for Orange

−    Designated representatives of the members of the Executive Committee

−    Group Talent & Development Director

−    Group Sector and Executive Director

Define and approve the Group strategy and guidelines with respect to Diversity, Equity and Inclusion and monitor the delegation of their implementation
CSR and Ethics Committee (every two months)

−    Group Secretary General (Co-Chairman)

−    Executive Director of Corporate Social Responsibility for Orange (Co-Chairman)

−    Group CSR Governance and Trust Director (Co-Secretary)

−    Group Chief Compliance Officer (Co-Secretary)

−    Group Executive Director Finance, Performance and Development

−    Executive Director of the Orange Innovation entity

−    Executive Director of Human Resources for the Group

−    Executive Director of Orange Business

−    Director of Group Sustainable Finance

−    Group Inspector General

Monitor implementation of the Group’s CSR, ethics and compliance strategy and identify warning signs.
Commitments Committee (at least six times a year or more if necessary)

−    Group Secretary General (Chairman)

−    Group Legal Director (Secretary)

−    Group Executive Director Finance, Performance and Development

−    Director of Group Controlling Department

−    Group Chief Accounting Officer

−    Director of Group Global Support and Performance

−    Director of Group Financial Planning and Control

−    Director of the Controlling Department for Cross-cutting and Corporate Functions

−    Legal Director for Telecom Competition and Regulation

−    Legal Director for Companies

Review the Group’s litigation that is likely to have a significant impact on its financial position or image and the main off-balance sheet commitments
Supplier Industrial Strategy Committee (twice a year)

−    Group Executive Director Finance, Performance and Development (Co-Chairman)

−    Executive Director of the Orange Innovation entity (Co-Chairman)

−    Director of Global Procurement & Supply Chain (Secretary)

−    Executive Director Europe region (outside of France) for Orange

−    Executive Director and CEO of Orange Africa & Middle East

−    Executive Director of Orange France

−    Executive Director of Orange Business

−    Executive Director and CEO of Orange Wholesale

−    Executive Director of Cybersecurity Activities and CEO of Orange Cyberdefense

−    Executive Director of Corporate Social Responsibility for Orange

−    Director of Group Strategy

Guide, validate and control the implementation of the industrial supplier procurement policy within the scope of IS and Networks purchasing. The industrial supplier strategy aims to protect the Group’s assets and preserve a competitive and sustainable supplier ecosystem over the medium and long term, in support of Orange’s business and technological strategy across its entire footprint.

Group Investment Committee (once a week or as often as necessary)

−    Chief Executive Officer (Chairwoman)

−    Group Executive Director Finance, Performance and Development (Alternate Chairman)

−    Head of the Office of the Group Executive Director Finance, Performance and Development (Secretary)

−    Executive Director of Human Resources for the Group

−    Group Secretary General

−    Executive Director of the Orange Innovation entity

−    Members of the Executive Committee involved in the projects under consideration

−    Group Strategy Director

−    Head of the Office of the Chief Executive Officer

−    Group Inspector General

−    Group Legal Director

−    Group Chief Compliance Officer

−    Director of Group Controlling Department

−    Director of Group CAPEX

Ensure the traceability of authorizations for investments and value-creating projects, manage claims, commitments and risks, and comply with the obligations of the Sarbanes-Oxley Act of 2002
Group Risk Committee (at least four times a year or more if necessary)

−    Chief Executive Officer

−    Group Executive Director Finance, Performance and Development (Chairman)

−    Director of Group Audit, Control and Risk Management (Secretary)

−    Deputy Director of Group Risk Management

−    Executive Director of Human Resources for the Group

−    Executive Director of the Orange Innovation entity

−    Group Secretary General

−    Executive Director of Corporate Social Responsibility for Orange

−    Executive Director of Orange France

−    Executive Director of Europe region (outside of France) for Orange

−    Executive Director and CEO of Orange Africa & Middle East

−    Executive Director of Orange Business

Ensure an overall vision of the Group’s risks and of the effectiveness of the systems for managing these risks, in accordance with regulations and with the Group’s policies
Group Security Committee (at least twice a year or more if necessary)

−    Executive Director of Cybersecurity Activities and CEO of Orange Cyberdefense (Co-Chairman)

−    Executive Director of the Orange Innovation entity (Co-Chairman)

−    Group Security Director (Secretary)

−    Director of the Department for SECD Governance

−    Executive Director of Orange France

−    Executive Director of Europe region (outside of France) for Orange

−    Executive Director and CEO of Orange Africa & Middle East

−    Executive Director of Orange Business

−    Executive Director and CEO of Orange Wholesale

−    Executive Director of Communication

−    Executive Director of Cybersecurity Activities and CEO of Orange Cyberdefense

−    Chief Information Security Officer

Approve the Group’s security and resilience strategy and ensure effective implementation of policies and action plans
Brand, Communications and Customer Experience Committee

−    Executive Director of Communication (Chairman)

−    Head of the Office of the Executive Director of Communication (Secretary)

−    Chief Executive Officer

−    Members of the Executive Committee

−    Director of Branding, Sponsoring and Content

−    Director of Customer Experience

Supervise and direct strategies and initiatives related to the brand, communications and customer experience

Development committee
Development roadmaps and monitoring of development projects
CEO
HR
General Secretariat
CSR
Finance & Performance
Orange Innov.
Security
Communication
Workforce & C&B Committee
Salary policy and LTIP, Workforce planning and skills development policy
Diversity, Equity and Inclusion Committee
Validation of the priorities and objectives of the Group's gender equality in the workplace policy, Diversity and Inclusion policy
CSR and Ethics Committee
Strategy monitoring and prioritization of Group ESG orientations, and ethics
Commitments Committee
Legal risks taken into account in provisions and disclosures
Suppliers Industrial Strategy Committee
Review of purchasing strategy
Group Investment Committee
Validation of major investments
Group Risk Committee
Risk management and quality internal controls
Group Security Committee
Strategic safety decisions (strategy and execution, budget, etc.), standards
Brand, Communication and Customer Experience Committee
Communication plan, brand tracker, customer experience KPIs

5.3     Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in December 2022, which can be viewed on the Orange, Afep and Medef websites. The Company hereby declares that it complies with the recommendations of the Afep-Medef Code as at the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance rules into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in the Group’s US Annual Report (Form 20-F), filed with the US Securities and Exchange Commission (SEC).

5.4     Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1      Report of the Board of Directors on compensation and benefits paid to Corporate Officers

The Company refers in general, and in particular with regard to compensation, to the Afep-Medef Corporate Governance Code for listed companies in its revised version of December 2022.

This report presents the itemized total compensation and benefits of any kind paid to Directors and Officers during the fiscal year ended December 31, 2023, or awarded in respect of that same fiscal year, as well as the compensation policy for Directors and Officers for their terms of office, pursuant to Article L. 22-10-8 I. of the French Commercial Code.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC).

5.4.1.1     Compensation policy for executive and non-executive Corporate Officers

The compensation policy for executive Corporate Officers is in line with the Group’s strategic guidelines. It is not only a management tool for attracting, motivating, and retaining the talent the Company needs, but also meets the expectations of shareholders and other stakeholders.

The compensation policy for Corporate Officers is set by the Board of Directors upon the recommendation of the GCSERC, while taking into account applicable laws (particularly Articles L. 22-10-8 and L. 22-10-9 of the French Commercial Code), and recommendations from the Afep-Medef Code.

It includes a clawback mechanism that came into effect in 2023 as required by the US Securities and Exchange Commission (SEC), mandated by the Dodd-Frank Act and incorporated into the New York Stock Exchange (NYSE) regulations concerning the listing standards relating to recovery of erroneously awarded compensation.

Governance

The general principles and criteria for the compensation and assessment of Directors and Officers are prepared and examined by the GCSERC, which then makes recommendations to the Board of Directors for decision.

The GCSERC may use external benchmarks to evaluate the positioning of the compensation of Directors and Officers. In this respect, surveys are periodically conducted with the help of a firm specializing in executive compensation to ensure that compensation levels and structures are competitive in relation to a panel of comparable companies in size and complexity, including companies based in France and internationally that are the Group’s competitors in telecommunications and the digital transformation, as well as services companies where the French State holds less than a majority of the capital.

The GCSERC ensures the proper alignment of the compensation policies for the Company’s executive Corporate Officers and other Senior Management in terms of the annual variable compensation and Long-Term Incentive Plans (LTIPs) involving the awarding of performance shares, and more generally the balance of Orange’s compensation packages with the analysis of changes in internal pay ratios.

Corporate Officers do not participate in discussions of the Board of Directors about their own compensation.

Compensation structure for executive Corporate Officers (Chief Executive Officer and any Delegate Chief Executive Officers)

The compensation structure for executive Corporate Officers mainly consists of fixed compensation, annual variable compensation, multi-year variable compensation and a supplemental retirement plan.

Fixed compensation

The fixed compensation of Corporate Officers is based on:

−    the importance and complexity of their responsibilities;

−    the experience and background of the individuals holding the various positions;

−    market analyses for comparable positions.

Annual variable compensation

The purpose of annual variable compensation is to inspire executive Corporate Officers to achieve the annual performance targets set for them by the Board of Directors, in line with the Group’s strategic guidelines. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of fixed compensation.

Variable compensation depends on performance levels applied to financial and non-financial indicators, with both reflecting the overall performance expected. The entire variable compensation is based on a quantitative performance measurement, including for the non-financial indicators.

Multi-year variable compensation

Orange offers executive Corporate Officers a performance share plan (Long Term Incentive Plan, or LTIP) for their multi-year variable compensation, subject to the achievement of financial, market, social and environmental objectives, to retain talent and further align their compensation with that of the company’s shareholders, in line with market practices. The members of the Executive Committee and some employees holding key positions within the Orange group are also eligible for the plan.

In addition to the performance conditions, the vesting of the shares is subject to the executive Corporate Officers still being in office on the date the performance conditions assessment is completed. Beneficiaries must hold in registered form at least 50% of the shares thus granted to them until the end of their term of office.

In the event that a beneficiary’s corporate office comes to an end, the Board may decide whether or not they may keep an unvested performance share plan, in which case, the maximum number of performance shares that may be granted will be prorated to the length of time the employee was with the company.

The use of a multi-year cash incentive variable compensation plan may again be considered in the future if regulatory changes or any other circumstances were to make it difficult or impossible for the Company to use a performance-based share plan.

Holding a corporate office in an Orange subsidiary

Executive Corporate Officers may be required to hold offices in Group companies. In such cases, they do not receive compensation (e.g. "attendance compensation") for the offices held.

Clawback mechanism

Following changes in US regulations for companies listed in the United States, a clawback mechanism for recovering certain incentive-based compensation, both annual and multi-year, partially or wholly contingent on the attainment of financial performance indicators, came into effect in 2023. It will affect the Chief Executive Officer and members of the Executive Committee, in the event that the Company is required to prepare an accounting restatement due to material noncompliance with a financial reporting requirement, or to an error that would be material in this context or could lead to a material misstatement.

Supplemental retirement plan

In addition to the mandatory and supplementary pension plans, a supplemental retirement plan has been set up for executive Corporate Officers. Under this plan, the Company pays an annual matching contribution, half of which comprises premiums paid to a third-party organization under a defined-contribution retirement plan (an "Article 82" plan) and half consists of a cash sum, since enrollment in the plan gives rise to immediate taxation. This contribution is calculated on the basis of 20% of fixed plus variable compensation. The premium paid to the third-party organization is considered as salary and therefore treated as a benefit in kind.

Plans related to involuntary termination of service or involuntary loss of corporate office

When recruiting the Chief Executive Officer, the Company realized that the compensation package of her predecessor, who was not under an employment contract with the Company in accordance with the recommendations of the Afep-Medef Code, as is also the case for Christel Heydemann, did not include any severance pay should he lose his corporate office (including income replacement benefits equal to unemployment benefits), which does not align with market practices. This led the Board to decide, based on the recommendation of the GCSERC, to institute severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers (private unemployment insurance set up with Association pour la Garantie Sociale des Chefs et Dirigeants d’Enterprise - GSC) for Christel Heydemann, Chief Executive Officer.

In accordance with Afep-Medef Code recommendations, the total amount of severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers may not exceed two years of compensation (annual fixed and variable).

Note that the insurance premium paid to GSC for involuntary loss of office is considered as salary and treated in payroll as a benefit in kind.

Compensation structure for non-executive Corporate Officers (separated Chairman of the Board of Directors)

Fixed compensation

The fixed compensation of the separated Chairman of the Board of Directors is established by comparing the compensation levels and structures of a panel of comparable companies.

Compensation allocated to Directors (e.g. "attendance compensation")

The Board of Directors determines how compensation is allocated among Directors for their work (e.g. "attendance compensation"). The Board may decide that the separated Chairman of the Board will not receive compensation as a Director (see Section 5.4.2.2 Directors’ compensation policy).

The non-executive Chairman of the Board of Directors does not receive any other compensation (particularly variable compensation or performance shares).

Other items

Benefits in kind

Corporate Officers are provided, if they so desire, with a company car and driver, consulting services providing personal legal assistance related to their duties, an annual health check, and Internet/telephone access and equipment, including IT equipment, necessary to perform their duties.

Note that the premiums paid by the Company under the "Article 82" supplemental retirement plan for executive Corporate Officers, together with the insurance premiums for involuntary loss of office paid to GSC, are considered as salary and treated in payroll as a benefit in kind.

Furthermore, expenses incurred by Corporate Officers in the course of their duties are reimbursed by the Company upon presentation of receipts.

Miscellaneous

Executive Corporate Officers are enrolled in the Orange group’s death and disability and supplementary health insurance plans under the same conditions as enrolled employees.

5.4.1.2     Amount of compensation paid or allocated to Corporate Officers for 2023

Tables 1 to 11 below follow the standard presentation as recommended in Annex 4 of the Afep-Medef Code.

Summary of the compensation, stock options and shares allocated to each executive Corporate Officer (Table 1)

	2023	2022
Christel Heydemann
Compensation allocated in respect of the fiscal year (breakdown in Table 2) (1)	2,160,716	1,450,155
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year (2)	581,700	527,100
Valuation of other long-term compensation plans	N/A	N/A
Total	2,742,416	1,977,255

N/A: Not Applicable.

(1)   Compensation prorated as applicable.

(2)   The equivalent value of the performance shares awarded in 2023 under the LTIP 2023-2025 is the IFRS fair value at their award date (see Table 6 Performance shares awarded during the fiscal year).

Summary of the compensation paid to each executive Corporate Officer (Table 2)

Gross amounts (in euros)	2023		2022
	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year
Christel Heydemann
Fixed compensation	900,000	900,000	667,500	667,500
Variable compensation	938,700	616,970	616,970	N/A
Multi-year variable compensation (LTIP)	-	-	-	-
Deferred compensation "Article 82": Paid directly to the beneficiary (50%) (2)	151,697	151,697	66,750	66,750
Exceptional compensation	N/A	N/A	N/A	N/A
Attendance compensation (1)	N/A	25,583	25,583	58,000
Benefits in kind (including deferred compensation "Article 82": Paid into a life insurance plan (50%) (2)	170,319	170,319	73,352	73,352
Total	2,160,716	1,864,569	1,450,155	865,602

N/A: Not Applicable.

(1)   Christel Heydemann waived her entitlement to "attendance compensation" in her capacity as executive Corporate Officer. Christel Heydemann was allocated "attendance compensation" for her role as Company Director until she was appointed Orange’s Chief Executive Officer.

(2)   As part of the defined-contribution retirement plan ("Article 82" plan), Christel Heydemann has benefitted from a cash sum since April 4, 2022, because enrollment in the plan gives rise to immediate taxation. This cash sum represents 50% of the contribution which is calculated on the basis of 20% of her fixed plus variable compensation (see Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers).

Annual fixed compensation

In accordance with the resolutions approved by the Shareholders’ Meeting of May 23, 2023, the compensation of Christel Heydemann was set at 900,000 euros annually.

Annual variable compensation

In respect of fiscal year 2022, Christel Heydemann received variable compensation in 2023 of 616,970 euros. These amounts were approved by the Shareholders’ Meeting of May 23, 2023 (ex post say-on-pay).

For fiscal year 2022, Christel Heydemann received variable performance-related compensation of 100% of her annual fixed compensation, and up to 150% for over performance.

Reminder of targets and results achieved for 2023

For fiscal year 2023, executive Corporate Officers’ annual variable compensation was based on the weighted average of five indicators focusing on the Group’s growth (organic revenue growth rate), profitability (organic cash flow from telecom activities & EBITDAaL), quality of service, and CSR performance. The expected performance levels were set by the Board of Directors, with financial indicators based on the Group’s budget.

Annual variable compensation for 2023 was calculated using a flexible payout curve whereby each indicator was assigned an achievement rate based on actual performance.

Organic revenue growth (for 15%)

The revenue growth target (on a comparable basis) set for the executive Corporate Officers for 2023 was in line with the Group’s budget. With results exceeding the budget by 20 million euros, the achievement rate of this indicator is at 103.7%.

Organic cash flow from telecom activities (for 15%)

The target for organic cash flow of telecom activities set for the executive Corporate Officers for 2023 was in line with the Group’s budget. With organic cash flow from telecom activities of 3,661 million euros, the achievement rate of this indicator is at 140.3%.

EBITDAaL (for 20%)

The EBITDAaL target set for the Corporate Officers for 2023 was in line with the Group’s budget. With EBITDAaL of 13,035 million euros, the achievement rate of this indicator is at 130.00%.

B2C and B2B service quality (for 17%)

The customer experience indicator is broken down into two sub-indicators: mass-market customer experience (B2C customer survey), which accounts for 75% of the result, and global B2B customer experience (B2B customer survey), which accounts for 25%.

The B2C and B2B sub-indicators are Mean Recommendation Scores (MRS) given by customers. These surveys are conducted in several countries: in France, in the Europe region and the MEA region, and with the B2B customers of Orange Business. Geographic and functional measurement scopes are relatively unchanged from fiscal year 2022.

For 2023, the target for the B2C indicator was 82.20 and the actual was 81.90. For the B2B indicator, the target was 8.10 and the actual was 7.94.

The achievement rate for the B2C indicator is at 40.00%. The flexible payout curve put the achievement rate for the B2B indicator is at 20.00%.

CSR performance (for 33%)

The aim was to achieve overall progress in three CSR components:

−    16.50% for the employee survey; this CSR performance criterion remains critically important for a group such as Orange, which will continue to use an independent firm to measure it. The result is examined on the basis of two themes:

-     8.25% for the participation rate.

This indicator gave a score of 100.00%;

-     8.25% for the results of the employee survey.

This indicator gave a score of 50.00%;

−    8.25% for the proportion of women in management networks.

This indicator gave a score of 133.30%;

−    8.25% for access to training.

This indicator gave a score of 150.00%.

Amount of annual variable compensation for 2023

-  Achievement rate for Christel Heydemann

Criterion	Weighting	2023 performance targets			Note
		Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget -0.42 pts	Budget	Budget +0.63 pts	15.50%
Organic cash flow	15.00%	Budget -€50m	Budget	Budget +€200m	21.00%
EBITDAaL	20.00%	Budget -€88m	Budget	Budget +€160m	26.00%
B2C service quality	12.75%	81.7	82.2	82.7	5.10%
B2B service quality	4.25%	7.9	8.1	8.3	0.90%
Employee survey
Participation rate	8.25%	55.00%	65.00%	75.00%	8.30%
Results of the survey	8.25%	67.00%	77.00%	87.00%	4.10%
Proportion of women in management networks	8.25%	33.10%	33.70%	34.30%	11.00%
Training access rate	8.25%	91.00%	92.50%	94.00%	12.40%
Weighted total	100.00%				104.30%

The application of these achievement rates to the executive Corporate Officers’ respective annual variable compensation objectives yields the following amounts for 2023:

Executive Corporate Officer	Fixed compensation (in euros)	Target (%)	Achievement rate (%)	Variable compensation due (in euros)	Payment rate (%)
Christel Heydemann	900,000	100.00%	104.30%	938,700	104.30%

Performance share plans

Christel Heydemann was not eligible for the LTIP 2021-2023.

Results of the LTIP 2021-2023

The performance conditions of this plan are measured using the following four indicators:

−    the comparative change between the Orange Total Shareholder Return (TSR) and the TSR of the Stoxx Europe 600 Telecommunications index over the duration of the plan, for 30%;

−    organic cash flow as defined by the plan, accumulated over three fiscal years, for 50%;

−    the reduction in CO2 emissions compared to 2015, for 10%;

−    the proportion of women in the Group’s management networks, for 10%.

Total Shareholder Return (TSR)

Orange’s TSR over the period considered was 40.57%, higher than the Stoxx Europe 600 Telecommunications index TSR over the same period of 9.58%, which gives this indicator an achievement rate of 100% (30% of the total).

Organic cash flow from telecom activities

Cumulative organic cash flow from telecom activities over the 2021-2023 period was 9.5 billion euros, above the target of 9.3 billion euros, which gives this indicator an achievement rate of 100% (50% of the total).

Reduction in CO2 emissions compared to 2015

The reduction in CO2 emissions compared to 2015 was 37.4% versus the target of 19%, which gives this indicator an achievement rate of 100% (10.00% of the total).

Proportion of women in the Group’s management networks

This proportion was 34.1% at December 31, 2023 versus the target of 34%, which gives this indicator an achievement rate of 100% (10.00% of the total).

Valuation of LTIP 2021-2023 in number of shares

The combined results of the four indicators give a result of 100.00%

Executive Corporate Officer in office at December 31, 2023	Target	Achievement rate (%)	Shares vested LTIP 2021-2023
Christel Heydemann	N/A	N/A	N/A

N/A: Not Applicable. Christel Heydemann was not eligible for the LTIP 2021-2023 plan.

Breakdown of benefits in kind in 2023

The executive Corporate Officers were able to receive the following benefits in kind in 2023:

Benefits in kind	Company car	Health check	Legal advice	Internet/telecommunication	GSC	Supplemental retirement plan (Art 82)
Christel Heydemann	X	X		X	X	X

Internal pay ratios

The internal pay ratios for 2023 and the four previous years are published in accordance with the Afep recommendations:

−    selected entity: Orange SA, which represents 82.43% of employees on permanent contracts in France (72,441 employees);

−    scope: all private or public employees, civil servants excluding expatriates present throughout the prior and current years;

−    compensation taken into account: compensation (full-time equivalent for part-time employees) and benefits in kind paid in the current year on a gross basis and LTIP allocated in the current year measured at fair value in accordance with IFRS;

−    individuals concerned: in the interest of clarity, the information used in the calculation for Stéphane Richard, Chairman and CEO, and Ramon Fernandez, Delegate CEO, was retained, even though these executives were no longer Corporate Officers in 2023.

	Ratio	2019	2020	2021	2022	2023
Stéphane Richard	versus mean	37.9	31.4	31.86	21.07	N/A
	versus median	43.0	35.5	36.01	23.83	N/A
Christel Heydemann	versus mean	N/A	N/A	N/A	23.76	42.81
	versus median	N/A	N/A	N/A	26.87	47.87
Ramon Fernandez	versus mean	22.0	17.2	17.37	21.17	N/A
	versus median	24.9	19.5	19.64	23.93	N/A

N/A: Not Applicable.

The year 2019 is atypical, as was 2018, since it simultaneously includes the payment of a cash LTIP and the award of an LTIP benefit in the form of performance shares (maximum available for award).

Thus, the cash LTIP 2016-2018 paid in 2019 and the award of the LTIP 2019-2021 in performance shares are both taken into account in the calculation of the 2019 ratio.

As such, the table below presents a pro forma calculation of the ratios (with an impact only in 2019).

	2019	2020	2021	2022	2023
Stéphane Richard
% change in compensation	-0.6%	-1.5%	-4.13%	-33.00%	N/A
ratio versus mean	32.7	31.4	31.86	21.07	N/A
ratio versus median	37	35.5	36.01	23.83	N/A
Christel Heydemann
% change in compensation	N/A	N/A	N/A	N/A	81,4%*
ratio versus mean	N/A	N/A	N/A	23.76	42,81
ratio versus median	N/A	N/A	N/A	26.87	47,87
Ramon Fernandez
% change in compensation	-5.1%	-4.3%	-4.83%	24.16%	N/A
ratio versus mean	18.5	17.2	17.37	21.17	N/A
ratio versus median	20.9	19.5	19.64	23.93	N/A
Employees of Orange SA
% change in average compensation	2.7%	2.5%	-5.5%	1.89%	N/A
% change in median compensation	3.8%	2.8%	-5.6%	1.88%	N/A

N/A: Not Applicable.

*      Regarding Christel Heydemann, the comparison of 2022 and 2023 remuneration and ratios is not relevant. Indeed Christel Heydemann took office on April 4, 2022 and therefore only received approximately 9/12th of her annual fixed salary and no variable compensation.

Change in performance

Amounts in accordance with IFRS (in millions of euros)	2019	2020	2021	2022	2023
(on a historical basis)
Revenue	42,238	42,270	42,522	43,471	44,122
Change (in %)	2.1%	0.1%	0.6%	2.23%	1.50%
EBITDAaL	12,856	12,680	12,566	12,963	13,035
Change (in %)	(1.1)%	(1.4)%	(0.9)%	3.16%	0.55%
Operating income	5,930	5,521	2,521	4,801	4,969
Change (in %)	22.8%	(6.9)%	(54.3)%	90.44%	3.49%

Summary of the compensation paid to each non-executive Corporate Officer (Table 3)

The offices of Chairman and Chief Executive Officer have been separated since April 4, 2022, with the appointment of Christel Heydemann as Chief Executive Officer (executive Corporate Officer) and Stéphane Richard serving as separated Chairman of the Board of Directors (non-executive Corporate Officer) at the time. Jacques Aschenbroich was subsequently appointed Chairman of the Board of Directors (non-executive Corporate Officer) as of May 19, 2022, at the close of the Shareholders’ Meeting.

Gross amounts (in euros)	2023		2022
	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year
Jacques Aschenbroich
Compensation (fixed and variable) (1)	450,000	450,000	277,016	277,016
Other compensation (2)	-	-	-	-
Benefits in kind	7,584	7,584	1,264	1,264
Total	457,584	457,584	278,280	278,280

(1)   The duties of non-executive Chairman of the Board (separated office) are paid solely through annual fixed compensation, prorated as applicable.

(2)   Jacques Aschenbroich does not receive "attendance compensation" in his sole capacity as director.

Annual fixed compensation

In accordance with the decision made by the Shareholders’ Meeting of May 23, 2023, the compensation paid to Jacques Aschenbroich in his capacity as Chairman of the Board of Directors (non-executive Corporate Officer) remained unchanged at 450,000 euros.

Annual variable compensation

In his capacity as non-executive Corporate Officer, Jacques Aschenbroich is not eligible for annual or multi-year variable compensation.

The Chairman of the Board of Directors benefits from a vehicle provided by the Company (see Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers).

Stock options awarded during the fiscal year to each executive Corporate Officer by the Company or by any Group company (Table 4)

During the 2023 fiscal year, neither Orange SA nor any other of the Group’s companies awarded any stock options to executive Corporate Officers.

Stock options exercised during the fiscal year by each executive Corporate Officer (Table 5)

None.

Performance shares awarded during the fiscal year to each executive Corporate Officer by the Company or by any Group company (Table 6)

Executive Corporate Officers of the Company are only entitled to receive performance shares awarded by Orange SA, where such awards are applicable.

Executive Corporate Officer	Award date	Number of shares awarded	Value of the award (in euros) (IFRS fair value)	Vesting date of shares	First possible disposal date for a portion of them (1)	Performance conditions
Christel Heydemann	July 25, 2023	70,000	581,700	March 31, 2026	50% as of April 1, 2026	Yes

(1)   In accordance with the recommendations of the Afep-Medef Code and pursuant to the rules of the plans applicable to them, executive Corporate Officers must retain at least 50% of the finally vested shares until the end of their term of office.

NB: the performance shares awarded to Christel Heydemann during fiscal year 2023 account for 0.0026% of the share capital.

Performance shares vesting to each executive Corporate Officer during the fiscal year (Table 7)

Executive Corporate Officer	Plan	Number of shares vested (1)
Christel Heydemann	N/A	N/A

N/A: Not Applicable.

(1)   In accordance with the recommendations of the Afep-Medef Code, and pursuant to the rules of the plans applicable to them, executive Corporate Officers must retain at least 50% of the shares that become available, until the end of their term of office.

History of stock option awards (Table 8)

The last Orange SA stock-option plan matured on May 21, 2017.

History of performance share awards (Table 9)

	LTIP 2020-2022	LTIP 2021-2023	LTIP 2022-2024	LTIP 2023-2025
Date of Shareholders’ Meeting	May 19, 2020	May 18, 2021	May 19, 2022	May 23, 2023
Date of Board of Directors’ meeting	July 29, 2020	July 28, 2021	July 27, 2022	July 25, 2023
Total number of free shares awarded	1,762,000	1,813,000	1,835,000	1,915,000
o/w to Christel Heydemann	N/A	N/A	70,000	70,000
Vesting date	March 31, 2023	March 31, 2024	March 31, 2025	March 31, 2026
First disposal possible for Christel Heydemann (executive Corporate Officer)	N/A	N/A	50% as of April 1, 2025	50% as of April 1, 2026
Performance conditions	Yes	Yes	Yes	Yes
Number of shares vested (delivered)	914,026	1,544,944	N/A	N/A
Number of shares canceled	162,750	210,000
Number of residual shares (2)	1,599,250	1,603,000

N/A: Not Applicable.

(1)   Some beneficiaries received a number of shares calculated on a pro rata basis due to specific events (retirement or departure to a non-consolidated group entity).

Summary of the multi-year variable compensation paid to each executive Corporate Officer (Table 10)

	LTIP 2019-2021 (1)	LTIP 2020-2022 (1)	LTIP 2021-2023 (1)	LTIP 2022-2024 (1)	LTIP 2023-2025 (1)
	See Table 7, "Performance shares that became available during the fiscal year," and Table 9, "History of performance share awards"	See Table 9, "History of performance share awards"	See Table 9, "History of performance share awards"	See Table 6, "Performance shares awarded during the fiscal year"	See Table 6, "Performance shares awarded during the fiscal year"
Christel Heydemann	N/A	N/A	N/A	527,100 euros	581,700 euros

N/A: Not Applicable.

(1)   The equivalent value is the IFRS award date fair value multiplied by the number of performance shares initially awarded.

Other benefits granted to executive Corporate Officers (Table 11)

Executive Corporate Officer	Employment contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-compete clause
Christel Heydemann	No	Yes	Yes	Yes

The Chief Executive Officer, Christel Heydemann, does not have an employment contract with the Company.

5.4.1.3     Compensation structure for the Chief Executive Officer and for the Chairman of the Board of Directors for 2024

The principles of the compensation policy for Corporate Officers are described in Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers.

The Board of Directors took into account:

−    by what margin the Shareholders’ Meeting approved the resolutions relating to the compensation of Corporate Officers for 2023;

−    investors’ comments and requests.

The Board of Directors has not made any changes to the compensation structure of the Chief Executive Officer or the Chairman of the Board of Directors or in the amounts and targets involved are the same as in the previous fiscal year. The Board has, however, looked into the components of this remuneration, and in order to better reflect the Group’s priorities for the Chief Executive Officer, has made modifications:

−    in the annual variable remuneration:

-     modification of the balance between Revenue (from 15% to 10%) and organic cash flow (from 15% to 20%);

-     removal of the management network feminization rate, which represented a weight of 8.25%, as it is already present in the LTIP;

-     introduction of a CO2 emissions reduction indicator - scopes 1 and 2, with a weight of 8.25%;

-     refocusing of the access rate to training on strategic skills training for the Group (Compliance and Cybersecurity);

−    in the multi-year variable remuneration:

-     introduction of an indicator "Renewable energy share in electricity consumption", replacing the CO2 emissions reduction indicator - scopes 1 and 2, which has been introduced in the annual variable remuneration;

-     modification of the comparison reference of the Total Shareholder Return (TSR) indicator, to compare with a "peer group" of European groups in the Telecommunications sector;

-     within the limit of the maximum allocation level (see below), if the Orange TSR indicator or the organic cash flow indicator of telecom activities exceed the target at 100% but the composite indicator target is not achieved at 100%, the overall performance will take these results into account while maintaining a global acquisition rate capped at 100%.

Annual fixed compensation

The Board of Directors has not made any changes to the levels of annual fixed compensation for the Corporate Officers:

−    the annual fixed compensation of the Chief Executive Officer, Christel Heydemann, remains unchanged at 900,000 euros;

−    the annual fixed compensation of the Chairman of the Board of Directors, Jacques Aschenbroich, remains unchanged at 450,000 euros.

In accordance with the provisions of Article L. 22-10-8 II of the French Commercial Code, this fixed compensation for Corporate Officers is subject to resolutions that will be submitted for a vote by the Shareholders’ Meeting of May 23, 2023 (ex-ante "say-on-pay") (see Section 6.5 Draft resolutions, twelfth through fourteenth resolutions).

Annual variable compensation

The Board of Directors decided that the calculation methods for the Chief Executive Officer’s annual variable compensation will be as follows for 2024, it being specified that the Chairman of the Board of Directors is not eligible for annual variable compensation:

−    target amount of variable compensation provided targets are achieved: 100% of the Chief Executive Officer’s fixed compensation;

−    over performance of up to 150% of the Chief Executive Officer’s fixed compensation.

Executive Corporate Officer	Fixed compensation (in euros)	Target (%)	Target amount (in euros)	Min (%)	Max (%)	Maximum amount achievable (in euros)
Christel Heydemann	900,000	100%	900,000	0.00%	150%	1,350,000

Annual variable compensation structure for the Chief Executive Officer

−    financial indicators accounting for 50% of the annual variable compensation calculated based on the budget in effect, including:

-     revenue growth for 10%,

-     organic cash flow (telecom activities) for 20%,

-     EBITDAaL for 20%;

−    non-financial indicators accounting for 50% of the annual variable compensation, including:

-     service quality/customer experience for 17%:

-     B2C customer experience (weighted 75%),

-     B2B customer experience (weighted 25%),

-     CSR performance for 33%, based on:

-     50% for the employee survey.

Considering 2 criteria: the participation rate result to the Employee barometer and the Employee Engagement rate measured by this barometer. The survey is carried out by an independent firm.

-     50% for two HR and composite CSR indicators: the strategic competencies training access rate for the Group (Compliance & Cybersecurity) and the rate of reduction in scope 1 and 2 CO2 emissions.

Annual variable compensation targets for the Chief Executive Officer

Criterion	Weighting	2024 performance targets (1)			Range
		Threshold	Target	Maximum
Organic revenue	10.00%	Target - €300 m	Target	Target + €300 m	0-15.00%
Organic cash flow	20.00%	Target - €150 m	Target	Target + €150 m	0-30.00%
EBITDAaL	20.00%	Target - €150 m	Target	Target + €150 m	0-30.00%
B2C service quality	12.75%	81.2	82.2	83.2	0-19.125%
B2B service quality	4.25%	7.85	7.95	8.05	0-6.375%
Employee survey
Participation rate	8.25%	62.00%	67.00%	72.00%	0-12.375%
Employee Engagement Rate	8.25%	71.00%	73.00%	75.00%	0-12.375%
Strategic competencies training access rate	8.25%	90.00%	95.00%	100.00%	0-12.375%
Reduction in CO2 emissions (scopes 1 and 2)	8.25%	-33.90%	-35.7%	-37.5%	0-12.375%
Weighted total	100.00%				0-150%

(1)   The target corresponds to the budget in effect excluding Orange Spain.

Termination of service

In the event of departure from the Group, the annual variable compensation of the Chief Executive Officer will be prorated to her time in office.

Multi-year variable compensation (LTIP 2024-2026)

The Board of Directors has decided to implement a new long-term incentive plan (LTIP) for the period 2024-2026, in line with previous plans. This LTIP is the subject of a resolution aimed at authorizing the Board to grant free shares to executive corporate officers and certain employees of the Company or of companies or groups linked to the Company, the vote on which will be submitted for the approval of the General Meeting of Shareholders on May 22, 2024 (see section 6.5 Draft resolutions, twenty-eighth-nineteenth resolution). The total number of shares granted free of charge may not represent more than 0.12% of the capital, it being specified that the total number of shares granted free of charge to the Chief Executive Officer may not exceed 70,000 shares.

In the event that the General Meeting of Shareholders of May 22, 2024 does not approve the seventeenth resolution, the Board of Directors may decide to grant the LTIP 2024-2026 in cash.

Conditions of performance

The definitive acquisition of the shares is subject to the achievement of performance conditions. The Board of Directors has selected the following performance indicators for the LTIP 2024-2026, the duration of which remains set at three years:

−    a market indicator, the Total Shareholder Return (TSR) based on the relative performance of the total return for the shareholder over three financial years, compared to a panel of European groups in the Telecommunications sector included in the Stoxx Europe 600 Telecommunications reference index, with a weighting of 30%. The TSR appreciation period compares the respective values of the indicators in the fourth quarter of 2023 (last quarter preceding the plan) and in the fourth quarter of 2026 (last quarter of the plan);

−    organic cash flow from telecom activities, the evolution of which is measured over several years over the duration of the plan, with a weighting of 40%;

−    a composite CSR indicator, with a weighting of 30%, composed of the following indicators:

-     the share of renewable energy in electricity consumption, for 20%,

-     the rate of feminization of management networks, for 10%.

Performance thresholds for each indicator

Performance thresholds define the percentage of shares that can be definitively acquired for each indicator.

−    Total Shareholder Return (TSR):

-     if the Orange TSR is lower than the median of the panel of European groups in the Telecommunications sector: no acquisition,

-     if the Orange TSR is at the median or in the 3rd quartile of the panel of European groups in the Telecommunications sector: 100% acquisition,

-     if the Orange TSR is in the 4th quartile of the panel of European groups in the Telecommunications sector: 120% acquisition,

-     However, in the event that the Orange TSR reaches the median, the 3rd quartile or the 4th quartile of the panel while being negative, the result would be subject to the approval of the Board of Directors;

−    Organic cash flow from telecom activities:

-     The organic cash flow from telecom activities will be assessed in relation to the target set by the Board of Directors:

-     if the result is less than 95.7% of the target: no acquisition,

-     if the result is equal to 95.7% of the target: 80% acquisition,

-     if the result is equal to the target: 100% acquisition,

-     if the result is equal to 104.3% of the target: 120% acquisition,

-     The acquisition rate follows a linear variation between the result boundaries;

−    Composite CSR indicator:

-     the share of renewable energy in electricity consumption will be assessed in relation to the target set by the Board of Directors:

-     if the result is less than 97.9% of the target: no acquisition,

-     if the result is equal to 97.9% of the target: 80% acquisition,

-     if the result is equal to or greater than the target: 100% acquisition,

-     The acquisition rate follows a linear variation between the result boundaries:

-     the rate of feminization of management networks will be assessed in relation to the target set by the Board of Directors,

-     if the result is less than 97.2% of the target: no acquisition,

-     if the result is equal to 97.2% of the target: 80% acquisition,

-     if the result is equal to or greater than the target: 100% acquisition,

-     the acquisition rate follows a linear variation between the result boundaries.

The purpose of the LTIP at Orange is to retain on a long term basis employees occupying key positions in France or abroad and who are recognized for their contribution to the achievement of the Group’s objectives.

For its employee beneficiaries, the 2024-2026 LTIP will rely upon the same conditions and performance thresholds as the CEO, with an ambition to ensure that these beneficiaries actively contribute to continue developing the leadership of Orange, which includes a high performance in terms of Total Shareholder Return (TSR) compared to the peer group, and a continued growth of the organic cash flow for telecom activities.

In line with these objectives, the Board of Directors has decided to allow for an outperformance resulting in an acquisition of shares up to 120% in case targets are overachieved. This applies in case the TSR or the organic cash flow for telecom activities targets are overachieved, it being noted that this level of fixed outperformance limits the effects of an offsetting, if any, where the other thresholds are not reached while remaining incentive for all the beneficiaries.

The total vesting for all of the above-mentioned indicators will in any case be capped at 100% for the CEO, Christel Heydemann, which corresponds to a maximum of 70,000 performance shares. The possibility to outperform such criteria applies in a transitory manner to the 2024-2026 LTIP, and the Board reserves the possibility to review the remuneration of the CEO in the future during her mandate as board member.

Presence Condition

The definitive acquisition of shares is subject to the condition that the executive corporate officers who are beneficiaries are still in office on the date of assessment of the performance conditions.

However, in the event of termination of the beneficiary’s duties before the expiry of a three-year LTIP application period, the Board may decide to maintain the unacquired performance share plans under the following conditions:

−    if the termination of the beneficiary’s duties results from death or disability, the TSR, organic cash flow and CSR indicator objectives will be deemed to have been met over the 3-year period;

−    if the termination of the beneficiary’s duties results from the loss of his or her corporate mandate leading to his or her departure from the Group:

-     performance conditions will be assessed taking into account the changes validated for each year until the end of the plan, i.e. without modification of the performance conditions,

-     the allocation of shares will be made pro rata temporis based on his or her actual presence in the company as an executive corporate officer.

It is specified, if necessary, that if the beneficiary is no longer an executive corporate officer but remains in the Group during the LTIP period, he or she retains his or her right to share allocation under the plan.

Peer group

The peer group considered for the LTIP 2024-2026 will consist, apart from Orange SA, of the following 16 companies, which are currently included in the Stoxx Europe 600 Télécommunications index: BT Group Plc, Cellnex Telecom, Deutsche Telekom AG, Elisa Corp., Freenet, Inwit (Infrastrutture Wireless Italiane SpA), KPN, Millicom Intl., Swisscom AG, Tele2, Telecom Italia SpA, Telefónica SA, Telefónica Deutschland, Telenor ASA, Telia Co. AB and Vodafone Group Plc.

Maximum award

The number of performance shares awarded under the LTIP 2024-2026 will be 70,000 for the Chief Executive Officer, Christel Heydemann. This is the maximum amount that can be awarded, subject to performance and continued employment conditions.

Lock-up period

When the Shareholders’ Meeting authorizes the award of performance shares, executive Corporate Officers must keep at least 50% of the shares they receive as registered shares until the end of their terms of office.

Plans related to termination of service or loss of corporate office

The Shareholders’ Meeting of May 19, 2022 approved the compensation policy for executive Corporate Officers, which includes measures related to the termination of duties or loss of corporate office (severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers). These measures have not been revised since then nor undergone any material changes within the meaning of Article L. 22-10-8 II of the French Commercial Code, and therefore remain valid and in force with respect to the Chief Executive Officer.

Severance pay

If her corporate office is revoked or not renewed and this is not due to gross misconduct or gross negligence, the Company will pay the Chief Executive Officer gross severance pay equal to 12 months of fixed compensation and annual variable compensation, calculated based on the last fixed compensation plus the annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to departure from the Company. This compensation will only be due if the performance conditions for annual variable compensation for the two years prior to departure from the Company were achieved at an average of at least 90%. In accordance with Afep-Medef Code recommendations, the total amount of severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers may not exceed two years of compensation (annual fixed and variable).

Non-compete agreement

In order to protect the Group’s legitimate interests, and considering her duties and the strategic information to which she has access as the Chief Executive Officer, undertakes, for a period of one year starting from the day she ceases to perform her functions, not to work for or manage a telecommunication operator in the European Union, directly or indirectly, personally or through a third party, in any way or for any purpose, on her own behalf or on behalf of a third party.

The non-compete compensation will be a gross amount equal to 12 months of fixed compensation and annual variable compensation, with the variable compensation being calculated based on the average annual variable compensation paid for the last 24 months prior to leaving the Company. Subject to the Board of Directors’ approval, the Company may decide to release the CEO from this commitment at its sole discretion.

Loss of corporate office

Orange has taken out Compensation Insurance for Business Owners and Executive Officers for its Chief Executive Officer. This policy will provide the Chief Executive Officer with replacement income (subject to the policy’s terms and conditions) if the Company ever decides to revoke her corporate office. Orange is paying the full amount of the contribution and it is treated as a benefit in kind.

This unemployment insurance provides for the payment of compensation in proportion to the Corporate Officer’s previous income in the event of involuntary loss of corporate office.

In the event that the Chief Executive Officer involuntarily loses her corporate office, she will receive compensation once 12 months have elapsed since the effective date of enrollment in the policy. This is known as the waiting period.

Clawback mechanism

Annual and multi-year variable compensation paid to the Chief Executive Officer is subject to a clawback mechanism which, if triggered, would require the Chief Executive Officer to return all or some of her variable compensation, partially or wholly contingent on the achievement of financial performance indicators, for the periods concerned (within the retroactive limit of three fiscal years from the date of the decision to publish the restated financial statements or the date of an administrative or judicial decision to do so). This mechanism will apply in the event that the Company is required to prepare an accounting restatement due to omissions or misstatements which, individually or collectively, are material and could influence economic decisions made on the basis of published financial statements. The share of this compensation to be recovered is the amount received in excess of what would have been awarded, paid or been due had there not been any such accounting restatements.

Supplemental retirement plan

In 2022, the Board of Directors decided to set up what is called an "Article 82" (defined-contribution) supplemental retirement plan for executive Corporate Officers. Under this plan, the Company pays an annual matching contribution, half of which comprises premiums paid to a third-party organization under a defined-contribution retirement plan (an "Article 82" plan) and half consists of a cash sum, since enrollment in the plan gives rise to immediate taxation. This contribution is calculated on the basis of 20% of fixed plus variable compensation. The premium paid to the third-party organization is considered as salary and therefore treated as a benefit in kind.

Benefits in kind

In addition to paying the contribution for the Compensation Insurance for Business Owners and Executive Officers for the Chief Executive Officer, and premiums for the supplemental retirement plan (see above), she may also receive, if she wishes, a company car with driver, personal legal assistance related to her duties, an annual health check, and Internet/telephone access and equipment, including IT equipment, necessary to perform her duties.

5.4.2      Board of Directors’ report on Directors’ compensation

5.4.2.1     Amount of compensation paid or allocated for 2023 activity

The Board of Directors’ Meeting of February 14, 2024 decided on the award of compensation to Directors for the 2023 fiscal year in accordance with the compensation policy approved by the Shareholders’ Meeting of May 23, 2023.

Pursuant to this policy, the total amount of compensation allocated to Directors for their corporate office in respect of the 2023 fiscal year amounts to 715,000 euros. The Chairman of the Board of Directors also receives annual fixed compensation and the Chief Executive Officer waived her right to receive the compensation that would have been allocated to her in respect of her directorship. The variable share of this compensation, linked to attendance and participation in the work of the Board and its committees, represents 79.02% of the sums to be paid in respect of fiscal year 2023.

The compensation of Directors who are not Corporate Officers will be paid in the month following the Shareholders’ Meeting of May 22, 2024, subject to approval. Compensation allocated to Directors representing the French State will be paid to the State budget. In addition, the Directors elected by employees have requested that the compensation for their corporate offices be paid to their trade union.

Compensation for activity (in euros)	Gross amounts paid in 2024 (for the 2023 fiscal year)	Gross amounts paid in 2023 (for the 2022 fiscal year)	Gross amounts paid in 2022 (for the 2021 fiscal year)
Directors
Valérie Beaulieu	58,000	30,167	N/A
Alexandre Bompard	46,000	36,000	32,000
Bpifrance Participations	48,000	61,000	40,000
Thierry Chatelier (1)	48,000	16,667	N/A
Sébastien Crozier (1)	58,000	69,000	58,000
Céline Fornaro (3)	41,694	N/A	N/A
Vincent Gimeno (1)	48,000	61,000	4,806
Gilles Grapinet	41,056	N/A	N/A
Anne-Gabrielle Heilbronner	68,000	125,000	63,000
Christel Heydemann (4)	N/A	25,583	58,000
Momar Nguer	29,056	N/A	N/A
Anne Lange (2)	54,000	65,000	54,000
Frédéric Sanchez	56,000	73,000	42,000
Magali Vallée (1)	49,000	53,000	4,806
Former Directors
Stéphanie Besnier (3)	10,306	62,000	36,222
Laurence Dalboussière (1)	N/A	46,333	44,000
Fabrice Jolys (1)	N/A	N/A	47,194
Helle Kristoffersen	N/A	3,833	46,000
René Ollier (1)	N/A	N/A	39,194
Bernard Ramanantsoa	34,944	133,548	84,000
Jean-Michel Severino	24,944	68,000	56,000
Claire Vernet-Garnier (3)	N/A	N/A	21,778
Total	715,000	929,131	731,000

N/A: Not Applicable.

(1)   Directors who requested the direct payment of their compensation to their trade union.

(2)   Director proposed by the French State; 15% of the compensation is paid to the French State budget.

(3)   Directors representing the French State, whose compensation is paid to the French State budget.

(4)   For the period from January 1, 2022 to April 4, 2022, the date from which Christel Heydemann was appointed Chief Executive Officer.

5.4.2.2     Directors’ compensation policy

In accordance with the law, the maximum amount of compensation allocated annually to Directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new decision is made by the Shareholders’ Meeting. The Shareholders’ Meeting of May 19, 2022 set this amount at 1,050,000 euros.

At the beginning of every year, the Board of Directors sets the Directors’ compensation policy based on their corporate office for the fiscal year within the amount limit decided on by the Shareholders’ Meeting, and upon a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). Then it is put to the vote at the Shareholders’ Meeting (ex-ante "say-on-pay").

The Board of Directors set the Directors’ compensation policy at its meeting of February 14, 2024. The following elements were used as a scale for the 2024 fiscal year:

−    a fixed amount of 15,000 euros per Director per year, calculated prorata temporis where applicable;

−    an additional fixed amount of 5,000 euros for committee Chairmen per year, calculated prorata temporis where applicable;

−    an amount directly related to attendance and participation in the work of the Board and its committees, namely:

-     3,000 euros per meeting of the Board of Directors and the strategic seminar,

-     3,000 euros per meeting of the Audit Committee, the GCSERC and the Strategy and Technology Committee,

-     2,000 euros additional per committee meeting for the Chairmen of the committees.

The total amounts definitively allocated may not exceed the maximum amount set by the Shareholders’ Meeting, and consequently, these amounts may be reduced after cross multiplying once they are granted.

Corporate Officers who are also Directors will not be eligible for this compensation.

In addition, the Internal Guidelines of the Board of Directors provide for:

−    the creation of special committees, when the Board of Directors decides to assign, on an exceptional basis, a task to one (or several) of its members or one or several third parties, with the Board of Directors deciding the main characteristics of this task (Article 5);

−    the power for the Board of Directors to appoint a Lead Director from among the Independent Directors, as recommended by the GCSERC (such appointment becoming mandatory when the offices of the Chairman of the Board of Directors and the Chief Executive Officer are combined) (Article 10).

In this context, it is recommended that the following gauge be used:

−    in accordance with Article 5 of the Internal Guidelines of the Board, the Board of Directors will determine not only the special committees’ assignments, but also their compensation, if applicable, taking into account the type of assignment, its duration and the time needed to complete it;

−    a set annual amount for the Lead Director, if one is appointed, for his or her assignment, it being specified that compensation for members of the special committee, where applicable, or for the Lead Director, can be paid in the same form as the compensation allocated to Directors (e.g. "attendance compensation"), and in both cases, under the same conditions as relating to any maximum amount and reductions applying to sums allocated under compensation for Directors who are not Corporate Officers.

Directors elected by employees and Directors representing employee shareholders receive compensation for their activities under the same conditions and in the same manner as any other Director who is not a Corporate Officer.

Holding a corporate office in an Orange subsidiary: One of the independence criteria set out in the Afep-Medef Code is that Directors must not be an employee, executive Corporate Officer or Director of a consolidated subsidiary of the Company. For Directors who are not deemed independent under this Code, in 2016 Orange issued an Orange "governance policy" and a "Directors charter" under its internal "Orange Directors" program. As such, the Chief Executive Officer/Director and employee Directors who may hold a corporate office in a Group subsidiary included in the scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code will not receive any compensation in this respect.

The proposed compensation policy will apply from January 1, 2024, subject to approval by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024.

5.4.2.3     Other compensation

The following table sets out the prorata compensation paid, for the duration of their office over the fiscal year, to the Directors elected by employees and the Directors representing employee shareholders, excluding compensation for their activities as Directors who are not Corporate Officers (as mentioned above).

Gross amounts (in euros)	Amounts paid in 2023	Amounts paid in 2022
Thierry Chatelier (1)	151,393	65,322
Sébastien Crozier	219,833	218,884
Vincent Gimeno	126,092	114,098
Magali Vallée	45,592	42,305

N/A: Not Applicable.

(1)   Assumed office on July 13, 2022 to replace the incumbent director representing employee shareholders, Laurence Dalboussière, following her resignation.

This amount includes all compensation paid in respect of the 2023 fiscal year: gross salaries, bonuses (including annual variable compensation), benefits in kind, profit sharing and incentives (excluding any employer’s matching contribution as regards the last two items) and, where applicable, LTIP shares awarded.

The Directors elected by employees and the Directors representing employee shareholders are employed by Orange SA as civil servants or private company employees contractually covered by the French telecommunication collective bargaining agreement.

With the exception of this compensation, Directors who are not Corporate Officers receive no compensation other than that paid for their office.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his or her term.

5.4.3      Compensation of members of the Executive Committee

The Executive Committee’s members are described in Section 5.1.3. Executive Committee.

The overall gross amount, excluding employer social security contributions, of compensation due for the 2023 fiscal year from Orange SA and the controlled companies to all members of the Orange Executive Committee is 14,981,117 euros .

This amount includes all compensation due in respect of the 2023 fiscal year: gross salaries, bonuses (including annual variable compensation), benefits in kind, profit sharing and incentives (excluding any employer’s matching contribution as regards the last two items) and LTIP shares awarded.

For members who were not part of the Executive Committee for the full year 2023, compensation has been calculated prorata temporis for reasons of comparability.

The annual variable compensation taken into account for the members of the Executive Committee excluding Directors and Officers is the target amount for 2023 to be paid in 2024. For Directors and Officers, the variable portion included is the part due for 2023, to be paid in 2024.

The employment contracts of the members of the Executive Committee (excluding Corporate Officers), signed from January 1, 2015, include a clause providing for contractual severance pay not exceeding 15 months of salary based on total gross annual compensation (including any termination pay provided for by contractual agreements).

The "claw-back" mechanism (see Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers) for recovering certain incentive-based compensation shall apply to members of the Executive Committee, subject to compliance with applicable local laws, within the same timeframe.

The members of the Executive Committee do not receive any compensation for the corporate offices they hold in Orange subsidiaries.

They did not receive any stock options during the 2023 fiscal year, as Orange did not award any stock options to employees.

Executive Committee members also benefit from performance share plans (LTIP).

Under the LTIP 2021-2023, a maximum of 216,000 Orange shares were available for award to all Executive Committee members.

The Board of Directors, called upon to award free shares under the LTIP 2024-2026, which is the subject of the seventeenth resolution to be voted on by the Shareholders’ Meeting of May 22, 2024, will determine the maximum number of shares available to each member of the Executive Committee, subject to approval of said resolution, with the exception of the Chief Executive Officer for whom the maximum is voted on by the Shareholders’ Meeting under the ex-ante "say-on-pay" mechanism.

Stock options awarded to the top ten employees and options exercised by them

During the 2023 fiscal year, neither Orange SA nor any other Group company awarded any stock options to employees.

There have been no stock option plans in effect since 2017, when the last Orange SA stock option plan matured. Therefore, no stock options were exercised during the fiscal year.

6.       Shareholder Base and Shareholders’ Meeting

6.1 Share capital

6.1.1 Amount and history of the share capital

6.1.2 Securities giving access to the capital

6.1.3 Authorizations to carry out capital increases

6.1.4 Treasury shares - Share Buyback program

6.2 Major shareholders

6.2.1 Distribution of capital and voting rights

6.2.2 Direct or indirect control of Orange SA

6.3 Dividend distribution policy

6.4 Statutory information on shares and Shareholders’ Meetings

6.4.1 Rights, preferences and restrictions attached to shares

6.4.2 Actions necessary to modify shareholders’ rights

6.4.3 Rules for participation in and notice of Shareholders’ Meetings

6.4.4 Declarations of threshold crossing

6.5 Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024

6.6 Board of Directors’ Report on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024

6.7 Statutory Auditors’ Reports on resolutions and related party agreements

6.1     Share capital

6.1.1      Amount and history of the share capital

At December 31, 2023, the share capital of Orange SA was 10,640,226,396 euros. It was divided into 2,660,056,599 fully paid-up shares with a par value of 4 euros each. The share capital has not increased over the last two fiscal years.

6.1.2      Securities giving access to the capital

Under the terms of the settlement agreement signed in 2002 that ended the partnership with MobilCom to develop the mobile business in Germany, on March 3, 2003, Orange issued 430,705 perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros, for an overall amount of 6,073 million euros, reserved for members of the bank syndicate and for creditor equipment suppliers of MobilCom. At December 31, 2023, there were 44,880 TDIRAs outstanding with a total par value of 633 million euros. See also Note 13.4 TDIRAs to the Consolidated Financial Statements.

Potential issue of new shares

The table below shows the number of new shares that would be issued if all securities giving access to the capital outstanding at December 31, 2023 were converted or redeemed for shares and all stock options existing on the same date were exercised, as well as the number of shares that would comprise the Company’s capital following the issue of such shares.

	Corresponding shares	% of the capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	27,953,238	1.04
Stock options (2)	0	0
Subtotal	27,953,238	1.04
Capital as at December 31, 2023	2,660,056,599	98.96
Total	2,688,009,837	100

(1)   See Note 13.4 to the Consolidated Financial Statements.

(2)   See Section 5.4.1.2 History of stock option awards (Table 8) and Note 6.3 to the Consolidated Financial Statements.

Note 15.7 Earnings per share to the Consolidated Financial Statements (Section 3.3) presents the weighted average number of outstanding and dilutive shares, calculated in accordance with IAS 33 "Earnings per share."

6.1.3      Authorizations to carry out capital increases

The Orange SA Shareholders’ Meeting of May 23, 2023 approved various financial authorizations that delegated to the Board of Directors the authority to increase the capital of the Company by issue of shares or other securities, with or without preferential subscription rights (public tender offer, securities transfers, etc.) and subject to certain conditions (outside public tender offer periods for the Company’s securities, caps, etc.).

The Orange SA Shareholders’ Meeting of May 23, 2023 also delegated authority to the Board of Directors to carry out capital increases reserved for members of the Group savings plan.

Current delegations granted to the Board of Directors by the Shareholders’ Meeting in terms of capital increases and the use made of these delegations, are mentioned in Section 6.6 Board of Directors’ Report on the resolutions.

The Shareholders’ Meeting of May 22, 2024 will again be asked to authorize the Board of Directors to carry out capital increases (see Section 6.6 Board of Directors’ Report on the resolutions).

6.1.4      Treasury shares - Share Buyback program

The Shareholders’ Meeting of May 23, 2023 renewed the share Buyback program for 18 months within a limit of 10% of the share capital outstanding at the date of the Meeting. The Board of Directors’ Meeting of February 14, 2024 resolved to ask the Shareholders’ Meeting of May 22, 2024 to renew this authorization under the same conditions.

A description of the program for 2024 appears in the Board of Directors’ Report on the sixteenth resolution submitted to the Shareholders’ Meeting of May 22, 2024 (see Section 6.6 Board of Directors’ Report on the resolutions).

In addition, the liquidity contract relating to its shares and entered into by Orange with Rothschild Martin Maurel on February 11, 2019 was rolled over into 2023. The resources allocated to the liquidity account when the contract was implemented amounted to 950,000 Orange shares and 37,913,500 euros. At December 31, 2023, the liquidity account contained 1,000,000 Orange shares and 38,736,602 euros.

Summary of purchases and sales of treasury shares during the 2023 fiscal year

Objective of the purchases	Number of shares held at December 31, 2022	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at December 31, 2023	% of capital
Shares allocated to employees	1,285,171	1,300,000	10.8	921,026 (1)	-	1,664,145	0.06%
Liquidity contract	680,000 (2)	28,619,887	10.77	28,534,889	10.77	764,998 (3)	0.03%
Total	1,965,171	29,919,887		29,455,915		2,429,143	0.09%

(1)   Shares freely granted on expiration of the 2020-2022 LTIP and, in accordance with Article L. 225-197-3 of the French Commercial Code, to the heirs and assigns of beneficiaries of free share award plans who died or became incapacitated before the end of the plans’ vesting period.

(2)   Position at December 28, 2022 in order to take into account the two business days needed for transfer of ownership.

(3)   Position at December 27, 2023 in order to take into account the two business days needed for transfer of ownership.

6.2     Major shareholders

6.2.1      Distribution of capital and voting rights

Holder	December 31, 2023			December 31, 2022			December 31, 2021
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.56%	8.06%	254,219,602	9.56%	8.15%	254,219,602	9.56%	8.19%
French state	356,194,433	13.39%	20.88%	356,194,433	13.39%	21.10%	356,194,433	13.39%	21.22%
Total Public Sector	610,414,035	22.95%	28.94%	610,414,035	22.95%	29.25%	610,414,035	22.95%	29.41%
Group employees (2)	211,259,433	7.94%	12.73%	203,225,062	7.64%	11.55%	196,264,286	7.38%	10.81%
Treasury shares	2,429,143	0.09%	0.00%	1,965,171	0.07%	0.00%	2,009,500	0.07%	0.00%
Free float	1.835.953.988	69.02%	58.33%	1,844,452,331	69.34%	59.20%	1,851,368,778	69.60%	59.78%
Total	2,660,056,599	100%	100%	2,660,056,599	100%	100%	2,660,056,599	100%	100%

(1)   Public financing and investment group for businesses, resulting from the combination of OSEO, CDC Entreprises, FSI and FSI Régions.

(2)   Includes shares held as part of the Group savings plan, in particular through the Orange Actions and Orange Ambition International mutual funds, or directly by employees in registered form.

The public sector (the French State and Bpifrance Participations) and the Orange Actions mutual funds of the Group savings plan invested in Orange shares have double voting rights on their registered shares which they have held for over two years (see Section 6.4.1 Rights, preferences and restrictions attached to shares).

At December 31, 2023, the French State and Bpifrance Participations hold in concert 22.95% of the capital and 28.94% of the voting rights at Shareholders’ Meetings, taking into consideration the double voting rights.

At December 31, 2023, the mutual funds of the Group savings plan invested in Orange shares represented 7.38% of the Company’s capital and 11.83% of voting rights at Shareholders’ Meetings. The regulations governing the mutual funds state that voting rights attached to securities held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to cases where the Supervisory Boards must gather the prior opinions of holders, the Supervisory Boards decide whether or not to take securities held as fund assets to public tender or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code.

As of the date of this document, to Orange’s knowledge, no shareholder other than the French State, Bpifrance Participations and Group employees (in particular via the Orange Actions mutual fund) held, directly or indirectly, more than 5% of the capital or voting rights.

6.2.1.1     Changes in the distribution of capital held by major shareholders over the last three fiscal years

In the last three fiscal years, the Company has bought and sold treasury shares and, in particular, in December 2023 it bought 1,300,000 treasury shares under its 2023 share Buyback program (see Section 6.1.4 Treasury shares - Share Buyback program). These purchases were made to meet obligations related to employee share allocation programs. To Orange’s knowledge, there has been no major change in the distribution of capital and voting rights since December 31, 2023.

6.2.1.2     Information on shareholders’ agreements

On February 23, 2016, the French Financial Markets Authority (Autorité des marchés financiers - AMF) was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing their existing concerted action with respect to their shareholdings in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

1.    consult on voting on resolutions put to the Shareholders’ Meeting, with a commitment to exchange respective views and seek a common position on resolutions, without being under any obligation to reach a joint position;

2.    consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

6.2.1.3     Additional information on the distribution of the free float

Orange regularly identifies its shareholders, notably via the procedure known as "Identifiable Bearer Securities" (IBS). At December 19, 2023, institutional investors held 62.16% of the capital (down 0.39 points compared with 2022) and individual investors held 6.86% (up 0.07 points compared with 2022).

Geographical distribution of institutional investors at December 19, 2023

France	26%
United Kingdom	19%
Other European countries	17%
Europe total	62%
North America	34%
Rest of the world	4%
Total	100%

Source: IBS survey.

6.2.2      Direct or indirect control of Orange SA

As of the date of this document, the public sector (French State and Bpifrance Participations) has three representatives out of a total of 15 members on the Board of Directors of Orange (see Section 5.1.1 Board of Directors).

Orange’s major shareholder is the public sector: the French State, which, in concert with Bpifrance Participations, held 22.95% of the share capital and 28.94% of voting rights at December 31, 2023. As is the case with all Orange’s shareholders, these shares carry double voting rights when held in registered form for over two years (see Section 6.2.1.2 Information on shareholders’ agreements and Section 6.2.1 Distribution of capital and voting rights above). While not giving it as such the ability to exercise control over the Company, this level of holding could, based on the attendance rate at Shareholders’ Meetings in the past, allow the public sector to block the adoption of resolutions requiring a qualified majority vote by the shareholders.

In light of the recommendations of the Afep-Medef Code, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises seven Independent Directors, one of whom serves as Chairman (see Section 5.2 Operation of the management and supervisory bodies). Orange therefore feels there is no risk that the French State may exercise control in an abusive manner.

No other natural or legal persons exercise or could exercise control over Orange, either directly or indirectly, or individually, jointly or in concert.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

6.3     Dividend distribution policy

The Shareholders’ Meeting of May 23, 2023 decided on the distribution of a dividend of 0.70 euros per share for the fiscal year 2022. Taking into account the 0.30-euro interim dividend paid on December 7, 2022, the balance of the dividend distributed by the Shareholders’ Meeting was 0.40 euros per share and was paid in cash on June 7, 2023.

On July 25, 2023, the Board of Directors decided on the distribution of an interim dividend of 0.30 euros per share in respect of 2023. The interim dividend was paid in cash on December 6, 2023.

In line with the solid growth in its organic cash flow, Orange intends, subject to shareholders’ approval, to increase its dividend to 0.72 euros per share for fiscal year 2023 (including the distribution of an interim dividend of 0.30 euros per share in December 2023) and to reach a new floor of 0.75 euros per share in respect of the 2024 fiscal year.

Past dividend payments

Fiscal year	2022	2021	2020	2019	2018
Dividend per share (in euros)	0.70	0.70	0.90	0.50	0.70

6.4     Statutory information on shares and Shareholders’ Meetings

6.4.1      Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share entitles its holder to vote and be represented in the Shareholders’ Meetings in accordance with the provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for Orange shareholders. However, in accordance with the law, double voting rights are automatically granted to all shares held in registered form by the same holder for at least two years.

The shareholders are only liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or failing this, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option of payment of the dividends either in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit thus defined.

Dividends not claimed within five years after the payment date revert to the French State.

Disposal and transfer of shares

Shares are freely tradable, subject to applicable legal and regulatory provisions. They are registered in a share account and are transferred by means of a transfer order from account to account.

6.4.2      Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

6.4.3      Rules for participation in and notice of Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are fully paid-up and for whom a right to attend Shareholders’ Meetings has been established by registration of their shares in an account in the name either of the shareholder or of the intermediary holding their account, where the shareholder is not resident in France, by midnight (Paris time) on the second business day preceding the Meeting.

The shares must be registered within the time limit specified above, either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by an authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunication which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of the quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and voting of these shareholders at the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote remotely or grant a proxy to any other natural or legal person of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their ballot or proxy, either in hard copy or via electronic means, no later than 3.00 pm (Paris time) on the day before the Shareholders’ Meeting. Transmission methods are specified by the Board of Directors in the meeting notice and the convocation notice.

Shareholders voting remotely, within the time limit specified in the Bylaws, by means of the ballot provided by the Company to shareholders, are deemed present or represented at the Meeting.

The remote or proxy ballots and the certificate of attendance may be completed in electronic format duly signed under the conditions provided for in the applicable laws and regulations. For this purpose, the ballot can be filled in and electronically signed directly on the website established by the organizer of the Meeting.

Shareholders not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing this, by the Statutory Auditors, or by any person authorized for this purpose. Meetings are held at the headquarters or at any other location indicated in the convocation notice. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be convened at least ten days in advance in the same manner as the first.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are called to make any and all decisions that do not amend the Bylaws. An Ordinary Shareholders’ Meeting is convened at least once a year within six months of the end of each fiscal year in order to approve the Statutory Financial Statements and Consolidated Financial Statements for the fiscal year in question or, in the case of postponement, within the period established by court order. When convened for the first time, the Meeting only validly deliberates if the shareholders present or represented by proxy or voting remotely represent at least one-fifth of the shares with voting rights. When the Meeting is convened for the second time, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy or voting remotely.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases by capitalization of reserves, profits or premiums, the Extraordinary Shareholders’ Meeting only validly deliberates if the shareholders present, represented by proxy or voting remotely represent at least one-fourth of all shares with voting rights when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was convened. Subject to the same condition, the second Meeting makes decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting remotely.

6.4.4      Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any natural or legal person, acting alone or in concert with others, that acquires, directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, no later than before the close of trading on the fourth trading day following the day such threshold is crossed, to declare to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such natural or legal person holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question are stripped of the voting rights attached to any securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

6.5     Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024

The draft resolutions presented below were approved by the Board of Directors at meeting of February 14, 2024. Additional draft resolutions may be included in the agenda of the Shareholders’ Meeting pursuant to Article L. 225-105 of the French Commercial Code.

The final draft of the resolutions put to the vote at the Shareholders’ Meeting will be published on the website at www.orange.com, under the heading Group/Finance/Shareholders’ Meeting, and in the notice provided for in Article R. 225-66 of the French Commercial Code.

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

Approval of the Statutory Financial Statements for the fiscal year ended December 31, 2023

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Management Report and the Statutory Auditors’ Report, approves the Statutory Financial Statements presented for the fiscal year ended December 31, 2023, as well as the transactions reflected in those financial statements and summarized in those reports. It approves the profit of 2,036,498,101.60 euros for this fiscal year.

Second resolution

Approval of the Consolidated Financial Statements for the fiscal year ended December 31, 2023

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Management Report and the Statutory Auditors’ Report on the Consolidated Financial Statements, approves the Consolidated Financial Statements presented for the fiscal year ended December 31, 2023, as well as the transactions reflected in those financial statements and summarized in those reports.

Third resolution

Allocation of income for the fiscal year ended December 31, 2023, as stated in the Statutory Financial Statements

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Management Report and the Statutory Auditors’ Report on the Statutory Financial Statements:

(i)    notes that, in view of the profit for the fiscal year of 2,036,498,101.60 euros and retained earnings of 5,352,936,198.94 euros (before accounting for the interim dividend provided for in (iii) below), the distributable profit amounts to 7,389,434,300.54 euros;

(ii)   resolves to pay a dividend of 0.72 euros per share to shareholders and to allocate the balance to "Retained earnings";

(iii)  notes that, in view of the interim dividend of 0.30 euros per share paid on December 6, 2023, the balance of the dividend to be paid amounts to 0.42 euros per share.

The ex-dividend date is June 4, 2024; the balance of the dividend will be paid on June 6, 2024.

The Shareholders’ Meeting grants full powers to the Board of Directors to determine the total dividend amount, in particular considering the number of treasury shares at the payment date, and, consequently, to determine the amount of the balance of the distributable profit that will be allocated to the "Retained earnings" account.

It should be noted that the balance of the dividend to be paid is eligible in the gross amount received for the 40% tax allowance under the conditions set out in paragraph 2 of section 3 of Article 158 of the French General Tax Code, applicable to individuals residing in France for tax purposes.

Dividends paid in respect of the last three fiscal years were as follows:

Fiscal year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2020	2,659,279,906	0.90 euros	100%
2021	2,658,638,101	0.70 euros	100%
2022	2,659,411,292	0.70 euros	100%

Fourth resolution

Agreements provided for in Articles L. 225-38  et seq. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Statutory Auditors’ Special Report on the agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code, takes note of the conclusions of said report and approves the new agreement authorized and entered into during the fiscal year ended December 31, 2023.

Fifth resolution

Reappointment of Ms. Christel Heydemann as director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that Ms. Christel Heydemann’s term of office is due to expire at the end of this Shareholders’ Meeting, and based on the recommendation of the Board of Directors and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to renew her term of office for four years, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2027.

Sixth resolution

Reappointment of Mr. Frédéric Sanchez as independent director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that Mr. Frédéric Sanchez’s term of office is due to expire at the end of this Shareholders’ Meeting, and based on the recommendation of the Board of Directors and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to renew his term of office for four years, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2027.

Seventh resolution

Appointment of the director representing employee shareholders

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to appoint Mr. Thierry Chatelier, as director representing employee shareholders, with Ms. Mireille Garcia, as his replacement, for a four-year term, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2027.

Eighth resolution

Appointment of Deloitte & Associés as sustainability reporting auditor

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having taken note of the provisions of Articles L. 821-40 and L. 821-44 of the French Commercial Code and of Article 38 of Government Order No. 2023-1142 of December 6, 2023, which give the Shareholders’ Meeting the power to appoint the auditor responsible for sustainability reporting assurance, resolves to appoint, for a three-year term, the firm Deloitte & Associés, 6 place de la Pyramide, 92908 Paris la Défense cedex, France, as sustainability reporting auditor, within the meaning of the French Commercial Code, for the Company and for the Orange group. This appointment will end at the same time as its appointment as Statutory Auditor of the Company, i.e. at the end of the Ordinary Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

Ninth resolution

Appointment of KPMG as sustainability reporting auditor

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having taken note of the provisions of Articles L. 821-40 and L. 821-44 of the French Commercial Code and of Article 38 of Government Order No. 2023-1142 of December 6, 2023, which give the Shareholders’ Meeting the power to appoint the auditor responsible for sustainability reporting assurance, resolves to appoint, for a three-year term, the firm KPMG, 2 avenue Gambetta Tour Eqho, 92066 Paris la Défense cedex, France, as sustainability reporting auditor, within the meaning of the French Commercial Code, for the Company and for the Orange group. This appointment will end at the same time as its appointment as Statutory Auditor of the Company, i.e. at the end of the Ordinary Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

Tenth resolution

Approval of the information mentioned in respect of the Compensation Policy in Article L. 22-10-9 I. of the French Commercial Code, pursuant to Article L. 22-10-34 I. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 I. of the French Commercial Code, the information mentioned in Article L. 22-10-9 I. of the French Commercial Code, as presented in Sections 5.4.1 and 5.4.2 of the Company’s 2023 Universal Registration Document.

Eleventh resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2023 or allocated in respect of the same fiscal year to Ms. Christel Heydemann, Chief Executive Officer, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2023 or allocated in respect of the same fiscal year to Ms. Christel Heydemann, Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2023 Universal Registration Document.

Twelfth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2023 or allocated in respect of the same fiscal year to Mr. Jacques Aschenbroich, Chairman of the Board of Directors, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2023 or allocated in respect of the same fiscal year to Mr. Jacques Aschenbroich, Chairman of the Board of Directors, as presented in Section 5.4.1.2 of the Company’s 2023 Universal Registration Document.

Thirteenth resolution

Approval of the 2024 compensation policy for the Chief Executive Officer, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to Article L. 22-10-8 II. of the French Commercial Code, approves the 2024 compensation policy for the Chief Executive Officer by virtue of her office, as detailed in Section 5.4.1.3 of the Company’s 2023 Universal Registration Document.

Fourteenth resolution

Approval of the 2024 compensation policy for the Chairman of the Board of Directors, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to Article L. 22-10-8 II. of the French Commercial Code, approves the 2024 compensation policy for the Chairman of the Board of Directors by virtue of his office, as detailed in Section 5.4.1.3 of the Company’s 2023 Universal Registration Document.

Fifteenth resolution

Approval of the 2024 compensation policy for directors, pursuant to Article L. 22-10-8  of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to Article L. 22-10-8 II. of the French Commercial Code, approves the 2024 compensation policy for Directors by virtue of their office, as detailed in Section 5.4.2.2 of the Company’s 2023 Universal Registration Document.

Sixteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Company shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report, authorizes the Board of Directors, pursuant to Articles L. 22-10-62 et seq. and L. 225-210 et seq. of the French Commercial Code, to purchase Company shares, within a limit of 10% of the share capital existing on the date of this Shareholders’ Meeting, under the following conditions:

−    the maximum purchase price shall not exceed 24 euros per share, it being specified that in the event of transactions on the capital, in particular the capitalization of reserves followed by the issue and free award of shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

−    the maximum amount of funds allocated to the share Buyback program is 6,384,135,837.60 euros;

−    purchases carried out by the Company pursuant to this authorization may under no circumstances cause it to hold, directly or indirectly, at any time, more than 10% of the shares composing the share capital;

−    purchases or transfers of shares may be carried out at any time, in accordance with applicable legal and regulatory provisions. However, the Board of Directors may not, unless prior authorization is obtained from the Shareholders’ Meeting, make use of this delegation of authority from the date of the filing by a third party of a public tender offer for the Company shares, until the end of the offer period;

−    purchases or transfers of shares may be carried out by any means, in accordance with the conditions provided for by law, in particular on regulated markets, organized multilateral trading facilities or over-the-counter, including through block disposals or purchases or the use of derivatives traded on regulated markets;

−    this authorization is valid for a period of 18 months.

These share purchases may be carried out for any purpose permitted by law, the objectives of this share Buyback program being:

(i)    to fulfill obligations related to:

a.  stock option plans and other allocations of shares to the employees of the Company or affiliates, and in particular to allocate shares to employees of the Company and the entities in its Group as part of (i) the Company’s profit-sharing scheme, (ii) any share purchase, call option or free share award plan benefiting all or certain employees and Directors and Officers, or (iii) any Orange group employee shareholding plan (including any disposal of shares provided for in Article L. 3332-24 of the French Labor Code), and to carry out any transactions necessary to cover the requirements of these plans,

b.  securities giving access to the Company shares (including all transactions necessary to cover the Company’s obligations relating to these securities), including securities subscribed for by employees or former employees of the Company and the entities in its Group;

(ii)   to ensure the liquidity of the Company’s share pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) Decision no. 2021-01 of June 22, 2021;

(iii)  to keep shares for subsequent delivery in exchange or as payment within the framework of potential external growth transactions;

(iv)  to reduce the capital of the Company in accordance with the nineteenth resolution of this Shareholders’ Meeting, subject to its adoption; and

(v)   to carry out any market practice that may be authorized by the French Financial Markets Authority and, more generally, perform any other transaction in accordance with the laws and regulations in force. In such a situation, the Company will inform its shareholders by way of a press release.

The Shareholders’ Meeting grants full powers to the Board of Directors, with the power to delegate in accordance with the conditions provided for by law, to decide on and implement this authorization, to clarify its terms and to decide on the relevant procedures, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares vested for the different objectives sought, and make all declarations to all organizations and, generally, take all necessary measures.

The unused portion of the delegation of authority granted pursuant to the nineteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023 is hereby terminated with immediate effect.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

Seventeenth resolution

Authorization granted to the Board of Directors to award free Company shares to Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, pursuant to Articles L. 225-197-1 et seq. and L. 22-10-59 et seq. of the French Commercial Code, authorizes the Board of Directors, on one occasion and under conditions that it shall determine, within the limits set in this authorization, to allocate existing or new free Company shares to Executive Corporate Officers (within the meaning of Article L. 225-197-1 II. of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code.

This authorization is granted for a period of 12 months as from this Shareholders’ Meeting.

The total number of free shares allocated pursuant to this resolution will not represent more than 0.12% of the Company’s capital as of the date of this Shareholders’ Meeting, it being specified that the total number of free shares allocated to the Company’s Executive Corporate Officers pursuant to this resolution may not exceed 100,000 shares.

The Shareholders’ Meeting resolves that any award decided by the Board of Directors under this resolution will be subject to the achievement of the following performance conditions, as these conditions may be specified by the Board of Directors.

The performance conditions are as follows:

−    the amount of the Group’s organic cash flow (40% of the final vesting amount), the achievement of the target being assessed at the end of a three-year period (including the year in which the free shares are allocated) in relation to the organic cash flow target set for this multi-year period as previously approved by the Board of Directors;

−    the Orange Total Shareholder Return (TSR) (30% of the final vesting amount), which will be assessed:

-     by comparing the Orange TSR with the TSRs of a panel of European groups in the telecommunication sector included in the Stoxx Europe 600 Telecommunications benchmark index (or any other index that might replace it) at the end of a three-year period (including the year in which the free shares are allocated),

-     by comparing the average share price of Orange and of the companies in the panel between September 1, 2023 and December 31, 2023 (with dividends reinvested) (i.e. 10.93 euros for Orange) and the average share price of Orange and of these companies between September 1, 2026 and December 31, 2026 (with dividends reinvested),

-     based on Orange’s position relative to this comparison. Ranking at the median of the panel including Orange will result in 100% of the final vesting amount for this criterion;

−    the increase in the proportion of renewable energy in electricity consumption (20% of the final vesting amount) and the increase in the proportion of women in the Group’s management networks (10% of the final vesting amount), the achievement of which will be assessed in both cases at the end of a three-year period (including the year in which the free shares are allocated), in order to support the Orange group’s corporate social and environmental responsibility ambition.

The Board of Directors will determine the duration of the vesting period, which may not end before March 31, 2027 and in no case may it be less than two years, without a minimum mandatory lock-up period for beneficiaries.

However, the Company’s Executive Corporate Officer beneficiaries must hold at least 50% of the shares they receive until the end of their terms of office.

In the event that a beneficiary becomes incapacitated, as determined by law, the final vesting of the shares may occur before the end of the vesting period.

In the event that the allocation pursuant to this resolution takes the form of existing shares, those shares will be purchased by the Company as part of the share Buyback program authorized in the sixteenth resolution submitted to this Shareholders’ Meeting pursuant to Article L. 22-10-62 of the French Commercial Code or as part of any share Buyback program previously or subsequently applicable.

The Shareholders’ Meeting acknowledges and resolves, as necessary, that this authorization entails the waiver by shareholders of any rights over the free shares allocated on the basis of this resolution, in favor of the beneficiaries of the share allocation.

The Shareholders’ Meeting grants full powers to the Board of Directors to:

−    decide the apportionment of the free share allocation between existing and new shares;

−    specify the conditions and, where applicable, the criteria for the allocation of shares, in particular the percentage of shares to be allocated based on (i) the amount of the Group’s organic cash flow, (ii) the increase in the proportion of renewable energy in electricity consumption, and (iii) the proportion of women in the Group’s management networks, depending on whether or not the respective targets are met;

−    determine the panel of European groups in the telecommunication sector used to assess the TSR performance condition;

−    set, under the legal conditions and limits or the conditions and limits of this resolution, the date on which the free shares will be allocated, the dates for assessing the performance conditions and the duration of the vesting period;

−    identify the beneficiaries, the number of performance shares granted to each, and the terms and conditions for allocation and delivery of the shares and the continuous service condition applicable to beneficiaries;

−    decide the conditions under which the number of performance shares granted will be adjusted; and

−    more generally, sub-delegate within the limits prescribed by law, enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary measures.

The unused portion of the delegation of authority granted pursuant to the twenty-seventh resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023 is hereby terminated with immediate effect.

Eighteenth resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates to the Board of Directors, for a period of 18 months, the authority to issue, on one or more occasions, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, reserved for members of Company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code allows a reserved capital increase under similar conditions) set up within the Company or its Group.

For the purpose of this authorization, Group shall mean the Company and French or foreign businesses falling within the consolidation scope of the Company’s financial statements in accordance with Articles L. 3344-1 and L. 3344-2 of the French Labor Code.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issues carried out pursuant to this delegation is set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares will be equal to the average quoted share price during the 20 trading days preceding the date of the decision establishing the opening date of subscriptions, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors may reduce this discount if it deems appropriate.

The Board of Directors may allocate, free of charge, to the aforementioned beneficiaries, in addition to shares to be subscribed for in cash, existing or new free shares, which need not be of the same type as the shares to be subscribed for in cash, as a replacement for all or part of the aforementioned discount and/or employer’s contribution (where applicable, for the unilateral contribution), it being understood that the benefit resulting from this allocation cannot exceed the applicable legal or regulatory limits. The nominal amount of any immediate or future capital increase resulting from the allocation of shares will be charged against the cap referred to above (200 million euros).

The Shareholders’ Meeting resolves to waive the shareholders’ preferential subscription rights to securities to be issued pursuant to this delegation in favor of the aforementioned beneficiaries, the said shareholders waiving any right to the free securities allocated under this delegation (including the portion of reserves, profits or premiums capitalized on account of the allocation of said securities pursuant to the present delegation).

The Shareholders’ Meeting acknowledges that this delegation entails the waiver by shareholders of their preferential subscription rights to shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the power to delegate in accordance with the conditions provided for by law, shall have full powers for the purpose of implementing this delegation and in particular to:

−    determine the characteristics, amount and terms of each securities issue;

−    determine that the issues may be made directly in favor of the beneficiaries or through the intermediary of Undertakings for Collective Investment in Transferable Securities (UCITS) for employee savings plans or equivalent entities;

−    decide the list of companies or groups whose employees and former employees may subscribe for issued shares;

−    determine the nature and terms and conditions of the capital increase, as well as the terms of issue;

−    acknowledge the completion of the capital increase;

−    determine, where applicable, the amount of the sums to be capitalized up to the limit set above, the equity account(s) from which they will be drawn as well as the date from which the shares thus issued will bear dividend rights;

−    if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to such increases and take from this amount such sums as required to bring the statutory reserve account to one-tenth of the new capital after each increase; and

−    take all necessary measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to the listing of the securities issued, and amend the Bylaws in relation to these capital increases, and generally do whatever is necessary.

The unused portion of the delegation of authority granted pursuant to the twenty-eighth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023 is hereby terminated with immediate effect.

Nineteenth resolution

Authorization of the Board of Directors to reduce the capital through the cancellation of shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report,

−    delegates full powers to the Board of Directors for a period of 18 months to cancel, on one or more occasions, within a limit of 10% of the Company’s share capital per 24-month period, all or some of the Company shares purchased under the share Buyback programs authorized by the sixteenth resolution submitted to this Shareholders’ Meeting or under share Buyback programs authorized prior or subsequent to the date of this Shareholders’ Meeting;

−    resolves that the surplus of the purchase price of the shares over their par value will be charged to the "Share premiums" account or to any account of available reserves, including the statutory reserve, within a limit of 10% of the capital reduction carried out;

−    delegates full powers to the Board of Directors, with the power to delegate in accordance with the conditions provided for by law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging and amend the Bylaws accordingly, to carry out all legal or administrative formalities, and, more generally, to take all useful or necessary actions to implement this authorization.

The unused portion of the delegation of authority granted pursuant to the thirtieth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023 is hereby terminated with immediate effect.

Twentieth resolution

Powers for formalities

The Shareholders’ Meeting confers full powers on the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided for under current law.

6.6     Board of Directors’ Report on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 22, 2024

Presentation of resolutions within the competence of the Ordinary Shareholders’ Meeting

First and second resolutions

Approval of the Statutory Financial Statements and Consolidated Financial Statements

Under the terms of the first and second resolutions, the Shareholders’ Meeting is asked to approve the Statutory Financial Statements of the Company as well as the Consolidated Financial Statements of the Group at December 31, 2023.

It is hereby specified with respect to fiscal year 2023 that the costs or expenses provided for in Article 39-4 of the French General Tax Code amounted to 2,819,541 euros and the tax related thereto to 728,288 euros.

Third resolution

Allocation of income and approval of dividend amount

It is the responsibility of the Shareholders’ Meeting to approve the allocation of income for fiscal year 2023 and payment of a dividend to shareholders.

With distributable profit at December 31, 2023 of 7.4 billion euros, taking into account the profit from fiscal year 2023 of 2.0 billion euros and retained earnings of 5.4 billion euros (before accounting for the interim dividend paid on December 6, 2023), your Company has a very strong balance sheet, significant reserves and the cash resources to pay dividends. It should also be noted that the statutory reserve is already equal to the minimum required and therefore does not require any additional funds.

The Board of Directors has decided to propose a dividend of 0.72 euros per share. Subject to the approval of this payment by the Shareholders’ Meeting, and in view of the payment of an interim dividend of 0.30 euros per share on December 6, 2023, the balance of the dividend to be paid is 0.42 euros per share. It will be paid in cash.

This balance will be paid on June 6, 2024 to holders of shares entitled to receive a dividend, i.e. those holding Orange shares with dividend rights for fiscal year 2023 on the ex-dividend date (in France, that being two business days before the payment date, i.e. June 4, 2024).

The interim dividend paid on December 6, 2023 amounted to 797,869,598.70 euros and, based on the number of shares with dividend rights at December 31, 2023, the total amount of the balance of the dividend was 1,116,203,531.52 euros. Treasury shares do not have dividends.

As the number of shares with dividends may change up until the payment date, the Shareholders’ Meeting grants full powers to the Board of Directors to determine the final total amount of the dividend, plus the balance of distributable profit and, consequently, the amount to be entered under "retained earnings."

Pursuant to Article 117-quater of the French General Tax Code, natural persons domiciled in France for tax purposes are subject to a flat-rate tax on dividends received (currently 12.8%), plus the contribution provided for in Article L. 136-7 of the French Social Security Code (currently 17.2%). However, as an express and irrevocable option, such natural persons may request that the dividend be included in their overall income under the conditions provided for in paragraph 2 of Article 200 A of the French General Tax Code in order to benefit from the 40% tax allowance pursuant to Article 158-3-2 of the French General Tax Code.

The table below summarizes the amount of dividends paid with respect to the last three fiscal years, which were fully eligible for the tax allowance provided for in Article 158-3-2 of the French General Tax Code:

Fiscal year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2020	2,659,279,906	0.90 euros	100%
2021	2,658,638,101	0.70 euros	100%
2022	2,659,411,292	0.70 euros	100%

Fourth resolution

Agreements provided for in Articles L. 225-38  et seq. of the French Commercial Code

The fourth resolution asks the Shareholders’ Meeting, having reviewed the Statutory Auditors’ Special Report on regulated agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code, to approve a new agreement entered into by your Company.

At its meeting of June 28, 2023, the Board of Directors authorized the entry into an agreement for exclusive negotiations between Orange SA and BNP Paribas relating, among others, to the referral of Orange Bank’s customers, the takeover of Orange Bank’s business in Spain, and the development of a partnership to finance handsets in France and Spain. The purpose of this agreement is to continue, within an exclusive framework and in the context of the potential gradual winding down of Orange Bank’s business, the assessment and analysis of:

(i)    a solution that offers Orange Bank’s customers an alternative to terminating their banking relationship, through a referral to Hello Bank, under negotiated terms and conditions;

(ii)   the takeover of the banking business in Spain, commitments to support Orange Bank employees, and any additional financing; and

(iii)   a strategic partnership to develop financial services.

The details of this regulated agreement can be found in the Statutory Auditors’ Special Report (Section 6.7 of the Company’s 2023 Universal Registration Document).

As such, Mr. Jacques Aschenbroich did not participate in the Board of Directors’ deliberations on this agreement and will not participate in the vote on the fourth resolution proposed at the Shareholders’ Meeting pursuant to Article L. 225-40 of the French Commercial Code.

With regard to previous fiscal years, no regulated agreements remained in effect in fiscal year 2023.

Fifth resolution

Reappointment of Ms. Christel Heydemann as director

Christel Heydemann’s term of office as director expires at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2023.

You are asked to reappoint her under the conditions provided for in Article 13 of the Bylaws for a four-year term, i.e. until the end of the 2028 Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2027.

Ms. Christel Heydemann has simultaneously held the office of Chief Executive Officer since April 4, 2022, for a term equal to that of the Chairman of the Board of Directors, i.e. until the end of the Shareholders’ Meeting to be held in 2026 to approve the financial statements for the fiscal year ending December 31, 2025.

The meeting of Orange’s Board of Directors of February 14, 2024 decided in favor of reappointing Christel Heydemann as Director of Orange.

The Board thus reaffirmed its position that her role as director is a useful and necessary complement to her position as Chief Executive Officer. It allows the Chief Executive Officer to join her peers around the Board’s table, and the Board to benefit from her presence.

A detailed biography of Christel Heydemann can be found in Section 5.1.1 of the Company’s 2023 Universal Registration Document.

Christel Heydemann has served on the Board of Directors since July 26, 2017.

Christel Heydemann, born in 1974, was appointed Chief Executive Officer of the Orange group on April 4, 2022. She began her career in 1997 at Boston Consulting Group. In 1999, she joined Alcatel where she held various management positions. In 2011, she was promoted to Director of Human Resources and Transformation and member of the Executive Committee. She joined Schneider Electric in 2014. In 2017, she became Executive Director France Operations of Schneider Electric and member of Schneider Electric’s Executive Committee. In 2021, she was named Director Europe Operations, a position she held until the beginning of 2022 when she became Chief Executive Officer of the Orange group, having served as a member of its Board of Directors since 2017. She is a graduate of École Polytechnique and École Nationale des Ponts et Chaussées. Christel Heydemann is an Officer of the French Order of Merit and a Knight of the French Legion of Honor. She is a French national.

Christel Heydemann owns 1,000 Company shares as of the date of this report.

Sixth resolution

Reappointment of Mr. Frédéric Sanchez as independent director

Frédéric Sanchez’s term of office expires at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2023. You are asked to reappoint him under the conditions provided for in Article 13 of the Bylaws for a four-year term, i.e. until the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2027.

Frédéric Sanchez’s independence was reviewed by the Board of Directors at its meeting of February 14, 2024 as part of the annual review of directors’ independence and in order to draft resolutions regarding their reappointment.

A detailed biography of Frédéric Sanchez can be found in Section 5.1.1 of the Company’s 2023 Universal Registration Document.

Frédéric Sanchez has served on the Board of Directors since May 19, 2020 (i.e. four years as at the close of the 2024 Annual Shareholders’ Meeting).

Frédéric Sanchez, born in 1960, is Chairman of the Fives group. He began his career at Renault in 1985 in Mexico and the US, before joining Ernst & Young as Senior Manager in late 1987. In 1990, he joined the Fives-Lille group, where he held various positions before becoming Chief Financial Officer in 1994, then Chief Executive Officer in 1997, and finally Chairman of the Management Board in 2002. Fives - the new name of Compagnie de Fives-Lille since 2007 - became a simplified joint stock company (société par actions simplifiée - SAS) in 2018, headed by Frédéric Sanchez as Chairman. Under his leadership, Fives has accelerated its development by strengthening its international presence and portfolio of activities through major acquisitions and the opening of regional offices in Asia, Latin America and the Middle East. In addition, Frédéric Sanchez is Chairman of MEDEF International, and Chairman of the France-United Arab Emirates and France-Japan business councils of MEDEF International. He is also a member of the Supervisory Boards of STMicroelectronics NV and Théa Holding SAS, and a Director of Bureau Veritas SA and Compagnie des Gaz de Pétrole Primagaz SAS. Finally, he is Honorary Co-Chairman of the Alliance Industrie du Futur (Industry of the Future Alliance) and Chairman of the Solutions industrie du futur (Solutions for the Industry of the Future - SIF) sector of the Conseil national de l’industrie (National Industry Council - CNI). Frédéric Sánchez is a graduate of the École des Hautes Études Commerciales (HEC) and Institut d’Études Politiques in Paris (1985), and holds a post-graduate diploma in Economics from the University of Paris-Dauphine (1983). He is a French national.

Frédéric Sanchez owns 1,000 Company shares as at the date of this report.

Seventh resolution

Appointment of the director representing employee shareholders

The term of office of Thierry Chatelier, the director representing employee shareholders who was elected by the Shareholders’ Meeting of May 19, 2020 to replace Laurence Dalboussière, expires at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2023.

In accordance with Article 13.3 of the Company’s Bylaws, only one candidacy is put before the Shareholders’ Meeting. The candidate for election as director representing employee shareholders is appointed through a single consultation of all the shareholders referenced in Article L. 225-102 of the French Commercial Code, including any company mutual funds in which more than one-third of the assets are composed of Company shares.

The Board of Directors’ meeting of July 25, 2023, in accordance with the above-mentioned article of the Company’s Bylaws, delegated authority to its Chairman to set the procedures for organizing and conducting this election. After establishing the procedure, the Chairman may sub-delegate implementation to any person of his choice.

Each candidacy is presented along with that of a replacement who would perform the duties of the appointed director should that position become vacant. It should be noted that, since the law on the action plan for the growth and transformation of companies (the PACTE Act) of 2019, the director representing employee shareholders is no longer taken into account for the purpose of calculating gender balance on Boards of Directors.

Following the first round of this election held from January 22 to 26, 2024 and the second round from February 5 to 9, 2024, Mr. Thierry Chatelier, with Ms. Mireille Garcia as his replacement, is the pairing who obtained the highest number of votes in the second round.

The annulment of this second round of elections was requested in Court on the grounds that irregularities had occurred. The proceedings are ongoing with no indication as to when a decision will be rendered.

The Board of Directors, which met on March 27, 2024, had a lengthy discussion on the difficulties encountered and was presented with information aimed at clarifying the proposal for the pairing of candidates to be presented to the Annual General Meeting. In light of the information presented and in its possession at the time of the discussions, the Board of Directors proposes to appoint the pairing who obtained the highest number of votes in the second round, Mr. Thierry Chatelier as director representing employee shareholders, with Ms. Mireille Garcia as his replacement, for a four-year term, i.e. until the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2027.

Thierry Chatelier, born in 1975, is a member of the Supervisory Board of the FCPE Orange Actions mutual fund. He has 20 years of experience in the telecommunications industry. A specialist in hyper frequencies and a graduate of the University of Limoges, he began his career working internationally, first for Global One, then for Equant, where he helped build France Télécom’s seamless network. He joined the Orange Business Services teams where he held several positions in customer relations and sales. In 2015, he was seconded to Orange Horizons where was in charge of institutional relations, and at the same time became involved in trade union activities. He is secretary of the Orange SCE works council. Since 2017 he has been in charge of joint-innovation and business development projects. He is a French national.

Mireille Garcia, born in 1966, is Managing Director of subsidiaries rolling out fibre as a public initiative since 2016. Mireille Garcia joined France Telecom in 1991 as Accounting Director, and has subsequently held various management positions, including Finance Director of a regional division and Director of Network Performance Strategy. She has contributed to the development of broadband and the "conquest 2015" strategy. Mireille Garcia is actively involved in the region’s economic life, as a director of a business association and as member of the "Fonds d’Amorçage Régional". She also spent 14 years at the CCI, where she chaired the commission on business creation and business transfers. She has been a consultative advisor to the Banque de France since 2011. Mireille Garcia holds a degree in Economic Science and a degree in Accounting and Finance and trained at CEDEP Executive Insead. She is a French national.

Should the position of director representing employee shareholders become vacant for any reason, his or her replacement will immediately take up those duties for the remainder of his or her predecessor’s term. Should the replacement’s seat become vacant, a new consultation will be held as soon as possible under the conditions set by the Bylaws.

Eighth and ninth resolutions

Appointment of Deloitte & Associés and KPMG as sustainability reporting auditors

The selection of the auditor or auditors responsible for verifying the compliance of the sustainability reporting (statutory and consolidated) as well as the information required by Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council, whose appointment is proposed to the Shareholders’ Meeting, was carried out, even though this was not mandatory, using a tender process based on the recommendations for statutory auditors found in the Afep-Medef Corporate Governance Code for listed companies.

Without necessarily intending to engage a statutory auditor, the Audit Committee and the Governance and Corporate Social and Environmental Responsibility Committee, in conjunction with General Management, reviewed the tender process for choosing a statutory auditor, in particular the bidding process and the specifications, and monitored the review of the written applications and the interviews with the candidates. This is the context in which the candidates selected for appointment by your Shareholders’ Meeting were proposed to the Board of Directors at its meeting of February 14, 2024. The candidates selected were Deloitte & Associés and KPMG which, if they are appointed by the Shareholders’ Meeting, would jointly certify the sustainability reporting.

To be eligible to participate in the tender process, candidates had to have a large enough network of legally autonomous and independent entities to audit the sustainability reporting of a group with Orange’s geographic footprint, as well as a high international reputation and the professional skills and qualifications needed to serve as sustainability reporting auditor. The candidates submitted for your vote unquestionably meet these requirements.

The main criteria used when choosing the candidates, for both the written applications and the in-person interviews, were an understanding of the Group’s business activities, their teams’ expertise, the future approach to sustainability auditing that builds on the work already done for past Statements of Non-Financial Performance (SNFP), the implementation of the sustainability audit work, and the price of the bid.

The recommendation submitted to the Board of Directors aimed to jointly appoint two sustainability reporting auditors in order to ensure:

−    given the novelty of the regulatory framework, dual expertise in the interpretation of texts and positions, given the complementary nature of Deloitte & Associés and KPMG, which could also be an asset in promoting sector-specific positions with standardization bodies;

−    there is no duplication of some of the controls, particularly in the countries, given the work done in parallel by the statutory auditors on the financial side;

−    that KPMG’s experience can be capitalized on (it has been auditing the SNFP since 2018), while bringing on another auditor (Deloitte & Associés), which would facilitate the transition in the event that, when the terms of office of the current statutory auditors expire in three years’ time, the statutory auditors are rotated;

−    that the Group select a lower responsible jointly presented financial bid for the Group than the bid from Deloitte & Associés or KPMG alone.

The potential sustainability reporting auditors have already informed the Company that they will accept this mission should there be a vote in favor of this resolution.

Tenth to twelfth resolutions

Approval of the information mentioned in Article L. 22-10-9 I. of the French Commercial Code relating to the compensation of Directors and Officers presented in the Report on Corporate Governance approved by the Board of Directors, as presented in the Universal Registration Document

Pursuant to Article L. 22-10-34 I. of the French Commercial Code, shareholders are asked to vote on certain information included in the Report on Corporate Governance approved by the Board of Directors’ Meeting of March 27, 2024 and mentioned in Article L. 22-10-9 I. of the French Commercial Code. The purpose of the tenth resolution is therefore to ask the shareholders to approve this information in particular relating to the compensation paid to all Directors and Officers during or awarded in respect of the fiscal year ended December 31, 2023, as presented in Sections 5.4.1 and 5.4.2 of the Company’s 2023 Universal Registration Document.

Approval of the components of compensation paid to the Chief Executive Officer and to the Chairman of the Board of Directors during the fiscal year ended December 31, 2023 or allocated in respect of the same fiscal year

Pursuant to Article L. 22-10-34 II. of the French Commercial Code, shareholders are asked to vote on the compensation paid to Corporate Officers during or awarded in respect of the fiscal year ended December 31, 2023 by means of resolutions to be submitted to the Shareholders’ Meeting for approval. In this respect, shareholders are asked to vote on a resolution regarding the individual compensation of each of the Corporate Officers:

−    Christel Heydemann, Chief Executive Officer (eleventh resolution);

−    Jacques Aschenbroich, Chairman of the Board of Directors (twelfth resolution).

The table below summarizes these components of compensation paid to the executive Corporate Officer.

Gross amounts (in euros)	Amounts allocated to Christel Heydemann in respect of the fiscal year	Amounts paid to Christel Heydemann during the fiscal year
Fixed compensation	900,000	900,000
Variable compensation	938,700	616,970
Multi-year variable compensation (LTIP)	-	-
"Article 82" deferred compensation: paid directly to the beneficiary (50%) (2)	151,697	151,697
Exceptional compensation	N/A	N/A
Attendance compensation (1)	N/A	25,583
Welcome bonuses or payments for termination of service	Yes (3)	Yes (3)
Supplemental retirement plan	Yes (4)	Yes (4)
Benefits in kind (including deferred compensation "Article 82": Paid into a life insurance plan (50%)) (2)	170,319	170,319
Total (5)	2,160,716	1,864,569

N/A: Not Applicable.

(1)   Christel Heydemann waived her entitlement to "attendance compensation" in her capacity as executive Corporate Officer. Christel Heydemann was allocated "attendance compensation" for her role as Company Director until she was appointed Orange’s Chief Executive Officer.

(2)   As part of the defined-contribution retirement plan ("Article 82" plan), Christel Heydemann has benefitted from a cash sum since April 4, 2022, because enrollment in the plan gives rise to immediate taxation. This cash sum represents 50% of the contribution which is calculated on the basis of 20% of the fixed plus variable compensation (see Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers).

(3)   For welcome bonuses or payments for termination of service, see Section 5.4.1.3 of the Company’s 2023 Universal Registration Document.

(4)   For the supplemental retirement plan, see Section 5.4.1.3 of the Company’s 2023 Universal Registration Document.

(5)   For the allocation of stock options, performance shares or any components of long-term compensation, see Section 5.4.1.2 of the Company’s 2023 Universal Registration Document.

A detailed presentation of the compensation of Executive Corporate Officers is shown in Section 5.4.1.2 Amount of compensation paid or allocated to Executive Corporate Officers for 2023, and Section 5.4.1.3 Compensation policy for the Chief Executive Officer and the Chairman of the Board of Directors for 2024, of the Company’s 2023 Universal Registration Document.

Thirteenth to fifteenth resolutions

Approval of the compensation policy for Directors and Officers

Pursuant to Article L. 22-10-8 of the French Commercial Code, shareholders are required to approve in a Shareholders’ Meeting the compensation policy for all Directors and Officers for the fiscal year 2024.

The purpose of the thirteenth and fourteenth resolutions is to ask shareholders to vote on the compensation policy for the Chief Executive Officer (thirteenth resolution) and the Chairman of the Board of Directors (fourteenth resolution).

The purpose of the fifteenth resolution is to ask shareholders to vote on the compensation policy for Directors.

Details of this policy are shown in the Report on Corporate Governance drawn up by your Board of Directors and in particular in Sections 5.4.1.3 Compensation policy for the Chief Executive Officer and the Chairman of the Board of Directors for 2024 and Section 5.4.2.2 Directors’ compensation policy of the Company’s 2023 Universal Registration Document.

Sixteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Orange shares

Your Board of Directors asks that you authorize it to buy back Company shares within the limit of a number of shares representing 10% of the capital and at the maximum price of 24 euros per share (this price may be adjusted in the event of capital transactions). The maximum amount of funds allocated to the share Buyback program is therefore set at 6,384,135,837.60 euros.

This authorization would be valid for a period of 18 months from the date of the Shareholders’ Meeting and may be implemented at any time except during a public tender offer period relating to the Company shares.

The purpose of the Buyback program would be to (i) enable the Company to fulfill obligations related to securities giving access to the capital or to stock option programs or any other type of share allocation to employees (in particular, free share awards or employee shareholding plans), (ii) ensure the liquidity of Orange shares pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) Decision no. 2021-01 of June 22, 2021, (iii) retain shares to deliver in exchange or in payment for external growth transactions, and (iv) reduce the Company’s capital, and (v) to carry out any market practice that may be authorized by the French Financial Markets Authority and, more generally, perform any other transaction in accordance with the laws and regulations in force.

The Board of Directors will have full powers to implement this delegation and set its terms.

The adoption of this resolution would terminate the authorization to buy back shares granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023 (nineteenth resolution).

This authorization was used to purchase and sell treasury shares to honor obligations related to the share allocation programs for employees and in the context of the liquidity contract with the independent investment service provider (ISP) (Rothschild). That contract was revised in February 2019 following changes to the regulations governing liquidity contracts (see Section 6.1.4 Treasury shares - Share Buyback program of the Company’s 2023 Universal Registration Document).

The Board of Directors will inform you, in its Annual Report, of share purchases, transfers or cancellations and, as the case may be, of the allocation of shares vested to the various objectives pursued.

Presentation of resolutions within the competence of the Extraordinary Shareholders’ Meeting

Seventeenth resolution

Authorization granted to the Board of Directors to award free he Company shares to Executive Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

You are once again asked this year to authorize the allocation of free Orange shares in the form of performance shares to Executive Corporate Officers and certain employees of the Company or companies or groups affiliated with the Company (subsidiaries and shareholdings). This scheme is intended to offer managers who perform key functions within the Orange group comparable schemes to those offered to managers holding comparable positions in other major groups.

Awards of this nature would fall within the framework of the long-term incentive plan (LTIP) for the 2024-2026 period. This LTIP, other than the Executive Corporate Officers of the Company and members of the Executive Committee who are not Executive Corporate Officers, may concern certain employees of Orange or its subsidiaries who perform key functions within the Group, subject to the same performance conditions but in the proportions to be decided by the Board of Directors following the Shareholders’ Meeting of May 22, 2024 and within the limit of the overall amount approved by that meeting. These terms and conditions are described in the Report on Compensation and Benefits of Corporate Officers drawn up by your Board (see Section 5.4.1.3 Compensation policy for the Chief Executive Officer and the Chairman of the Board of Directors for 2024).

The characteristics of this allocation have been reviewed and approved by your Board on the basis of the GCSERC’s recommendations:

−    the number of shares granted is limited to 0.12% of the share capital including the shares awarded to Executive Corporate Officers of the Company, it being specified that the total number of the latter shares would be capped at 100,000;

−    they will either be existing shares or newly issued shares;

−    the duration of the authorization is limited to 12 months. The Board of Directors’ aim is to award the free shares soon after the Shareholders’ Meeting in order to allow an assessment of the performance conditions over the 2024-2026 period.

This authorization is subject to performance conditions related to:

−    the amount of organic cash flow (for 40% of the final vesting amount);

−    the level of the Total Shareholder Return (TSR) (for 30% of the final vesting amount); and

−    CSR criteria (for 30% of the final vesting amount), which relate to the increase in the proportion of renewable energy in electricity consumption (20% of the final vesting amount) and to the increase in the proportion of women in the Group’s management networks (10% of the final vesting amount) (see below).

The achievement of the organic cash flow target will be assessed on a multi-year basis over the entire 2024-2026 period, its achievement will be measured in relation to the organic cash flow target established for that period to the budget. This criterion will be verified by applying a graduated system where achieving or exceeding this organic cash flow target over the period will result in 100% of the final vesting amount for this criterion.

The level of the Orange Total Shareholder Return (TSR) will be assessed:

−    by comparing the Orange TSR with the TSRs of a panel of European groups in the telecommunication sector included in the Stoxx Europe 600 Telecommunications benchmark index (or any other index that might replace it) at the end of a three-year period (including the year in which the free shares are allocated);

−    by comparing the average share price of Orange and of the companies in the panel between September 1, 2023 and December 31, 2023 (with dividends reinvested) (i.e. 10.93 euros for Orange) and the average share price of Orange and of these companies between September 1, 2026 and December 31, 2026 (with dividends reinvested);

−    based on Orange’s position relative to this comparison. Ranking at the median of the panel including Orange will result in 100% of the final vesting amount for this criterion.

The increase in the proportion of renewable energy in electricity consumption is assessed by calculating the share of renewable electricity acquired by the Group through Power Purchase Agreements for renewable energy, solarization and guarantees of origin, plus that from the country mix, compared to the total electricity consumption[1]. Goals are set by region (subject to the country mix and the capacity for Power Purchase Agreements). The target is 50% by December 31, 2026, in line with the trajectory toward an electricity mix that is almost entirely low carbon in Europe and two-thirds low carbon in the MEA region in 2030.

The criterion of increasing the proportion of women in the Group’s management networks will be established using the proportion of women who occupy identified key positions and who are part of the "Leaders" and "Executives" management networks, with the target of reaching 36% by December 31, 2026 compared with 34.1% at December 31, 2023. The proportion of women in the entire workforce at Group level was 36.2% at the end of 2023. This criterion reflects Orange’s firm intention to manage and prioritize this change. It necessitates specific efforts by the Group in terms of support and training, including technical training, for the Company’s female employees, both in France and abroad, and confirms the positioning of diversity and gender balance as levers for value creation.

The vesting of shares (delivery of these shares to beneficiaries) cannot occur before the vesting date, set at March 31, 2027, and under any circumstance may not be less than two years, with no mandatory minimum lock-up period for beneficiaries. However, the Company’s Executive Corporate Officer beneficiaries must hold at least 50% of the shares they receive until the end of their terms of office.

Eighteenth resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The purpose of this resolution is to permit the issue of shares or securities giving access to Company shares, to be subscribed in cash, in favor of members of the Orange group company savings plan. Where applicable, in the event of such an issue, shares or securities giving access to Company shares could be allocated free of charge, to replace all or part of the discount provided for hereinafter and/or the employer’s contributions.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issues carried out pursuant to this delegation, would be set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares would be equal to the average quoted share price during the 20 trading days preceding the day of the decision establishing the opening date of subscription, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors could reduce this discount if it deems this appropriate, particularly in the event of a securities offering on the international and/or foreign market in order to meet, in particular, the requirements of applicable local laws.

Shareholders’ preferential subscription rights to shares thus issued would be waived in favor of the members of the Orange group company savings plan.

The term of this delegation would be 18 months.

At December 31, 2023, Group employees held, via the mutual funds of the Group savings plan, 7.38% of the capital and 11.83% of the voting rights. At December 31, 2023, some employees also held Orange registered shares resulting from previous transactions (in particular the free share award plan), representing 0.56% of the capital and 0.90% of the voting rights.

Nineteenth resolution

Authorization to cancel repurchased shares

The Board of Directors proposes that you authorize, for a period of 18 months from the date of the Shareholders’ Meeting, the cancellation of all or part of the Orange shares that may have been acquired, whether under the share Buyback program authorized under the sixteenth resolution, or under share Buyback programs prior or subsequent to the Shareholders’ Meeting, and consequently, to reduce the capital.

By law, the total shares canceled per 24-month period may not exceed 10% of the Company’s capital.

Twentieth resolution

Powers for formalities

It is proposed, as is customary, that the Shareholders’ Meeting confer full powers on the holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting for the purposes of carrying out all legal or administrative formalities and completing all filings and public disclosures provided for under current law with respect to the Shareholders’ Meeting.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, having reviewed the reports drawn up by the Statutory Auditors in accordance with applicable laws and regulations.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors uses the delegations that your Shareholders’ Meeting has granted, it will draw up an additional report or, if such an additional report is not required, will inform you thereof in its Annual Report, in accordance with the laws and regulations in effect when the delegation is used.

In addition, when securities are issued pursuant to said delegations, the Statutory Auditors must draw up a report for the Board of Directors in accordance with the laws and regulations in effect when the delegation is used.

Current use

The table attached to this report shows the use made by the Board of Directors of the delegations granted for capital increases.

Appendix

Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors - Fiscal year 2023

With the exception of the treasury share Buyback program specifically mentioned in the Universal Registration Document containing the Management Report, in accordance with paragraph 2 of Article L. 225-211 of the French Commercial Code, the table below summarizes, with respect to the 2023 fiscal year, all currently valid authorizations granted to the Board of Directors by the Shareholders’ Meeting, including the delegations of authority granted in respect of capital increases as required under paragraph 3 of Article L. 225-37-4, of the French Commercial Code.

Delegations granted by the Shareholders’ Meeting	Date of the Shareholders’ Meeting granting the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the fiscal year (in euros)	Balance (in euros)
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with shareholders’ preferential subscription rights. (twentieth resolution)	May 23, 2023	26 months July 22, 2025	2 billion (1)	-	2 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights. (twenty-first resolution)	May 23, 2023	26 months July 22, 2025	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as part of an offer provided for in Article L. 411-2, paragraph 1, of the French Monetary and Financial Code. (twenty-second resolution)	May 23, 2023	26 months July 22, 2025	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors, outside of a public tender offer period, to increase the number of securities to be issued in the event of a capital increase with or without shareholders’ preferential subscription rights. (twenty-third resolution)	May 23, 2023	26 months July 22, 2025	15% of the initial offering (1)	-	15% of the initial offering
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, in the event of a Company-initiated public exchange offer. (twenty-fourth resolution)	May 23, 2023	26 months July 22, 2025	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company and comprising equity securities or securities giving access to the Company’s capital. (twenty-fifth resolution)	May 23, 2023	26 months July 22, 2025	1 billion within the limit of 10% of the capital (1)	-	1 billion within the limit of 10% of the capital (1) 1,064,022,639
Authorization given to the Board of Directors to allocate free Company shares to Corporate Officers and certain employees. (twenty-seventh resolution)	May 23, 2023	12 months May 22, 2024	0.08% of the capital	0.073% of the capital	0.007% of the capital
Delegation of authority to the Board of Directors to carry out capital increases reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights. (twenty-eighth resolution)	May 23, 2023	18 months November 22, 2024	200 million	-	200 million
Delegation of authority to the Board of Directors to increase the capital of the Company by capitalization of reserves, profits or premiums. (twenty-ninth resolution)	May 23, 2023	26 months July 22, 2025	2 billion	-	2 billion
Authorization granted to the Board of Directors to reduce the capital through the cancellation of shares. (thirtieth resolution)	May 23, 2023	18 months November 22, 2025	10% of the capital per 24-month period	-	10% of the capital per 24-month period

(1)   Within the overall limit of 3 billion euros (twenty-sixth resolution) of the maximum nominal amount of the Company’s capital increases which may be made pursuant to the delegations granted by the twentieth to twenty-fifth resolutions of the Shareholders’ Meeting of May 23, 2023.

6.7     Statutory Auditors’ Reports on resolutions and related party agreements

Statutory Auditors’ Report on regulated agreements

Shareholders’ Meeting held to approve the financial statements for the year ended December 31, 2023

This is a free translation into English of the Statutory Auditors’ special report on regulated agreements that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Annual General Meeting of Orange S.A.,

In our capacity as Statutory Auditors of Orange S.A. (the "Company"), we hereby report to you on regulated agreements.

The terms of our engagement require us to communicate to you, on the basis of information provided to us, the principal terms and conditions of those agreements brought to our attention or which we may have discovered during the course of our audit, without expressing an opinion on their usefulness and appropriateness or identifying such other agreements, if any. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code (Code de commerce), to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Our role is also to provide you with the information stipulated in Article R. 225-31 of the French Commercial Code relating to the implementation during the past year of agreements previously approved by the Shareholders’ Meeting, if any.

We conducted the procedures we deemed necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement. These procedures consisted in agreeing the information provided to us with the relevant source documents.

Agreements submitted to the approval of the Shareholders’ Meeting

Agreements authorized and concluded during the year

Pursuant to Article L. 225-40 of the Commercial Code, we have been informed of the following agreement concluded during the past financial year which was subject to prior authorization from the Board of Directors.

Exclusive negotiation agreement with BNP Paribas to support clients of Orange Bank

Concerned person

Mr.Jacques Aschenbroich, Chairman of the Board of Directors of Orange SA and director of BNP Paribas.

Nature, purpose and modalities

The agreement concerns an exclusive negotiation agreement between Orange SA and BNP Paribas and relating in particular to Orange Bank’s customers referencing, the resumption of Orange Bank’s activity in Spain and the establishment of a partnership for the financing of terminals in France and Spain. The purpose of this agreement is to continue, within an exclusive framework and in the context of a potential progressive extinguishing management of Orange Bank’s activity, the study and analysis:

(i)    a solution to offer Orange Bank’s customers an alternative to terminate their banking relationship, via referencing with Hello Bank, under negotiated conditions;

(ii)   The resumption of banking activity in Spain, commitments to support Orange Bank’s employees and possible additional financing;

(iii)  And, a strategic partnership for the development of financial services.

hereinafter referred to as the "Proposed Transaction", which does not include the possible transfer of credit contracts.

As part of this exclusive negotiation agreement, the parties have annexed a Term Sheet for the completion of the Proposed Operation which provides in particular:

−    the conditions of remuneration for the referencing of Orange Bank’s banking customers which will be calculated in particular from the number of customers concerned;

−    that BNP Paribas offers a secure financing solution for existing or future credits granted by Orange Bank in order to enable it to maintain its regulatory liquidity obligations during the termination period of its banking activities;

−    that BNP Paribas offers moreover a financing solution to Orange Bank.

The conclusion of this agreement was authorized by your Board of Directors of June 28, 2023 being specified that this agreement was signed on the same day.

Reasons justifying the interest of the agreement for the Company

Your Board of Directors considered that:

−    as part of a potential run-off management of Orange Bank’s activity in France and Spain, the latter sought a solution to offer its customers an alternative to the termination of their banking relationship; and that

−    meanwhile, Orange SA and BNP Paribas wanted to explore the possibility of setting up a strategic partnership for the development of financial services for the benefit of Orange customers in France and Spain.

Agreements already approved by the Shareholders’ Meeting

Agreements approved during previous financial years that remained in force during the past financial year

We inform you that we have not been advised of any agreements which were already approved by the Shareholders’ meetings in previous years, and which were applicable during the year.

Paris-La Défense, March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Statutory Auditors’ Report on the authorization of free allocation of existing shares or shares to be issued to Corporate Officers and certain Orange group employees

Annual General Meeting dated May 22, 2024 - Seventeenth resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Annual General Meeting of Orange S.A.,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed free allocation of the Company’s existing shares or shares to be issued, subject to fulfillment of performance conditions, reserved for Executive Corporate Officers (within the meaning of Article L. 225-197-1 Part II of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code, an operation upon which you are called to vote.

The total number of shares awarded as free shares pursuant to this resolution shall not represent more than 0.12% of the capital of the Company on the date of this Shareholders’ Meeting, it being stated that the total number of shares awarded as free shares to Executive Corporate Officers of the Company under this resolution shall not exceed 100,000 shares.

Your Board of Directors proposes that, on the basis of its report, it be authorized, for a period of twelve months as of the date of this Shareholders’ Meeting, to allocate existing or future shares.

It is the responsibility of the Board of Directors to prepare a report on the proposed operation. Our role is to report on any matters relating to the information regarding the proposed operation.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted mainly in verifying that the proposed methods described in the Board of Directors’ report comply with the legal provisions governing such operations.

We have no matters to report as to the information provided in the Board of Directors’ report relating to the proposed free allocation of shares.

Paris-La Défense, March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Statutory Auditors’ report on the issue of shares or marketable securities reserved for members of Company savings scheme

Annual General Meeting dated May 22, 2024 - Eighteenth resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Annual General Meeting of Orange S.A.,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Articles L. 228-92 and L. 225-135 et seq. of the French Commercial Code (Code de commerce), we hereby report on the proposal to delegate to your Board of Directors the powers to decide whether to proceed with an issue in one or several stages of (i) the Company‘s shares or (ii) securities that are equity securities giving access to existing shares of the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued of the Company, with cancellation of preferential subscription rights, reserved for members of the Company savings scheme (and/or members of any other plan for which Article L. 3332 18 of the French Labor Code (Code du travail) allows a reserved capital increase under similar conditions) set up within the Company or within the Group, i.e. the Company and French or foreign entities falling within the consolidation scope of the Company’s financial statements in accordance with Articles L. 3344 1 and L. 3344 2 of the French Labor Code (Code du travail), an operation upon which you are called to vote.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issuances carried out pursuant to this delegation shall not exceed at 200 million euros.

This issue is submitted for your approval in accordance with Articles L. 225-129-6 of the French Commercial Code (Code de commerce) and L. 3332-18 et seq. of the French Labor Code (Code du travail).

Your Board of Directors proposes that, on the basis of its report, it be delegated for a period of eighteen months the power to decide in one or several stages an issue and to waive your preferential subscription rights to the shares or marketable securities to be issued. If necessary, it will be responsible for determining the final issue conditions for this transaction.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225 113 et seq. of the French Commercial Code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities to be issued.

Subject to a subsequent examination of the conditions for the issue that would be decided, we have no matters to report as to the methods used to determine the issue price of the capital securities to be issued provided in the Board of Directors’ report.

As the final conditions for the issue have not yet been determined, we cannot report on these conditions and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225 116 of the French Commercial Code (Code de commerce), we will issue a supplementary report, if necessary, when your Board of Directors has exercised this delegation.

Paris-La Défense, March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Statutory auditors’ report on the reduction in capital

Annual General Meeting dated May 22, 2024 - Nineteenth resolution

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Annual General Meeting of Orange S.A.,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Article L. 22-10-62 of the French Commercial Code (Code de commerce) in respect of the reduction in capital by the cancellation of repurchased shares, we hereby report on our assessment of the terms and conditions for the proposed reduction in capital.

Your Board of Directors proposes that it be delegated, for a period of eighteen months, all powers to proceed in one or several stages with the cancellation of hares the Company was authorized to repurchase, representing an amount not exceeding 10% of its total share capital, by periods of twenty-four months in compliance with the article mentioned above.

We have performed hose procedures which we considered necessary in accordance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying that the terms and conditions for the proposed reduction in capital, which should not compromise equality among the shareholders, are fair.

We have no matters to report as to the terms and conditions of the proposed reduction in capital.

Paris-La Défense, March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Annual General meeting held to approve the financial statements for the year ended December 31, 2023

Statutory auditors’ attestation on the information communicated in accordance with the requirements of Article L. 225-115 4° of the French Commercial Code relating to the total amount of remuneration paid to the highest-paid employees for the year ended December 31, 2023

This is a free translation into English of an attestation issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

To the Annual General Meeting of Orange S.A.,

In our capacity as statutory auditors of your Company and in compliance with the requirements of Article L. 225 115 4° of the French Commercial Code (Code de commerce), we have prepared this attestation on the information relating to the total amount of remuneration paid to the highest paid employees for the year ended December 31, 2023, contained in the attached document.

This information was prepared under the Chief Executive Officer’s responsibility. Our role is to attest this information.

In the context of our role as statutory auditors, we have audited the annual financial statements of your company for the year ended December 31, 2023. Our audit was conducted in accordance with professional standards applicable in France and was planned and performed for the purpose of forming an opinion on the annual financial statements taken as a whole and not on any individual component of the accounts used to determine the total amount of remuneration paid to the highest-paid employees. Accordingly, our audit tests and samples were not carried out with this objective, and we do not express any opinion on any components of the accounts taken individually.

We performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute Statutory Auditors (Compagnie nationale de commissaires aux comptes) for this type of engagement. These procedures, which constitute neither an audit nor a review, consisted in performing the necessary reconciliations between the total amount of remuneration paid to the highest-paid employees and the accounting records and verifying that it is consistent with the data used to prepare the annual financial statements for the year ended December 31, 2023.

On the basis of our work, we have no matters to report on the reconciliation of the total amount of remuneration paid to the highest-paid employees, contained in the attached document and amounting to €9,799,240 with the accounting records used to prepare the annual financial statements for the year ended December 31, 2023.

This attestation shall constitute certification as accurate of the total amount of remuneration paid to the highest-paid employees within the meaning of Article L. 225-115 4° of the French Commercial Code.

Paris-La Défense, March 27, 2024

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Total amount of remuneration paid to the ten highest-paid employees

The total amount of salaries [2], allowances and various indemnities, fees or benefits in kind, paid to the ten highest-paid employees during the year 2023 amounts to € 9,799,240 (nine million seven hundred and ninety-nine thousand two hundred and forty euros).

Issy-les-Moulineaux, March 20, 2024

The Chief Executive Officer

Christel Heydemann

[1]     Electricity consumption: purchase of electricity (Scope 2) + electricity generated by fuel-powered groups (Scope 1) (ITN fuel scope + MEA tertiary fuel).

[2]     Excluding Orange performance shares, delivered in April 2023 which are part of the 2020-2022 Long Term Incentive Plan.

7.       Additional information

7.1 Company identification

7.2 Glossaries

7.2.1 Financial glossary

7.2.2 Glossary of technical terms

7.3 Cross-reference tables

7.3.1 Share Registration Document

7.3.2 Annual Financial Report

7.3.3 Management Report of the Board of Directors

7.3.4 Corporate Governance Report of the Board of Directors

7.3.5 Documents sent to shareholders upon request

7.1     Company identification

Company name: Orange

Place and registration number:

Paris Trade and Companies Register 380 129 866 APE (principal activity) code: 6110Z

Legal Entity Identifier (LEI): 969500MCOONR8990S771

Date of incorporation and term:

Orange SA was incorporated as a French société anonyme (a public limited company under French law) on December 31, 1996 for a 99-year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

Registered office:

111, quai du président Roosevelt, 92130 Issy-les-Moulineaux, France

Telephone: + 33 (0)1 44 44 22 22

Website: www.orange.com

Legal form and applicable legislation:

Orange is governed by French corporate law subject to specific laws governing the Company, notably Law no. 90/568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to Orange as a result of its operations are described in Section 1.7 Regulation of telecommunication activities.

Purpose: "As a trusted partner, Orange gives everyone the keys to a responsible digital world."

The purpose of Orange, included in Article 2 Corporate scope and purpose of the Bylaws, is part of the Lead the future strategic plan, which is guided by exemplary social and environmental accountability. See Chapter 4 Consolidated sustainability information, Section 4.1.2 Listening to stakeholders.

Corporate scope:

The Company’s corporate scope, in France and abroad, specifically pursuant to the French Postal and Electronic Communications Code, is:

−    to provide all electronic communication services in internal and international relations;

−    to carry out activities related to public services and, in particular, to provide, where applicable, a universal telecommunication service and other mandatory services;

−    to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

−    to provide all other services, facilities, handset equipment and electronic communication networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

−    to set up, acquire, rent or manage all real estate or other assets and businesses and to lease, install and operate all structures, businesses, factories and workshops within the corporate scope defined above;

−    to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

−    to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or by any other means;

−    and more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

7.2     Glossaries

7.2.1      Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including on both permanent contracts and fixed-term contracts.

Change in working capital requirement: the change in working capital requirement is made up of:

−    the Change in working capital requirement for operations, which is made up of (i) the change in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) changes in other customer contract assets and liabilities;

−    and the Change in working capital requirement excluding operations, which includes changes in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenues per customer from convergent services (Average Revenues Per Offer, ARPO) for the period is calculated by dividing (i) the revenues from consumer convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of B2C convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenues per convergent services customer.

Convergent services: see Revenues.

Data on a comparable basis: data with comparable methods, scope and exchange rates are presented for the preceding period (see Section 3.1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the last fiscal year and restating the previous fiscal year in order to present financial data with comparable methods, scope and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the previous fiscal year the methods and the scope of consolidation for the period just ended, as well as the average exchange rates used for the consolidated income statement in the Consolidated Financial Statements for the period just ended. Changes on a comparable basis enable organic business changes to be reflected. Data on a comparable basis is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the Consolidated Financial Statements of the current financial period.

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, before effects resulting from business combinations, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, review of fixed assets, investments and business portfolio, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1.10 to the Consolidated Financial Statements). EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets (see Note 1.6 to the Consolidated Financial Statements). eCAPEX is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenues.

External data: data after elimination of internal flows between the scopes considered.

External purchases: external purchases include the following operating expenses, excluding leases falling within the scope of application of IFRS 16 (see Note 5.1 to the Consolidated Financial Statements):

−    Commercial expenses, equipment and content costs: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−    Service fees and inter-operator costs: network expenses and interconnection costs;

−    Other network expenses and IT expenses: subcontracting expenses for operations and technical maintenance, IT expenses;

−    and Other external purchases: overheads, real estate fees, building cost for resale, purchases of equipment and other supplies held in inventories, call center subcontracting expenses and other external services, net of capitalized costs of goods and services.

Financial investments: financial investments include (i) investments in subsidiaries (net of cash acquired), (ii) investments in associates and joint ventures, (iii) purchases of investments securities measured at fair value, and (iv) changes in ownership interests with no gain of control.

Fixed-only broadband ARPO: average revenues per fixed-only services customer (Average Revenues Per Offer - ARPO) for the period is calculated by dividing (i) the revenues from fixed-only broadband services sold on a retail basis (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of fixed-only broadband customers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed-only broadband ARPO is expressed in monthly revenues per fixed-only services customer.

Fixed-only services: see Revenues.

Free cash flow all-in from telecom activities: free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases (sales) of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (ii) repayment of lease liabilities and debts related to financed assets, and (iii) payments of coupons on subordinated notes (see Note 1.9 to the Consolidated Financial Statements). Free cash flow all-in from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly named indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

IT & Integration Services: see Revenues.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation (see Note 6.1 to the Consolidated Financial Statements).

Mobile-only ARPO: average revenues per mobile-only services customer (Average Revenues Per Offer - ARPO) for the period is calculated by dividing (i) the revenues from mobile-only services sold on a retail basis (excluding Machine to Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile-only offers (excluding Machine to Machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile-only ARPO is expressed in monthly revenues per mobile-only customer.

Mobile-only services: see Revenues.

Net financial debt: net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a consequence, the portion of these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 13.3 to the Consolidated Financial Statements). Net financial debt is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Net operating assets (NOA): See ROCE of telecom activities.

Net operating profit after taxes (NOPAT): See ROCE of telecom activities.

NOA: See ROCE of telecom activities.

NOPAT: See ROCE of telecom activities.

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including on both permanent contracts and fixed-term contracts.

Operating taxes and levies payables: taxes and levies including the CET (contribution économique territoriale - territorial economic contribution) and the IFER (Imposition forfaitaire sur les entreprises de réseaux - flat-rate tax on network enterprises) in France, spectrum fees and levies on telecommunication services (see Note 10.1 to the Consolidated Financial Statements).

Organic cash flow from telecom activities: within the scope of the telecom activities, corresponds to net cash provided by operating activities, minus (i) repayment of lease liabilities and debts related to financed assets, and (ii) purchases (sales) of property, plant and equipment and intangible assets, net of the change in the fixed asset payables, (iii) excluding telecommunication licenses paid and significant litigation paid (and received) (see Note 1.9 to the Consolidated Financial Statements). Organic cash flow from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly named indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−    Other operating income: primarily net banking income (NBI), income related to recovery of trade receivables, site rentals and franchises income, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income from litigation, income relating to line damage (see Note 4.2 to the Consolidated Financial Statements);

−    and Other operating expenses: mainly disputes, impairments and losses on trade receivables from telecom activities, cost of bank credit risk, universal service charges, operating foreign exchange gains/losses, and acquisition and integration costs (see Note 5.2 to the Consolidated Financial Statements).

Other operating income: see Other operating income and expenses.

Other revenues: see Revenues.

Retail Services (B2C+B2B) revenues: aggregation of convergent services, mobile-only services, fixed-only services and IT & Integration Services revenues (see these definitions). Retail Services (B2C+B2B) revenues bring together all revenues from a given scope, excluding revenues from wholesale services, equipment sales and other revenues (see these definitions).

Retail services (B2C+B2B): see Retail Services (B2C+B2B) revenues.

Return on capital employed (ROCE) of telecom activities: see ROCE of telecom activities.

Revenues: revenues (see Notes 1.2 and 4.1 to the Consolidated Financial Statements) include:

−    Convergent services: revenues from the convergent offers sold on a retail basis to B2C customers, excluding equipment sales (see this definition). A convergent service is defined as the combination of, at least, fixed broadband access (xDSL (sum total Digital Subscriber Line), FTTx (Fiber To The X), cable, fixed 4G) and a mobile voice plan;

−    Mobile-only services: revenues from mobile plans (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−    Fixed-only services: revenues from fixed-only services sold on a retail basis, excluding convergent services and equipment sales (see these definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which most business solutions and networks are supported by the Orange Business segment). For the Orange Business segment, revenues from fixed-only services include network equipment sales linked to the operation of voice and data services;

−    IT & Integration Services: revenues including unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), app services (Customer Relations management and other app services), security services, video-conferencing services, services related to Machine to Machine activities (offline) and equipment sales related to the above products and services;

−    Wholesale services: revenues including (i) mobile services to carriers, including in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers, which include in particular national interconnection, international wholesale services, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market, and (iii) equipment sales to carriers;

−    Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales related to the supply of IT & Integration Services, (ii) network equipment sales related to the operation of voice and data services for the Orange Business segment, (iii) equipment sales to carriers, and (iv) equipment sales to external dealers and brokers;

−    and Other revenues: other revenues include equipment sales to external dealers and brokers, revenues from portals, online advertising revenues and transverse activities of the Group and other miscellaneous revenues.

ROCE of telecom activities: the ROCE (return on capital employed) of telecom activities corresponds to net operating profit after taxes (NOPAT) for the last fiscal year as a proportion of net operating assets (NOA) for the previous year:

−    net operating profit after tax (NOPAT) for the last fiscal year corresponds to operating income (i) after interest on lease liabilities and on debts related to financed assets and (ii) after income tax adjusted for the effect on tax of finance costs, net, excluding interest on lease liabilities and on debts related to financed assets (tax charge calculated on the basis of the tax rate applicable in France, the tax jurisdiction of the parent company Orange SA);

−    the net operating assets of the previous fiscal year correspond (i) to equity and (ii) to financial liabilities and current and non-current derivative liabilities, excluding debts related to financed assets, (iii) minus financial assets and current and non-current derivatives (assets) and cash and cash equivalents, including investments in Mobile Financial Services.

ROCE of telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly named indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes considered.

Wages and employee benefit expenses: see Labor expenses.

Wholesale services: see Revenues.

7.2.2      Glossary of technical terms

API (Application Programming Interface): computer programming interface that enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: Autorité de régulation des communications électroniques, des postes et de la distribution de la presse (French regulatory authority for electronic communications, postal and print media distribution).

Bitstream: wholesale service enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Cloud Computing: a concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

CS3D (Corporate Sustainability Due Diligence Directive): proposal for an EU directive that would establish a duty for certain companies to ensure respect for social rights and the environment, which explicitly incorporates the fight against climate change in line with the Paris Agreement and full liability, including victim compensation, for damages. Companies would also be required to introduce a complaint mechanism and regularly monitor the efficacy of their due diligence policies.

CSRD (Corporate Sustainability Reporting Directive): Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting. This directive will apply to Orange from 2025 for 2024 fiscal year reporting as a result of its transposition into French law by Government Order 2023-1142 of December 6, 2023 on the publication and certification of sustainability information and the environmental, social and Corporate Governance obligations of commercial companies.

EESC (Economic, Social and Environmental Council): A French constitutional assembly comprising representatives of civil society (employers, trade unions, associations). Its role in the French legislative process can be advisory, optional or mandatory. This assembly gives professional organizations national representation and facilitates dialogue between the economy’s various stakeholders.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of "Switched Telephone Networks" (PSTN) to enable broadband transfers of digital packets.

DSLE (DSL Enterprise): broadband data transport offer in one or more DSL regions. It connects a set of "end" sites to a central site and enables operators to develop Internet/Intranet access offers for their B2B customers.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long-distance networks.

FTTx (Fiber To The X): generic name for different forms of optical connections:

−    FTTH (Fiber To The Home): B2C and Pro-SME offer of a fiber optic link from the operator’s optical connection node (OCN) directly to the subscribers’ home. Ensures very high-speed broadband transmissions compatible with triple play packages and has the following characteristics: shared local loop, asymmetrical speeds (download speed faster than upload speed), which are not guaranteed, limited support and no guaranteed recovery time (GRT);

−    FTTE (Fiber To The Enterprise): B2B offer with dedicated fiber between the pooling point and the business, dedicated business support and GRT;

−    FTTO (Fiber To The Office): B2B offer with higher quality of service and security levels (dedicated fiber from the optical connection node to the business, symmetrical and guaranteed speeds allowing the proper functioning of business applications, GTR ensuring rapid reconnection in the event of an incident).

Full MVNO: an MVNO (mobile virtual mobile operator) that operates its own core network components and its own app platforms, while renting radio capacity to host operators. See MVNO.

Civil Engineering for Optical Loops and Links: Civil engineering and air-assist offer for Orange’s local loop and for the fiber optic networks. To accelerate the roll-out of new very high-speed broadband networks, Orange has decided to open its facilities (ducts and air-assist) to operators, to allow them to lay their optical cables so that open access fiber optic networks can be rolled out.

Gbit/s or Gigabit per second: one billion bits (109) (BInary digiT - binary-coded (0 or 1) information element used by digital systems) transferred per second on a transmission network.

GHG Protocol: an international protocol establishing a framework for measuring, accounting and managing greenhouse gas emissions from private and public sector operations that was developed by the World Business Council for Sustainable Development (WBCSD) and the World Resources Institute (WRI). This protocol organizes GHG emissions into three "scopes": Scope 1 covers direct emissions, Scope 2 covers indirect energy emissions from electricity, steam, heating or cooling purchased or otherwise acquired, and Scope 3 covers other indirect emissions.

GNI (Global Network Initiative): a global alliance of Internet and telecommunication companies, human rights and press freedom organizations, investors, and academic institutions, helping companies respect freedom of expression and privacy rights in the face of government pressure to share user data, censor content and restrict communications.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (one octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV). XGS-PON is a standard for passive optical networks that supports higher speed (10 Gbits/s) symmetrical data transfer. It is part of the Gigabit-capable PON, or G-PON, family of standards. G-PON stands for Gigabit PON or 1 Gigabit PON. The "X" in "XGS" represents the number ten and the "S" stands for "symmetrical." XGS-PON = 10 Gigabit Symmetrical PON.

GSMA (GSM Association): an association representing nearly 800 mobile telephony operators and manufacturers in 220 countries and territories of the world. The GSMA takes part in the definition and publication of mobile telephony standards.

IMS (IP Multimedia Subsystem): standardized IP-based network architecture and technology providing fixed and mobile voice and multimedia services, including VoIP, VoLTE and VoWifi.

IP-VPN: see Virtual Private Network (VPN).

IPX: interconnection service ensuring interoperability between the different technologies, thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

JAC (Joint Alliance for CSR): an association of telecommunication operators that seeks to verify, assess and develop the implementation of CSR in the manufacturing facilities of the major multinational Information and Communication Technologies (ICT) suppliers. The members of the JAC pool resources and best practices in order to develop long-term implementation of CSR at different levels of the global ICT supply chain.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

LoRaWAN (Long Range Wide-Area Network): telecommunication protocol that allows connected devices to exchange small amounts of data in narrowband, reducing the energy used by the objects.

FOL: Fiber Optic Link.

LTE (Long-Term Evolution): standard developed within 3GPP which produced technical specifications for the fourth-generation mobile network standard (4G). By extension, LTE also refers to so-called fourth generation mobile systems.

LTE-M (LTE for Machines): technology which enables Internet of Things equipment to connect to the 4G network without a gateway.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

MEA (Africa & Middle East): Africa & Middle East region.

Metaverse: an online service offering simulations of real-time, communal and persistent 3D spaces, where we can share immersive experiences.

MPLS (Multi-Protocol Label Switching): data transfer technique which improves network speed and efficiency, allowing routers to transfer information along p-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

Net Zero Initiative: a project led by the firm Carbone 4 with support from Ademe, the French Ministry of Ecological Transition, and 21 French corporations, providing organizations with a reference framework for contributing to carbon neutrality.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGN (New Generation Network or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers.

NGA: New Generation Access.

SCN: Subscriber connection node.

OCN (Optical Connection Node): Concentration point of a fiber optic network where the active equipment is installed from which the operator activates the accesses of its subscribers.

SDGs (United Nations Sustainable Development Goals): the Sustainable Development Goals are a universal call to action to end poverty, protect the planet and improve the daily lives of all people, all around the world, while also giving them a brighter future. The 17 Sustainable Development Goals were adopted by all the United Nations Member States in 2015 as part of the 2030 Agenda for Sustainable Development, which sets out a 15-year plan for achieving the goals.

Efficient operator: a concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices toward the costs borne. If the actual costs of this operator turn out to be higher than they should be because it is inefficient, the corresponding excess cost is excluded from the price base used to determine prices.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructure of a telecoms network operator, when the network operator does not offer this service itself.

Mobile network sharing: Pooling between several operators of all or part of the equipment constituting their mobile networks. There are different types of infrastructure sharing:

−    passive sharing: pooling of passive infrastructure among operators. The partners jointly use the masts, premises or the technical environment (power supply, air conditioning), but each operator rolls out its own active network equipment;

−    active sharing: pooling of active elements (base station equipment, base station controllers, transmission links) among operators, in addition to passive infrastructure sharing.

PPA (Power Purchase Agreement): a contract for the direct sale of electricity that is made between a producer of (often renewable) electricity and the consuming entity without an electricity supplier as an intermediary.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

Virtual Private Network (VPN): a set of resources on a public network made exclusively available to a B2B customer.

Seamless network: a telecommunication service provided by a network operator or a service provider which uses the resources of one or more other operators or suppliers to give users the impression that they are accessing the same network without interruption regardless of where they are.

Switched telephone network (PSTN): voice transmission network comprising handsets, subscriber lines, circuits and switches. It is also used to access certain data services.

ISDN: see Integrated Service Digital Network.

Roaming: the use of a mobile phone service on the network of another operator than the one with which the subscription is taken out. A typical example is the use of a mobile phone abroad from another operator’s network.

The SBTi (Science Based Targets initiative, also known as the "SBT initiative"): a partnership between the Carbon Disclosure Project, the United Nations Global Compact, the World Resources Institute and the World Wide Fund for Nature founded in 2015 in the context of COP21 that takes a collective approach to supporting companies as they reduce their greenhouse gas (GHG) emissions.

Scopes 1, 2 and 3 (linked to the greenhouse gas emission scopes):

−    Scope 1: emissions directly related to Orange’s activities (equipment, buildings, etc.);

−    Scope 2: indirect emissions related to Orange’s energy consumption (electricity);

−    Scope 3: other indirect emissions (employee travel, product transport, emissions from Orange customers and suppliers).

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

Slicing: or "network slicing," which consists of virtually dividing the 5G network into slices operating independently to provide different levels of mobile network performance according to customer needs.

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Green taxonomy: Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment, and amending Regulation (EU) 2019-2088. The EU green taxonomy is a classification system for identifying economic activities that are environmentally sustainable. For an activity to be considered eligible and taxonomy-aligned, it must substantially contribute to at least one of the below six objectives, do no significant harm to the other five and comply with minimum human and labor rights safeguards. The six environmental objectives are: climate change mitigation, climate change adaptation, the sustainable use and protection of water and marine resources, the transition to a circular economy, pollution prevention and control, and the protection and restoration of biodiversity and ecosystems.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunication.

Triple play: broadband subscription package including Internet access, telephony and a package of television channels.

ITU (International Telecommunication Union): the United Nations specialized agency for development in the Information and Communication Technologies sector. The ITU allocates global radio spectrum and satellite orbits and develops the technical standards that ensure networks and technologies connect seamlessly.

UMTS (Universal Mobile Telecommunications System): a third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

vDSL (Very high bit-rate DSL): a technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VPN: see Virtual Private Network.

VSAT (Very Small Aperture Terminal): a satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WiFi (Wireless-Fidelity): a technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

xDSL: see DSL.

7.3     Cross-reference tables

7.3.1      Share Registration Document

Headings of Annexes 1 and 2 of Commission Delegated Regulation (EU) 2019/980 of March 14, 2019		URD
		Section
1.	Persons responsible
1.1	Name and function of the persons responsible for the information	Introduction
1.2	Declaration of the persons responsible	Introduction
1.3	Expert statement or report	N/A
1.4	Information from third parties	N/A
1.5	Declaration without prior approval of the competent authority	Introduction
2.	Statutory Auditors
2.1	Names and addresses	3.5.1
2.2	Changes	3.5.1
3.	Risk factors	2.1
4.	Information about the issuer
4.1	Legal and commercial name	7.1
4.2	Place, registration number and legal entity identifier (LEI)	7.1
4.3	Date of incorporation and length of life	7.1
4.4	Registered office, legal form, website and applicable legislation	7.1
5.	Business overview
5.1	Principal activities	1.4
5.2	Principal markets	1.2.2, 1.4
5.3	Important events in the development of the issuer’s business	1.1.3, 1.3
5.4	Issuer’s strategy and objectives	1.2.3, 3.2.2
5.5	Dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	1.6.2, 1.7, 2.1.1-2.1.2
5.6	Competitive position	1.4
5.7	Investments
5.7.1	Material investments made	3.1.2.5.1, 3.1.5.3
5.7.2	Material investments in progress or for which firm commitments have already been made	3.3 note 16.1
5.7.3	Significant joint ventures and equity investments	3.3 notes 11, 13.7, 20 3.4.1 note 4.2
5.7.4	Environmental issues that may affect the issuer’s use of its property, plant and equipment	2.1.1, 2.1.4, 4.2
6.	Organizational structure
6.1	Brief description of the Group and diagram of the organizational structure	1.1
6.2	List of significant subsidiaries	3.3 note 20
7.	Review of the Group’s financial position and results
7.1	Financial position	3.1
7.1.1	Analysis of the development and performance of the issuer’s business and of its position	3.1.1 -3.1.3
7.1.2	Likely future development of the issuer’s business and Research & Development activities	1.6
7.2	Operating results	3.1.2.1 -3.1.2.2
7.2.1	Significant factors materially affecting the issuer’s income from operations	1.3, 3.1.2.1 -3.1.2.2
7.2.2	Discussion of the reasons for material changes in net sales or revenues	3.1.1.2, 3.1.2.1.1
8.	Capital resources
8.1	Information concerning the issuer’s capital resources	3.1.4.3, 3.3 note 15, 6.1
8.2	Issuer’s cash flows	3.1.4.1, 3.3
8.3	Borrowing requirements and funding structure	3.1.4.2
8.4	Restrictions on the use of capital resources	N/A
8.5	Anticipated sources of funds	3.3 note 14.3
9.	Regulatory environment	1.7
10.	Trend information
10.1	Most significant recent trends and significant changes in the Group’s financial performance since the end of the last financial period	3.2.1
10.2	Trends and uncertainties likely to have a significant influence on outlook	1.2.2, 2.1
11.	Profit forecasts or estimates
11.1	Published profit forecasts or estimates	3.2.2
11.2	Principal assumptions	1.2.2, 1.2.3, 1.4
11.3	Declaration of comparability with historical financial information and compliance with accounting methods	3.2.2
12.	Administrative, management, and supervisory bodies and General Management
12.1	Composition of management and supervisory bodies	5.1
12.2	Administrative, management and supervisory bodies and General Management conflicts of interest	5.1.4.3
13.	Remuneration and benefits
13.1	Amount of remuneration paid and benefits in kind granted to members of management and supervisory bodies	5.4.1-5.4.3
13.2	Total amounts set aside or accrued to provide for pensions, retirement or similar benefits	5.4.1
14.	Operation of the management and supervisory bodies
14.1	Date of expiration of the current terms of office	5.1.1
14.2	Service contracts providing for benefits upon termination of employment	5.4.1.1
14.3	Committees of the Board of Directors	5.2.1.6, 5.2.1.8
14.4	Statement of compliance with the Corporate Governance regime applicable in France	5.3
14.5	Potential material impacts on the Corporate Governance	N/A
15.	Employees
15.1	Number of employees and breakdown of persons employed	4.3.1
15.2	Share ownership and stock options held by members of management and supervisory bodies	5.1.4.2 5.1.4.4
15.3	Arrangements for involving the employees in the capital of the issuer	4.3.1.2.4
16.	Major shareholders
16.1	Shareholders holding more than 5% of the capital	6.2.1
16.2	Existence of different voting rights	6.4.1
16.3	Control of the issuer	6.2.2
16.4	Arrangements the operation of which may result in a change in control of the issuer	N/A
17.	Related party transactions	3.3 note 12, 3.4.1 note 8
18.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
18.1	Historical financial information	3.3, 3.4.1
18.2	Interim and other financial information	N/A
18.3	Auditing of historical annual financial information	3.5.2
18.4	Pro forma financial information	N/A
18.5	Dividend policy	6.3
18.6	Legal and arbitration proceedings	3.3 note 18, 3.4.1 note 7
18.7	Significant change in the issuer’s financial position	3.2.1
19.	Additional information
19.1	Share capital
19.1.1	Amount of issued capital and number of shares	3.3 note 15, 6.1.1
19.1.2	Shares not representing capital	N/A
19.1.3	Shares held by the issuer or its subsidiaries	6.1.4
19.1.4	Convertible or exchangeable securities or securities with warrants	6.1.2
19.1.5	Acquisition rights and/or obligations over authorized but unissued capital	N/A
19.1.6	Information about any capital of any member of the Group which is under option or agreed to be put under option	N/A
19.1.7	History of share capital	6.1.1
19.2	Memorandum and Bylaws
19.2.1	Register and corporate scope	7.1
19.2.2	Rights, preferences and restrictions attached to shares	6.4.1
19.2.3	Provisions of the issuer’s articles of association, statutes, charter or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer	N/A
20.	Material contracts	3.3 notes 3.2 and 14.3
21.	Documents available	Introduction

7.3.2      Annual Financial Report

The Annual Financial Report required by Article L. 451-1-2 of the French Monetary and Financial Code and Article 222-3 of the AMF General Regulation, and reporting on the items mentioned below, is included in this Universal Registration Document.

Items required by Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation	URD
Section
Consolidated Financial Statements (IFRS)	3.3
Annual financial statements (French GAAP)	3.4.1
Management Report	See Cross-reference Table 7.3.3
Declaration by the person responsible	Introduction
Report of the Statutory Auditors on the Consolidated Financial Statements	3.5.2.1
Report of the Statutory Auditors on the annual financial statements	3.5.2.2

7.3.3      Management Report of the Board of Directors

The Management Report of the Board of Directors to the Shareholders’ Meeting, required by Article L. 225-100 of the French Commercial Code and reporting on the items mentioned below is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 14, 2024.

Items required by the French Commercial Code, Monetary and Financial Code, Universal Registration Document, the General Tax Code, and by the General Regulations of the AMF	URD
Section
I. Activity
Analysis of the business performance, results and financial position of the Company during the past fiscal year (L. 225-100-1 and L. 232-1 of the French Commercial Code)	3.4.1-3.4.2
Analysis of the business performance, results and financial position of the Group during the past fiscal year (L. 225-100-1 II and L. 233-26 of the French Commercial Code)	3.1
Results of subsidiaries and controlled companies by business segment (L. 233-6 of the French Commercial Code)	3.1.3
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	1.6
Description of the principal risks and uncertainties (L. 225-100-1 of the French Commercial Code)	2.1
Information on financial risks related to the effects of climate change and measures taken by the company to reduce them (L. 22-10-35 of the French Commercial Code)	2.1.4, 4.1.3.2.1, 4.2.1, 4.2.3
Group’s policy concerning financial risk management and exposure to price, credit, liquidity and cash risks (L. 225-100-1 of the French Commercial Code)	3.1.4.2.3, 3.3 note 14
Add-back of operating expenses and extravagant expenses (Art. 39.4 and 223 quater, Art. 39.5 and 223 quinquies of the General Tax Code)	3.4.2.2
Information on supplier payment terms (L. 441-14 of D. 441-6 the French Commercial Code)	3.4.2.4
Five-year summary of results (R. 225-102 of the French Commercial Code)	3.4.2.5
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	3.1.2.5.3, 3.2.2
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	3.2.1, 3.3 note 19
Main characteristics of the internal control and risk management procedures pertaining to the preparation and processing of accounting and financial information (L. 22-10-35 of the French Commercial Code)	2.2.2.1
II. Statement of Non-Financial Performance (L. 225-102-1, L. 22-10-36, R. 22-10-29, R. 225-104, R. 225-105, R. 225-105-1, R. 225-105-2; and L. 821-54 of the French Commercial Code)
Business model	1.2.1
Main risks relating to the employment-related and environmental consequences of Orange’s activities, including the risks arising from climate change and those related to the impacts of our business on respect for human rights, anti-corruption measures and tax avoidance	2.1.4
Policies to prevent, identify and mitigate risks	2.2.3, 4.2.1, 4.3.1.2, 4.3.2.2, 4.3.3.2, 4.3.3.3, 4.3.3.5, 4.3.3.7, 4.4.2
Effectiveness of our policies and key
- employment-related performance indicators	4.3
- environmental performance indicators	4.2
- and community and sustainable development performance indicators	4.1.4, 4.3.2.3, 4.3.3, 4.4.2, 4.4.4
III. Vigilance plan (L. 225-102-4 of the French Commercial Code)
Risk mapping	2.2.3.5.3
Procedures for evaluating the position of subsidiaries, subcontractors and suppliers	2.2.3.5.1
Actions taken to mitigate risks and prevent abuses	2.2.3.5.4
Alert mechanism	4.4.2.4
Monitoring mechanism and assessment of measures taken	2.2.3.5.6
IV. Legal information and information related to shareholding
Employee shareholdings at the year-end (L. 225-102 of the French Commercial Code)	6.2.1
Identity of shareholders holding more than 5%; treasury shares (L. 233-13 of the French Commercial Code)	6.2.1
Information on share buybacks (L. 225-211 of the French Commercial Code)	6.1.4
Dividends distributed for the last three fiscal years (243 bis of the General Tax Code)	6.3
Equity investment in or takeover of companies having their registered office in France (L. 233-6 of the French Commercial Code)	3.4.2.3
Summary of transactions by Corporate Officers on company securities (L. 621-18-2 and R. 621-43-1 of the French Monetary and Financial Code, and 223-22 A and 223-26 of the AMF General Regulation)	5.1.4.2
V. Miscellaneous
Information on loans granted to other companies (L. 511-6 and R. 511-2 1-3 of the French Monetary and Financial Code)	N/A
List of company branches abroad (L. 232-1 of the French Commercial Code)	N/A

7.3.4      Corporate Governance Report of the Board of Directors

The report of the Board of Directors required by Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on March 27, 2024.

The Statutory Auditors’ Report on the Board of Directors’ report on Corporate Governance is included in their report on the separate annual financial statements.

Information required by Article L. 22-10-8 et seq. of the French Commercial Code	URD
Section
Composition of the Board of Directors	5.1.1
Directorships and offices held in any company by each of the corporate officers during the year	5.1.4.1
Application of the principle of balanced representation between women and men on the Board of Directors	5.2.1.3
Information on gender balance in the 10% most senior positions	4.3.1.3.5.1
Information on balanced representation between women and men on the committee assisting the General Management (Executive Committee)	4.3.1.3.5.1
Information on balanced representation between women and men in governing bodies	4.3.1.3.5.1
Conditions of preparation and organization of the work of the Board of Directors	5.2.1.4, 5.2.1.9
Description of the procedure in place for assessing usual related-party transactions	5.2.1.10
Management structure	5.2.2.1
Limits on the powers of the Chief Executive Officer	5.2.2.2
Reference to a Code of Corporate Governance	5.3
Special procedures regarding shareholder participation at Shareholders’ Meetings	6.4.3
Items relating to the compensation policy for corporate officers	5.4.1.3
Total compensation and benefits of any kind paid to each corporate officer	5.4.1.2, 5.4.2
Difference in the compensation of corporate officers and employees	5.4.1.2

Remuneration paid or allocated, for each corporate officer, by a company included in the scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code (L. 22-10-9, I., 5° of the French Commercial Code)

5.4.1.1, 5.4.2.2
Remuneration from a company included in the scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code (L. 22-10-9, I., 5 of the French Commercial Code)	5.4.1.1 5.4.2.2
Factors that may have an impact in the event of a public tender or exchange offer	5.2.1.1, 5.4.1, 6.2, 6.1.4, 6.4
Related party agreements and commitments	6.7
Agreements concluded between a manager or a major shareholder and a subsidiary Article L. 225-37-4, 2 of the French Commercial Code	3.3 Note 12 3.4.1 Note 8
Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors to increase the Company’s capital and use made of these delegations during the fiscal year (L. 225-37-4 of the French Commercial Code)	6.6

7.3.5      Documents sent to shareholders upon request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Universal Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, together with the Group’s Social Audit Report, available on the www.orange.com website, under the heading Finance/Annual Shareholders’ Meeting.

Elements required by Article R. 225-88 of the French Commercial Code	URD
Section
List of directors and Chief Executive Officers and offices held	5.1.1 -5.1.2 5.1.4.1
Text of draft resolutions	6.5
Report of the Board of Directors to the Shareholder’s Meeting	6.6 (also see Cross-reference Table 7.3.3)
Statutory Auditors’ Special Report on regulated agreements	6.7
Statutory Auditors’ Report on the resolutions proposed to the Shareholders’ Meeting	6.7
Annual financial statements	3.4
Allocation of income	6.6
Statutory Auditors’ General Report on the annual financial statements	3.5.2.2
Consolidated Financial Statements	3.3
Group Management Report	3.1
Corporate Governance Report of the Board of Directors	See Cross-reference Table 7.3.4
Statutory Auditors’ Report on items that could have an effect in case of public tender or exchange offer	3.5.2.2
Summary table of delegations of authority and powers concerning capital increases	6.6

ORANGE

Date: March 28, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations